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06017377

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME L'Air Liquide S.A.

*CURRENT ADDRESS 75, quai d'Orsay
75321 Paris Cedex 07
Paris, France

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 19 2006
THOMSON FINANCIAL

FILE NO. 82- 5224 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: ES

DATE: 10/10/06

2/27/2004

CONSOLIDATED EARNINGS 2003

The Supervisory Board of Air Liquide, chaired by Alain Joly, met on 26 February 2004 and reviewed financial statements for 2003, presented by Benoît Potier, Chairman of the Management Board.

In 2003, Air Liquide once again delivered net earnings growth to reach 726 million euros (+7.4% in constant currencies) and of 8.3% in EPS in constant currencies, to reach 7.36 euros.

Benoît Potier, Chairman of the Management Board, commented:

"In 2003, the Group once again recorded an increase in net earnings – a performance achieved despite an uncertain economic environment and the unfavorable impact of exchange rates.

Air Liquide advanced in all business lines in Asia and the Americas, particularly in the second half of the year, as well as in Europe. This positive evolution was due in particular to the significant development of hydrogen use in refineries, homecare and high-purity gases for semi-conductors.

Over and above growth in activities, the increase in earnings also reflects the successful cost reduction program undertaken over the past three years. The Group strengthened its financial structure, reducing debt and improving profitability in capital employed in its four main business lines. Our solid financial structure gives us confidence for the future and in our growth initiatives.

We are working on the proposed acquisition of Messer's operations in Germany, the United Kingdom and the United States, a development consistent with our strategy, and one that will strengthen our global presence. In 2004, we are also launching a new three-year action plan combining accelerated time to market for our products and services, sharing of best practices, and constant improvements in efficiency, thanks to the Group's men and women and our technological assets.

The extent to which we grow in the coming year will be linked to the strength of economic recovery and the impact of exchange rate conversion. Nevertheless, based on our performance in the second half of 2003, our goal for 2004 is to achieve higher growth in activities and reported net earnings."

A **dividend of 3.20 euros** per share excluding tax credit, will be proposed at the next General Shareholders' Meeting, representing a **distribution rate of 45 %** for the year. Once accounts are approved by the AGM, the Management Board, in agreement with the Supervisory Board, has decided **to distribute** on June 14 **1 bonus share for every 10** shares held, as of January 1 2004.

Key 2003 figures

Besides comparing published figures, financial information is presented here in constant currencies and excluding natural gas effects and consolidation of Japan Air Gases (JAG) where applicable. Since most industrial and medical gases are not exported, all operational activities in our subsidiaries (sales, costs, purchasing and debt) are accounted for in local currency. As a result, the impact of currency fluctuations on sales and results is limited to the effect of accounting consolidation in euros for the financial statements of our foreign subsidiaries. Fluctuations in natural gas prices are passed on to our customers by means of indexed pricing clauses.

82-522

Millions of euros	2002	2003	2003/02	2003/02 (excl. forex)	2003/02 (excl. forex, JAG)
Total sales	7,900.4	8,393.6	+6.2%	+9.6%*	+5.0%*
of which Gas and Services sales	6,887.0	7,388.5	+7.3%	10.8%*	+5.4%*
Operating income before depreciation/amortization (EBITDA)	1,974.8	2,004.7	+1.5%	+7.2%	
Operating income after depreciation/amortization (EBIT)	1,161.6	**1,196.0**	+3.0%	**+7.8%**	**+5.2%**
Net earnings	703.2	**725.6**	+3.2%	**+7.4%**	**+7.0%**
Cash flow	1 514.1	**1,542.2**	+1.9%	**+8.1%**	
Net earnings per share (in euros)**	7.08	**7.36**	**+4.0%**	+8.3%	
Dividend per share (in euros)	3.20	**3.20**			
ROCE after taxes	10.8%	**11.6%**			

** Sales figures have been adjusted to exclude currency and natural gas effects.*
*** The average number of shares used to calculate EPS in 2003 was 98,537,498.*
The number of shares outstanding at December 31, 2003, was 99,912,917.

Sales

Consolidated sales for 2003 reached 8,394 million euros, up +6.2% on 2002, with Gas and Services sales showing a marked improvement in the second half.

At constant exchange rates and excluding fluctuations in natural gas prices, full year sales grew +9.6%, of which +5% was activity-related and +4.6% linked to the consolidation of JAG.

Gas and Services sales, accounting for nearly 90% of activities, were up +10.8% in 2003 (at constant exchange rates and excluding fluctuations in natural gas prices), of which +5.4% activity-related and +5.4% linked to the consolidation of JAG.

Group results

Operating income before depreciation/amortization (EBITDA) increased by +7.2% (excluding currency effect), of which 2.8% was linked to the consolidation of JAG. Growth was achieved while maintaining good margin levels recorded in 2002.

The EBITDA to sales ratio for Gas and Services rose by +0.4 percentage points, excluding the impact of natural gas prices and consolidation of JAG, whose margin structure differs from that of the Group. For the Group, taking into account strong growth in engineering - a business with traditionally lower margins - the ratio, on the same basis, remained stable at 25.0%.

Operating income (EBIT) amounted to 1,196 million euros, in line with growth in sales (excluding natural gas price effect and consolidation of JAG).

The EBIT/sales ratio grew by +0.5 percentage points for Gas and Services excluding the impact of natural gas prices and consolidation of JAG. For the Group overall, it reached 14.9% on the same basis, an increase of +0.2 percentage points over 2002.

Performance at the operating income level was driven in particular by the combined effect of a reduction in costs and accelerated growth in the second half.

Our **efficiency program**, launched three years ago, achieved its goal of generating 300 million euros in cumulative savings. In 2003, savings totaled approximately 120 million euros, including JAG. Overall for the 2001-2003 period, the program doubled the pace of savings compared with the 1998-2000 period.

Net financial expenses declined by -16.7% for the second consecutive year, to 106 million euros in 2003. This decrease was attributable mainly to a reduced volume of debt, lower interest rates in Europe, and the impact of the foreign exchange rate on debt expressed in US dollars.

Earnings of companies accounted for by the equity method amounted to 50 million euros, a decline of -11.5%, owing to an exceptional asset disposal by Séchilienne-Sidec in 2002.

Other **net expenses** totaled 50 million euros, a figure comparable to that recorded in 2002. For the most part they related to provisions for risk of depreciation of intangible assets or deferred charges linked to the development of new operations.

The effective average **tax rate** was 29.6%, a rate similar to that for 2002, thanks to continued tax optimization especially in Italy.

Minority interests increased, by +18.6% to 56 million euros, given the consolidation and integration of Japan Air Gases since January 1, 2003.

Group **consolidated net earnings** rose to 726 million euros, a +3.2% increase despite unfavorable currency effects. Excluding foreign exchange, growth was +7.4%.

Net earnings per share reached 7.36 euros, an increase of +4.0% (+8.3% excluding foreign exchange), given the share buyback program carried out in 2003.

In 2003, the Group bought back 1,185,641 shares at an average price of 127.2 euros, for a total of 150.8 million euros. Air Liquide intends to continue its share buyback policy at a moderate pace in 2004.

Financial position and balance sheet

Cash flow amounted to 1,542 million euros, an increase of +8.1% excluding foreign exchange. This evolution is consistent with the rise in EBITDA. Over the year, it represented about 18% of sales.

Capital expenditure reached 822 million euros. Industrial investment increased by 114 million euros while financial investments declined following the 2002 acquisition of certain Messer assets and a buy-out of Air Liquide Japan minority shareholders.

Working capital requirements remained stable, demonstrating efficiency savings notably in Healthcare. Controlling working capital requirements remains a permanent objective for the Group.

Net debt amounted to 1,730 million euros as of December 31, 2003, a decrease of 292 million euros. Debt reduction resulted primarily from operations; a favorable exchange rate, taking into account the percentage of dollar debt, was compensated by the buyback of shares.

Net gearing was 31%, compared to 37% in 2002. The Group therefore has a very solid financial structure to finance the proposed acquisition of Messer's businesses in Germany, the United Kingdom and the United States.

Return on capital employed (ROCE) after tax was 11.6% as of December 31, 2003, compared to 10.8% in 2002. This marked improvement occurred in each of the Group's main business lines, while the Group maintained long-term capital expenditure that will ensure future growth.

Analysis by geographic zone

In 2003, all geographic zones saw an increase in EBIT (excluding foreign exchange).

In **France**, performance in Healthcare and Large Industries produced overall growth in Gas and Services EBIT. Performance in gas related activities was weaker.

In **Europe** (excluding France), the dynamic performance of our Industrial Customers business line and the ramp-up of Large Industries projects produced growth in EBIT.

In the **Americas**, after slightly lower first-half results, EBIT benefited from the business recovery in the second half to achieve growth for the full year, fuelled by Large Industries and Industrial Customers.

In **Asia-Pacific**, EBIT for all activities showed very strong growth when foreign exchange and consolidation of JAG are excluded.

Analysis by business line

Large Industries saw solid improvement in margins in 2003, thanks to a greater number of large contracts, especially in Asia and in Europe, to efficiency efforts, and to the recovery evident in the second half of the year.

Electronics recorded steady margins over the year with better performance in the second half of 2003. Analysis of these margins shows the contribution of efficiencies in Japan (through Japan Air Gases) and a positive contribution from volume growth in Asia (Japan, China, Taiwan).

In **Industrial Customers**, margins were stable, sustained by the growth of liquid gas volumes and services in Europe and Asia. Trends by geographic zone were more varied over the year, with Europe showing the best performance.

Healthcare improved its margin ratio in 2003, with solid performance in the second half. Medical gases and hygiene services to hospitals in Europe and Homecare in France showed the strongest performance.

2004 Outlook

2003 saw a clear rebound in activity during the second half. The first few months of 2004 show a number of positive factors, such as the dynamism of Electronics activity, the start-up of new units in the Large Industries business, growth in services, an improved outlook in Healthcare, and geographic positioning enabling us to take advantage of the recovery in our Industrial Customers markets in Asia and the Americas.

In addition, the Group should achieve **accelerated organic growth** through the development of more targeted marketing operations and the rising importance of our growth vectors (hydrogen, Healthcare, Asia, Electronics, services), along with expansion in emerging countries (China, Eastern Europe).

...2004, we will launch a new **three-year action plan** to strengthen sales growth and improve ...ting income. The program is based on three key goals: accelerated time to market for our ...ts and services; sharing best practices; and constant improvements in efficiency. This ...n should generate approximately 400 million euros in improved performance throughout all ...s by 2007.

...e working on the **proposed acquisition of Messer's operations** in Germany, the ...gdom and the United States. The acquisition represents an exceptional business ...ty for us thanks to the geographic complementarity and quality of the businesses, and ...ed teams involved.

...nds

General Shareholders' Meeting on May 12, 2004, the Management Board, with the ...oval of the Supervisory Board, will propose a dividend of 3.20 euros per share for financial ...ar 2003.

This represents a **distribution rate** of 45% over the year.

82-52

Once accounts are approved by the AGM, the Management Board, in agreement with the Supervisory Board, has decided to **distribute** on June 14 2004, **1 bonus share for every 10** shares held, as of January 1 2004.

Corporate Financial statements

For **L'Air Liquide S.A.**, net earnings before exceptional items reached 328 million euros, compared to 324 million euros in 2002.

Financial calendar 2004

The Annual General Shareholders' Meeting will be held at Palais des Congrès, in Paris, on May 12, 2004, at 3 p.m.

2004 1st quarter sales Wednesday, April 28
AGM Wednesday, May 12
Dividend distribution Tuesday, May 18
2004 1st half sales Tuesday, July 27
2004 1st half earnings Monday, September 6
2004 3rd quarter sales Thursday, October 28

Appendix

****

*Present in 65 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies. These solutions, which are in line with Air Liquide's commitment to sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 31,900 employees. The Group has successfully developed a long-term relationship with its shareholders built on confidence and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2003 totaled 8,394 million euros, of which sales outside France accounted almost 80%. Air Liquide is listed on the Euronext Paris stock exchange and is a component of the CAC 40 and EuroStoxx 50 indexes (ISIN code FR 0000120073).*

For more information please contact:

Investor Relations
Matthieu Baumgartner — +33 (0)1 40 62 55 19
Caroline Morand — +33 (0)1 40 62 55 41

Corporate Communication
Dominique Maire — +33 (0)1 40 62 53 56
Joëlle Ambon — +33 (0)1 40 62 51 31

www.airliquide.com

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RECEIVED
2006 AUG 10 P 2: 0

Brief summary of the note entitled

"DESCRIPTIF DU PROGRAMME DE RACHAT PAR L'AIR LIQUIDE SA DE SES PROPRES ACTIONS SOUMIS A L'APPROBATION DE L'ASSEMBLEE GENERALE MIXTE DES ACTIONNAIRES DU 10 MAI 2006"

dated10 April 2006.

This note describes the terms and conditions of a program for the repurchase of its own stock by L'Air Liquide SA, to be submitted for approval to the combined shareholders meeting to be held on 10 May 2006. Due to new regulations issued by the Autorité des Marchés Financiers (AMF), this note does no longer need to obtain the AMF visa.

The main terms of the program are:

- a maximum percentage of repurchase of 10% of the shares making up the Company's share capital;
- a maximum purchase price of 250 euros per share;
- an 18-month duration as from the shareholders meeting of 10 May 2006.

The objectives assigned to the program are:

- either the cancellation of the shares,
- or their holding with a view to use them as a means of payment or exchange in the event of external growth transactions, in compliance with market practices and applicable regulations,
- or the implementation of any employee stock option plan in accordance with the 16th resolution of the combined shareholders meeting of 12 May 2004,
- or the animation of the market of the Company's shares via a liquidity agreement compliant with the rules laid down by the Autorité des Marchés Financiers.

The note further details:

- the number of own shares held directly and indirectly;
- the allocation per objectives of the shares already held;
- the transactions on own shares made during the preceding program (from 10 March 2005 to 7 April 2006).

Resolutions

presented to the Combined Shareholders' Meeting of May 10, 2006



Contents

Management board report on the resolutions presented to the Combined Shareholders' Meeting

■ Results for the period

This report includes the annual financial statements of L'Air Liquide S.A. prepared in accordance with legal provisions and the French General Chart of Accounts.

The financial statements of L'Air Liquide S.A. for the year ended December 31, 2005, have been prepared in accordance with the new accounting rules applicable to statutory accounts as of January 1, 2005, and stipulated in the following regulations of the French Accounting Regulation Committee, the CRC: no. 2002-10 of December 12, 2002, no. 2003-07 of December 12, 2003 and no. 2004-06 of November 23, 2004 on the definition, measurement, recognition, impairment and depreciation, and amortization of assets.

The extension of certain depreciation and amortization periods led to the retroactive calculation of impairment as of January 1, 2005. The difference arising from this recalculation in the amount of 42.4 million euros was transferred from assets to the accelerated depreciation heading under equity. With regard to taxation, the changes in depreciation and amortization periods for impairment had no impact, as the periods of use were maintained.

Costs which could previously be recognized as deferred charges must be immediately recognized as expenses. They may, however, be capitalized if they satisfy the criteria for the definition and reco-nition of assets. This new definition led the Company to perform llowing transfers:

ssification to intangible assets of the net carrying amount of evelopment costs of certain IT projects, previously classified deferred charges, in the amount of 52.6 millions euros, net of ax,

• reclassification to equity (retained earnings) of the costs incurred in 2004 for the acquisition of Messer Group activities, previously classified as deferred charges, in the amount of 66.3 million, net of tax.

Revenues in 2005 totaled 1,460.1 million euros compared to 1,347.6 million in 2004, up 8.4%.

Profit for the period totaled 597.1 million euros compared to 383.9 million euros in 2004. It comprises the capital gains in the amount of 155.8 million on the disposal of securities held in Séchilienne-Sidec and the capital gain on the simplified public exchange offer for the shares of Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO).

Investments in French and foreign associates amounted to 525.2 million euros compared to 433.1 million euros in 2004.

Consolidated revenues for 2005 totaled 10,434.8 million euros, compared to 9,428.4 million euros in 2004, up 10.7%. On a like-for-like basis, (excluding changes in foreign exchange rates, natural gas prices and the scope of consolidation), revenue growth was up 6.2%.

Consolidated net profit for the period attributable to equity holders of the parent, after deducting minority interests, amounted to 933.4 million euros, compared to 780.1 million euros in 2004, up 19.7% (increase of 18.8% on a constant exchange rate basis). Excluding exceptional items, growth was 10.9% (10.0% on a constant exchange rate basis).

These results are described in the Annual Report.

Capital increases reserved for employees

Since 1986, L'Air Liquide S.A. has granted the employees of certain Group companies the possibility of subscribing to several reserved capital increases. The total number of subscribed shares, excluding the allocation of bonus shares, was 1,600,107.

In accordance with article L 225-102 of the French Company Law, the shareholders are hereby informed that the number of shares held by the employees of your Company and its subsidiaries within the meaning of article L 225-180 of the French Company Law, totaled 1,298,508 representing 1.18% of share capital as of December 31, 2005.

Acquisitions and controlling interests

In accordance with article L 233-6 of the French Company Law, it should be noted that the Company performed the following transactions in 2005:

- acquisition of the shares of 13.22%-owned Société d'Oxygène et d'Acétylène d'Extrême-Orient, as part of public buy-out and exchange offers, followed by a squeeze-out offer,
- disposal of 39.45%-owned Séchilienne-Sidec,
- dissolution without liquidation of wholly-owned Hysynco International,
- dissolution without liquidation of wholly-owned SEPAL,
- disposal of 99.84%-owned Air Liquide Environnement (now Air Liquide Russie) to the subsidiary, Air Liquide International,
- creation of 99.88%-owned Air Liquide Expansion,
- creation of 99.88%-owned Air Liquide Exploitation,
- creation of 99.88%-owned Air Liquide Management,
- creation of 99.88%-owned Air Liquide Marketing,
- following the Air Liquide Trading (now Cryopal) capital increase, in consideration for a partial asset transfer from Taema, our investment in this company decreased from 99.76% to 1.24%.

Identity of shareholders and voting rights

As of December 31, 2005, no shareholder held 5% or more of share capital and voting rights.

■ Resolution under the authority of the Ordinary Shareholders' Meeting

The shareholders are asked, after having reviewed:

- the report of the Management Board on the operations and management of the Company and its Group during fiscal year 2005,
- the reports of the Supervisory Board and its Chairman,
- the Company's annual financial statements, income statement, balance sheet and notes thereto,
- the Group's consolidated financial statements,
- the statutory auditors' reports,

to approve the Company's financial statements and the consolidated financial statements for the year ended December 31, 2005 such as presented as well as the transactions reflected in these financial statements or mentioned in these reports.

Based on the Company's results, the Management Board proposes, for each share existing as of December 31, 2005 (i.e. a total of 109,538,475 shares), a dividend of 3.85 euros. This dividend is eligible for the 40% allowance mentioned in article 158.3.2° of the General Tax Code and no longer benefits from the tax credit.

In addition, for shareholders who have held their shares in registered form for at least two years as of December 31, 2005, and who shall continue to hold shares in this form until May 16, 2006, the dividend payment date, shall receive, for these shares (i.e. as of December 31, 2005, a total of 27,264,001 shares), a bonus dividend with a premium of 10% compared to the dividend paid to other shares, i.e. a dividend of 0.38 euros. This dividend is also eligible for the 40% allowance mentioned in article 158.3.2° of the General Tax Code and no longer benefits from the tax credit.

The difference between the bonus dividend calculated on the basis of shares known as of December 31, 2005 and the bonus dividend actually paid shall be allocated to retaining earnings.

It should be noted that, to facilitate share transferability, the shares resulting from the exercise of options shall immediately carry dividend rights and not as of January 1 of the year in which the option is exercised.

Hence, the shareholders are asked to authorize the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, to deduct from the "Retained earnings" account the sums necessary to pay the dividend to the shares thus issued between January 1 and May 16, 2005, the dividend payment date.

Shareholders are asked to approve the proposed allocation of net earnings for the period of 597,078,673 euros as follows (in euros):

• allocation to	
– legal reserve	393,418
– retained earnings	164,601,806
– dividends	432,083,449

Distribution

In accordance with the law, the dividend distributions made with respect to the last three fiscal years are as follows:

Fiscal year	Total amount distributed (€)	Number of shares concerned	Net dividend distributed (€)	Tax already paid to the French Treasury (tax credit) (€)
2002 (1)	322,619,011	100,818,441	3.20	1.60
(2)	7,836,553	24,489,228	0.32	0.16
2003 (1)	319,721,334	99,912,917	3.20	1.60
(2)	7,765,140	24,266,063	0.32	0.16

Fiscal year	Total amount distributed (€)	Number of shares concerned	Dividend distributed eligible for the 50% allowance mentioned in article 158.3.2° of the General Tax Code (€)
2004 (1)	382,132,881	109,180,823	3.50
(2)	9,056,861	25,876,746	0.35

(1) Ordinary dividend.
(2) Bonus dividend.

In 2004, the increase in the number shares was mainly due to the issue of bonus shares (issue of 10,132,708 shares by allocation of one new share for ten old shares).

Company share buy-back program

The Combined Shareholders' Meeting of May 11, 2005 authorized the Management Board, for a period of eighteen months, in accordance with articles L 225-209 et seq. of the French Company Law, and subject to the prior authorization of the Supervisory Board, as set forth in article 22 of the Articles of Association, to have the Company buy back its own shares in order to:

- cancel them,
- allocate share purchase options to its employees or those of its subsidiaries, in accordance with the sixteenth resolution of the Combined Shareholders' Meeting of May 12, 2004,
- buy or sell them according to market situations in accordance with and within the limits of applicable regulations,
- retain them for the purpose of a share exchange or payment in connection with acquisitions, in accordance with applicable regulations.

The maximum purchase price is set at 220 euros per share and the maximum number of shares that can be bought back is 10% of the total number of shares comprising the share capital, i.e., 10,884,004 shares, for a maximum total amount of 2,394,480,880 euros.

These shares may be acquired at any time and by all available means, either on or off a stock exchange, in private transactions or through optional mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of article L 225-206 of the French Company Law.

In exercising this authority, a share buy-back program was set up, resulting in the following movements in 2005:

- 411,699 shares were purchased at an average price of 145.17 euros,
- 350,000 shares were cancelled at the average price of 130.46 euros following the decision taken by the Management Board on February 25, 2005, authorized by the Supervisory Board of February 25, 2005, in accordance with the provisions of the 13th resolution approved by the Combined Shareholders' Meeting of May 12, 2004,
- 870,755 shares were submitted to the principal simplified public exchange offer for the shares of SOAEO S.A. (exchange of one Air Liquide share for one SOAEO share), at an average price of 116.91 euros.

The pre-tax amount of trading and dealing fees totaled 0.2 million euros.

As of December 31, 2005, a total of 537,375 treasury shares, each with a par value of 11 euros, were reported in the balance sheet for a total value of 74.9 million euros.

These shares represent 0.49% of the Company's share capital.

The Supervisory Board was informed that, following the entry into force on October 13, 2004 of European Regulation no. 2273/2003 of December 22, 2003 and the new regulation of the French Financial Markets Authority (Autorité des Marchés Financiers), the decision was made to allocate shares acquired or held previously as follows:

- cancellation of shares: 147,250
- exchange or payment of shares as part of acquisitions 390,125

This program makes it possible to offset, in the long term, the dilutive impact that the granting of share subscription options and capital increases reserved for the Company's employees could have on

shareholders, and since this authorization was partially used, the shareholders are asked to replace the previous authorization with a new authorization granted to the Management Board, subject to the prior authorization of the Supervisory Board, or the Board of Directors, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to have the Company buy back its own shares in order to:

- cancel them, subject to the adoption of resolution no. 8,
- retain them for the for the purpose of a share exchange or payment in connection with acquisitions in accordance with recognized market practices and applicable regulations,
- implement share purchase option plans in favor of its employees or those of its subsidiaries, in accordance with the 16th resolution of the Combined Shareholders' Meeting of May 12, 2004,
- maintain an active market in the Company's shares pursuant to a market liquidity agreement in compliance with a code of ethics recognized by the French Financial Markets Authority, the AMF.

The shareholders set the maximum purchase price at 250 euros per share and the maximum number of shares that can be bought back is 10% of the total number of shares comprising the share capital, i.e., 10,904,762 shares, for a maximum total amount of 2,726,190,500 euros, subject to the legal limits.

These shares may be acquired at any time and by all available means, either on or off a stock exchange, in private transactions or through optional mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of article L 225-206 of the French Company Law.

Shares acquired may be assigned or transferred in any manner on or off a stock exchange or through private transactions, in compliance with applicable regulations.

Dividends of treasury shares shall be allocated to retained earnings.

This authorization is granted for a period of eighteen months starting from the date of this meeting and replaces the authorization granted to the Management Board by the Ordinary Shareholders' Meeting of May 11, 2005 with respect to the non-utilized portion.

Supervisory Board

The term of office of Béatrice Majnoni d'Intignano expires at the end of this Shareholders' Meeting.

As Béatrice Majnoni d'Intignano has accepted the renewal of her term of office, the shareholders are asked to approve her re-appointment as member of the Supervisory Board or, subject to the condition precedent of the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, as director for a period of 4 years.

The shareholders are asked to approve the appointment of Paul Skinner as a new member of the Supervisory Board or, subject to the condition precedent of the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, to appoint Paul Skinner as director for a period of 4 years.

These recommendations reflect the Supervisory Board's desire to appoint members based on their professional abilities, integrity and independence as well as their determination to take into consideration the interests of all shareholders while ensuring the diversity of cultures and experience in important areas for the Group.

Subject to the condition precedent of the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, the shareholders are asked to appoint Benoît Potier as director for a period of 4 years, and Alain Joly, Edouard de Royère, Sir Lindsay Owen-Jones, Thierry Desmarest, Gérard de la Martinière, Cornelis van Lede, Professor Rolf Krebs and Thierry Peugeot as directors for their remaining term of office as members of the Supervisory Board.

In addition, it is proposed, subject to the condition precedent of the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association and in accordance with the newly adopted provisions of the Articles of Association, to set the total amount of directors' fees to be allocated to members of the Board of Directors, the sum previously attributed to members of the Supervisory Board, i.e. 550,000 euros per fiscal year.

■ Resolutions under the authority of the Extraordinary Shareholders' Meeting

Cancellation of the shares purchased by the Company via a capital decrease

In order to reduce the number of Company shares outstanding and to improve net earnings per share, the shareholders are asked to authorize the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, to cancel, on one or more occasions, and up to a maximum of 10% of the Company's share capital per twenty-four month period, all or part of the shares purchased by the Company in connection with the authorization adopted by the Ordinary Shareholders' Meeting in its fourth resolution and those purchased in connection with the authorization adopted by the Ordinary Shareholders' Meeting of May 11, 2005, and to decrease share capital by this amount.

The difference between the net book value of the shares cancelled and their par value amount shall be allocated to all reserve or additional paid-in capital accounts.

This authorization is granted for a period of twenty-four months starting from the date hereof and replaces the authorization granted to the Management Board by the Extraordinary Shareholders' Meeting of May 11, 2005 in its resolution no. 10.

Authorizations to increase share capital

The Combined Shareholders' Meeting of May 12, 2004 had authorized the Management Board, for a period of five years, subject to the prior authorization of the Supervisory Board as provided for in article 22 of the Articles of Association, to increase share capital, based on its deliberations, on one or more occasions, for a maximum amount of 2 billion euros,

• by capitalizing reserves, earnings, or additional paid-in capital, by raising the par value of existing shares or creating new shares,

• by subscribing in cash by issuing new shares, with or without additional paid-in capital, any additional paid-in capital being allocated to this amount of 2 billion euros, including additional paid-in capital.

The subscription to these new shares shall be reserved in priority to the holders of former shares or the assignees of their rights.

This authorization was partially used in 2004 for a capital increase by capitalization in an amount of 111.5 million euros deducted from "Additional paid-in capital", through the creation of 10,132,708 new bonus shares allocated for no consideration to shareholders, at the rate of one new share for ten former shares.

Given the modification of the marketable securities legal regime, and to enable the Company to have the possibility of increasing its share capital to finance its development and to grant 1 bonus share for 10 existing shares as of June 12, 2006, shareholders will be asked to grant these new authorizations.

Pursuant to the ninth resolution, the shareholders are asked to delegate to the Management Board, for a period of twenty-six months starting from the date hereof, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the right of sub-delegation, the authority to decide one or more capital increases via the issuance of ordinary shares of the Company, in France, in euros.

The total amount of capital increases likely to be performed immediately and/or in the future may not exceed 250 million euros (two hundred and fifty million euros) in par value.

The shareholders have, proportional to the amount of their shares, a preferential share subscription right to the shares issued pursuant to this resolution.

This delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever.

Pursuant to the tenth resolution, the shareholders are asked to delegate to the Management Board, for a period of twenty-six months starting from the date hereof, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the right of sub-delegation, the authority to decide one or more capital increases by capitalizing additional paid-in capital, reserves, earnings or other amounts whose capitalization will be possible under the law and the Articles of Association and in the form of bonus shares granted for no consideration and/or by increasing the par value of existing shares.

The total amount of capital increases likely to be performed may not exceed 250 million euros (two hundred and fifty million euros), this limit being separate and independent from the limit provided for in the ninth resolution, and may not in any event whatsoever exceed the amount of reserves, additional paid-in capital or earnings accounts referred to above which exist at the time of the capital increase.

This delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever.

Subscription of shares reserved for employees who contribute to a Company savings plan

The Combined Shareholders' Meeting of May 12, 2004 had authorized the Management Board, subject to the prior authorization of the Supervisory Board, in accordance with article 22 of the Articles of Association, for a period of five years, to increase share capital, in one or more transactions, for a maximum amount of 150 million euros, including additional paid-in capital, by issuing shares for subscription, under articles L 443-5 of the Labor Code and article L 225-138 of the French Company Law, by employees of the Company and the companies which are affiliated to it within the meaning of article L 444-3 of the Labor Code, who have at least three months' seniority, and contribute to a Group/Company savings plan, with the number of new shares to be issued, which will be assimilated to other existing shares, not exceeding 1 million.

In accordance with this authorization, 500,000 shares were proposed to the employees of the Group's companies during the period from October 3, 2005 to October 28, 2005.

The number of shares subscribed to by 44.60% of employees eligible for this transaction i.e. 16,239 employees, totaled 435,927.

The transactions performed previously form part of the Group's policy to continue associating the majority of its employees worldwide with its medium and long-term development. Since these transactions reserved for employees help to significantly reinforce their motivation and increase their sense of belonging within the Group, the Company should continue this course of action.

Moreover, in compliance with legal requirements, pursuant to the eleventh resolution, the shareholders are asked to delegate to the Management Board, subject to the prior authorization of the

Supervisory Board, or subject to the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, the authority to decide one or more capital increases reserved for employees who contribute to a Company or Group savings plan, via the issuance of ordinary shares of the Company, in France, in euros.

The total amount of capital increases likely to be performed may not exceed 200 million euros, including additional paid-in capital, the number of new shares to be issued, which will be assimilated to other existing shares, may not exceed 1 million. The subscription price may not exceed the average first quoted prices of the share during the twenty stock market trading days preceding the date of the decision to open the subscription, or be less than 20% of this average.

The beneficiaries of these capital increases will be, directly or through a company mutual fund or all other structures or entities permitted by applicable legal or regulatory provisions, the employees of the Company and the companies which are affiliated to it within the meaning of article L 225-180 of the French Company Law who contribute to a Group/Company savings plan and who satisfy the conditions possibly set by the Management Board or, subject to the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors.

Should this authorization be used, shareholders shall waive their preferential share subscription right in favor of the above-mentioned beneficiaries.

This delegation of authority strips of any legal effect whatsoever the authorization granted to the Management Board pursuant to the ...venteenth resolution of the Extraordinary Shareholders' Meeting ...ay 12, 2004, up to the non-utilized portion of this authorization.

...odification of the threshold notification obligations

... order to simplify the management of shares held by certain shareholders of the Company, shareholders are asked to increase or decrease by 2% or any multiple of 2% of the capital or voting rights of the Company, the threshold beyond which the obligation to notify the Company applies and to amend paragraphs 4, 5 and 6 of article 15 of the Articles of Association set forth below by the following text, which, subject to the approval of resolution no. 13, shall be incorporated as paragraphs 2 and 3 of article 9 of the new Articles of Association:

"In addition to the legal obligations to notify the Company, any person, acting alone or jointly, coming in direct or indirect possession of a fraction of the company's capital or voting rights equal to or greater than 2%, or a multiple of 2% of capital or voting rights (including above the 5% threshold), is required to inform the Company within fifteen days as of the date on which the threshold is exceeded, and where necessary, independently of the effective transfer date of share ownership. The person shall state the number of shares and marketable securities granting entitlement to capital that he or she owns on the date of notification. Any decrease below the 2% threshold or a multiple of 2% of capital or voting rights shall be notified in the same manner.

In the event of a failure to meet this additional notification obligation, one or several shareholders, owning a fraction of the company's capital or voting rights amounting to at least 2%, may, at a Shareholders' Meeting, request that the shares exceeding the fraction which should have been reported, be stripped of their voting rights for any Shareholders' Meeting held until the end of a two-year period following the date on which the notice is rectified. The request is recorded in the minutes of the Shareholders' Meeting."

Modification of the Company's mode of administration

The proposal to return to a management structure with a Board of Directors reflects Air Liquide's traditions and encourages a close relationship between its executive managers and shareholders. This structure has widely contributed to the Group's performance in the long term.

If this change is approved, it shall be performed in compliance with the corporate governance principles to which Air Liquide has always been attached.

The shareholders will therefore be asked to approve a resolution on the modification of the Company's mode of administration and general management by adopting the legal regime of a joint stock company with a Board of Directors (société anonyme à conseil d'administration) governed by articles L 225-17 to L 225-56 of the French Company Law.

In consequence thereof, the terms of office of the members of the Supervisory Board and the Management Board shall terminate at the end of this Shareholders' Meeting.

The shareholders are asked to take due note that the authorizations granted to the Management Board pursuant to the terms of the following deliberations will apply to the Board of Directors and are reiterated as often as needed in favor of the latter for their remaining term:

- twelfth resolution of the Combined Shareholders' Meeting of May 12, 2004 (authorization for 5 years to issue bonds for a maximum nominal amount of 4 billion euros),
- sixteenth resolution of the Combined Shareholders' Meeting of May 12, 2004 (authorization for 38 months to grant share subscription or purchase options).

The shareholders are also asked to approve the new Articles of Association which will henceforth govern the Company, it being understood that should the 12th resolution be rejected, all the provisions of the current Articles of Association relating to the obligation to notify the crossing of thresholds shall be maintained in article 9 of the new Articles of Association.

The financial statements for the fiscal year beginning January 1, 2006 shall be approved and presented in compliance with legal rules and provisions of the Articles of Association applicable to the Board of Directors.

In accordance with prevailing regulations, the Company's Central Works Council has been duly informed and consulted with respect to this project.

Additional Management Board report

share capital increase reserved for employees (2005)

(prepared following the meetings of July 22, August 2 and September 19, 2005 in accordance with articles L 225-138 of the French Company Law and 155-2 of the decree of March 23, 1967)

The Management Board, exercising the powers conferred on it by the Combined Annual General Shareholders' Meeting of May 12, 2004 (seventeenth resolution), decided, during its meetings of July 22, August 2 and September 19, 2005, to set the terms and conditions for a share capital increase reserved for Air Liquide group' employees as follows.

The transaction is open to the employees of L'Air Liquide S.A. and its French and foreign subsidiaries, in which it has a controlling interest, directly or indirectly, of at least 50% (subject to specific cases according to the Management Board's decision), provided such employees have 3 months' seniority in the Group at the subscription period closing date.

In France, in accordance with applicable legal and regulatory provisions, a France Group Savings Plan ("PEG France") was set up within L'Air Liquide S.A., under an agreement entered into with the L'Air Liquide S.A. trade union organizations, to which the subsidiaries and employees eligible for the increase should subscribe by no later than the subscription period closing date. For the foreign subsidiaries and employees eligible for the increase, L'Air Liquide S.A. set up a Foreign Group Savings Plan ("PEG Etranger") to which the subsidiaries should subscribe by no later than the subscription period closing date. This PEG Etranger provides for direct subscription or subscription via a company mutual fund ("FCPE"), depending on the choice made by the subsidiary.

The terms and conditions of subscription were defined as follows, subject to local specificities:

• **Price:** the share price for this share capital increase reserved for employees was set at **113 euros** per share (corresponding to 80% of the average of the opening quoted prices over the twenty trading sessions preceding July 22, 2005, the date on which the Management Board set the subscription date). However, in accordance with the specific regulation applicable to the group's subsidiaries in the US, the Management Board decided to set the subscription price applicable to the employees of US subsidiaries at **124.19 euros** (corresponding, pursuant to US legislation, to 85% of the Air Liquide share closing quoted price on the trading day prior to August 2, 2005, the date of the Management Board's decision confirming the share capital increase for the benefit of US employees).

• **Employer contribution:** for up to a maximum of 10 shares, L'Air Liquide and the French subsidiaries shall, if they so wish, complete the payment made by their employees, by paying a contribution of 30 euros per share prior to social security deductions.

• **Maximum subscription:** the maximum subscription shall be 500,000 shares in total, each with a par value of 11 euros, carrying rights as of January 1, 2005, i.e. a share capital increase of a maximum par value amount of 5,500,000 euros and limited to 50 shares per employee; consequently, there may be reductions on the highest demands if the proposed quota is exceeded. The subscribed shares shall be blocked for 5 years, except in the case of an early release in accordance with applicable laws and regulations.

• **Subscription period:** the subscription period shall commence on October 3, 2005 and end on October 28, 2005.

• **Methods of payment:** the amount corresponding to the employee's subscription (after deduction of the contribution where necessary) shall be payable in cash or within a maximum period of 12 months as from January 1, 2006 in the form of monthly salary deductions. This payment period may be extended to 24 months in order to take into account local circumstances.

The provisions of the PEG Etranger shall be adapted in order to take into account local regulations. In certain countries, preliminary measures may have to be taken with the local authorities before participating in the increase.

Furthermore, the impact of the issue on the holders of shares and marketable securities conferring entitlement to share capital may be assessed as follows in the event of a 100% subscription:

• the share of each shareholder in the Company's equity calculated as of June 30, 2005 shall be increased by 0.29 euros per share (or 0.28 euros per share taking into account all the issued securities that may confer entitlement to share capital);

• the theoretical impact on the current share market value (average of the twenty trading sessions preceding the Management Board's meeting of July 22, 2005) is a share price decrease by 0.13 euros (0.12 euros taking into account all the issued securities that may confer entitlement to share capital).

Fot the Management Board,

The President.

■ Special report of the statutory auditors on certain related party transactions

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of your Company, we are required to report on certain contractual agreements with certain related parties.

We are not required to ascertain whether any contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of article 117 of the March 23, 1967 Decree, to evaluate the benefits resulting from these agreements prior to their approval.

We hereby inform you that we have not been advised of any agreements concluded during the year ended December 31, 2005 which would be covered by article L 225-86 of French Company Law (Code de commerce).

In accordance with the March 23, 1967 Decree, we have been advised that the following agreements, approved in prior years, remained effective in the year ended December 31, 2005.

1. With Mr. Benoît Potier

a. Retirement benefits

Mr. Benoît Potier benefits from an additional retirement defined benefits plan set up for senior managers and executives whose total remuneration exceeds 16 times the social security maximum. The plan only applies if the beneficiary is still in the Company at the time of his retirement; he may nevertheless maintain his rights should he reach 55 years or should he have more than 20 years of seniority.

In 2005, your Company paid 71,309 euros to the additional retirement fund manager.

b. Termination payments

With respect to his duties as member and Chairman of the Management Board, should the Superivsory Board or the Shareholder's Meeting decide to terminate his duties or not to renew them, Mr. Benoît Potier would receive a lump-sum termination payment; except in case of gross negligence.

With respect to his salaried employee duties, should the Company unilaterally terminate his employment contract, Mr. Benoît Potier would receive a lump-sum fixed amount, except in case of gross negligence.

2. With Mr. Klaus Schmieder

a. Retirement benefits

Mr. Klaus Schmieder benefits from an additional retirement defined benefits plan set up for senior managers and executives whose total remuneration exceeds 16 times the social security maximum. The plan only applies after a minimum seniority of two years and if the beneficiary is still in the Company at the time of his retirement.

In 2005, your Company has not paid any payment to the additional retirement fund manager.

b. Termination payments

With respect to his duties as member of the Management Board, should the Superivsory Board or the Shareholder's Meeting decide to terminate his duties or not to renew them, Mr. Klaus Scmieder would receive a lump-sum termination payment ; except in case of gross negligence.

With respect to his salaried employee duties, should the Company unilaterally terminate his employment contract, Mr. Klaus Scmieder would receive a lump-sum fixed amount, except in case of gross negligence and incapacity.

3. With Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO)

Sharing of cash facilities

Agreement, concluded for an unlimited period, for the sharing of cash facilities between your Company and SOAEO, using market conditions. This agreement allows contracting companies to improve the treasury management conditions or to utilize their cash excess, while realising a financial balance within the Air Liquide group.

At December 31, 2005, SOAEO has granted to your Company a loan amounting to 30,196,731 euros.

In 2005, interests due your Company to SOAEO amount to 369,167 euros.

4. With Soudure Autogène Française (SAF)

a. Contribution contract to the CTAS, joint research center of Air Liquide and SAF

For the year ended December 31, 2005, your Company has invoiced SAF for an amount of 3,779,357 euros

b. Rental agreement of CTAS building

For the year ended December 31, 2005, rental fee invoiced by SAF to your Company amounts to 296,543 euros.

5. With Air Liquide Maroc

a. Technical assistance contract with Air Liquide Maroc in the field of production, distribution, utilisation and commercialisation of industrial gases and welding/cutting field

Fees recorded by your Company for the year ended December 31, 2005 amount to 157,352 euros.

b. Technology licence contract

Fees recorded by your Company for the year ended December 31, 2005 amount to 786,759 euros.

c. Commercial name and trademark utilisation contract

Fees recorded by your Company for the year ended December 31, 2005 amount to 78,676 euros.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT

■ Statutory auditor's report On the reduction in capital by the repurchase of shares to be cancelled

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of L'Air Liquide S.A. and in compliance with article L 225-209, paragraph 7 of French Company Law (Code de commerce) in respect of the cancellation of a company's own shares previously repurchased, we hereby report on our assessment of the terms and conditions of the proposed reduction in capital.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to examine whether the terms and conditions for the proposed reduction in capital are fair.

This operation involves the repurchase by your Company of its own shares, representing an amount not in excess of 10% of its total capital, in accordance with article L 225-209 of French Company Law (Code de commerce). Moreover, this purchase authorisation is proposed to your Shareholders' Meeting for approval and would be given for a period of 18 months.

Your Management Board (or subject to approval of the thirteen's resolution regarding the management organization and the change in the by-laws, the Board of Directors) requests that it be empowered for a period of 24 months to proceed with the cancellation of own shares the Company was authorised to repurchase, representing an amount not exceeding 10% of its total capital for a period of 24 months.

We have nothing to report on the terms and conditions of the proposed reduction in capital, which can be performed only after your Shareholders' Meeting has already approved the repurchase by your Company of its own shares.

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT

■ Statutory auditors' report on the increase in capital with cancellation of preferential subscription rights reserved for employees member of a company savings scheme

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of your Company and in compliance with article L 225-138 of French Company Law (Code de commerce), we hereby report on the proposed reserved increase in capital of a maximum of €200.000.000, premium included, and of a maximum number of one million shares reserved to L'Air Liquide SA's employees member of a company savings scheme or an associated employee saving scheme according to article L 225-180 of French Company Law (Code de commerce) submitted for your approval.

This increase in capital, which is submitted for your approval in accordance with article L 225-129-6 of French Company Law (Code de commerce) and article L 443-5 of the French Employment law (Code du travail).

Your Management Board (or subject to approval of the thirteen's resolution regarding the management organization and the change in the by-laws, the Board of Directors) proposes, on the basis of its report, that it be empowered to determine the terms of this operation and proposes to cancel your preferential subscription rights.

We performed our work in accordance with French professional standards. These standards require that we perform the procedures to verify the terms for determining the issue price.

Subject to a subsequent review of the conditions for the proposed increase in capital, we have nothing to report on the terms used to determine the issue price provided in the Management Boards' Report.

As the issue price has not yet been determined, we do not express an opinion on the final terms for the increase in capital and, consequently, on the proposed cancellation of preferential subscription rights, the principal of which is, however, inherent to the operation submitted for your approval.

In accordance with article 155-2 of the law of March 23, 1967, we will issue a supplementary report when the increase in capital is performed by your Management Board Board (or subject to approval of the thirteen's resolution regarding the management organization and the change in the by-laws, the Board of Directors).

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT

Additional statutory auditors' report

on the increase in capital with cancellation of preferential subscription rights

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of your Company in compliance with article 155-2 of the March 23, 1967 Act and further to RSM Salustro Reydel and Ernst & Young Audit special report dated March 5, 2004, we hereby report on the issue of reserved shares authorised by your Shareholders' Meeting on May 12, 2004.

The shareholders empowered your Management Board to proceed with and determine the final conditions of the related capital increase.

Exercising this empowerment, on July 22, August 2 and September 19, 2005, your Management Board decided to proceed a capital increase of a maximum amount of 5,500,000 euros by issuing a maximum of 500,000 shares.

We conducted our review in accordance with French professional standards. These standards require that we perform the necessary procedures to verify:

- the consolidated financial information taken from the interim accounts at June 30, 2005 prepared under Management Board's responsibility and for the first time using recognition and measurement criteria listed in IFRS standards as endorsed by the European Union and using presentation and disclosures applicable to interim account as defined in the French Financial Market Authority (Autorité des Marchés Financiers). We have performed a review of these interim financial statements in accordance with French professional standards,
- the compliance of the operation terms with those previously authorized by the shareholders and the fairness of the information provided in the Management Board's supplementary report on the choice of constituent elements used for calculating the issue price and its amount.

We have nothing to report with regards to:

- the fairness of the financial information deriving from the Company's accounts and included in the Management Board's supplementary report,
- compliance with the terms of the operation as authorized by the shareholders on May 12, 2004 and the information provided to them,
  - roposed cancellation of the preferential subscription rights, upon which you have voted, the choice of constituent elements used ating the issue price and its amount,
  - sentation of the effect of the issuance on the shareholders' financial situation as expressed in relation to the shareholders' equity the share market value).

Paris and Paris-La Défense, September 30, 2005

The statutory auditors

MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT

82-522

Resolutions

Resolutions by the authority of the Ordinary Shareholders' Meeting

First resolution
(Approval of the financial statements for the year ended December 31, 2005)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed:

- the report of the Management Board on the operations and management of the Company during fiscal year 2005,
- the reports of the Supervisory Board and its Chairman,
- the Company's annual financial statements, income statement, balance sheet and notes thereto,
- the statutory auditors' reports,

approve the Company's financial statements for the year ended December 31, 2005 such as presented as well as the transactions reflected in these financial statements or mentioned in these reports.

The shareholders set the amount of net earnings for the year at 597,078,673 euros.

Second resolution
(Approval of the consolidated financial statements for the year ended December 31, 2005)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed:

- the report of the Management Board on the operations and management of the Company and the Group during fiscal year 2005,
- the reports of the Supervisory Board and its Chairman,
- the Group's consolidated financial statements,
- the statutory auditors' reports,

approve the consolidated financial statements for the year ended December 31, 2005 as presented.

Third resolution
(Setting of dividends)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, approve the Management Board's proposal concerning the allocation of net earnings. Shareholders set the dividend to be paid to the holders of each of the 109,538,475 shares comprising the share capital as of December 31, 2005 at 3.85 euros. This dividend is eligible for the 40% allowance mentioned in Article 158.3.2°of the General Tax Code and no longer benefits from the tax credit.

The dividend shall be paid on May 16, 2006

- for directly registered shares: directly by the Company, based on the means of payment which has been indicated to it by their holders,
- for indirectly registered shares, as well as for bearer shares which are registered in shareholder accounts: by the authorized intermediaries to whom the management of these shares has been conferred.

The dividend distributions made with respect to the last three fiscal years are as follows:

Fiscal year	Total amount distributed (€)	Number of shares concerned	Net dividend distributed (€)	Tax already paid to the French Treasury (tax credit) (€)
2002 (1)	322,619,011	100,818,441	3.20	1.60
(2)	7,836,553	24,489,228	0.32	0.16
2003 (1)	319,721,334	99,912,917	3.20	1.60
(2)	7,765,140	24,266,063	0.32	0.16

	Total amount distributed (€)		Dividend distributed eligible for the 50% allowance mentioned in 158.3.2° of the General Tax Code (€)
2004 (1)	382,132,881	109,180,823	3.50
(2)	9,056,861	25,876,746	0.35

(1) Ordinary dividend.
(2) Bonus dividend.

Pursuant to the provisions of the Articles of Association, a bonus dividend of 10%, i.e. 0,38 euro per share, shall be granted to shares which have been held in registered form as of December 31, 2003, and which shall remain held in this form continuously until May 16, 2006, the dividend payment date. This dividend is also eligible for the 40% allowance mentioned in Article 158.3.2° of the General Tax Code and no longer benefits from the tax credit.

The amount of the bonus dividend, for the 27,264,001 shares which have been held in registered form as of December 31, 2003, and which have remained held in this form continuously until December 31, 2005, totaled 10,360,320 euros.

The bonus dividend corresponding to these 27,264,001 shares which will have been sold between January 1, 2006 and May 16, 2006, date of the dividend payment, shall be deducted from such amount.

Furthermore, the shareholders authorize the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, to deduct from the "Retained earnings" account the sums necessary to pay the dividend set above to the shares resulting from the exercise of share subscription options which shall be performed before the dividend payment date.

Fourth resolution
(Company share buy-back program)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, in accordance with Articles L 225-209 et seq. of the Commercial Code and the provisions of direct application of the European Commission regulation of December 22, 2003, authorize the Management Board, subject to the prior authorization of the Supervisory Board, or the Board of Directors, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to have the Company buy back its own shares in order to:

- cancel them, subject to the adoption of resolution no. 8,
- retain them for the purpose of a share exchange or payment in external growth transactions, in accordance with recognized market practices and applicable regulations,
- implementation of any share purchase option plans in favor of its employees or those of its subsidiaries, in accordance with the 16th resolution of the Combined General Shareholders' Meeting of May 12, 2004,
- maintain an active market in the Company's shares pursuant to a market liquidity agreement in compliance with a code of ethics recognized by the French Financial Markets Authority *(Autorité des Marchés Financiers)*.

The shareholders set the maximum purchase price at 250 euros per share and the maximum number of shares that can be bought back is 10% of the total number of shares comprising the share capital, i.e., 10,904,762 shares, for a maximum total amount of 2,726,190,500 euros, subject to the legal limits.

These shares may be acquired at any time and by all available means, either on or off a stock exchange, in private transactions or through optional mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of Article L 225-206 of the Commercial Code.

Shares acquired may be assigned or transferred in any manner on or off a stock exchange or through private transactions, in compliance with the applicable regulations.

Dividends of own shares shall be allocated to retained earnings.

This authorization is granted for a period of 18 months starting from the date of this meeting and replaces the authorization granted to the Management Board by the ordinary shareholders' meeting of May 11, 2005 with respect to the non-utilized portion.

The shareholders give all powers to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of delegating such powers, to implement this authorization, to enter into all agreements, perform all formalities and declarations to all authorities and, generally do all that is necessary for the execution of the decisions which will have been made in connection with this authorization.

The Management Board or, subject to the adoption of resolution no. 13, the Board of Directors, must inform the shareholders of any transactions performed in accordance with applicable regulations.

Fifth resolution
(Appointment of Mrs. Béatrice Majnoni d'Intignano as a member of the Supervisory Board or the Board of Directors, depending on the case)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, decide to renew the mandate of Mrs. Béatrice Majnoni d'Intignano as a member of the Supervisory Board or, subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mrs. Béatrice Majnoni d'Intignano as a director for a term of four years, which will expire at the end of the ordinary shareholders' meeting of 2010 called to approve the financial statements for the fiscal year ended December 31, 2009.

Sixth resolution
(Appointment of Mr. Paul Skinner as a member of the Supervisory Board or the Board of Directors, depending on the case)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, decide to appoint Paul Skinner as a member of the Supervisory Board or, subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Paul Skinner as a director for a term of four years, which will expire at the end of the ordinary shareholders' meeting of 2010 called to approve the financial statements for the fiscal year ended December 31, 2009.

Seventh resolution
(Statutory auditors' special report on the agreements referred to in Article L 225-86 of the Commercial Code)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, acknowledges that the special report required by prevailing laws and regulations, on the agreements and transactions referred to in Article L 225-86 of the Commercial Code, has been submitted to them.

The shareholders take due note that no agreement referred to in Article L 225-86 of the Commercial Code has been entered into during the fiscal year which has just ended, as mentioned in the statutory auditors' special report.

■ Resolutions by the authority of the Extraordinary Shareholders' Meeting

Eighth resolution
(Cancellation of the shares purchased by the Company via a capital decrease)

The shareholders, deliberating according to the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report and the statutory auditors' special report, authorize the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, to cancel solely by its own decisions, on one or more occasions, and up to a maximum of 10% of the Company's share capital per twenty-four month period, any or all of the shares purchased by the Company in connection with the authorization adopted by the ordinary shareholders' meeting in its 4th resolution and those authorizations granted in connection with the authorization adopted by the ordinary shareholders' meeting of May 11, 2005, and to decrease share capital by this amount.

This authorization is granted for a period of twenty-four months starting from the date hereof and replaces the authorization granted to the Management Board by the extraordinary shareholders' meeting of May 11, 2005 in its 10th resolution.

All powers are granted to the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors to implement this authorization, amend the Articles of Association, complete all necessary formalities, allocate the difference between the net book value of the shares cancelled and their par value amount to all reserve and additional paid-in capital accounts, with the option of sub-delegation to perform the capital decrease which shall be decided in accordance with this resolution.

Ninth resolution
(Delegation of authority for a 26 months period in order to increase capital via the issuance of ordinary shares with retention of the shareholders' preferential share subscription rights for a maximum par value amount of 250 million euros)

The shareholders, deliberating according to the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report and in accordance with the provisions of Articles L 225-129 and L 225-129-2 of the Commercial Code:

1. delegate to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no.13 on changing the Company's mode of admi-

nistration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation, the authority to decide one or more capital increases via the issuance of ordinary shares of the Company, in France, in euros.
The delegation thereby granted to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, is valid for a period of twenty-six months starting from the date hereof,

2. decide that the total amount of capital increases likely to be performed may not exceed 250 million euros in par value,
3. decide that the shareholders have, proportional to the amount of their shares, a preferential share subscription right to the shares issued pursuant to this resolution,
4. decide that if these subscriptions, pro rata to their existing shareholding and, where applicable, over and above their existing shareholding, have not resulted in the purchase of all of the shares of any issuance, the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors may offer to the public all or part of the non-subscribed shares,
5. take due note that this delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever,
6. give all powers to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation under the conditions set by law, to implement this delegation and notably determine the amount of the premium and other issuance conditions, deduct from the "Additional paid-in capital" account all costs relating to this capital increase and, should it be judged appropriate, deduct all sums necessary to bring the legal reserve up to at least ten percent of the new share capital after each issuance, take due note of the completion of all capital increases resulting there from, perform all necessary amendments to the Articles of Association and enter into any agreement to complete the proposed issuances,
7. for issuances decided pursuant to the application of this resolution, the number of shares to be issued may be increased under the conditions provided for by Article L 225-135-1 of the Commercial Code and within the limit of the overall maximum ceiling set forth in this resolution when a request in excess of such amount is made.

Tenth resolution
(Delegation of authority for 26 months to increase capital by capitalizing additional paid-in capital, reserves, profits or others in order to grant bonus shares for no consideration and/or to increase the par value of existing shares for a maximum amount of 250 million euro)

The shareholders, deliberating under the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report and in accordance with the provisions of Articles L 225-129-2 and L 225-130 of the Commercial Code:

1. delegate to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation, the authority to decide one or more capital increases by capitalizing additional paid-in capital, reserves, profits or other amounts whose capitalization will be possible under the law and the Articles of Association and in the form of bonus shares and/or by increasing the par value of existing shares.
The delegation thereby granted to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, is valid for a period of twenty-six months starting from the date hereof,
2. decide that the total amount of capital increases likely to be performed under this resolution may not exceed 250 million euros this limit being separate and independent from the limit provided for in the 9th resolution, and may not in any event whatsoever exceed the amount of reserves, additional paid-in capital or profits accounts referred to above which exist at the time of the capital increase,
3. decide that, should the Management Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, use this delegation, in accordance with the provisions of Article L 225-130 of the Commercial Code, fractional shares will not be transferable and the corresponding securities will be sold ; the sums resulting from such sale will be allocated to the holders of rights in the deadlines provided for in the regulations,
4. take due note that this delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever,

5. give all powers to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation under the conditions set by law, to implement this delegation and notably determine the issuance conditions, deduct from one or more available reserve accounts the costs relating to the corresponding capital increase and, should it be judged appropriate, deduct all sums necessary to bring the legal reserve up to at least ten percent of the new share capital after each issuance, take due note of the completion of all capital increases resulting there from and perform all necessary amendments to the Articles of Association.

Eleventh resolution
(Delegation of authority for 26 months to perform capital increases reserved for adherents to company /group savings plans)

The shareholders, deliberating under the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report and the statutory auditors' report, deliberate pursuant to Articles L 225-129-6 and L 225-138-1 of the Commercial Code and Articles L 443-1 et seq. of the Labor Code:

1. delegate to the Management Board, subject to the prior authorization of the Supervisory Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, the authority to decide one or more capital increases reserved for adherents, in France or abroad, to a company or group savings plan, via the issuance of ordinary shares of the Company, in France, in euros.
   The delegation thereby granted to the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors is valid for a period of twenty-six months starting from the date hereof,
2. decide that the total amount of capital increases likely to be performed may not exceed 200 million euros, including additional paid-in capital, the number of new shares to be issued, which will be assimilated to other existing shares, may not exceed 1 million,
3. decide that the beneficiaries of these capital increases will be directly or through a company mutual fund or all other structures or entities permitted by applicable legal or regulatory provisions, the adherents of the Company and the companies which are affiliated to it within the meaning of Article L 225-180 of the Commercial Code, to a company or group savings plan and who satisfy the conditions possibly set by the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors,
4. decide to suppress, in favor of the above-mentioned beneficiaries, the preferential share subscription right of shareholders to the shares which will be issued,
5. decide that the subscription price may not exceed the average of the first quoted prices of the share during the twenty stock market trading days preceding the date of the decision to open the subscription, or be less than this average by 20%,
6. also decide that, should the beneficiaries not subscribe to the entire capital increase within the legal deadlines, the capital increase may only be performed up to the amount subscribed, and that the non-subscribed shares may be proposed to the beneficiaries concerned in connection with a subsequent capital increase,
7. give all powers to the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors with a right of sub-delegation under the conditions set by law, to set, within the limits described above, the various terms and conditions of the transaction and notably:
   • fix the criteria which the companies must meet in order for their adherents to benefit from capital increases and determine the list of these companies,
   • set the issuance terms and conditions, the characteristics of the shares, determine the subscription price calculated based on the method defined above, set the deadline for fully paying –up the subscribed shares, the payment of employees may be completed by the Company or companies which are affiliated to it within the meaning of Article L 225-180 of the Commercial Code ; deduct from the "Additional paid-in capital" account all costs relating to this capital increase and should it be judged appropriate, deduct all sums necessary to bring the legal reserve up to at least ten percent of the new share capital after each issuance,
   • determine the opening and closing dates for the subscription, take due note of the completion of the capital increase and amend the Articles of Association accordingly.

This delegation of authority strips of any legal effect whatsoever the delegation granted to the Management Board pursuant to the 17th resolution of the extraordinary shareholders' meeting of May 12, 2004, up to the non-utilized portion of this authorization.

Twelfth resolution
(Modification of the threshold notification obligations)

The shareholders, deliberating according to the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report, decide to increase by 2% or any multiple of 2% of the capital or voting rights of the Company, the threshold, higher or lower, beyond which the corporate obligation to notify the Company applies and decide to replace paragraphs 4, 5 and 6 of Article 15 of the Articles of Association set forth below by the following text, which, subject to the approval of resolution no. 13, shall become paragraphs 2 and 3 of Article 9 of the new Articles of Association:

Old text	New text
"Any direct or indirect owner, acting alone or jointly of a fraction of the company's capital or voting rights is obliged to inform the company within fifteen days beginning on the date of transacting, and independently of the date of the effective transfer of the ownership of the shares, each time a threshold corresponding to 1% of the share capital or the voting rights is crossed, in either direction, including above the 5% threshold.	*"In addition to the legal obligations to notify the company, any person, acting alone or jointly, coming in direct or indirect possession of a fraction of the company's capital or voting rights equal to or greater than 2%, or a multiple of 2% of capital or voting rights (including above the 5% threshold), is required to inform the company within fifteen days as of the date on which the threshold is exceeded and, as the case may be, independently of the effective transfer date of share ownership. The person shall state the number of shares and marketable securities granting entitlement to capital that he or she owns on the date of notification. Any decrease below the 2% threshold or a multiple of 2% of capital or voting rights shall be notified in the same manner.*
In the event of a failure to respect this additional obligation of information, one or several shareholders, owning a fraction of the company's capital or voting rights amounting to at least 1%, may request that the shares exceeding the fraction which should have been declared be deprived of their voting rights for any Shareholders Meeting held until the end of a period of two years following the date on which the notice is rectified. The request will be recorded in the Minutes of the Shareholders Meeting.	*In the event of a failure to meet this additional notification obligation, one or several shareholders, owning a fraction of the company's capital or voting rights amounting to at least 2%, may, at a shareholders' meeting, request that the shares exceeding the fraction which should have been reported, be stripped of their voting rights for any shareholders' meeting held until the end of a two-year period following the date on which the notice is rectified. The request is recorded in the minutes of the shareholders' meeting."*
The provision supplements the law governing statements with respect to the crossing of shareholding thresholds exceeding one twentieth, one tenth, one fifth, one third, one half, and two thirds of the share capital or voting rights."	

Thirteenth resolution
(Modification of the Company's mode of administration by adopting the legal regime of a joint stock company with a Board of Directors (société anonyme à conseil d'administration) ; adoption of the new Articles of Association ; taking due note of the continuation of authorizations given to the Management Board in favor of the Board of Directors)

The shareholders, deliberating according to the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report, decide to modify starting from the date hereof the Company's mode of administration and general management by adopting the legal regime of a joint stock company with a Board of Directors *(société anonyme à conseil d'administration)* governed by Articles L 225-17 to L 225-56 of the Commercial Code. This decision shall take effect at the end of this shareholders' meeting.

As a result of the adoption of a mode of administration by a Board of Directors, the shareholders:

• take due note that the terms of office of the members of the Supervisory Board and the Management Board shall terminate at the end of this shareholders' meeting,

• approve the new Articles of Association which will henceforth govern the Company, an example of which is appended to these resolutions it being understood that should the 12th resolution be rejected, the provisions of paragraphs 4, 5 and 6 of Article 15 of the current Articles of Association relating to the obligation to notify the crossing of thresholds will be maintained in Article 9 of the new Articles of Association,

• take due note that the authorizations granted to the Management Board pursuant to the terms of the following deliberations will apply to the Board of Directors and are reiterated as far as needed in favor of the latter for their remaining term:

- 12th resolution of the Combined Annual General Meeting of May 12, 2004 (authorization for 5 years to issue bonds for a maximum par value amount of 4 billion euros) ; consequently, within the limits set by this resolution, the Board of Directors is fully vested, with the option to sub delegate to the chief executive officer or to one or several senior executive vice-presidents, to take all steps necessary to realize this issue or these issues of bonds, or of other securities representative of debt on the issuing company,
- 16th resolution of the Combined Annual General Meeting of May 12, 2004 (authorization for 38 months to grant share subscription or share purchase options),

• decide that the financial statements for the fiscal year beginning January 1, 2006 will be approved and presented in compliance with legal rules and provisions of the Articles of Association applicable to the Board of Directors.

■ Resolutions by the authority of the Ordinary Shareholders' Meeting

Fourteenth resolution
(Appointment of Mr. Benoît Potier as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Benoît Potier as a director for a term of four years, which will expire at the end of the ordinary shareholders' meeting of 2010 called to approve the financial statements for the fiscal year ended December 31, 2009.

Fifteenth resolution
(Appointment of Mr. Alain Joly as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Alain Joly as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

Sixteenth resolution
(Appointment of Mr. Edouard de Royere as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Edouard de Royere as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2008 called to approve the financial statements for the fiscal year ended December 31, 2007.

Seventeenth resolution
(Appointment of Sir Lindsay Owen-Jones as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Sir Lindsay Owen-Jones as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

Eighteenth resolution
(Appointment of Mr. Thierry Desmarest as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Thierry Desmarest as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

Nineteenth resolution
(Appointment of Mr. Gérard de La Martinière as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of

Association, appoint Mr. Gérard de La Martinière as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2007 called to approve the financial statements for the fiscal year ended December 31, 2006.

Twentieth resolution
(Appointment of Mr. Cornelis van Lede as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Cornelis van Lede as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2007 called to approve the financial statements for the fiscal year ended December 31, 2006.

Twenty-first resolution
(Appointment of Mr. Rolf Krebs as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Rolf Krebs as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2008 called to approve the financial statements for the fiscal year ended December 31, 2007.

Twenty-second resolution
(Appointment of Mr. Thierry Peugeot as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Thierry Peugeot as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

Twenty-third resolution
(Setting of directors' fees)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association and in accordance with the newly adopted provisions of the Articles of Association, set the total amount of directors' fees to be allocated to members of the Board of Directors at the sum previously attributed to members of the Supervisory Board, i.e. 550,000 euros per fiscal year.

Twenty-fourth resolution
(Powers)

All powers are granted to a holder of a copy or extract of the minutes of this shareholders' meeting to perform all official publications and formalities required by law and regulations.

New articles of association submitted to the Combined Shareholders' Meeting

Section I
Name - Purpose - Registered Office - Term

Art. 1: Form and name

The company is a joint stock company, with a Board of Directors. This company will be governed by the laws and regulations in force and these Articles of Association.

The company's name is "L'Air Liquide, société anonyme pour l'Etude et l'Exploitation des procédés Georges Claude."

Art. 2: Purpose

The company's corporate purpose comprises:

1° The study, exploitation, sale of the patents or inventions of Messrs. Georges and Eugène Claude pertaining to the liquefaction of gases, the industrial production of refrigeration, liquid air and oxygen, and the applications or utilizations thereof;

2° The industrial production of refrigeration, of liquid air, the applications or uses thereof, the production and liquefaction of gases, and in particular oxygen, nitrogen, helium and hydrogen, the applications and uses thereof in all forms, pure, in blends and combinations, without any distinction as to state or origin, in all areas of application of their physical, thermodynamic, chemical, thermochemical and biological properties, and, in particular, in the domains of propulsion, the sea, health, agri-business and pollution;

3° The purchase, manufacturing, sale, use of all products pertaining directly or indirectly to the aforementioned corporate purpose, as well as all sub-products resulting from their manufacturing or their use, of all machines or devices used for the utilization or application thereof and, more specifically, the purchase, manufacturing, sale, use of all products, metals or alloys, derived or resulting from a use of oxygen, nitrogen and hydrogen, pure, blended or combined, in particular of all oxygenated or nitrogenous products;

4° The study, acquisition, direct or indirect exploitation or sale of all patents, inventions or methods pertaining to the same corporate purposes;

5° The exploitation, directly or through the incorporation of companies, of all elements connected, directly or indirectly, with the company's purpose or likely to contribute to the development of its industry;

6° The supply of all services, or the supply of all products likely to develop its clientele in the industry or health sectors;

The company may request or acquire all franchises, perform all constructions, acquire or lease all quarries, mines and all real property, and take over all operations connected with its corporate purpose, sell or lease these franchises, merge or create partnerships with other companies by acquiring company shares or rights, through advances or in any appropriate manner. It may undertake these operations either alone or jointly;

Lastly, and more generally, it may carry out all industrial, commercial, real estate, personal or financial operations pertaining directly or indirectly to the corporate purposes specified above.

Art. 3: Registered office

The company's registered office is located at 75, Quai d'Orsay, Paris. It may be transferred upon a Board of Directors' decision to any other location in Paris or a neighboring département, subject to the ratification of such decision by the next ordinary general shareholders' meeting, and anywhere else by virtue of a decision by an extraordinary shareholders' meeting.

Art. 4: Term

The company's term has been fixed at 99 years beginning on February 18, 1929, except in the event of early dissolution or extension.

Section II
Share capital - Shares - Identification of shareholders

Art. 5: Share capital

The share capital has been set at 1,199,523,897 euros divided into 109,047,627 fully paid-up shares of a par value of 11 euros each.

Share capital is increased under the conditions stipulated by law either by issuing ordinary or preferred shares, or by raising the par value of existing shares. It may also be increased by exercising the rights attached to marketable securities granting access to share capital, under the conditions stipulated by law.

In accordance with prevailing legal provisions, unless otherwise decided by the shareholders' meeting, the shareholders have, in proportion to the amount of shares they own, a preferential subscription right to the shares issued in cash in order to increase share capital.

The share capital may also be reduced under the conditions stipulated by law, in particular, by reducing the par value of the shares, or by reimbursing or redeeming shares on the stock exchange and by canceling shares, or by exchanging existing shares for new shares, in an equivalent or lesser number, with or without the same par value, and with or without a cash balance to be paid or received. The shareholders' meeting may always compel the shareholders to sell or purchase existing shares to permit the exchange of existing shares for new shares, with or without a cash balance to be paid or received, even if such reduction is not a result of losses.

Art. 6: Shares

If the new shares are not fully paid up upon issuance, calls for payment shall be performed, on dates set by the Board of Directors, by means of announcements posted one month in advance in one of the Paris official legal gazettes chosen for the legal publication of the company's deeds.

Shares not fully paid up shall be held as registered shares until they are fully paid up.

Each payment on any subscribed shares will be registered in an account opened in the name of the subscriber.

All late payments shall automatically bear interest, for the benefit of the company, as of the due date, without any formal notice or legal action, at the legal interest rate, subject to any personal action that the company may take against any defaulting shareholder and the compulsory execution measures provided by law.

Art. 7: Type of shares

...d-up shares are registered as registered shares or bearer shares ...nding on the choice of the shareholder.

...visions of the aforementioned paragraph also apply to ...ner securities of any nature issued by the company.

Art. 8: Rights and obligations governing shares

Shareholders shall not be liable above the amount of their subscription.

Share ownership automatically binds shareholders to the Articles of Association and the decisions of the shareholders' meetings.

Any share grants entitlement, during the company's term, as in the event of liquidation, to the payment of an identical net amount for any distribution or redemption.

Shares are freely transferable under the conditions provided by law.

Art. 9: Identification of shareholders

The company may avail itself at any time of the legal and statutory provisions in force permitting the identification of the owners of shares conferring immediately or in the future the right to vote in shareholders' meetings, as well as the number of shares they own.

In addition to the legal obligations to notify the company, any person, acting alone or jointly, coming in direct or indirect possession of a fraction of the company's capital or voting rights equal to or greater than 2%, or a multiple of 2% of capital or voting rights (including above the 5% threshold), is required to inform the company within fifteen days as of the date on which the threshold is exceeded and, as the case may be, independently of the effective transfer date of share ownership. The person shall state the number of shares and marketable securities granting entitlement to capital that he or she owns on the date of notification. Any decrease below the 2% threshold or a multiple of 2% of capital or voting rights shall be notified in the same manner.

In the event of a failure to meet this additional notification obligation, one or several shareholders, owning a fraction of the company's capital or voting rights amounting to at least 2%, may, at a shareholders' meeting, request that the shares exceeding the fraction which should have been reported, be stripped of their voting rights for any shareholders' meeting held until the end of a two-year period following the date on which the notice is rectified. The request is recorded in the minutes of the shareholders' meeting.

Art. 10: Co-ownership and usufruct

As all shares are indivisible from the point of view of the company, all joint owners of shares are required to be represented vis-à-vis the company by a single owner selected from among them or proxy under the conditions provided by law.

The voting right attached to the share is exercised by the beneficial owner at both ordinary and extraordinary shareholders' meetings. However, the bare-owner shall be entitled to attend all shareholders' meetings. He or she may also represent the beneficial owner at shareholders' meetings.

The heirs, creditors, trustees or successors of a shareholder may not, on any grounds whatsoever, call for the affixing of seals on the company's assets and securities, request the distribution thereof, or interfere in any manner whatsoever in its administration.

In order to exercise their rights, they must consult the company's records and decisions of the shareholders' meetings.

Section III
Management of the company

Art. 11: Composition of the Board of Directors

The company is managed by a Board of Directors, comprising a minimum of three members and a maximum of fourteen members (unless temporarily waived in the event of a merger), physical persons or legal entities.

The members of the Board of Directors are appointed by the ordinary shareholders' meeting for a term of four years expiring at the close of the shareholders' meeting held to approve the financial statements for the previous year and which is held in the year during which the mandate expires. As an exception to this rule, the members of the first Board of Directors who exercised functions as members of the Supervisory Board in the company under its former mode of administration shall be appointed for a period equal to the remaining term of their mandate as members of the Supervisory Board.

The members of the Board of Directors may be re-elected.

Each director must own at least 500 registered shares in the company during the term of his functions. If, on the date of his appointment, a director does not own the required number of shares or if, during his term, he ceases to own them, he is deemed to have resigned with immediate effect if he has not rectified the situation within a period of three months.

In the event of a vacancy of one or more seats due to death or resignation, the Board of Directors may, between two shareholders' meetings, make temporary appointments. Provisional appointments made by the Board of Directors are subject to the approval of the next ordinary shareholders' meeting. If the number of directors falls below the legal minimum, the remaining directors must immediately convene an ordinary shareholders' meeting in order to make up the numbers of the Board.

No individual over the age of 70 shall be appointed as a member of the Board of Directors if his appointment increases the number of the members of the Board of Directors who have passed this age to over one third. If during their term, the number of the members of the Board of Directors who have passed 70 years of age exceeds one third of the Board's members, the oldest member of the Board of Directors who has not carried out management functions in the company is deemed to have resigned at the end of the annual shareholders' meeting held following the occurrence of this event.

During the company's term, directors are appointed and their mandates renewed under the conditions provided by law.

They may be dismissed by the ordinary shareholders' meeting at any time.

Art. 12: Organization and management of the Board of Directors

The Board of Directors elects from among its members who are individuals a chairman. It determines his remuneration and sets his term of office which may not exceed his term of office as director. The chairman may be re-elected.

The chairman of the Board of Directors performs the duties entrusted to him by law. He chairs the Board of Directors, organizes and manages its work and reports on such work to the shareholders' meeting. He ensures that the company's bodies operate properly and, in particular, that the directors are able to fulfill their assignments.

The Board may also appoint from among its members one or more vice-chairmen, whose term of office shall be determined within the limit of their term as director and whose role it is, subject to the legal provisions applicable in the event of the temporary impediment or death of the chairman, to convene and chair board meetings or chair shareholders' meetings in accordance with these Articles of Association when the chairman is impeded.

No director who does not also assume the role of chief executive officer may be appointed as chairman of the Board of Directors after the age of 68. If, during the term of office, this age limit is reached, the chairman's mandate shall terminate at the close of the shareholders' meeting held to approve the financial statements for the year during which he has reached the age of 68. If the chairman of the Board of Directors also assumes the role of chief executive officer, the applicable age limit is that applicable to the chief executive officer.

The chairman and each vice-chairman may be dismissed by the Board of Directors at any time. They may also be re-elected.

The Board may appoint a secretary who need not be a shareholder or one of its members.

Art. 13: General management

Management organization

In accordance with the law, the company's general management is assumed either by the chairman of the Board of Directors or by any other physical person, director or not, appointed by the Board of Directors and who assumes the role of chief executive officer.

The choice between either of the two general management organizations described above is made by the Board of Directors. The Board of Directors makes its decision relating to the choice of general management organization under the quorum and majority conditions stipulated in Article 14 of these Articles of Association. The shareholders and third parties are informed of the Board of Directors' decision under the conditions stipulated by the regulations in force.

The choice made by the Board of Directors remains valid until it decides otherwise.

The Board of Directors will review, as necessary, the choice made each time the mandate of the chairman of the Board of Directors or the chief executive officer comes up for renewal.

Chief executive officer

If the company's chief executive officer is assumed by the chairman of the Board of Directors, the following provisions relating to the chief executive officer are applicable.

The Board of Directors sets the term of office and determines the remuneration of the chief executive officer.

No individual over the age of 63 may be appointed as chief executive officer. If, during the term of office, this age limit is reached, the chief executive officer's mandate shall terminate at the close of the shareholders' meeting held to approve the financial statements for the year during which he has reached the age of 63.

The chief executive officer may be dismissed at any time by the Board of Directors. The discharge of a chief executive officer who does not assume the role of chairman may give rise to damages if decided without reasonable cause.

The chief executive officer may always be re-elected.

Powers of the chief executive officer

The chief executive officer is vested with the broadest powers to act in all circumstances on behalf of the company within the limit of the company's corporate purpose, the Articles of Association, and subject to the powers expressly granted by law to shareholders' meetings and the Board of Directors.

The Board of Directors is responsible for defining the decisions of the chief executive officer that require its prior approval. The Board of Directors' prior approval should be sought particularly for external acquisitions or sales of interests or assets, and for investment commitments, in each case under the conditions and exceeding the amounts corresponding to an efficient operation of the company as set by the Board of Directors. It should also be sought for financing operations of any amount likely to substantially alter the company's financial structure and for any decision likely to substantially alter the company's strategic orientations determined by the Board of Directors.

Senior executive vice-presidents

On the chief executive officer's proposal, whether he be chairman of the Board of Directors or any other person, the Board of Directors may appoint one or more physical persons as senior executive vice-presidents to assist the chief executive officer.

The maximum number of senior executive vice-presidents is set at 3.

In accordance with the chief executive officer, the Board of Directors determines the scope and term of the powers granted to the senior executive vice-presidents and sets their remuneration.

The senior executive vice-presidents have the same powers as the chief executive officer vis-à-vis third parties.

In the event of impediment of the chief executive officer or the cessation of his functions, the senior executive vice-presidents shall maintain, unless decided otherwise by the Board of Directors, their functions and powers until a new chief executive officer is appointed.

The senior executive vice-presidents may be dismissed at any time by the Board of Directors, at the chief executive officer's proposal. They are subject to the age limit provided by law.

Senior executive vice-presidents may be re-elected.

Art. 14: Board of Directors' meetings and deliberations

The Board of Directors meets as often as the interest of the company so requires, by notice from its chairman or in the case of impediment, from the oldest vice-chairman, if one or more vice-chairmen have been appointed, at the registered office or in any other location indicated in the notice of meeting.

The agenda is set by the chairman and may only be finalized at the time of the meeting.

Directors representing at least one third of members of the Board of Directors may, while specifying the meeting's agenda, ask the chairman to summon the Board if it has not met for more than two months.

Likewise, the chief executive officer, if he does not chair the Board of Directors, may ask the chairman to summon the Board of Directors on any specified agenda.

The chairman is bound to the requests made to him.

Ordinary and extraordinary shareholders' meetings, and where necessary, special shareholders' meetings are convened, meet and deliberate under the conditions provided by law and these Articles of Association.

Meetings take place at the registered office or at any other place designated by the author of the notice, even outside of the registered office or the registered office's département.

Shareholders' meetings are chaired by the chairman of the Board of Directors or, in his absence, by the vice-chairman or the oldest vice-chairman of the Board, if one or more vice-chairmen have been appointed, or otherwise by a director specifically appointed for this purpose by the Board. In the event of impediment of the vice-chairman or vice-chairmen when vice-chairmen have been appointed or if the Board has not appointed a director, the shareholders shall themselves appoint the chairman.

The two members of the shareholders' meeting with the highest number of votes and having accepted the position act as ballot inspectors for the shareholders' meeting. The officers of the meeting appoint a secretary who need not be a shareholder:

In the event that the meeting is convened by a statutory auditor or by a judicial representative, the shareholders' meeting is chaired by the author of the notice.

Upon the decision of the Board of Directors published in the notice of meeting or notice of convocation to rely on means of telecommunication, the shareholders who take part in the shareholders' meeting by videoconference or using telecommunications means permitting their identification in accordance with the conditions provided by prevailing law, shall be considered as present for calculating the quorum and voting majority.

Art. 19: Powers of shareholders' meetings

Ordinary and extraordinary shareholders' meetings, and where necessary, special shareholders' meetings exercise the powers defined by law and these Articles of Association.

The ordinary shareholders' meeting decides or authorizes the issue of bonds secured, where necessary, by specific collateral in accordance with prevailing laws and regulations and authorizes the chairman to grant such collateral. It may delegate to the Board of Directors the competence and powers necessary to issue such bonds, in one or more installments, within a period set by it, and to determine the terms and conditions of the issuance of such bonds. The guarantees set up subsequent to the issue of the bonds are granted by the chairman of the Board of Directors upon the Board's authorization.

Section VI
Inventory - Reserves - Distribution of profits

Art. 20: Fiscal year

The fiscal year begins on January 1 and ends on December 31.

Art. 21: Inventory, Distribution of profits

The company's net proceeds, established in the annual inventory, after deducting overheads and other costs, including all amortization, depreciation and provisions, constitute the net profits.

From these profits, less, as the case may be, previous losses, a deduction of at least 5% is first of all made to create the reserve required by law. This deduction ceases to be mandatory when the reserve amounts to 10% of the share capital. It is resumed if this reserve is ever used.

The distributable profits are made up of the annual net profits, less previous losses, as well as the sums to be placed on reserve pursuant to law, plus the profit carried forward.

From these profits, a deduction is made of the amount necessary to pay the shareholders, as a first dividend, 5% of the sums paid-up on their shares, and not amortized, and 5% of the sums from premiums on shares issued in cash, and appearing in a "share premium" account, without it being possible, if the profits of a given year do not permit this payment, for the shareholders to claim such amounts from the profits of subsequent years.

The shareholders' meeting may decide to earmark any portion of the available surplus of said profits it wishes for the creation of general or special providence or reserve funds, under any name whatsoever or even simply as an amount carried forward.

The balance constitutes a surplus fund which is intended for the distribution of the second dividend as well as the amount provisionally assessed as necessary to pay a 10% increase to the registered shares satisfying the following conditions.

As from January 1, 1996, the shares registered at December 31 of each year in registered form for at least two years, and which remain registered until the date of the payment of the dividend, will entitle their owners to collect a dividend per share which is 10% higher, rounded down if necessary to the lower centime, than the dividend per share distributed in respect of other shares, provided that the amount of the dividend per share prior to any increase is at least equal to the amount of the dividend per share prior to any increase distributed in the preceding year, adjusted to take into account the change in the number of shares from one year to the next resulting in a capital increase by capitalizing premiums, reserves or profits or a share split.

In the event that, as from January 1, 1996, the Board of Directors, with the approval of the shareholders' meeting, decides to increase the capital by capitalizing reserves, profits or premiums, the registered shares held for at least two years on the date on which the allotment process begins will entitle their owners to an allotment of shares which is 10% higher than the allotment made in favor of other shares, and according to the same procedure.

The new shares created in this manner will be comparable in all respects to the existing shares from which they are issued, for calculating the entitlement to the higher dividends and the higher allotments.

The increases defined in each of the two preceding paragraphs may be modified or eliminated by simple decision of the extraordinary shareholders' meeting, according to the procedures it determines.

Pursuant to law, the number of shares eligible for these increases shall not for any given shareholder exceed 0.5% of the company's share capital.

The shareholders' meeting held to approve the financial statements for the fiscal year shall have the possibility of granting to each shareholder, for all or part of the dividend or interim dividends, an option for payment of the dividend or interim dividends in either cash or shares.

Section VII
Liquidation

Art. 22: Liquidation

At the expiry of the company's term, or in the event of early dissolution, the shareholders' meeting determines the method of liquidation, in accordance with the conditions stipulated by law. It appoints and determines the powers of one or more liquidators.

The liquidators may, pursuant to a decision of the shareholders' meeting, transfer to another company or sell to a company or to any other entity or person, all or part of the assets, rights and obligations of the dissolved company.

The duly constituted shareholders' meeting retains the same prerogatives during the liquidation as during the company's term. In particular, it has the power to approve the accounts of the liquidation and to grant a discharge thereof.

After the company's commitments have been settled, the net proceeds from the liquidation are used first to fully redeem the shares, and the surplus is then distributed equally among them.

Section VIII
Disputes

Art. 23: Disputes

All disputes which may arise during the company's term or liquidation, either between the shareholders and the company or among the shareholders themselves, regarding company affairs, are settled in accordance with law and submitted to the jurisdiction of the competent Paris courts.

For this purpose, in the event of disputes, all shareholders shall elect domicile in Paris, and all summonses and notices are duly served at this domicile.

Failing election of domicile, summonses and notices are validly served at the Office of Public Prosecution of the French Republic at the High Court of Paris.

82-52

L'AIR LIQUIDE
Société Anonyme pour l'Etude et l'Exploitation
des Procédés Georges Claude
Au capital de 1.199.523.897 euros
Siège Social : 75, quai d'Orsay - 75007 PARIS

552 096 281 RCS PARIS

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING

OF 10 MAY 2006

The following persons attend the meeting:

Mr Benoît POTIER	Chairman and Chief Executive Officer
Sir Lindsay OWEN-JONES	Vice-Chairman of the Board of Directors
Mr Thierry DESMAREST	Director
Mr Alain JOLY	Director
Professor Rolf KREBS	Director
Mr Gérard de LA MARTINIERE	Director
Mr Cornelis J.A. van LEDE	Director
Ms Béatrice MAJNONI d'INTIGNANO	Director
Mr Thierry PEUGEOT	Director
Mr Edouard de ROYERE	Director
Mr Paul SKINNER	Director

Mr Jean-Claude Buono and Mr Klaus Schmieder, Senior Executive Vice-Presidents, attend part of the meeting.

The following persons also attend the meeting:

Ms	Marie-Dominique LEIBLER	Secretary of the Board of Directors
Mr	Guy COURS	Delegate of the Central Works Council
Mr	Gilles BOUDIN	Delegate of the Central Works Council
Mr	Philippe BASTIEN	Delegate of the Central Works Council
Ms	Marie-Annick MASFRAND	Delegate of the Central Works Council

****

- **Appointment of the Chairman of the Board of Directors**

The Board of Directors unanimously decides to appoint Mr Benoît Potier as Chairman of the Board of Directors for the duration of his term of office as director.

In this respect, Mr Potier will organise and manage the work of the Board of Directors and report thereon to the Shareholders Meeting. He will represent the Board in its dealings with shareholders and third parties. He will oversee the smooth functioning of the Board of Directors and Shareholders Meetings and ensure that the directors are able to perform their duties.

Mr Potier states that he accepts these duties; the meeting then continues under the chairmanship of Mr Potier.

- **Method of organisation of the executive management**

It is stated that, in accordance with French law and the terms of Article 13 of the Articles of Association, the Board must choose one of the two methods of executive management provided for by law, *i.e.*, the duties of Chairman of the Board of Directors and Chief Executive Officer must either be performed concurrently by the same individual or separately by two different persons.

After deliberation, the Board of Directors decides on the combination of the duties of Chairman of the Board of Directors with those of Chief Executive Officer. As a consequence, Mr Potier, Chairman, will be responsible for the executive management of the company for the length of his term of office as Chairman and he will have the title of Chairman and Chief Executive Officer.

Mr Potier states that he accepts these duties.

****

- **Appointment of the Senior Executive Vice-Presidents**

After deliberation and as suggested by Mr Potier, the Board of Directors unanimously decides to appoint Mr Jean-Claude Buono and Mr Klaus Schmieder as Senior Executive Vice-Presidents responsible for assisting the Chief Executive Officer, who will perform their duties until the Ordinary Shareholders Meeting convened to deliberate on the financial statements for the 2006 financial year; in accordance with article 13 of the Articles of Association, if Mr Potier's duties as Chief Executive Officer terminate or he is unable to perform them, the Senior Executive Vice-Presidents will continue to perform their duties and retain their responsibilities until a new Chief Executive Officer is appointed.

Mr Jean-Claude Buono and Mr Klaus Schmieder state that they accept such duties.

****

- **Allocation of bonus shares to the shareholders**

Following the Management Board's decision of 23 February 2006 to allocate one bonus share for every ten shares on 12 June 2006 and the authorisation granted by the Supervisory Board at its meeting of 24 February 2006, upon the proposal of Mr Potier, Chairman and Chief Executive Officer, the Board of Directors decides that an amount of € 120,124,345, consisting of € 49,885,268.54 taken from the "merger premium" account (part of additional paid-in capital) and € 70,239,076.46 taken from the "share premium" account (another part of additional paid-in capital), will be incorporated in the company's share capital in accordance with the powers delegated to it under the 10th resolution of the Extraordinary Shareholders Meeting of 10 May 2006.

This capital increase via the capitalisation of reserves and premiums will be carried out by means of the creation of 10,920,395 new shares with a par value of € 11 each, with dividend rights as of 1 January 2006, which will be allocated free of charge to shareholders on the basis of one new share for every ten old shares.

As a result of this capital increase, the company's share capital will therefore be increased from the current figure of € 1,201,243,483 to € 1,321,367,828, divided into 120,124,348 shares with a par value of € 11 each.

These allocations will commence on 12 June 2006. Requests for shares may be submitted to all financial institutions concerned free of charge.

The new shares may be registered shares or in bearer form, as the shareholders see fit. In accordance with Article 94-II of the French Finance Act for 1982 and the Decree of 2 May 1983 with regard to securities, shareholders' rights will be entered in an account opened in their name with the issuer or the authorised intermediary of their choice, as applicable.

Pursuant to the authority granted by the Extraordinary Shareholders Meeting of 10 May 2006 under the 10th resolution, rights corresponding to fractions of shares may not be transferred. The corresponding shares will be sold and income derived from the sale will be allocated to the holders of the rights on a prorated basis to the number of rights held, no later than 30 days after the whole number of shares allocated has been entered in their shareholders' account.

Pursuant to the Articles of Association, registered shares entered in an individual account as at 31 December 2003 which are held continually until 12 June 2006 will entitle their holders to a 10% increase in the share allocation.

According to what is known at the time of the Board of Directors' meeting, the maximum number of shares liable to benefit from this increased share allocation is 27,264,001 shares, leading to the creation of a maximum of 272,640 new shares within the scope of this increased allocation. This number will be reduced to take into account the number of shares entitled to the increased allocation sold prior to 12 June 2006.

Amendments to the Articles of Association

Pursuant to the authority granted to it under the 10th resolution of the Extraordinary Shareholders Meeting of 10 May 2006, the Board of Directors decides to amend Article 5 of the Articles of Association as follows:

Old wording	***New wording***
The share capital is set at € 1,201,243,483 divided into 109,203,953 shares with a par value of € 11 each, all paid up in full.	*The share capital is set at € 1,321,367,828 divided into 120,124,348 shares with a par value of € 11 each, all paid up in full.*

The Board of Directors agrees on the terms of the notice to be published in the *Bulletin des Annonces Légales Obligatoires* (statutory Gazette of Legal Announcements).

The Board of Directors grants full powers to the bearer of an extract of this decision to carry out the formalities provided for by law.

Authority given to Mr Potier to record the capital increase corresponding to the allocation of an increased number of bonus shares.

The Board of Directors gives authority to Mr Potier, Chairman and Chief Executive Officer, with the power to delegate, to record the amount of the capital increase corresponding to the increased allocation of bonus shares for holders of registered shares as at 31 December 2003 who retain these shares until 12 June 2006.

****

AIR LIQUIDE

Combined Shareholders' Meeting

May 10, 2006

at 3:00 p.m. at the Palais des Congrès,
2, place de la Porte Maillot - 75017 Paris

Summary

Ladies, Gentlemen, Shareholders,

It is my pleasure to invite you to attend Air Liquide's ordinary and extraordinary shareholders' meeting, which will be held on Wednesday May 10, 2006, at 3:00 p.m. at the Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris, France.

Shareholders' meetings are a special occasion for information and dialogue and also an opportunity for you to play an active role, through your vote, in making major decisions for your Group, regardless of the number of shares you own.

I sincerely hope you will be able to participate at this meeting, either by attending, or by using the absentee ballot or the proxy form which allows you to be represented by the Chairman, or any other person of your choice.

In this document, you will find instructions on how to participate in this meeting, its agenda and the text of the resolutions to be submitted for your approval.

I would like to thank you in advance for taking the time to consider the resolutions proposed.

Yours sincerely,

Benoît Potier
Chairman of the Management Board

82-52

1. How to take part in the shareholders' meeting

French law and Air Liquide's articles of association stipulate that the following people are entitled to attend this shareholders' meeting or to vote by absentee ballot or by proxy:

- shareholders whose shares, have been registered for at least three days before the meeting,

- shareholders who hold shares in bearer form and who have provided evidence at least three days prior to the meeting, via the authorized intermediary that manages their share account, that their shares were held in their account and unavailable for trading until the date of the meeting.

All shareholders, regardless of how many shares they own, may attend the shareholders' meeting.

A 10 euro attendance fee will be paid to all shareholders who attend.

A request form for additional documentation or information is attached to the present notice.

You wish to attend the meeting

form A Admission card request form

Shareholders who wish to attend the meeting must first request an admission card, which must be presented at the door.
To make sure you receive your admission card in time, you should send in the request form as soon as possible, and not wait until a few days before the meeting.

- If you hold registered shares (either directly with Air Liquide or through a third party) you must send your request directly to Air Liquide, using the admission card request form attached here.

- If you hold shares in bearer form, you must ask the broker, bank or financial institution that manages your share account to provide the information required on the admission card request form attached here by sending this form to Air Liquide.

Air Liquide will then send admission cards directly to shareholders.

You wish to be represented at the meeting

form B Absentee ballot or proxy voting forms

Shareholders who wish to be represented at the shareholders' meeting or to vote by absentee ballot must use the absentee ballot or proxy form attached here.

The absentee ballot or proxy form must be returned, such that Air Liquide receives the form at the latest 3 days before the meeting:

- if you hold registered shares (either directly with Air Liquide or through a third party), the absentee ballot or proxy form must be returned directly to Air Liquide,
- if you hold shares in bearer form, the form must be sent in by the broker, bank or other financial institution responsible for managing your share account.

According to the regulations in France, any shareholder who has cast his or her vote remains at liberty to sell all or part of his or her shareholdings. In this case, the financial intermediary with whom the shares are deposited has to inform Air Liquide, before 3:00 pm, Paris time, the day before the meeting.

Global custodians, along with any other intermediary declaring itself at such, are now expressly permitted by law to cast votes on behalf of shareholders not resident in France.
You may be represented by a nominee: your spouse or another Air Liquide shareholder. It is understood that if no proxy name is indicated on the form, the Chairman of the meeting will, pursuant to the law, cast a vote on the shareholder's behalf in favor of all proposed resolutions put forth or approved by the Management Board and a vote against all other proposed resolutions.

Shareholders, acting as proxies for other shareholders, must send their proxy forms to Air Liquide, at the latest 3 days before the meeting, so that this may be indicated on the attendance sheet.

The Shareholders' meeting will be webcast in English for live viewing at www.airliquide.com.

www.airliquide.com

- all documents concerning the meeting
- webcast in English of the meeting for live viewing

How to fill in the absentee ballot or proxy voting form?

You wish to vote by absentee ballot: *tick here and follow the instructions*

You wish to be represented at the meeting: *tick here and write the name and address of the person representing you.*


ABSENTEE BALLOT OR PROXY VOTING FORM B

IMPORTANT : Before choosing one of the three alternatives 1 2 3 please read the instructions on the back of this form.

AIR LIQUIDE

COMBINED SHAREHOLDERS' MEETING to convene at 3.00 PM Wednesday, May 10, 2006, at the Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris.

DO NOT FILL THIS BOX

2 MAIL VOTE

1 I HEREBY DESIGNATE THE CHAIRMAN OF THE MEETING AS MY PROXY and authorize him to vote on my behalf

3 APPOINTMENT OF PROXY

I vote FOR all the resolutions approved by the Board of Management, EXCEPT THOSE INDICATED BY A SHADED BOX like this ▮ FOR WHICH I VOTE AGAINST OR I ABSTAIN, which is equivalent to voting against. Art. L 161-1 [see reverse (2)]

COMBINED SHAREHOLDERS' MEETING

I hereby appoint [see reverse (3)]:

Mr./Mrs

In case amendments or new resolutions should be submitted to the Meeting:

- I authorize the Chairman of the Meeting to vote on my behalf.
- I abstain from voting (this is equivalent to vote against).
- I designate as my proxy (see reverse (3)) Mr./Mrs

In order to be taken into consideration this form must be received by the COMPANY no later than May 7, 2006 directly for registred shares and through custodian for shares in bearer form.

Date and signature

You have voted by mail: *don't forget to mention your choice in the event of amendments of the resolutions or new resolutions being presented at the meeting.*

You wish to authorize the Chairman of the meeting to vote on your behalf: *date and sign here.*

In all cases, *date and sign here.*

Check your name and address.

	You hold	
You wish	**Registered shares**	**Shares in bearer form**
To attend the meeting	Return form **A** directly to Air Liquide	Return form **A** to the financial institution responsible for managing your share account
To vote by absentee ballot / To be represented at the meeting	Return form **B** directly to Air Liquide	Return form **B** to the financial institution responsible for managing your share account
To obtain documentation and information	Send the request for documentation and information form directly to Air Liquide	Send the request for documentation and information form directly to the financial institution responsible for managing your share account

82-52

2. Agenda

ORDINARY GENERAL MEETING OF SHAREHOLDERS

- Management Board's report.
- Reports by the Supervisory Board and its Chairman.
- Auditors' reports.
- Approval of the Company's financial statements for financial year 2005.
- Approval of the Group's consolidated financial statements for financial year 2005.
- Appropriation of profit for financial year 2005 ; setting of dividends.
- Company share buy-back program.
- Renewal and appointment of new members of the Supervisory Board or the Board of Directors, depending on the case.
- Statutory auditors' special report on the agreements referred to in Article L 225-86 of the Commercial Code.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

- Cancellation of the shares purchased by the Company via a capital decrease.
- Delegation of authority in order to increase capital via the issuance of ordinary shares with retention of the shareholders' preferential share subscription rights.
- Delegation of authority to increase capital by capitalizing additional paid-in capital, reserves, profits or others.
- Delegation of authority to perform capital increases reserved for adherents to company or group savings plans.
- Modification of the threshold notification obligations.
- Modification of the Company's mode of administration by adopting the legal regime of a joint stock company with a Board of Directors, adoption of the new Articles of Association, taking due note of the continuation of authorizations given to the Management Board in favor of the Board of Directors.

ORDINARY GENERAL MEETING OF SHAREHOLDERS

- Appointment of Directors.
- Setting of directors' fees.
- Powers for formalities.

3. Presentation of resolutions

BY THE AUTHORITY OF THE ORDINARY SHAREHOLDERS' MEETING

The purpose of the first **two resolutions** is to approve the Company's financial statements and the Group's consolidated financial statements of Air Liquide, after having reviewed the reports of the Management Board, the Supervisory Board and its Chairman and the statutory auditors.

The **third resolution** decides on the appropriation of earnings as recommended by the Management Board and on the amount of the dividend which is set at 3.85 euros per share. In accordance with the Articles of Association, a 10% bonus dividend, of 0.38 euros per share, shall be paid in respect of all shares which have been held in registered form as of December 31, 2003 and which shall remain held in this form continuously until May 16, 2006, the dividend payment date. 25% of the shares comprising the share capital receive this bonus dividend.

The dividend and the bonus dividend paid in 2006 are entitled to the 40% tax allowance mentioned in Article 158.3.2° of the French General Tax Code. This allowance was 50% for dividends paid in 2005 with respect to fiscal year 2004. With a pay-out ratio of more than 46% of net profit and a 10% increase in dividends distributed compared to the previous fiscal year, the dividend proposed to the shareholders fully reflects Air Liquide's policy to remunerate and add value to shareholders' investments over the long term.

Furthermore, subject to the approval of the financial statements by the shareholders and the approval of the 10th resolution authorizing the Company to perform capital increases via the capitalization of reserves, the Management Board, with the agreement of the Supervisory Board, has decided to distribute 1 bonus share for 10 existing shares on June 12, 2006.

The **fourth resolution** authorizes management bodies to buy back Air Liquide shares in accordance with legal and regulatory provisions and the specifications of the share repurchase program documentation published by the Company. The maximum purchase price is set at 250 euros per share. The maximum number of shares that can be acquired is limited to 10% of the share capital.

The objectives of the share repurchase program are detailed in the draft resolution submitted for vote to the shareholders and in the documentation published by the company available on the AMF web site (French Financial Markets Authority). Moreover, this program makes it possible to offset, in the long term, the dilutive impact that the granting of stock subscription options and capital increases reserved for the Company's employees could have for shareholders.

This authorization, given for 18 months, replaces the authorization approved by shareholders at the previous Ordinary Shareholders' Meeting, and which has been partially used.

In 2005, using previous authorizations, Air Liquide bought back 411,699 shares for a total amount of 59.8 million euros (or an average purchase price of 145.17 euros). Furthermore, 350,000 shares have been cancelled and 870,755 shares were exchanged during the public simplified exchange offer on Société d'Oxygène et d'Acétylène d'Extrême Orient (SOAEO). At the end of 2005, Air Liquide held, directly and indirectly, 567,193 shares or 0.5% of share capital including 537,375 directly-held shares. Of the directly-held shares, 390,125 have been allocated for use as means of payment in eventual acquisitions or share exchange transactions and 147,250 shares will be cancelled.

The treasury shares do not carry voting rights and dividends paid on these shares are allocated to retained earnings. The Management Board, in its annual report to the shareholders, will report on the use of the authorization it has been given.

The **fifth** and **sixth resolutions** concern the renewal of Mrs. Béatrice Majnoni d'Intignano's term of office and the appointment of Mr. Paul Skinner as members of the Supervisory Board, or the Board of Directors if the 13th resolution is adopted. Their presentation is given in detail on page 18 of this document.

Mrs. Béatrice Majnoni d'Intignano will continue to provide her professional experience as an economist with respect to issues dealing with the economy and healthcare sectors.

Mr. Paul Skinner will provide his management experience as an executive in large multinational industrial groups and his understanding of key markets for the business activities of Air Liquide.

These recommendations reflect the Supervisory Board's desire to appoint members based on their professional abilities, integrity and independence as well as their determination to take into consideration the interests of all shareholders while ensuring the diversity of cultures and experience in important areas for the Group.

These members are appointed for terms of 4 years. In accordance with the Company's Articles of Association, each member must own at least 500 Air Liquide shares in registered form.

The **seventh resolution** concerns regulated agreements between related parties, excluding ordinary business transactions, entered into between the Company and its executives or with a company sharing the same executives.

These agreements are the subject of a special report issued by the statutory auditors. The purpose of this resolution is to approve these agreements and the statutory auditors' special report on this subject.
No new regulated agreement was entered into during 2005.

BY THE AUTHORITY OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

The **eighth resolution** authorizes management bodies to cancel, via a share capital decrease, shares acquired in connection with the authorizations given in the 4th resolution and by the Ordinary Shareholders' Meeting of May 11, 2005, up to a maximum of 10% of the share capital by periods of 24 months.

This authorization, given for 24 months, replaces the authorization approved at the Extraordinary Shareholders' Meeting of May 11, 2005, that was partially used up to the level of 550,000 shares in February 2006. This authorization is the subject of a special report by the statutory auditors as required by law.

This resolution supplements the share buyback program since its purpose is to reduce the number of Company shares outstanding and to improve net earnings per share.

The **ninth** and **tenth resolutions** propose, following the modification of the marketable securities legal regime, to delegate to management bodies, for 26 months, the period provided for by law, the authority to perform capital increases via the issuance of new ordinary shares with retention of preferential subscription rights (9th resolution) or via capitalization of reserves, earnings or additional paid-in capital (10th resolution).

The total maximum par value amount of share capital increases is limited to 250 million euros with respect to the issuance of ordinary new shares, or 20.8% of share capital as of today, and 250 million euros with respect to the capitalization of reserves, earnings or additional paid-in capital, without going over the sum available for such incorporation in the Company's accounts at the time of the share capital increase.

These authorizations replace the previous authorization given by the Extraordinary Shareholders' Meeting of May 12, 2004, and used up to an amount of 111.5 million euros at the time of the granting of bonus shares to shareholders in 2004.

These authorizations will enable the Company to have the possibility of increasing its share capital to finance its development and to grant 1 bonus share for 10 existing shares on June 12, 2006 as decided by the Management Board with the approval of the Supervisory Board.

The **eleventh resolution** proposes to delegate to management bodies the authority to increase share capital via the issue of shares reserved for members of a Group or company savings plan.

The total amount of share capital increases thus authorized is limited to 200 million euros, including additional paid-in capital, and the number of new shares may not exceed 1 million, i.e. less than 1% of the share capital as today.

By its very nature, this authorization results in the waiver by shareholders of their preferential subscription right in favor of the concerned beneficiaries. The share subscription price may not exceed the average of the first quoted prices of the share during the 20 trading days preceding the date on which the decision is made to set the subscription opening date, nor be less than this average by more than 20%.

This authorization, given for 26 months, the period provided for by law, replaces the authorization given by the Extraordinary Shareholders' Meeting of May 12, 2004, and partially used up to an amount of 435,927 shares at the time of the capital increase proposed to employees in October 2005 and to which 44.6% of employees eligible to participate, or 16,239 individuals, subscribed.

This authorization meets legal requirements and reflects the Group's policy to continue to associate a majority of its employees worldwide with its medium and long-term development. These employee-reserved transactions significantly contribute to reinforcing the motivation of employees and increasing their feeling of belonging to the Group.

At the end of 2005, the percentage of share capital held by current and former employees, resulting from the nine capital increases reserved for employees made since 1986, amounted to 1.2%.

The **twelfth resolution** proposes, in order to simplify the management of shares held by some of the shareholders of the Company, to increase from 1% to 2% (or any multiple of 2%) of the share capital or the voting rights, the threshold, higher or lower, beyond which the corporate obligation to notify the Company applies.

Should this threshold be crossed, the Company must be informed within 15 days following the date on which the threshold is crossed, independently of the effective transfer date of share ownership.

The **thirteenth resolution** proposes to change the Company's mode of administration by adopting the legal regime of a joint stock company with a Board of Directors and to replace the current Supervisory Board and Management Board structure.

The Supervisory Board has reviewed the organization of the Company and, considering the age limits set forth in the Articles of Association for the Chairman of the Supervisory Board, has decided to propose to shareholders to return to the Group's historical management structure with a Board of Directors. It will then be proposed that the Board of Directors appoint Mr. Benoît Potier as Chairman and chief executive officer.

The Supervisory Board and Management Board structure, approved by the shareholders in 2001, had been implemented to ensure both the successful transition to a renewed management team and the continuity of strategy and objectives. This was successfully achieved, as the results obtained by the Group demonstrate.

The proposal to return to the Board of Directors structure is part of Air Liquide's tradition and favors a close relationship between its managers and shareholders. This organization widely contributed to Group performance in the long term. If this change is approved, it will take place in full compliance with the corporate governance principles to which Air Liquide has always been committed.

The principles of respecting shareholders' rights, the competence and independence of the Board and clarity with respect to delegation of powers applied within the current structure will be naturally transposed to the new management structure.

All of the provisions of the Articles of Association submitted to the shareholders, completed by the rules set forth in the internal regulations, aim to give the Board of Directors the powers to review and decide on essential issues relating to the Company and notably, the selection of corporate officers, their employment conditions, strategic choices as well as investment and divestment decisions in excess of certain amounts.

It is envisaged that in its internal regulations, the Board of Directors would continue to apply the current internal regulations, notably with respect to the principles governing the relations between General Management and the Board of Directors and limitations on the powers of General Management, by adapting them to the new organization. It is envisaged that the current Audit and Accounts Committee would continue in its present form, but the Appointment and Remuneration Committee will be split into two separate committees: the Appointment Committee and the Remuneration Committee.

The corporate governance rules and practices which would result from this set of rules would be similar to those currently applied and explained in the report of the Chairman of the Supervisory Board.

Furthermore, and as already indicated to the Supervisory Board, it will be proposed to the Board of Directors' meeting which will follow the Combined Shareholders' Meeting, subject to the approval of the 13th resolution, to appoint as senior executive vice-presidents the current members of the Management Board, except for the Chairman, and thus ensure the continuity of the Group's Executive Management team.

The Supervisory Board has considered that this structure is the best solution to ensure the Company's future and to better serve the interests of its shareholders.

In accordance with prevailing regulations, the Company's Central Works Council has been duly informed and consulted with respect to this project.

The amendments to the Articles of Association corresponding to the modification of the Company's management structure (Articles 11 to 16), appended hereto, are proposed to the shareholders and the following authorizations, previously given to the Management Board by the Combined Shareholders' Meeting of May 12, 2004, will now apply to the Board of Directors for their remaining duration:

- authorization for 5 years to issue bonds for a maximum amount of 4 billion euros: this resolution was partially used in 2004 in an amount of 1 billion euros to finance the activities acquired from Messer. The new provisions of the Articles of Association maintain the role of the Shareholders' Meetings to delegate powers to the Board of Directors to set the terms and conditions and perform bond issuances.

- authorization for 38 months to grant stock subscription or purchase options of the Company, with the total number of options thus granted not exceeding 3% of the Company's share capital as of the

grant date: as of December 31, 2005, this resolution was partially used up to 463,385 new stock subscription options. Details regarding the stock options granted during the last 10 years are presented in the Annual Report. At the end of 2005, outstanding options granted but not yet exercised amounted to 3,890,822 shares, with an average exercise price of 124.21 euros, or 3.6% of the shares comprising the share capital as of today.

BY THE AUTHORITY OF THE ORDINARY SHAREHOLDERS' MEETING

The **fourteenth resolution** concerns the appointment of Mr. Benoit Potier as member of the Board of Directors for a 4 years term, if the 13th resolution is adopted. He is presented on page 18 of this document.

The **fifteenth** to **twenty-second resolutions** concern, subject to the adoption of the 13th resolution, the appointment of the current members of the Supervisory Board as members of the Board of Directors, for the remaining term of their duties as members of the Supervisory Board.

Details regarding these persons are presented on pages 19 and 20 of this document.

If the 13th resolution is adopted and if all of the resolutions relating to the appointment or renewal of members of the Board of Directors are adopted, at the end of the Shareholders' Meeting, based on the criteria adopted by the Supervisory Board to assess the independence of its members, as explained in the report of the Chairman of the Supervisory Board, the Board of Directors will therefore be comprised of 8 independent directors out of a total of 11. Messrs. Edouard de Royere and Alain Joly as former executives and Mr. Benoit Potier, a currently active executive, are not considered to be independent.

The **twenty-third resolution** proposes, if the 13th resolution is adopted, to set the total maximum amount of directors' fees to be allocated to the members of the Board of Directors at 550,000 euros per fiscal year, identical to the maximum amount previously allocated to the members of the Supervisory Board.

The **twenty-fourth resolution** makes it possible to carry out the publication formalities required by law after the Shareholders' Meeting.

4. Resolutions

BY THE AUTHORITY OF THE ORDINARY SHAREHOLDERS' MEETING

• First resolution

(Approval of the financial statements for the year ended December 31, 2005)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed:

- The report of the Management Board on the operations and management of the Company during fiscal year 2005,
- The reports of the Supervisory Board and its Chairman,
- The Company's annual financial statements, income statement, balance sheet and notes thereto,
- The statutory auditors' reports,

Approve the Company's financial statements for the year ended December 31, 2005 such as presented as well as the transactions reflected in these financial statements or mentioned in these reports.

The shareholders set the amount of net earnings for the year at 597,078,673 euros.

• Second resolution

(Approval of the consolidated financial statements for the year ended December 31, 2005)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed:

- The report of the Management Board on the operations and management of the Company and the Group during fiscal year 2005,
- The reports of the Supervisory Board and its Chairman,
- The Group's consolidated financial statements,
- The statutory auditors' reports,

Approve the consolidated financial statements for the year ended December 31, 2005 as presented.

• Third resolution

(Setting of dividends)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, approve the Management Board's proposal concerning the allocation of net earnings. Shareholders set the dividend to be paid to the holders of each of the 109,538,475 shares comprising the share capital as of December 31, 2005 at 3.85 euros. This dividend is eligible for the 40% allowance mentioned in Article 158.3.2°of the General Tax Code and no longer benefits from the tax credit.

The dividend shall be paid on May 16, 2006.

- For directly registered shares: directly by the Company, based on the means of payment which has been indicated to it by their holders,
- For indirectly registered shares, as well as for bearer shares which are registered in shareholder accounts: by the authorized intermediaries to whom the management of these shares has been conferred.

The dividend distributions made with respect to the last three fiscal years are as follows :

Fiscal year	Total amounts distributed *euros*	Number of shares outstanding	Net dividend distributed *euros*	Tax already paid to Tax Authority (tax credit) *euros*
2002 (1)	322,619,011	100 818,441	3.20	1 60
(2)	7,836,553	24,489,228	0 32	0 16
2003 (1)	319,721,334	99,912,917	3 20	1 60
(2)	7,765,140	24,266,063	0.32	0.16
Fiscal year	**Total amounts distributed** *euros*	**Number of shares outstanding**	**Dividend distributed eligible for the 50% allowance mentioned in Article 158.3.2° of the General Tax Code** *euros*	
2004 (1)	382,132,881	109,180,823	3.50	
(2)	9,056,861	25,876,746	0.35	

(1) ordinary dividend
(2) bonus dividend

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Pursuant to the provisions of the Articles of Association, a bonus dividend of 10%, i.e. 0,38 euro per share, shall be granted to shares which have been held in registered form as of December 31, 2003, and which shall remain held in this form continuously until May 16, 2006, the dividend payment date. This dividend is also eligible for the 40% allowance mentioned in Article 158.3.2° of the General Tax Code and no longer benefits from the tax credit.

The amount of the bonus dividend, for the 27,264,001 shares which have been held in registered form as of December 31, 2003, and which have remained held in this form continuously until December 31, 2005, totaled 10,360,320 euros.

The bonus dividend corresponding to these 27,264,001 shares which will have been sold between January 1, 2006 and May 16, 2006, date of the dividend payment, shall be deducted from such amount.

Furthermore, the shareholders authorize the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, to deduct from the "Retained earnings" account the sums necessary to pay the dividend set above to the shares resulting from the exercise of share subscription options which shall be performed before the dividend payment date:

• Fourth resolution

(Company share buy-back program)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, in accordance with Articles L 225-209 et seq. of the Commercial Code and the provisions of direct application of the European Commission regulation of December 22, 2003, authorize the Management Board, subject to the prior authorization of the Supervisory Board, or the Board of Directors, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to have the Company buy back its own shares in order to:

- Cancel them, subject to the adoption of resolution no.8,
- Retain them for the purpose of a share exchange or payment in external growth transactions, in accordance with recognized market practices and applicable regulations,
- Implementation of any share purchase option plans in favor of its employees or those of its subsidiaries, in accordance with the 16th resolution of the Combined General Shareholders' Meeting of May 12, 2004,
- Maintain an active market in the Company's shares pursuant to a market liquidity agreement in compliance with a code of ethics recognized by the French Financial Markets Authority (Autorité des Marchés Financiers).

The shareholders set the maximum purchase price at 250 euros per share and the maximum number of shares that can be bought back is 10% of the total number of shares comprising the share capital, i.e., 10,904,762 shares, for a maximum total amount of 2,726,190,500 euros, subject to the legal limits.

These shares may be acquired at any time and by all available means, either on or off a stock exchange, in private transactions or through optional mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of Article L 225-206 of the Commercial Code.

Shares acquired may be assigned or transferred in any manner on or off a stock exchange or through private transactions, in compliance with the applicable regulations.

Dividends of own shares shall be allocated to retained earnings.

This authorization is granted for a period of 18 months starting from the date of this meeting and replaces the authorization granted to the Management Board by the ordinary shareholders' meeting of May 11, 2005 with respect to the non-utilized portion.

The shareholders give all powers to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of delegating such powers, to implement this authorization, to enter into all agreements, perform all formalities and declarations to all authorities and, generally do all that is necessary for the execution of the decisions which will have been made in connection with this authorization.

The Management Board or, subject to the adoption of resolution no. 13, the Board of Directors, must inform the shareholders of any transactions performed in accordance with applicable regulations.

• Fifth resolution

(Appointment of Mrs. Béatrice Majnoni d'Intignano as a member of the Supervisory Board or the Board of Directors, depending on the case)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report; decide to renew the mandate of Mrs. Béatrice Majnoni d'Intignano as a member of the Supervisory Board or, subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mrs. Béatrice Majnoni d'Intignano as a director for a term of four years, which will expire at the end of the ordinary shareholders' meeting of 2010 called to approve the financial statements for the fiscal year ended December 31, 2009.

• Sixth resolution

(Appointment of Mr. Paul Skinner as a member of the Supervisory Board or the Board of Directors, depending on the case)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, decide to appoint Mr. Paul Skinner as a member of the Supervisory Board or, subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Paul Skinner as a director for a term of four years, which will expire at the end of the ordinary shareholders' meeting of 2010 called to approve the financial statements for the fiscal year ended December 31, 2009.

• Seventh resolution

(Statutory auditors' special report on the agreements referred to in Article L 225-86 of the Commercial Code)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, acknowledges that the special report required by prevailing laws and regulations, on the agreements and transactions referred to in Article L 225-86 of the Commercial Code, has been submitted to them.

The shareholders take due note that no agreement referred to in Article L 225-86 of the Commercial Code has been entered into during the fiscal year which has just ended, as mentioned in the statutory auditors' special report.

BY THE AUTHORITY OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

• Eighth resolution

(Cancellation of the shares purchased by the Company via a capital decrease)

The shareholders, deliberating according to the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report and the statutory auditors' special report, authorize the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, to cancel solely by its own decisions, on one or more occasions, and up to a maximum of 10% of the Company's share capital per twenty-four month period, any or all of the shares purchased by the Company in connection with the authorization adopted by the ordinary shareholders' meeting in its 4th resolution and those authorizations granted in connection with the authorization adopted by the ordinary shareholders' meeting of May 11, 2005, and to decrease share capital by this amount.

This authorization is granted for a period of twenty-four months starting from the date hereof and replaces the authorization granted to the Management Board by the extraordinary shareholders' meeting of May 11, 2005 in its 10th resolution.

All powers are granted to the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors to implement this authorization, amend the Articles of Association, complete all necessary formalities, allocate the difference between the net book value of the shares cancelled and their par value amount to all reserve and additional paid-in capital accounts, with the option of sub-delegation to perform the capital decrease which shall be decided in accordance with this resolution.

• Ninth resolution

(Delegation of authority for a 26 months period in order to increase capital via the issuance of ordinary shares with retention of the shareholders' preferential share subscription rights for a maximum par value amount of 250 million euros)

The shareholders, deliberating according to the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report and in accordance with the provisions of Articles L 225-129 and L 225-129-2 of the Commercial Code:

1. delegate to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation, the authority to decide one or more capital increases via the issuance of ordinary shares of the Company, in France, in euros.

The delegation thereby granted to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, is valid for a period of twenty-six months starting from the date hereof.

2. decide that the total amount of capital increases likely to be performed may not exceed 250 million euros in par value.

3. decide that the shareholders have, proportional to the amount of their shares, a preferential share subscription right to the shares issued pursuant to this resolution.

4. decide that if these subscriptions, pro rata to their existing shareholding and, where applicable, over and above their existing shareholding, have not resulted in the purchase of all of the shares of any issuance, the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors may offer to the public all or part of the non-subscribed shares.

5. take due note that this delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever.

6. give all powers to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation under the conditions set by law, to implement this delegation and notably determine the amount of the premium and other issuance conditions, deduct from the "Additional paid-in capital" account all costs relating to this capital increase and, should it be judged appropriate, deduct all sums necessary to bring the legal reserve up to at least ten percent of the new share capital after each issuance, take due note of the completion of all capital increases resulting there from, perform all necessary amendments to the Articles of Association and enter into any agreement to complete the proposed issuances.

7. For issuances decided pursuant to the application of this resolution, the number of shares to be issued may be increased under the conditions provided for by Article L 225-135-1 of the Commercial Code and within the limit of the overall maximum ceiling set forth in this resolution when a request in excess of such amount is made.

• Tenth resolution

(Delegation of authority for 26 months to increase capital by capitalizing additional paid-in capital, reserves, profits or others in order to grant bonus shares to shareholders and/or to increase the par value of existing shares for a maximum amount of 250 million euro)

The shareholders, deliberating under the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report and in accordance with the provisions of Articles L 225-129-2 and L 225-130 of the Commercial Code:

1. delegate to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation, the authority to decide one or more capital increases by capitalizing additional paid-in capital, reserves, profits or other amounts whose capitalization will be possible under the law and the Articles of Association and in the form of bonus shares and/or by increasing the par value of existing shares.

The delegation thereby granted to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, is valid for a period of twenty-six months starting from the date hereof.

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2. decide that the total amount of capital increases likely to be performed under this resolution may not exceed 250 million euros this limit being separate and independent from the limit provided for in the 9th resolution, and may not in any event whatsoever exceed the amount of reserves, additional paid-in capital or profits accounts referred to above which exist at the time of the capital increase.

3. decide that, should the Management Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, use this delegation, in accordance with the provisions of Article L 225-130 of the Commercial Code, fractional shares will not be transferable and the corresponding securities will be sold ; the sums resulting from such sale will be allocated to the holders of rights in the deadlines provided for in the regulations.

4. take due note that this delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever.

5. give all powers to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation under the conditions set by law, to implement this delegation and notably determine the issuance conditions, deduct from one or more available reserve accounts the costs relating to the corresponding capital increase and, should it be judged appropriate, deduct all sums necessary to bring the legal reserve up to at least ten percent of the new share capital after each issuance, take due note of the completion of all capital increases resulting there from and perform all necessary amendments to the Articles of Association.

• Eleventh resolution

(Delegation of authority for 26 months to perform capital increases reserved for adherents to company /group savings plans)

The shareholders, deliberating under the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report and the statutory auditors' report, deliberate pursuant to Articles L 225-129-6 and L 225-138-1 of the Commercial Code and Articles L 443-1 et seq. of the Labor Code :

1. delegate to the Management Board, subject to the prior authorization of the Supervisory Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, the authority to decide one or more capital increases reserved for adherents, in France or abroad, to a company or group savings plan, via the issuance of ordinary shares of the Company, in France, in euros.

The delegation thereby granted to the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors is valid for a period of twenty-six months starting from the date hereof.

2. decide that the total amount of capital increases likely to be performed may not exceed 200 million euros, including additional paid-in capital, the number of new shares to be issued, which will be assimilated to other existing shares, may not exceed 1 million.

3. decide that the beneficiaries of these capital increases will be directly or through a company mutual fund or all other structures or entities permitted by applicable legal or regulatory provisions, the adherents of the Company and the companies which are affiliated to it within the meaning of Article L 225-180 of the Commercial Code, to a company or group savings plan and who satisfy the conditions possibly set by the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors.

4. decide to suppress, in favor of the above-mentioned beneficiaries, the preferential share subscription right of shareholders to the shares which will be issued.

5. decide that the subscription price may not exceed the average of the first quoted prices of the share during the twenty stock market trading days preceding the date of the decision to open the subscription, nor be less than this average by more than 20%.

6. also decide that, should the beneficiaries not subscribe to the entire capital increase within the legal deadlines, the capital increase may only be performed up to the amount subscribed, and that the non-subscribed shares may be proposed to the beneficiaries concerned in connection with a subsequent capital increase.

7. give all powers to the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors with a right of sub-delegation under the conditions set by law, to set, within the limits described above, the various terms and conditions of the transaction and notably:

- fix the criteria which the companies must meet in order for their adherents to benefit from capital increases and determine the list of these companies,
- set the issuance terms and conditions, the characte-

ristics of the shares, determine the subscription price calculated based on the method defined above, set the deadline for fully paying –up the subscribed shares, the payment of employees may be completed by the Company or companies which are affiliated to it within the meaning of Article L 225-180 of the Commercial Code ; deduct from the "Additional paid-in capital" account all costs relating to this capital increase and should it be judged appropriate, deduct all sums necessary to bring the legal reserve up to at least ten percent of the new share capital after each issuance,

- determine the opening and closing dates for the subscription, take due note of the completion of the capital increase and amend the Articles of Association accordingly.

This delegation of authority strips of any legal effect whatsoever the delegation granted to the Management Board pursuant to the 17th resolution of the extraordinary shareholders' meeting of May 12, 2004, up to the non-utilized portion of this authorization.

• Twelfth resolution

(Modification of the threshold notification obligations)

The shareholders, deliberating according to the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report, decide to increase by 2% or any multiple of 2% of the capital or voting rights of the Company, the threshold, higher or lower, beyond which the corporate obligation to notify the Company applies and decide to replace paragraphs 4, 5 and 6 of Article 15 of the Articles of Association set forth below by the following text, which, subject to the approval of resolution no. 13, shall become paragraphs 2 and 3 of Article 9 of the new Articles of Association :

Old text	New text
"Any direct or indirect owner, acting alone or jointly of a fraction of the company's capital or voting rights is obliged to inform the company within fifteen days beginning on the date of transacting, and independently of the date of the effective transfer of the ownership of the shares, each time a threshold corresponding to 1% of the share capital or the voting rights is crossed, in either direction, including above the 5% threshold.	*" In addition to the legal obligations to notify the company, any person, acting alone or jointly, coming in direct or indirect possession of a fraction of the company's capital or voting rights equal to or greater than 2%, or a multiple of 2% of capital or voting rights (including above the 5% threshold), is required to inform the company within fifteen days as of the date on which the threshold is exceeded and, as the case may be, independently of the effective transfer date of share ownership. The person shall state the number of shares and marketable securities granting entitlement to capital that he or she owns on the date of notification. Any decrease below the 2% threshold or a multiple of 2% of capital or voting rights shall be notified in the same manner.*
In the event of a failure to respect this additional obligation of information, one or several shareholders, owning a fraction of the company's capital or voting rights amounting to at least 1%, may request that the shares exceeding the fraction which should have been declared be deprived of their voting rights for any Shareholders Meeting held until the end of a period of two years following the date on which the notice is rectified. The request will be recorded in the Minutes of the Shareholders Meeting.	*In the event of a failure to meet this additional notification obligation, one or several shareholders, owning a fraction of the company's capital or voting rights amounting to at least 2%, may, at a shareholders' meeting, request that the shares exceeding the fraction which should have been reported, be stripped of their voting rights for any shareholders' meeting held until the end of a two-year period following the date on which the notice is rectified. The request is recorded in the minutes of the shareholders' meeting."*
The provision supplements the law governing statements with respect to the crossing of shareholding thresholds exceeding one twentieth, one tenth, one fifth, one third, one half, and two thirds of the share capital or voting rights."	

• Thirteenth resolution

(Modification of the Company's mode of administration by adopting the legal regime of a joint stock company with a Board of Directors (société anonyme à conseil d'administration) ; adoption of the new Articles of Association ; taking due note of the continuation of authorizations given to the Management Board in favor of the Board of Directors)

The shareholders, deliberating according to the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report, decide to modify starting from the date hereof the Company's mode of administration and general management by adopting the legal regime of a joint stock company with a Board of Directors (société anonyme à conseil d'administration) governed by Articles L 225-17 to L 225-56 of the Commercial Code. This decision shall take effect at the end of this shareholders' meeting.

As a result of the adoption of a mode of administration by a Board of Directors, the shareholders:

- take due note that the terms of office of the members of the Supervisory Board and the Management Board shall terminate at the end of this shareholders' meeting ;
- approve the new Articles of Association which will henceforth govern the Company, an example of which is appended to these resolutions it being understood that should the 12th resolution be rejected, the provisions of paragraphs 4, 5 and 6 of Article 15 of the current Articles of Association relating to the obligation to notify the crossing of thresholds will be maintained in Article 9 of the new Articles of Association ;
- take due note that the authorizations granted to the Management Board pursuant to the terms of the following deliberations will apply to the Board of Directors and are reiterated as far as needed in favor of the latter for their remaining term:
  - 12th resolution of the Combined Annual General Meeting of May 12, 2004 (authorization for 5 years to issue bonds for a maximum par value amount of 4 billion euros) ; consequently, within the limits set by this resolution, the Board of Directors is fully vested, with the option to sub delegate to the chief executive officer or to one or several senior executive vice-presidents, to take all steps necessary to realize this issue or these issues of bonds, or of other securities representative of debt on the issuing company.
  - 16th resolution of the Combined Annual General Meeting of May 12, 2004 (authorization for 38 months to grant share subscription or share purchase options).
- decide that the financial statements for the fiscal year beginning January 1, 2006 will be approved and presented in compliance with legal rules and provisions of the Articles of Association applicable to the Board of Directors.

BY THE AUTHORITY OF THE ORDINARY SHAREHOLDERS' MEETING

• Fourteenth resolution

(Appointment of Mr. Benoit Potier as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Benoit Potier as a director for a term of four years, which will expire at the end of the ordinary shareholders' meeting of 2010 called to approve the financial statements for the fiscal year ended December 31, 2009.

• Fifteenth resolution

(Appointment of Mr. Alain Joly as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Alain Joly as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

• Sixteenth resolution

(Appointment of Mr. Edouard de Royere as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Edouard de Royere as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2008 called to approve the financial statements for the fiscal year ended December 31, 2007.

• Seventeenth resolution

(Appointment of Sir Lindsay Owen-Jones as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Sir Lindsay Owen-Jones as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

• Eighteenth resolution

(Appointment of Mr. Thierry Desmarest as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Thierry Desmarest as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

• Nineteenth resolution

(Appointment of Mr. Gérard de La Martinière as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Gérard de La Martinière as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2007 called to approve the financial statements for the fiscal year ended December 31, 2006.

• Twentieth resolution

(Appointment of Mr. Cornelis van Lede as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Cornelis van Lede as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2007 called to approve the financial statements for the fiscal year ended December 31, 2006.

• Twenty-first resolution

(Appointment of Mr. Rolf Krebs as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Rolf Krebs as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2008 called to approve the financial statements for the fiscal year ended December 31, 2007.

• Twenty-second resolution

(Appointment of Mr. Thierry Peugeot as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Thierry Peugeot as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

• Twenty-third resolution

(Setting of directors' fees)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association and in accordance with the newly adopted provisions of the Articles of Association, set the total amount of directors' fees to be allocated to members of the Board of Directors at the sum previously attributed to members of the Supervisory Board, i.e. 550,000 euros per fiscal year.

• Twenty-fourth resolution

(Powers)

All powers are granted to a holder of a copy or extract of the minutes of this shareholders' meeting to perform all official publications and formalities required by law and regulations.

5. Candidates proposed for appointment to the Board of Directors

Proposed candidates for a four-year appointment to the Board of Directors.



Béatrice Majnoni d'Intignano

Born in 1942, Béatrice Majnoni d'Intignano graduated in 1975 from the University with an *aggregation* degree in economics. She has been *Professeur agrégé des Universités* at Paris-XII Créteil since 1980 (currency, international relations, macroeconomics, economics of healthcare).

Béatrice Majnoni d'Intignano has been *Conseiller Economique of Assistance Publique*, Paris Hospitals, from 1980 to 1987, and a temporary consultant with the World Health Organization since 1980.
She has also been a member of the Economic Analysis Council of the French Prime Minister since 1997, a member of the Editorial Committee of the review *Commentaire*, and a member of *Société d'Economie politique*.

Béatrice Majnoni d'Intignano is the author of a large number of books and articles about economics, employment, Europe, the economics of healthcare and women's role in society.

Béatrice Majnoni d'Intignano has been a member of the Supervisory Board of Air Liquide since May, 2002. She is a member of the Audit and Accounts Committee.

She is also a director of AGF.

She owns 634 shares.



Benoît Potier

Born in 1957, Benoît Potier graduated from Ecole Centrale de Paris. He joined Air Liquide in 1981 as a research and development Engineer. After serving as a Project Manager in the Engineering and Construction Division, he was made Vice-President of Energy Development in the Large Industries business line. In 1993, he became Vice-President of Strategy & Organization and, in 1994, was put in charge of the Chemicals, Iron & Steel, Oil and Energy Markets. He was made an Executive Vice-President of Air Liquide in 1995 with additional responsibilities over the Engineering & Construction Division and the Large Industries operations in Europe.

Benoît Potier was appointed Chief Executive Officer in 1997. He was appointed to the Board of Directors in 2000 and became President of the Management Board in November, 2001.

Benoît Potier is Chairman and Chief Executive Officer of Air Liquide International, American Air Liquide Inc. and Air Liquide International Corporation, Chairman of American Air Liquide Holdings, Inc., director of Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc.

He is also a director and Chairman of the Audit Committee of the Danone Group, a member of the Supervisory Board of Michelin, a director of the Ecole Centrale des Arts et Manufactures and a member of the French Council INSEAD.

He owns 5,622 shares.



Paul Skinner

Born in 1944, a British national, Paul Skinner has a law degree from the University of Cambridge and from the Manchester Business School. He started his career in 1966 with the Royal Dutch/Shell group. After having been responsible for managing several subsidiaries in Greece, Nigeria, New Zealand and Norway, Paul Skinner was President of the Shell International Trading and Shipping Company from 1991 to 1995. He was responsible for strategy and international marketing for Shell International Petroleum Co Ltd from 1996 to 1998. In 1998, he was appointed President of Shell Europe Oil Products. In 1999, he was appointed Chief Executive Officer of Royal Dutch/Shell's global Oil Products business and appointed a Group Managing Director of the Royal Dutch/Shell group from 2000 to 2003.

After his retirement from Shell, he was appointed as non-executive Chairman of Rio Tinto plc, the global mining company, in November, 2003.

He is also a director of Standard Chartered plc, Tetra Laval Group and a member of the Board of Directors of INSEAD.

Number of shares on December 31, 2005

82-522

Current members of the Supervisory Board proposed as directors for the remainder of their term as members of the Supervisory Board.



Thierry Desmarest

Term expires in 2009

Born in 1945, Thierry Desmarest graduated from Ecole Polytechnique and Ecole des Mines and spent 4 years with the New Caledonia Department of Mines, before serving as a Technical Advisor at the Ministry of Industry in 1975, and then at the Ministry of Economic Affairs in 1978. He joined Total in 1981 as Managing Director of Total Algeria. He held various executive positions within Total Exploration Production, ultimately becoming its Chief Executive Officer in 1989 and a member of the Group's Executive Committee that same year. He became Chairman and Chief Executive Officer of Total in 1995, of Totalfina in 1999, and then of Elf Aquitaine and TotalFinaElf in 2000.
Thierry Desmarest has been Chairman and Chief Executive Officer of Total since 2003.

Thierry Desmarest has been a director of Air Liquide from 1999 to November, 2001. He has been a member of the Supervisory Board since November, 2001. He is a member of the Selection and Remuneration Committee.

He is also a director of Sanofi-Aventis, a member of the Supervisory Board of Areva, Chairman and Chief Executive Officer of Elf Aquitaine and Chairman of the Total Foundation.

He owns 970 shares.



Alain Joly

Term expires in 2009

Born in 1938, Alain Joly graduated from Ecole Polytechnique and joined Air Liquide's Engineering Division in 1962. From 1967 to 1973, he had various responsibilities at Air Liquide Canada, in Montreal, and then in the Americas Division. From 1973 to 1985, he served successively as Vice-President Corporate Strategy and Management, Regional Manager of the French Gases Division, Company Secretary and Secretary of the Board of Directors. He became director of Air Liquide in 1982, then Chief Executive Officer in 1985 and Chairman and Chief Executive Officer in 1995.

Alain Joly has been Chairman of the Supervisory Board of Air Liquide since November, 2001. He is Chairman of the Selection and Remuneration Committee.

He is also a director of Lafarge and BNP Paribas.

He owns 51,547 shares.



Rolf Krebs

Term expires in 2008

Born in 1940, Rolf Krebs studied medicine and obtained a MD from the University of Mainz. After having lectured there for several years, he joined Bayer AG in 1976 where he held various positions including Head of Pharmaceutical Research and Development, from 1984 to 1986, then Executive Vice-President of Bayer Italia from 1986 to 1989.
He joined Boehringer Ingelheim in 1989 as a member of the Management Board, and, from 2001 until the end of 2003, he was Chairman of the Management Board.
Rolf Krebs served as President of the European Federation of Pharmaceutical Industries from 1996 to 1998, then as President of the International Federation of Pharmaceutical Industries from 2000 to 2001.

Rolf Krebs has been a member of the Supervisory Board of Air Liquide since May, 2004. He is a member of the Audit and Accounts Committee.

Rolf Krebs is also Chairman of the Supervisory Board of Epigenomics AG and a member of the Supervisory Board of Ganymed Pharmaceuticals AG. He is a member of the Advisory Board of Apax Partners, Deutsche Venture Capital, Weissheimer Malz GmbH, Lehman Brothers Ltd, E. Merck OHG and Almirall Podesfarma S.A.

He owns 550 shares.



Gérard de La Martinière

Term expires in 2007

Born in 1943, and a graduate of Ecole Polytechnique and of Ecole Nationale d'Administration, Gérard de La Martinière held several positions with the French Ministry of Finance from 1969 to 1984. He was then General Secretary of the COB (formerly the French securities and exchange regulatory body) from 1984 to 1986, Chairman of the Paris Derivatives Clearing House from 1986 to 1988, and Chief Executive Officer of the Paris Stock Exchange (SBF) from 1988 to 1989.

Gérard de La Martinière joined the Axa Group in 1989 as Chairman and Chief Executive Officer of the Meeschaert-Rouselle brokerage unit. In 1991, he was named Executive Vice-President in charge of the Group's investments and financial services operations. In 1993, he took responsibility for the Group's Holding Companies and Corporate Affairs. He was a member of the Management Board between 1997 and 2003, and Vice-President of Finance, Audit and Strategy between 2000 and 2003.
Gérard de La Martinière has been Chairman of the French Federation of Insurance Companies since May, 2003. He is also Chairman of the European Federation of National Insurance Associations.

Gérard de La Martinière has been a member of the Supervisory Board of Air Liquide since May, 2003. He is Chairman of the Audit and Accounts Committee.

He is also a director of Schneider Electric S.A. and Chairman of the Board of Directors of LCH. Clearnet Group Limited UK.

He owns 825 shares.

82-522

Cornelis van Lede



Term expires in 2007

Born in 1942, Cornelis van Lede has a law degree from the University of Leiden and an MBA from INSEAD. Cornelis van Lede successively worked for Shell from 1967 to 1969 and McKinsey from 1969 to 1976 before joining Koninklijke Nederhorst Bouw B.V. as Chairman and Chief Executive Officer from 1977 to 1982. He was then member of the Management Committee of Hollandse Beton Groep from 1982 to 1984.

From 1984 to 1991, he was Chairman of the Federation of Netherlands Industries then Vice-President of the Union of Industrial and Employer's Confederations of Europe (UNICE) from 1991 to 1994.
In 1991, Cornelis van Lede joined Akzo N.V. as a member of the Management Board. Then, he became Vice-Chairman of the Management Board in 1992 and has been Chairman of the Management Board of Akzo Nobel N.V. from 1994 to 2003. He has been a member of the Supervisory Board of Akzo Nobel N.V. since 2003.

Cornelis van Lede has been a member of the Supervisory Board of Air Liquide since May, 2003.

He is also a member of the Supervisory Board of Royal Philips Electronics N.V., Heineken N.V. and a director of Air France KLM, Reed Elsevier and Sara Lee Corporation. He is Chairman of the Board of Directors of INSEAD.

He owns 550 shares.

Sir Lindsay Owen-Jones



Term expires in 2009

Born in 1946, Sir Lindsay Owen-Jones graduated in Literature from Oxford University and in business from INSEAD. He joined L'Oréal in 1969. Having started out as a Product Manager, he was appointed to Belgium, and then returned to France where he became Marketing Director of the Consumer Division in 1976. In 1978, he was appointed Chief Executive Officer of L'Oréal's Italian subsidiary, before becoming Chairman and Chief Executive Officer of Cosmair Inc. – at that time L'Oréal's exclusive agent in the United States – in 1981. In 1984, he became Vice-Chairman and Chief Executive Officer, Vice-Chairman of the Management Committee and a director of L'Oréal. He has been Chairman and Chief Executive Officer of L'Oréal since 1988.

Sir Lindsay Owen-Jones has been a director of Air Liquide from 1994 to November, 2001. He has been Vice-Chairman of the Supervisory Board since November, 2001. He is a member of the Selection and Remuneration Committee.

He is also Chairman of the Board of Directors and a director of L'Oréal USA Inc. and of L'Oréal UK Ltd. He is a director of Galderma Pharma, Switzerland, Sanofi-Aventis and Ferrari SpA, Italy.

He owns 8,016 shares.

Thierry Peugeot



Term expires in 2009

Born in 1957, Thierry Peugeot graduated from ESSEC and began his career with the Marrel Group in 1982 as Export Manager for the Middle-East and English-speaking Africa for Air Marrel, and then Director of Air Marrel America. He joined Automobiles Peugeot in 1988 as Regional Manager of the south-east Asia zone, then Chief Executive Officer of Peugeot do Brasil in 1991 and Chief Executive Officer of Slica in 1997. In 2000, he became International Key Accounts Director of Automobiles Citroën and then, in 2002, Vice-President Services and Spare Parts before being appointed to the PSA Peugeot Citroën Vice Presidents Committee. Thierry Peugeot has been Chairman of the Supervisory Board of Peugeot S.A. since December, 2002

Thierry Peugeot has been a member of the Supervisory Board of Air Liquide since May, 2005.

He is also Vice-Chairman of Etablissements Peugeot Frères and a director of Société Foncière, Financière et Participations, Française de Participations Financières, Société Anonyme de Participations, Immeubles et Participations de l'Est, Faurecia and Compagnie Industrielle de Delle. In addition, he is Permanent Representative of Compagnie Industrielle de Delle on the Board of Directors of LISI.

He owns 500 shares.

Edouard de Royere



Term expires in 2008

Born in 1932, Edouard de Royere graduated from Ecole Supérieure de Commerce de Paris. After having begun his career as a signing officer at Crédit Lyonnais and then as a Vice-President at Union Immobilière et Financière, Edouard de Royere joined Air Liquide in 1966 and became Company Secretary.

Director of Air Liquide from 1971 to November, 2001, then member of the Supervisory Board since November 2001, Edouard de Royere was appointed Executive Vice-President in 1979, Vice-Chairman and Chief Executive Officer in 1982 and served as Chairman and Chief Executive Officer from 1985 to 1995.

He was named Honorary Chairman of Air Liquide in 1997. He is a member of the Audit and Accounts Committee.

Edouard de Royere is also a member of the Supervisory Board of Michelin and Censor of Fimalac. He is the Honorary Chairman of the Association Nationale des Sociétés par Action (ANSA).

He owns 26,102 shares.

6. Brief Statement about the Group for financial year 2005

2005 key figures

The Group has applied IFRS since 1st January 2005. All financial information in this press release has been established in accordance with IFRS, including 2004 figures which have been restated to allow for comparison.

Since industrial and medical gases are not exported, the impact of currency fluctuations on sales and results is limited to the accounting consolidation in euros of the financial statements of the foreign subsidiaries. Fluctuations in natural gas prices are passed on to customers through indexed pricing clauses.

In millions of euros	2004	2005	2005/2004	2005/2004 excl. currency	2005/2004 (comparable)
Total sales	9,428	10,435	+10.7%	+10.2%	+6.2%
Of which Gas & Services sales	*8,275*	*9,148*	*+10.5%*	*+10.0%*	*+5.5%*
Operating income recurring	1,375	1,518	+10.4%	+9.9%	
Operating income	1,224	1,473	+20.3%	+19.7%	
Net earnings (Group share)	780	933	+19.7%	+18.8%	
Net earnings (Group share) on a comparable basis **			+10.9%		
Funds from operations	1,692	1,805	+6.7%	+6.1%	
Net earnings per share*** (in euros)	7.23	8.66	+19.8%		
Dividend per share (in euros)	3.50	3.85	+10.0%		
Return on Capital Employed (ROCE) after tax	11.9%	11.7%			

* *Excluding currency, natural gas, acquired Messer activities, deconsolidation of US liquid chemicals*

** *In order to compare 2004 results with those of 2005, items that we consider to be exceptional and significant linked with the realization of disposal gains and restructuring provisions are deducted.*

*** *Shares outstanding at 31 December 2005 for EPS calculation : 107,747,742*

Group results

Sales rose in all geographic markets and business lines, to reach **10,435 million euros**, an increase of +10.7% for 2005. Growth was particularly robust in Large Industries (hydrogen), new territories (emerging Asia), and in Healthcare. Excluding currency and natural gas effects, growth was **+8.0%**, including a perimeter impact of **+1.8%** notably from the full year consolidation of the activities acquired from Messer. On a comparable basis, growth is **+6.2%**.

Sales for Gas & Services activities in 2005 were 9,148 million euros, an increase of +10.5% (+5.5% on a comparable basis) over 2004.

Operating income recurring was 1,518 million euros, up +10.4%. **Group margin** (operating income recurring over sales) progressed, rising from 14.6% in 2004 to **14.8%** in 2005 excluding natural gas effect.

This margin improvement is the result of profitable volume growth, supplemented by Messer synergies of around 60 million euros in 2005. Significant cost increases, particularly energy (oil and electricity), were almost entirely offset by pricing, and productivity efforts (circa 92 million euros).

Excluding significant non-recurring items identified in the table below, **other non-recurring operating expenses** are positive, reflecting in particular capital gains on disposals realized as part of the active Group's portfolio management.

Net finance costs and other net financial expenses (212 million euros) rose slightly by 13 million euros (+6.6%), due essentially to a full year cost of financing the acquisition of Messer activities.

Contributions from companies accounted for by the equity method were stable compared with 2004, at 37 million euros.

The **effective tax rate** is 29.4% for 2005. Note: 2004 levels were exceptionally low primarily due to certain one time tax planning measures

Minority interests as a proportion of net earnings amounted to 74 million euros.

In total, **net earnings** (Group share), reached **933 million euros** in 2005, an increase of +19.7%.

Net earnings, once adjusted for items that we consider significant and exceptional, amount to 812 million euros in 2004 and 900 million euros in 2005, an increase of +10.9%.

In millions of euros, after tax	2004	2005	2005/2004
Net earnings (Group share)	780	933	+19.7%
Disposals			
Messer divestments / Sechilienne-Sidec	-32	-81	
Industrial Customers European restructurings			
Germany (Messer acquisition) / Other EU countries	64	48	
Net earnings on a comparable basis (Group share)	812	900	+10.9%

82-522

Net earnings per share amounted to 8.66 euros, an increase of +19.8%, in line with reported net earnings growth.

In 2005, the Group bought back 411,699 shares at an average price of 145.16 euros for a total of 60 million euros.

Financial position and balance sheet

Funds from operations before changes in working capital requirement reached 1,805 million euros, up +6.7%, including the impact of the payment in 2005 of a part of the costs provisioned for in 2004 linked to the restructuring in Germany following the acquisition of the activities from Messer. Excluding this impact, the increase was +8.9%.

The reduction in **working capital requirement** of 5 million euros, despite a significant increase in sales, reflects focused management efforts within operational entities.

Capital expenditure was 1,051 million euros, of which 975 million euros was allocated to industrial investments. Financial investments, particularly the buy-out of minority interests in SOAEO, amounted to 76 million euros.

The **proceeds from disposals** resulting from active portfolio management amounted to 281 million euros.

At 31 December 2005, **net debt** was 3,740 million euros, a decrease of 273 million euros versus 31 December 2004.

Gearing ratio was therefore 60.2% at 31 December 2005, in line with our targets, demonstrating the Group's very solid financial structure.

ROCE after tax was 11.7%, in line with our medium term target.

Analysis by geographic zone (Gas and Services)

In **Asia-Pacific**, operating income recurring amounted to 239 million euros, a rise of nearly +8.0%. The zone benefited from strong growth in emerging geographies and a solid performance in Japan. Industrial Customers and Large Industries registered double digit profit growth.

In **Europe**, operating income recurring of 928 million euros experienced similar growth to Asia, despite more modest levels of activity, thanks to perimeter impact and synergies linked with acquired Messer activities. In Healthcare, strong growth in activities drove a significant improvement in profits, despite a regulated price environment.

The **Americas** zone saw very strong performance in terms of operating income recurring, with record growth of nearly +19%, despite additional costs caused by the hurricanes and by a steep rise in energy costs. This growth was also driven by the perimeter impact and synergies of the Messer acquisition in the US. The momentum of Electronics activities in the US and Industrial Customers in Canada also contributed to this performance, as did sales growth in South America.

Dividends

A **dividend of 3.85 euros per share**, representing an increase of **+10.0%**, will be proposed at the next General Shareholders' Meeting on 10 May. Subject to approval at the General Shareholders' Meeting, the Management Board, in agreement with the Supervisory Board, has decided that **1 bonus share for every 10** shares held will be distributed on 12 June, 2006.

2006 outlook

In 2005, several key elements illustrate the Group's growth strategy:

- successful full integration of acquired Messer activities
- development of Large Industries, particularly hydrogen
- Air Liquide's growing presence in new territories
- Healthcare performance
- development of technology and innovation, enabling Air Liquide to expand today's markets and lay the foundations for those of tomorrow.

On this basis, the Group is well positioned to continue, in 2006, the momentum achieved over the past two years.

Five-year summary

of Company financial results

(Article 133, 135 and 148 of Decree 67-236 of March 23, 1967)

		2001	2002	2003	2004	2005
1 - Capital at end of fiscal year						
a) Authorized capital (Euros)		999,036,313	1,109,002,851	1,099,042,087	1,200,989,053	1,204,923,225
b) Common shares outstanding		90,821,483	100,818,441	99,912,917	109,180,823	109,538,475
c) Number of shares entitled to a dividend premium		23,315,671	24,489,228	24,266,063	25,876,746	27,264,001
d) Preferred (non-voting) shares outstanding		-	-	-	-	-
e) Maximum number of shares to be issued further to						
- convertible bonds		-	-	-	-	-
- new issue rights		-	-	-	-	-
2 - Annual revenue and income (millions of Euros)						
a) Net sales		1,261	1,207	1,318	1,348	1,460
b) Income before taxes, profit-sharing plan and non-cash items (depreciation and provisions)		424	404	437	554	564
c) Income taxes		37	17	84	10	34
d) Employees' profit sharing		2	2	3	2	2
e) Income after taxes, employees' profit sharing and non-cash items (depreciation and provisions)		319	325	328	384	441
f) Extraordinary capital gains or losses		3	-	84	-	156
g) Net income		322	325	412	384	597
h) Distributed income		366	414	336	391	432
3 - Earnings per share (Euros)						
a) Income after tax and employees' profit sharing but before non-cash items (depreciation and provisions)						
- per common share outstanding		4.24	3.82	4.16	4.96	5.06
per share after adjustments	(1)	3.48	3.52	3.83	5.02	5.14
b) Income net of taxes, employees' profit sharing and non-cash items (depreciation and provisions)						
- per common share outstanding		3.54	3.22	3.29	3.52	4.03
- per share after adjustments	(1)	2.91	2.96	3.02	3.56	4.10
c) Dividend paid						
- per common share outstanding		3.20	3.20	3.20	3.50	3.85
- per share after adjustments	(2)	2.57	2.90	2.90	3.50	3.85
d) Dividend premium paid						
- per qualified common share		0.32	0.32	0.32	0.35	0.38
- per share after adjustments	(2)	0.26	0.29	0.29	0.35	0.38
4 - People employed in France						
a) Average number of employees		4,499	4,523	4,980	5,028	5,057
b) Total payroll for the year (millions of Euros)		182	183	208	219	228
c) Payroll taxes and fringe benefits (social security, etc.) and holiday pay provisions (millions of Euros)		139	139	155	170	179

(1) Adjusted to reflect increases resulting from the capitalization of reserves and premiums, from shares issued for cash and treasury shares.

(2) Adjusted to reflect increases resulting from the capitalization of reserves and premiums.

L'AIR LIQUIDE - SOCIÉTÉ ANONYME À DIRECTOIRE ET CONSEIL
DE SURVEILLANCE POUR L'ÉTUDE
ET L'EXPLOITATION DES PROCÉDÉS GEORGES CLAUDE

WITH ISSUED CAPITAL OF 1,199,523,897 EUROS
CORPORATE PARIS HEADQUARTERS:
75, QUAI D'ORSAY - 75321 CEDEX 07
TEL.: + 33 1 40 62 55 55
RCS PARIS 552 096 281

Shareholder Services

Toll-free number (from France): N°Vert 0 800 16 61 79 from other countries: + 33 1 57 05 02 26
E-Mail address: actionnaires@airliquide.com - Fax: + 33 1 40 62 54 65
Write to: Service Actionnaires - 75, quai d'Orsay - 75321 Paris Cedex 07 - France
Visit our website: www.airliquide.com

AIR LIQUIDE

Brief summary of the note titled

"OFFRE PUBLIQUE D'ECHANGE SIMPLIFIEE
à titre principal, assortie, à titre subsidiaire d'une
OFFRE PUBLIQUE D'ACHAT SIMPLIFIEE
plafonnéee à 50 millions d'euros

sur les actions de la société

Société d'Oxygène et d'Acétylène d'Extrême Orient"

This note describes the terms and conditions of a simplified offer of exchange made by the Company for the shares of Société d'Oxygène et d'Acétylène d'Extrême Orient ("SOAEO SA").

This note, together with the "document de référence" filed with the Autorité des Marchés Financiers ("AMF"), which it incorporates by reference, constitutes the prospectus required in public offer situations. **It obtained the visa of the AMF on 11 October 2005**.

The main terms of the offer are:

- 1 Air Liquide share for 1 SOAEO share,
- subsidiarily, in the limit of 50 million euros: 145 euros for one SOAEO share.

The offer was opened from 14 October 2005 to 10 November 2005.

The note further details the offer, notably:
- its aims and the Company's objectives
- the conditions of taxation
- the elements retained for the calculation of the exchange parity
- the opinion of an independent expert

The note also gives a description of SOAEO's corporate features and activities, as well as detailed information on its financial statements.

RECEIVED
2006 AUG 10 P 2:0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Brief summary of the note titled

"OFFRE PUBLIQUE DE RETRAIT SUIVIE D'UN RETRAIT OBLIGATOIRE

portant sur les actions de la société

Société d'Oxygène et d'Acétylène d'Extrême Orient"

This note describes the terms and conditions of an offer of purchase made by the Company for the shares of Société d'Oxygène et d'Acétylène d'Extrême Orient ("SOAEO SA"), subsequently to the simplified offer of exchange made by the Company in October/November 2005.

This note, together with the "document de référence" filed with the Autorité des Marchés Financiers ("AMF") and the note which obtained the AMF visa on October 11, 2005, which it both incorporates by reference, constitutes the prospectus required in public offer situations. **It obtained the visa of the AMF on December 5, 2005.**

The main terms of the offer are:

- 145 euros for one SOAEO share.

The offer was opened from December 8, 2005 to December 21, 2005.

The remaining minority shareholders of SOAEO were advised that at the close of this offer of purchase, the squeeze-out procedure provided by the applicable legal provisions would take place.

The note further details the offer, notably:

- its aims and the Company's objectives
- the conditions of taxation
- the opinion of SOAEO's board of directors
- the elements retained for the calculation of the exchange parity
- the opinion of an independent expert

The note also gives a description of SOAEO's corporate features and activities, as well as detailed information on its financial statements.

Brief summary of the note entitled

"NOTE D'INFORMATION EMISE A L'OCCASION DU PROGRAMME DE RACHAT PAR L'AIR LIQUIDE SA DE SES PROPRES ACTIONS SOUMIS A L'APPROBATION DE L'ASSEMBLEE GENERALE MIXTE DES ACTIONNAIRES DU 11 MAI 2005 SUR DEUXIEME CONVOCATION"

This note describes the terms and conditions of a program for the repurchase of its own stock by L'Air Liquide SA, to be submitted for approval to the combined shareholders meeting to be held on 11 May 2005.

This note obtained the visa of the Autorité des Marchés Financiers on 12 April 2005.

The main terms of the program are:

- a maximum percentage of repurchase of 10% of the shares making up the Company's share capital;
- a maximum purchase price of 220 euros per share;
- an 18-month duration as from the shareholders meeting of 11 May 2005.

The objectives assigned to the program are, by decreasing priority order:

- the cancellation of the shares
- their holding with a view to use them as a means of payment or exchange in the event of external growth transactions, in compliance with applicable regulations
- the granting of stock options to the Company's employees (or employees of its subsidiaries)
- the sale and purchase depending on market conditions and in accordance with applicable regulations (entailing the entering into an adequate liquidity agreement with a financial services provider, in accordance with the rules laid down by the Autorité des Marchés Financiers).

The note further details:

- a recapitulation of the transactions made by the Company on its own stock from 10 March 2004 to 9 March 2005;
- the objectives of the program;
- the legal basis for the repurchase;
- the conditions of the program;
- the incidence of the program on the financial situation of the Company;
- the tax regime of the repurchases;
- the current allocation of the Company's share capital.

Brief summary of the document entitled

"RECTIFICATION DU DOCUMENT DE REFERENCE 2004 DEPOSEE AUPRES DE L'AUTORITE DES MARCHES FINANCIERS LE 11 OCTOBRE 2005"

This document was filed with the Autorité des Marchés Financiers on 11 October 2005 as an update of the Annual Report/Document de Référence and of the update filed with the same on 8 April 2005 and 26 September 2005 respectively. In the event of a public offering, the Document de Référence, completed by a specific offering circular that has to be approved by the AMF, constitutes the required prospectus.

This document rectifies and updates the following points (Chapter 3):

§ 3.1 emission allowances for greenhouse effect gases (Annual Report page 45): the Group is entitled to approx. 1,200,000 tons of gases and does not intend to sell or purchase allowances in a significant amount

§ 3.2 synergies from the Messer acquisition (Annual Report p.84): costs reduction will impact the company's earnings within 3 years (50% of the impact expected in 2005)

§ 3.3 program productivity (Annual Report p.88): the 400 million profits mentioned will impact the Group earnings within 3 years, under deduction of cost reduction gains shared with clients

§ 3.4 Reinsurance company (Annual Report p. 99-100): this company is consolidated in the group's accounts. Its balance sheet amounts to 16.7 millions euros on 31 December 2004.

§ 3.5 the IFRS opening balance sheet as of 1st January 2004 (transition to the IFRS) was audited.

§ 3.6 additional details on goodwills as of 31 December 2004 (Annual Report p. 127)

§ 3.7 members of the supervisory and management boards were not involved in any bankruptcy proceedings within the last 5 years

§ 3.8 stock options (update dated 26 September 2005 p. 47): additional details in respect of the financial impact for the company

§ 3.9 corporate governance: the Company complies with the AFEP/MEDEF report recommendations.

§ 3.10 consolidated balance sheet as of 31 December 2004, Messer activities not included. No profit and loss table for the group less the Messer activities was drawn up as of 30 June 2005.

Brief summary of the document entitled

"ACTUALISATION DU DOCUMENT DE REFERENCE 2004 DEPOSEE AUPRES DE L'AUTORITE DES MARCHES FINANCIERS LE 26 SEPTEMBRE 2005"

This document was filed with the Autorité des Marchés Financiers on 26 September 2005 as an update of the Annual Report/Document de Référence filed with the same on 8 April 2005. In the event of a public offering, the Document de Référence, completed by a specific offering circular that has to be approved by the AMF, constitutes the required prospectus.

This document updates the following points (Chapter 3):

§ 3.1 incorporation by reference of the 2002 and 2003 company financial statements and consolidated financial statements (as published in the Documents de Référence for 2002 and 2003)

§ 3.2 Air Liquide group organigram (most notably: sale of Sechilienne-Sidec on 12 July 2005)

§ 3.3 investments decided by the Company since 1st January 2005 (709 million Euros decided during the first half-year)

§ 3.4 real estate: no modification

§ 3.5 business trends during the first half-year

§ 3.6 composition of the supervisory board (expiry of the term of office of Mr Hogg and Mr Weatherstone, appointment of Mr Peugeot) and of the management board

§ 3.7 employee stock option plans (update with the grant made in the first half-year) / executive officers stock option plans (update with the grant made in the first half-year) / employee share purchase scheme decided in 2005

§ 3.8 litigation: no modification

§ 3.9 financial situation – business situation: no modification

§ 3.10 amount of the share capital as of 30 June 2005

§ 3.11 significant agreements concluded: no modification

§ 3.13 shareholdership: no modification

§ 3.15 excerpt of the Company's articles of association (functioning of the company's boards)

The document furthermore incorporates the Company's consolidated financial statements as of 30 June 2005 (Chapter 4.1), together with their appendixes (4.2) relating to the accounting principles applied, to the impact of IFRS norms, and to detailed comments over the half-year statements; plus the company's statutory auditors' report over the same.

Chapter 5 is a concordance table of this document with the information requirements of European Commission Regulation n° 809/2004.

Appendix 1 is the Company press release of September 6, 2005 relating to the Consolidated Earnings as of 30 June 2005.

4. Resolutions

BY THE AUTHORITY OF THE ORDINARY MEETING OF SHAREHOLDERS

• First resolution

(Approval of the Company's financial statements for financial year 2004)

The Shareholders, having reviewed:

- the report by the Management Board on the operations and management of the Company in 2004,
- the reports by the Supervisory Board and its Chairman,
- the Company's annual financial statements (income statement, balance sheet and notes),
- the Auditors' reports,

hereby approve the Company's financial statements for the fiscal year ended December 31, 2004, such as presented, as well as the transactions reflected in said financial statements or referred to in said reports.

They set the net earnings for the financial year at the sum of 383,892,802 euros.

• Second resolution

(Approval of the Group's consolidated financial statements for financial year 2004)

The Shareholders, having reviewed :

- the report by the Management Board on the operations and management of the Company in 2004,
- the reports by the Supervisory Board and its Chairman,
- the Group's consolidated financial statements,
- the Auditors' reports,

hereby approve the Group's consolidated financial statements for the fiscal year ended December 31, 2004, such as presented.

• Third resolution

(Distribution of a dividend of 3.50 euros. Date of payment: May 17, 2005)

The Shareholders hereby approve the appropriation of profits as recommended by the Management Board and declare a dividend of 3.50 euros on each of the 109,180,823 shares outstanding on December 31, 2004. This dividend is entitled to the 50% tax rebate on dividends as per the stipulations of article 158-3-2° of the French general tax code.

This dividend shall be payable on May 17, 2005:

- for direct registered shares: directly by the Company, following the method of payment indicated to it by their holders,
- for intermediary registered shares as well as for bearer shares held in accounts: by the authorized intermediaries with whom management of these shares has been entrusted.

Shareholders are reminded that distributions effected during the past three fiscal years were as follows:

Fiscal year	Total amounts distributed *euros*	Number of shares outstanding	Net dividend distributed *euros*	Tax already paid to Tax Authority (tax credit) *euros*
2001 (1)	290,628,746	90,821,483	3.20	1.60
(2)	7,461,015	23,315,671	0.32	0.16
2002 (1)	322,619,011	100,818,441	3.20	1.60
(2)	7,836,553	24,489,228	0.32	0.16
2003 (1)	319,721,334	99,912,917	3.20	1.60
(2)	7,765,140	24,266,063	0.32	0.16

(1) regular dividend

(2) dividend premium

Pursuant to section 42, paragraph 7 of the Company's articles of association, a premium of 10% of dividends, or 0.35 euro per share, shall be paid in respect of all shares registered as of December 31, 2002 and having remained so without interruption until May 17, 2005, the date upon which the dividend shall become payable. This dividend is also entitled to the 50% tax rebate on dividends as per the stipulations of article 158-3-2° of the French general tax code.

The total premium dividends, net of tax credit, payable on the 25,876,746 shares registered as of December 31, 2002 and having remained so without interruption until December 31, 2004 amounted to 9,056,861euros.

The total amount of premium dividends corresponding to the 25,876,746 shares which will have been sold between January 1, 2005 and May 17, 2005, the payment date for the dividend, will be deducted from this amount.

The Shareholders furthermore authorize the Management Board to withdraw from the "retained earnings" account the sums required to pay out the above dividend on shares issued further to the exercise of any stock options that may occur prior to the dividend date.

• Fourth resolution

(Purchase by the Company of its own shares)

The Shareholders, having reviewed the Management Board's report, hereby authorize the Management Board to instruct the Company to purchase its own shares, pursuant to the provisions of articles L. 225-209 and articles thereafter of the Commercial Code, and subject to the previous authorization of the Supervisory Board as mentioned in article 22 of the Company's articles of association with a view to:

- cancelling shares,
- granting stock options to its employees and those of its subsidiaries, in accordance with the provisions of Resolution 16 of the Combined Shareholders' Meeting of May 12, 2004,
- the purchase or sale of shares according to market conditions, in accordance with and within the limits specified in the applicable regulations,
- keeping shares for remittance in exchange or in consideration for value relating to operations concerning external growth in accordance with applicable regulations.

The Shareholders further resolve that the highest purchase price shall be euro 220 euros per share and that no more than 10% of the shares outstanding may be purchased under this authorization, or 10,884,004 shares, for a value of up to 2,394,480,880 euros.

Shares may be purchased at any time and in any manner whatsoever, on the stock exchange, over the counter, in private transactions or through the exercise of options, including, if applicable, by third parties acting on behalf of the Company, in accordance with the last paragraph of section L.225-206 of the Commercial Code.

Shares acquired may be disposed of in any manner whatsoever, on the stock exchange, over the counter or through private transactions, in accordance with applicable regulation.

Dividends relating to treasury shares shall be allocated to retained earnings.

Shares acquired may also be cancelled, subject to the Extraordinary Shareholders' Meeting authorizing a reduction in capital.

The above authority is granted for a period ending eighteen months from the date of this Meeting. It replaces and supercedes the authority granted to the Management Board by the Annual Shareholders' Meeting of May 12, 2004 and partially used.

Full authority is hereby granted to the Management Board, which may further delegate said authority, for the purpose of agreements, formalities and registrations with all agencies and, generally, for taking the necessary steps to implement the decisions taken by it pursuant to this resolution.

• Fifth resolution

(Renewal of Mr Alain Joly, mandate as member of the Supervisory Board)

The Shareholders, as recommended by the Supervisory Board, renew Mr Alain Joly's mandate as member of the Supervisory Board.

His office shall end at the Ordinary General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2008.

• Sixth resolution

(Renewal of Mr Lindsay Owen-Jones, mandate as member of the Supervisory Board)

The Shareholders, as recommended by the Supervisory Board, renew Mr Lindsay Owen-Jones's mandate as member of the Supervisory Board.

His office shall end at the Ordinary General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2008.

• Seventh resolution

(Renewal of Mr Thierry Desmarest, mandate as member of the Supervisory Board)

The Shareholders, as recommended by the Supervisory Board, renew Mr Thierry Desmarest's mandate as member of the Supervisory Board.

His office shall end at the Ordinary General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2008.

• Eighth resolution

(Appointment of Mr Thierry Peugeot as member of the Supervisory Board)

The Shareholders, as recommended by the Supervisory Board, appoint Mr Thierry Peugeot as member of the Supervisory Board.

His office shall end at the Ordinary General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2008.

• Ninth resolution

(Approval of the transactions covered by article L. 225-86 of the Commercial Code and of the Auditor's Special Report)

The Shareholders hereby acknowledge the special report presented to them as prescribed by law on the transactions covered by article L.225-86 of the Commercial Code.

They approve the transaction concluded during fiscal year 2004 and the report devoted thereto in application of article L. 225-88 paragraph 3 of the Commercial Code.

BY THE AUTHORITY OF THE EXTRAORDINARY MEETING OF SHAREHOLDERS

• Tenth resolution

(Capital stock reductions through the repurchase and cancellation of shares)

The Shareholders, having reviewed the Management Board's report and the Auditors' special report, hereby authorize the Management Board to cancel, at its discretion, in one or more transactions, Company shares acquired pursuant to the authority granted to it by the fourth resolution of the Combined Shareholders' Meeting of May 11, 2005 as well as by the Combined Shareholders' Meeting of May 15, 2003 and May 12, 2004, subject to a limit of 10% of the Company's shares outstanding in each twenty-four month period, and to reduce stated capital accordingly.

Authority hereby granted is for a period of twenty-four months from the date of this Meeting. It replaces and supercedes the authority granted to the Board of Directors by the Combined Shareholders' Meeting of May 12, 2004.

Full authority is hereby granted to the Management Board, which may further delegate said authority, for the purpose of carrying out the above transactions, completing the required formalities, charging the difference between the book value of shares cancelled and their par value to any reserve and premium accounts, and amending the articles of association accordingly.

• Eleventh resolution

(Power for formalities)

Full powers are granted to the bearer of a copy, or extract, of the minutes of this meeting for the official filing of the document, and for fulfillment of publication formalities as required by law.

AIR LIQUIDE

Combined Shareholders' Meeting

May 11, 2005

at 3:00 p.m., at the Palais des Congrès,
2, place de la Porte Maillot - 75017 Paris

Summary

Ladies, Gentlemen, Shareholders,

It is my pleasure to invite you to attend Air Liquide's ordinary and extraordinary shareholders' meeting, which will be held on Wednesday May 11, 2005, at 3:00 p.m. at the Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris, France.

Shareholders' meetings are a special occasion for information and dialogue. It is also an opportunity for you to play an active role, through your vote, in making major decisions for your Group, no matter how many shares you own.

I sincerely hope you will be able to participate to this meeting, either by attending, or by using the absentee ballot or the proxy form which allows you to be represented by the Chairman, or any other person of your choice.

In this document, you will find instructions on how to participate in this meeting, its agenda and the text of the resolutions to be submitted for your approval.

I would like to thank you for taking time to consider the resolutions proposed.

Yours sincerely,

Benoît Potier
Chairman of the Management Board

The shareholder's meeting was initially intended to be held on Monday May 2, 2005, at 3:00 p.m. at Air Liquide's head office at 75 quai d'Orsay, 75007, Paris. Since it is highly unlikely that there will be a quorum on this date validating this meeting, the meeting has been rescheduled, as required by law, and will be held on Wednesday May 11, 2005, at 3:00 p.m. a[illegible] Congrès, 2, place de la Porte Maillot, 75017, Paris, France.

1. How to take part in the shareholders' meeting

French law and Air Liquide's articles of association stipulate that the following people are entitled to attend this shareholders' meeting or to vote by absentee ballot or by proxy:

- shareholders who hold registered shares,
- shareholders who hold shares in bearer form and who have provided evidence at the latest by 3:00 pm, Paris time the day before the meeting, via the authorized intermediary that manages their share account, that their shares were held in their account.

All shareholders, regardless of how many shares they own, may attend the shareholders' meeting.

A 10 euro attendance fee will be paid to all shareholders who attend.

A request form for additional documentation or information is attached to the present notice.

All documents relating to this meeting can also be found on the Company's web site: www.airliquide.com.

You wish to attend the meeting

form A Admission card request form

Shareholders who wish to attend the meeting must first request an admission card, which must be presented at the door.
To make sure you receive your admission card in time, you should send in the request form as soon as possible, and not wait until a few days before the meeting.

- If you hold registered shares (either directly with Air Liquide or through a third party) you must send in your request directly to Air Liquide, using the admission card request form attached here.
- If you hold shares in bearer form, you must ask the broker, bank or financial institution that manages your share account to provide the information required on the admission card request form attached here by sending this form to Air Liquide.

Air Liquide will then send admission cards directly to shareholders.

You wish to be represented at the meeting

form B Absentee ballot or proxy voting forms

Shareholders who wish to be represented at the shareholders' meeting or to vote by absentee ballot must use the absentee ballot or proxy form attached here.

- If you hold registered shares (either directly with Air Liquide or through a third party), the absentee ballot or proxy form must be returned directly to Air Liquide.
- If you hold shares in bearer form, the form must be sent in by the broker, bank or other financial institution responsible for managing the share account, such that Air Liquide receives the form before 3:00 pm, Paris time, the day before the meeting.

According to the regulations in France, any shareholder who has cast his or her vote remains at liberty to sell all or part of his or her shareholdings. In this case, the financial intermediary with whom the shares are deposited has to inform Air Liquide, before 3:00 pm, Paris time, the day before the meeting.

Global custodians, along with any other intermediary declaring itself at such, are now expressly permitted by law to cast votes on behalf of shareholders not resident in France.

You may be represented by a nominated person: your spouse or another Air Liquide shareholder. It is understood that if no proxy name is indicated on the form, the Chairman of the meeting will, pursuant to the law, cast a vote on the shareholder's behalf in favor of all proposed resolutions put forth or approved by the Management Board and a vote against all other proposed resolutions.

Shareholders, acting as proxies for other shareholders, must send their proxy forms to Air Liquide, before 3:00 pm, Paris time, the day before the meeting, so that this may be indicated on the attendance sheet.

The Shareholders' meeting will be webcast in English for live viewing at www.airliquide.com.

How to fill the absentee ballot or proxy vating form?

You wish to vote by absentee ballot:
tick here and follow the instructions

You wish to be represented at the meeting:
tick here and write the name and address of the person representing you.



ABSENTEE BALLOT OR PROXY VOTING FORM B

IMPORTANT : Before choosing one the three alternatives 1 2 3 please read the instructions on the back of this form.

AIR LIQUIDE

Siège social : 75, quai d'Orsay 75007 PARIS

COMBINED SHAREHOLDERS' MEETING to convene at 3.00 PM **Wednesday, May 11, 2005,** at the Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris.

Choose 1 or 2 or 3

If you choose 1, please date and sign below without filling in 2 or 3

If you choose 2 or 3, you must tick the appropriate box

DO NOT FILL THIS BOX

2 MAIL VOTE

1 I HEREBY DESIGNATE THE CHAIRMAN OF THE MEETING AS MY PROXY and authorize him to vote on my behalf

3 APPOINTMENT OF PROXY

I vote FOR all the resolutions approved by the Board of Management, EXCEPT THOSE INDICATED BY A SHADED BOX like this ▮ FOR WHICH I VOTE AGAINST OR I ABSTAIN, which is equivalent to voting against. Art. L 161-1 [see reverse (2)]

COMBINED SHAREHOLDERS' MEETING

1 2 3 4 5 6 7 8 9 10 11

I hereby appoint [see reverse (3)]:

Mr./Mrs

to act as my proxy at the above-mentioned Shareholders' Meeting

Name (last, first), Address [See reverse (1)]

In case amendments or new resolutions should be submitted to the Meeting:

- I authorize the Chairman of the Meeting to vote on my behalf.
- I abstain from voting (this is equivalent to vote against).
- I designate as my proxy [see reverse (3)] Mr./Mrs

In order to be taken into consideration this form must be received by the COMPANY no later than:

On 1st notice: April 29, 2005, 3:00 pm (Paris time).

On 2nd notice: May 10, 2005, 3:00 pm (Paris time).

directly for registred shares and through custodian for shares in bearer form.

Date and signature

You have voted by mail: *don't forget to mention your choice in case amendments of the resolutions or new resolutions are presented at the meeting.*

You wish to authorize the Chairman of the meeting to vote on your behalf: *date and sign here.*

In any case, *date and sign here.*

Check your name and address.

You wish	You hold: Registered shares	Shares in a bearer form
To attend the meeting	Return form **A** directly to Air Liquide	Return form **A** to the financial institution responsible for managing your share account
To vote by absentee ballot / To be represented at the meeting	Return form **B** directly to Air Liquide	Return form **B** to the financial institution responsible for managing your share account
To obtain documentation and information	Send the request for documentation and information form directly to Air Liquide	Send the request for documentation and information directly to the financial institution responsible for managing your store account

2. Agenda

ORDINARY GENERAL MEETING OF SHAREHOLDERS

- Management Board's report.
- Reports by the Supervisory Board and its Chairman.
- Auditors' reports.
- Approval of the Company's financial statements for financial year 2004.
- Approval of the Group's consolidated financial statements for financial year 2004.
- Appropriation of profit for financial year 2004; declaration of a dividend.
- Purchase by the Company of its own shares.
- Renewal of the office of three members of the Supervisory Board.
- Appointment of a new member to the Supervisory Board.
- Approval of the transactions covered by section L 225-86 of the Commercial Code.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

- Capital stock reductions through the repurchase and cancellation of shares.
- Powers for formalities.

3. Presentation of resolutions

BY THE AUTHORITY OF THE ORDINARY MEETING OF SHAREHOLDERS

The purpose of the **first two resolutions** is to approve Air Liquide's corporate financial statements and consolidated financial statements after the reading of the reports by the Management Board, the Supervisory Board and its Chairman and the Statutory Auditors.

The **third resolution** decides on appropriation of the profit proposed by the Management Board and on the amount of the dividend. The dividend is fixed at 3.50 euros per share, or a pay-out ratio equal to 50.3% of net earnings.

In application of the articles of association, a premium of 10% of dividends, or 0.35 euro per share, shall be paid in respect of all shall shares registered as of December 31, 2002 and having remained so without interruption until May 17, 2005, the date upon which the dividend shall become payable.

Approximately 24% of the share capital receives this premium dividend. In accordance with the stipulations of the French 2004 National Budget (Loi de Finances 2004), the dividend and the premium dividend are no longer eligible for a tax credit. The are entitled to the 50% tax rebate on dividends as per the stipulations of article 158.3.2° of the French general tax code.

Following the bonus issue in June 2004, of one share for every ten shares held, the dividend of 3.50 euros per share for financial year 2004 represents an effective increase of 20,7% over last year.

The **fourth resolution** authorizes the Management Board, subject to prior authorization by the Supervisory Board, to buy back Air Liquide shares in application of the legal and regulatory provisions and of the prospectus signed by the AMF and published by the Company. The maximum price of purchase stipulated is fixed at 220 euros per share. The maximum number of shares that can be acquired is limited to 10% of the share capital.

The objectives of the shares repurchase program are detailed in the draft resolution submitted for voting by the Shareholders and in the prospectus. Furthermore, this program makes it possible to offset over a period of time the diluting impact that the allocation of stock options and capital increases reserved for the Company's employees might have.

This authorization, given for eighteen months, replaces the authorization given at the time of the previous Ordinary General Meeting, used in part. In application of the previous authorizations, 339,743 shares were bought in 2004 at an average price of 130.60 euros. At the end of 2004, Air Liquide held 1,376,249 shares, or 1.3% of the capital.

Treasury shares are entitled neither to dividends nor to voting rights.

The Management Board, in its annual report to the General Meeting, will report on use of the authorization it has been given.

The **fifth, sixth, seventh and eighth resolutions** concern the renewal of Messrs Alain Joly, Lindsay Owen-Jones and Thierry Desmarest and the appointment of Mr Thierry Peugeot as members of the Supervisory Board.

Their presentation is given in detail on page 10 of the present document.

Mr Alain Joly, presently Chairman of the Supervisory Board, will continue to bring to the Supervisory Board his experience and in-depth knowledge of the Group's business lines and activities.

Mr Lindsay Owen-Jones, presently Vice-Chairman of the Supervisory Board, will continue to bring to the Supervisory Board his experience as head of a multinational corporation and his knowledge of markets and the international arena.

Mr Thierry Desmarest will continue to bring to the Supervisory Board his experience as head of an industrial and multinational corporation and his knowledge of important markets relevant to our business lines.

Mr Thierry Peugeot will bring to the Group his experience from a large French industrial organization with broad international reach, oriented towards the general public.

These proposals conform with the Supervisory Board's desire to choose members for their skill, their integrity, their independence of mind and their determination to take account of the interests of all shareholders.

On the basis of the criteria it has adopted to guide it in evaluating the independence of its members, the Supervisory Board considers that Messrs Lindsay Owen-Jones, Thierry Desmarest and Thierry Peugeot are independent, since any business links between Air Liquide and the companies they run do not make up a significant part of the activities of either Air Liquide or those companies, and that Mr Alain Joly, being the former Chairman of the Company, is not independent.

Sir Christopher Hogg and Sir Dennis Weatherstone, members of the Supervisory Board, have decided not to request renewal of their appointments which expire at the present Meeting, given the age limit.

If the appointments of Messrs Alain Joly, Lindsay Owen-Jones, Thierry Desmarest and Thierry Peugeot are approved, the result at the close of the General Meeting will be a Supervisory Board of nine members, seven of whom are independent.

The members of the Supervisory Board are appointed for four years. In application of the Company's articles of association, each member must own at least 500 Air Liquide registered shares.

The **ninth resolution** regards regulated transactions, other than current transactions, concluded in particular between the Company and its executives or a company with which it shares executives in common. These agreements form the subject of a special report by the auditors. The purpose of this resolution is to approve these agreements and the auditors' report devoted to this subject.

During the year 2004, the Company signed the following regulated transactions, all directly or indirectly linked to the acquisition of the business activities of Messer:

- The authorisation granted by the Supervisory Board, in the context of the project financing of acquiring Messer business activities, to establish a back-up credit line for 1.5 billion Euros with BNP Paribas.

In practice, this credit line has not been used and has been cancelled before the end of the financial year. It has given rise to an entitlement to fees paid for arrangement charges and a commission for non-use.

Because Messrs. Alain Joly, Chairman of the Supervisory Board, and Lindsay Owen-Jones, Vice-Chairman of the Supervisory Board, are directors of BNP Paribas, this transaction falls within the scope of the regulated agreements.

- The authorisation in principle granted, to present any delay with agreement achievement, by the Supervisory Board to effect the purchase of Messer business activities in Germany and the United Kingdom through a possible nominee company operation by BNP Paribas and its subsidiaries acting as temporary holder and replacing the Air Liquide group in its rights and obligations under the contract of acquisition.

This authorisation has not been used. It has given rise to an entitlement to a commission paid for the undertaking in principle and for the expenses of the study carried out by BNP Paribas.

Because Messrs. Alain Joly, Chairman of the Supervisory Board, and Lindsay Owen-Jones, Vice-Chairman of the Supervisory Board, are directors of BNP Paribas, this transaction falls within the scope of the regulated agreements.

- Definition of the severance gratuity and the pension plan of Mr Klaus Schmieder, appointed member of the Management Board on May 12, 2004:

By reason of his position as member of the Management Board, Mr Klaus Schmieder benefits from a fixed severance payment in the event that the Supervisory Board or the Assembly of Shareholders were to terminate his position, or were not to renew it, except in the case of serious misdemeanour. This gratuity will equal the lower amount of 18 months of the fixed portion of his remuneration package as corporate director or the number of months of the fixed portion of his remuneration package that still have to run before he reaches his 60th birthday.

Asimiler payment, based upon the fixed portion of his remuneration as on employee of the company, would be applicable in the event of the severance of his employment contract on the initiative of the Company, except in the case of serious misdemeanour or incapacity.

Moreover, Mr Klaus Schmieder benefits from the supplementary pension plan applicable to senior managers and executives whose remuneration exceeds the ceiling established by the social security by 16 times. These agreements have not had any effect on the financial year.

BY THE AUTHORITY OF THE EXTRAORDINARY MEETING OF SHAREHOLDERS

The **tenth resolution** authorizes the Management Board to cancel, by means of reduction of share capital, shares acquired within the scope of the authorizations given by the fourth resolution and by the Extraordinary General Meetings of May 15, 2003 and May 12, 2004, within the limit of 10% of the share capital per period of 24 months.

This authorization, given for 24 months, replaces the authorization given by the Extraordinary General Meeting of May 12, 2004, used in part up to the limit of 350,000 shares in February 2005. It is included in the audit report by the Statutory Auditors stipulated by the law.

Cancellation of the shares makes it possible to reduce the number of the Company's shares in circulation and to improve its net earnings per share.

The **eleventh resolution** makes it possible to carry out the formalities of publication required by law after the Meeting.

82-522

4. Resolutions

BY THE AUTHORITY OF THE ORDINARY MEETING OF SHAREHOLDERS

• First resolution

(Approval of the Company's financial statements for financial year 2004)

The Shareholders, having reviewed:

- the report by the Management Board on the operations and management of the Company in 2004,
- the reports by the Supervisory Board and its Chairman,
- the Company's annual financial statements (income statement, balance sheet and notes),
- the Auditors' reports,

hereby approve the Company's financial statements for the fiscal year ended December 31, 2004, such as presented, as well as the transactions reflected in said financial statements or referred to in said reports.

They set the net earnings for the financial year at the sum of 383,892,802 euros.

• Second resolution

(Approval of the Group's consolidated financial statements for financial year 2004)

The Shareholders, having reviewed :

- the report by the Management Board on the operations and management of the Company in 2004,
- the reports by the Supervisory Board and its Chairman,
- the Group's consolidated financial statements,
- the Auditors' reports,

hereby approve the Group's consolidated financial statements for the fiscal year ended December 31, 2004, such as presented.

• Third resolution

(Distribution of a dividend of 3.50 euros. Date of payment: May 17, 2005)

The Shareholders hereby approve the appropriation of profits as recommended by the Management Board and declare a dividend of 3.50 euros on each of the 109,180,823 shares outstanding on December 31, 2004. This dividend is entitled to the 50% tax rebate on dividends as per the stipulations of article 158-3-2° of the French general tax code.

This dividend shall be payable on May 17, 2005:

- for direct registered shares: directly by the Company, following the method of payment indicated to it by their holders,
- for intermediary registered shares as well as for bearer shares held in accounts: by the authorized intermediaries with whom management of these shares has been entrusted.

Shareholders are reminded that distributions effected during the past three fiscal years were as follows:

Fiscal year	Total amounts distributed euros	Number of shares outstanding	Net dividend distributed euros	Tax already paid to Tax Authority (tax credit) euros
2001 (1)	290,628,746	90,821,483	3.20	1.60
(2)	7,461,015	23,315,671	0.32	0.16
2002 (1)	322,619,011	100,818,441	3.20	1.60
(2)	7,836,553	24,489,228	0.32	0.16
2003 (1)	319,721,334	99,912,917	3.20	1.60
(2)	7,765,140	24,266,063	0.32	0.16

(1) regular dividend

(2) dividend premium

Pursuant to section 42, paragraph 7 of the Company's articles of association, a premium of 10% of dividends, or 0.35 euro per share, shall be paid in respect of all shares registered as of December 31, 2002 and having remained so without interruption until May 17, 2005, the date upon which the dividend shall become payable. This dividend is also entitled to the 50% tax rebate on dividends as per the stipulations of article 158-3-2° of the French general tax code.

The total premium dividends, net of tax credit, payable on the 25,876,746 shares registered as of December 31, 2002 and having remained so without interruption until December 31, 2004 amounted to 9,056,861euros.

The total amount of premium dividends corresponding to the 25,876,746 shares which will have been sold between January 1, 2005 and May 17, 2005, the payment date for the dividend, will be deducted from this amount.

The Shareholders furthermore authorize the Management Board to withdraw from the "retained earnings" account the sums required to pay out the above dividend on shares issued further to the exercise of any stock options that may occur prior to the dividend date.

• Fourth resolution

(Purchase by the Company of its own shares)

The Shareholders, having reviewed the Management Board's report, hereby authorize the Management Board to instruct the Company to purchase its own shares, pursuant to the provisions of articles L. 225-209 and articles thereafter of the Commercial Code, and subject to the previous authorization of the Supervisory Board as mentioned in article 22 of the Company's articles of association with a view to:

- cancelling shares,
- granting stock options to its employees and those of its subsidiaries, in accordance with the provisions of Resolution 16 of the Combined Shareholders' Meeting of May 12, 2004,
- the purchase or sale of shares according to market conditions, in accordance with and within the limits specified in the applicable regulations,
- keeping shares for remittance in exchange or in consideration for value relating to operations concerning external growth in accordance with applicable regulations.

The Shareholders further resolve that the highest purchase price shall be euro 220 euros per share and that no more than 10% of the shares outstanding may be purchased under this authorization, or 10,884,004 shares, for a value of up to 2,394,480,880 euros.

Shares may be purchased at any time and in any manner whatsoever, on the stock exchange, over the counter, in private transactions or through the exercise of options, including, if applicable, by third parties acting on behalf of the Company, in accordance with the last paragraph of section L.225-206 of the Commercial Code.

Shares acquired may be disposed of in any manner whatsoever, on the stock exchange, over the counter or through private transactions, in accordance with applicable regulation.

Dividends relating to treasury shares shall be allocated to retained earnings.

Shares acquired may also be cancelled, subject to the Extraordinary Shareholders' Meeting authorizing a reduction in capital.

The above authority is granted for a period ending eighteen months from the date of this Meeting. It replaces and supercedes the authority granted to the Management Board by the Annual Shareholders' Meeting of May 12, 2004 and partially used.

Full authority is hereby granted to the Management Board, which may further delegate said authority, for the purpose of agreements, formalities and registrations with all agencies and, generally, for taking the necessary steps to implement the decisions taken by it pursuant to this resolution.

• Fifth resolution

(Renewal of Mr Alain Joly, mandate as member of the Supervisory Board)

The Shareholders, as recommended by the Supervisory Board, renew Mr Alain Joly's mandate as member of the Supervisory Board.

His office shall end at the Ordinary General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2008.

• Sixth resolution

(Renewal of Mr Lindsay Owen-Jones, mandate as member of the Supervisory Board)

The Shareholders, as recommended by the Supervisory Board, renew Mr Lindsay Owen-Jones's mandate as member of the Supervisory Board.

His office shall end at the Ordinary General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2008.

• Seventh resolution

(Renewal of Mr Thierry Desmarest, mandate as member of the Supervisory Board)

The Shareholders, as recommended by the Supervisory Board, renew Mr Thierry Desmarest's mandate as member of the Supervisory Board.

His office shall end at the Ordinary General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2008.

• Eighth resolution

(Appointment of Mr Thierry Peugeot as member of the Supervisory Board)

The Shareholders, as recommended by the Supervisory Board, appoint Mr Thierry Peugeot as member of the Supervisory Board.

His office shall end at the Ordinary General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2008.

• Ninth resolution

(Approval of the transactions covered by article L. 225-86 of the Commercial Code and of the Auditor's Special Report)

The Shareholders hereby acknowledge the special report presented to them as prescribed by law on the transactions covered by article L.225-86 of the Commercial Code.

They approve the transaction concluded during fiscal year 2004 and the report devoted thereto in application of article L. 225-88 paragraph 3 of the Commercial Code.

BY THE AUTHORITY OF THE EXTRAORDINARY MEETING OF SHAREHOLDERS

• Tenth resolution

(Capital stock reductions through the repurchase and cancellation of shares)

The Shareholders, having reviewed the Management Board's report and the Auditors' special report, hereby authorize the Management Board to cancel, at its discretion, in one or more transactions, Company shares acquired pursuant to the authority granted to it by the fourth resolution of the Combined Shareholders' Meeting of May 11, 2005 as well as by the Combined Shareholders' Meeting of May 15, 2003 and May 12, 2004, subject to a limit of 10% of the Company's shares outstanding in each twenty-four month period, and to reduce stated capital accordingly.

Authority hereby granted is for a period of twenty-four months from the date of this Meeting. It replaces and supercedes the authority granted to the Board of Directors by the Combined Shareholders' Meeting of May 12, 2004.

Full authority is hereby granted to the Management Board, which may further delegate said authority, for the purpose of carrying out the above transactions, completing the required formalities, charging the difference between the book value of shares cancelled and their par value to any reserve and premium accounts, and amending the articles of association accordingly.

• Eleventh resolution

(Power for formalities)

Full powers are granted to the bearer of a copy, or extract, of the minutes of this meeting for the official filing of the document, and for fulfillment of publication formalities as required by law.

5. Candidates proposed for appointment to the Supervisory Board



Alain Joly

Born in 1938 and graduated from Ecole Polytechnique, Alain Joly joined Air Liquide in 1962 where he began his career in the Engineering Division.

From 1967 to 1973, he had various responsibilities at Air Liquide Canada and in the Americas Division. From 1973 to 1985, he served successively as Vice-President Corporate Strategy and Management, Regional Manager of the French Gases Division, Company Secretary and Secretary of the Board of Directors. He became director of Air Liquide in 1982 then Chief Executive in 1985 and Chairman and Chief Executive Officer in 1995.

Since November 2001, Alain Joly is Chairman of the Supervisory Board of Air Liquide.

Alain Joly is director of SOAEO.

He is also a director of Lafarge and BNP Paribas.

He owns 51,122 shares.



Lindsay Owen-Jones

Born in 1946, Lindsay Owen-Jones holds an M.B.A. from Oxford University and is a graduate of INSEAD and joined L'Oréal in 1969. Having started out as a Product Manager, he was appointed to Belgium, returning to France in 1974 where he became Marketing Director of the Consumer Division in 1976.

In 1978, he was appointed Chief Executive Officer of L'Oréal's Italian subsidiary, before becoming Chairman and Chief Executive Officer of Cosmair Inc. - at that time L'Oréal's exclusive agent in the United States - in 1981. In 1984 he returned to Paris as Deputy Chairman and Chief Executive Officer, Vice-Chairman of the Management Committee and L'Oréal Board Member.

Lindsay Owen-Jones was appointed Chairman and Chief Executive Officer of L'Oréal in 1988.

Lindsay Owen-Jones has been director of Air Liquide from 1994 to November 2001. He has been Vice-Chairman of the Supervisory Board since November 2001.

He is director of L'Oréal USA Inc, L'Oréal UK Ltd., BNP Paribas, Sanofi-Aventis and Galderma Pharma S.A., Switzerland.

He owns 1,016 shares.



Thierry Desmarest

Born in 1945 and graduated from Ecole Polytechnique and of Ecole des Mines, Thierry Desmarest worked for the New Caledonia department of Mines from 1971 to 1975, before serving as a technical advisor at the Ministry of Industry in 1975 then at the Ministry of Economic Affairs in 1978.

He joined Total in 1981 as Managing Director of Total Algeria. He held various positions within Total Exploration Production, ultimately becoming its President in July 1989 and a member of the Group's Executive Committee that same year. He became Chairman and Chief Executive Officer of Total in 1995, of Totalfina in 1999 then Elf Aquitaine and TotalFinaElf in 2000.

Since 2003, Thierry Desmarest is Total Chairman and Chief Executive Officer.

Thierry Desmarest has been director of Air Liquide from 1999 to November 2001. He has been member of the Supervisory Board since November 2001.

He is director of Sanofi-Aventis, member of the Supervisory Board of Areva, Chairman and Chief Executive Officer of Elf Aquitaine, and Chairman of Total Foundation.

He owns 970 shares



Thierry Peugeot

Born in 1957 and graduated from ESSEC, Thierry Peugeot began his career with the Marrel Group in 1982 as Manager for Middle-East and English speaking Africa exports for Air Marrel then Director of Air Marrel America.

He joined Automobiles Peugeot in 1988 as head of of the south-east Asia zone, then Chief Executive of Peugeot do Brasil in 1991 and Chief Executive of Slica in 1997. He then joined Automobiles Citroën in 2000 to be in charge of Large International Accounts, then, in 2002, Director for Services and Parts before being appointed to the Committee of Directors of PSA Peugeot Citroën.

Since December 2002, Thierry Peugeot has been Chairman of the Supervisory Board of Peugeot S.A..

Thierry Peugeot is also Vice-Chairman of Etablissements Peugeot Frères.
He is director of Société Foncière, Financière et Participations, of La Française de Participations Financières, of Société Anonyme de Participations, of Immeubles et Participations de l'Est, of Faurecia and Compagnie Industrielle de Delle. He is also Permanent Representative of Compagnie Industrielle de Delle on the Board of Directors of Lisi.

82-52

6. Supervisory Board Members



Edouard de Royere

Honorary Chairman
Born in 1932
Owns 27,782 shares
Member of the Supervisory Board since November 2001
Term of office expires in 2008

Director of L'Air Liquide S.A. from 1971 to November 2001
Chairman and Chief Executive Officer of L'Air Liquide S.A. from 1985 to 1995
Director of Siparex Associés and Sodexho Alliance
Member of the Supervisory Board of Michelin
Censor of Fimalac
Honorary Chairman of the Association Nationale des Sociétés par Action (ANSA)



Sir Christopher Hogg

Born in 1936
Owns 685 shares
Member of the Supervisory Board since November 2001
Term of office expires in 2005
Director of L'Air Liquide S.A. from 2000 to November 2001

Former Chairman of the Board of Directors of Reuters Group and GlaxoSmithKline



Rolf Krebs

Born in 1940
Owns 550 shares
Member of the Supervisory Board since 2004
Term of office expires in 2008

Chairman of the Supervisory Board of Epigenomics AG
Member of the Supervisory Board of Ganymed Pharmaceuticals AG, mg technologies AG and Vita 34 AG
Member of the Advisory Boards of Apax Partners, Deutsche Venture Capital, Peters Associates and Weissheimer Malz Gmbh



Gérard de La Martinière

Born in 1943
Owns 825 shares
Member of the Supervisory Board since 2003
Term of office expires in 2007

Chairman of the French Federation of Insurance Companies
Chairman of the European Insurance Committee
Director of Schneider Electric S.A.
Chairman of LCH. Clearnet Group Limited UK



Cornelis van Lede

Born in 1942
Owns 550 shares
Member of the Supervisory Board since 2003
Term of office expires in 2007

Member of the Supervisory Board of Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V.
Director of Air France-KLM, Reed Elsevier and Sara Lee Corporation
Chairman of the Board of Directors of INSEAD



Béatrice Majnoni d'Intignano

Born in 1942
Owns 634 shares
Member of the Supervisory Board since 2002
Term of office expires in 2006

Professor of Economics, Université Paris-XII Créteil
Member of the Council for economic analysis
Director of AGF



Sir Dennis Weatherstone

Born in 1930
Owns 959 shares
Member of the Supervisory Board since November 2001
Term of office expires in 2005
Director of L'Air Liquide S.A. from 1994 to November 2001

Trustee of the International Accounting Standard Committee Foundation
Director of the New York Stock Exchange
Former Chairman and Chief Executive Officer of JP Morgan and Co

7. Management Board



Benoît Potier

Born in 1957

Owns 5,397 shares

Chairman of the Management Board

In the Group for 24 years, Benoît Potier has been Chairman of the Management Board since November 2001.

Director of SOAEO

Chairman and Chief Executive Officer of Air Liquide International, American Air Liquide Inc. and Air Liquide International Corporation

Chairman of American Holdings, Inc.

Director of AL America Holdings LLC, Air Liquide Italia Srl, AL Air Liquide España, Air Liquide Asia Pte Ltd, Air Liquide Canada Inc.

Director of Groupe Danone

Member of the Supervisory Board of Michelin

Member of the Board of Director of Ecole Centrale des Arts & Manufactures



Jean-Claude Buono

Born in 1943

Owns 8,094 shares

Member of the Management Board, Executive Vice-President

Jean-Claude Buono has joined the Group in 1989. Within to the Management Board he oversees financial and legal areas, as well as operations in Asia and Europe.

He has been member of the Management Board since November 2001.

Chairman of the Board of SOAEO

Chairman and Chief Executive Officer of Air Liquide Welding and Air Liquide Asia Pte Ltd

Vice-Chairman of Carba Holding

Director and Chief Executive of Air Liquide International

Director of Air Liquide Santé International, Aqualung International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far eastern Ltd., Air Liquide Tunisie, Air Liquide Italia S.r.l., AL Air Liquide España.

Director of Velecta Paramount and SNPE



Klaus Schmieder

Born in 1948

Member of the Management Board, Executive Vice-President

Klaus Schmieder has been member of the Management Board since May 2004. Former Chairman of the Management Board of Messer, he is the Chairman of the European Operations Committee and is responsible for overseeing and coordinating Gas and Services operations in Europe, excluding Large Industries and Healthcare.

Member of the Supervisory Board of Altana AG

8. Brief Statement about the Group for financial year 2004

Consolidated earnings

In millions of Euros	2003	2004	2004/2003	2004/2003 (excl. forex)
Total sales	8,394	9,376	+11.7%	+7.1%*
of which Gas and Services sales	*7,389*	*8,275*	*+12.0%*	*+6.6%**
Operating profit before depreciation and amortization (EBITDA)	2,005	2,191	+9.3%	+12.0%
Operating profit (EBIT)	1,196	1,277	+6.8%	+9.2%
Net profit	726	778	+7.1%	+9.6%
Funds from operations	1,542	1,695	+9.9%	+12.6%
Net earnings per share (in euros)***	6.68**	7.20	+7.8%	+10.3%
Dividend per share (in euros)	2.90**	3.50	+20.7%	
Return on capital employed after taxes (ROCE)	11.6%	11.3%		

* *excluding foreign exchange, natural gas, acquisition of Messer and impact of consolidation of Asian activities*
** *adjusted for impact of bonus share issue in June 2004*
*** *number of shares outstanding at 31 December 2004, for net EPS calculation: 107,937,967*

In addition to the comparison of published figures, financial information is given excluding foreign exchange and the impact of fluctuations in natural gas prices and, where appropriate, excluding Messer. Since industrial and medical gases are not exported, the impact of currency fluctuations on sales and results is limited to the accounting consolidation in euros of the financial statements of our foreign subsidiaries. Fluctuations in natural gas prices are passed on to our customers through indexed pricing clauses.

Group results

Consolidated sales for 2004 reached 9,376 million euros, an increase of +11.7%. Excluding foreign exchange, natural gas and the consolidation impact of Messer and JVs in Singapore and Hong Kong, the increase was +7.1%.

The year 2004 marked a return to steadier growth in the Group key businesses, particularly with rapid development of hydrogen and emerging Asia, and renewed momentum in the US markets and Healthcare in Europe. This growth was reinforced by the successful acquisition and integration of Messer activities.

The Messer acquisition marks a turning point for the Group, giving it new momentum and strengthened presence in key markets. Integration of teams is now complete and the transaction was finalized in less than a year, in very favorable financing conditions. Net investment amounts to 2 billion euros for retained full year sales in the order of 780 million euros. In 2004, acquired Messer activities grew in line with the Group.

Operating profit before depreciation and amortization was 2,191 million euros, an increase of +9.3% and of +12.0% excluding foreign exchange.

This result was delivered with margins maintained. Productivity initiatives undertaken with the launch of the OPAL program and pricing action enabled the Group to fully offset increased costs stemming principally from energy and the implementation of new IT systems.

After depreciation and the amortization of the goodwill attributable to the Messer acquisition, **operating profit** amounted to 1,277 million euros, an increase of +9.2% (excluding foreign exchange).

Margins (ratio of operating income to sales) were therefore maintained at 14.1% (excluding natural gas and Messer) compared with 14.2% in 2003.

Following the Messer acquisition, financed entirely by debt, **financial expenses** stood at 143 million euros versus 106 million euros in 2003. Excluding this acquisition, financial expenses fell significantly (-17%) reflecting lower cost of debt.

The contribution from **associated companies** was 37 million euros, a decrease of 13 million euros, following the consolidation of subsidiaries in Singapore and Hong Kong in 2004.

Other expenses amounted to -68 million euros, compared with -50 million euros in 2003. In particular, these include provisions for restructuring.

Proceeds from **divested Messer activities** contributed 32 million euros, including net capital gains from disposals.

The **effective tax rate** decreased to 27.5% from 29.6% in 2003, partly due to ongoing tax optimization efforts, particularly in Europe.

Minority interests increased by +14% owing to very good results from Japan Air Gases, which saw the benefits of synergy plans initiated in 2003 achieved a year ahead of schedule.

Overall, **Group consolidated net profit** was 778 million euros, an increase of 7.1% (+9.6% excluding

foreign exchange). As announced, the contribution of Messer activities consolidated since May had a neutral impact on results for the year.

Net earnings per share rose by +7.8% (+10.3% excluding foreign exchange).

In 2004, the Group bought back 339,743 shares (adjusted of 2,500 shares distributed in June 2004) at an average price of 130.6 euros, amounting to a total of 44.4 million euros.

Financial position

Funds from operations were 1,695 million euros, an increase of 12.6% excluding foreign exchange. This is in line with operating growth before depreciation and amortization. In total, funds from operations represent 18% of sales.

Capital expenditure amounted to 998 million euros over the year (excluding the Messer acquisition) - up compared with last year owing to investment decisions for growth made during the past two years. At 31 December 2004, the ratio of capex to sales was 10.6%.

In 2004, the **investment decisions** totaled 1,200 million euros, reflecting numerous commercial successes across all geographic zones and in markets with strong potential.

After increased working capital, share buybacks and a conversion impact, **net debt** was 3,790 million euros, representing a decrease of almost 1 billion euros since June 2004, ahead of our expectations.

Gearing was therefore 66% at 31 December 2004, a better level than anticipated. Following the Messer acquisition, the Group's financial structure continues to be very strong.

At 31 December 2004, **return on capital employed** after tax was 11.3% versus 11.6% in 2003. Excluding the Messer acquisition, return on capital employed was 12.2%.

Dividends

At the **General Shareholders' Meeting** on May 11, 2005, the Management Board, with the approval of the Supervisory Board, will propose a dividend of 3.50 euros per share for financial year 2004 representing an effective increase of more than 20% over last year, following the bonus issue in June 2004, of one share for every ten shares held.

Outlook

Following 2004, which marked an important stage in Air Liquide's development, the Group's financial strength continues and 2005 has begun in a positive trend, due to:

- focus on **profitable growth in emerging economies**.
- **development** of the **key growth drivers:** hydrogen, Asia, Electronics, homecare and hygiene in Europe.
- integration of Messer activities within a **new European framework.**
- achievement of **50% of anticipated Messer synergies** in 2005.
- the ramp-up of benefits from **OPAL**, a program targeting improved productivity and more effective sharing of best practices.

Five-year summary

of Company financial results

(Article 133, 135 and 148 of decret 67-236 of March 23, 1967)

		2000	2001	2002	2003	2004
1 - Capital at end of fiscal year						
a) Authorized capital (Euros)		1,005,726,084	999,036,313	1,109,002,851	1,099,042,087	1,200,989,053
b) Common shares outstanding		91,429,644	90,821,483	100,818,441	99,912,917	109,180,823
c) Number of shares entitled to a dividend premium		24,944,295	23,315,671	24,489,228	24,266,063	25,876,746
d) Preferred (non-voting) shares outstanding		-	-	-	-	-
e) Maximum number of shares to be issued further to						
- convertible bonds		-	-	-	-	-
- new issue rights		-	-	-	-	-
2 - Annual revenue and income (millions of Euros)						
a) Net sales		1,177	1,261	1,207	1,318	1,348
b) Income before taxes, profit-sharing plan and non-cash items (depreciation and provisions)		455	424	404	437	551
c) Income taxes		111	37	17	84	10
d) Employees' profit sharing		2	2	2	3	2
e) Income after taxes, employees' profit sharing and non-cash items (depreciation and provisions)		341	319	325	328	384
f) Capital gains or losses from acquisitions		160	3	-	84	-
g) Net income		501	322	325	412	384
h) Distributed income		318	366	414	336	391
3 - Earnings per share (Euros)						
a) Income after tax and employees' profit sharing but before non-cash items (depreciation and provisions)						
- per common share outstanding		4.39	4.24	3.82	4.16	4.93
- per share after adjustments	(1)	3.58	3.48	3.52	3.83	4.99
b) Income net of taxes, employees' profit sharing and non-cash items (depreciation and provisions)						
- per common share outstanding		3.73	3.54	3.22	3.29	3.52
- per share after adjustments	(1)	3.04	2.91	2.96	3.02	3.56
c) Dividend paid						
- per common share outstanding		3.00	3.20	3.20	3.20	3.50
- per share after adjustments	(2)	2.41	2.57	2.90	2.81	3.50
d) Dividend premium paid						
- per qualified common share		0.30	0.32	0.32	0.32	0.35
- per share after adjustments	(2)	0.24	0.26	0.29	0.28	0.35
4 - People employed in France						
a) Average number of employees		4,315	4,499	4,523	4,980	5,028
b) Total payroll for the year (millions of Euros)		173	182	183	208	219
c) Payroll taxes and fringe benefits (social security, etc.) and holiday pay provisions (millions of Euros)		129	139	139	155	170

(1) Adjusted to reflect increases resulting from the capitalization of reserves and premiums, shares issued for cash and treasury shares.

(2) Adjusted to reflect increases resulting from the capitalization of reserves and premiums.

82-522

L'AIR LIQUIDE - SOCIÉTÉ ANONYME RUN BY A
MANAGEMENT AND SUPERVISORY BOARD.
THE COMPANY WAS ESTABLISHED FOR THE STUDY AND
APPLICATION OF PROCESSES DEVELOPPED BY
GEORGES CLAUDE

WITH ISSUED CAPITAL OF 1,197,240,451 EUROS
CORPORATE PARIS HEADQUARTERS:
75, QUAI D'ORSAY - 75321 CEDEX 07
TEL.: + 33 1 40 62 55 55
RCS PARIS 552 096 281

Shareholder services

Toll-free number (from France): N°Vert 0 800 16 61 79 from other countries: + 33 1 57 05 02 26
E-mail adress: actionnaires@airliquide.com - Fax: + 33 1 40 62 54 65
Write to: Service Actionnaires - 75, quai d'Orsay - 75321 Paris Cedex 07 - France
Visit our website: www.airliquide.com

AIR LIQUIDE

Translated from the French *For information purposes only*

L'AIR LIQUIDE

Société Anonyme à Directoire et Conseil de Surveillance
pour l'Etude et l'Exploitation des Procédés Georges Claude
Capital: €1.197.240.451
Head Office: 75, quai d'Orsay - 75007 PARIS

RCS PARIS 552 096 281

EXTRACT OF MINUTES OF THE MEETING OF THE MANAGEMENT BOARD ON 22 JULY 2005

The meeting was held at the Trianon Palace, Versailles, at 10.30 am.

The members of the Management Board had been convened.

The following persons were present:

Mr.	Benoît POTIER	Chairman of the Management Board
Mr.	Jean-Claude BUONO	Member of the Management Board
Mr.	Klaus SCHMIEDER	Member of the Management Board
Mr.	Laurent BLAMOUTIER	Secretary of the Management Board
Mr.	John GLEN	Group Finance Director

The Chairman noted that the number of members of the Board present was sufficient to enable the board to deliberate validly.

Mr. Benoît Potier, Chairman of the Management Board, discussed the different points on the agenda.

****

Employees share purchase program

1. Decision on the terms and conditions of the share purchase program offered to the employees of the Air Liquide group

The Management Board was informed that the L'Air Liquide's mixed shareholders' general meeting on 12 May 2004, in its 17th resolution, authorised the Management Board, subject to prior authorisation by the Supervisory Board, to offer the employees of the company and of certain linked companies which belong to a corporate savings plan (PEE), a share subscription of the amount of 1 million shares maximum at a price at least equal to 80% of the average of the prices quoted on the 20 stock exchange sessions preceding the date of the Management Board's decision, fixing the date of opening of the subscription period; the price may not be higher than this average.

Furthermore, on 11 May 2005 the Supervisory Board authorised the Management Board to carry out this operation, which would be fully completed during the 2005 financial year.

Within this framework, it was proposed that this operation should be carried out according to the following terms and conditions:

1.1 Scope of the operation

This operation would be offered to the employees of L'Air Liquide S.A. and those of its French and foreign subsidiaries which were at least 50% directly or indirectly controlled, subject to the local specificities set out below. In this context, the work force concerned could number 37,000 people, provided that their length of service in the group was 3 months at the closing date of the subscription period.

Inclusion or exclusion of subsidiaries

It was also proposed that the operation should be extended to the employees of certain subsidiaries which were not at least 50% directly or indirectly controlled by L'Air Liquide, that is: SOXAL, SOMATI and that the employees of Prologia should be excluded from the operation.

1.2. Setting up a France Group Savings Plan ("France PEG") and a Group Foreign Savings Plan ("Foreign PEG ").

- *The France PEG*

In France, pursuant to the applicable legal and regulatory provisions (articles L. 443-1 et seq, L. 444-3 and R. 443-1 et seq of the Labour Code), a France PEG was set up at L'Air Liquide S.A. which the subsidiaries and employees included in the operation should join, at the latest by the closing date of the subscription. It was pointed out that the France PEG had been the subject of negotiations conducted with L'Air Liquide S.A.'s labour unions which led to the conclusion of an agreement on 18 July 2005.

- *The Foreign PEG*

For the subsidiaries and employees included in the operation abroad, L'Air Liquide S.A. is setting up a Foreign PEG which the subsidiaries should join, at the latest by the closing date of the subscription. It was pointed out that this Foreign PEG provided for subscription to be made directly or through the intermediary of a company mutual fund ("FCPE"), at the subsidiary's choice.

The regulations of the France PEG and the Foreign PEG are attached to these minutes.

1.3. Terms and conditions of subscription

Subject to the local particularities referred to in point 1.4 below, the terms and conditions of subscription are as follows:

- Price: the share price for this employees share purchase program will be equal to 80% of the average of the first prices quoted at the last twenty sessions prior to today's date, i.e. the date of the decision fixing the subscription date, and will be determined as indicated below;

- Financial contribution: for French employees, the law authorises a financial contribution (subject to social taxations: "CSG" and "CRDS"). It was proposed that this mechanism be used for each share subscribed.
  Up to a maximum of 10 shares, L'Air Liquide and the French subsidiaries which so-wish, will complement the payment made by their employees by paying in a financial contribution in the amount of 30 euros per share before deduction of CSG and CRDS. The financial contribution paid for each employee will thus be limited to 300 euros before deduction of CSG and CRDS;

- Maximum subscription: the maximum subscription will be 500,000 shares in total, with 11 euros nominal value each, i.e. a capital increase of a maximum nominal amount of 5,500,000 euros, limited to 50 shares per employee; consequently, there could be a reduction in the largest applications in the event of the proposed quota being exceeded;

- Date from which interest begins to run and registration in the account–blocked period: All rights attaching to the subscribed shares will be deemed to have been accruing as from 1 January 2005. The shares will be registered in a nominal account in accordance with the law, and blocked for 5 years, except in certain cases provided for by applicable laws and regulations;

- Terms of payment: the amount corresponding to the employee's subscription (after deduction of the financial contribution, if applicable) will be payable either in cash or within a maximum of 12 months as of 1 January 2006 in the form of deductions from the monthly salary. These payment terms can be extended to 24 months to take account of local circumstances.

1.4. Local specificities

- *Local adjustments:*

The Management Board was then informed of the need to adapt certain provisions of the Foreign PEG to take account of local specificities and regulations. Consequently, documents modifying the regulations of the Foreign PEG on certain points (the amendments) had been prepared, in order in particular:

- to add an event of early unblocking for Morocco;
- to modify the calculation of the employee's length of service for Italy;
- to take account of tax legislation for the United States.

Draft amendments per country, modifying the regulations of the Foreign PEG, are attached to these minutes. Other amendments could be inserted before the opening of the subscription period.

- *Local terms and conditions of subscription – subscription price for the United States:*

The Management Board was also informed that local specificities and regulations could lead to the subscription terms being modified in certain countries.

In this context, it was pointed out that the share price for employees of the United States subsidiaries for this operation would be equal to:

85% of the price of the L'Air Liquide share at the opening date of the subscription period, provided that price was included in the bracket authorised by the General Meeting.

- *Prior formalities with local authorities*

The Management Board was informed that membership in the Foreign PEG and participation in the operation might, in some countries, require compliance with prior formalities with the local stock exchange, financial, banking or tax authorities, such as a request for authorisation or the filing of a prior notification.

The Management Board was reminded that in each of the countries concerned, a subsidiary had been commissioned to carry out all the prior formalities, obtain all the required authorisations and coordinate membership in the Foreign PEG and the implementation of the operation in that country. According to the information obtained to date, prior authorisations are necessary in the following countries in particular: South Africa, countries of French-speaking West Africa, countries of Central Africa, Austria, Brazil, Madagascar, Morocco, Switzerland, Tunisia, Vietnam.

Consequently, in those countries where authorisations are required, only subsidiaries coming under the above guidelines which have duly carried out and finalised all the formalities and obtained all the required authorisations would be eligible and accepted for participation in the operation.

After deliberation, and having taken note of the regulations of the France PEG and the Foreign PEG, the Management Board unanimously decided to approve:

- the scope of the operation, taking account of local specificities;
- the terms and conditions of subscription, taking account of local specificities.

2. Decision on the subscription period and fixing the subscription price

2.1. Subscription period

After a discussion, the Management Board decided to fix the subscription period as follows:

Opening date: 3 October 2005
Closing date: 28 October 2005

2.2. Subscription price

The Management Board noted that the average price of the L'Air Liquide share at the opening of the 20 stock exchange sessions which preceded 22 July 2005 was **141,245 euros** and that consequently, the subscription price, equal to 80% of this average price rounded up to the next euro, came to **113 euros**.

Notwithstanding the above and in accordance with the local specificities which had been approved, the subscription price in the United States would be established at the opening date of the subscription period as follows:

- It will be equal to 85% of the opening price of the L'Air Liquide share on 3 October 2005, rounded up to the nearest euro, provided that that price was neither lower than 113 euros nor higher than 142 euros.
- If this price came to an amount lower than 113 euros, the accepted price will be 113 euros, and
- If it came to an amount higher than 142 euros, it will be fixed at 142 euros.

3. Delegation of powers

The Management Board assigned full powers, to be used as and when necessary, to its chairman, Mr Benoît Potier, with the right to sub-delegate, for the purpose of:

- signing all notifications, deeds and documents including any additional clause to the France PEG and the Foreign PEG;
- establishing the subscription price for the United States;
- doing whatever was useful and necessary in terms of implementing the capital increase operation reserved for the employees and notifying both the beneficiaries and the local authorities of same;
- establishing the capital increase and amending the memorandum and articles of association accordingly.

The Management Board was informed of Mr. Benoît Potier's decision to delegate the above-mentioned powers to Mr. Jean-Claude Buono and Mr. Klaus Schmieder who may act separately.

Full powers are given to the bearer of a copy or an extract of these presents for purposes of accomplishing the legal formalities.

****

Certified true copy
The Secretary of the Management Board
Paris, 22 July 2005

L'AIR LIQUIDE

Société anonyme à directoire et conseil de surveillance
pour l'Etude et l'Exploitation des Procédés Georges Claude
share capital 1 197 240 451 €
Registered office: 75 quai d'Orsay - 75007 PARIS
552 096 281 RCS PARIS

MINUTES OF THE MEETING OF THE MANAGEMENT BOARD HELD ON 2 AUGUST 2005

The meeting is held at the Company's registered office, 75 quai d'Orsay – 75007 Paris, at 3. pm.

The members of the management board have been convened.

Were present:

MM.	Benoît POTIER	Chairman of the Management Board
	Jean-Claude BUONO	Member of the Management Board
M.	John GLEN	Group Finance Director

Was absent:

M.	Klaus SCHMIEDER	Member of the Management Board

The Chairman notes that the number of members of the board present is sufficient to enable the board to deliberate validly.

Mr John Glen acts as secretary, Mr Laurent Blamoutier being absent.

Mr Benoît Potier, Chairman of the Management Board, discusses the different points on the agenda.

1) SHARE PURCHASE PROGRAM OFFERED TO THE EMPLOYEES OF THE AIR LIQUIDE GROUP: MODIFICATION OF THE TERMS APPLICABLE FOR EMPLOYEES OF THE AMERICAN SUBSIDIARIES

The management board, having been informed of the necessity to take account of the legal requirements applicable to the group's subsidiaries in the United States and with a view to harmonizing the rights granted to the employees of these subsidiaries with those of the other employees within the group:

1. confirms its agreement on the definitive terms of the amendment drawn up specifically for the group's subsidiaries in the United States (Air Liquide Group Employee Share Purchase Plan 2005 Regulations for US Employees, hereafter, the "US Plan ") and adopted today by American Air Liquide Holdings, Inc.,

2. confirms consequently the grant in principle, as of today, to the employees of the group's subsidiaries in the United States meeting the eligibility requirements, of the right to subscribe to the share purchase program offered to the employees decided by the board on 22 July 2005, pursuant to the terms of the US Plan,

3. decides that in accordance with the laws applicable in the United States the subscription price for the employees of the subsidiaries in the United States is consequently set at:

   85% of the last quoted Air Liquide share price on the trading day preceding the date of these minutes, rounded up to the next cent, i.e. 124.19 euros,

4. specifies that these provisions shall substitute for the provisions relating to the determination of the subscription price for the United States initially considered by the board in its meeting held on 22 July 2005,

5. confirms the other terms of the share purchase program offered to the employees as defined in its decision of 22 July 2005, and in particular the dates of opening and closing of the period of exercise of the subscription right, which remain applicable to the employees of the group's subsidiaries in the United States.

2) <u>DELEGATION OF POWERS</u>

The board confirms the powers assigned to its chairman, Mr Benoît Potier, by decision dated 22 July 2005.

Full powers are given to the bearer of a copy or an extract of these presents for purposes of accomplishing the legal formalities.

*

*   *

No other question being raised, the meeting is closed.

The Chairman of the Board

AIR LIQUIDE

Annual Report 2003



www.airliquide.com

82-522

Profile

Founded in 1902, Air Liquide, the world leader in industrial and medical gases, today combines the resources of an international group, a powerful local presence and customer-focused teams. Present in more than 65 countries, Air Liquide's 31,900 employees provide specialized technological expertise and innovative solutions that improve customers' performance and respect the environment. The Group's development benefits its shareholders, customers and employees.

Total sales: 8,394 million euros

88% Gas and Services | 12% Related Activities

Gas and Services sales
7,389 million euros

- Industrial Customers 46%
- Large Industries 27%
- Electronics 11%
- Healthcare 16%

Related Activities sales
1,005 million euros

- Welding material 42%
- Engineering and Construction 25%
- Chemicals 18%
- Diving 15%

A worldwide balanced distribution

Sales
by geographic zone

- France 24%
- Europe (excluding France) 31%
- Americas 26%
- Asia-Pacific 17%
- Africa 2%

Operating income[1]
by geographic zone

- France 27%
- Europe (excluding France) 37%
- Americas 21%
- Asia-Pacific 13%
- Africa 2%

1 Excluding research centers and corporate overhead

The Group's offer

products, technologies, services

Sales:

8.4 billion euros

almost **80%** outside France

1 million customers

7,035 current patents and **1,961** protected inventions

31,900 employees

350,000 shareholders


Industrial Customers

Air Liquide's Industrial Customers represent an extremely rich and diverse cross-section: from craftsmen to research laboratories, food processing plants to motor vehicle equipment manufacturers.

■ GAS AT THE HEART OF PROCESSES
- Metal fabrication: cutting, brazing, welding.
- Metal processing: transformation, heat treatment.
- Food preservation, fresh and frozen.
- Analysis, metrics and laboratory work.
- Production of pharmaceuticals and fine chemistry.
- Electronic component assembly.
- Glass and enamel manufacturing.
- Pulp and paper bleaching.

■ ON-SITE* AND REMOTE MANAGEMENT
Production units at customer sites: greater flexibility and less transportation. Remote management systems (Teleflo*) ensure 24-hour monitoring of installations.

■ NEW SERVICES
- Traceability: using electronic chips and bar codes.
- Product analysis: solid, liquid or gaseous, especially in relation to the environment.
- Metrology: verification and calibration of industrial measurement instruments.


Large Industries

Air Liquide provides gas and energy solutions to large industries around the world to improve process efficiency and help them become more environmentally responsible.

■ REFINING AND NATURAL GAS
- Refineries consume more and more hydrogen to desulfurize fuels and 'crack' hydrocarbons.
- Oxygen is used to stimulate certain elements or to gasify petroleum residues. It is also used to transform natural gas into fuel or methanol.

■ CHEMISTRY
The chemical industry consumes great quantities of air gases, as well as hydrogen and carbon monoxide; the latter is used in the manufacture of polyurethanes and polycarbonates, substances present in everyday objects.

■ METALS
- Oxygen improves steelworks productivity and energy efficiency while reducing emissions.
- Nitrogen is used to transport pulverized coal to furnaces.
- Argon is used to make stainless steel.


Electronics

Manufacturing of semiconductors requires ultra-pure fluids. The industry is characterized by advanced miniaturization and continuous renewal of technologies.

■ ULTRA-PURE FLUIDS
- Carrier gases* (nitrogen, oxygen, hydrogen), specialty gases* (silane, arsine), and chemical liquids: the fluids used in fabs* are ultra-pure and are constantly enriched with new molecules.

■ FLUID MANAGEMENT
- TGCM* (Total Gas and Chemical Management) teams, working at customer facilities, take full charge of managing fluids on-site.

■ EQUIPMENT
- Design, manufacture and installation of fluid distribution equipment.
- Specific materials to treat effluents resulting from chip-making processes.


Healthcare

Air Liquide's Healthcare business line provides a number of services in hospitals and patients' homes.

■ HOMECARE
Mainly treatment of respiratory illnesses, sleep apnea and diabetes: providing oxygen and adapted materials, ongoing patient follow-up, emergency response service.

■ MEDICAL GASES
- Medical gases (nitrous oxide, oxygen) are pharmaceutical products.
- Development of new therapeutic applications for gases: hypertension, pain management, etc.

■ HOSPITAL SERVICES
- Services related to the supply and distribution of gases in hospitals.
- New services such as medical instrument sterilization and tissue cryoconservation.

■ HYGIENE
Broad range of disinfection products and services to fight nosocomial infections.

■ EQUIPMENT
- Gas distribution systems.
- Anesthesia and resuscitation materials.


Related Activities

Air Liquide has developed competencies in many fields that complement its core gas business.

■ WELDING-CUTTING EQUIPMENT
- Complete range of materials (soldering units, metal cutting machines) and consumables.
- Automation solutions.

■ ENGINEERING AND CONSTRUCTION
- Design and construction of gas production units for the Group and third-party customers.
- Development of new production technologies.
- Development of state-of-the-art cryogenic equipment.

■ SPACE AND AERONAUTICS
- Ariane 5: building reservoirs, supplying gases and related services to the Kourou (Guyana) launch site.
- Satellite equipment.
- On-board gas generating systems for airplanes.

■ SPECIALTY CHEMICALS
Surfactant* products, for pharmaceuticals and cosmetics.

■ DIVING
Products and services for professional and recreational diving.

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Argon: Ar - Nitrogen: N - Oxygen: O_2 - Neon: Ne - Acetylene: C_2H_2 - Carbon dioxide: CO_2 -
Helium: He - Hydrogen: H_2 - Xenon: Xe - Krypton: Kr - Nitrous oxide: N_2

Annual Report and Report on sustainable development

*Words marked with an * are defined in the glossaries at the end of this report.*

Trust and transparency



Alain Joly, Chairman of the Supervisory Board

Ladies and Gentlemen,
Dear Shareholders,

Growth in sales and net earnings per share, achieved in a difficult economic climate, demonstrates the Company's dynamism and solid management. With guidance from the Management Board, the Group's teams identified and capitalized on growth opportunities while continuing to implement major efficiency programs.

The Group's financial situation has continued to improve through sustained cash flow and the cautious management of investments. With a debt/equity ratio of 31.2%, we are in a position to seize any opportunity that comes our way.

The Supervisory Board was kept regularly informed by the Management Board of the Company's results, its most important development projects and the evolution in its strategy, which it endorses. The Supervisory Board met on several occasions to review the proposal to acquire a large portion of the Messer assets and approved the project. The Board sees the proposal as an evolution consistent with Air Liquide's strategy. It will enable the Group to strengthen its core business while becoming a truly national player in the German and U.S. markets and taking part in the development of the UK market.

In light of new regulatory and legislative requirements, the Supervisory Board closely examined its work methods and interactions with the Management Board to further improve the reliability and transparency of its relationship with shareholders, a constant priority for Air Liquide and the appropriate counterpart to the trust you have placed in the Company over the years.



Capitalize on promising growth prospects



Benoît Potier, Chairman of the Management Board

How would you summarize Air Liquide's performance in 2003?

Despite an economic and geopolitical climate that remained unstable throughout the year, Air Liquide grew in all areas: excluding fluctuations in currency and energy costs, sales increased by 9.6%, net earnings by 7.4% and earnings per share by 8.3%.
Even in this difficult environment, your Group once again demonstrated its ability to adapt, to take advantage of its market opportunities, and to capitalize on promising growth prospects in new geographic zones – witness the increased volumes in many industrial sectors, a significant indicator. In summary, 2003 was a very active year. These solid results that reflect the successful efforts of the Group's teams lead us to propose the distribution of a dividend maintained at 3.20 euros, and a bonus share on the basis of one free share for ten shares held.

Can you give us a few examples of major advances?

In terms of geographic development, we strengthened our positions in several emerging economies, particularly in Asia. In China, where industrial activity is expanding at a rapid pace, we achieved great success, in Large Industries and Electronics in particular, and our sales increased by 50%.
Our Japanese subsidiary, Japan Air Gases (55% Air Liquide, 45% BOC), consolidated for the first time in 2003, performed very well and successfully completed the first phase of its integration program.

The growing importance of hydrogen was confirmed, and we pursued this avenue to meet the demands of the chemical industry and refineries dealing with new legislation on the sulfur content of fuels.

New contracts signed in 2003 entailed decisions amounting to 750 million euros in industrial investments, reflecting a good level of activity and a number of commercial successes. We also completed targeted acquisitions, focused particularly on enhancing services in our Industrial Customers, Electronics and Healtl care business lines.

Did the 2001–2003 efficiency program achieve its objectives?

The program was intended to reduce the Group's costs by 300 million euros over a three-year period. We achieved and even slightly exceeded the goal, and we plan to continue on this path: a broad improvement program is being launched at the Group level to encourage the sharing of best practices, reduce time-to-market, and continue to improve efficiency with the support of our employees.

What are the Group's fundamental growth drivers?

The industrial and medical gas market is limited only by our imagination. The oxygen molecule has not changed since the beginning of time – but its uses have progressed dramatically! From traditional combustion to waste water treatment, from propulsion of the Ariane rocket to medical applications... Today, pure oxygen is even being used to treat some types of severe migraine headaches. And hydrogen, which was once reserved for food oils and thermal processing, is now used to produce fuels and is making steady progress as a source of clean energy.
In addition to gases, new applications and services are a driving force behind the Group's growth. This capacity to develop innovative new applications is essential. It allows us to continuously enlarge our offer and sustain the Group's development. One third of today's sales are generated by applications that did not exist 10 years ago. Air Liquide is a relentless innovator focused on customer-driven solutions. The second element of the Group's enlarged offer is new products and services. The Group now offers new products, such as syngas for the chemical industry, advanced precursors for Electronics and therapeutic gases for Healthcare. Services also have an increasing impact on sales, whether they are helping customers refocus on their core businesses, improve the quality of their products, or make their manufacturing processes more efficient and more environmentally friendly. In 2003, for example, we clearly strengthened our metrology services, with three new acquisitions in Europe.*

What's the link between the enlarged offer and geographic expansion?

These two growth factors complement each other perfectly. In emerging zones like China, Eastern Europe and the Middle East, our development strategy is based on selling large volumes of gas to meet strong demand in basic industry. In mature economies (North America, Europe, Japan), we are continuing to conquer markets by focusing on more sophisticated solutions – value-added solutions and those linking products, technology and services in three high-potential areas: sustainable development and the environment; healthcare and hygiene; and advanced technologies.
Thanks to our solid positioning around the world and in various markets, the Group is always able to take advantage of the most dynamic sectors. This global playing field also enables us to support the international development of our major customers and to follow evolving markets, such as the transfer of circuit board assembly (Electronics) from the U.S. to Asia.

You mentioned sustainable development. What has Air Liquide accomplished in this area?

Since the beginning, Air Liquide has shaped its strategy around sustainable development. In 2002, we reaffirmed our commitment based on four dimensions: responsibility to shareholders; safety and preservation of the environment; social and ethical commitment; and innovation and technological progress.
Throughout this report, you will see many examples of the Group's contributions to sustainable development along with clear indicators, particularly related to the environment. The great majority of our products are clean and natural; they come from the air we breathe: oxygen, nitrogen, argon, rare gases... Almost all our gases have applications centered on preserving the environment. Hydrogen's environmentally friendly uses are well known, and although its production can entail carbon dioxide emissions, the overall outcome is positive.
In addition, we are actively developing and implementing solutions for



reclaiming and recycling carbon dioxide emitted by our customers' production processes.

We are also developing services to optimize industrial and energy processes to make more efficient use of resources. Finally, our healthcare business can also be seen in the perspective of sustainable development as it relates to preserving life in all its broad human dimensions, notably in homecare.

Your commitment to shareholders is also long-term...

Air Liquide shareholders have always supported the Group in its strategy of stable and sustainable performance. Their trust is truly in line with the growth of our results over several decades. During my many meetings with shareholders in 2003, I was able to personally experience and appreciate their deep attachment to Air Liquide.

Along with our balanced institutional shareholders, individual shareholders are key to the development of our Group.

In a long-term perspective, I want to broaden the Group's current base of individual shareholders to include new generations of shareholders who at present have little or no awareness of our business. To that end, we will communicate more broadly about our activities and demonstrate the Group's tremendous ability to drive toward the future.

What are the major issues facing the Group in coming years?

Our markets around the world are experiencing significant changes. Many emerging countries are making immense development efforts to catch up with the industrialized world. At the same time, in developed countries, we see strong demand growth in areas such as the environment, healthcare, the food industry, and analysis. To strengthen our leadership position and compete in today's markets as well as tomorrow's, Air Liquide must negotiate these historic turning points while continuing to develop its core businesses.

We are devoting a great effort to this task: strengthening our teams in China, especially in technology and development, and closely monitoring new processes, such as those employed in the conversion of natural gas in the Middle East, the shift to Asia as the center of gravity for Electronics, and accelerated development in Eastern Europe. In the context of the Group's history, these trends are both rapid and fundamental. With the support of shareholders, the women and men of Air Liquide contributed significantly to the Group's performance in 2003 and have all the resources in place to continue to meet these challenges.



Key figures

Sales
(million euros)


10,000
8,000
6,000
4,000
2,000
0
8,328
7,900
8,394
2001
2002
2003

Adjusted earnings per share[1]
(euros)


8
7
6
5
4
3
2
1
0
6.99
7.08
7.36
2001
2002
2003

Adjusted dividend per share[1]
(euros)


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.84
3.20
3.20
2001
2002
2003

Return on equity (ROE)
(%)


15
12
9
6
3
0
13.2
13.4
14.1
2001
2002
2003

Return on capital employed after tax ROCE (%)


12
10
8
6
4
2
0
10.7
10.8
11.6
2001
2002
2003

Net indebtedness/shareholders' equity (%)


50
40
30
20
10
0
45.5
37.1
31.2
2001
2002
2003

(1) Taking into account the 1 for 8 bonus share issue in 2002

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Evolution over 3 years

(million euros)	2001	2002	2003	2003/2002 excluding foreign exchange
Sales	8,328	7,900	8,394	+9.6%(1)
of which Gas and Services	7,256	6,887	7,389	+10.8%(1)
Operating income*	1,178	1,162	1,196	+7.8%
Net earnings*	702	703	726	+7.4%
Cash flow*	1,627	1,514	1,542	+8.1%
Investment commitments	1,102	940	822	
Dividend distribution	298	330	327(2)	
Shareholders' equity*	5,353	5,219	5,079	
Net indebtedness	2,583	2,022	1,730	
Market capitalization	14,295	12,673	13,998	

(1) Excluding natural gas (2) Conditional on approval by the General Shareholders' Meeting

Other ratios

(%)	2001	2002	2003
Operating income before depreciation and amortization/sales(1)	24.9	25.5	25.5
Operating income*/sales(1)	14.6	15.0	15.2
Net earnings/sales	8.4	8.9	8.6
Cash flow*/sales	19.5	19.2	18.4

(1) At 1999 natural gas price and excluding JAG

** See Glossary*



Highlights

MESSER GRIESHEIM

A strategic acquisition

Air Liquide announced in January that it had signed an agreement proposing acquisition of Messer Griesheim's industrial gas activities in Germany, the United Kingdom and the United States. This project is consistent with the Group's strategy to strengthen its positions in industrial gases through both organic and external growth, and through targeted and profitable opportunities. The purchase consideration is approximately 2.7 billion euros, for acquired sales of about 1 billion euros. Completion of the acquisition, financed entirely by debt, is subject to a number of conditions, including approval by antitrust authorities and the financing by the Messer family of the non-ceded activities.

The acquisition will create value for Air Liquide shareholders:

– it should have a positive impact on earnings per share pre-goodwill from the first year,

– the integration of Messer's operations should generate annual synergies of 100 million euros before tax by the third year,

– the transaction should not have any impact on the Group's risk profile, as the acquired operations generate margins comparable to those of Air Liquide and deliver steady, solid cash flow,

– Air Liquide's resources and capacity for targeted investment and external growth will remain intact, and the Group's dividend policy will be maintained.

This acquisition reflects our ambition to grow and represents a major step forward for the Group.

On March 15, 2004 the European Commission announced its approval of Air Liquide's acquisition of Messer Griesheim's activities in Germany and the United Kingdom, under certain conditions.

82-52

Engineering and Large Industries

CHINA



Signing of two contracts to supply hydrogen/carbon monoxide to BASF and SECCO (Shanghai).

CHINA



Signing of an agreement with China Petrochemical International Co. for a large air separation unit (Nanjing).

CHINA



Signing of several major contracts to supply nitrogen, hydrogen and carbon monoxide to international chemical companies (Caojing).

THREE MAJOR START-UPS



Launch of Air Liquide's largest production units for oxygen (South Africa), hydrogen (Belgium) and carbon monoxide (Korea).

CHEMICALS



Signing of new contracts with Dow Chemical and Union Carbide (Louisiana and Texas, U.S.) to supply air gases.

Hydrogen, clean energy

REFINING



Supply of hydrogen to Shell Anacortes refinery (U.S.). Signing of a major contract to supply oxygen to ENI (Sanazzaro, Italy).

HYDROGEN STATIONS



Start-up of three filling stations for buses equipped with fuel cell motors; pilot projects in Luxembourg, Spain and Japan.

FUEL CELL



Presentation of the Roller Pac at seminars in Hanover and Miami.

2003 Awards

2nd prize, Actionaria Corporate Film Festival
for General Shareholders' Meeting video

Best Annual Report
special mention CAC 40 awarded by Vie Financière and Figaro

2nd prize, BoursoScan
for Shareholder website

1st prize, Décibel d'Or
Air Liquide Welding's Cibel torch

Observateur du design Prize *one star for Roller Pac fuel cell*

Additional information: www.airliquide.com



External growth

JAPAN



Creation of Japan Air Gases, a joint venture between Air Liquide (55%) and BOC (45%).

HOMECARE



Acquisition of Falck Medico, the leader in inhalation therapy (Denmark).

METROLOGY



Three acquisitions: Arepa (Denmark), ITM (Spain), Livingston (continental Europe).

Electronics

FRANCE



Supply of fluid distribution equipment and facilities to STMicroelectronics 300mm fab (Crolles, France).

EXPERTISE



Equipment and facilities: inauguration of Ales, Air Liquide's world center of expertise (Grenoble, France).

ASMC



Supply of all gases and equipment to ASMC's Shanghai fab (China).

IMEC



Supply of ultra-pure gases to its planned 300 mm fab (Belgium).

82-52:

Healthcare

HYGIENE



Anios contributes to the fight against SARS, in particular alongside Hanoi's French hospital (Vietnam).

INSTRUMENT STERILIZATION



Signing of a new service contract with hospitals in Arriondas and Madrid (Spain), Naples and Rome (Italy).

*CRYOCONSERVATION**



Installation of a cryoconservation clean room at the Spallanzani hospital (Rome, Italy).

Advanced Technologies / R&D

NASA



Supply of nitrogen and services to the Kennedy Space Center (Florida, U.S.).

SATELLITES



Partnership agreement with EADS Astrium to supply xenon as propellant for telecommunications satellites.

AERONAUTICS



Successful testing of Air Liquide's nitrogen inerting technology in airplane fuel tanks by the U.S. Federal Aviation Administration.

INDUSTRIAL OPTIMIZATION



Development of an industrial optimization solution for Brascan, a Canadian electricity producer.

CLEAN TECHNOLOGIES



Installation of a membrane cleaning system for the Santos group, the largest Australian producer of natural gas.

Food safety

FROZEN FOOD



Signing of service contracts in Europe. Market launch of the Crust Flow deep-freezing tunnel system in the U.S.

Innovation

NOVEMBER 8



Air Liquide Annual Innovation Day.

INVENTORS



76 inventors rewarded for the importance of their innovations, all patented.

Emerging countries

MIDDLE EAST



Signing of a major helium supply contract (Qatar).

EASTERN EUROPE



Commercial successes in Slovakia (fiberglass) and Russia (inerting of petrochemical facilities).

Additional information: www.airliquide.com

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Responsibility to shareholders


Argon: Ar - Nitrogen: N - Oxygen: O2 - Neon: Ne - Acetylene: C2H2 - Carbon dioxide: CO2
Helium: He - Hydrogen: H2 - Xenon: Xe - Krypton: Kr - Nitrogen: N2

Management Board

The Management Board met 19 times in 2003. The Board regularly examined issues related to personal safety. It set the Group's strategy and monitored business progress against this framework. All Group estimates, budgets and targets were submitted to the Board for approval. The Board finalized the financial statements for the period, in the presence of the Statutory Auditors. It deliberated on the Group's investments, closely monitoring global commitments for each business line. All major industrial projects under negotiation were reviewed, as were acquisition

? Management Board

The Management Board is a collegial body with two members: Benoît Potier, Chairman of the Management Board, and Jean-Claude Buono, Member of the Management Board and Executive Vice-President. They are assisted by the Board secretary. The Management Board is responsible for managing the company in compliance with legal and statutory provisions. Each time the Management Board meets, a written report is submitted to the Chairman of the Supervisory Board.
In compliance with statutes and internal rules, the Management Board also submits a quarterly report to the Supervisory Board, detailing important strategic developments and decisions on capital expenditures and disposals above certain thresholds. Furthermore, for overall coordination and implementation, it relies on the Executive Committee, currently composed of 11 members, including the members of the Management Board.

Please turn to page 132 for a full report from the Chairman of the Supervisory Board on the conditions for the preparation and organization of the work of the Supervisory Board and on internal central procedures.

projects and reorganizations within the Group. Under its authority, the Board defined and monitored the Company's share buyback policy. Finally, it delegated the powers necessary for the sound management and financing of the Company.

Supervisory Board

The Supervisory Board met six times in 2003. The member attendance rate was 84.6%.

The Supervisory Board's four quarterly meetings focused on the following points:

- **regular auditing of Group management**
  The Supervisory Board examined the Management Board's quarterly reports, reviewed the minutes of Committee meetings, and exercised its authority for prior approval, particularly for major investments,
- **monitoring of significant issues:** integration of Japan Air Gases, industrial safety rules, external growth projects (Messer),
- **remuneration and employment conditions for Management Board members,**
- **proposal of appointments to the Supervisory Board,** to be put to a vote at the General Shareholders' Meeting,
- **evaluation of Supervisory Board operations**
  The improvements recommended in 2002 were implemented in 2003: they included lengthier meetings, a specific meeting dedicated to the Group's strategic directions, and preparatory reports sent earlier for each meeting,
- **rules on attendance fees.**

A specific meeting was held to further define the Group's strategic directions

During the meeting, leaders of each business line presented highlights of their activities, growth drivers, strategic objectives, and the means put in place to achieve targets.

An extraordinary meeting was held to discuss the proposal to acquire the Messer assets

This project was also reviewed many times during the quarterly meetings.

? Supervisory Board

The Supervisory Board controls the Management Board's work in managing the Company. It is composed of 11 members appointed for four-year terms who are selected on the basis of their competencies, integrity and dedication to the interests of all shareholders. The Company's articles of incorporation require that each member of the Supervisory Board hold at least 500 Air Liquide direct registered shares. In accordance with the four independence criteria established by the Supervisory Board, 9 of the 11 members are independent of the Group.

The principles guiding relations between the Management Board and the Supervisory Board are clearly defined in an internal document. Moreover, the Supervisory Board is subject to internal rules governing its composition and operating principles. An internal memo on preventing insider trading details the legal obligations and regulations that apply to members of the Supervisory Board.

The Supervisory Board includes an Audit and Accounts Committee and a Selection and Remuneration Committee.

Audit and Accounts Committee

The Audit and Accounts Committee meet four times in 2003. The member attendance rate was 83.3%.

Review of first half and quarterly financial statements

Particular attention was paid to off-balance sheet items, taxation, non-recurring elements, provisions, and management of customer, country and exchange rate risk.

The Committee heard reports from the Statutory Auditors.

Specific presentations

- pensions: status of Group pension plans in effect in various countries – narrowing the gap between commitments and plan assets,
- group treasury: assessment of financial risk management and controls in place,
- new integrated information system for Europe: assessment of its implementation in the first entities of the Group,
- energy supply: presentation on processes in place to monitor key supplies for industrial gas production in a deregulated context.

Selection of Statutory Auditors

The Committee took an active part in the selection process for candidate firms proposed by the Supervisory Board for a vote at the General Shareholders' Meeting. The Chairman of the Committee spoke with representatives of the pre-selected firms.

? Audit and Accounts Committee

E. de Royeré (Chairman of the Committee), M. Bon, Sir C. Hogg, G. de La Martinière, Sir D. Weatherstone (4 independent members out of 5).

Under corporate rules, the Audit and Accounts Committee must be composed of 4 or 5 members of the Supervisory Board, of whom at least two-thirds are independent.

The Committee brings its judgment to bear on the financial statements approved by the Management Board, accounting practices, the existence and implementation of internal audit methods and organization, and the selection and reappointment of external auditors. In its assessments, the Committee draws on the professional experience of its members and relies on reports submitted by the Management Board, by the Finance and Administration, Legal, and Internal Audit departments, and by external auditors.

The Committee meets at least three times a year and always before any meeting of the Supervisory Board to review annual or quarterly financial statements. The Committee reports on its work to the Supervisory Board orally or in writing. It can also draw on the expertise of external advisers.

Please turn to page 132 for a full report from the Chairman of the Supervisory Board on the conditions for the preparation and organization of the work of the Supervisory Board and on internal central procedures.

Selection and Remuneration Committee

The Selection and Remuneration Committee met twice in 2003. The member attendance rate was 100%.

New candidates for the Supervisory Board

Following Supervisory Board approval of Committee recommendations, Messrs Gérard de La Martinière and Cornelis van Lede were elected during the General Shareholders' Meeting in May 2003. At the end of 2003, the Committee submitted new proposals for the 2004 General Shareholders' Meeting.

Attendance fees for Supervisory Board members

As proposed by the Committee, the Supervisory Board set the distribution principles and amounts applicable for 2003.

Remuneration of Management Board members

The Committee determined the variable remuneration of members of the Management Board for 2002, based on results and individual performance. It made recommendations to the Supervisory Board on the fixed and variable portions of these members' remuneration for 2003.

? Selection and Remuneration Committee

A. Joly (Chairman of the Committee), T. Desmarest, L. Owen-Jones (2 independent members out of 3).

The Committee examines the composition of the Supervisory Board and assesses how it should evolve. It directs the search for new members and proposes candidates to the Supervisory Board.
It reviews the appointments, remuneration, and working conditions of Supervisory Board members. It assesses their performance and reports to the Supervisory Board.
The remuneration policy for the Management Board, as approved by the Supervisory Board, includes:

- *a short-term portion, consisting of a fixed portion tied to the level of responsibility and experience in the function, and a variable portion, currently consisting of three factors: growth in net earnings per share, growth in net income after taxes on capital employed, and qualitative individual objectives that take into account preparing for the Company's future development and responding to the environment. Formulas are established at the beginning of the year; the actual amounts are determined at the end of the period, based on results;*
- *stock option plans complete the short-term remuneration plan, with an incentive consistent with shareholders' mid-term interests.*

These various elements aim to be competitive, without being excessive, in light of external market studies and with serious consideration given to shareholder interests. In the past, stock option plans were established every two years. In response to a request from shareholders, it is proposed that this approach eventually be replaced by annual plans, to be set for predetermined periods, so as to reduce exposure to criticism should stock prices fluctuate widely.
The Committee also examines stock option plans proposed by the Management Board for other Company managers. It recommends their allocation to the Supervisory Board, following the same guiding principles, with the objective of motivating a significant number of managers over the mid-term while maintaining the total number of options at a reasonable level. It should be noted that the Management Board's policy is to buy shares on the market in order to neutralize any dilution that could result from issuing shares. Data on Remuneration and Options can be found in the Management Report on page 96 of this document.
The Committee is also kept informed on the development and evolution of the Executive Committee. Periodically, it also considers how the Management team should evolve.


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Supervisory Board

1 – Alain Joly
Chairman of the Supervisory Board

- Member and Chairman of the Supervisory Board since November 2001 (term expires in 2005)
- Director from 1982 to November 2001
- Chairman and Chief Executive Officer from 1995 to 2001
- Chief Executive from 1985 to 1995
- Director, SOAEO
- Director, American Air Liquide Inc. and Air Liquide International Corporation
- Director, Lafarge and BNP-Paribas

Born in 1938 (39,546 shares)

2 – Edouard de Royere
Honorary Chairman

- Member of the Supervisory Board since November 2001 (term expires in 2004)
- Director from 1971 to November 2001
- Chairman and Chief Executive Officer from 1985 to 1995
- Director, American Air Liquide Inc. and Air Liquide International Corporation
- Director, Sodexho Alliance
- Member, Supervisory Board, Michelin
- Auditor, Fimalac and Wanadoo
- Chairman, Association Nationale des Sociétés par Actions (ANSA)

Born in 1932 (25,031 shares)

3 – Lindsay Owen-Jones
Vice-Chairman of the Supervisory Board

- Member of the Supervisory Board since November 2001 (term expires in 2005)
- Director from 1994 to November 2001
- Chairman and Chief Executive Officer, L'Oréal
- Director, L'Oréal USA Inc. and L'Oréal UK, Ltd.
- Director, BNP-Paribas, Gesparal, Sanofi-Synthélabo
- Chairman and Director, Galderma Pharma S.A., Switzerland

Born in 1946 (916 shares)

4 – Michel Bon

- Member of the Supervisory Board since November 2001 (term expires in 2004)
- Director from 1998 to November 2001
- Honorary Chairman, France Telecom
- Director, Lafarge and Sonepar
- Member, Supervisory Board, Grand Vision
- Chairman, Supervisory Board, Editions du Cerf
- Chairman, French Enterprise Institute
- Chairman, Pasteur Institute

Born in 1943 (629 shares)

5 – Thierry Desmarest

- Member of the Supervisory Board since November 2001 (term expires in 2005)
- Director from 1999 to November 2001
- Chairman and Chief Executive Officer, Total S.A. and Elf Aquitaine
- Chairman, Total Foundation
- Director, Sanofi-Synthélabo
- Member, Supervisory Board, Areva

Born in 1945 (875 shares)

6 – Pierre-Gilles de Gennes

- Member of the Supervisory Board since November 2001 (term expires in 2004)
- Director from 1992 to November 2001
- Director, Rhodia and Sanofi-Synthélabo
- Member, French Academy of Sciences
- Professor, Collège de France
- Nobel Laureate in Physics

Born in 1932 (975 shares)

7 – Sir Christopher Hogg

- Member of the Supervisory Board since November 2001 (term expires in 2005)
- Director from 2000 to November 2001
- Chairman, Board of Directors, Reuters Group
- Chairman, Board of Directors, GlaxoSmithKline
- Chairman, Board of Directors, Royal National Theatre

Born in 1936 (618 shares)

8 – Gérard de La Martinière

- Member of the Supervisory Board since May 2003 (term expires in 2007)
- Director, Schneider Electric S.A.
- Chairman, LCH. Clearnet Group Limited UK
- Chairman, French Federation of Insurance Companies
- Chairman, Economics and Finance Committee, European Federation of National Insurance Associations
- Member, Supervisory Board, European Financial Regulations Advisory Group (EFRAG)

Born in 1943 (750 shares)

9 – Béatrice Majnoni d'Intignano

- Member of the Supervisory Board since April 2002 (term expires in 2006)
- Member, French Economic Analysis Council for the Prime Minister
- Professor in economics, Université de Paris XI-Créteil
- Director, AGF

Born in 1942 (562 shares)

10 – Cornelis van Lede

- Member of the Supervisory Board since May 2003 (term expires in 2007)
- Chairman, Supervisory Board, De Nederlandsche Bank (Central Bank of the Netherlands)
- Member, Supervisory Board, Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V., KLM
- Director, Scania AB, Reed Elsevier, Sara Lee Corporation
- Chairman, Board of Directors, INSEAD

Born in 1942 (500 shares)

11 – Sir Dennis Weatherstone

- Member of the Supervisory Board since November 2001 (term expires in 2005)
- Director from 1994 to November 2001
- Former Chairman and Chief Executive Officer, JP Morgan & Co.
- Director, New York Stock Exchange (NYSE)
- Trustee, International Accounting Standards Committee Foundation

Born in 1930 (865 shares)

Pierre Bellon was a Member of the Supervisory Board until May 15, 2003.

In 2003, the Works Council delegates were as follows: **Armand Defoulounoux, Marc Esnault, Marie-Pascale Wyckaert and Jean-Marie Thiebaut,** who replaced **Jean-Claude Sabloney** in July 2003.


Argon: Ar - Nitrogen: N - Oxygen: O2 - Neon: Ne - Acetylene: C2H2 - Carbon dioxide: CO2
Helium: He - Hydrogen: H2 - Xenon: Xe - Krypton: Kr - Nitrous oxide: N2

Supervisory Board Report

The Supervisory Board reviewed the company's performance and results throughout 2003. During this time, the Management Board reported to the Supervisory Board and sought its approval with regard to Company results, development of its strategy, and progress on its most significant development projects, as required by legal and Company statutes and internal rules and to the satisfaction of the Supervisory Board. The Supervisory Board also established the terms of remuneration for Management Board members.

Growth in sales (+6.2%) and net earnings (+3.2%) was achieved despite very unfavorable exchange rates (net earnings growth of +7.4% in constant currency) and a sluggish European economy, demonstrating once more the dynamism of the Company, its Management Board and its efficient management.

A high level of cash flow and cautious management of investments continued to improve the Group's financial situation. With a debt to equity ratio of 31%, the Group is in a good position to seize investment opportunities.

During the fiscal year, the Group bought back 1,185,641 shares on the stock market in accordance with prior approval at the Annual Shareholders' Meeting and by the Supervisory Board.

In compliance with the law, the Supervisory Board reviewed the financial statements for 2003, previously approved by the Management Board, along with the Management Report for the period. It also reviewed the consolidated financial statements. The Supervisory Board has no remarks to make with regard to these documents.

At the request of the Management Board, the Supervisory Board met several times in 2003 to review the proposal to acquire Messer assets in Germany, the United Kingdom and the United States. The Board also held an extraordinary meeting about this project in January 2004. It authorized the Management Board to proceed with this major acquisition, which is consistent with the Group's long-term development strategy.

The Management Board proposes to maintain the dividend per share at 3.20 euros. Taking tax credits into account, global income will be 4.80 euros per share. This amount is increased by 10% for shareholders who, as of December 31, 2003, have owned registered shares for two years or more.

In addition, pending approval of the financial statements at the Annual Shareholders' Meeting, the Management Board, with the approval of the Supervisory Board, proposes to distribute free bonus shares on June14, 2004, on the basis of 1 share for 10 existing shares, with an effective date of January 1, 2004.

The Supervisory Board has been apprised of its Chairman's report, produced in compliance with the law, detailing the conditions for preparing and organizing the Board's work and internal control procedures implemented by the Company.

In particular, the report covers the Supervisory Board's operations and the Company's implementation of various corporate governance laws, regulations and recommendations. Various aspects are covered beginning on page 132 of the report. The Supervisory Board merely wishes to emphasize that, as in the past, it considers shareholder interests and the Company's transparent approach to be of utmost importance.

As in previous years, it is proposed that the Group's authorization to purchase shares of the Company on the stock market, and to cancel such shares within a limit of 10% of the capital stock outstanding, be renewed for the period permitted by law.

The Supervisory Board has no remarks to make with regard to these proposals.

Messrs Pierre-Gilles de Gennes and Michel Bon, members of the Supervisory Board, have decided not to request renewal of their appointments at expiration. The Supervisory Board thanks them both for their advice and contribution to the work and important decisions of the Supervisory Board and previously to the Board of Directors of the Company.

The Supervisory Board proposes to renew, for four years, the Supervisory Board appointment of Mr. Edouard de Royere, Honorary President, who will continue to contribute his experience and in-depth knowledge of the Company and its relationship with shareholders.

The Supervisory Board also proposes the appointment of Professor Rolf Krebs. Born in 1940, Professor Krebs completed his studies and obtained a medical degree at the Université de Mayence, where he taught for several years. Professor Krebs joined the Bayer company in 1976, where he directed pharmaceutical research and later led their Italian subsidiary. From 1989 to 2001, he was a member of the Management Board of Boehringer Ingelheim, a major German pharmaceutical company, and he chaired their Management Board from 2001 to December 31, 2003. Professor Krebs will bring to our Group a broad experience of the healthcare field, in Germany and elsewhere around the world.

These proposals reflect the Supervisory Board's desire to select members for their competencies, their integrity, their independence of thought, and their dedication to the interests of all shareholders, while striving to bring together diverse cultures and experience in areas of importance to the Group.

With regard to renewal of the Statutory Auditors' mandate, the Audit and Accounts Committee was consulted in defining the Request for Proposal and participated throughout the selection process leading to the appointment of Statutory Auditors. As a result, the Supervisory Board nominates the firm of Ernst & Young as Statutory Auditors, with Mr. Dominique Thouvenin replacing Mr. Jean-Claude Lomberget as Audit Partner and the firm of Mazars & Guerard whose complementary expertise should enable this mandate to be carried out in a satisfactory manner. The Supervisory Board also recommends Valérie Quint and Patrick de Cambourg as substitute auditors.


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Management structures

Management Board

1 - Benoît Potier
Chairman of the Management Board

Over the course of his 23 years with the Group, Benoit Potier has acquired a vast experience in the activities and business of Air Liquide. As Chief Executive since 1997, he has assumed responsibility for the operations and development of the Group. He was appointed Chairman of the Management Board on November 14, 2001.

- Director, SOAEO
- Chairman and Chief Executive Officer, Air Liquide International, American Air Liquide Inc. and Air Liquide International Corporation
- Director, Air Liquide Italia, Srl, AL Air Liquide España, Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc.
- Director, Danone Group
- Member, Supervisory Board, Michelin
- Director, École Centrale des Arts et Manufactures

(3,899 shares)

2 – Jean-Claude BUONO
Member of the Management Board
Executive Vice-President

Since joining Air Liquide 14 years ago, Jean-Claude Buono has contributed his strong experience in financial and legal areas. In addition, he currently has major operational responsibilities in Europe and Asia. He was appointed Member of the Management Board on November 14, 2001.

- Chairman, Board of Directors, SOAEO
- Director, Séchilienne-Sidec
- Chairman and Chief Executive Officer, Air Liquide Welding and Air Liquide Asia Pte. Ltd.
- Vice-Chairman, Carba Holding
- Director and Executive Vice-President, Air Liquide International
- Director, Air Liquide Santé International, Aqualung International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far Eastern Ltd., Air Liquide Japan Ltd., Air Liquide Tunisie, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide US LLC
- Director, Velecta Paramount

(5,292 shares)

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Executive Committee

Members of the Management Board

Benoît Potier
Chairman of the Management Board
Born in 1957 – French nationality

Jean-Claude Buono
Member of the Management Board
Executive Vice-President
Born in 1943 – French nationality

Members of the Executive Committee

3 - Pierre Dufour
Executive Vice-President
North and South America, Industrial Activities, Safety, Industrial Risks
Born in 1955 – Canadian nationality

4 – Colin Kennedy
Senior Vice-President
Asia, India, Pacific
Born in 1945 – New Zealand nationality

5 – Jean-Marc de Royere
Senior Vice-President
Health, Specialty Chemicals, Services Division
Born in 1965 – French nationality

6 – Jean-Pierre Duprieu
Senior Vice-President
Northern, Central and Mediterranean Europe, Africa, Middle East
Born in 1952 – French nationality

7 – François Darchis
Vice-President
Large Industries Europe, Marketing and R&D, Engineering and Technologies
Born in 1956 – French nationality

8 – Ron LaBarre
Vice-President
Large Industry Markets, International Customers
Born in 1950 – U.S. nationality

9 – Larry Altobell
Vice-President Human Resources
Born in 1945 – U.S. nationality

10 – John Glen
Vice-President
Finance and Administration
Born in 1959 – Scottish nationality

11 – Dominique Maire
Vice-President Communication
Born in 1948 – French nationality



Consideration, listening and remuneration



Shareholders are at the heart of Air Liquide's strategy. Our objective is to enhance the value of shareholders' equity through steady, sustained growth in earnings and dividends over the long term.


indicators
Share ownership as of December 31, 2003
French institutional investors 22.6%
Treasury shares 1.9%
35% Foreign institutional investors
40.5% Individual shareholders

- 350,000 individual shareholders
- 28% of shares registered
- 0.9% of capital held by Group employees
- No shareholder holds more than 5% of capital

82-52

See page 144 for the Group's shareholder indicators.

Shareholders' Charter

Consideration and respect for all shareholders

- equality of all shareholders: 1 share = 1 vote (no double-voting rights)
- respect of preferential subscription rights
- absence of anti-takeover bid measures
- restriction of resolutions proposed at Shareholder's Meetings to genuine corporate requirements
- clear and effective communication between the Supervisory Board and the Management Board.

Listen to and inform shareholders

- listen: Shareholders' Committee, frequent meetings with shareholders
- publication of information about the company
- transparency and clarity of financial information published
- consistent and uniform accounting methods
- information sent to all shareholders before meetings.

Shareholder remuneration and increased investment value over the long-term

- steady long-term growth in earnings
- strong dividend-payout policy: dividend and bonus shares
- higher dividend payouts for loyal registered shareholders.

Shareholders' Service Department

- fifteen-member Shareholders' Service Department dedicated to individual shareholder relations
- personalized and low-cost management of directly registered share accounts.

Shareholders are central to the concerns of Air Liquide and its managers. Every decision is made in consideration of the medium- and long-term interests of shareholders. Air Liquide considers their loyalty over the long-term to be a source of continuity in terms of its strategy for achieving strong earnings growth.

Consideration and respect for all shareholders

At Air Liquide, all shareholders are treated equally: 1 share = 1 vote. At General Shareholders' Meetings, each shareholder has as many votes as the number of shares held (or represented). All shareholders have preferential subscription rights: in the case of a public issue, shareholders are entitled to priority treatment. They may subscribe to the capital increase in proportion to the number of shares held. Air Liquide has not put anti-takeover measures in place: its performance over the long term and the loyalty of its shareholders constitute its best assets.

Changes in share capital

Number of shares as of December 31, 2002	100,818,441
Exercise of options	+92,608
Merger with Cofigaz	+1,868
Cancellation of treasury stock	-1,000,000
Number of shares as of December 31, 2003	99,912,917

Share buyback

In 2003 Air Liquide continued its share buyback program to optimize shareholder equity. The Group thus bought 1,185,641 shares at an average price of 127.18 euros. As of December 31, 2003, Air Liquide held 1,942,112 shares of treasury stock, representing 1.9% of capital.



2nd row (left to right):
Vincent Serain: Committee Secretary
Shareholder Services, tel. +33 (1) 40 62 55 72
Jean-Claude Cuisinier - Strasbourg
Laurent Coupier - Aix-en-Provence
Marc Serre - Vitry-sur-Seine
Claude Negrotto - Marcq-en-Barœul
Dominique Ferrière (employee shareholder representative) - Irigny
Philippe Languille - *Paris*
Bernard Dick - *Saint-André-les-Vergers*
1st row (left to right):
Caroline Morand - *Investor Relations*
Marie-Christine Colomb - *Paris*
Françoise de Saint-Sernin - *Limoges*
Emmanuel Jayr - *Plaisir*
Michel Maillon - *Écully*
Sabine Benoit - *Ciboure*
Dominique Maire - *Vice-President Communication*
Benoît Potier - *Chairman of the Management Board*

Membership as of the 2004 General Shareholders' Meeting

Listening to and informing shareholders

Shareholder Communication Committee

Made up of 12 shareholders and chaired by Benoît Potier, Chairman of the Management Board, this committee assesses and suggests ways to improve the quality of the relationship between Air Liquide and individual shareholders in areas of communication and information.

In 2003, the Committee met three times in plenary session. Smaller groups worked with Communication and Shareholder Services teams on a variety of topics: the General Shareholders' Meetings video, the Annual Report, the Shareholder's Guide, regional shareholder meetings, and broadening the individual shareholder audience.

To improve its understanding of the Group's business, the Committee also takes field trips: in October 2003, it visited Air Liquide facilities at Altis Semiconductor, a major

! The Air Liquide Village

In 2004, regional shareholder meetings will take place under the banner of the "Air Liquide Village": to allow greater numbers to get better acquainted with the Group, these meetings will be enlivened with activities such as a game about getting to know the Group, gas demonstrations, thematic meetings, and visits to Air Liquide facilities. Two dates to remember: Lyon on May 18 and Rouen on May 26.





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See page 144 for the Group's shareholder indicators.


ACTIONARIA

Group shareholders who visited the Air Liquide booth at the Actionaria shareholders' fair had an opportunity to speak directly with Benoît Potier, Chairman of the Management Board. Shareholder Services advisers and several Shareholder Communication Committee members were also on hand to answer questions. Hydrogen, sustainable development, health, food... the themes attracted many visitors. Inquisitive shareholders could explore gas applications through animated activities, games and demonstrations over the two-day event.

Electronics customer located in Corbeil Essonnes (Paris region). The committee's three-year membership term is non-renewable. In June 2003, an appeal for applications via the shareholder newsletter and website yielded more than 100 responses, proof of shareholders' level of interest in Group activities.
To ensure the committee represents the structure and diversity of Air Liquide shareholders as a group, the choice of new members rests on simple criteria such as age, gender, current or past professional activity, origin, and size of Air Liquide portfolio.

Meeting with shareholders

Maintaining a direct dialog with shareholders is extremely valuable to Air Liquide. Each year, following the General Shareholders' Meeting, Benoît Potier, Chairman of the Management Board, travels regionally to meet with Group shareholders. In 2003, meetings were held in Strasbourg, Bordeaux and Nantes. In 2004, Air Liquide intends to enhance meeting content and open meetings up to a broader audience interested in the Group and its business. Among the other important meetings between the Group and its shareholders are information meetings, often organized by Euronext, the French federation of investment clubs, and the Cercle de Liaison des Informateurs Financiers en France (CLIFF). In 2003, meetings were held in Saint-Étienne and Dijon. For the past six years, Air Liquide has also participated in Actionaria in Paris. On November 21 and 22, 2003, the Salon welcomed some 30,000 visitors. At the Air Liquide booth, demonstrations, animations and presentations on gases proved highly successful.

Regular publication of information about the Company

In addition to meetings to inform shareholders as broadly as possible, Air Liquide uses several information tools:

- **print publications**
  Quarterly sales figures and half-year and annual results are published systematically in the French financial press.
  In addition, four shareholder letters are sent each year to registered shareholders; they are available on request. These letters can be read and downloaded from the Group's website. In 2003, two theme issues focused on advanced technologies and the food industry.


Letter
to shareholders

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- **internet :**
  - **www.airliquide.com**
  On the Group's home page, the 'Shareholder Information' section is devoted to information from Air Liquide to its individual shareholders. A special section for registered shareholders provides a range of services (see page 29),
  - an **e-mail alert** system also allows subscribers to receive the latest information on the Group in real time,
  - using **actionnaires@airliquide.com**, a dedicated e-mail service, shareholders can send their questions directly to Shareholders' Service.

In France, Air Liquide's website won BoursoScan's second prize in May 2003.

- **N° Vert 0 800 16 61 79**

  Air Liquide's shareholder helpline is available 24/7: shareholders can check current share price, the Group's financial information and latest news, or leave a message. From 8:30 a.m. to 5 p.m. (Paris time), shareholders can talk to a Shareholders' Service team member. The service is accessible internationally at +33 (1) 57 05 02 26. The line logged more than 80,000 calls in 2003.

Transparency and clarity of financial information

An Air Liquide priority is to give all shareholders equal access to the financial information it publishes. In this spirit of clarity and transparency, all documents are published in two languages, English and French, and are available on our website immediately upon publication.
The Executive Committee maintains regular contact with French and foreign institutional shareholders in various zones (Europe, the U.S., and Asia). In 2003, Air Liquide, along with other important market players, notably major chemicals manufacturers, took part in three international meetings (two in Europe and one in the U.S.). Finally, financial analysts and French and international managers were invited to two site visits focused on Air Liquide's advanced technologies and showcasing Electronics activities:

- in Grenoble, France, the Advanced Technologies Division of Air Liquide Electronic Systems (ALES), and the newly opened facilities of Alliance (a joint entity involving STMicroelectronics, Motorola, Philips) in Crolles.
- in Dallas, Texas, the Group's facilities at one of Texas Instruments' major plants.

Coherence and consistency of accounting methods over time

Since 1971, when it issued its first consolidated statements, Air Liquide has not changed its accounting principles and methods. This facilitates readability over time and offers greater consistency for better understanding.
A 10-year summary of consolidated statements appears on pages 154 and 155.

? Before and after the General Shareholders' Meeting

All shareholders, regardless of number of shares owned or ownership type, receive a notice of meeting, including proposed resolutions and the Shareholder's Guide, about six weeks before the date set for the General Shareholders' Meeting. The guide gives shareholders a single document combining the Group's Summarized Annual Report with a detailed guide to forms of shareholding, buying and selling, taxation, shareholder rights, communication tools, and so on. The guide was enhanced and completely revised in 2003. The shareholder kit, which includes the Annual Report and Social Report, is sent on request.
Air Liquide sends the full minutes of the General Shareholders' Meeting (about 30 pages) to all registered shareholders.
This document, which includes all presentations and the question-and-answer period, is also available and downloadable on the website.

See page 144 for the Group's shareholder indicators.

Long-term returns and growth of shareholder equity



indicators
Net earnings (millions of euros)
Adjusted net earnings per share (euros)*
800
700
600
500
400
300
200
100
0
7.5
5.0
2.5
0.0
1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2003
* Based on the average annual number of shares (excluding treasury shares) and adjusted to account for increases in capital and share subscriptions
Steady, sustained earnings growth for more than 30 years

Results and profitability of capital

Results are obtained by ensuring sustained profitability of capital. Profitability of capital (ROE*) reached 14.1% in 2003. In the past ten years, profitability has always been around 12%, with an average distribution of 40% of net earnings.
The return on capital employed after taxes (ROCE*) continued to grow in 2003 to 11.6%, which is close to our long-term goal of 12%. Before-tax ROCE was 16.2%. This marked improvement was achieved in each of the business lines, while growth investments were maintained.

Steady, sustained earnings growth

Growth of net earnings per share in 2003	+4.0%
Over the last 5 years (1998/2003)(1)	+7.9%
Over the last 15 years (1988/2003)(1)	+7.1%
Over the last 30 years (1973/2003)(1)	+9.9%

(1) Weighted average annual growth in net earnings per share (adjusted)

82-52:

Air Liquide and the Stock Exchange

		2001	2002	2003
Adjusted share price (euros)[1]	high	157.3	160	**140.9**
	low	115.6	111.6	**105**
	as of December 31	139.9	125.7	**140**
Number of shares at December 31 (thousands)		90,821	100,818	**99,913**
Market capitalization at December 31 (millions of euros)		14,295	12,673	**13,988**
Adjusted earning per share (euros)[1]		6.99	7.08	**7.36**
Adjusted dividend per share (euros)[1]		2.84	3.20	**3.20**

(1) Taking into account the 1 for 8 bonus share issue in 2002



Indicators
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Adjusted dividend per share (euros)
1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2003

Sustained distribution of dividends

Sustained distribution of dividends

After an increase in distribution rate exceeding 12% in 2003, a dividend of 3.20 euros per share excluding tax credit will be proposed to shareholders for 2003, a 45% increase in distribution rate, given consolidated net earnings. Subject to approval of the financial statements by the General Shareholders' Meeting, the Management Board, with the approval of the Supervisory Board, has decided to distribute bonus shares on June 14, 2004, on the basis of 1 new share for 10 existing shares owned on January 1, 2004.

Subject to statutory requirements, shares registered continuously since December 31, 2001, will receive a loyalty bonus representing a 10% increase in the dividend and the securities allocated during the transaction.

See page 144 for the Group's shareholder indicators.

Growth of portfolio

Taking into account dividends received, bonus share issues and loyalty bonuses, a portfolio of 100 shares grew at an annual rate of +5.2% over five years, +8.7% over 10 years, and +15.3% over 30 years.

Direct registered shares: www.airliquide.com

2003 saw the introduction of a new Internet service for direct registered shareholders. One part of the site's Shareholder Information section is devoted to this service (see page 26).
Shareholders can now:
- *download all forms: share conversion, order placement, and account agreement.*
- *see their account status and any past transactions.*
- *place buy and sell orders directly (available in 2004).*

Services provided to shareholders

The 15 members of the Shareholders' Service team are dedicated to serving the 350,000 individual shareholders. They handle an average of one hundred calls and 50 letters and e-mails a day about company business and share information.
The main goal of Shareholders' Service is to manage direct registered share accounts at no cost and transmit stock orders.

Its second goal is to inform and communicate through direct, daily contact with individual shareholders. By maintaining constant contact, the team helps the Communication Directorate develop information tools for all shareholders (see page 25).
The Director of Shareholders' Service also serves as secretary of the Shareholder Communication Committee (see page 24).
Finally, as stock management professionals, team members play an active role on the Paris stock market in defending the interests of individual shareholders during consultations on the future development of French and European financial markets.



Shareholder Services

N° Vert 0 800 16 61 79

- *24/7: check current share price, latest news and Group financial information or leave a message.*
- *8:30 a.m. to 5 p.m. (Paris time): talk to a Shareholders' Service team member.*

Service is accessible internationally at +33 (1) 57 05 02 26.

82-522

Our business:
industrial and medical gases
and related services.

Our commitment:
providing global and innovative
solutions to our customers
in industry and healthcare
to meet their evolving needs,
throughout the world.



Exceptional geographic coverage



Countries where Air Liquide is present
Other countries
Industrial Customers
Large Industries
Electronics
Healthcare
Engineering
Research Centers
Northern America
Canada
United States
Western Europe
Austria
Belgium
France
Germany
Great Britain
Luxembourg
Netherlands
Switzerland
Northern Europe
Denmark
Finland
Norway
Sweden
Southern Europe
Spain
Greece
Italy
Portugal
Eastern Europe
Bulgaria
Hungary
Poland
Czech Republic
Romania
Russia
Slovakia
Ukraine
North Africa and Middle East
Algeria
Egypt
Lebanon
Morocco
Qatar
Tunisia
West and Central Africa
Benin
Burkina Faso
Cameroon
Congo
Ivory Coast
Gabon
Ghana
Mali
Nigeria
Senegal
Togo
South and East Africa
South Africa
Botswana
Madagascar
Réunion
South America and the Antilles
Argentina
Brazil
Chile
Guadeloupe
French Guyana
Martinique
Paraguay
Trinidad and Tobago
Uruguay
Asia
China
South Korea
Hong Kong
India
Indonesia
Japan
Malaysia
Philippines
Singapore
Taiwan
Thailand
Vietnam
Pacific
Australia
New Caledonia
New Zealand
Polynesia

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Air Liquide: a three-prong growth strategy

With its technological leadership and close ties with customers, Air Liquide is constantly enlarging its offer, anticipating the needs of its industrial and healthcare customers. Its worldwide presence allows it to react quickly to market shifts, discerning trends and seizing emerging growth opportunities.

Continuously enlarged offer

The Group is constantly developing new gas applications and related services and equipment. This dynamic is mirrored by an enlarged offer in three key areas, as shown in the following examples:

- new applications of traditional gases:
  - oxygen for the environment,
  - nitrogen to protect airplane fuel tanks,
  - nitrous oxide to alleviate pain...
- new products:
  - specialty gases, chemical liquids, advanced precursors for the electronics field,
  - hydrogen for refineries and 'energy' solutions, carbon monoxide for the chemicals industry,
  - hygiene products for hospitals, therapeutic gases,
  - more ergonomic gas cylinders.
- new services:
  - gas usage: remote monitoring, on-site production, Local Customer Support teams,
  - metrology, analysis,
  - in hospitals: cryoconservation of cells, instrument sterilization,
  - in patients' homes: remote medicine, care coordination...

The Group's commitment to strengthening its intellectual property capital led to an increase in patent applications in 2003.

Worldwide activity

Air Liquide has set its sights internationally since its foundation. Currently active in 65 countries, the Group continues to develop around three major poles:

- geographic balance based on market evolution:
  - volume growth in countries with emerging economies (Asia, Eastern Europe, the Middle East...), higher added-value offer in zones with mature economies (Europe, North America, Japan...),
  - new resources to be harnessed (natural gas conversion...),
  - acquisition or merger opportunities (Japan and Europe in 2003).
- supporting major customers in their international development, especially in emerging countries.
- developing the Group's capacity for rapid international dissemination of its innovations.

In 2003, strong and well-distributed geographic positions (number one in Europe; leadership in Asia; number three in the Americas) let the Group take advantage of economic recovery wherever it occurred.

Proximity to customers over time

In-depth knowledge of customer processes and needs stems from a strong on-site presence, since gases are closely linked with all manufacturing processes.

The Group's accelerated growth includes a more intense marketing process and a focus on development axes (hydrogen, Healthcare, Asia, Electronics, services) alongside its customers and through dedicated organizations:

- monitoring international or multi-site customers:
  - single key account executive,
  - mixed teams of world experts and regional representatives,
  - on-site:
    - dedicated service teams,
    - research partnerships.
- monitoring industrial and medical customers:
  - regional, multidisciplinary structures,
  - networks of experts by area,
  - dedicated service teams at several major sites.

Diagram … paration to produce oxygen and nitrogen



Aspiration of surrounding air
(about 1/5 oxygen
and 4/5 nitrogen)
Nitrogen production
Aspiration of surrounding air
(about 1/5 oxygen
and 4/5 nitrogen)
Electricity
Air filtration
Electric motor
Compressed air
heats up
Air compression
Cooling
of compressed air
at room temperature
Oxygen production
-191°c
-183°c
Air distillation tower
and separation of oxygen
and nitrogen

Four modes of distribution of oxygen and nitrogen



❶ Customer delivered
gas in cylinder
Liquid gas storages
❷ Customer delivered
liquid gas
Oxygen and nitrogen
production plant
Air Liquide filling center
for gas cylinders
AIR LIQ
❸ Customer delivered gas
by underground pipelines
❹ "On site" gas
production

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Industrial Customers
Argon: Ar - Nitrogen: N_2 - Oxygen: O_2 - Neon: Ne - Acetylene: C_2H_2 - Carbon dioxide: CO_2
Helium: He - Hydrogen: H_2 - Xenon: Xe - Krypton: Kr - Nitrous oxide
um: He - Hydrogen: H_2 - Xenon: Xe

3,354
million euros



- Welding-cutting 35%
- Food 12%
- Laboratories 6%
- Heat Treatment 6%
- Metallurgy 5%
- Chemicals 5%
- Secondary electronics 4%
- Glass 4%
- Pharmacy 3%
- Various(1) 20%

(1) Paper, environment, distributors, dry ice, mines, space and nuclear

Food product conservation, metal welding, laboratory analyses, traceability... Industrial Customers are extremely diverse. Air Liquide offers them gases and services for a wide variety of applications.

Re-energized metal fabrication

Welding and cutting processes are used widely in the automobile industry, aeronautics, shipyards, and industrial maintenance, as well as by many craftsmen. These processes represent more than a third of Air Liquide sales in the Industrial Customers business line.

New welding and cutting technologies, making great use of robots, lasers and plasma*, have re-energized the business. Air Liquide has developed a special offer for these applications, built around custom-tailored gas mixtures and related services. Launched in 2003, the Lasal Mix line was designed specifically for laser welding customers. Cap Optima and Bifocal services were inaugurated in several countries during the year: Cap Optima improves welding workshop productivity by linking each station to a central computer, while Bifocal increases laser cutting efficiency by 30% by creating a second point of convergence for the laser beam. Gas cylinders have also evolved, with valves that are safer and easier to use: following Altop and Minitop, Smartop was launched on the market in 2003. Today the three valve systems are in use on some 500,000 cylinders around the world, or about 20% of the stock of large and medium cylinders used for welding and cutting applications.

Glass, thermal treatment, helium...

Air Liquide is present in the glass industry. By injecting oxygen into furnaces, it helps customers improve their productivity and drastically reduce their nitrogen oxide emissions (NOx*), harmful to both the environment and human health. Alglass Sun, a new generation of burners that are particularly flexible and have very low levels of NOx emissions, is being tested by several large customers, particularly in Japan. Also of note in the thermal treatment of metals is the development of gas quenching* processes (ALNAT HP) to replace the more traditional oil baths, which are a source of noxious emissions. Air Liquide also strengthened its position in the helium market in 2003, a market where worldwide demand is rising steadily (see page 51). The Group signed two new supply contracts: one in the United States with Ridgeway Petroleum, the other in Qatar. The latter contract will supply the Group with half the production of a major source of helium.

Food safety – a constant concern

The agri-food industry is the second pillar of the Group's Industrial Customers business line. The sector is growing steadily and is less sensitive than others to cyclical fluctuations. Its guiding principles: food safety, product quality, cost optimization. For frozen foods, Air Liquide has developed new techniques that preserve taste while ensuring maximum hygiene and traceability. In 2003, a dozen major European food industry



Cylinder


?
Argon - Ar

Inerting wines, plasma cutting, arc welding..

This chemically inert, odorless and flavorless gas is rare, accounting for just 0.9% of the air from which it is produced. It enters into many inerting processes, particularly to combat oxidation. Such is the case for several great wines, where a small quantity of argon replaces the air between the wine and the cork during the bottling process. Argon is also used in metallurgy to avoid interaction between liquid metal and the ambient atmosphere and in plasma cutting or arc* welding (reduction of fume emissions and protection of weld joints).*


innovative applications

Polarwind tunnel

Fresh, convenient products continue to win fans: uncooked fruits and vegetables, ready-to-eat and sold in hermetically sealed packages, save meal preparation time. Air Liquide has developed a tunnel that cools fruits and vegetables to 4° C after they have been washed and rinsed and before they are bagged. Known as Polarwind, the innovation has been very popular in Italy: Linea Verde, a company specializing in fresh salad ingredients, has equipped 10 production sites with Polarwind. New developments are also under way in Spain.

players chose the Himalaya deep-freezing tunnel system, which is fully automated and economical in its use of cryogenic fluid. Another innovation in cryogenics: surface crusting that strengthens the rigidity of a product for high-speed slicing (ham, smoked salmon). This is achieved with the Crust Flow S tunnel, which has strengthened its position in Europe and is now being promoted on the Asian market. Other equipment for freezing individual products (rice, shrimp, raspberries, etc.) or coating them during production of prepared foods has proved highly popular as well.

The Group also offers a whole line of protective atmospheres for fresh or dried food products that continues to expand under international brand Aligal.

Research and analysis laboratories: the wind in their sails

Air analysis, detection of toxic or polluting substances, continuous monitoring of production lines – research and analysis activities are experiencing strong growth, sustained by evolving environmental and sanitary regulations.

Air Liquide supplies laboratories around the world with a broad range of pure gases and mixtures under the Alphagaz brand, which guarantees rigorously identical specifications and purity levels. Among the innovations of 2003 Alphatech, a solution for calibrating analyzers, got off to a great start in the United States. Thanks to a specific treatment applied to cylinders' inside walls, the composition of the calibration gas mixture remains perfectly stable over time.

Pharmaceuticals

Air Liquide developed Phargalis for customers in the pharmaceutical industry, a line with rigorous standards of quality and traceability. Following a test phase, 70 new contracts were signed in Europe in 2003.



Phargalis

Technology and service go hand in hand

Air Liquide's offer always includes a service component. Many services are closely linked to the use of gas: management of cylinder stocks, training, remote management of installations through Teleflo* (more than 13,000 worldwide). Direct gas production at customer sites continues to grow, totaling some 3,000 on-site units in 2003. This allows gas production to be adjusted precisely to needs. Other services are designed to improve customer processes, using industrial computer applications in particular.

REAL

REAL is a solution that improves the yield of aluminum recycling furnaces. A laser diode sensor continuously monitors emissions of fumes to measure the presence of certain gases that indicate how the furnace is functioning. The sensor is linked to process control software that adjusts the furnace's parameters (temperature, oxygen flow, etc.) in real time. This global solution integrates oxygen supply, burners, sensors and artificial intelligence, creating substantial savings for the customer. The environmental impact is also positive: for the same quantity of metal treated, more aluminum is recycled, less energy is consumed, and fewer carbon monoxide emissions are generated.

Strong growth of metrology and analysis

Some solutions are purely service solutions. The metrology solution, for example, involves checking and calibrating instruments to measure parameters of a given industrial process: temperature, pressure, weight, length, hygrometry, etc.
In 2003, the Group created a Metrology Division and continued to develop in this area, particularly through acquisitions: Arepa (Denmark and Sweden), ITM (Spain), and Livingston (France, Germany, Spain and Benelux) joined existing businesses in France (Métrotech) and Sweden (CEJ Measurement Services).
Analysis is another pole of expertise in which Air Liquide is interested, as is traceability: the Group's Services pole has developed solutions in this area, using electronic chips and barcodes. Another recent trend has been growing steadily: Local Customer Support* (LCS) teams, based on-site, take charge of the whole gas production process from beginning to end, from managing the stock of cylinders to installing pipelines, including developing new gas mixtures and analyzing risks. Several LCS teams specialize in metrology and analysis.


?
Nitrogen - N2

Cryogenic fluid par excellence

Inert, colorless and odorless, nitrogen is the main component of the air we breathe (78%). It's also an essential element of life. At -196° C, it becomes liquid, making it a powerful cold reservoir. Liquid nitrogen is the cryogenic fluid used in cooling, freezing and storing food products. In its gaseous state, given its low reactivity at regular temperatures, it figures in many product inerting and installation processes.

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Large
Industrie

1,999 million euros



- Air gases 56%
- Hydrogen/syngas 22%
- Energy 22%

A privileged partner of large refining, chemical and metal companies, Air Liquide supplies gases and solutions to improve their productivity and make their processes more environmentally friendly.

2003, the year of China and of hydrogen

Two major currents marked the Large Industries business line in 2003: a strong expansion of the Chinese market, particularly in metallurgy, and a steady increase in the demand for hydrogen from refineries, in particular to desulfurize fuels. Hydrogen showed the highest volume growth rate of all Air Liquide products (+13%), with 400 million euros in sales worldwide, all business lines combined.

82-52:

Gas production units for new steelworks

Steel consumption in China reached record levels in 2003 (approximately +20%). Today this country is by far the world's largest consumer and producer of steel. Many steelworks are under construction, mainly on the east coast. Some have chosen Air Liquide engineering expertise to supply turnkey gas separation units. Metallurgy is also expanding in South Korea, where the Group has started construction of an air gas unit at the Posco site in Pohang. In North America and Europe, industry consolidation continues. Arcelor selected Air Liquide to supply argon and oxygen to its Belgian facilities in Carlam, near Charleroi.
The Group also contributes to improving steelworks productivity, through its Pyrejet technology, for instance; this supersonic oxygen injection process is used in electric arc furnaces that recycle steel.
In 2003, Pyrejet facilities were launched in many countries in Europe, Asia and America. Air Liquide is also working on a carbon monoxide emissions reduction program initiated by the European metallurgy industry (ULCOS).

Regulation of fuel sulfur content


United States
ppm(1)
500
400
300
200
100
0
350
30
2001 2005
500
15
2001 2006
Europe
ppm(1)
150
50
10
2001 2005 2008
350
50
10
2001 2006 2008
Gasoline
Diesel

(1) Parts per million.


?
Hydrogen - H2

A useful gas in environmental preservation

The hydrogen atom is the smallest of all chemical elements and combines easily with other atoms. It's the essential matter in stars and the sun. Combined with a second hydrogen atom, it yields a very light gas (1 m³ weighs 89 g) that rises and quickly dissipates in the atmosphere.
As an industrial gas, hydrogen is used in refineries, basic chemicals, metal treatment, etc. It is also a tremendous clean energy carrier that propels the Ariane rocket and supplies fuel cells (see page 59).

Innovative applications



SASOL

Converting natural gas to liquid fuels (Gas to Liquid, or GTL) represents a sizeable market for oxygen. For competitive reasons, development of this new technology depends on achieving very large oxygen production units. Air Liquide met the challenge successfully: in late 2003, the Group started up the world's largest oxygen production unit (tested at 4,200 tons a day under normal conditions). The unit is the 15th designed by Air Liquide for SASOL in Secunda, South Africa. The site produces syngas from charcoal, based on a process similar to the one that will be used for GTL. The Group thus demonstrated its mastery of oxygen production technologies on an unprecedented scale.*

Fuel desulfurization: hydrogen hits high gear

The refinery market faces approaching deadlines for implementing U.S. and European regulations on reducing the sulfur content of gasoline and diesel fuels. This shift implies increased consumption of hydrogen by refineries, as hydrogen plays a key role in desulfurization processes. Refineries today produce about 90% of the hydrogen they use, but rising need is leading more of them to outsource production. Since late 2003, Air Liquide has supplied hydrogen to the Shell refinery at Anacortes, in the state of Washington (U.S.). In addition to hydrogen, refineries use oxygen to increase the capacity of certain units or gasify petroleum residues. This second application forms the core of a contract with ENI for its Sannazzaro refinery near Pavie. This success will reinforce Air Liquide's position in this industrial region of northern Italy.

Promising outlook for oxygen in natural gas conversion

Like refining activities, the natural gas business is on the verge of major change, especially with regard to converting gas extracted from deposits located far from the industrial infrastructure. When pipeline transport is not feasible, several solutions exist: liquefying the gas and transporting it by boat; or transforming it on-site into liquid fuel from which the sulfur has been extracted (by GTL*) or into methanol, a core product for the chemicals industry, and shipping it by boat. The last two solutions require great

quantities of oxygen. Projects are developing in several parts of the world, the Middle East in particular. Air Liquide is monitoring them closely and maintaining ties with key players in these areas.

Strengthened positions in major chemical basins

Another major customer is the chemicals industry, which uses large quantities of air gases along with hydrogen, often combined with carbon monoxide (CO). The Group continued to develop in this area in 2003, especially in Asia's large industrial basins, where the chemicals industry is more active than elsewhere in the world. In China, Air Liquide concentrates on a few high-potential zones such as Shanghai. In 2003, through a subsidiary owned with a U.S. company, the Group was awarded several major contracts by international chemicals companies located in Caojing, near Shanghai, for the pipeline supply of hydrogen and carbon monoxide. A gas separation plant is also under construction in this zone. In Korea, a second hydrogen and carbon monoxide production unit was launched in Yosu at the start of the year to supply BASF and four other chemicals companies in the area. In France, the Group took over Rhodia's hydrogen production unit in Belle-Étoile, near Lyon. Finally, in Antwerp (Belgium), the Group successfully inaugurated the largest hydrogen production unit in the world to supply BASF, along with the petrochemical companies and refineries in the ports of Antwerp and Rotterdam. A carbon monoxide production unit will be added in 2004. Outsourcing gas supplies is also a growing trend in the chemicals industry. Dow Chemical has contracted with Air Liquide to supply air gas at two of its sites, one in Louisiana, the other in Texas. The company previously produced these commodities in-house.



H_2/CO unit in Bernburg, Germany

Cogeneration, an efficient energy solution

Air Liquide offers particularly efficient energy solutions based on the principle of the cogeneration* of electricity and steam, a utility consumed in great quantities by industrial plants. The Group operates some 20 cogeneration units around the world, with capacities varying between 40 and 100 MW. Electricity not used by the Group or its customers is sold into the power supply grid. Following the strong demand for electricity in several European countries in the summer of 2003, cogeneration units in that zone recorded a very high level of activity for the period.


?
Oxygen - O2

More efficient, cleaner combustion

Oxygen is the most abundant element on earth, making up 89% of water and 21% of air. It is essential to life (see page 47), but also for industry, because it reacts with nearly all other molecules through oxidation. When accompanied by a high release of heat, this is called combustion. Oxygen is used to improve yields and reduce polluting emissions from the many combustion processes in the metallurgical, petrochemical and glass-making industries.


Electronics

830 million euros



- Carrier gases 28%
- Specialty gases 28%
- Chemical services and liquids 25%
- Equipment and installations 19%

In the continuously evolving areas of semiconductors and flatscreens, Air Liquide closely supports its customers with leading-edge technologies and high value-added services around the world.

Ever smaller and more powerful chips

Pulled by new applications, the electronics market is growing rapidly (an average increase of 10% annually for the past 30 years), despite the occasional short-lived adjustment. After a slowdown in 2001–2002, the market rebounded in 2003. While their capacity doubles every 18 months, semiconductors are becoming ever smaller. Today's race for integration requires nanotechnologies that operate at the molecular level. Purity is more crucial than ever in the manufacturing process. Air Liquide is up to the challenge. The Group supplies gases and liquids that are increasingly pure and specialized, along with new molecules designed for the latest technologies, such as advanced precursors.

The Group's offer evolves as fast as customer needs

Fifteen years ago, nitrogen represented three-quarters of the Group's sales in electronics. Today, it accounts for just 18% alongside other ultra-pure fluids (specialty gases, chemical liquids, etc.), equipment and services. Air Liquide has made tremendous research efforts to anticipate the needs of fabs.* Seventy researchers are involved in this activity, including fifteen as part of customer research teams. In this way Air Liquide maintains close ties with some of its customers, all of them industry leaders: Texas Instruments, STMicroelectronics, Toshiba, Altis. The Group also works increasingly with the top manufacturers of production equipment. Geographically, 2003 confirmed Asia's overriding prominence in the electronics scene. To take best advantage of Asia's dynamism, the Group decided to make Tokyo the center of gravity for its Electronics management.

700 Air Liquide staff work at customer sites

Another demonstration of close ties with customers is the crucial place occupied by services. One-third of the Group's Electronics staff – 700 people in all – work at customer sites in 10 countries. TGCM* (Total Gas and Chemical Management) teams oversee management of all gases and liquid chemicals up to the point of use: supply, quality control and measurement, maintenance, etc. In 2003, Infineon chose Air Liquide to take over TGCM* of its Dresden, Germany, plant. The Group also strengthened TGCM at TSMC in Taiwan.



300 mm silicon wafer*


?
Advanced precursors

Custom-tailored molecular design

They generally appear in liquid form and deposit an active component on silicon sheets or wafers. Why 'advanced'? Because these molecules are designed and optimized to produce a film with very specific characteristics or to be used under special conditions. Air Liquide conducts research and owns intellectual property rights on advanced precursors for niche processes with which it is intimately familiar.*



innovative applications

Generating fluor on site

Fluor (F) is an element used widely in the electronics industry for engraving or chamber cleaning processes, most often using one of its components, nitrogen trifluoride (NF_3). Recently, new equipment involves cleaning processes that use molecular fluor F_2 directly. Air Liquide therefore looked into producing fluor directly in the fab's enclosure to avoid transporting the gas. As a result it developed, in partnership with two Japanese equipment manufacturers, a pilot on-site fluor generation unit using electrolysis. After final testing in 2003, several pieces of equipment were installed in the fabs of key customers in Asia and Europe.



Flatscreens

Services include analytical expertise for all fluids in a fab,* an activity launched at the end of 2001 when the Group acquired U.S. company Balazs, which is growing in the United States and Europe and making a first appearance in Asia (Taiwan).

Behind the scenes: fluid distribution equipment

Production and installation of fluid distribution equipment is another Air Liquide strength in this business line. Two requirements must always be met: supply reliability and ultra-pure fluids. Among the major projects in 2003: the Crolles 2 site near Grenoble, France. This high-tech 300 mm fab,* representing an investment of nearly 3 billion euros by 2007, is the result of a partnership between Philips, STMicroelectronics and Motorola. Over a two-month period, Air Liquide installed and connected all fluid distribution equipment for a hundred semiconductor manufacturing machines. At the height of the project, 250 people from various Air Liquide European facilities were involved. ALES, a key player in the field, is based near Grenoble and specializes in the design and manufacture of gas and liquid chemical distribution equipment; it inaugurated its new site at Échirolles in 2003.

Strong demand for flatscreens, heavy gas consumers

While semi-conductors account for the largest share of the Electronics market, another segment is experiencing strong growth: flatscreens, in particular those using TFT-LCD* technology (+30% growth in 2003). Their manufacturing process is quite similar to that for semiconductors but requires much greater quantities of gas. World production of these screens is concentrated in Korea, Taiwan and Japan. Air Liquide signed major sales contracts with AUO – ranked third worldwide in flatscreens – for equipment and carrier gas. The Group developed a specific offer for this market, which already represents a sizeable share of Air Liquide's Electronics business in Asia.

The 'green fab' or how to treat effluents

One of the great environmental concerns of the electronics industry is the treatment of effluents resulting from processes. Hence the design of a 'green fab'. Perfluorinated gases (PFCs) required special attention because of their high impact on the greenhouse effect.* Air Liquide has developed a highly innovative solution, based on a plasma* technology, to destroy them. The UPAS (Universal Plasma Abatement System) is one element of a more global environmental services offer that the Group is developing. This new offer will combine equipment such as the UPAS, installation and analytical services with U.S. subsidiary Balazs and the support of TGCM* teams for operations, maintenance and eventually the development of site environmental scorecards. It also offers customers recycling systems using membranes for certain specialty gases.



Clean room: maintenance on gas sensors and analytical boxes


?
Plasma

UPAS, a system for eliminating PFCs with plasma

Plasma is a gaseous environment in a highly energized state, created with an electrical charge, for instance, that thus becomes an electricity conductor. This concept is at the core of the solution created by Air Liquide to break up PFC molecules resulting from fab engraving processes. As a result, more than 99.5% of PFCs are destroyed at a very competitive cost using a clean process that consumes only electricity. Close to a dozen machines have been sold or are at the testing stage in Asia and Europe.*

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Healthcare

1,206 million euros



- Homecare 41%
- Hospitals 36%
- Hygiene 16%
- Equipment 7%

A specialist in medical gases, hospital respiratory care and homecare, Air Liquide develops innovative therapeutic gas applications and new services, for example, in hospital hygiene and remote medicine.

Homecare: a global issue

Treatment of respiratory failure, diabetes, chemotherapy... Today patients can be treated and monitored at home for an increasing number of pathologies. Homecare has many advantages for patient and family, of course, but also for healthcare organizations: it offers a better quality of life and costs on average four times less than hospitalization. The result is real enthusiasm in developed countries for this type of managed care, a dynamic fueled by longer lifespans and evolving medical practices.

Air Liquide cares for more than 250,000 patients in their homes

In Europe, North America and Asia, most of Air Liquide's homecare business falls under the VitalAire and Orkyn brands. In 2003, the Group supported more than 250,000 patients, a figure that has grown five-fold in 10 years. Most services are centered around respiratory assistance: oxygen therapy*, treatment of sleep apnea, and so on. The Group's offer also extends to perfusion (chemotherapy, antibiotic or painkiller treatment) and enteral or parenteral nutrition. As a service provider, Air Liquide is the link between patients and physicians. In addition to patient materials, training and monitoring are part of the service. A 24/7 assistance program guarantees continuous proximity and monitoring for patients.
The Group's homecare business continued to grow in 2003. Among the year's highlights were the acquisition of Falck Medico in Denmark and the creation of VitalAire Hellas in Greece.

Medicasa at the leading edge of care coordination and remote medicine

Italy has gone further, local legislation permitting. Medicasa coordinates all stakeholders: doctors, prescribers, nurses, payment organizations, and so on. Medicasa introduced a total patient care service under contract with health authorities.
Its coordination team manages the patient's file, establishes a care plan, liaises with the various players, and transmits medical data in real time using its remote medical solution, Con-tel. This global service met with great success in 2003, contributing to Medicasa's excellent performance (a 34% increase in sales). The Con-tel solution has already been adopted in Belgium, where close to a dozen units have been installed, and made a first appearance on the Spanish market.



Oxygen therapy


?
Oxygen - O2

Gas of life like no other

With a few rare exceptions, all living beings need oxygen to live and produce energy: it makes up 21% of the air we breathe. As such, oxygen is essential in the field of medicine. In patients' homes, it is indispensable in treating respiratory insufficiency; in hospitals, it plays a vital role in nearly all medical procedures: surgery, resuscitation, intensive care, pain management. In France and several other European countries, it is considered a pharmaceutical product, with its own licensing procedures, and is produced in lots (under pharmacist supervision in France).


ALS con-tel V128

Telemedicine


applications

Sterilization

Sterilizing surgical instruments is a delicate, essential procedure to ensure the health and safety of patients and healthcare personnel and a key element in combating nosocomial infections. An increasing number of hospitals are outsourcing instrument sterilization to specialized companies. Wholly owned Air Liquide subsidiaries work under a single brand – Omasa.

In 2003, the Group signed several contracts in Italy and Spain.

In France, a specialized sterilization center is under construction at Bonneuil-sur-Marne, in the Paris region, to meet the demand from several healthcare establishments.

Today's medical gases are pharmaceutical products

In an increasing number of countries, medical gases (oxygen, nitrous oxide) have acquired the status of pharmaceuticals. Air Liquide healthcare subsidiaries, some of which are considered pharmaceutical companies or laboratories, comply with rigorous quality, purity and traceability standards. The Group has enhanced its offer to hospitals with new therapeutic applications. Medical gases such as Kalinox, an analgesic gas, and Kinox, used to treat pulmonary hypertension, were launched in France in 2002. They performed very well in 2003 and have started to branch out to other countries. In several hospitals, an Air Liquide team monitors the constant availability of gas in patients' rooms or operating theaters and handles facilities maintenance. Training is also provided to healthcare personnel.

Cryoconservation: a new, rapidly growing service*

Large hospitals store organ tissues and cells for grafting and research purposes. They are preserved by cold, without altering their properties, using a liquid nitrogen cryoconservation* process (-196° C). Air Liquide offers a global cryoconservation* solution that includes, in addition to nitrogen, the design and supply of equipment, a traceability system, and full management of the process. It was successful on several fronts in 2003 – Italy, Spain, Belgium and the United States in particular.
In Rome, Omasa signed a contract

with the Spallanzani hospital for the largest cryoconservation cleanroom in the country, which will serve as a benchmark for Europe. In Spain, Air Liquide Medicinal received the Todo Hospital innovation prize from the Avedis Donabedian Foundation for its cryoconservation service.

Hospital hygiene, a major public health issue

Contracted during hospital stays, nosocomial infections affect between 5 and 10% of patients in Western countries. The main prevention tool is scrupulous hygiene of hands, surfaces, instruments and ambient air. Air Liquide, Europe's leader in hospital disinfection, acts at several levels to combat this plague: through the disinfection products of its subsidiaries Anios in France and Schülke & Mayr in Germany; surgical instruments sterilization by Omasa in Italy; and a range of other services, including monitoring and cleaning air systems and training hospital staff.
The SARS epidemic of 2003 showed the importance of preventive measures in hospital hygiene. The Group distinguished itself in Vietnam in particular, where it helped Hanoi's French hospital put together a comprehensive hygiene plan and supplied disinfection products and materials.

Anesthetic, ventilation and aerosoltherapy* equipment

The Group's offer includes an equipment component. Taema (France) sells medical gas distribution systems as well as anesthesia, resuscitation and ventilation equipment. Markos-Mefar (Italy) is a world leader in aerosoltherapy* equipment, used to treat asthma and respiratory allergies in particular.


KALINOX
Kalinox

Pain relief for brief medical procedures

50% medical oxygen and 50% medical nitrous oxide, Kalinox is an analgesic gas used before brief but potentially painful medical procedures: spinal taps, sutures, in-hospital dental surgery... It was first approved for use in France in 2001. Since then, sales have expanded gradually to include other European countries.



Disinfection products


Related Activities

1,005 million euros



- Welding materials 42%
- Engineering and Construction 25%
- Chemicals 18%
- Diving 15%

From tanks for the Ariane rocket to sophisticated cryogenic systems to soldering units and diving gear: equipment that in all cases showcases Air Liquide's competencies and technologies.

Welding-cutting equipment and consumables

The welding equipment (soldering units, metal cutting machines, etc.) and consumables business is concentrated mainly in Europe through Air Liquide Welding, under three key brands: FRO, Oerlikon and SAF. In 2003, a large equipment contract was signed with Italian shipyard Ficantieri, and SAF launched shop@saf on the e-business marketplace. Two technological innovations of note: Cibel, a nearly noiseless torch that was awarded a prize from France's department of the environment, and a new plasma welding control system – HPC Digital Process.

Engineering: a year of intense activity

The 1,400 members of Air Liquide's engineering teams around the world build gas production plants for the Group and third-party customers. They work out of five centers located in France, the United States, Japan, India and China. The latter center, located in Hangzhou, increased its production capacity considerably in 2003 and doubled the number of contracts it signed compared to 2002.
2003 also witnessed intense hydrogen activity, with the start-up of large units in the U.S. (Shell in Anacortes) and Belgium (BASF in Antwerp). A third unit is under construction at Chevron Texaco's site in El Segundo, California. Another successful start-up involved the largest gas separation unit in the world at SASOL, in South Africa, to gasify coal (tested at 4,200 tons of oxygen daily under normal conditions).
In Qatar, Air Liquide engineering was awarded a contract to build a helium purification and liquefaction plant.

Aeronautics and space

Several of the Group's units focus on the space industry. In Guyana, a unit is dedicated to the Kourou Ariane 5 European rocket launch site, supplying all gases and related services. The Cryospace subsidiary (55% Air Liquide, 45% EADS) is building the rocket's hydrogen and oxygen tanks in Mureaux, near Paris. The Advanced Technology Division (ATD), located near Grenoble, France, participates in several aspects of the Ariane program, including construction of upper level cryogenic tanks for Ariane 5 Évolution's launcher, which is now being tested. ATD is active in cryogenics (satellites, research) and aeronautics too. NASA has also been an Air Liquide customer for more than 30 years. The space industry is a customer of various Group units at NASA's space center at Merritt Island, Florida (U.S.) and NASDA's space centre in Tanegashima (Japan).

Specialty chemicals: promising prospects in Asia

SEPPIC designs and manufactures surfactant products used in cosmetics, pharmaceuticals and specific industrial applications.
In 2003, pursuing international development, the Group's subsidiary made inroads in Germany and strengthened its units in China to take advantage of that market's growth opportunities, in particular with regard to veterinary vaccines. Cosmetics applications recorded strong growth, especially in the United States and Asia.

Diving

Aqualung designs and sells a full line of professional and recreational diving equipment and products.
Of note in 2003 was the successful launch of a new line of diving equipment.



?
Helium - He

Gas from the ground

Helium is abundant on the sun but nearly absent from earth's atmosphere. It is found in low concentrations in certain natural gas deposits. It is separated, purified and liquefied at special facilities. A very light gas, helium is colorless, odorless, non-flammable and completely inert. It has many high-technology applications: cryogenics (especially in space), laser welding, superconductor magnets, magnetic resonance imaging, fiber optics, electronics, diving and of course the traditional filling of balloons.

Safety and environment



"Safety is and will remain our number one priority."
Benoît Potier, Chairman of the Management Board

Employee safety

Safety: the number one priority

More determined than ever to reduce the number of accidents, Air Liquide has been pursuing a vigorous policy on all fronts, including training and awareness programs for customer and supplier staff (for example, on the risks of anoxia, or oxygen deficiency). The lost-time accident rate for 2003 dropped considerably from 2000, to 2.3. This represents 136 accidents over a worldwide workforce of 31,900. The Group has thus returned to the safety performance it achieved in 2002, before the amalgamation of new companies whose accident rate was higher than the Group's average.

Clear safety improvement in Healthcare

Better results were the product of intense efforts by all units in 2003, particularly Healthcare, which halved its accident rate. In France, for example, homecare staff placed great emphasis on road safety: in addition to enhancing driver training, accident types were analyzed to suggest areas for action, including for example, how site visits are organized. Three times a year, thematic campaigns

See pages 146 to 148 for safety and environmental indicators for the Group's gas production units.


Number of accidents
Accident frequency rate (number of accidents per million hours worked)
400
350
300
250
200
150
100
50
0
8
7
6
5
4
3
2
1
0
361
359
234
179
192
214
188
207
164
135
134
167
194
136
6.5
6.4
4.3
3.4
3.8
4.2
3.4
3.7
2.9
2.4
2.3
2.8
3.2
2.3
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Number and rate of lost-time accidents for the Group

are organized throughout the company. A tutorial was also developed for new drivers, along with annual refresher courses. Other actions were taken to reduce accidents related to handling heavy objects: training was part of the solution, along with automation of some tasks to limit the manual handling of certain types of loads, use of power tailgates on delivery vehicles, and so on.

Risk management

Making installations secure and safe

Air Liquide's safety and risk management policy is based on operational unit management accountability. A team of experts in hygiene, safety, the environment and risk management supports managers in all units. An experience-sharing system is in effect worldwide, and lessons learned from the most significant accidents or incidents support continuous improvement in procedures and methods. In 2003, the Group analyzed the risks associated with several processes (air gas, hydrogen, syngas and acetylene), systematically identifying risks along with the appropriate

SEVESO 2

The European Seveso 2 directive focuses on preventing major industrial risks. It applies to all installations where hazardous materials are present in excess of certain quantities. These establishments are placed in one of two categories, based on the quantity of substances present: Seveso 2 'high level' and 'low level'. In Europe, 94 Air Liquide sites have been classified 'low level' and 17 'high level', mainly because of their stocks of oxygen.

protection and prevention measures.
In addition, all 280 air separation units worldwide underwent a detailed audit in 2002-2003, a procedure scheduled to be repeated every three years. New projects involving non-standard installations are subjected to special risk analyses, with particular attention to implementation of new technologies.

Global consistency in industrial system procedures

The Group also launched a world harmonization program in 2003, focusing on procedures used to operate and maintain its industrial operation.
The goal is to improve safety and industrial performance in terms of reliability (reduce stoppages).
All corresponding technical documentation will be reorganized and unified. This consistency exercise is crucial given the greater number of units worldwide, their capacities and the increased complexity of operations, and the Group's geographic development outlook.
It is also in line with the desire of Air Liquide's international customers to find the same industrial management system around the world.

Redirecting production at certain sites as needed

Sometimes, risk management entails making changes to an industrial site, such as Castres (southern France), initiated in 2003. This site houses a portion of SEPPIC's activities, one of the Group's specialty chemicals subsidiaries. The site's environment has become urbanized as the city has expanded, and it has been classified Seveso 2 'high level' (see sidebar), mainly because it stores ethylene oxide and propylene oxide. By 2007, nearly all these products will be moved to the new Antwerp plant in Belgium, which is located in an exclusively industrial zone. The Castres site will then be classified Seveso 2 'low level'. Beyond reducing stocks, the industrial change program – resulting from an extensive consultation process with management, local elected officials and residents – involves orientating production toward other high-growth applications that increasingly use plant-based raw materials.
A reduction in risk level has thus been achieved while renewing the site's industrial activity.

Safety studies strengthened for new technologies

Given their innovative nature, some projects don't lend themselves to the usual risk assessment techniques.
In these cases, Air Liquide establishes a special structure piloted by a technical risk management steering committee composed of international experts. This committee, which also enjoys the support of experts outside the Group, ensures the rigorousness of the methodology adopted and validates all technological choices. In 2003, two projects underwent such a process. The first involved on-site production of fluor for customers in the electronics field. The second dealt with three hydrogen distribution stations for urban transportation pilot projects in Spain, Luxembourg, and Japan.

See pages 146 to 148 for safety and environmental indicators for the Group's gas production units.

Emergency plan for preventing SARS-related risks

Spring 2003 was marked by a SARS (Severe Acute Respiratory Syndrome) epidemic that affected several Asian countries and Canada. Air Liquide set up a complete program of preventive measures to ensure staff safety and prevent any work stoppages.
Trips to high-risk zones were curtailed and replaced by video and teleconference meetings. In Taiwan, teams were assigned to two sites for a few months and were subjected to stringent prophylactic measures, as were their colleagues in China.

indicators


100
90
80
0
100.0
96.0
92.8
92.0
91.4
1999
2000
2001
2002
2003

Trends in energy consumption per m³ of gas produced by air separation units

Respect for the environment at Air Liquide sites

Since Air Liquide's business focuses in large part on air separation, it is by nature environmentally friendly.

Air separation units: striving for energy efficiency

The Group operates 280 air separation units around the world that use a renewable raw material: oxygen, nitrogen, argon and, at several sites, rare gases. Their main consumption is electrical energy: worldwide, the units consume 1,930 megawatts of electricity at any given time, the equivalent of the output of two nuclear power units. Air separation units do not involve combustion, so they do not emit carbon dioxide, sulfur or nitrous oxide into the atmosphere and are therefore environmentally responsible.
Through energy efficiency programs launched several years ago, Air Liquide continues to reduce the quantity of energy consumed per cubic meter of gas produced. Over the past five years, consumption has dropped by approximately 9%. The new turbines installed at the air separation unit in Böhlen, Germany in 2003, for instance, led to a 10% reduction in energy per cubic meter while production capacity increased by 15%.

Cogeneration units: a positive energy balance sheet

Cogeneration units produce steam and electricity simultaneously using natural gas or refinery and petrochemical by-products. This technology is 20 to 30% more energy-efficient than producing steam and electricity separately. A cogeneration unit emits less carbon dioxide and therefore contributes to reducing the greenhouse* effect. Together, the Group's 15 cogeneration units around the world prevented the emission of 856,000 metric tons of carbon dioxide into the atmosphere in 2003. Air Liquide is also working to reduce nitrous oxide (NOx*) emissions: using a new generation of burners, the Bayou (Texas) cogeneration unit has considerably reduced its NOx* emissions, even bettering the official standards. U.S. regulations therefore allowed it to sell its NOx* credits to a neighboring company that had exceeded its quota.

Hydrogen and carbon monoxide production units

Hydrogen is essential for desulfurizing fuels to reduce transportation-related sulfur oxide emissions (see page 40), while carbon monoxide is a raw material widely used in the chemicals industry. The two gases are produced from hydrocarbons, a process that emits carbon dioxide. Air Liquide has some 30 units of this type but is helping to reduce emissions by replacing older units with higher performing facilities. In some cases, Air Liquide recovers hydrogen found in gas waste from industrial facilities before it is burned. This reduces the quantity of carbon dioxide that would otherwise have been emitted in producing the hydrogen.

European directive on CO_2

The European directive on carbon dioxide (CO_2) emission quotas will come into effect in 2005. What impact will this have on Air Liquide? Air separation units emit hardly any CO_2, so only the largest cogeneration units, which produce hydrogen and carbon monoxide, will be affected. The European subsidiaries are closely following implementation of the guideline in their countries of operation and ensuring that all their units are taken into account in national allocations of CO_2 emission quotas. The Group is coordinating at the European level.

IDLING PROGRAM

In Canada, an awareness program encourages drivers to turn off their vehicles instead of allowing engines to idle. The goal is to reduce fuel consumption, carbon dioxide emissions and noise pollution. As an additional precaution, the 300 trucks belonging to Air Liquide's subsidiary are equipped with a system that automatically turns off the motor after five minutes of idling. For diesel vehicles alone, fuel consumption dropped by more than 13% in 2003, a savings of 750,000 liters.

See pages 146 to 148 for safety and environmental indicators for the Group's gas production units.



The Priolo (Sicily) air separation plant has adopted a new system to recycle water from its condensers

ISO 14001

Most Group sites have embarked on the ISO 14001 certification process, an international environmental benchmark. In 2003, Air Liquide had a total of 21 ISO 14001 certifications. The scope of certified activities varies from: production sites (Large Industries in Europe), pipeline systems (northern France, southern Belgium), activities (Electronics in Europe, specialty chemicals), subsidiaries (in Germany, Japan, Tunisia...).

On-site units: trucks drive fewer kilometers

Air Liquide has developed on-site nitrogen, oxygen and, more recently, hydrogen production units for several of its industrial customers. In addition to allowing gas production to be tailored to customer needs, on-site installations reduce truck deliveries, a source of carbon dioxide emissions. In 2003, Air Liquide delivery trucks worldwide traveled 303 million kilometers. They would have driven an additional 55 million kilometers had these 3,000 on-site units not existed. Another important element is pipeline supply to large customers from the Group's own production units. Pipeline systems combine safety and environmental responsibility. In addition, the Group has many measures in place to reduce waste in all forms: selective sorting of waste, recycling of manufacturing by-products and residual cylinder gas, etc.


ARIA

Aria Technologies is a Group subsidiary specializing in atmospheric emission dispersion modeling (particles, smoke, polluting gases, etc.). In 2003, it carried out projects in several areas:

- *a study of air quality in Rio de Janeiro under a World Bank program,*
- *modeling the impact on air quality of partial covering of the peripheral beltway around Paris to determine which zones to cover first,*
- *real-time analysis of atmospheric waste dispersion for a petrochemical plant in Oman in order to adapt treatment processes,*
- *macroscopic study of the pollution impact of Chinese provinces on neighboring provinces.*

Respecting the environment at customer sites

Oxygen solutions help customers produce more cleanly

Air Liquide develops solutions to help customers optimize their manufacturing processes, treat effluents and limit atmospheric waste emissions, particularly greenhouse* gases. Injecting oxygen into furnaces (blast furnaces, glass furnaces, boilers, etc.) improves combustion efficiency and reduces nitrous oxide (NOx*) emissions.
In addition, this technique, called oxycombustion, burns residual gases resulting from manufacturing processes, thus curtailing natural gas consumption. Oxygen also contributes to energy production using petroleum residues and is involved in sulfur-free fuel manufacturing from natural gas (GTL process, see page 40).
In another clean application, oxygen is used to treat waste water and garbage. In incinerator installations, it helps reduce the volume of smoke produced by a factor of seven. In Singapore, Air Liquide has developed an oxygen solution to improve the functioning of Glaxo SmithKline Beecham's water treatment plant.

Hydrogen, ozone, membranes, plasma... a broad spectrum of technologies

The list of innovative, environmentally friendly applications is long. Here are a few significant examples: Hydrogen is used to desulfurize fuels (see page 40); ozone replaces chlorine in bleaching pulp for paper making and treating water; perfluorinated gases from electronics industry cleanrooms are destroyed using plasma* (see page 45); organo-volatile components are recycled through liquid nitrogen cryocondensation or membrane separation. Membranes are used as well to recycle certain specialty gases employed in the electronics industry: in 2003, Infineon adopted this solution to recycle sulfur hexafluoride (SF6) at its Vilach, Austria, site.

New advances in hydrogen, a clean energy carrier

Hydrogen is a clean energy carrier: used in fuel cells, its reaction with oxygen generates electricity while releasing nothing but steam.



Cibel, a new and nearly noiseless torch, received the Décibel d'or award from France's department of the environment

See pages 146 to 148 for safety and environmental indicators for the Group's gas production units.


JHFC
JAPAN AIR GASES

Hydrogen filling station in Tokyo

Air Liquide has been conducting research in this area since the early '90s, mainly on applications involving energy generators and urban transit. In 2003, the Group achieved significant advances in both areas.

Fuel cells for mobile phone systems

Another fuel cell application: stationary electricity generators to feed isolated sites, such as GSM (mobile phone) relay points, where hooking up to the electrical grid is too costly. The fuel cell solution proves advantageous over more polluting diesel generators (noise, carbon dioxide emissions) and solar panels, which are constrained by the need for batteries to store the electricity produced. Several projects are under way in this area.

Three hydrogen stations for urban transportation pilot projects

Air Liquide designed and installed three hydrogen filling stations in 2003, to supply experimental vehicles equipped with fuel cells. The first two – in Madrid and Luxembourg – are part of a European Union program on clean urban transit in Europe (CUTE). The third, in Kawasaki, near Tokyo, is part of a Japanese government project and supplies both buses and cars. For these stations, Air Liquide developed a technology for the rapid transfer of large quantities of hydrogen at very high pressure (350 bars).


Roller Pac
– a mobile
multi-use
fuel cell

Roller Pac is a mobile fuel cell (2kW) designed and developed by Axane, an Air Liquide subsidiary. A generator of clean energy (no emissions), it is simple to use and above all quiet. This last asset is of particular interest to emergency teams at accident sites, for whom noise is a major nuisance. Roller Pac was presented at the Hanover Fair in Germany and the Miami conference on fuel cells in the United States. In France, it received a design award.


Women and Men
AIR LIQUIDE
AIR LIQUIDE

Diversity

Diversity lends dynamism, takes many forms

Air Liquide is an international group serving all manner of customers in all parts of the world in fields as varied as refining, healthcare, electronics and aerospace. This diversity in geographic location, business sector and customer profile finds an echo in the Group's teams: employing a full range of nationalities, skills, specialties, ages and backgrounds works to the company's greater benefit. This diversity results from Air Liquide's focused efforts to derive all the synergies difference might offer by encouraging geographic and professional mobility, transfer of know-how and information exchange – all sources of innovation.

Multicultural teams

Air Liquide's 150 senior managers come from 25 countries. Most of them have international experience, whether from postings abroad, project management assignments, or participation in international activities. In 2003,

See page 145 for indicators on the women and men of the Group.

the Group counted 250 expatriates representing 36 nationalities. This multicultural reality encourages the dissemination of competencies inside the Group.

More women in positions of responsibility

Diversity also means a balance between women and men. The steps the Group has taken toward this goal in the past few years are starting to bear fruit. Worldwide, 14% of engineers and managers are women, and women accounted for 24% of new hires in this category in 2003. In France and the United States, for example, close to half the university graduates hired by the company are women. Following a European Commission study highlighting the decline in numbers of young women choosing the scientific stream, several large companies, including Air Liquide, initiated a strategy for increasing the number of women opting for research and development. Finally, among employees the Group has identified as 'high potential', over 20% are women – a figure that has more than doubled since 1999.


indicators
Total Group employees

Increase over four years


32,000
30,000
28,000
0
30,300
30,800
30,800
31,900
2000
2001
2002
2003

Distribution by geographic zone


Africa 4%
Asia-Pacific 13%
France 32%
Americas 23%
Europe (excl. France) 28%

Age distribution


50
40
30
20
10
0
16%
33%
29%
20%
2%
under 30
age 30-39
age 40-49
age 50-59
over 60

A balanced age pyramid results from the sustainable management of competencies

Women and Men

Competencies

Motivating career prospects

Employees have opportunities to perform a great diversity of functions over the course of a career, thanks to numerous bridges between technical, managerial and sales positions and sectors of activity. A few examples illustrate this mobility: a business development manager for ozone became responsible for corporate recruitment; an Industrial Customers associate joined a Local Customer Support* Electronics team; a project head in the Services Division was named head of a homecare agency; a technician moves into a commercial role, and so on. Opportunities for geographic mobility are also plentiful within the Group. In 2003, for instance, several Air Liquide Taiwan employees took new positions in Japan, France and China.





Career development forum in the United States

In response to comments in an employee survey, Air Liquide America (U.S.) organized a career development forum in Houston, Texas, in 2003. The goal was to offer employees information on career advancement possibilities and opportunities within Air Liquide. The Group's various activities were represented, along with key businesses. The event provided a forum for information exchange about qualifications, training and career paths.

Competencies management anticipates needs

To anticipate evolving human resources needs, the Group adopted a formalized competencies management process that is being deployed gradually in all units. The competencies needed for each position are described in detail, allowing for objective, individualized monitoring of employees for career advancement purposes. At the Group level, all employees must review their progress periodically through a performance assessment with their immediate supervisor. Sixty percent of employees did this in 2003.
Senior management positions are subject to a worldwide process: in each country, promising employees are identified to fill future positions in other countries, where they will benefit from international experience. This talent pool now counts several hundred employees from 35 countries.

See page 145 for indicators on the women and men of the Group.

Wide visibility of profiles

Air Liquide strives to give wide international visibility to staff profiles, competencies, and aspirations, optimizing contact opportunities with Group employees. In-depth reviews are conducted by business line or functional area – for instance, engineering in 2003.
The resulting inventories are being expanded steadily at the local, subsidiary, country and functional level.

Two main career paths: technical expertise and management

Air Liquide's technical expertise constitutes a major competitive advantage, so the Group decided to establish a more formal and systematic recognition system for its engineers and technicians. With the Technical Career Ladder program, the Group's technical experts can achieve real career success without having to move to the management track. Launched in 2002, the program led to the appointment of a first cohort of 256 experts. Remuneration levels are comparable to those in the management track, and international training is under consideration.

International partnership with major universities and schools

Competencies management includes a hiring policy intended to bring in the expertise the Group needs to continue its development in emerging knowledge areas. The Group also seeks out young international talent. Launched in 2002, in partnership with several universities and schools around the world, the International Internship program welcomes interns from renowned institutions of higher learning. In 2003, students from 13 countries joined a number of Air Liquid units on two-month internships, and several have since joined the Group.

Decentralized training organization

Training is a key tool for enhancing skills: it is deliberately decentralized to respond better to each entity's needs and special requirements, with particular emphasis on safety. Several training modules are designed around international themes. About 3% of total payroll is allocated to training. In 2003, employees around the world received an average of two and a half days of training.


Technical Career Ladder

*The Technical Career Ladder program includes four recognition levels with regard to technical expertise: Expert, Senior Expert, Fellow and Senior Fellow. Five international selection committees pored over applications from around the world for the first two levels in 2003, resulting in the appointment of 200 experts and 56 senior experts. The Group already had 18 fellows, a distinction created in 1992.
This recognition program improves the Group's acknowledgement of its key technical experts and its management of their development.*

Recognition

Remuneration system values performance

Employee remuneration is based on competence and contribution to corporate results.
Thus for 36% of Group employees, a portion of salary (excluding profit-sharing) is tied to individual and team performance and Air Liquide or entity results.

Equity investment: 50% of employees own shares

Group employees own 0.9% of Air Liquide's capital (50% are shareholders). Employee equity investment strengthens involvement and long-term interest in the Group's performance. Since 1986, eight increases in capital stock have been reserved for employees, expanding steadily to include all teams around the world.
Stock options provide additional motivation for those who contribute, at their individual level and in a significant way, to the Group's development.

Open house at Schelle

Each year, on Belgium's national corporate discovery day, Air Liquide hosts an open house at one of its sites. In 2003, the Schelle unit, which produces pure gas and gas mixtures and processes helium, welcomed 1,100 visitors, including elected officials. Visitors saw the results of the plant's recent transformation and were particularly impressed by the many applications for pure gases in areas such as the environment, quality control, the food industry, and healthcare.

European Electronics School

Located in new premises in Échirolles, near Grenoble, France, Air Liquide's European Electronics School organized some one hundred training sessions for more than 700 people, a 15% increase over 2002. On the agenda: safety and risk prevention; gas and liquid chemical operations, electronic technologies. Modules are designed for Air Liquide staff but attendees also include students, suppliers and customers.

From social to societal

Air Liquide is one of the companies listed in the ASPI (Advanced Sustainable Performance Indices) Eurozone Index established by Vigeo (an independent agency that rates corporate social responsibility). The index tracks the 120 leading Eurozone public companies with the best performance according to various sustainable development criteria.

Independent and world citizen

Throughout its long history, Air Liquide has guarded its independence - independence from power and independence from non-professional organizations - and this is a principle to which it still adheres. Independence does not mean indifference, however. On the contrary, at each of its locations around the world, Air Liquide is a good corporate citizen, complying with local, national and regional regulations. In Europe,



Air Liquide's site in Guadeloupe

See page 145 for indicators on the women and men of the Group.

Air Liquide has appointed a European Group Committee – whose membership includes 23 employees from 11 countries – that is engaged in an information and consulting process on corporate operations. Given its decentralized structure, the Group has always put the emphasis on local initiatives. Units in the United States, Brazil, Argentina, Morocco and Thailand, for instance, have developed their own ethical standards or codes of conduct. With regard to environmental responsibility, Air Liquide adheres to the world chemical industry's Responsible Care commitment. In France, the Group belongs to the *Entreprises pour l'Environnement* (companies for the environment).
In the Healthcare sector, the Group participates, for example, in SIDA Entreprises (companies fighting AIDS), launched in 2003 by the *Conseil Français des Investisseurs en Afrique* (French council of companies with investments in Africa) and 13 international groups.



Sustainable development brochure

Air Liquide has published a brochure summarizing its vision and principles for sustainable development. Intended for the Group's 31,900 employees, the brochure has been translated into 11 languages so that all teams widely understand and share the concept. The document was also distributed to Air Liquide's 130,000 registered shareholders. It is available on the Group's website (www.airliquide.com) and Intranet site.

Community participation

In the field, Air Liquide companies take steps to become part of the surrounding society: open houses, meetings with neighboring residents, elected officials and associations, participation in charitable campaigns, and so on. In Brazil and South Africa, for instance, the Group's subsidiaries are deeply involved in the fight against AIDS. In the United States, a large number of employees participated in the March of Dimes WalkAmerica, a walk to collect funds to help premature babies and children with disabilities. In France, many teams have long supported the fight against genetic diseases through the Telethon.



March of Dimes WalkAmerica

Supplier relationships

The Group's annual purchases follow a precise, rigorous and documented methodology. The bidding and supplier selection process is transparent and equitable, complying with competition laws, regulations in effect, and best practices. These principles apply at all levels – from local purchases to international negotiations – and are coordinated by the Group Procurement Department.


Innovation and technological progress
Krypton: Kr - Nitrous oxide: N2

Imagining and developing new solutions

R&D, Innovation

Air Liquide's 550 researchers focus on three major thrusts: sustainable development, advanced technologies, and healthcare and hygiene. More than half the Group's R&D budget is devoted to environment-related work: energy efficiency, cleaner production processes and new energy sources.
The research mission is to develop innovative and competitive gas production technologies, as well as new applications and service offers, and to create and transfer technical expertise within the Group while maintaining an active watch on technological developments. Engineering teams, an important driver for innovation, focus on gas production, as does the Advanced Technology Division, which specializes in cryogenics at very low temperatures.
The Services Division, for its part, develops high value-added solutions based on information technology.
Innovation is also part of the everyday mindset of Group employees. Innovation Day, held annually in November, and the inventor recognition program demonstrate the importance Air Liquide attaches to innovation in the field.

See page 145 for innovation indicators for the Group.

236 patents

The Group's dynamic spirit of innovation is reflected in the numerous patent applications it submits each year to protect its technological heritage.
Air Liquide is the world's top patent applicant in industrial gases and one of the top 10 in France. Its global portfolio includes 7,035 patents covering 1,961 inventions.
The Group applied for 236 patents in 2003.


indicators

- *budget: 150 million euros*
- *550 researchers representing more than 25 nationalities*
- *8 research centers (France, Germany, the U.S., Japan)*
- *1,961 patented inventions*
- *more than 100 industrial partnerships*
- *more than 100 international collaborations with universities and research institutes*

Innovation in 2003



Desorption system for 300 mm wafer* allows trace analysis of organic material on wafers

Technologies in all our businesses

Unending electronics revolution

Technologies evolve very quickly in electronics. New-generation wafers* (300 mm) contain twice as may chips as their predecessors, the result of unprecedented miniaturization. The corollary for Air Liquide: a growing need for ever purer fluids and fundamental change in the nature of the fluids in demand. New molecules - known as advanced precursors (see page 43) - are making their debut. Group researchers are working on several of these molecules, in partnership with equipment manufacturers.

Innovation and technological progress

Air Liquide has also made strides in new analysis techniques to track impurities in fluids and manufacturing process atmospheres, thanks to new analytical techniques. Detection of impurities is now possible at the ppt* level – parts per trillion.

Helium-cooled infrared satellite cameras

Aerospace is another heavy consumer of advanced technologies. Cryogenics systems developed by Air Liquide, which approach the limits of absolute zero (-273° C), require years of research and testing. Among the most recent achievements: superfluid cryogenic or helium cooling systems for infrared cameras on European satellites Herschel and Planck. They will be launched in 2007 to study the origins of the universe. The Group also has leading-edge expertise in aeronautics, including its nitrogen membrane production technology for inerting airplane fuel tanks to ensure greater safety. The technology was tested successfully in 2003 by the U.S. Federal Aviation Administration, in collaboration with NASA.

Healthcare, hygiene and food: traceability and performance

The demand for product traceability is increasing steadily, especially in the healthcare and food industries.



Supplying cryogenic helium to equipment at CERN (European Organization for Nuclear Research), in Geneva

SCADA

Air Liquide's Services Division designed a multi-parameter industrial IT solution for Brascan, one of Canada's largest private electricity producers. The solution is based on know-how developed by Keops, a Group subsidiary, and on models developed to optimize energy use in gas production units (SCADA). It uses predictive management to improve the productivity of five dams on the Lièvre River. Production planning is based on statistical forecasts of water intake, demand for electricity, price trends, and so on, while also taking environmental and operational constraints into account.

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See page 145 for innovation indicators for the Group.

In France the Services Division developed a medical gas cylinder traceability solution based on electronic chips. Analogous solutions have been developed for several food products. In addition, given the increasing complexity of certain customer processes, the Group's teams are being challenged to come up with increasingly selective and focused offers. This is what led to development of the Cryosoft tool: this expert software program allows technical sales teams to design offers – including fluids, equipment and services – for deep-freezing tailored to the foods to be frozen.

Hydrogen, a clean energy carrier: first real-life experiments

Committed to finding environmentally responsible solutions, Air Liquide is exploring hydrogen's potential applications as a clean energy carrier. The Group is active throughout the fuel cell chain: production, warehousing and distribution, and use in fuel cells. In 2003, Air Liquide took part in field testing under the European Union's CUTE program (clean urban transit in Europe) and a Japanese government program (see page 59). In addition, the Group is taking its first steps in selling stationary electricity generators using fuel cells (see page 59).
Buoyed by the Group's contributions to the space industry, Air Liquide researchers are working on storing hydrogen in liquid form (cryogenics) as well as in gaseous form in very high pressure tanks – up to 700 bars, or three times that of regular cylinders. The Group is exploring this second avenue in partnership with the French atomic energy commission. Approaches to storing hydrogen are also the focus of a research project for the European Union – STORHY (hydrogen storage systems for automotive applications) – with Air Liquide as an active partner.

Novel solutions for recovering carbon dioxide

Another environment-related research stream is reducing carbon dioxide (CO2) emissions, whose greenhouse* effects are widely known. A first phase consists in recovering CO_2 from industrial gas flows. In 2003, for example, Air Liquide launched a membrane purification system that recovers more than 80% of the CO_2 from natural gas processed by the Santos group in Australia. In the United States, an experiment is under way to concentrate CO_2 from coal-based thermal boilers. Once recovered, the CO_2 can be purified and reused for industrial purposes. Other avenues under study include underground confinement of CO_2.


?
Carbon dioxide CO

Greenhouse* gases a research focus

A combination of carbon and oxygen, carbon dioxide (CO2) is generated by combustion, fermentation, and human exhalation. Its greenhouse effects place it at the heart of environmental protection concerns. Efforts to reduce CO_2 emissions are coupled with research into ways to confine it underground, in abandoned coal mines, for example, or former oil fields. Air Liquide participates in two research programs on the sequestering of CO_2, one in Poland, piloted by the European Union (RECOPOL), and the other in the Illinois basin in the United States, in collaboration with three public geological institutes under the supervision of the U.S. Department of Energy.


Inventors Day

Each year, Air Liquide salutes its inventors, whose patented innovations contribute to the Group's development. Seventy-six inventors were honored in 2003 at a ceremony held in Paris, presided over by Benoît Potier. First prize was awarded to a multidisciplinary team of five inventors with diverse profiles and nationalities. This prize is a good demonstration of international cooperation at work within the Group; the team developed an inerting mechanism for a welding machine for electronic components (ALIXT LT). At the individual level, first prize went to the technician responsible for inventing the Crust Flow crusting tunnel (see page 36). Technicians represented one-quarter of the 76 inventors honored.

Heavily involved teams

The Internet: efficiency and service

The Internet is a formidable tool for information dissemination and data exchange. Air Liquide has seen the development of 60 Intranets based on a great range of perimeters: whether at the level of country, business, market or function (safety, environment, human resources), the Group's Intranet is accessible to all employees and is expanded regularly to include new sections. Air Liquide also develops many personalized and secure on-line services for its customers. An example is Baical, an Extranet intended for market welding and cutting distributors. Launched in Belgium in 2003, the Extranet is designed to simplify distributors' transactions with Air Liquide and with their own customers. It also provides inventory monitoring and access to Air Liquide documentation. Of note on the Group's own Internet site is the new 'Essential Gas Data Book', which covers more than 130 gases and provides a wealth of information: physical and chemical properties, safety (MSDS), applications in industry and healthcare, materials compatibility, and so on.



Baical Extranet

Budding innovators

The Group's Innovation Contest, held in 2002 as part of Air Liquide's 100th anniversary celebrations, shone the light on the multitude of innovations that employees create daily in the solutions offered to customers or in carrying out the Group's operations. To recognize and encourage innovation in the field, Air Liquide established an Innovation Development Department, and 'innovation facilitators' were appointed in many countries in 2003. In addition the company sponsors an annual Innovation Day on November 8, to mark the anniversary of Air Liquide's creation. Each entity has full latitude to develop a program for the day that reflects local realities. The first edition mobilized more than 7,000 participants in some 30 entities, highlighting numerous innovations. In Taiwan, for instance,

82-522

See page 145 for innovation indicators for the Group.



Innovation Day in Taiwan



... and Egypt

both suppliers and employees were invited to participate in an innovation contest. Elsewhere, particularly innovative employees were recognized, while in France, Germany and Spain, companies challenged their teams on specific innovation themes.

Comprehensive improvement process

Air Liquide also innovates to improve the Group's overall efficiency. The period 2001–2003 was marked by an ambitious cost-reduction program covering all businesses. The objective of cutting costs by 300 million euros (based on costs in the year 2000) was achieved.
At the end of 2003, a new program was launched, on the broadened concept of productivity and efficiency. This improvement process is based on identifying best practices by area and deploying them throughout the Group. Among its goals are reducing the time it takes to bring an innovation to market.
Several recent trends already point in that direction, in particular the strengthening of a European platform grouping shared resources: IT, purchasing, international negotiating teams, market-specialized networks of experts, and industrialization process teams providing support to field operations. Considerable attention was devoted to harmonizing European information technology systems in 2003; by 2006, all European subsidiaries will share the same tool, the same data, and the same management processes, harmonized to reflect best practices.

QUALITY PROCESS

By respecting local initiative and Air Liquide's culture of decentralization, the Quality process is making rapid progress within the Group. Some 50 entities in 25 countries are certified ISO 9000, for a total of more than 260 certifications. The quest for ISO 14001 environmental certification is also making tremendous progress (see page 57).

Calendar

28 April	1st quarter sales
12 May	General Shareholders' Meeting
18 May	Dividend payout
18 May	Lyon: Shareholder Information Meeting
26 May	Rouen: Shareholder Information Meeting
8 June	Toulon: Shareholder Information Meeting
14 June	Allocation of bonus shares (1 for 10)
29 June	Annecy: Shareholder Information Meeting
27 July	Half year sales
6 September	Half year results
28 October	3d quarter sales
4 November	Brest: Shareholder Information Meeting
19-20 November	Actionaria fair at the Palais des Congrès - Paris
9 December	Orléans: Shareholder Information Meeting

Information on your shares and direct registered account

N° Vert 0 800 16 61 79
Toll-free number (France only)
From other countries: +33 1 57 05 02 26

actionnaires@airliquide.com
www.airliquide.com

Air Liquide
Shareholder Services
75, quai d'Orsay
75321 Paris Cedex 07

L'Air Liquide S.A.
Run by a Management and Supervisory Board established for the study and application of processes developed by Georges CLAUDE with issued capital of 1,088,138,876 euros
Corporate headquarters:
75, quai d'Orsay
75321 Paris Cedex 07, France
Tel: +33 (1) 40 62 55 55
R.C.S. Paris 552 096 281

AIR LIQUIDE

82-522

Management Report

Contents

Key figu[illegible] ...e Group

In 2003, Air Liquide continued to grow, reporting net earnings of 726 million euros (+7.4% in constant currencies) and net earnings per share of 7.36 euros (+8.3% in constant currencies).

In millions of euros

	2002	2003	2003/02	2003/02 (excl. forex)	2003/02 (excl. forex, JAG)
Total sales	7,900.4	8,393.6	+ 6.2%	(1) + 9.6%	(1) + 5.0%
of which Gas and Services sales	*6,887.0*	*7,388.5*	*+ 7.3%*	*(1) + 10.8%*	*(1) + 5.4%*
Operating income before depreciation/amortization	1,974.8	2,004.7	+ 1.5%	+ 7.2%	
Operating income	1,161.6	1,196.0	+ 3.0%	+ 7.8%	+ 5.2%
Net earnings	703.2	725.6	+ 3.2%	+ 7.4%	+ 7.0%
Cash flow (funds from operations)	1,514.1	1,542.2	+ 1.9%	+ 8.1%	
Net earnings per share (in euros) (2)	7.08	7.36	+ 4.0%	+ 8.3%	
Dividend per share (in euros)	3.20	3.20			
Return on capital employed after tax (ROCE)	10.8%	11.6%			

(1) Sales figures have been adjusted to exclude foreign exchange and natural gas price effects.
(2) The average number of shares used to calculate EPS in 2003 was 98,537,498.
The number of shares outstanding as of December 31, 2003, was 99,912,917.

Sales

Consolidated **sales** for 2003 reached 8,394 million euros, up +6.2% over 2002, with Gas and Services sales showing a marked improvement in the second half.

At constant exchange rates and excluding fluctuations in natural gas prices, full year sales grew +9.6%, of which +5% was activity-related and +4.6% linked to the consolidation of Japan Air Gases (JAG).

Gas and Services sales, accounting for nearly 90% of Group activities, were up +10.8% in 2003 (at constant exchange rates and excluding fluctuations in natural gas prices), of which +5.4% was related to activities and +5.4% linked to the consolidation of JAG.

Group results

Operating income before depreciation/amortization increased by +7.2% (at constant currencies), of which 2.8% was tied to consolidation of JAG. Growth was achieved while maintaining margin levels recorded in 2002.

The ratio of operating income before depreciation/amortization over for Gas and Services rose by +0.4 percentage point, excluding the impact of natural gas prices and consolidation of JAG, whose margin structure differs from that of the Group. For the Group, taking into account the strong growth in engineering, a business with traditionally lower margins, the ratio, on the same bases, remained stable at 25%.

Operating income amounted to 1,196 million euros, in line with the growth in sales (excluding natural gas price effect and consolidation of JAG).

On the same bases, the ratio of operating income over sales grew by +0.5 percentage point for Gas and Services. For the Group overall, it reached 14.9%, an increase of +0.2 percentage point over 2002

The operating income performance is the result of a combination of cost reductions and accelerated growth in the second half of the year.

Air Liquide's **efficiency program,** launched three years ago, achieved its goal of generating 300 million euros in cumulative savings. In 2003, savings totaled approximately 120 million euros, including JAG. Overall for the 2001-2003 period, the program doubled the pace of savings compared with the 1998-2000 period.

Net financial expenses declined by -16.7% for the second consecutive year, to 106 million euros in 2003. This decrease was attributable mainly to a reduced volume of debt, lower interest rates in Europe, and the impact of the foreign exchange rate on debt expressed in US dollars.

Earnings of companies accounted for by the equity method amounted to 50 million euros, a decline of -11.5%, owing to an exceptional asset disposal by Séchilienne-Sidec in 2002.

Other net expenses totaled 50 million euros, a figure comparable to that recorded in 2002. For the most part, they were related to provisions for risk of depreciation of intangible assets or differed charges linked to the development of new operations.

The effective average **tax rate** was 29.6%, a rate similar to that for 2002, thanks to continued tax optimizations.

Minority interests increased by +18.6% to 56 million euros, due to the consolidation and integration of Japan Air Gases since January 1, 2003.

Group **consolidated net earnings** rose to 726 million euros, a +3.2% increase despite unfavorable currency effects. In constant currencies, growth achieved +7.4%.

Net earnings per share reached 7.36 euros, an increase of +4.0% (+8.3% in constant currencies), given the share buyback program carried out in 2003.

In 2003, the Group bought back 1,185,641 shares at an average price of 127.18 euros, for a total of 150.8 million euros. Air Liquide intends to continue its share buyback policy at a moderate pace in 2004.

Changes in financial position and balance sheet

Cash flow (funds from operations) amounted to 1,542 million euros, an increase of +8.1% excluding foreign exchange. This evolution is consistent with the rise in operating income before depreciation/amortization. Over the year, it represented about 18% of sales.

Capital expenditures reached 822 million euros. Industrial investment increased by 114 million euros while financial investments declined after the 2002 acquisition of a portion of Messer's assets and a buy-out of Air Liquide Japan minority shares.

Working capital requirements remained stable, in the context of increasing sales, thus demonstrating efficiency savings notably in Healthcare. Strictly managing working capital requirements remains a permanent objective for the Group.

Net indebtedness amounted to 1,730 million euros as of December 31, 2003, a decrease of 292 million euros. Debt reduction resulted primarily from operations; a favorable exchange rate, taking into account the proportion of dollar debt, compensated for the buyback of shares.

The **ratio of net indebtedness to shareholders' equity** was 31%, compared to 37% in 2002. The Group thus shows a very solid financial base to support the proposed acquisition of Messer's businesses in Germany, the United Kingdom and the United States.

Return on capital employed after tax (ROCE) was 11.6% as of December 31, 2003, compared to 10.8% in 2002. This significant improvement occurred in each of the Group's main business lines, while the Group maintained long-term investments that will ensure future growth.

Dividends

At the General Shareholders' Meeting on May 12, 2004, a **dividend** for 2003 of 3.20 euros per share, excluding tax credit, will be proposed, amounting to a distribution rate of 45% of consolidated earnings.

Moreover, on condition of the approval of the financial statements by the General Shareholders' Meeting, the Management Board, with the approval of the Supervisory Board, will proceed **to allocate 1 bonus share for every 10 shares owned,** with rights as of January 1, 2004.

For **L'Air Liquide S.A.,** net earnings before exceptional items reached 328 million euros, compared to 324 million euros in 2002.

Proposed acquisition of Messer Griesheim operations in Germany, the United Kingdom and the United States

On January 20th, 2004, Air Liquide announced that it had signed an agreement with Messer Griesheim regarding the proposed acquisition of Messer's industrial gas activities in Germany, the United Kingdom and the United States.

The acquisition is related to the reorganization of Messer's ownership structure, with the Messer family having reached an agreement with shareholders Allianz Capital Partners (ACP) and Goldman Sachs (GS Funds) to acquire the sole ownership of Messer Griesheim.

Completion of the acquisition is subject to a number of conditions, among which approval by antitrust authorities and acquisition of the remaining Messer Griesheim assets by the Messer family.

The total consideration amounts to 2,680 million euros, including assumed debt, for acquired sales of 1,040 million euros (1). For Air Liquide, this consideration will be reduced by the proceeds of divestitures.

A strategic acquisition

Air Liquide's acquisition of Messer Griesheim's operations in Germany, the United Kingdom and the United States is consistent with the Group's strategy to strengthen its positions in industrial gas activities through both organic and external growth, and through targeted and profitable opportunities.

- In Europe, the acquired businesses will give Air Liquide a broader and more solid base.
In Germany, Messer Griesheim (sales of approximately 660 million euros (1)) is ranked number 2. It has a strong and well-established presence in Germany's industrial basins, particularly in the Ruhr and Rhine areas. Its business is very complementary to Air Liquide's existing industrial operations, which are strong in the eastern and northern parts of Germany.
Messer's focused activities in the UK (sales of approximately 70 million euros (1)) make it an important player in the British bulk CO_2 market. They will complement Air Liquide's existing expertise in the food and beverage industry, one of the Group's key growth sectors.

- In the United States, Messer Griesheim (sales of approximately 310 million euros (1)) is established mainly in the North and East, an industrial region that accounts for more than 50% of U.S. industrial production. It is a major distributor of liquid gas. The geographic presence complements Air Liquide's existing operations - located mainly in the western and southern regions of the U.S. - enabling the new Group to strengthen its position as a national player and boost its competitiveness to the benefit of its clients.

Acquisition terms and their financial impact

In millions of euros

Sales before divestitures	(1) ~ 1,040
Operating income before depreciation/amortization	(1) ~ 265
Annual synergies	100
Purchase consideration before divestitures	2,680
EBITDA multiple before synergies (2)	10.1x
EBITDA multiple after synergies (2)	7.3 x
Accretive impact on net earnings per share before goodwill	from year 1

(1) 2003 estimates
(2) Before divestitures

Closing of the acquisition is subject to approval by antitrust authorities in Europe (European Commission) and in the United States (Federal Trade Commission). If these authorities rejected the acquisition, Air Liquide would have to pay a cumulative break-up fee, which could reach 8% of the value of the transaction.

In addition, the acquisition is conditional on the Messer family exercising its option to buy the interests of Goldman Sachs (GS Funds) and Allianz Capital Partners (ACP) in the Messer Griesheim group. Concurrent with that transaction, the Messer family will sell Messer's businesses in Germany, the United Kingdom and the United States to Air Liquide.

The purchase consideration is 2,680 million euros, including assumed debt, which (before divestitures) shows a multiple of 2003 operating income before depreciation/amortization estimated at 10.1 before synergies and 7.3 after synergies.

Anticipated divestitures could represent around 20% of acquired sales.

The acquisition will create value for Air Liquide shareholders and will have an accretive impact on earnings per share before goodwill from the first year.

Thanks to the complementarities of the two groups, notably in Germany and the United States, the integration of Messer's operations should generate annual synergies of 100 million euros before tax, by the third year.

The acquisition will be financed entirely by debt, given the Group's strong balance sheet structure (ratio of net indebtedness to shareholders' equity of 31% on December 31, 2003). The transaction will have no impact on the Group's risk profile, as the acquired operations generate margins comparable to those of Air Liquide and deliver steady, solid cash flow. Air Liquide should maintain a strong credit rating and have a ratio of net indebtedness to shareholders' equity below 65% from the second year.

Air Liquide's capacity for targeted investment and external growth remains intact, and the Group's dividend policy will be maintained. This acquisition reflects the Group's determination to grow and represents a major step forward.

On March 15, 2004 the European Commission announced its approval of Air Liquide's proposed acquisition of Messer Griesheim's industrial gas business in Germany, the United Kingdom under certain conditions.

As a result of the process undertaken with the European Commission, Air Liquide has agreed to a certain number of divestitures to comply with competition laws and secure the required authorization in a reasonable timeframe. These divestitures, with sales in Germany totaling around 200 million euros (pro forma 2003), include Large Industries and Industrial Customers activities mainly from the acquired business, as well as Messer's share in an electronics joint venture. They represent a package that is in line with the anticipated financial and synergy scenario. Total divestments amount to less than 25% of the activities acquired in Europe, excluding Electronics.

These divestments will occur when all of the closing conditions of the acquisition have been fulfilled, notably the approval from the US antitrust authorities (Federal Trade Commission) and the financing by the Messer family of the retained assets. A number of industrial companies have already shown interest in these activities as well as in potential divestitures in the United States.

Global industrial gas market: 37 billion euros (breakdown in %)

Air Liquide Gas & Services sales 2003


35%
North America
1,889 M€
310 M€*
4%
South America
243 M€
31%
Europe
3,777 M€
730 M€*
3%
Others
144 M€
27%
Asia Pacific
1,336 M€
* Messer Griesheim estimated sales for 2003

Review of operations and investments

Over the year, there were clear signs of recovery in the second half, notably:
- An accelerated growth in Asia and a business recovery in the US;
- A continuation throughout 2003 of the semi-conductor industry recovery initiated in mid-2002. By the end of 2003, the usage rate of existing fabs' exceeded 90%;
- The chemical and metal markets, fuelled in particular by increased demand in China;
- The healthy growth of operations in emerging economies where the Group, in partnership with its customers, contributes to developing new industrial basins;
- The results of development in advanced economies with higher added value activities (hydrogen, Electronics, Healthcare and services).

By contrast, the economic climate was weaker in France throughout the year, and Related Activities, located mainly in France and Europe, performed less robustly.

? Analyzing performance

Besides comparing published figures, financial information is presented in constant currencies and excluding natural gas effects and consolidation of Japan Air Gases (JAG) where applicable.

Since industrial and medical gases are not exported, the impact of currency fluctuations on sales and results is limited to the conversion in euros of the financial statements of Air Liquide's foreign subsidiaries.

All operational activities in the subsidiaries (sales, costs, purchasing and debt) are accounted for in local currencies.

Fluctuations in natural gas prices are passed on to Air Liquide's customers by means of indexed pricing clauses.

Gas and Services: key figures by business line

Industrial Customers

In millions of euros

	2001	2002	2003
Sales	3,234	3,154	3,354
Operating income	421	454	467
Capital employed	2,870	2,680	2,700
Operating income/ capital employed (1)	14.5%	17%	17%

Large Industries

In millions of euros

	2001	2002	2003
Sales	2,006	1,821	1,999
Operating income	502	491	518
Capital employed	3,100	2,800	2,670
Operating income/ capital employed (1)	16%	18%	19%

Electronics

In millions of euros

	2001	2002	2003
Sales	861	734	830
Operating income	102	72	77
Capital employed	560	530	515
Operating income/ capital employed (1)	18%	13.5%	15%

Healthcare

In millions of euros

	2001	2002	2003
Sales	1,155	1,178	1,206
Operating income	199	189	194
Capital employed	780	720	730
Operating income/ capital employed (1)	25%	26%	27%

Total Gas and Services

In millions of euros

	2001	2002	2003
Sales	7,256	6,887	7,389
Operating income	1,224	1,206	1,256
Capital employed	7,310	6,730	6,815
Operating income/ capital employed (1)	17%	18%	19%

(1) Rounded ratios

Analysis by business line

Gas and Services

Sales: 7,389 million euros
88% of Group sales

Industrial Customers

Sales: 3,354 million euros
46% of Gas and Services sales

Industrial Customers showed solid growth in 2003, with an increase of +3.9% (excluding foreign exchange and consolidation of JAG) with a marked recovery in the second half. The Asia-Pacific zone accounted for close to 40% of this growth.

Liquid gas volumes increased by more than +20% in Asia (excluding Japan) and +7% in North America; together, the Americas and Asia zones have a similar size to that of Europe. The development of new products and services (metrology, new packaging of cylinder gases) also contributed to the growth. Moreover, Air Liquide's presence in key markets (environment, analysis, laboratory, pharmacy) allowed for a steady progression, in Europe in particular.

Air Liquide 2003 results demonstrate the Group's ability to tap into volume growth in developing zones and to achieve growth in industrialized countries thanks to an enlarged offer. Overall, margins were stable, sustained by the expansion of liquid gas volumes and services in Europe and Asia. Trends by geographic zone were more varied, however, with Europe showing the best performance.

Close monitoring of investments over time as well as developments in markets requiring lower capital expenditures led to steady improvement in the ratio of operating income over capital employed, to 17%.

Large Industries

Sales: 1,999 million euros
27% of Gas and Services sales

In 2003, Large Industries experienced sustained growth of +6.3% (excluding foreign exchange and natural gas price effects and consolidation of JAG), with a marked recovery in the second half. Demand for oxygen in the chemical sector remained high throughout the year, despite continued high energy costs, especially in North America. The metal sector worldwide was buoyed by very high demand in China. Thanks to an increase in the demand for nitrogen (to improve the quality of steel), European sales were resilient.

Volumes of hydrogen/carbon monoxide, which rose strongly in Europe and Asia, also contributed to growth. The increase is largely due to a rising number of start-ups and loading of large contracts in Korea (carbon monoxide for BASF), Belgium (hydrogen for the petrochemical and refining industries), France (hydrogen for Rhodia), and the U.S. (hydrogen for Shell).

Globally, Large Industries saw solid improvement of its margins in 2003, thanks to the loading of large contracts, especially in Asia, to efficiency efforts, and to the recovery evident in the second half of the year.

Improvement of margins and developments in the less capital-intensive hydrogen and cogeneration operations enabled the Group to improve the ratio of operating income over capital employed once again, to 19%.

Electronics

Sales: 830 million euros
11% of Gas and Services sales

Electronics, which saw steady growth over the past 24 months, grew by +25.5% in 2003 (excluding foreign exchange); +14.1% of this growth was linked to consolidation of Japan Air Gases. Growth in semi-conductor production in particular was ensured by a build-up of existing production capacities, with a utilization rate reaching 90% by year-end. The semi-conductor market entered an acceleration phase in 2003, thanks to mass-market demand for new electronic goods (DVDs, flat screens, digital cameras, PCs).

Capital expenditure by the semi-conductor industry, which remained at normal levels in 2003, was concentrated in Asia and, to a lesser extent, in Europe. The Group took advantage of orders for equipment throughout the year thanks to its geographical diversity, with France providing growth in the first half, and Japan and Taiwan taking over in the second. Equipment sales rose by +16% in 2003 (excluding foreign exchange and consolidation of JAG).

Electronics recorded steady margins over the year with better performance in the second half of 2003. Analysis of these margins shows the contribution of efficiencies in Japan (through Japan Air Gases) and a positive contribution from volume growth in Asia (Japan, China, Taiwan).

Economic recovery in 2003 prompted a return to a higher ratio of operating income over capital employed (15%) after the cycle bottom in 2002.

Healthcare

Sales: 1,206 million euros
16% of Gas and Services sales

Overall, Healthcare grew by +4.4% (excluding foreign exchange and consolidation of JAG), accelerating the pace at year-end. Gases and services for hospitals saw marked progress in the fourth quarter, owing to sales of liquid oxygen and the successful introduction of new therapeutic gases.

Homecare grew by +3.9% (excluding foreign exchange). France and Italy recorded solid performances thanks in particular to care coordination, development of oxygen therapy, sleep apnea and treatment of diabetes.

Hygiene and Services expanded by +6.8% (excluding foreign exchange) in 2003. Anios sales in France remained strong thanks to the demand for hospital and community disinfection. Surgical instrument sterilization services, launched this year, are off to a good start. Following the acquisition of Omasa in Italy, contracts were signed in Spain, and the opening of a new sterilization center was approved in France.

Healthcare improved its margin ratio in 2003, displaying solid performance in the second half. Medical gases and hygiene services to hospitals in Europe and homecare in France showed the strongest performance.

Overall, improved margin ratios and the dynamism of newly developed markets - in particular less capital-intensive hygiene products and services - led to an improvement in the ratio of operating income over capital employed of 27%.

Services

Services accounted for 18.5% of Gas and Services sales in 2003, a slight increase on 2002. The acquisition of European metrology specialist Livingston's business outside of the United Kingdom should further strengthen this trend.

Livingston is a pre-eminent European player in metrology, with annual sales of 60 million euros and a staff of 600 in France, Germany, the Netherlands and Spain. The investment aims at building up a strong pole of complementary products and services.

All Air Liquide's Gas and Services activities once again continued to improve throughout 2003. Air Liquide recorded significant acceleration of these activities in Asia, a business recovery in North America, and solid growth in Europe.

Related Activities

Sales: 1,005 million euros
12% of Group sales

Related Activities showed slight organic growth in 2003, with the excellent performance by Engineering compensating for the relative weakness in Welding.

Engineering and Construction expanded by +27.1% (excluding foreign exchange) while improving margin ratios. Orders remain at a high level and should generate at least as much activity in 2004 as in 2003. Highlights include the signing of a contract for the construction in China of two oxygen production units with a capacity of 2,000 tons/day each - confirming the competitiveness of Air Liquide's local engineering unit - and the successful start-up of three units, each of which set a world capacity record for the Group: oxygen in South Africa, cryogenic separation of carbon monoxide in Korea, and production of hydrogen from steam reforming in Belgium.

Welding is affected by weak demand for equipment in Europe. The business maintained its gross margin thanks to efficiency efforts despite a downward trend in volumes.

Other activities (chemicals and diving) remained steady in 2003.

Analysis by geographic zone

Asia-Pacific, strengthened by the creation of Japan Air Gases (JAG) and energized by growth in China, took full advantage of the economic recovery. Growth was accelerated by developing crucial markets such as Electronics, liquid gases and hydrogen/carbon monoxide. Globally, the Asia-Pacific region recorded an accelerated growth throughout 2003, a trend confirmed by the high level of activity at year-end.

Operating income for all activities showed a very strong growth excluding foreign exchange and consolidation of JAG. In addition, the synergies generated by the creation of JAG surpassed expectations.

In the **Americas**, signs of recovery first observed in the third quarter were confirmed by year-end in all activities in North America and Latin America. The Group's customers benefited from increased competitiveness thanks to the level of the U.S. dollar. Recovery took the form of strong volumes in the air gases used by the chemical industry in the U.S. and the metal industry in Latin America and Canada. Industrial Customers benefited from the upturn in the U.S. economy with a positive end of year. Electronics, in line with the world market, showed solid growth in 2003.

After a slight decrease in the first half, operating income benefited from the business recovery in the second half and shows an increase on the full year, fuelled by Large Industries and Industrial Customers.

In **Europe (excluding France)**, a solid performance was the result of launching numerous hydrogen/carbon monoxide units as well as solid sales by Industrial Customers in Italy, Spain and Germany, sustained by growth of services. Healthcare showed a good performance, particularly in medical gases and sales of hygiene products and services to hospitals.

Over the year, the strong performance of Industrial Customers business line and the expansion of Large Industries projects produced growth in operating income.

Despite an economic climate in **France** that remained challenging, business expanded by +5.1% in 2003 (excluding the natural gas price effect), thanks to the diversity of the Group's operations and the Group's position in key markets. The development of new services in Healthcare, metrology and analysis, along with new hydrogen contracts, contributed to this growth.

Growth in the Gas and Services operating income was driven by performances in Healthcare and Large Industries business lines. By contrast, performance in Related Activities was weaker.

In **Africa**, the main achievements in 2003 were the successful integration of Messer activities in Egypt and a solid performance in South Africa.

In 2003, all geographic zones saw an increase in sales and operating income (excluding foreign exchange).

Sales by geographic zone
(in millions of euros)



3,000
2,500
2,000
1,500
1,000
500
0
1,980
2,580
2,205
1,447
182
France
Europe (excl. France)
Ame-ricas
Asia-Pacific
Africa

France	Europe (excl. France)	Americas	Asia-Pacific	Africa
+ 2.8%	+ 4.9%	+ 10.1%	+ 53.8%	+ 25.8%

% growth at constant currencies

2004 outlook

2003 saw a clear rebound in operations during the second half. Auguring well for the first few months of 2004 are factors such as the dynamism of the Electronics activity, the commissioning of new units in the Large Industries business, growth in services, a good outlook in Healthcare, and geographical positioning enabling Air Liquide to take advantage of the recovery in its Industrial Customers markets in Asia and North America.

In addition, the Group should benefit from **accelerated organic growth** through the development of more targeted marketing and the rising importance of its growth vectors (hydrogen, Healthcare, Asia, Electronics, services), along with expansion in emerging countries (China, Eastern Europe...).

In 2004, Air Liquide will launch a new **three-year action plan** to strengthen the growth of sales and improve operating income. The program is based on three key goals: striving for growth opportunities; sharing best practices; and constantly improving efficiency, relying on the Group's women and men. This program should generate 400 million euros in improved performance across all Group's activities by 2007.

Air Liquide is also carrying out the **proposed acquisition of Messer's businesses** in Germany, the United Kingdom and the United States, which will strengthen Air Liquide presence worldwide. The acquisition represents an exceptional business opportunity for the Group thanks to the geographic complementarities and quality of the businesses, and the skilled teams involved.

For the coming year, the extent of the Group's growth will depend on the firmness of the economic recovery and how exchange rates evolve. However, given the momentum set in the second half of 2003, the Group's objective for 2004 **is stronger growth in operations and earnings.**

Operating income (1) by geographic zone
(in million of euros)



500
400
300
200
100
0
362
495
283
171
31
France
Europe (excl. France)
Ame-ricas
Asia-Pacific
Africa

France	Europe (excl. France)	Americas	Asia-Pacific	Africa
+ 0.8%	+ 3.4%	+ 3.9%	+ 46.2%	+ 37.2%

% growth at constant currencies

(1) Excluding research centers and corporate overhead

Investments

Decisions
(in millions of euros)



1,600
1,400
1,200
1,000
800
600
400
200
0
920
880
1,149
1,052
951
1999
2000
2001
2002
2003
■ Industrial
■ Financial

Capital expenditures
(in millions of euros)



1,600
1,400
1,200
1,000
800
600
400
200
0
1,438
1,015
1,102
940
822
1999
2000
2001
2002
2003
■ Industrial
■ Financial

Capital expenditures by geographic zone



■ France 26%
■ Europe (excl. France) 39%
■ Americas 20%
■ Asia-Pacific 14%
■ Africa 1%

Investment decisions have always been a key element of the Group's strategy, in response to the following objectives:
- develop the business through both internal and external growth,
- improve efficiency and quality, and
- ensure safety.

The Group's decision to enlarge its offer resulted in a number of commercial successes between 1995 and 1997, which in turn led to a major acceleration in capital expenditures. During this period, the Group committed approximately 3.5 billion euros to industrial investments, two-thirds of which was linked to long-term contracts. This was three times the investments made between 1992 and 1994.

Industrial investment decisions resulted in 68 large plants between 1997 and 2000 and generated significant investment payments until 1999. Following this period of strategic development, the Group has continued, over the past three years, to invest at a rate of approximately 1 billion euros a year.

Industrial investment decisions (861 million euros in 2003, compared to 823 million euros in 2002) have focused mainly on organic growth projects that align with the Group's strategy in terms of both geographic location and nature of the project. Major projects approved include.
- The Caojing project, near Shanghai, to supply hydrogen and carbon monoxide to BASF and Huntsman;
- A carbon monoxide production plant in Antwerp to supply the growing needs of the chemical and refinery industries;
- The first major hydrogen plant in Sicily, which will create a network for the refineries;
- A 1,500 ton per day oxygen plant for a gasification project in Italy;
- The purchase of air gas plants from Dow Chemicals and Union rbide in Texas and Louisiana (U.S.).

With regard to financial investment decisions (90 million euros in 2003, compared to 230 million euros in 2002), the acquisition of Livingston, a pre-eminent player in metrology in France, Germany, the Netherlands and Spain, should constitute a very solid pole of complementary services.

The ratio of capital expenditures over sales has remained between 11 and 14% for the last three years.

Investment decisions are subject to a careful evaluation process, undertaken at the Group level by an Investment and Operations Committee chaired by a member of the Management Board together with directors of relevant zones and activities. Decisions are based on rigorous individual assessments of projects, using four main criteria:
- The location of the contract: the analysis will differ if the project is based in an industrial basin with high potential (Corpus Christi in the U.S., Antwerp in Belgium, Caojing in China), if it is connected to an existing pipeline network, or if it is in an isolated location;
- The nature of the product provided: the analysis of risks and expected profitability will vary in the case of air gases - the Group's traditional core business - or new products such as hydrogen and synthesis gas;
- Customer risk: this is measured according to whether the customer is local or global and takes into account the customer's market and stability; and finally;
- Country risk is studied carefully.

The economic objective of investments is to facilitate sustainable growth by improving returns on capital employed. The required level of internal profitability varies with the overall assessment of risks associated with the investment. Investments in long-term contracts, for instance, generate weaker levels of profitability in the first few years, because the customer's needs increase gradually, while the contract bears amortization and financial costs over the same period. Profitability levels increase rapidly thereafter.

After the acceleration of capital expenditures between 1995 and 1999, the Group's return on capital employed (ROCE)* suffered the effects of the start-up phase of large contracts and the weight of current fixed assets. Since 1999, with progressive loading of large contracts and a policy of selective investment decisions, the Group's ROCE has increased rapidly, reaching 11.6% after tax in 2003.

? The lifespan of a long-term contract

Stage A: an investment decision follows the signing of a long-term contract.

Stage B: capital expenditures begin as Air Liquide builds the unit for the client(s) over 18-24 months.

Stage C: the unit starts up and gas production increases progressively. Sales begin and will continue over the course of the contract term.

Stage D: between years 5 and 7, the contract reaches an average return on capital employed of 12%, in line with Group objectives.

Stage E: after 15 years, aside from maintenance expenses, the unit is fully depreciated and it has no residual value. At this point, the return on capital employed grows exponentially.



ROCE %
36
30
24
18
12
6
0
A
B
C
D
E
ROCE = 12%
0
1
2
3
4
5
6
7
8
9
10
11
12
Start-up and ramp-up
YEAR

Financial risk management

Risk management is a priority for the Group. Air Liquide has set up a Finance Committee comprising members of the Management Board, the Finance Director, and representatives from the Finance Department. The Committee's mandate is to establish financial, treasury and financing risk policies and monitor their implementation. The Finance Committee reports to the Audit Committee.

The Finance Department manages the main financial risks centrally, based on the decisions of the Finance Committee, to which it reports quarterly. The Finance Department also oversees the analysis of country and customer risks and provides input on these risks at Investment Committee meetings.

Foreign exchange risk

In the industrial gas industry, most products are not exported but are manufactured in the country where they are invoiced. There is thus very little risk of currency fluctuations reducing the Group's competitiveness. Foreign currency variations only affect operating income when financial statements are translated into euros. The effect of the two main foreign currencies - US dollars (USD) and yen (JPY) - is as follows:

Impact of variation of +/-1% in foreign exchange rate

In millions of euros

	Sales	% Group	Operating income	% Group
USD	17.5	0.21	1.8	0.15
JPY	10.1	0.12	0.8	0.07

For example, in 2003, the strengthening of the euro against the USD by approximately 20% led to a decline in reported sales of 340 million euros. In addition, the sensitivity to the JPY increased slightly over 2002, given the creation of Japan Air Gases.

The geographic distribution of operating income by currency is as follows:

	2002	2003
Euro zone	54%	54%
US and Canadian dollar zones	26%	23%
Yen zone	5%	8%
Other	15%	15%

Transactions involving patent royalties, technical support and dividends require the exchange of foreign currency between Group companies. The related exchange risk is handled as part of the Finance Department's hedging policy. In Engineering and Construction, the Group hedges transactions on a case-by-case basis. The instruments used are mainly currency forwards or options with first-grade counterparties. The breakdown of the hedging portfolio by currency and instrument is shown on page 89.

The Group raises debt in the currency of the cash flows. This provides a natural hedge and reduces the Group's exposure to exchange rate variations. In countries outside the euro, US dollar and yen zones, financing is raised in either local or foreign currency (EUR or USD) when the contracts are indexed in euros or US dollars - which is often the case for Large Industries projects.

As part of intra-group multi-currency financing, the central treasury department converts the debt raised in financial markets into various currencies to refinance subsidiaries. The Group does not incur foreign exchange risk on these transactions, since they are systematically hedged with cross currency swaps. The breakdown of this hedging portfolio appears on page 89.

The following table shows the impact of currency and foreign exchange swaps on net Group indebtedness at December 31, 2003.

In millions of euros

	Gross debt before hedging	Short-term loans, marketable securities and cash	Hedging (foreign exchange swap contracts)	Net indebtedness adjusted after hedging	Fixed assets
EUR	1,637	(172)	(485)	980	3,482
USD	373	(46)	204	531	1,574
JPY	56	(102)	179	133	577
CAD [1]	0	(13)	97	84	400
Other currencies	102	(105)	5	2	1,471
Total	**2,168**	**(438)**	**0**	**1,730**	**7,504**

(1) Canadian dollar

A portion of euro debt raised on the markets (485 million euros) was converted to other currencies to refinance foreign subsidiaries. For instance, of the Group's US dollar gross debt - 577 million euros of net indebtedness plus 46 million euros of excess cash -, 373 million euros were raised directly in US dollars and 204 million euros were raised in euros and converted to US dollars using foreign exchange swap contracts.

Interest rate risk

Principles

Air Liquide interest rate risk management on its main currencies - euro, US dollar, Canadian dollar and yen - is centralized. These currencies represent approximately 95% of total gross debt. For other currencies, the Finance Department advises the subsidiaries on hedging their foreign currency exposure in accordance with the local financial market regulations. The Finance Committee determines the percentage of fixed/ floating rate for each currency and approves the multi-year hedging instruments used.

The Group's objective is to reduce the impact of interest rate fluctuations on its financial charges and earnings and, by adopting a principle of prudence, to provide backing for long-term fixed assets with shareholders' equity and fixed-rate long-term debt. Since most of Air Liquide's business is based on long-term contracts (10 to 15 years), a mostly fixed-rate funding policy provides good visibility on the financing cost when deciding long-term investments.

Sensitivity to interest rate fluctuations

Considering the Group's hedging instruments portfolio, the Group's gross consolidated debt at December 31, 2003, exposed to interest rate fluctuations amounted to 910 million euros, that is 42% of the debt (31% as of December 31, 2002). This increase of the floating rate portion was decided to take advantage of historically low short-term rates in 2003. Details of the fixed-rate debt are shown on page 87.

An increase or decrease in interest rates of 100 bp (+ or −1%) on all yield curves would have an impact of about + or −9 million euros on the Group's annual financial charges, assuming outstanding debt remains constant.

All hedging instruments used to manage interest rate or foreign exchange risk relate to identified risks. The Group does not hold derivatives for trading purposes.

Counterparty risk

Potential counterparty risks for Air Liquide include:
- Customers,
- Bank counterparts.

The Group has more than one million customers in a broad range of industries, dispersed over an extensive geographic area, thus precluding any concentration of customer credit risk within the Group. As an illustration, the sales to Air Liquide's top ten customers represent less than 15% of overall sales.

To better assess its exposure, the Group has adopted procedures to regularly monitor the financial position of its major customers and analyze outstanding balances.

Moreover, customer risk assessment is an important component in the investment decision process, and the Audit Committee is regularly apprised on this subject.

Bank counterparty risk is related to the outstanding amounts of derivatives and to outstanding credit lines contracted with each bank. Based on its financial policy, the Group requires a long-term Standard & Poor's A rating or a Moody's A2 rating from its counterparts. The Group's lines of credit are also spread among several banks to avoid risk of concentration. The Finance Committee regularly checks and approves the list of financial instruments and banks.

82-522

Funding

Funding policy

All funding decisions are subject to Group policy, which is implemented and supervised by the Finance Department.

The Finance Committee determines the annual and multi-year goals of the funding policy for all subsidiaries and monitors its application.

To better identify funding activities, Air Liquide established a French subsidiary, Air Liquide Finance. AL Finance does most of the Group's interest rate and foreign exchange risk management, as well as funding transactions.

Air Liquide has access to various financing sources in many markets and can therefore optimize funding costs by choosing the financing best suited to its needs, always focusing on liquidity security. Air Liquide has two short-term commercial paper programs: one in France (French Commercial Paper), to a maximum of 2 billion euros, and one in the United States (US commercial paper - USCP), to a maximum of 1.5 billion US dollars. Outstanding commercial paper issuances are backed up with confirmed credit lines.

Air Liquide also has a long-term Euro Medium Term Note (EMTN) program, to a maximum of 3 billion euros, that enable it to issue bonds. Since 2001, Air Liquide has issued 800 million euros in notes under the EMTN program (300 million euros in 10-year notes in 2001, 200 million euros in 5-year notes in 2002, and 300 million euros in 10-year notes in 2003). In addition, the Group raises bank debt (loans and bilateral credit lines) and private placements. The debt average maturity is four years.

Breakdown of debt

As per the Group's policy of diversifying debt, the debt is spread over several types of instruments (capital and bank debt markets). The first source of financing is long-term bonds under the EMTN format, which represents 39% of the debt.

In 2003, Air Liquide exercised its early repayment option on a 200 million euros private placement due in 2006, deeming that the cost of maintaining this debt was too high relative to market conditions. To finance this maturity and cover its needs for the year, the Group has issued 300 million euros in 10-year notes (maturing in 2013) under its EMTN program. This new financing made it possible both to reduce financing costs and to extend the debt's average maturity.

Gross debt breakdown by instrument type

(in millions of euros)



2,500
2,000
1,500
1,000
500
0
2,376
2,168
537
551
556
838
488
389
At 12/31/2002
At 12/31/2003
Bank debts
Commercial paper programmes
Bonds
Private placements

In millions of euros

Net indebtedness as of 12/31/2003	Currency of issue	
Total bonds		**838**
Bonds 2004-2005	EUR	38
EMTN at 5% - 2007	EUR	200
EMTN at 5.25% - 2011	EUR	300
EMTN at 4.125% - 2013	EUR	300
Total private placements		**453**
Private placements at variable rate - 2009	EUR	120
Private placements at 6% - 2008	EUR	50
Private placements - 2007	USD	135
Private placements - 2004	USD	103
Other private placements	USD	45
Commercial paper programs		**488**
Bank debt		**389**
Total gross indebtedness		**2,168**
Short-term loans, marketable securities and cash		(438)
Total net indebtedness		**1,730**

As indicated in Note (D) to the consolidated financial statements, total debt accounted pro rata of the equity stake held by Air Liquide in companies consolidated by the equity method at December 31, 2003, and related to the normal course of the business is 95 million euros - Including 13 million euros of non-recourse project financing debt. Furthermore, the non-recourse factoring of receivables represents 165 million euros. These elements do not constitute risk or financial liabilities for the Group.

In 2003, Air Liquide was rated "AA-" for the long term and "A1+" for the short term by Standard and Poor's, and "P1" for the short term by Moody's. Following the announcement of the proposed acquisition of Messer's operations in Germany, the United Kingdom and the United States, Air Liquide's ratings were put under watch at the beginning of 2004 and are being closely examined by the agencies. Should the acquisition go through, it is expected that AL will keep a strong rating.

Net indebtedness by currency

Air Liquide's debt is spread mainly (approximately 87%) over two currencies - euro and US dollar. In 2003, the percentage of euro debt increased significantly, due to foreign exchange rate effect: the decline of the US dollar and the yen in relation to the euro generated a drop in debt in US dollars and yen reported in euros. In 2003 cash generated in Japan further added to the decline of Yen debt.

In millions of euros

	2002		2003	
	Stock	%	Stock	%
Euro	962	47%	980	56%
USD	662	33%	531	31%
CAD	119	6%	84	5%
JPY	235	12%	133	8%
Other	44	2%	2	0
Total	**2,022**	**100%**	**1,730**	**100%**

Net indebtedness variation

Net indebtedness for 2003 was 1,730 million euros, compared with 2,022 million euros in 2002, a reduction of 292 million euros, due mainly to the following factors:

In millions of euros

Net indebtedness as of 12/31/2002	**2,022**
Funds provided by operations after investments, change in working capital, change in the consolidation scope and others	(738)
Distribution of dividends	459
Foreign exchange impact	(152)
Purchase of treasury shares (net of capital increase)	139
Bonds 4.125% - 2013 - 2003 issue	300
Early retirement of 2006 private placement	(200)
Issuance (repayment) of other debts	(37)
Issuance (repayment) of treasury notes and USCP	(63)
Net indebtedness as of 12/31/2003	**1,730**

Details of the Statement of changes in financial position (page 108).

Debt ratio

The net indebtedness to shareholders' equity ratio improved to 31.2% in 2003, compared to 37.1% in 2002. The equivalent debt ratio calculated using the U.S. method: net indebtedness divided by (net indebtedness + shareholders' equity) reached 23.8% in 2003, compared with 27.1% in 2002.

(in millions of euros)



3,000
2,500
2,000
1,500
1,000
500
0
46.1%
40.4%
45.5%
37.1%
31.2%
1999
2000
2001
2002
2003
Net indebtedness as of December 31
Net indebtedness to shareholders' equity ratio

The interest expense coverage ratio (i.e., operating income before amortization of goodwill + equity affiliate income/net interest expense) reached 11.9 in 2003, an improvement over the 2002 ratio of 9.7.

Proportion of fixed-rate debt

Fixed-rate debt in 2003 represented 58% of total Group average debt. Including all options, the portion of debt benefiting from fixed or optional protections amounted to 70%.

For 2003, the average fixed-rate debt by currency accounted for:
- 47% of the euro debt [1]
- 69% of the US dollar debt [2]
- 84% of the yen debt.

In 2003, to take advantage of historically low short-term rates, the Group reduced its fixed-rate levels, particularly on the euro. The level of its fixed rate on the euro dropped from 63% to 47%.

(1) In addition, interest rate options accounted for 20% of the euro debt (caps and collars)
(2) In addition, interest rate options accounted for 5% of the US debt (caps)

82-52

Long-term debt

Medium and long-term debt accounted for 92% of the Group's gross debt at December 31, 2003. The maturity schedule for the Group's medium and long-term debt is shown in Note (l) to the consolidated financial statements.

Gross debt maturities by financial instrument

In millions of euros

	Total	Bonds	Private placements	Bank debt [1]
2004	183		117	66
2005	691	1	14	676
2006	51		6	45
2007	417	237	140	40
2008	77		56	21
2009	134		120	14
2010	9			9
2011	305	300		5
2012	0			
2013	301	300		1
Later maturity	0			
Total gross debt	**2,168**	**838**	**453**	**877**

(1) Including commercial paper with outstanding amount backed with confirmed lines of credit

The Group's policy is to spread the maturity of long-term debt in order to limit annual refinancing costs. Given the regularity of funds provided by operations generated each year (1,542 million euros in 2003) and the variety of financial instruments used, renewal of debt does not represent a liquidity risk for the Group.

Debt liquidity

At December 31, 2003, the Group had 1,663 million euros in committed line of credit agreements (compared with 1,606 million euros in 2002). These lines are confirmed by banks and do not contain default clauses linked to financial ratios or rating levels. The outstanding amount of French CP and USCP was 488 million euros at December 31, 2003 (551 million euros in 2002). According to Group policy, the outstanding amounts of commercial paper programs must be secured by committed lines of credit. In 2003, this policy was followed throughout the year, and the amounts of committed credit lines were much larger than amounts of commercial paper issued.

Breakdown of cost of debt

In millions of euros

	2002			2003		
	Average outstanding debt	Gross interest [1]	Cost of debt (%)	Average outstanding debt	Gross interest [1]	Cost of debt (%)
EUR	1,261	67	5.3%	1,243	59	4.7%
USD	1,106	53	4.8%	872	37	5.5%
JPY	135	3	2.2%	249	3	1.2%
Other currencies	240	13	5.4%	257	14	5.4%
Other charges [2]		3			3	
Total	**2,742**	**139**	**5.1%**	**2,421**	**116**	**4.8%**

(1) Interest on gross debt before financial income.

(2) Other charges excluded from cost of debt by currency

Cost of debt is calculated by dividing net interest payments for the year (excluding bank charges not directly related to debt) by the year's average total outstanding debt. The latter is calculated as the month end average of total outstanding debt.

Cost of debt in 2003 was 4.8% (5.1% in 2002). This decrease is attributable mainly to the drop in short-term variable rates.

2004 Outlook

In 2004, Air Liquide announced its offer to acquire the assets of Messer Greisheim in Germany, the United Kingdom and the United States (see page 76). Air Liquide has already contracted the credit lines necessary to close this transaction. Air Liquide expects to refinance the acquisition mostly through long-term issues in the form of bonds or private placements in Europe and the United States. . Air Liquide will maintain 100% back up of these short-term programs with committed lines of credit.

The acquisition will not change the Group's financial policy, which will continue to favor the security of its liquidity as well as a prudent management of financial risks, in particular through long-term interest rate hedging to avoid sharp fluctuations in financing costs. Air Liquide will maintain a solid financial position by generating a strong cash flow based on long-term contracts and a selective capital expenditures management. The net indebtedness to shareholders' equity ratio, which could reach approximately 70% in 2004, will drop back to historic levels of 35%-50% in the medium term. Air Liquide will maintain dividend policy to shareholders.

Details of financial instruments

Details of financial instruments for hedging foreign exchange risk

At December 31, 2003, the nominal value of financial instruments for hedging foreign exchange relating to royalties and dividends and to refinancing of subsidiaries was broken down by currency and maturity date as follows:

Instruments relating to royalties and dividends

In millions of euros

Type of instrument	Maturity 2004	After 2004
Forward sales contracts		
USD	40	0
JPY	12	4
HKD (Hong Kong dollar)	1	0
Purchase options contracts		
USD	25	0
JPY	12	0
Sales options contracts		
USD	25	0
JPY	12	0

Instruments relating to inter-company financing

(With the aim of avoiding any exchange risk on such operations)

In millions of euros

	Maturity 2004	After 2004
Foreign exchange swaps borrowings from bank		
USD	217	0
JPY	47	0
CAD	97	0
GBP (British pound)	4	0
Foreign exchange swaps lendings to banks		
USD	(13)	0
CHF (Swiss franc)	(19)	0
DKK (Danish krone)	(10)	0
Other currencies	(7)	0
Currency swaps (with exchange from variable rate to medium-term fixed rate)		
JPY	0	133

The notional amounts expressed in foreign currencies are converted to euros based on the year-end exchange rate.

They represent the face value of the financial instruments.

The difference between the market value and historical cost of the instruments used to hedge the foreign exchange risks described above is positive by 12 million euros.

Details of financial instruments for hedging interest rate risk

The financial instruments for hedging interest rates in place at December 31, 2003, are shown by maturity date. They are not speculative and come under the hedging policy described above.

In millions of euros

Type of instrument	Total	2004	2005	2006	2007	2008	≥ 2009
Interest rate swaps: paying fixed, receiving floating							
Objective: exchange variable rates against fixed rates to guarantee future fixed rates							
EUR	1,270	5	405	155	205	200	300
USD	198	48	8		79	63	
JPY	148	15			37		96
CAD	68	25		43			

In millions of euros

Type of instrument	Total	2004	2005	2006	2007	2008	≥ 2009
Interest rate swaps: paying floating, receiving fixed							
Objective: exchange fixed rates against variable rates							
EUR	1,070	100			200	50	720

In millions of euros

Type of instrument	Total	2004	2005	2006	2007	2008	≥ 2009
Options: cap and tunnel							
Objective: determine cap to limit increase or tunnel to limit up and down rate variations							
EUR	350			75			275
USD	40						40

At December 31, 2003, the difference between the market value and historical cost of the swaps used to exchange the fixed rate EMTN and private placements into variable rates represented a positive value of 17 million euros.

The market value of the derivative instruments used to secure the financial expenses on long-term debt at Group level is negative by 57 million euros. This is explained, in the context of falling interest rates for the main currencies, by Group's policy of backing long-term fixed assets with fixed-rate long-term debt at the time of investment. This funding policy is aimed at protecting from long-term increases in interest rates.

The net market value of all derivative instruments is therefore negative by 40 million euros at December 31, 2003. This value includes the positive value of 17 million euros, corresponding to the swaps used to exchange the fixed rate EMTN and private placements into variable rates, and the negative value of 57 million euros, corresponding to the derivative instruments used to secure the long-term debt rate.

Insurance management

The Group has adequate insurance coverage, underwritten by top insurers, for civil liability, property damage and business interruption. Since January 1, 2003, it has had in place a captive insurance company that retains part of the property damage and business interruption risk.

Property damage and business interruption

Group property is covered by property and casualty insurance policies underwritten in each country in which the Group operates. Almost all of these policies are grouped under an international program and are generally of the "All risks except" type. Business interruption is insured for most production sites under these same policies for a coverage period of 12 to 18 months.

Property damage deductibles are generally 15,000 euros for small sites and 400,000 euros for production units. The business interruption deductible is generally 15 or 30 days, depending on sites and activities.

Insurers conduct regular prevention visits at the main industrial sites.

Since January 1, 2003, the Group has retained a portion of property damage and business interruption risk through a captive insurance company whose maximum retention is 10 million euros per year. Beyond that amount, risks are transferred to insurers.

Liability

The North America zone (United States and Canada) is covered by an umbrella policy underwritten in the United States. For the other zones, the Group has taken out an umbrella policy that covers both the Company and its subsidiaries beyond any local coverage. These umbrella policies cover business operational and product risks.

Share buyback

Following resolutions approved at the General Shareholders' Meeting of May 15, 2003, Air Liquide implemented a share buyback program intended to:

- cancel shares to optimize shareholder equity and net earnings per share in one or several stages, within the limit of 10% of share capital over a 24-month period;
- buy and sell shares based on market conditions;
- allocate share options to its own or subsidiary employees;
- sell in any form, whether through the exchange of shares or payment in the context of financial transactions or acquisitions;

At December 31, 2002, Air Liquide held 1,756,471 of its own shares (representing 1.7% of share capital).

In 2003, Air Liquide bought back 1,185,641 shares for a total 150.8 million euros (average purchase price, 127.18 euros) and cancelled 1 million shares. This rate of share buyback, though higher than in 2002, is consistent with the Group's policy of reducing debt.

At December 31, 2003, Air Liquide held 1,942,112 of its own shares, representing 1.9% of share capital.

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Pensions and other benefits

Air Liquide provides its employees with various pension plans, termination indemnities, jubilees and other post-employment benefits for both actives and retirees. The characteristics of these plans vary according to laws and regulations applicable in each country as well as specific rules in each subsidiary.

These benefits are covered in two ways:
- In the form of what are known as defined contribution plans;
- In the form of what are known as defined benefit plans.

Defined contribution plans are those whereby employers undertake to pay regular contributions. The employer's obligation is limited to payment of the established contributions. The employer does not provide any guarantee as to the future level of whatever benefits are paid to the current or retired member of staff (a form of obligation referred to as average).

The annual charge corresponds to the contribution due in respect of one financial year that releases the employer from any further liability.

Defined benefit plans are those whereby the employer guarantees the future level of fixed benefits under the agreement, most often in proportion to level of salary and length of service (a type known as a "result-based obligation").

Defined benefit plans may be either:
- Financed by payments to external funds;
- Or managed internally.

The existence of defined benefit plans calls for:
- Evaluation of the employer's obligations toward its employees;
- Evaluation of the assets market value of the external funding;
- Evaluation of the expenses to be booked annually, based on the evolution of the liabilities and the return on the funds invested.

Defined contribution and defined benefit plans exist side by side in the Air Liquide Group.

These plans have been set up in the various countries where the Group is based in order to ensure that Air Liquide personnel receive welfare benefits in line with the ordinary practices of the large companies operating in those countries.

Defined contribution plans basically involve the pension plans of L'Air Liquide S.A. and its French subsidiaries, the 401K plans in the USA and some Canadian pension plans.

The defined benefit plans mainly involve:
- The American, Japanese, Swiss and German and some Canadian plans;
- The French and Italian termination indemnities;
- The American and Canadian retiree medical plans.

The table below illustrates the position, as of December 31, 2003, of the various defined benefit plans operating within the Air Liquide Group (for its major subsidiaries and obligations).

Commitment for defined benefit plans

In millions of euros

	Projected benefits as of 12/31/2003	External funding market value	Balance Sheet provisions as of 12/31/2003	Over-funding (under-funding) as of 12/31/2003
Europe	462	229	168	(65)
Americas	375	277	36	(62)
Asia-Pacific	93	39	54	0
Total	930	545	258	(127)

Commitments valued by actuaries.

Benefits are regularly valued by actuaries. These valuations are performed for each plan according to the International Accounting Standards. The actuarial method used is the projected unit credit method taking into account final pay.

Actuarial gains and losses above 10% of the greater of liabilities or assets are amortized over the Employees Average Remaining Service Lifetime (EARSL).

The actuarial assumptions (turnover, mortality, retirement age, salary increase) vary according to demographic and economic conditions in each country.

The discount rates used to determine the liability are based on the Government bonds or High-quality Corporate bonds with the same duration as the liabilities at the valuation date.

The expected return on long-term assets is determined by taking into account, in each country, the asset allocation in the portfolio.

According to international accounting regulations, some obligations may appear to be under-funded or over-funded, even if they are on a par with or in excess of the figures established under the local regulations.

Decisions with regard to coverage of any under-funded plans are taken for each individual plan in accordance with local requirements applicable in the countries where subsidiaries are located. Any additional financing required is generally spread over several financial years.

The Group has established a policy to monitor and control pension and other welfare benefit obligations with the help of an independent actuary in order to ensure the pertinence of the actuarial and financial hypotheses and the validity of the calculations.

Charges booked for the financial years 2002 and 2003 in respect of pensions and other welfare benefits

In millions of euros

	2002	2003
Defined benefit plans	31.4	39.2
Defined contribution plans	59.2	59.1

L'Air Liquide S.A. and subsidiaries included under the pension agreement

Several pension plans co-exist within the Group:

The parent company and a certain number of French subsidiaries grant:
- Additional benefits to retirees (4,859 people as at December 31, 2003) and to employees over 45, or with more than 20 years of service as at January 1st, 1996 (1,251 people as at December 31, 2003). These benefits provide a retirement income based on final pay, which is paid in addition to the other normal retirement benefits (Social Security, ARRCO and AGIRC). This plan was closed as of February 1st, 1996. The annual amount paid with respect to this plan cannot exceed 12% of payroll or 12% of pre-tax profit for the relevant entities. As a consequence of the plan closing, this 12% will be reduced starting in year 2010 based on the annual decrease in the number of retirees. As a consequence of these limits, this plan is viewed as a defined contribution plan for which the pension expense consists of annual payments as they are made to current retirees since these liabilities cannot be viewed as ongoing and stable. The contribution for the current fiscal year is equal to 34.6 million euros (for 2002 and 2001: 34.0 and 32.1 million euro respectively). Without the limits and until complete extinction of the plan, the actuarial value of the annual after-tax contributions paid on behalf of retirees as at December 31, 2003 and of eligible employees is equal to 372.8 million euros (256.4 million euros for retirees and 116.4 million euros for active employees).
- An externally funded defined contribution plan for other employees not in the plan mentioned above (4,124 people as at December 31, 2003) with at least one year of service. Contributions to this plan are jointly paid by employer and employee. For fiscal year 2003, employer contributions amount to 5.5 million euros (2002 and 2001: 5.0 and 5.3 million euros respectively).

The other main pension plans are Defined Benefit plans in North America (USA and Canada, 40% of consolidated retirement liabilities), in Switzerland (13% of liabilities), in Germany (10% of liabilities), in Spain (10% of liabilities) and in Japan (10% of liabilities).

Following the decisions of the General Shareholders' Meeting and on recommendation of the Selection and Remuneration Committee, the Board of Directors, the Supervisory Board and the Management Board have adopted senior executives stock options schemes at the Group level, including executive directors.

These schemes are intended to motivate key executives at Group level, retain the most performing individuals and focus them on a medium and long-term interests of shareholders.

In addition, at the occasion of Air Liquide's 100 years celebration, in 2002, stock options were granted on an exceptional basis to all Group employees around the world with a maximum of 30 stock options per employee.

Stock options have been granted for a minimum amount equal to 100% of the average market price of the last twenty days preceding the day they are granted. The maximum exercise term is ten years for stock options granted before the General Meeting dated May 4, 2000 and seven years for those granted since this date. A very small number of stock options have been tied to certain conditions of objectives achievements during a defined period.

Options granted over the last 10 years

(maximum exercisable term after the date of grant))

	1994	1996	1997	1998	1999	2000	2001	2002	2002 (3)
Date of authorization by the General Shareholders' Meeting	05/19/93	05/22/96	05/22/96	05/22/96	05/12/99	05/04/00	05/04/00	04/30/02	04/30/02
Date of attribution by the Board of Directors or Management Board	06/27/94	05/22/96	09/24/97	01/22/98	05/12/99	09/07/00	08/28/01	06/14/02	10/10/02
Total stock options granted	174,700	105,000	73,000	20,000	264,300	702,900	5,900	955,400	769,130
including to officers and directors	90,000	30,000	0	20,000	44,000	70,000	0	75,000	60
including to top 10 executives whose number of options granted is the highest	33,200	43,000	55,000	0	46,000	83,500	5,900	112,000	300
Number of recipients	55	28	16	1	122	321	2	481	31,012
Exercise period start date	06/27/94	05/22/96	09/24/02	01/22/03	05/12/04	09/07/05 (2)	08/28/05	06/14/06	10/10/06
Expiration date	06/26/04	05/21/06	09/23/07	01/21/08	05/11/09	09/06/07	08/27/08	06/13/09	10/09/09
Purchase price (euros)	117.39	138.73	140.25	140.25	148.00	142.00	155.00	168.00	128.00
Purchase price at 12/31/03 (euros) (1)	69.52	90.52	100.55	-	119.56	126.22	137.78	149.33	128.00
Total stock options granted, adjusted to 12/31/03 (1)	259,243	158,274	91,464	24,799	326,568	790,105	6,638	1,073,936	769,130
Total stock options exercised at 12/31/03 (1)	164,767	19,470	0	0	0	0	0	0	0
Total stock options cancelled at 12/31/03 (1)(4)	3,520	0	83,090	24,799	22,777	45,425	2,700	17,564	18,780
Total stock options remaining at 12/31/03 (1)	90,956	138,804	8,374	0	303,791	744,680	3,938	1,056,372	750,350

The total number of stock options remaining at December 31, 2003 was 3,097,265.

(1) Adjusted to account for the weighted number of shares outstanding as a result of bonus shares (2002, 2000, 1998, 1996 and 1994).

(2) September 7, 2004 for non-French resident taxpayers.

(3) Exceptional plan approved in 2002, in celebration of the Company's 100th anniversary and involving all Group employees who met certain conditions, including seniority. Plan limited to a maximum of 30 stock options per recipient.

(4) Loss of exercise right and, for 1997 and 1998, non achievement of three year net earnings per share performance targets.

In 2003, 92,608 stock options were exercised at an average purchase price of 67.96 euros.

Total adjusted stock options, granted by the Board of Directors, Supervisory Board and Management Board under the schemes authorized by shareholders, but not exercised as of December 31.2003, amount to 3,097,265 options i.e. 3.1% of the capital shares (average purchase price: 130.56 euros), of which 398,617 (at an average price of 133.08 euros) have been granted to the General Management.

These stock options are to be exercised within a ten-year maximum term after the date of grant for those granted by May 4, 2000 and within a seven-year maximum term for those granted since that date.

Those that have been granted between September 24, 1997 and September 7, 2000, are only exercisable after a five-year minimum term. The stock options granted since September 7, 2000 are only exercisable after a four-year minimum term (five-year minimum term, until April 27, 2001, for French fiscal resident).

As of December 31, 2003, out of the total number authorized by the General Shareholders' Meeting, 1,162,326 options have not been attributed by the Supervisory and the Management Boards.

Options granted to the ten officers of the Company and its subsidiaries, with the highest number of options granted

In 2003, no options were granted to members of personnel of the Company or its subsidiaries.

Options exercised by the ten officers of the Company and its subsidiaries, with the highest number of options exercised

Granted in	Number of options exercised	Average price (in euros)
1993	14,395	67.75
1994	2,807	69.52
Total	**17,202**	**68.04**

Statutory auditors' remuneration

Renuneration recorded in 2003 by the Air Liquide Group relating to auditors' services are as followed:

In thousands of euros	ERNST & YOUNG	RSM SALUSTRO REYDEL	Other	Total 2003	Total 2002
Audit services					
Statutory audit	4,139	852	750	5,741	5,649
Other audit services	572	51	327	950	900
Total of audit services	**4,711**	**903**	**1,077**	**6,691**	**6,549**
Other services					
Tax and legal (1)	1,007		186	1,193	1,308
Information system	4		55	59	9
Other services	93		67	160	116
Total of other services	**1,104**	**0**	**308**	**1,412**	**1,433**
Total of auditors' remuneration	**5,815**	**903**	**1,385**	**8,103**	**7,982**

(1) Tax and legal services performed by Ernst&Young mainly concern foreign subsidiaries.

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Compensation of officers and directors of L'Air Liquide S.A.

Gross remuneration and benefits paid to members of the Management Board of L'Air Liquide S.A. for all companies in the Group, including fringe benefits, amount to:

In thousands of euros

	Amount for 2002		Amount for 2003	
	due	paid	due	paid
Benoît Potier				
- Fixed portion	732	732	821	783
- Variable portion	564	309	826	564
Total	**1,296**	**1,041**	**1,647**	**1,347**
Jean-Claude Buono				
- Fixed portion	442	442	478	478
- Variable portion	259	153	383	259
Total	**701**	**595**	**861**	**737**

In addition, the company paid 99,000 euros for additional pension plans to the benefit of Benoît Potier.

The whole variable portion of the remuneration due for the year is paid the following year.

In 2002, the variable portion was based on Group earnings growth targets and might represent more than 50% of the total compensation if the objectives were achieved.

In 2003, the Management Board remuneration policy approved by the Supervisory Board is divided into two parts:

- A fixed portion linked to the responsibility level and the experience in the function and;

- A variable portion based upon three factors. The first based on the increase in net earnings per share, the second, on the level of ROCE and the last, on individual qualitative objectives such as to prepare the Group's future or to react to changes in business environment. The formulas are established at the beginning of the year; the final amounts are calculated based on actual figures. The variable portion may represent more than 50% of the total compensation if the objectives are achieved.

The following table details attendance fees and other compensation paid in 2003 to the members of the Supervisory Board.

In thousands of euros

Alain Joly (Chairman of the Supervisory Board)	(1) 229
Édouard de Royere	52
Pierre Bellon	15
Michel Bon	52
Thierry Desmarest	41
Pierre-Gilles de Gennes	37
Sir Christopher Hogg	62
Gérard de La Martinière	30
Cornelis van Lede	28
Béatrice Majnoni d'Intignano	39
Lindsay Owen-Jones	45
Sir Dennis Weatherstone	49

(1) For Alain Joly, this corresponds to his compensation as Chairman of the Supervisory Board.

In addition, Édouard de Royere and Alain Joly received retirement benefits of 1,580 thousand euros and 1,024 thousand euros.

Remuneration of members of the Supervisory and Management Boards (2001) and of the Executive Committee

Emoluments granted to the members of the Supervisory and Management Boards (2001) and Executive Committee of L'Air Liquide S.A. as compensation for their responsibilities in the Group are as follows:

In millions of euros

	2001	2002	2003
Emoluments to the members of the Supervisory and Management Boards	0.4	0.6	0.7
Emoluments to the officers	6.4	5.6	6.6
Total	**6.8**	**6.2**	**7.3**

Management includes all members of the Management Board and Executive Committee.

The remuneration policy of the executive directors and chief executives takes into account current practices in other companies. It includes a substantial variable portion based on targets of Group earnings growth and individual contributions.

Stock options granted to officers and directors

The total adjusted stock options granted to officers and directors, and not exercised as of December 31, 2003, amount to:

	Total stock options granted	Average price (in euros)	Granted in 2003	Granted over the last five years
Benoît Potier	104,075	134.53	0	94,876
Jean-Claude Buono	67,966	125.87	0	53,698

The total number of options granted and not exercised by Alain Joly, Chairman of the Supervisory Board, amounts to 151,627 options at an average price of 105.01 euros. All these options were granted to him prior to 2001, as Chief Executive Officer of the Company.

Options exercised by officers and directors

The total number of options exercised by officers and directors in 2003, amounts to:

	Number of options Exercised	Granted in	Average price (in euros)
Alain Joly	25,316	1993	67.75
Jean-Claude Buono	5,065	1993	67.75

Transactions made on company shares by officers and directors

Over 2003, three members bought 3,050 shares at an average price of 127.02 euros and two members sold 16,450 shares at an average price of 124.78 euros.

International Financial Reporting Standards (IFRS) Project

In order to prepare the application of IFRS standards from January 1st, 2005, the Group nominated in 2003 a project team of experts from head office and affiliates working together with operational managers.

The IFRS project team is responsible for:
- Identifying the main gaps between the accounting principles and methods currently applied by the Group and the IFRS standards;
- Defining the new format of presention of the financial statements,
- Defining the required modifications to the Group's information systems;
- Evaluating the impact of changes in accounting principles on the opening balance sheet as of 1st January 2004.

The main issues identified so far concern:
- The complete application of IAS 19 concerning Employee Benefits;
- The application of IAS 16 related to Property, Plant and Equipment;
- The application of a new standard (IAS – International Accounting Standards) to be published, dealing with business groupings.

Consolidated financial statements

For the year ended December 31, 2003

Contents

Principles and methods of consolidation

The consolidated accounts of the Air Liquide Group have been prepared in accordance with applicable French accounting principles and notably with the CRC 99-02 regulation.

The Group has not applied by anticipation regulation CNC 2002.10 related to amortization and depreciation of assets, for which there would have been no impact on December 31, 2003 Financial Statements.

I - Principles of consolidation

1 - Companies included and consolidation methods used

The consolidation methods used are:
- full consolidation method,
- proportional method,
- equity method.

a - Full consolidation method

Where companies are fully consolidated, all assets and liabilities are included in the consolidated balance sheet after adjustments for minority interests. Revenues and expenses are similarly included in the statement of consolidated earnings.

All significant subsidiaries in which the Air Liquide Group has an interest greater than 50 % are fully consolidated and, when certain conditions specified by law have been met, companies in which its interest is comprised between 40 and 50 %.

b - Proportional method

Under this consolidation method, assets and liabilities as well as revenues and expenses are recognized in the consolidated statements on a proportional basis to the extent of the controlling share owned.

The proportional consolidation applies to partnerships in which revenues and expenses are shared between the partners according to their controlling shares.

c - Equity method

Significant companies in which Air Liquide Group's interest is above 20 % and those where its interest is greater than 50 % but which are not sufficiently important to justify their being fully consolidated are accounted for by the equity method. Thus, only the share of net equity and earnings which corresponds to Air Liquide Group's percentage of interest are included.

d - Other investments

Investments in other companies not fully or proportionally consolidated or accounted for by the equity method are recorded in the balance sheet under the heading "Other investments" and are reflected in consolidated earnings only to the extent of dividends received.

2 - Adjustments arising on consolidation

a - Intercompany balances and transactions

All intercompany balances between fully consolidated companies as well as intercompany gains or losses on Group transactions are eliminated.

b - Regulatory provisions

Movements in those provisions which have been established in conformity with fiscal regulations or which are similar to reserves are eliminated in the determination of consolidated net earnings.

These provisions mainly concern depreciation for tax purposes, provisions for price increases and for investments.

c - Deferred taxes

Adjustments made for consolidation purposes which may result in timing differences between income reported for income tax purposes and that reported in the consolidated financial statements give rise to deferred taxes. They are computed using current tax rates.

Deferred income taxes are primarily the result of:
- Accelerated depreciation for tax purposes,
- Provisions which are not immediately tax deductible.

d - Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into euros as follows :
- Balance sheet items, at the official year-end exchange rates,
- Statement of earnings and statement of changes in financial position items, at average exchange rates for the year.
- Resulting translation adjustments are recorded as a separate component of shareholders' equity and minority interests.
- Financial statements of subsidiaries located in highly inflationist countries are translated at historical rates.

II - Valuation methods

The consolidated financial statements are prepared on the basis of historical costs without revaluation.

1 - Fixed Assets

a - Intangible Assets

The intangible assets are carried out at cost. Depreciation is computed on the straight-line method regarding the estimated useful life, which is generally between 3 and 5 years.

b - Property, plant and equipment

Land, buildings and equipment are carried out at cost. Financial charges were expensed as incurred until December 31, 1994. Effective January 1, 1995, interests are capitalized during the period of construction where it relates to the financing of major projects over a 12-month period of development. This change was made considering the Group's substantial development of investments in these major projects.

Assets under capital leases are capitalized and depreciated according to the rules of the Group.

Depreciation is computed on the straight-line method, using the following estimated useful lives :

- Buildings	20 years
- Cylinders	20 years
- Plants	10 to 15 years
- Pipelines	25 to 35 years
- Other equipments	5 to 15 years

c - Goodwill

The consolidated balance sheet reflects the goodwill arising on acquisition for all consolidated companies.

Goodwill or badwill represents the difference between the purchase price and the fair value of the net assets acquired at the date of purchase. Considering the nature of the acquisitions and the activities of the Group, goodwill is being amortized on a straight-line basis generally over 40 years for Gas activities and over 10 to 20 years for other activities.

Furthermore, where circumstances indicate that adverse changes have occurred in the estimates used in the initial computation of goodwill, the amount thereof is reduced accordingly.

Under exceptional circumstances (investments financed by proceeds from stock offering...), goodwill may be eliminated against retained earnings.

d - Depreciation

When events or changes of background and market conditions may involve a loss of value, a detailed review of the fixed assets is performed so as to reduce the net book value of these assets either to the market value or to the useful value. This last one is calculated based on future operational cash flows representing the best estimation of the economic assumptions for the remaining useful life of the assets.

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2 - Other investments

Other investments are reflected in the consolidated balance sheet at the lower of cost or market method on a going concern basis.

3 - Inventories

Inventories are valued at the lower of cost or market. The cost of certain categories of raw materials and finished goods, principally welding supplies and equipments, is determined using the LIFO method.

The cost of other inventories is determined using the FIFO method, or the average cost method.

4 - Engineering and construction

Revenues relating to engineering and construction activities are recorded upon contract completion. Provisions are established for losses anticipated on uncompleted contracts.

5 - Innovation costs (research and development)

Following the definition published by the OECD, innovation includes all costs relating to the scientific and technical activities, patent work, education and training, necessary to assure the development, manufacturing start-up, and market research of new improved products or processes. Innovation costs are charged to income when they are incurred.

6 - Pensions and employee benefit

In accordance with laws and practices of each country, the Group contributes to pensions, pre-pensions and termination indemnity plans. The valuation methods which are applied are described in note (N) to the consolidated financial statements.

Statement of earnings

Years ended December 31

In millions of euros	Notes	2001	2002	2003
Net sales	[1] (1)	8,328.3	7,900.4	8,393.8
Cost of products sold, operating expenses and innovation costs	(2)	(6,325.5)	(5,925.6)	(6,388.9)
Depreciation and amortization	(3)	(825.2)	(813.2)	(808.7)
Operating income	[1]	1,177.6	1,161.6	1,196.0
Financial income (expense), net	(4)	(154.1)	(127.2)	(106.0)
Equity in earnings of companies accounted for by the equity method	[1]	44.9	58.0	49.5
Other income (expense), net	(5)	(1.2)	(49.6)	(50.4)
Earnings before income taxes		1,067.2	1,040.8	1,089.1
Current income taxes	(6)	(264.2)	(343.8)	(362.6)
Deferred income taxes	(6)	(50.0)	53.6	55.3
Earnings before minority interests		753.0	750.6	781.8
Minority interests		51.1	47.4	56.2
Net earnings		701.9	703.2	725.6
Net earnings per share (in euros)	(7)	6.99	7.08	7.36

(1) For geographic information, see pages 110 to 112.

Note (1) - Net sales - analysis by business lines

In millions of euros	2001	in %	2002	in %	2003	in %
Gas and Services	7,256.7	87.1	6,887.0	87.2	7,388.5	88.1
AL Welding Group	448.5	5.4	460.1	5.8	423.2	5.0
Other activities	334.3	4.0	343.4	4.3	328.8	3.9
Engineering / Construction	288.8	3.5	209.9	2.7	253.1	3.0
Total	8,328.3	100.0	7,900.4	100.0	8,393.6	100.0

AL Welding Group produces and distributes welding and cutting consumables and equipment.

Other activities mainly include chemicals and diving.

Total foreign exchange impact on sales increase in 2003 versus 2002 is negative (-6.3% ie 496 million euros). This impact is linked to the conversion of the financial statements of the Group's foreign subsidiaries into euros. It stems from the appreciation of the euro against foreign currencies, mainly the American dollar, the yen and the Canadian dollar. Total foreign exchange impact on sales in 2002 versus 2001 was negative of -3.5%.

The effect of changes in the consolidation scope on 2003 sales (vs 2002) is positive of 5.5% (ie 440 million euros at constant exchange rates). This is principally linked to the consolidation of Japan Air Gases (+4.6%) from 1st January 2003. The remainder of this effect stems mainly from the acquisition of Messer assets in Egypt, Canada, Trinidad and Tobago and of Intega in Germany (+0.9%). The effect of changes in the consolidation scope on 2002 sales (vs 2001) was positive of +0.7%.

The impact of natural gas is positive of +2.9% in 2003 vs 2002 (ie 193.4 million euros). This impact concerns essentially Air Liquide's North American businesses. In 2002 (vs 2001) there was a negative impact of -1.8%.

Note (2) - Cost of products sold, operating expenses and innovation costs

In millions of euros	2001	2002	2003
Purchases including inventory variations	(3,147.7)	(2,688.4)	(2,999.2)
Salaries and employee benefits	(1,603.0)	(1,590.8)	(1,641.4)
Other operating expenses	(1,872.4)	(1,964.6)	(2,069.3)
	(6,623.1)	(6,243.8)	(6,709.9)
Sundry operating income	31.5	49.5	48.5
Production costs of fixed assets capitalized	266.1	268.7	272.5
	(6,325.5)	(5,925.6)	(6,388.9)

Innovation includes activities defined as such by the OECD, notably in the field of research and development.

In 2003, innovation costs amount to 149.5 million euros, of which research and development expenses are 94.3 million euros.

In 2002 and 2001, these costs amount to 151.8 and 146.0 million euros of which research and development expenses are 92.1 and 90.1 million euros. Natural gas price fluctuations impact purchases in the same way as net sales.

Other operating expenses include provisions for a net of 20.7 million euros in 2003 compared to 34.1 million euros in 2002 and 10.8 million euros in 2001. These provisions are mainly related to retirement indemnities, other benefits, as well as doubtful accounts receivables, engineering contracts completion costs and employee profit sharing.

Note (3) - Depreciation and amortization

In millions of euros	2001	2002	2003
Intangible assets	(29.7)	(35.4)	(44.7)
Property, plant and equipment	(758.4)	(740.1)	(724.6)
Goodwill	(37.1)	(37.7)	(39.4)
	(825.2)	(813.2)	(808.7)

Note (4) - Financial income (expense), net

In millions of euros	2001	2002	2003
Interest expense net of interest income	(159.5)	(133.3)	(110.3)
Interest capitalized	2.7	4.2	2.7
Dividends received	2.7	1.9	1.6
	(154.1)	(127.2)	(106.0)

Note (5) - Other income (expense), net

In millions of euros	2001	2002	2003
Gains on disposal of fixed assets and investments	22.1	8.4	2.2
Miscellaneous income and expenses (net)	(23.3)	(19.9)	(9.8)
Exceptional provisions		(38.1)	(42.8)
	(1.2)	(49.6)	(50.4)

Gains on disposal of fixed assets and investments are of ordinary and repetitive nature.

Miscellaneous income and expenses (net) include notably the exceptional costs related to the changes in some organizations within the Group, particularly in the United States in 2001. In 2003, they comprise a net profit of 17.5 millions euros arising from the consolidation of Japan Air Gases.

In 2002 and 2003, additional provisions have been recorded to cover customers credit risks, expenses related to the harmonization of the Group's information systems and exceptional depreciation of assets or deferred charges linked to the development of new businesses.

Note (6) - Income taxes

Reconciliation between the standard tax rate and the effective Group tax rate:

In %	2001	2002	2003
Standard tax rate	36.7	36.5	35.9
Impact of transactions taxed at reduced rates	(4.2)	(2.9)	(3.2)
Impact of tax rates changes	(0.1)	(1.1)	0.2
Impact of permanent differences and others	(1.7)	(3.0)	(3.3)
Effective Group tax rate	30.7	29.5	29.6

The standard tax rate is the average rate obtained by applying the statutory tax rate for each country to their related earnings before tax.

Effective Group tax rate is determined as follows: (current and deferred income taxes) / (earnings before income taxes excluding equity in earnings of companies accounted for by the equity method).

In France, L'Air Liquide S.A. has elected to determine French income taxes on a consolidated basis, including all French subsidiaries complying with the requirements.

Foreign subsidiaries have also elected to apply for similar rules wherever this is allowed under local regulations.

Note (7) - Net earnings per share - dilutive impact of stock options

	2001	2002	2003
Net earnings (In millions of euros)	701.9	703.2	725.6
Adjusted average number of shares [1]	100,453,605	99,311,656	98,537,498
Dilutive impact of stock options	1,507,351	2,159,106	3,097,265
Adjusted average number of shares - diluted	101,960,956	101,470,762	101,634,763
Net earnings per share (in euros) [2]	6.99	7.08	7.36
Diluted earnings per share (in euros) [3]	6.88	6.93	7.14

(1) The adjusted weighted number of shares outstanding during the year is calculated by excluding treasury shares; for year 2001, the numbers of shares have been adjusted to take into account the attribution, in 2002, of one bonus share for eight shares owned.

(2) The 2001 net earnings per share takes into account the attribution in year 2002 of one bonus share for eight shares owned.

(3) The calculation takes into account stock options granted as of December 31, assuming that all these options would be exercised.

No other financial instrument which may generate additional dilution of the net earnings per share has been created by the Group.

Balance sheet

Years ended December 31

Assets

In millions of euros	Notes	2001	2002	2003
Fixed assets				
Intangible assets	(A)	352.5	449.3	474.3
Less: accumulated depreciation		(204.7)	(244.2)	(250.3)
		147.8	**205.1**	**224.0**
Property, plant and equipment	(B)	14,374.2	13,696.5	13,913.7
Less: accumulated depreciation		(7,495.1)	(7,542.5)	(7,986.2)
	(2)	**6,879.1**	**6,154.0**	**5,927.5**
Goodwill	(C)	1,276.1	1,308.6	1,259.0
Less: accumulated depreciation		(404.9)	(408.0)	(431.6)
		871.2	**900.6**	**827.4**
		7,898.1	**7,259.7**	**6,978.9**
Other non-current assets				
Long-term loans, receivables and other assets		143.4	149.8	156.1
Investments in companies accounted for by the equity method	(1) (D)	303.0	313.4	268.1
Other investments	(E)	208.4	111.1	100.4
		654.8	**574.3**	**524.6**
Total long-term assets	(2)	**8,552.9**	**7,834.0**	**7,503.5**
Inventories	(F)	**633.6**	**563.0**	**655.5**
Current assets				
Trade receivables	(G)	1,915.4	1,848.4	1,945.6
Prepaid expenses and other assets	(G)	352.7	360.0	462.0
Short-term loans	(I)	130.7	46.5	43.1
Marketable securities	(I)	242.6	41.4	79.5
Cash	(I)	226.6	265.7	315.6
		2,868.0	**2,562.0**	**2,845.8**
Total current assets and inventories		**3,501.6**	**3,125.0**	**3,501.3**
Total assets		**12,054.5**	**10,959.0**	**11,004.8**

(1) Contributions to shareholders' equity and earnings are split by geographic area, see pages 110 to 112.
(2) For geographic information, see pages 110 to 112.

Liabilities and shareholders' equity

In millions of euros	Notes	2001	2002	2003
Shareholders' equity				
Capital stock		999.0	1,109.0	1,099.0
Additional paid-in capital		259.2	12.1	67.3
Retained earnings		3,758.1	3,626.4	3,434.8
Treasury shares		(364.9)	(231.4)	(247.5)
Net earnings for the year		701.9	703.2	725.6
	(3)	**5,353.3**	**5,219.3**	**5,079.2**
Minority interests	(3)	**323.0**	**232.8**	**460.0**
Provisions and deferred income taxes	(H)	**1,316.2**	**1,170.9**	**1,104.0**
Long-term debt	(I)	**2,753.4**	**2,289.2**	**1,986.3**
Total capital employed		**9,745.9**	**8,912.2**	**8,628.6**
Current liabilities				
Trade payables		877.4	834.8	936.5
Other liabilities		1,001.2	1,125.3	1,256.7
Short-term debt	(I)	430.0	86.7	183.1
Total current liabilities		**2,308.6**	**2,046.8**	**2,376.3**
Total liabilities and shareholders' equity		**12,054.5**	**10,959.0**	**11,004.8**
Commitments and contingencies	(K)			

(3) See statement of shareholders' equity and minority interests page 109.

Statement of changes in financial position

Years ended December 31

In millions of euros	2001	2002	2003
Net earnings	701.9	703.2	725.6
Minority interests	51.1	47.4	56.2
Depreciation and amortization	825.2	813.2	808.7
Deferred income taxes	50.0	(53.6)	(55.3)
Increase (decrease) in provisions	10.6	18.4	(0.9)
Equity in earnings of companies accounted for by the equity method, less dividends received	(11.4)	(14.5)	7.9
Funds provided by operations	**1,627.4**	**1,514.1**	**1,542.2**
Distributions:			
- L'Air Liquide S.A.	(317.9)	(366.1)	(414.2)
- Minority interests	(37.4)	(29.6)	(44.7)
Industrial investments	(769.8)	(632.8)	(746.8)
Financial investments	(332.4)	(306.9)	(74.9)
Sales of fixed assets and investments	146.7	59.0	40.2
Other non-current assets and sundry (1)	(119.0)	5.5	5.4
Change in working capital	(139.4)	182.8	(15.6)
Net before financing	**58.2**	**426.0**	**291.6**
Proceeds from issues of capital stock	47.7	3.4	12.1
Purchase of treasury shares	(289.9)	(91.5)	(150.8)
Effect of exchange rate changes	(79.5)	194.4	151.5
Net indebtedness of newly consolidated companies	(39.7)	28.9	(12.3)
Change in net indebtedness	**(303.2)**	**561.2**	**292.1**
Net indebtedness at beginning of year	(2,280.3)	(2,583.5)	(2,022.3)
Net indebtedness at end of year	(2,583.5)	(2,022.3)	(1,730.2)

Net indebtedness analysis	2001	2002	2003
Short-term loans	130.7	46.5	43.1
Marketable securities	242.6	41.4	79.5
Cash	226.6	265.7	315.6
Long-term debt	(2,753.4)	(2,289.2)	(1,985.3)
Short-term debt	(430.0)	(86.7)	(183.1)
Net indebtedness at end of year	**(2,583.5)**	**(2,022.3)**	**(1,730.2)**

(1) For 2001, the amounts mainly correspond to payments to insurance companies in connection with the externalization of the Spanish pension plans.

Statement of shareholders' equity - Minority interests

In millions of euros	Capital stock	Additional paid-in capital	Retained earnings	Cumulative conversion adjustment	Treasury shares	Total shareholders' equity	Minority interests
Balance as of December 31, 2000	**1,005.7**	**337.8**	**4,133.9**	**15.7**	**(207.2)**	**5,285.9**	**357.5**
Increase (decrease) in capital stock	4.3	42.6				46.9	0.8
Distributions			(317.9)			(317.9)	(37.4)
Foreign currency conversion				(70.3)		(70.3)	(9.1)
Capital decrease due to cancellation of treasury shares	(11.0)	(121.2)			132.2	0.0	
Purchase in treasury shares					(289.9)	(289.9)	
Sundry			(3.3)			(2)(3.3)	(3)(39.9)
2001 net earnings			701.9			701.9	51.1
Balance as of December 31, 2001	**999.0**	**259.2**	**4,514.6**	**(54.6)**	**(364.9)**	**5,353.3**	**323.0**
Increase (decrease) in capital stock	0.6	3.6				4.2	1.1
Bonus shares distribution	125.9	(42.0)	(83.9)			0.0	
Distributions			(366.1)			(366.1)	(29.6)
Foreign currency conversion				(374.2)		(374.2)	(34.3)
Capital decrease due to cancellation of treasury shares	(16.5)	(208.7)			225.2	0.0	
Purchase in treasury shares					(91.5)	(91.5)	
Sundry			(9.4)		(0.2)	(2)(9.6)	(3)(74.8)
2002 net earnings			703.2			703.2	47.4
Balance as of December 31, 2002	**1,109.0**	**12.1**	**4,758.4**	**(428.8)**	**(231.4)**	**5,219.3**	**232.8**
Increase (decrease) in capital stock	1.0	5.3				6.3	5.8
Distributions			(414.2)			(414.2)	(44.7)
Foreign currency conversion				(302.8)	0.2	(302.6)	(36.6)
Capital decrease due to cancellation of treasury shares	(11.0)		(123.5)		134.5	0.0	
Purchase in treasury shares					(150.8)	(150.8)	
Impact of merger		(4)49.9	(4)(49.9)			0.0	
Sundry			(4.4)			(2)(4.4)	(3)246.5
2003 net earnings			725.6			725.6	56.2
Balance as of December 31, 2003 (1)	**1,099.0**	**67.3**	**4,892.0**	**(*)(731.6)**	**(247.5)**	**5,079.2**	**460.0**

(*) Including, as of December 31, 2003, (181.7) million euros of cumulative conversion adjustment for the euro area and (142.1) million euros concerning the devaluation of the Argentinean Peso.

(1) As of December 31, 2003, the number of shares issued is 99,912,917 at par value 11 euros. During the year 2003, movements on capital stock have been as follows:
- 92,608 shares issued for cash, resulting from the exercise of stock options,
- Capital decrease due to cancellation of 1,000,000 treasury shares,
- Creation of 1,868 shares consequently to the merger of Cofigaz S.A. into L'Air Liquide S.A.

The total number of treasury shares amounts to 1,942,112 shares as of December 31, 2003 (including 1,915,171 shares owned by L'Air Liquide S.A.).

During the year, the movements on the treasury shares have been as follows:
- Cancellation of 1,000,000 shares,
- Acquisition of 1,185,641 shares for an average price of 127.2 euros.

(2) Including withholding taxes paid by some subsidiaries (amounts included in the overall calculation of the withholding tax on dividends paid by L'Air Liquide S.A.).

(3) Corresponding to changes of the Group percentage of interest in consolidated subsidiaries (mainly due in 2003 to the consolidation of Japan Air Gases, in 2002 to the Purchase of Air Liquide Japan and in 2001, to the purchase of minority interests of Hede Nielsen (Denmark) and VitalAire AHS (Canada)).

(4) Consists mainly in a 60.9 million euros merger bonus accounted for consequently to the merger of Cofigaz into L'Air Liquide S.A. and offset by a 11.0 million euros transfer from Additional paid-in-capital to Retained earnings.

82-522

Geographic Information

2003

Statement of earnings

In millions of euros	France	Europe (excl. France)	Americas	Asia-Pacific	Africa		Total
Net sales							
Gas and Services	1,544.8	2,232.3	2,131.4	1,336.3	143.7		7,388.5
AL Welding Group	148.7	274.5					423.2
Other activities	222.9	38.9	60.4	6.6			328.8
Sub-total without Engineering / Construction	1,916.4	2,545.7	2,191.8	1,342.9	143.7		8,140.5
Engineering / Construction	63.9	34.3	12.8	103.8	38.3		253.1
Total	1,980.3	2,580.0	2,204.6	1,446.7	182.0		8,393.6
Operating income							
Gas and Services	313.9	466.0	278.3	166.5	31.4		1,256.1
Other	48.2	29.2	4.3	4.1			85.8
R&D centers / corporate						(145.9)	(145.9)
Total	362.1	495.2	282.6	170.6	31.4	(145.9)	1,196.0
Equity in earnings of companies accounted for by the equity method	5.3	4.1	1.5	31.9	6.7		49.5

Balance Sheet

	France	Europe (excl. France)	Americas	Asia-Pacific	Africa		Total
Property, plant and equipment (net)	862.1	2,082.7	1,964.2	897.0	121.5		5,927.5
Investments in companies accounted for by the equity method	56.9	31.7	20.9	139.3	19.3		268.1
Total long-term assets	1,257.0	2,564.7	2,241.8	1,268.1	171.9		7,503.5

Pro forma

	France	Europe (excl. France)	Americas	Asia-Pacific	Africa		Total
Net sales	1,980.3	2,580.0	2,204.6	1,556.6	182.0		8,503.5
Operating income	362.1	495.2	282.6	194.9	31.4	(145.9)	1,220.3

Notes:
- Net sales are based upon the location of operations, except for the engineering activity, which is based upon customer location.
- Air Liquide Welding Group produces and distributes welding and cutting consumables and equipment.
Other activities mainly include chemicals and diving.
- Pro forma information includes 50 % of the net sales and operating income of SOXAL (Singapore) and HKOAC (Hong Kong), SOAEO subsidiaries accounted for by the equity method.

2002

Statement of earnings

In millions of euros	France	Europe (excl. France)	Americas	Asia-Pacific	Africa		Total
Net sales							
Gas and Services	1,465.2	2,113.5	2,226.4	962.2	119.7		6,887.0
AL Welding Group	176.2	283.9					460.1
Other activities	222.8	38.4	75.0	7.2			343.4
Sub-total without Engineering / Construction	1,864.2	2,435.8	2,301.4	969.4	119.7		7,690.5
Engineering / Construction	66.6	34.7	41.3	46.6	20.7		209.9
Total	1,930.8	2,470.5	2,342.7	1,016.0	140.4		7,900.4
Operating income							
Gas and Services	303.0	449.3	308.9	121.6	22.6		1,205.4
Other	56.3	31.6	1.7	5.8			95.4
R&D centers / corporate						(139.2)	(139.2)
Total	359.3	480.9	310.6	127.4	22.6	(139.2)	1,161.6
Equity in earnings of companies accounted for by the equity method	10.2	4.4	1.4	33.1	6.9		56.0

Balance Sheet

	France	Europe (excl. France)	Americas	Asia-Pacific	Africa		Total
Property, plant and equipment (net)	863.1	2,061.1	2,411.5	730.8	87.5		6,154.0
Investments in companies accounted for by the equity method	56.2	27.7	28.1	160.7	40.7		313.4
Total long-term assets	1,251.4	2,564.4	2,709.2	1,156.9	152.1		7,834.0

Pro forma

	France	Europe (excl. France)	Americas	Asia-Pacific	Africa		Total
Sales	1,930.8	2,470.5	2,342.7	1,133.7	140.4		8,018.1
Operating income	359.3	480.9	310.6	155.2	22.6	(139.2)	1,189.4

Notes:
- Net sales are based upon the location of operations, except for the engineering activity, which is based upon customer location.
- Air Liquide Welding Group produces and distributes welding and cutting consumables and equipment.
Other activities mainly include chemicals and diving.
- Pro forma information includes 50 % of the net sales and operating income of SOXAL (Singapore) and HKOAC (Hong Kong), SOAEO subsidiaries accounted for by the equity method.

2001

Statement of earnings

In millions of euros	France	Europe (excl. France)	Americas	Asia-Pacific	Africa		Total
Net sales							
Gas and Services	1,481.5	2,024.3	2,580.5	1,072.1	98.3		7,256.7
AL Welding Group	166.4	282.1					448.5
Other activities	205.9	37.7	82.1	8.6			334.3
Sub-total without Engineering Construction	1,853.8	2,344.1	2,662.6	1,080.7	98.3		8,039.5
Engineering Construction	84.1	61.7	52.8	83.4	6.9		288.9
Total	1,937.9	2,405.8	2,715.4	1,164.1	105.2		8,328.4
Operating income							
Gas and Services	317.8	417.4	330.9	134.1	24.0		1,224.2
Other	54.4	33.0	3.0	1.6			92.0
R&D centers / corporate						(138.6)	(138.6)
Total	372.2	450.4	333.9	135.7	24.0	(138.6)	1,177.6
Equity in earnings of companies accounted for by the equity method	5.5	1.7	(0.1)	31.7	6.1		44.9

Balance Sheet

	France	Europe (excl. France)	Americas	Asia-Pacific	Africa		Total
Property, plant and equipment (net)	890.5	2,097.9	3,032.3	811.7	46.7		6,879.1
Investments in companies accounted for by the equity method	50.4	24.4	21.4	184.6	22.2		303.0
Total long-term assets	1,250.7	2,590.8	3,366.9	1,208.7	135.8		8,552.9

Pro forma

	France	Europe (excl. France)	Americas	Asia-Pacific	Africa		Total
Sales	1,937.9	2,405.8	2,715.4	1,287.1	105.2		8,451.4
Operating income	372.2	450.4	333.9	165.0	24.0	(138.6)	1,206.9

Notes :

- Net sales are based upon the location of operations, except for the engineering activity, which is based upon customer location.
- Air Liquide Welding Group produces and distributes welding and cutting consumables and equipment.

Other activities mainly include chemicals and diving.

- Pro forma information includes 50 % of the net sales and operating income of SOXAL (Singapore) and HKOAC (Hong Kong). SOAEO subsidiaries accounted for by the equity method.

82-522

Note (A) - Intangible assets

Gross Value

In millions of euros	As of January 1st	Increase	Decrease	Foreign exchange variation	Other variations (1)	As of December 31st
2002						
Start-up costs	38.3	0.6		(1.0)	1.1	39.0
Deferred charges	47.3	57.1	(8.3)	(0.5)	(6.4)	89.2
Business	19.3	1.3	(0.5)	(0.2)	5.9	25.8
Other intangible assets	247.6	21.6	(6.3)	(9.3)	41.7	295.3
Total	352.5	80.6	(15.1)	(11.0)	42.3	449.3
2003						
Start-up costs	39.0	2.5	(1.4)	(1.0)	(3.8)	35.3
Deferred charges	89.2	35.1	(4.8)	(0.3)	(13.6)	105.6
Business	25.8	0.2		(1.1)	8.7	33.6
Other intangible assets	295.3	32.7	(5.2)	(9.3)	(13.7)	299.8
Total	449.3	70.5	(11.4)	(11.7)	(22.4)	474.3

Depreciation

In millions of euros	As of January 1st	Increase	Decrease	Foreign exchange variation	Other variations (1)	As of December 31st
2002						
Start-up costs	(36.7)	(10.2)		1.5	10.3	(35.1)
Business	(10.0)	(3.0)	0.5		(1.4)	(13.9)
Other intangible assets	(158.0)	(22.2)	3.5	5.8	(24.3)	(195.2)
Total	(204.7)	(35.4)	4.0	7.3	(15.4)	(244.2)
2003						
Start-up costs	(35.1)	(17.7)	0.7	1.0	22.3	(28.8)
Business	(13.9)	(3.0)		0.6	(1.6)	(17.9)
Other intangible assets	(195.2)	(24.0)	5.0	4.0	6.6	(203.6)
Total	(244.2)	(44.7)	5.7	5.6	27.3	(250.3)

(1) Other variations on gross value and depreciation mainly correspond to accounts reclassifications and effects of changes in the consolidation scope (in particular in 2003, the consolidation of Japan Air Gases)

Deferred charges mainly include some capitalized IT expenses, as well as incorporation or capital increases costs. They are depreciated over a three to five-year period.

Other intangible assets mainly consist of concessions, licenses, patents acquired and some capitalized IT expenses. Depreciation is computed over the estimated useful lives or legal limits of the assets.

Acquisitions of fixed assets within the statement of changes in financial position correspond to the increase of intangible assets and the increase of property, plant and equipment net of the variation of the balance of fixed assets suppliers between January 1st and December 31st

Note (B) - Property, plant and equipment

Property, plant and equipment are mainly used in the gas activity.

Gross Value

In millions of euros	As of January 1st	Increase	Decrease	Foreign exchange variation	Other variations (1)	As of December 31st
2002						
Land	217.6	1.0	(7.7)	(14.1)	(3.9)	192.9
Buildings	818.8	4.1	(10.3)	(57.0)	17.6	773.2
Equipment, cylinders, installations	12,917.0	179.0	(125.7)	(1,075.8)	510.4	12,404.9
Total property, plant and equipment in service	**13,953.4**	**184.1**	**(143.7)**	**(1,146.9)**	**524.1**	**13,371.0**
Construction in progress	420.8	368.2	(1.0)	(31.6)	(430.9)	325.5
Total property, plant and equipment	**14,374.2**	**552.3**	**(144.7)**	**(1,178.5)**	**93.2**	**13,696.5**
2003						
Land	192.9	0.4	(4.9)	(17.3)	72.7	243.8
Buildings	773.2	3.8	(18.3)	(42.5)	92.3	808.5
Equipment, cylinders, installations	12,404.9	154.5	(155.1)	(815.5)	958.1	12,546.9
Total property, plant and equipment in service	**13,371.0**	**158.7**	**(178.3)**	**(875.3)**	**1,123.1**	**13,599.2**
Construction in progress	325.5	512.2		(36.4)	(486.8)	314.5
Total property, plant and equipment	**13,696.5**	**670.9**	**(178.3)**	**(911.7)**	**636.3**	**13,913.7**

Depreciation

In millions of euros	As of January 1st	Increase (2)	Decrease	Foreign exchange variation	Other variations (1)	As of December 31st
2002						
Buildings	(433.2)	(32.1)	6.5	32.4	3.3	(423.1)
Equipment, cylinders, installations	(7,061.9)	(717.1)	113.5	558.9	(12.8)	(7,119.4)
Total property, plant and equipment in service	**(7,495.1)**	**(749.2)**	**120.0**	**591.3**	**(9.5)**	**(7,542.5)**
2003						
Buildings	(423.1)	(31.6)	11.6	21.7	(54.8)	(476.2)
Equipment, cylinders, installations	(7,119.4)	(702.5)	134.9	442.8	(265.8)	(7,510.0)
Total property, plant and equipment in service	**(7,542.5)**	**(734.1)**	**146.5**	**464.5**	**(320.6)**	**(7,986.2)**

(1) Other variations on gross value and depreciation mainly correspond to accounts reclassifications and effects of changes in the consolidation scope (in particular in 2003, the consolidation of Japan Air Gases for which the impact on the gross value and the amortization is respectively 590.1 millions of euros and (322.1) millions of euros)

Depreciations on property, plant and equipment (see note (3) on page 104) correspond to the increase of depreciation net of the decrease of investment grants

[illegible]uisitions of fixed assets within the statement of changes in financial position correspond to the increase of intangible assets and the increase of property, plant and [illegible]uipment net of the variation of the balance of fixed assets suppliers between January 1st and December 31st.

Note (C) - Goodwill

Gross Value

In millions of euros	As of January 1st	Increase	Decrease	Foreign exchange variation	Other variations (1)	As of December 31st
2001	1,105.3	168.8	(4.0)	15.6	(9.6)	1,276.1
2002	1,276.1	106.3		(60.9)	(12.9)	1,308.6
2003	1,308.6	28.0		(49.5)	(28.1)	1,259.0

(1) Other variations mainly correspond to reclassifications and effects of changes in the consolidation scope in particular in 2003, the consolidation of Japan Air Gases

The increase in goodwill mainly corresponds :
- for 2001, to the acquisition of Air Liquide Austria (Austria), and the purchase of minority interests of Hede Nielsen (Denmark) and VitalAire ARS (Canada).
- for 2002, to the purchase of minority interests of Air Liquide Japan (Japan).
- for 2003, to the purchase of minority interests of Oy Polargas (Finland) and the acquisition of several companies which are not significant individually.

In 1994, a goodwill has been directly deducted from retained earnings. The impact on the net balance of the goodwill is 128.3 million euros as of December 31, 2003 (132.6 million euros in 2002 and 136.9 million euros in 2001), with no significant impact on net earnings.

Depreciation

In millions of euros	As of January 1st	Increase	Decrease	Foreign exchange variation	Other variations (2)	As of December 31st
2001	(361.5)	(37.1)	3.3	(4.8)	(4.8)	(404.9)
2002	(404.9)	(37.7)	0.5	21.2	12.9	(408.0)
2003	(408.0)	(39.4)		17.1	(1.3)	(431.6)

(2) Other variations mainly correspond to reclassifications from gross value to depreciation.

Note (D) - Investments in companies accounted for by the equity method

In millions of euros	As of January 1st	Equity in earnings	Dividends paid	Foreign exchange variation	Other variations (1)	As of December 31st
2001	295.8	44.9	(33.5)	1.3	(5.5)	303.0
2002	303.0	56.0	(41.5)	(33.3)	29.2	313.4
2003	313.4	49.5	(57.4)	(33.4)	(4.0)	268.1

(1) Other variations mainly correspond to changes in the consolidation scope. Particularly, the Egyptian entities bought to Messer Griesheim GmbH were accounted for by the equity method in 2002. They are fully integrated in 2003.

Group's part in companies accounted for by the equity method as of December 31, 2003 *In millions of euros*	Equity in earnings	Shareholders' equity	Net indebtedness
France	5.3	56.9	16.8
Europe (excluding France)	4.1	31.7	4.8
Americas	1.5	20.9	32.9
Asia-Pacific	31.9	139.3	44.1
Africa	6.7	19.3	(3.5)
Total	**49.5**	**268.1**	**95.1**

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Note (E) - Other Investments

In millions of euros	2001	2002	2003
France	66.1	44.2	37.2
Europe (excluding France)	20.4	17.9	22.5
Americas	18.5	16.0	6.9
Asia-Pacific	40.1	33.0	33.8
Africa	63.3	0.0	0.0
Total	**208.4**	**111.1**	**100.4**

Other investments mainly include:

France:

- the shares of Arcelor representing 0.12% of its stock capital as of December 31, 2003 acquired for a total amount of 8.9 million euros.

This investment has been reduced by sales of shares in 2002 and the market value of the remaining shares amounts to 8.7 million euros as of December 31, 2003.

- the investment in "Air Liquide Ventures" venture capital fund amounting to 13.6 million euros as of December 31, 2003.

Americas:

- reclassifications of other investments towards long-term loan, receivables and other assets.

Africa:

- on December 31, 2001, the shares of Fedgas (Pty) Ltd. which amount to 63.3 million euros, were not consolidated waiting for the South African Competition Commission approval. Since this agreement, given on January 23, 2002, Fedgas (Pty) Ltd is consolidated in the Air Liquide Group from 2002.

Other investments are individually not significant.

Note (F) - Inventories

In millions of euros	2001	2002	2003
Raw materials and supplies	179.1	155.7	170.6
Finished and semi-finished goods	402.0	352.7	395.7
Work in progress (essentially engineering and construction contracts in progress)	211.2	162.5	167.1
Provision for obsolescence and loss on completion	(43.4)	(52.6)	(51.8)
	748.9	**618.3**	**681.6**
Advances received on contracts in progress,	(115.3)	(55.3)	(26.1)
Net	**633.6**	**563.0**	**655.5**

The LIFO reserve amounts to 3.5 million euros in 2003 (17.8 million euros in 2002 and 21.9 million euros in 2001).

Note (G) - Trade receivables and other debtors

In millions of euros	2001	2002	2003
Trade receivables	1,999.2	1,941.7	2,038.5
Provision	(83.8)	(93.3)	(92.9)
Net	**1,915.4**	**1,848.4**	**1,945.6**
Prepaid expenses and other assets	355.8	364.5	464.6
Provision	(3.1)	(4.5)	(2.6)
Net	**352.7**	**360.0**	**462.0**

Some subsidiaries have permanent programs of non-recourse sales of trade receivables. As of December 31, 2003, amounts sold and deducted from trade receivables are 165.3 million euros (162.7 and 218.1 million euros for 2002 and 2001).

Note (H) - Provisions and deferred income taxes

In millions of euros	As of January 1st	Increase	Decrease	Foreign exchange variation	Other variations	As of December 31st
2002						
Deferred income taxes (assets)	(249.2)	(88.7)	4.2	5.9	29.9	(297.9)
Deferred income taxes (liabilities)	967.7	37.5	(6.6)	(77.6)	(32.7)	888.3
Deferred income taxes (net)	**718.5**	**(51.2)**	**(2.4)**	**(71.7)**	**(2.8)**	**590.4**
Employee termination indemnities & other benefits	253.6	16.0	(20.4)	(10.6)	(4.6)	234.0
Provision for the engineering activity	50.1	28.6	(30.1)	(1.0)	(2.6)	45.0
Badwill [1]	47.0	(5.3)		(2.0)	7.9	47.6
Other risks and accrued expenses [2]	162.0	76.9	(49.3)	(4.8)	(8.7)	176.1
Investment grants & deferred revenues	77.1	2.5	(9.1)		(0.1)	70.4
Employee profit sharing	7.9	7.4	(7.9)			7.4
Provisions	**597.7**	**126.1**	**(116.8)**	**(18.4)**	**(8.1)**	**580.5**
Total	**1,316.2**	**74.9**	**(119.2)**	**(90.1)**	**(10.9)**	**1,170.9**
2003						
Deferred income taxes (assets)	(297.9)	(155.1)	16.7	5.6	(2.3)	(433.0)
Deferred income taxes (liabilities)	888.3	99.8	(16.7)	(63.5)	14.0	921.9
Deferred income taxes (net)	**590.4**	**(55.3)**	**0.0**	**(57.9)**	**11.7**	**488.9**
Employee termination indemnities & other benefits	234.0	37.3	(31.8)	(9.9)	28.4	258.0
Provision for the engineering activity	45.0	24.8	(34.0)	(0.6)		35.2
Badwill [1]	47.6		(19.2)	(2.6)	(25.8)	0.0
Other risks and accrued expenses [2]	176.1	121.4	(63.2)	(4.5)	17.1	246.9
Investment grants & deferred revenues	70.4	5.1	(9.8)	(0.1)	0.4	66.0
Employee profit sharing	7.4	8.7	(6.7)		(0.4)	9.0
Provisions	**580.5**	**197.3**	**(164.7)**	**(17.7)**	**19.7**	**615.1**
Total	**1,170.9**	**142.0**	**(164.7)**	**(75.6)**	**31.4**	**1,104.0**

(1) In 2002, this amount corresponds to the badwills resulting from the acquisition of Messer Griesheim GmbH subsidiaries in Argentina and Brazil. These badwills have been allocated to the relating assets or reversed in the net earnings in 2003.

(2) Including provisions for identified tax and industrial litigations, restructuring costs and accelerated depreciation.

Nature of deferred income taxes are detailed into "Principles and methods of consolidation". In addition, deferred income taxes (assets) related to tax losses are not significant.

The increase (decrease) in provisions indicated within the statement of changes in financial position corresponds to the net movement of provisions, excluding movements of investment grants and other items with no financial consequences.

None of the various known cases of litigation in which companies of the Group are involved, included environmental risks, is expected to have a significant effect on the Group's consolidated financial position, beyond provisions set up for that purpose.

Note (I) - Net indebtedness

In millions of euros	2001	2002	2003
Long-term debt	2,753.4	2,289.2	1,985.3
Short-term debt	(1) 430.0	86.7	183.1
Total indebtedness	**3,183.4**	**2,375.9**	**2,168.4**
Short-term loans, marketable securities and cash	(1) (599.9)	(353.6)	(438.2)
Net indebtedness	**2,583.5**	**2,022.3**	**1,730.2**

(1) As of December 31, 2001, net indebtedness includes temporary cash surplus from short-term bonds (Euro Medium Term Note) for an amount of 233 million euros. This surplus was issued on December 28, 2001 and reimbursed in January 2002. This operation has no impact on net indebtedness.

Maturity profile of long-term debt at December 31, 2003 is as follows:

(After covering short-term debt by confirmed unused credit lines).

In millions of euros	
2005	691.0
2006	51.4
2007	417.4
2008	76.6
2009	133.8
2010	9.1
2011	305.2
2012 and after	300.8
Total	1,985.3

Analysis of net indebtedness by currency at December 31, 2003

In millions of euros	2001	2002	2003
EUR	1,185.5	962.1	979.7
USD and CAD	1,246.2	780.5	615.6
JPY (2)	89.4	235.0	133.2
Other currencies	62.4	44.7	1.7
Net indebtedness	2,583.5	2,022.3	1,730.2

(2) Changes in yen indebtedness mainly result from the acquisition of Air Liquide Japan minority interests in October 2002 and Japan Air Gases cash integration in 2003.

Debt denominated in foreign currencies is repaid from the cash flow generated by operations in the corresponding currency.

A portion of long-term debt is secured by assets pledged with a value of 37 million euros in 2003.

Note (J) - Financial instruments

Interest rate risk

In order to reduce its exposure to interest rate risk, the Group may enter into contracts to fix interest rates (swaps), or protect against a rise in interest rates (caps).

The interest rate differential received or paid is recorded in net financial expenses.

Fixed rate indebtedness including the effect of interest rate swaps represents 58% of the total average indebtedness in 2003; the percentage represents 70% including interest rate caps.

The weighted average interest rate on total indebtedness is 4.8 % for the year 2003.

Foreign exchange risk

The Group enters into hedging contracts for exchange risk arising from economic transactions.

As a result, the Group has no exchange risk exposure.

These transactions are entered into with selected financial institutions.

Note (K) - Commitments and contingencies

In millions of euros	2002	2003
Commitments and contingencies linked to:		
Purchase of fixed assets and investments	116.4	(1) 262.7
Rentals and Leases	190.9	128.7
Energy purchases	97.0	87.5
Cogeneration overhauls commitments	89.6	71.2
IT Systems outsourcing in the United States	16.2	14.1
Guarantees and others	164.4	234.0
Total	674.5	798.2

(1) The increase results from H_2/CO projects in progress. Pursuing its strategy to develop its range of industrial services, the Group has announced in December 2003 its acquisition of the test & measurement equipment activities outside the United Kingdom of Livingston, a subsidiary of the British Group Brammer Plc. The amount of the acquisition is 32 million euros, free of cash and debt. This operation is submitted to the approval of competition authorities in France and Germany.

The commitments are given for ordinary operations and will mostly be extinguished during the next two years.

Post-closing Events

The Group has signed on January 20, 2004 an agreement with Messer Griesheim regarding the proposed acquisition of Messer's industrial gas activities in Germany, the United Kingdom and the United States.

The acquisition is related to the reorganization of Messer's ownership structure, with the Messer family (MIG) having reached an agreement with Allianz Capital Partners (ACP) and private equity funds managed by Goldman Sachs (GS Funds) to acquire the sole ownership of Messer Griesheim.

Completion of the acquisition is subject to a number of conditions, including:
- Approval by American and European antitrust authorities. In this context, certain divestitures are anticipated.
- Completion of MIG's acquisition of the remaining Messer Griesheim Group.

The total consideration amounts to 2,660 million euros, including assumed debt. This consideration will be reduced by the proceeds of divestitures.

If these authorities reject the acquisition, Air Liquide would have to pay a cumulative break-up fee, which could be up to 8% of the value of the transaction.

Note (L) - Remuneration of members of the Supervisory and Management Boards (2001) and of the Executive Committee

Emoluments granted to the members of the Supervisory and Management Boards (2001) and Executive Committee of L'Air Liquide S.A. as compensation for their responsibilities in the Group are as follows:

In millions of euros	2001	2002	2003
Emoluments to the members of the Supervisory and Management Boards	0.4	0.6	0.7
Emoluments to the members of the Management Board	6.4	5.6	6.6
Total	6.8	6.2	7.3

From 2001, emoluments to the Officers relate to all the members of the Management Board and Executive Committee.

The remuneration policy of the executive directors and chief executives takes into account market practices. It includes a substantial variable portion based on earnings' targets achievements and individual performance.

For the Chief Executives:
- In 2002, this variable portion is essentially based on targets of Group earnings growth. This component may represent more than 50% of the total compensation if the objectives are achieved.
- In 2003, the variable portion is based upon three items. The first one on the increase of net earnings per share, the second one on the level of ROCE and the last one on individual qualitative objectives such as preparing the Group's future or reacting to the environment.

The formulas are established at the beginning of the year; the final amounts are calculated based on actual figures. The variable portion may represent more than 50% of the total compensation if the objectives are achieved.

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Note (M) - Stock options and stock purchase plans[1]

Following the decisions of the General Shareholders' Meeting and on recommendation of the Selection and Remuneration Committee, the Board of Directors, the Supervisory Board and the Management Board have adopted senior executives stock options schemes at the Group level, including executive directors.

These schemes are intended to motivate key executives at Group level, retain the most performing individuals and focus them on a medium and long-term interests of shareholders.

In addition, at the occasion of Air Liquide's 100 years celebration, in 2002, stock options were granted on an exceptional basis to all Group employees around the world with a maximum of 30 stock options per employee.

Stock options have been granted for a minimum amount equal to 100% of the average market price of the last twenty days preceding the day they are granted. The maximum exercise term is ten years for stock options granted before the General Meeting dated May 4, 2000 and seven years for those granted since this date. A very small number of stock-options have been tied to certain conditions of objectives achievements during a defined period.

In 2003, no stock options were granted to company or subsidiary employees.

In 2003, 92,608 stock options were exercised at an average purchase price of 67.96 euros.

Total adjusted stock options, granted by the Boards under the schemes authorized by shareholders, but not exercised as of December 31, 2003, amount to 3,097,265 options i.e. 3.1% of the capital shares (average purchase price: 130.56 euros), of which 398,617 (at an average price of 133.08 euros) have been granted to the present General Management.

These stock options are to be exercised within a ten-year maximum term after the date of grant for those granted by May 4, 2000 and within a seven-year maximum term for those granted since that date.

Those that have been granted between September 24, 1997 and September 7, 2000, are only exercisable after a five-year minimum term. The stock options granted since September 7, 2000 are only exercisable after a four-year minimum term (five-year minimum term, until April 27, 2001, for French fiscal resident).

As of December 31, 2003, out of the total number authorized by the General Shareholders' Meeting, 1,162,326 options have not been attributed by the Supervisory and the Management Boards.

Note (N) - Retirement and other benefits

A) Pension plans

Air Liquide provides its employees with various pension plans, termination indemnities, jubilees and other post-employment benefits for both actives and retirees. The characteristics of these plans vary according to laws and regulations applicable in each country as well as specific rules in each subsidiary.

Defined benefit plans are in most cases financed via external pension funding. Assets are invested mostly in bonds or equities.

The Group pension liabilities with respect to Defined Benefit plans and similar indemnities are accrued on an actuarial valuation of vested and potential future rights for actives and retirees at fiscal year end date, less the market value of assets, taking into account actuarial gains and losses.

Some employees are covered by Defined Contribution plans. However, these plans do no create any long-term liability. The company's sole obligation is to pay regular contributions to an external fund based on a fixed percentage of the employees pay. The pension expense is equal to the contribution amount paid during the fiscal year.

The characteristics of the plans in force in the Group are as follows:
In France, mandatory collective agreements provide for termination indemnities (i.e. lump sums paid at retirement which are based on the employee's service and earnings at retirement). In addition, the head-office and some French Subsidiaries have a group agreement providing:
- Additional benefits to retirees (4,859 people as at December 31, 2003) and to employees over 45, or with more than 20 years of service as at January 1st, 1996 (1,251 people as at December 31, 2003). These benefits provide a retirement income based on final pay, which is paid in addition to the other normal retirement benefits (Social Security, ARRCO and AGIRC). This plan was closed as of February 1st, 1996. The annual amount paid with respect to this plan cannot exceed 12% of payroll or 12% of pre-tax profit for the relevant entities. As a consequence of the plan closing, this 12% will be reduced starting in year 2010 based on the annual decrease in the number of retirees. As a consequence of these limits, this plan is viewed as a defined contribution plan for which the pension expense consists of annual payments as they are made to current retirees since these liabilities cannot be viewed as ongoing and stable. The contribution for the current fiscal year is equal to 34.6 million euros (for 2002 and 2001: 34.0 and 32.1 million euro respectively). Without the limits and until complete extinction of the plan, the actuarial value of the annual after-tax contributions paid on behalf of retirees as at December 31, 2003 and of eligible employees is equal to 372.8 million euros (256.4 million euros for retirees and 116.4 million euros for active employees).
- An externally funded defined contribution plan for other employees not in the plan mentioned above (4,124 people as at December 31, 2003) with at least one year of service. Contributions to this plan are jointly paid by employer and employee. For fiscal year 2003, employer contributions amount to 5.5 million euros (2002 and 2001: 5.0 and 5.3 million euros respectively).

The other main pension plans are Defined Benefit plans in North America (USA and Canada, 40% of consolidated retirement liabilities), in Switzerland (13% of liabilities), in Germany (10% of liabilities), in Spain (10% of liabilities) and in Japan (10% of liabilities).

B) Determination of assumptions and actuarial methods

Benefits are regularly valued by actuaries. These valuations are performed according to the International Accounting Standard. The actuarial method used is the projected unit credit method taking into account final pay.

Actuarial gains and losses above 10% of the greater of liabilities or assets are amortized over the Employees Average Remaining Service Lifetime (EARSL).

The actuarial assumptions (turnover, mortality, retirement age, salary increase) vary according to demographic and economic conditions in each country.

The discount rates used to determine the liability are based on Government bonds or High-quality Corporate bonds with the same duration as the liabilities at the valuation date.

The expected return on long-term assets is determined by taking into account, in each country, the asset allocation in the portfolio.

C) Liabilities and assumptions

As at December 31, 2003, liabilities with respect to all existing plans, and all subsidiaries, were included in the consolidation, except for non material ones.

The liabilities for pension plans and similar benefits are shown below:

In millions of euros	Liabilities	Assets	Book reserve	Unrecognized gains and (losses)
As of 12/31/2002	831	462	234	(135)
As of 12/31/2003	930	545	258	(127)

The unrecognized gains and losses as at December 31, 2003 will change in the future depending on future asset values and the actuarial assumptions.

Change in actuarial liabilities (in millions of euros):

Actuarial liabilities as of 12/31/2002	831
Service cost + interest cost	37
Change in actuarial assumptions	62
Change in scope (acquisitions, changes in plans' definitions)	70
Foreign exchange	(70)
Actuarial liabilities as of 12/31/2003	930

Change in assets:

Assets as of 12/31/2002	462
Return + contributions - benefit payments	74
Change in scope (acquisitions, changes in plans' definitions)	55
Foreign exchange	(46)
Assets as of 12/31/2003	545

[1] The detail of stock options granted for the past 10 years is given on page 94 of business report.

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The different discount rates used are the following:

	Discount rate	
	2002	2003
Germany	5.50%	5.00%
Canada	6.50%	6.25%
United States	7.00%	6.00%
France	5.25%	5.00%
Italy	5.25%	5.00%
Japan	2.50%	1.70%

The benefit expenses for defined benefit plans and defined contributions plans for fiscal years 2002 and 2003 are as follows:

In millions of euros	2002	2003
Defined contributions plans	59.2	59.1
Defined benefit plans	31.4	39.2

Analysis of the benefit expense for year 2003 for defined benefit plans:

In millions of euros	
Service cost	28.3
Interest cost (net of asset return)	8.9
Other (including actuarial gains and losses amortization)	2.0

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Main consolidated companies, employees and currency rates

L'Air Liquide S.A assumes a part of the Group's operating activities in France. It also owns directly or indirectly financial investments in its subsidiaries. L'Air Liquide S.A. mainly receives, from its subsidiaries, dividends, royalties.

L'Air Liquide S.A. assumes treasury centralization for some French subsidiaries.

1 - Main changes occured in 2003 and 2002

The change in consolidation scope in 2003 (compared to 2002) is positive: +5.5% increase in sales, or 440 million euros at constant exchange rate. This impact is principally linked to the integration of Japan Air Gases (+4.6%) as early as January 1st, 2003. The acquisition of Intega in Germany and Messer assets in Egypt, Canada and Trinidad and Tobago explain the remaining impact (+0.9%).

In millions of euros	Impact on 2003 sales compared with 2002)
A) Acquisitions:	
Companies fully consolidated:	
- Air Liquide and BOC created a new joint subsidiary, Japan Air Gases. It includes the industrial and medical gas activities of Air Liquide on the Japanese market and those of Osaka Sanso Kogyo (BOC's subsidiary). Japan Air Gases is held for 55% by Air Liquide and for 45% by BOC and is fully consolidated.	369.5
- Other (including change in the consolidation method - cf point B)	70.5
Total change in consolidation scope on 2003 sales	440.0

B) Change in consolidation method:

Africa

The Egyptian subsidiaries are fully consolidated in 2003
(Accounted for by the equity method in 2002)
- Air Liquide El Soukhna (Egypt)
- Air Liquide Misr (Egypt)
- Air Liquide 6th of October (Egypt)
- Air Liquide 10th of Ramadan (Egypt)
- Air Liquide Alexandria (Egypt)

Asia-Pacific

- Air Liquide Beijing Co. Ltd
- Air Liquide Nantong Co. Ltd
- Air Liquide Wuxi Co. Ltd

} Companies newly consolidated in 2003

C) Merger:

France

- The Compagnie Industrielle, Commerciale et Financière des Gaz was merged with L'Air Liquide S.A.

D) Companies created and newly fully consolidated in the perimeter:

France
- Air Liquide Hydrogène
- Air Liquide Santé Domicile
- Air Liquide Santé Stockage
- Air Liquide Stockage
- Bello Etoile Hydrogène
- H2PJ

Asia-Pacific
- Air Liquide Pudong New Area Co. Ltd

E) Companies created in 2003 and consolidated by proportional integration in the perimeter:

Asia-Pacific
- Wuxi High Tech Gases Co. Ltd

F) Main changes in the Group share:

Europe
- The Group share in Oy Polargas A.B. arises up to 99.88% in 2003 (versus 69.88% in 2002).

2 - Companies fully consolidated

% of interests	%	Industrial Customers	Large Industries	Healthcare	Electronics	Other[(1)]
France						
L'Air Liquide S.A.	100.00	■	■		■	■
Air Liquide International	100.00					■
Air Liquide Electronics Systems	100.00				■	
Air Liquide Engineering	100.00					■
Air Liquide Electronics Materials	100.00				■	
Air Liquide Eurotonnage	100.00		■			
Air Liquide Finance	100.00					■
Air Liquide Hydrogène	99.84		■			
Air Liquide Innovation and its preconsolidated subsidiaries, including Metrotech	100.00	■				
Air Liquide Participations	100.00					■
Air Liquide Partners	99.95					■
Air Liquide Santé Domicile	100.00			■		
Air Liquide Santé France	100.00			■		
Air Liquide Santé (International)	100.00			■		
Air Liquide Santé Engineering	99.62			■		
Air Liquide Santé Stockage	99.84			■		
Air Liquide Services and its preconsolidated subsidiaries, notably: - Athelia Group - Napac - Kéops (Canada)	100.00 100.00 95.64 100.00	■				
Air Liquide Stockage	100.00	■			■	
Air Liquide Welding SA and its preconsolidated subsidiaries, notably: - Fro Srl (Italy) - La Soudure Autogène Française with Oerlikon and Sauvageau Commercy Soudure - Isaf Spa (Italy)	100.00 100.00 100.00 93.14					■
Altal	100.00					■
Aqualung International and its preconsolidated subsidiaries	98.36					■
Azérus	100.00					■
Belle Étoile Hydrogène	99.84		■			
Belle Étoile Utilité	100.00		■			
BTL S.A. and its preconsolidated subsidiaries, including: - Laboratoires Anios and Hydenet	66.00			■		
Chemoxal and its main subsidiary: - Société d'Exploitation de Produits pour les Industries Chimiques	100.00 99.95					■
Cogenal	99.99		■			
Cryolor	100.00					■
jenal	60.00		■			
E Cryospace	55.00					■
lium Services	100.00	■				

(1) Related activities, holdings.

% of interests	%	Industrial Customers	Large Industries	Healthcare	Electronics	Other[(1)]
Pacome	100.00		■			
Pharmadom (Orkyn')	100.00			■		
H2PJ	50.92		■			
Sidergal	70.00		■			
Société des Gaz Industriels de France	100.00	■	■		■	
Société d'Utilisation Scientifique et Industrielle du Froid	99.44					■
Société Immobilière de L'Air Liquide	99.99					■
Société Industrielle de Cogénération de France	100.00		■			
Société Industrielle des Gaz de l'Air	100.00	■				
Sudac Air Service and its preconsolidated subsidiaries	100.00	■				
Taema	100.00			■		
VitalAire	100.00			■		
Europe						
Air Liquide GmbH (Germany) and its preconsolidated subsidiaries: - Air Liquide Technische Gase GmbH (Germany) - Intega (Germany and Hungary)	100.00 100.00 51.00	■	■		■	
VitalAire GmbH (Germany)	100.00			■		
Schülke & Mayr GmbH (Germany) and its preconsolidated subsidiaries	100.00			■		
Air Liquide UK Ltd (Great Britain)	100.00				■	
Air Liquide Austria (Austria)	100.00	■		■		
Air Liquide Belge S.A. (Belgium) and its preconsolidated subsidiaries: - Air Liquide Benelux NV S.A. (Belgium) - Air Liquide Belgium NV S.A. (Belgium) - Air Liquide Medical SA (Belgium)	99.95 100.00 100.00 99.58	■		■		
Air Liquide Industries Belgium (Belgium)	100.00		■			
Carolox (Belgium)	100.00		■			
Hydrofel (Belgium)	100.00		■			
Hydrowal (Belgium)	100.00		■			
Air Liquide Danmark A.S. (previously called Hede Nielsen A.S). (Denmark)	100.00	■		■		
Air Liquide España S.A. (Spain), and its preconsolidated subsidiaries including Air Liquide Medicinal SL	99.83	■	■	■		
Oy Polargas A.B. (Finland)	99.88	■				
Air Liquide Hellas Société Anonyme de Gaz Industriels (Greece)	98.73	■		■		
Air Liquide Italia Srl (Italy), and its preconsolidated subsidiaries including Air Liquide Sanita and its subsidiaries	99.76	■	■	■	■	
Air Liquide Progetti Italia Spa (Italy)	100.00					■
Omasa (Italy)	99.76			■		
Air Liquide Luxembourg S.A. (Luxemburg)	99.96	■				
Oxylux S.A. (Luxemburg)	100.00		■			

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% of interests	%	Industrial Customers	Large Industries	Healthcare	Electronics	Other[1]
Air Liquide B.V. (The Netherlands), and its subsidiaries VitalAire BV and Lamers HTS	100.00	■		■	■	
Air Liquide Industrie B.V. (The Netherlands)	100.00		■			
Air Liquide Large Industry (The Netherlands)	100.00		■			
Air Liquide Nederland B.V. (The Netherlands)	100.00		■			
Air Liquide Technische Gassen B.V. (The Netherlands)	100.00		■			
Loofbeen B.V. (The Netherlands)	100.00		■			
Air Liquide Katowice Sp (Poland)	79.24		■			
Air Liquide Polska Sp (Poland)	100.00	■	■			
Sociedade Portuguesa do Ar Liquido (Portugal) and its subsidiary Air Liquide Medicinal	99.95	■	■	■		
Air Liquide Gas A.B. (Sweden)	100.00	■				
Carbagas (Switzerland)	70.00	■				
Carba Holding (Switzerland)	100.00					■
Americas						
American Air Liquide (USA) and its main preconsolidated subsidiaries:	100.00	■	■	■	■	■
– Air Liquide America Corp. (USA)	100.00					
– Air Liquide Healthcare America Corp. (USA)	100.00					
– Medal (USA)	100.00					
– Air Liquide Canada Inc. (Canada) with VitalAire ARS and its subsidiaries	100.00					
Air Liquide International Corp. (USA)	100.00					■
Air Liquide Process & Construction Inc. (USA)	100.00					■
Air Liquide Argentina (Argentina)	100.00	■	■	■		
Sociedad Argentina de Aire Liquido S.A (Argentina)	99.89	■				
Air Liquide Brasil (Brazil)	99.99	■	■	■		
Sociedade Brasileira Arliquido Ltda (Brazil)	100.00	■	■			
Air Liquide Chile S.A. (Chile)	100.00	■				
Société des Gaz Industriels de la Guadeloupe (Guadeloupe)	89.46	■				
Air Liquide Spatial (French Guiana)	98.79		■			
Société Guyanaise de L'Air Liquide (French Guiana)	97.04	■				
Société Martiniquaise de L'Air Liquide (Martinique)	68.49	■				
Air Liquide Uruguay (Uruguay)	93.70	■				
Air Liquide Trinidad & Tobago (Trinidad & Tobago)	100.00		■			
Africa						
Air Liquide Proprietary Ltd (South Africa) and its preconsolidated subsidiaries:	82.77	■				
– Liquid Air Botswana (Pty) Ltd (Botswana)	97.00					
– Fedgas (Pty) Ltd (South Africa)	100.00					
Société Ivoirienne d'Oxygène et d'Acétylène (Ivory Coast)	72.08	■				
Air Liquide El Soukhna (Egypt)	90.00		■			
A.. Liquide Misr (Egypt)	87.89		■			
Liquide 6th of October (Egypt)	87.89		■			

(1) Related activities, holdings.

% of interests	%	Industrial Customers	Large Industries	Healthcare	Electronics	Other[1]
Air Liquide 10th of Ramadan (Egypt)	87.89		■			
Air Liquide Alexandria (Egypt)	100.00		■			
Air Liquide Maroc (Morocco)	74.80	■		■		
Air Liquide Tunisie (Tunisia)	59.15	■		■		
Asia-Pacific						
Société d'Oxygène et d'Acétylène d'Extrême-Orient (France) and its main subsidiaries:	87.02	■	■			
– Air Liquide Indonesia (Indonesia)	100.00					
– Esqal (New Caledonia)	99.97					
– Air Liquide Philippines Inc. (The Philippines)	100.00					
– Gaz de Polynésie (Polynesia)	100.00					
– Air Liquide Réunion (Reunion)	95.01					
– Air Liquide Thailand (Thailand)	100.00					
Air Liquide Australia Ltd (Australia) and its preconsolidated subsidiaries, notably:	97.37	■		■		
– Braids Ltd (Australia)	100.00					
– Air Liquide New Zealand Limited (New Zealand)	100.00					
Air Liquide Beijing Co. Ltd (China)	100.00	■				
Air Liquide Hangzhou (China)	62.03					■
Air Liquide Nantong Co. Ltd (China)	100.00	■				
Air Liquide Pudong New Area Co. Ltd (China)	98.57				■	
Air Liquide Shanghai (China)	99.59	■			■	
Air Liquide Shanghai International Trading (China)	100.00				■	
Air Liquide Tianjin (China)	80.00	■				
Air Liquide Wuxi Co. Ltd	100.00	■				
Air Liquide Korea Services (South Korea)	97.76	■	■			
Air Liquide India Holding (India)	100.00	■				
Air Liquide Pacific (Japan)	100.00					■
Air Liquide Japan Ltd (Japan)	95.52	■			■	■
Japan Air Gases (Japan)	52.54	■	■	■	■	■
Air Liquide Asia Pte Ltd (Singapore)	100.00	■				
Air Liquide Far Eastern Ltd (Taiwan)	63.56	■			■	

3 - Companies consolidated by proportional integration

France						
Lavéra Energies	50.00		■			
Lavéra Utilités	50.00		■			
Americas						
Alberta Ltd (Canada)	40.00		■			
Sabine Cogen (USA)	50.00		■			
Asia-Pacific						
Wuxi High Tech Gases Co Ltd	49.79	■				

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% of interests	%	Industrial Customers	Large Industries	Healthcare	Electronics	Other[1]

4 - Main companies accounted for by the equity method

France						
Fabriques d'Oxygène du Sud-Ouest Réunies	49.92	■				
Séchilienne - Sidec	40.53					■
Sépal	99.99					■
Société Anonyme Française Péroune	99.94					■
Sorgal	99.98	■				
Europe						
Deutsche Air Liquide Kryotech. GmbH (Germany)	100.00					■
Air Medical Gase und Apparate VmbH (Austria)	40.00			■		
Air Liquide Bulgaria EOOD (Bulgaria)	100.00	■				
Air Liquide Ipari Gaztermelo Kft (Hungary)	100.00	■				
Americas						
La Oxigena Paraguaya S.A. (Paraguay)	87.89	■				
Neal & Massy Gas products (Trinidad & Tobago)	42.71		■			
Africa						
Air Liquide Engineering Southern Africa Ltd (South Africa)	100.00					■
Société Béninoise des Gaz Industriels (Benin)	99.97	■				
Société Burkinabe des Gaz Industriels (Burkina-Faso)	64.88	■				
Société Camerounaise d'Oxygène et d'Acétylène (Cameroon)	100.00	■				
Société Congolaise des Gaz Industriels (Congo)	99.99	■				
Société Gabonaise d'Oxygène et d'Acétylène (Gabon	80.00	■				
L'Air Liquide Ghana Ltd (Ghana)	100.00	■				
Société d'Oxygène et d'Acétylène du Liban SAL (Lebanon)	49.71	■				
Société d'Oxygène et d'Acétylène de Madagascar (Madagascar)	68.94	■				
Société Malienne des Gaz Industriels (Mali)	99.96	■				
Société Marocaine de Technique et d'Industrie (Morocco)	49.99	■				
Air Liquide Nigeria plc (Nigeria)	61.11	■				
Société Sénégalaise d'Oxygène et d'Acétylène (Senegal)	79.63	■				
Société Togolaise des Gaz Industriels (Togo)	70.57	■				
Asia-Pacific						
Daesung Sanso (South Korea)	39.10	■				
Air Liquide Engineering India (India)	51.00					■
Pacific Hydrogen Corp. (Japan)	21.01	■				
Air Liquide Engineering South Asia (Singapore)	100 00					■

lated activities, holdings.

5 - Employees

The number of employees of the fully consolidated companies amounts to 31,885 people at December 31, 2003, compared to 30,800 as of December 31, 2002.

The integration of new subsidiaries in the Group has a positive impact of 1,400 employees.

6 - Currency rates

Main currency rates used

Average rates

Euros for one currency	2001	2002	2003
US dollar	1.12	1.06	0.88
Canadian dollar	0.72	0.68	0.63
Argentinean peso	1.12	0.35	0.30
Japanese yen (1000)	9.20	8.47	7.64

Closing rates

Euros for one currency	2001	2002	2003
US dollar	1.13	0.95	0.79
Canadian dollar	0.71	0.60	0.62
Argentinean peso	1.13	0.28	0.27
Japanese yen (1000)	8.67	8.04	7.40

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Report of the statutory auditors on the consolidated financial statements

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report, together with the statutory auditors' report addressing financial and accounting information in the President report in internal control, should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In compliance with the assignment entrusted to us by your shareholders' meeting, we have audited the accompanying consolidated financial statements of Air Liquide for the year ended December 31, 2003.

The consolidated financial statements have been approved by the Management Board. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of L'Air Liquide S.A. and its subsidiaries as of December 31, 2003, and the results of their operations for the year then ended, in accordance with accounting rules and principles applicable in France.

Justification of our assessments

In accordance with the requirements of Article L.225-235 of French Company Law (Code de Commerce) which came into effect for the first time this year and without qualifying our opinion, we bring to your attention the following matters which contribute to the opinion expressed above relating to the consolidated financial statements taken as a whole.

Intangible assets and goodwill have been reviewed for impairment as described in the Note to the consolidated financial statements relating to the valuation methods. We have reviewed the application and the assumptions used for these impairment tests.

We have examined the methods and assumptions applied to record the provisions for risks and charges amounting to 615 millions euros and particularly the processes implemented by management in order to identify and assess these risks. We ensured that these provisions were in compliance with French accounting methods and specifically with CRC Rule 2000-06 relating to liabilities. We have reviewed the assumptions and calculation methods used to evaluate obligations relating to pension plans and other additional benefits to employees.

The principles and methods of consolidation applied by your Company are described in the Notes to the consolidated financial statements. In the contexte of their appreciation, we have ensured that these methods, as well as the information disclosed, were appropriate and correctly applied.

Specific verification

In accordance with professional standards applicable in France, we have also reviewed the information relating to the Group contained in the Management report.

We have nothing to report with respect to the fairness of such information or its consistency with the consolidated financial statements.

March 5, 2004

The Statutory Auditors

RSM SALUSTRO REYDEL
Jean-Pierre Crouzet

ERNST & YOUNG Audit
Jean-Claude Lomberget

Report from the Chairman of the Supervisory Board

Contents

82-522

Report from the Chairman of the Supervisory Board

Conditions for the preparation and organization of the work of the Supervisory Board

Since 14 November 2001, the company has adopted a structure based on a Management Board and a Supervisory Board. Such a structure allows a clear distinction between the functions of direction and management entrusted to the Management Board, and the control functions assigned to the Supervisory Board.

Composition of the Supervisory Board

On 31 December 2003, the Supervisory Board was comprised of 11 members, appointed by the General Shareholders' Meeting for a period of 4 years. Members are selected for their skills, integrity, independence and their firm commitment to the interests of all the shareholders.

In addition, all members are recognized for their experience and knowledge in one or more fields relevant to the company's activities, including international development, industry, healthcare, marketing, research, economics and finance. The experience, nationalities and cultures represented in Air Liquide's Supervisory Board complement each other and are very diverse.

The Supervisory Board uses certain indicators as criteria to assess the independence of its members. An independent member must not:
- be, nor ever have been, an employee or officer of the company;
- hold office in a company in which the Chairman of the Supervisory Board or a member of Air Liquide's Management Board is a director or a member of the Supervisory Board;
- have a business relationship with the Air Liquide Group representing a significant part of the activity either of Air Liquide, or of the company in which the member of the Supervisory Board is an officer;
- have any close family link with a member of the Management Board.

The Supervisory Board has used these criteria to decide that the following members are independent: Mrs Majnoni d'Intignano and Messrs Owen-Jones, Bon, Desmarest, de Gennes, Hogg, van Lede, de La Martinière and Weatherstone. Thus, of the 11 members of the Supervisory Board, 9 are independent.

Role of the Supervisory Board - Relationship with the Management Board

The role of the Supervisory Board, as defined in law and in the company's Articles of Association, is to continuously supervise the management of the Company exercised by the Management Board.

An internal document, complementing the Articles of Association, has n approved by the Supervisory Board. It sets out the principles cting the relationship between the Management Board and the ›ervisory Board.

In particular, it describes how the following operate in practice:
- The Supervisory Board's right to information. Most of the information is supplied either (i) in quarterly reports in a formal agreed upon with the Chairman of the Supervisory Board and presented by the Management Board; or (ii) in documents based on standard templates, containing the information the Supervisory Board needs to carry out its role;
- The Supervisory Board's right to monitor certain specific matters, in particular its review of the annual and interim financial statements, the agenda for General Shareholders' Meetings, the annual report to the General Shareholders' Meeting, the report from Internal Audit and the Group's annual and strategic objectives;
- The Supervisory Board's own powers, for instance, to appoint members of the Management Board and its Chairman; to set their remuneration; to form Committees; and to set Supervisory Board members' fees:
- Setting thresholds, above which certain key decisions listed in Article 22 of the Articles of Association require prior authorization from the Supervisory Board;
  - sureties, warranties and guarantees above a unit amount of 80 million euros or for an annual combined amount above 250 million euros;
  - sales or contributions of equity interest, sales of branches of activity, mergers or partial business transfer, above a unit amount of 150 million euros or for an annual combined amount per category above 300 million euros;
  - arranging security above a unit amount of 80 million euros or for an annual combined amount above 150 million euros;
  - commitments for investment or acquisitions above a unit amount of 250 million euros or for an annual combined amount above 400 million euros;
  - financing involving sums that could substantially change the Group's financial structure;
  - granting options to personnel or management;
  - issuing securities giving access to capital;
  - an operation that could substantially change the Group's strategy;
  - the company's purchase of its own shares.

Operation of the Supervisory Board

In addition, the Supervisory Board is subject to internal rules which establish the principles that determine the Supervisory Board's composition, (a balance in terms of age, total duration of terms of office and number of former Group officers). These internal rules also describe the manner of operation, including the conduct of meetings (number of meetings and participation by video-conference) and the formation of Committees (purpose, rules of operation).

In addition, an internal code of practice on preventing insider trading summarizes the legal and regulatory obligations that members of the Supervisory Board must fulfill. This code of practice also sets the limits for dealing in the company's shares, by defining abstention periods during which the members may not trade in those shares.

Members of the Supervisory Board follow AMF (Autorité des Marchés Financiers – the French securities authority) recommendations in declaring to the company every six months their trades in the company's shares. This declaration, in an aggregated and anonymous form, is then sent to the stock market authorities.

Finally, under the company's Articles of Association, each member of the Supervisory Board must own at least 500 direct registered shares in the Company.

Work of the Supervisory Board in 2003

In 2003, the Supervisory Board met six times, with an average attendance by members of 84.6%.

1. The 4 quarterly sessions dealt with the following matters:
- **Regular supervision of the management of the Group.** This consisted largely of:
  - the presentation of quarterly reports by the **Management Board** on the Group's activity and results; the presentation of the annual objectives; and, at the February and September sessions, the review of the consolidated annual and half-yearly financial statements in the presence of the Statutory Auditors;
  - reviewing oral, then written reports from the 4 meetings of the **Audit and Accounts Committee**, and from the 2 meetings of the **Selection and Remuneration Committee**;
  - exercising the prior **authorization procedure provided** for in the Articles of Association, in particular for the investments required for industrial projects or for external growth during the year; for the share repurchase program and share cancellation; for regulated agreements; for sureties; and for methods of Group financing;
  - reviewing company documents: responding to wishes from the Works Council and reviewing the social report, forward-planning documents and company financial statements;
  - in preparation for holding the **Shareholders' Annual General Meeting**, reviewing the proposed **Annual Report from the Management Board**, proposed Agenda, the profit distribution and the proposed reso‹‹ions for the General Shareholders' Meeting; and preparing the Supervisory Board's report to that Meeting.
- **Providing information to the Supervisory Board on some issues of significance to the Group in 2003.** In particular, this included regular reports on the beginning of operations of **Japan Air Gases**, a subsidiary created in 2002 as a joint venture with BOC, to develop activities in industrial and medical gases in Japan. Sales generated by this subsidiary have been consolidated by Air Liquide since January 1, 2003. The Supervisory Board found that, due especially to the efficient integration work carried out on-site by joint teams from Air Liquide and BOC, the operation became profitable after the first six months.

The Supervisory Board was also informed of Group safety performance and in particular of the accidents in March at an Air Liquide site in Portugal and in April at a customer site in Italy. The Supervisory Board was informed of the measures taken to review the Group's industrial risks and the standards used to design and operate its units. In this context, the Supervisory Board was informed of the Group's intent, if need be, to strengthen the industrial safety regulations in force within the Group, and the way they are applied.

Finally, the Supervisory Board has been very regularly updated and has approved the different stages of the external development project which led in January 2004 to the signing of an agreement to acquire a significant part of the activities of the Messer Griesheim company.
- **The Supervisory Board met without members of the Management Board to:**
  - set the objectives, remuneration and specific **conditions of employment** for members of the Management Board. The Supervisory Board received a report from the Selection and Remuneration Committee on this matter, which included performance appraisals for members of the Management Board. The Supervisory Board set the variable remuneration for the accounting year 2002 and also the fixed remuneration and the principles that would apply to the variable part for 2003;
  - give its prior agreement to the proposed **appointment of new members**, to be voted on at the Shareholders' General Meeting (in 2003: Mr. de La Martinière and Mr. van Lede; in 2004: Professor Krebs); revise membership of the Committees (Mr. de La Martinière was appointed to the Audit and Accounts Committee in July, and Mr. Owen-Jones to the Selection and Remuneration Committee in September);
  - enable its members to **evaluate the Supervisory Board's mode of operation**. The assessment questionnaires that individual members completed last year led to a number of suggested improvements, and the Supervisory Board implemented the recommended measures during 2003, including longer time for meetings; holding a meeting specifically on the Group's strategic orientations; improving the timetable for sending out the meeting documentation; etc. A report of the measures undertaken in 2003 has been given to the Supervisory Board;
  - set the rules for determining Supervisory Board members' fees.

82-522

2. One meeting in July was devoted entirely to the Group's **strategic orientations**. During this session, the heads of the major business lines were invited to present to members of the Supervisory Board an overview of their activity, the growth areas they had identified, their strategic objectives and the means they were employing to achieve them. An extra meeting of this nature will now routinely be included in the Supervisory Board's annual schedule.

3. Lastly, an extraordinary meeting was held to consider the project to acquire assets in Messer Griesheim. This project was also discussed on several occasions during the quarterly meetings.

Each session required a file of meeting documentation covering the key points in the agenda, prepared in advance and sent out several days before the meeting. During each meeting, the Chairman of the Management Board gave a detailed presentation on each agenda item, assisted by the other member of the Management Board. On specific items, members of the Executive Committee were asked to make presentations. The Statutory Auditors also reported at sessions where the financial statements were reviewed. The presentations were followed by questions and discussion before the resolutions were put to a vote. Detailed written minutes were then sent to members for review and comment before being approved by the Supervisory Board at the next meeting.

Committees

The Supervisory Board has formed two Committees:

The Audit and Accounts Committee

The Audit and Accounts Committee has 5 members: Mr. E. de Royere, Committee Chairman, Mr. M. Bon, Sir C. Hogg, Mr. G. de La Martinière and Sir D. Weatherstone. Of the 5 members of the Committee, 4 are independent. Members combine experience in business management with financial and accounting expertise.

Composition and mission as defined in the Company's internal regulations

– The Audit and Accounts Committee must include 4 or 5 members of the Supervisory Board and at least two-thirds of its members must be independent.

– The Committee can obtain information, either jointly or, to compare different points of view, separately, from the following: the Management Board, the Finance, Administration and Legal Departments, the Department of Internal Audit, and the Statutory Auditors. It uses its members' professional experience to form a reasonable judgement on the accounts approved by the Management Board; on the accounting methods used; and on the existence and the operation of organizations and procedures of internal control and the way they are applied. It also considers the selection and renewal of the Statutory Auditors; the Committee reviews the selection procedure and gives advice on the choice of auditors and on the rotation of the partners signing the accounts; it reviews the nature of their work and the amount of their fees.

– The Committee meets three times each year, and always before the Supervisory Board meetings at which the Management Board presents the annual or half-yearly financial statements. The Committee reports orally and in writing to the Supervisory Board on its work.

– The Committee may use external experts to assist it.

The Committee's work in 2003

During 2003, the Audit and Accounts Committee met 4 times, with an average attendance by members of 83.3%.

– The Committee **reviewed the consolidated annual and half-yearly financial statements** and examined off-balance-sheet items; taxation; non-recurring items; provisions; and the management of risk relating to customers, countries and exchange.

– The Committee also heard the **conclusions of the Statutory Auditors on these financial statements**. It ensured that Internal Audit's working methods allowed it to complete assignments appropriate to the Group's business.

– In addition, the Committee received **specific presentations** on the following matters:

- A pensions review. This updated the Committee on all the pension arrangements current within the Group in the different countries, and enabled it to compare pension commitments with the assets in the plans.
- The Group treasury policy. The Committee was updated on the management of financial risk and the current systems of control.
- The implementation of a new integrated pan-European Group information system. The Committee noted that the first Group entities to move to this system did so satisfactorily.
- The processes used to monitor energy procurement. Energy is an essential raw material in industrial gas production, and supplies are currently being deregulated. The Committee noted the Group's prudent approach to this issue.

– Finally, the Committee played an active part in the procedure for **selecting** candidates for the **Statutory Auditors** to be voted on during the Shareholders' General Meeting. The Committee reviewed the selection criteria and examined the proposed candidates. The Committee Chairman met representatives from short-listed firms. The Committee put forward a recommendation to the Supervisory Board.

– Each session required a file of meeting documentation to be prepared and sent out several days beforehand, and was preceded by individual telephone interviews with the Finance Director. During the session, each presentation was made either by the Finance Director, Internal Audit, the management executive specialist in the area under discussion or the Statutory Auditors, always in the presence of a member of the Management Board, and was followed by discussion. The Statutory Auditors also reported when no member of the Management Board was present. An oral, then a written report of each meeting was prepared for the Supervisory Board.

The Selection and Remuneration Committee

The Selection and Remuneration Committee has 3 members, Mr. A. Joly, Chairman of the Committee, Mr. T. Desmarest and Mr. L. Owen-Jones. Of the 3 members of the Committee, 2 are independent.

Purpose

– The Committee's purpose is to regularly review the development of the Supervisory Board, and to suggest candidates for new Supervisory Board members to put to the Shareholders' Meeting. It also suggests for the Supervisory Board all the terms and conditions for the appointment, remuneration and employment of members of the Management Board, including the granting of options and pension plans. It periodically reviews the development and performance of Management Board members.

– It reviews the remuneration policy implemented by the Management Board for other members of the executive team, and also the requests the Management Board makes to the Supervisory Board to authorize the granting of options. The remuneration policy for members of the executive team takes account of market practices. Options are granted in order to link individuals more closely with the medium- and long-term interests of the shareholders.

– The Committee is also kept abreast of development plans involving management teams.

The Committee's work in 2003

During 2003, the Selection and Remuneration Committee met twice, with an average attendance by members of 100%.

– During 2003, the Committee reported its conclusions from earlier work seeking new Supervisory Board members. As a result, it proposed Mr Gérard de La Martinière and Mr Cornelis van Lede as candidates. These proposals were agreed on by the Supervisory Board and the two were elected at the Shareholders' General Meeting in May 2003.
At the end of 2003, when terms of office came up for renewal, the Committee again reviewed Supervisory Board membership, bearing in mind the established principle of balancing age and diversity of experience, cultures and nationalities. As in previous years, they used an external firm to assist them in their search for new members. They presented their conclusions to the Supervisory Board, who formulated the proposals for new and renewed membership as explained in the Supervisory Board report. The Committee also considered the future needs of the Supervisory Board.

– The Committee reviewed the fees received by Supervisory Board members, and the Supervisory Board formulated the principles for apportionment and the amounts that applied to the financial year 2003.

– At its first meeting in 2003, the Committee reviewed the performance of Management Board members and passed the results of the review to the Supervisory Board.
The Committee also received details of the Management Board's appraisal of the performance and potential for development of individual members of the Executive Committee.

– The Committee set the variable part of the remuneration for Management Board members for the financial year 2002, based on the change in results and on individual performance appraisals.

– The Committee reviewed all terms and conditions of employment (in particular, pensions and options previously granted) and also the situation in the external marketplace. It then made proposals to the Supervisory Board for the fixed remuneration and the formulas for calculating the variable remuneration for Management Board members for the accounting year 2004.

82-522

Internal control procedures instituted by the Company

The elements of the present report have been compiled by the Group Audit Director in conjunction with the Board Secretary, having been solicited by the Chairman of the Supervisory Board for this purpose.

These elements were presented to the Management Board who judged them compliant with existing Group measures.

They were also presented to the Statutory Auditors in order to allow them to establish their own report, as well as the Audit Committee and the Supervisory Board.

Objectives

Internal Control procedures are part of Group policies put together by the Company and that must be implemented by each entity according to each local situation. These Group policies rely on standards, charters, rules, and may also include practices.

Group policies aim to:

- Ensure that the activities and behavior of its members:
  - Comply with current laws and regulations, internal standards and applicable good practices.
  - Comply with the objectives defined by the Company, especially in terms of risk prevention and risk management policies.
- Verify that all financial information communicated either internally or externally provides an accurate and true and fair view of the situation and activity of the Group.

Risk management

To ensure the continued development of its activities, the Group must actively pursue an approach to prevent and manage the risks (especially industrial and financial risks) to which it is exposed.

In terms of business activities, industrial risk management must essentially focus on prioritizing safety and security while maintaining permanent research into the reliability of installations.

Financial risk management requires strict control over investments, combined with rigorous practices regarding the accounting and financial aspects of the activities (see page 84).

Control environment

The control environment is an important element in effective risk management.

- It is primarily based on a highly consistent Group strategy, of which the main driving force is the internal growth of Company activities. This strategy is relayed through management which centers on medium-term objectives that are categorized by business activity, as well as through a steering process that is based on annual budgetary objectives, which are further categorized down to the individual plan level.

- The control environment also depends on the strict management of Group investments, notably with:
  - A detailed and centralized examination of investment requests (beyond certain thresholds) and of the medium- and long-term contractual commitments which may arise there from.
  - Control of investment decisions is practiced through the use of specific follow-up of the authorizations granted.
  - A comparative analysis of investment profitability (for the most significant) prior to, and subsequent to, their execution.

- The control environment is strengthened by the independence of three key control bodies which report to the Management Board:
  - The **Strategic Objectives and Management Control Department** monitors objectives on the basis of management control consistent with accounting reporting.
  - The **Finance and Accounting Department** ensures:
    - the reliability of accounting and financial information.
    - Group financial risk management.
  - The **Internal Audit Department** verifies the effective application of internal control procedures in the framework of audits carried out according to a defined program that is presented to the Group Audit Committee. This program is developed based on risk analysis and is regularly followed-up on by the Audit Committee itself. Audit reports are widely distributed and systematically complemented by corrective action plans.
  Subsequent audits are conducted to verify the effective application of these action plans.

- Finally, the control environment is completed by a framework of defined limits of authorizations and delegations:
  - From the Management Board to members of the Executive Committee and certain central department executives, in order to define their power related to issuing commitments and payments for commercial operations (sales or purchases).
  - From the Management Board to certain executives in charge of industrial sites, in order to ensure the prevention and control of industrial risks for the sites under their responsibility.
  - From the Management Board to certain financial executives, in order to ensure the security of transactions and financial flows.

The managers of various Group subsidiaries exercise their duties under the control of the Management Board while maintaining a respect for local rules and regulations.

They make sure that the policies and practices instituted are consistent with Group objectives, while being in accordance with the specific requirements of local law.

Internal control procedures

Procedures have been established and communicated by the Company in order to ensure that primary risks are addressed by the various entities in accordance with Group policy and objectives.

The main procedures aim to:

- Ensure the safety and security of staff, products and installations, with a respect for the rules and regulations for accident prevention.
In order to achieve this, the Company has introduced a Safety and Security Risk Control policy based on:
- Empowerment of the Departments within the various Group entities in these fields, notably through the institution of a network of experts (Hygiene Security Environment) who work in conjunction with them.
- The issuing of specific organizational procedures aimed at ensuring effective risk management and accident prevention.
- A feedback system covering all the Group's activities and enabling the analysis of the most important incidents and accidents in order to draw on the experiences and implement corrective measures.
- Continually increasing team awareness by providing specific activity-related training, and the distribution of a monthly security report available to all employees on the Group Intranet.

The risk management and safety department supervises and controls this policy, by notably relying on:
- A monthly presentation of indicators related to safety and security performance that is based on the reporting of accidents or near accidents. This reporting enables progress to be measured toward achieving the Group objective of "zero accidents".
- Audits carried out in conjunction with the industrial departments to ensure the effective implementation of this policy and the compliance of operations with Group security rules.

- Ensure that laws, regulations and internal management rules are respected within the Group, notably in the legal and intellectual property areas:
In conducting their activities, the various Group entities rely on the charters, guidelines or reference frameworks issued by the major functional departments of the Company, notably:

1. For the legal area:
   - Various contractual guides, notably for Large Industries.
   - Instructions on how to behave in terms of respecting laws relating to the competitive marketplace (primarily in Europe and the US).
   - A "Group" note specifying the rules to be respected in order to prevent insider trading.
2. For the intellectual property area:
   - Procedures aiming on the one hand to ensure respect by Air Liquide for valid patents held by third parties, notably in the field of cryogenic production, and on the other hand to provide protection for the Group's own intellectual property.
   - A policy for the protection of Group inventions based on their identification (on a declaratory basis) and favoring the recognition of their inventors.

- Manage and minimize financial risk:
For such, the Company has a defined financial policy that is subject to regular reviews. This policy states the principles and procedures for the management of financial risk to which its activity is exposed, notably in relation to:
- *Liquidity risks*: the Company has defined rules aimed at ensuring the level of "confirmation" and the level of diversification (cash and maturities) for all sources of financing at Group level.
- *Counterparty risk*: the Company has defined rules aimed at ensuring that there is sufficient diversification and financial solidity of counterparts at a Group level (engagement limits/rating minimums).
- *Exchange and interest rate risk*: the Company has defined methods, practiced on a centralized basis for the hedging of interest rates related to debt that is carried in major currencies (Euro, USD, JPY) with:
  - A selection of authorized tools.
  - The steps involved in the hedging decision process.
  - The methods for the execution of transactions.

For other foreign currency debts, the rules have been defined in order to provide for a decentralized management of the risk in accordance with Group objectives.
The Company has also defined methods for exchange risk hedging in terms of the choice of tools, the decision process and the execution of transactions.

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These measures are completed according to treasury management rules that are aimed at ensuring secure transactions, adapted to local circumstances and compliant with the regulations in force.

The application of this financial policy is controlled by the Finance and Accounting Department. To this end, certain transactions are executed on a centralized basis (management of debt and exchange and interest rate risk), which is completed by consolidated reports supplied by various Group entities on a monthly or quarterly basis, depending on their debt level.

The Finance and Accounting Department answers to the Finance Committee regarding the effective execution of this policy.

The Finance Committee

The Committee meets three times a year and upon request if need be.

This Committee includes the Group Finance and Accounting Director, the Group Treasurer and some Department members, under the authority of a member of the Management Board.

The purpose of this Committee is to control the effective application of Group financial policy, to validate proposals and suggestions that have been submitted and to validate the rules governing Group financial policy.

– Ensure the reliability of financial and accounting information:

In order to ensure the quality and reliability of financial and accounting information produced, the Group primarily relies on a defined framework of accounting principles and standards as well as a dual reporting system that has both management and accounting input with data being systematically compared by independent but interactive departments.

- The Company has established and distributed an Accounting Manual for the entire Group, which defines the accounting rules and principles as well as the consolidation methods that are applicable within the Group.
The manual also states the formats applicable within the Group for reporting financial and accounting information.
- Management Control reporting and the accounting reporting are each under the responsibility of independent but interactive departments, that are following identical methods and principles.
- This independence allows for the enhancement of information and analysis through the use of complementary indicators and data.
- The fact that these bodies are interactive provides for better control concerning the reliability of information thanks to a systematic process of regularly validating data.

Consolidation is ensured by the Central Finance and Accounting Department.

This primarily includes the following:

- **Monthly management reporting, so called "monthly flash reporting"**. It provides elements related to sales and the main financial indicators: profit and loss account, self-financing, net indebtedness and amount of investments authorized and engaged.
- **Quarterly reporting, so called "Management Control reporting"**. It provides details of the primary elements of the profit and loss account, balance sheet and cash flow statement.

These two documents are compiled by each entity according to a predefined timetable.

They are systematically accompanied by comments on activities drawn up by the director and the controller within the entity, and are consolidated at Group level with details for each business activity.

- **Quarterly reporting for accounting consolidation** is carried out by each subsidiary which, in addition, must provide (on a semi-annual basis) information on off-balance sheet commitments that may include:
  - energy purchases,
  - pension commitments,
  - financial instruments,
  - financial guarantees and deposits,
  - all other contractual commitments.

Accounting consolidation and monthly reporting is sent to the Central Consolidation Department whose duty, in conjunction with the Strategic Objectives and Management Control Department, is, on one hand to analyze and comment on the results, and on the other hand, to identify and explain the differences with the projections that were made.

Through regular controls, the Finance and Accounting Department ensures the effective application of accounting methods and principles for the various Group entities.

It also relies on the audits carried out by the Internal Audit Department with which it has regular contact.

The reliability of financial and accounting information also depends on information systems which are becoming increasingly integrated (such as ERP).

External auditors work to ensure that reported financial information complies with the rules defined.

Control bodies

The Supervisory Board exercises its control over Group management through various reports it receives from the Management Board, relying on work done by the Audit Committee, according to the methods and principles described above (reports, debriefings, etc).

The Management Board controls risk management, notably through the existing reporting and the following:

– Executive Committee meetings, with debriefings from the risk management and safety department regarding Group performance in terms of security and the progress of actions underway.

– Operations and Investment Committee meetings, which it oversees.

– Work done by the finance and accounting departments, the strategic objectives and management control department and internal audit department, which report directly to the Management Board.

– Finance Committee meetings, which determine the Group's financial policy.

Control schemes are enhanced by the involvement of entity departments, the Executive Committee in terms of implementing and following-up actions needed to improve and strengthen the quality of internal controls.

Alain Joly
Chairman of the Supervisory Board

The Operations and Investment Committee

The Committee meets four to six times a year for each geographical area, or for each significant activity.

This Committee includes the Group Finance and Accounting Director, the Market Director, the Directors for the zone and the entity concerned by the request for investments, under the authority of a member of the Management Board.

The purpose of this Committee is to assess and validate investment requests that have been submitted, as well as medium- and long-term contractual commitments that may arise there from.

Statutory auditors' report on the Report from the Chairman of the Supervisory Board on internal control procedures

Year ended December 31, 2003

(Free translation of the original French language report).

To the shareholders of L'Air Liquide S.A.,

In our capacity as Statutory Auditors of L'Air Liquide S.A., and in accordance with the final paragraph of article L.225-235 of the French Company Law (Code de Commerce), we hereby present to you our report on the Report prepared by the Chairman of the Supervisory Board of your Company in accordance with article L.225-68 of the Code de Commerce for the year ended December 31, 2003.

Under the responsibility of the Supervisory Board, the company's management must determine and implement adequate and efficient internal control procedures. In his report, the Chairman of the Supervisory Board is required to give an account on the conditions of preparation and organization of the tasks carried out by the Supervisory Board and the internal control procedures implemented within the Company.

It is our responsibility to provide you with our observations on the information and declarations contained in the Chairman's report on the internal control procedures relating to the preparation and processing of accounting and financial information.

In accordance with the professional guidelines applicable in France, we have examined the objectives and the general organization of the company's internal control procedures and the internal control procedures relating to the preparation and processing of accounting and financial information, as presented in the Chairman's report.

As this is the first year of application for the provisions introduced by Act no. 2003-706 of August 1, 2003 and in the absence of recognized practices as to the content of the Chairman's report, the said report does not include any assessment of the adequacy and efficiency of the internal control procedures relating to the preparation and processing of accounting and financial information.

On the basis of these procedures, we have no observations to make in connection with the information and declarations concerning the company's internal control procedures relating to the preparation and processing of accounting and financial information, contained in the report of the Chairman of the Supervisory Board, prepared in accordance with the final paragraph of article L.225-68 of the *Code de Commerce*.

March 5, 2004

The Statutory Auditors

RSM SALUSTRO REYDEL
Jean-Pierre Crouzet

ERNST & YOUNG Audit
Jean-Claude Lomberget

Summary of Sustainable Development indicators

Contents

Overview of methodology for human resources, safety and environmental indicators

In the absence of relevant and recognized public benchmarks for industrial gas businesses, Air Liquide has produced several documents to define its reporting methods for human resources, safety and environmental indicators.

Protocol and definitions

This methodological work included taking stock of all documents in which definitions or adopted procedures had been defined. It also led to the clarification of methods for tracing information, in particular for the perimeter within which indicators on environment and energy are collected. In line with the Group's commitment to continuous improvement, Air Liquide will complete this exercise over time, creating a protocol for tracing the Group's sustainable development information. This protocol will include the general principles followed by the Group in this area (perimeter, responsibilities, controls, limits, etc.) and will establish definitions, responsibilities, tools and data-tracing methods for each indicator. The Sustainable Development Department will update the document regularly.

Perimeter and consolidation method

Human resources indicators are consolidated worldwide for all companies globally consolidated within the financial consolidation perimeter.

Safety indicators are consolidated worldwide for all companies for which Air Liquide has management control.

Information on electricity consumption and energy consumption per cubic meter of gas produced by air separation units is worldwide and includes the main air separation units operated by Air Liquide and its subsidiaries.

Information on kilometers traveled by delivery trucks is worldwide. Figures are calculated on the basis of data collected in the top 24 countries where the Group is established. Information on kilometers saved through on-site air gas production units is worldwide and involves all countries globally integrated within the financial consolidation perimeter.

The environmental and energy indicators cover the seven main types of production units operated by the Group and are consolidated for the first year in Europe and North America (Austria, Belgium, Bulgaria, Canada, Denmark, Finland, France, Germany, Greece, Hungary, Italy, the Netherlands, Poland, Portugal, Spain, Sweden, Switzerland and the United States), a perimeter that corresponds to approximately 77% of the Group's Gas and Services sales. This perimeter was expanded considerably compared to 2002, in terms of both geography and activity, since only four types of activities in France ...e consolidated in 2002:

...ir separation units: taking into account the main air separation ...s operated by Air Liquide and its majority subsidiaries.

– Cogeneration units and hydrogen and carbon monoxide production units: units taken into account are those whose operating permit is held by a company in which the Group holds a majority interest. These data are then 100% consolidated. Data on units in which Air Liquide holds a 50% interest are consolidated at 50%. Units where an operating permit is held by a company in which Air Liquide is not the majority shareholder are not included.

– Acetylene, nitrous oxide, and carbon dioxide units, as well as hygiene and specialty units: all units operated by Air Liquide and its subsidiaries are included.

Energy consumption of on-site units, as well as water consumption specific to the sale of water at the Bayport (U.S.) site, are excluded from the data consolidation perimeter.

Reporting and responsibility

Human resources, safety and environmental indicators are extracted from several Group reporting systems, each under the responsibility of a specific department's management:

– Human resources indicators, included in the Group's general accounting consolidation tool, are under the dual responsibility of the finances department and the human resources department.

– Safety indicators are established using the Group's accident reporting tool, which is the responsibility of the risk management and safety department.

– Energy indicators for the main air separation units, cogeneration, and hydrogen and carbon monoxide units are monitored by the Large Industries business line using a special Intranet tool. This tool also allows calculation of carbon dioxide emissions from the cogeneration and hydrogen and carbon monoxide units, as well as carbon dioxide emissions avoided through use of cogeneration.

– Complementarily, the collection of environmental data, which is the responsibility of the risk management and safety department, includes:

- For units mentioned above, other environmental indicators (atmospheric emissions, water consumption, discharge to water, etc.).
- For the smaller units (acetylene, nitrous oxide, carbon dioxide units, and hygiene and specialty units), all indicators (energy use, atmospheric emissions, water consumption, discharge to water, etc.).

– Finally, indicators on kilometers (traveled and saved) are the responsibility of the Industrial Customers business line, which uses a special tool. Kilometers saved are calculated from sales accounting data for gas produced by on-site units.

Controls

Each department in charge of collecting data is responsible for indicators provided. Controls occurs during consolidation (review of changes, inter-site comparisons). Safety and energy indicators are included in operational audits of business activities.

In addition, in the process of collecting data in the expanded perimeter, the risk management and safety department conducted internal audits of environmental data (excluding energy) at about a dozen sites representative of the various types of units monitored.

For the first year, and in a spirit of continuous improvement, Air Liquide asked Ernst & Young's Environment and Sustainable Development Department to review its procedures on human resources, safety and environmental indicators. The review and corresponding observations are presented below. The review also included internal recommendations that will serve as a basis for improvement in the next year.

The goal is to progressively strengthen the nature and scope of control, including testing how procedures are being implemented in entities and subsidiaries on a random sample basis.

Methodological limitations

Methodologies for reporting on some human resources, safety and environmental indicators may present certain limitations, given:

– The absence of recognized definitions at the national or international level;

– The representativeness of measures and the need to estimate.

This is particularly true for the environmental indicators, which were collected for the first year in Europe and North America.

External opinion on human resources, safety and environmental reporting procedures

At the request of Air Liquide, we reviewed reporting procedures of human resources, safety and environmental indicators published for the 2003 reporting period.

These procedures, as well as the environmental and social information in this report, were prepared under the responsibility of Air Liquide's executive management. It is our responsibility to provide our findings following the review described below.

Nature and scope of review

As agreed, we conducted the following tasks:

– We reviewed the procedures and their relevance, completeness and precision with regard to the Group's businesses.

– We carried out interviews at headquarters with the departments in charge of the various reporting systems (human resources, finance, risk and safety management; Large Industries, Industrial Customers) to complete our understanding of these procedures and test their implementation.

To conduct our review we referred to the experts in sustainable development of our firm.

In accordance with the Informations Standard on Assurance Engagements (ISAE), such a review does not include all the relevant controls for providing assurance on data, but it does allow us to describe our findings on the reporting procedures.

Findings on procedures

Our findings on environmental and social reporting procedures, are consistent with Air Liquide's Overview of methodology (page 142).

Safety and energy reportings are part of the operational management of businesses. In the context of the continuous improvement process, the complementary elements described in the paragraph on "Protocol and definitions" (page 142) should be included when formalizing other reporting systems.

March 5, 2004

Éric Duvaud
ERNST & YOUNG
Environment and Sustainable Development

(1) International Standard on Assurance Engagements.

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Synt[illegible] [illegible]holder indicators

for the whol[illegible]

Growth of net earnings and net earnings per share

	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net earnings (in millions of euros)	300	325	339	339	374	406	423	471	516	563	652	702	703	726
Net earnings per share (euros) (1)	3.21	3.42	3.54	3.46	3.75	4.01	4.13	4.60	5.03	5.51	6.40	6.99	7.08	7.36

(1) Based on the average annual number of shares (excluding treasury shares) and adjusted to account for increases in capital and share subscriptions.

Growth in overall distribution to shareholders since 1990

Fiscal year	Overall distribution in euros
1990	101,303,265
1991	110,905,852
1992	122,405,828
1993	124,233,368
1994	138,903,525
1995	143,627,763
1996	160,123,309
1997	179,476,216
1998	205,141,753
1999	221,705,489
2000	281,772,221
2001	298,089,761
2002	330,455,564
2003	327,486,475

Evolution of registered capital since 1995 and number of shares with bonus dividend since implementation in 1995

Fiscal year	Registered capital (%)	Number of shares with bonus dividend
1995	40	10,162,287
1996	43	19,063,625
1997	38	23,110,575
1998	35	25,539,055
1999	32	24,087,590
2000	30	24,944,295
2001	29	23,315,671
2002	27	24,489,228
2003	28	24,266,063

Evolution of share ownership (%)

	1990	1995	2000	2001	2002	2003
Individual shareholders	65	57	45.4	41.7	39.9	40.5
Institutional investors	35	43	52.9	55.6	58.4	57.6
Treasury shares	–	–	1.7	2.7	1.7	1.9

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Summary of human resources indicators

for the whole Group

Employees (1)		2000	2001	2002	2003
Group employees		30,300	30,800	30,800	31,900
Distribution of employees by geographic zone	France	Europe (excl France)	Americas	Asia-Pacific	Africa
	32%	28%	23%	13%	4%
Age distribution	Under 30	30-40	40-50	50-60	Over 60
	16%	33%	29%	20%	2%

	2003
Diversity parity	
Women	
% engineers and managers	14%
% engineers and managers hired during the year	24%
% among employees considered High Potential	20%
Number of nationalities	
among expatriates	36
among senior managers	25
among employees considered High Potential	35
Training	
% total payroll allocated to training	nearly 3%
Average number of days of training per employee	2.5 days
Remuneration	
% employees with an individual variable share as part of their remuneration	36%
Performance review	
% employees who have had a performance review meeting with their supervisor during the year	60%
Investment equity	
% capital held by Group employees	0.9%

(1) Employees under contract, excluding temporary employees

Detailed human resources information for L'Air Liquide S.A. is available on request from the "Social Report".

Summary of innovation indicators

for the whole Group

Budget	150 million euros
Number of researchers	550 from more than 25 nationalities
Number of research centers	8 (France, Germany, U.S., Japan)
Number of patented inventions in 2003	236
Industrial partnerships	Over 100
International collaborations	Over 100 with universities and research institutes

Summary of safety and environmental indicators

Safety (for the whole Group)

	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Number of accidents	361	359	234	179	192	214	188	207	164	135	134	167	194	136
Accident frequency rate(1)	6.5	6.4	4.3	3.4	3.8	4.2	3.4	3.7	2.9	2.4	2.3	2.8	3.2	2.3

(1) Number of accidents involving lost time per million hours worked by Group employees. Accidents defined as recommended by the International Labour Office.

Energy and transport

	Perimeter	2001	2002	2003
Annual consumption of electricity by main air separation units (GWh)	World	15,602	16,268	(2) 16,885

	Perimeter	1999	2000	2001	2002	2003
Evolution of energy consumption per m^3 of gas produced by air separation units (3)	World	100.0	96.0	92.8	92.0	91.4
Kilometers traveled by all vehicles delivering gas in liquid or cylinder form (million km/yr)	World					303
Estimate of truck transport kilometers saved through on-site customer units (million km/yr)	World					55

(2) Corresponding to an electrical capacity of about 1,930 MW at any given time.
(3) Gases produced (oxygen, nitrogen, argon) calculated in m^3 of equivalent gaseous oxygen. Base of 100 in 1999.

Presented here are the environmental elements most typical of the seven types of production units which characterize the Group's businesses:
- Large air separation, cogeneration, and hydrogen and carbon monoxide units
- Acetylene, nitrous oxide and carbon dioxide liquefaction units
- Production units in the hygiene and specialty businesses

1) In Europe and North America, Air Liquide operates 124 large air separation units. They produce oxygen, nitrogen and argon, with some sites producing rare gases. Since they do not use combustion processes, these units do not produce carbon dioxide (CO2), sulfur oxide (SOx) or nitrous oxide (NOx) emissions, and are thus particularly environmentally friendly. They do consume large quantities of electricity, and their cooling systems require back-up water.

Air separation units	Perimeter	2003
Annual electricity consumption (GWh)	Europe + N. America	13,789
Annual water consumption (million m^3)	Europe + N. America	23
Discharge to water: oxidizable matter (tons/year)	Europe + N. America	below 500
Discharge to water: suspended solids (tons/year)	Europe + N. America	below 500

2) Worldwide, Air Liquide operates 15 cogeneration units, all currently located in Europe and North America. They produce steam and electricity simultaneously much more efficiently than units that generate these two products separately, thus affording major energy savings. They consume natural gas and water, most of which is converted to steam and then supplied to customers. Most of the steam is condensed by customers and then reused in the cogeneration unit. Burning natural gas gives off carbon dioxide (CO_2) and produces some nitrous oxide (NOx) but practically no sulfur oxide (SOx) emissions. These units replace steam and electricity production units that would have produced more CO_2 emissions. Cogeneration units therefore help reduce CO_2 emissions in the industrial basins they supply.

Cogeneration units	Perimeter	2003
Annual natural gas consumption (or thermal energy) (LHV Terajoules)	World	71,464
Annual quantities of CO_2 atmospheric emissions prevented through cogeneration (1) (thousand of tons)	World	(2) 856
Air emissions: CO_2 (carbon dioxide) (thousands of tons/year)	World	3,930
Air emissions: NOx (nitrous oxides) (tons/year)	World	4,050
Air emissions: SOx (sulfur oxides) (tons/year)	World	below 100
Annual water consumption (million m^3)	World	10

(1) Calculation takes into account the primary energy source each country uses to produce electricity.
(2) In 2002, this quantity represented 740,000 tons.

3) In Europe and North America, Air Liquide operates 21 large hydrogen and carbon monoxide production units. Desulfurization of hydrocarbons to produce sulfur-free fuels is one of hydrogen's main applications. A top application for carbon monoxide is plastics manufacturing. Natural gas is the main raw material used in these production units, along with certain amounts of "process" water. These units produce carbon dioxide (CO_2) and entail nitrous oxide (NOx) emissions but produce practically no sulfur oxides (SOx). They also consume electricity. Their cooling circuits require back-up water.

Hydrogen and carbon monoxide units	Perimeter	2003
Annual thermal energy consumption (LHV Terajoules)	Europe + N. America	28,503
Annual electricity consumption (GWh)	Europe + N. America	221
Air emissions: CO_2 (carbon dioxide) (thousands of tons/year)	Europe + N. America	1,024
Air emissions: NOx (nitrous oxides) (tons/year)	Europe + N. America	below 1,000
Air emissions: SOx (sulfur oxides) (tons/year)	Europe + N. America	below 100
Annual consumption of process and back-up water (million m^3)	Europe + N. America	5
Discharge to water: oxidizable matters (tons/year)	Europe + N. America	below 100
Discharge to water: suspended solids (tons/year)	Europe + N. America	below 100

4) In Europe and North America, Air Liquide operates 35 acetylene production units (a gas used mainly in metal welding and cutting). They produce the gas through the decomposition of a solid - calcium carbide - using water. This process produces lime, which is generally sold to industrial customers for use in water treatment plants. Other consumption and discharge is of little significance.

Acetylene units	Perimeter	2003
Annual water consumption (million m^3)	Europe + N. America	0.4
Annual calcium carbide consumption (tons)	Europe + N. America	26,960
Quantity of lime produced (tons/year) (dry equivalent)	Europe + N. America	31,170

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5) In Europe and North America, Air Liquide operates 6 nitrous oxide production units. Nitrous oxide is used nearly exclusively as an anaesthetic gas in medicine. It is produced from ammonium nitrate in solid form or as a solution in water. The cooling circuits of these units require back-up water.

Nitrous oxyde units	Perimeter	2003
Annual electricity consumption (GWh)	Europe + N. America	7
Annual water consumption (million m³)	Europe + N. America	0.1
Annual ammonium nitrate consumption (tons)	Europe + N. America	26,520
Discharge to water: oxidizable matters (tons/year)	Europe + N. America	below 10
Discharge to water: suspended solids (tons/year)	Europe + N. America	below 10

6) In Europe and North America, Air Liquide operates 38 carbon dioxide liquefaction units. Carbon dioxide has many industrial applications but is used mainly in the food industry to freeze foods or produce carbonated beverages. Carbon dioxide is most often a by-product of chemical units. In some cases, it is found naturally in underground deposits. It is purified and liquefied in Air Liquide units, which consume electricity and cooling water in the process.

Carbon dioxide liquefaction units	Perimeter	2003
Annual electricity consumption (GWh)	Europe + N. America	286
Annual water consumption (million m³)	Europe + N. America	4
Discharge to water: oxidizable matters (tons/year)	Europe + N. America	below 50
Discharge to water: suspended solids (tons/year)	Europe + N. America	below 100

7) Hygiene and specialty production units are located at 7 sites in France, Belgium and Germany. These units consume natural gas, electricity and water. Combustion of natural gas produces small quantities of carbon dioxide.

Hygiene and specialty units	Perimeter	2003
Annual electricity consumption (GWh)	World	17
Annual natural gas consumption (LHV Terajoules)	World	217
Air emissions: CO_2 (carbon dioxide) (thousand of tons/year)	World	13
Annual water consumption (million m³)	World	1
Discharge to water: oxidizable matters (tons/year)	World	below 1,000
Discharge to water: suspended solids (tons/year)	World	below 100

Totals for the most relevant environmental indicators for all 7 types of units in the Europe and North America perimeter

Total for 7 unit types	Perimeter	2003
Annual electricity consumption (GWh)	Europe + N. America	14,320
Total annual thermal energy consumption (LHV Terajoules)	Europe + N. America	100,184
Total annual water consumption (million m³)	Europe + N. America	44 (1)
Annual amount of CO_2 emissions avoided by cogeneration (thousand of tons)	Europe + N. America	856
Total air emissions: CO_2 (carbon dioxide) (thousand of tons/year)	Europe + N. America	4,967 (2)

(1) Representing less than 0.5 one-thousandths of the industrial water consumption of the countries under review.
(2) Representing less than 1 one-thousandth of the CO_2 emissions in the countries under review.

Glossaries

Contents

Business Glossary

■ Adsorption
The retention of gas molecules on a solid surface known as the adsorbent. Adsorption is used either to separate gases (e.g., nitrogen from oxygen) or purify them. For example, water, CO_2 or hydrocarbons may be removed from air gas before separation by a cryogenic air separation unit.

■ Aerosoltherapy
The delivery of medications through inhalation. Medications are administered in very fine particles through a nebulizer.

■ Anoxia
Oxygen is needed to breathe and for life. An absence of oxygen supply can result in a state of anoxia, which can very quickly endanger a living being's life.

■ Arc welding
A welding technique that uses the energy from the electric arc produced between an electrode and the metal workpiece as its source of heat.

■ Carrier gases
Carrier gases (e.g., nitrogen, oxygen and hydrogen) are used to transport and dilute process gases or to protect semiconductors from minute dust particles that must be excluded from chip manufacturing clean-rooms.

■ Cogeneration
The simultaneous production of steam and electricity. Cogeneration enables more efficient use of primary energy and produces less air pollution, particularly carbon dioxide (CO_2) emissions.

■ Cryoconservation
Conservation, mainly of organic products, at very low temperatures in cryogenic fluids such as liquid nitrogen.

■ Cryogenic equipment
Equipment for chilling, producing, transporting, storing and distributing gas at extremely low temperatures.

■ Electronics specialty gases
Specialty gases, like silane and arsine, are "process gases" used at each stage of the chip manufacturing process to allow molecular-scale deposits.

■ Fab
A plant that makes semiconductors.

■ Floxal
Customer on-site nitrogen production service capable of meeting a wide variety of requirements, including purity, consumption profile, pressure and back-up stock. Three technologies are currently used: permeation, which uses polymer membranes, adsorption and cryogenic distillation.

■ Gas quenching
Traditional "quenching" consists of plunging metal parts into oil, after they have been heated at a high temperature, to change their mechanical properties. The pieces then have to be washed and the oil recycled. Gas quenching, which uses nitrogen, is an environmentally friendly alternative, since it avoids washing and recycling.

■ Greenhouse effect
Just like greenhouse glazing, the earth's atmosphere allows penetration of the sun's rays. When heated by these rays, the earth re-emits infrared radiation, some of which passes back through the atmosphere, but the rest is reflected back toward the earth by "greenhouse" gases in the atmosphere. The main greenhouse gas is carbon dioxide (CO_2). Reflection of infrared radiation toward the earth maintains its surface temperature. More and more scientists believe that the current heating of the planet is probably the result of an increase in the concentration of greenhouse gases.

■ GTL (Gas to Liquid)
The conservation of the "associated gas" produced by oil wells into liquid hydrocarbons. Associated gas is currently burned, which wastes energy and produces CO_2 emissions that harm the environment. The GTL process provides a solution by converting these gases into liquid hydrocarbons that can be easily transported and sold.

■ Membrane/permeation
Similar to the filtration of a liquid through a fabric, permeation of a gas mixture, usually through a polymer-based membrane, allows gases to be separated out. This process is particularly useful in recovering hydrogen from a refinery's waste gases.

■ NOx
Nitrous oxides are among the pollutants responsible for acid rain. They are part of automobile emissions and are also produced during all high-temperature combustion operations requiring air. Air is composed mainly of oxygen and nitrogen, which can recombine as nitrous oxides. Replacing air with oxygen avoids creating nitrogen and thus the formation of these oxides.

■ On-site production
Producing industrial and medical gas with equipment installed on the customer's site and operated by Air Liquide.

■ Oxygen therapy
The treatment of chronic respiratory insufficiency by administering oxygen to patients at home using oxygen cylinders, oxygen extractors or liquid oxygen tanks.

■ Plasma
A gaseous medium in a highly energized state. Plasma is the fourth state of matter, after solid, liquid and gas. It generally occurs at a very high temperature (several tens of thousands of degrees Celsius) and is produced when an electrical charge is applied to the gas.

■ PPM
A unit of gas concentration given in parts per million. PPM represents a concentration of one cubic centimeter (cm^3) of gas in a cubic meter (m^3).

■ PPT
A unit of gas concentration given in parts per trillion. One PPT is 1 part in 1,000,000,000,000. One PPT thus represents a concentration of 1 one-thousandth of a cubic millimeter of gas in a cubic meter.

■ Surfactant
A surfactant is a chemical capable of associating both with a fat and with water, allowing a wide range of fat-in-water mixtures. Soap is the most common surfactant. Surfactants have a number of applications in industry, cosmetics and healthcare.

■ Synthesis gas or syngas
A mixture often produced by natural gas or naphtha reformers that contain hydrogen and carbon monoxide and dioxide in variable proportions depending on the process used. Synthesis gas generally cannot be used without the hydrogen and/or carbon monoxide first being purified. It is used mainly in the chemicals and oil and gas industries.

■ TFT-LCD
Thin Film Transistor-Liquid Crystal Display are two technologies used to produce computer screens that use ultra-pure gases in a way that's very similar to the manufacture of semiconductors.

■ TGCM
TGCM (Total Gas and Chemical Management) is an Air Liquide services offer that handles every aspect of gas and liquid chemical management, both before and after production of semiconductors, from procurement, quality control, metering and maintenance to the recycling of gases and waste materials.

■ TGM
TGM (Total Gas Management) is a services offer identical to TGCM, but it focuses only on gas products.

■ Wafer
Wafer: a slice of silicon cut from a silicon ingot with a diameter of 150, 200 or 300 mm. Wafers are used as semiconductor substrates.

Financial glossary

Bonus share allocation
Transaction by which the company issues new shares at no cost to shareholders in proportion to the number of shares already held. Air Liquide has allocated bonus shares on a regular basis in the past.

Cash flow
Cash generated by a company's operations. It is either reinvested or distributed to shareholders (dividends). Cash flow corresponds roughly to after-tax earnings plus depreciation and amortization expenses and minority interests.

Capital employed
Financial resources used by a company to develop its business. It is the sum of equity, minority interests and net indebtedness.

Dividend
The part of the company's net profits distributed to shareholders. Shareholders determine the dividend at the General Shareholders' Meeting after approval of the financial statements and the allocation of earnings proposed by the Management Board in agreement with the Supervisory Board.

Face value
The issue price of a share as defined in a company's article of incorporation. A company's total capital is the face value of the share multiplied by the number of shares in circulation. The face value of the Air Liquide share is 11 euros.

Financial Market Authority (AMF)
In France, new market authority resulting from the merger of the Stock Exchange Transactions Commission (COB) and the Financial Market Council (CMF). It governs and oversees the conduct and professional ethics of the markets and protects the interests of investors and shareholders.

Goodwill
The difference between the acquisition price and share of existing equity capital at the date of entry into the Group's perimeter.

Market capitalization
A company's market value, equal at any given time to the quoted share price multiplied by the number of shares in circulation.

Net earnings
Profit or loss made by the company. It is calculated by adding operating income, financial income, earnings of companies accounted for by the equity method and exceptional items to operating income and subtracting taxes on companies and minority interests.

Net earnings per share - (EPS)
Net consolidated earnings divided by the number of shares making up the capital.

Operating income
Annual sales minus the cost of producing, distributing and selling products and the depreciation or amortization of capital expenditures. It indicates a company's ability to generate the margins necessary for its operation and growth.

PER (Price/Earnings Ratio)
The ratio of the market price of a share over earnings per share for the most recent year. It is a measure of how many times the share price capitalizes earnings.

ROCE (Return on capital employed)
The ratio of net earnings before interest expenses and after taxes over average capital employed. It reflects the net return on funds invested by shareholders and those loaned by banks and financial institutions.

ROE (Return on equity)
The ratio of net earnings over shareholders' equity. It represents the net return on money invested by shareholders.

Share
Tradable security representing a portion of the company's capital. The owner of a share, the shareholder, is a partner in the company and enjoys certain rights.

Share buyback
Transaction by which a company buys its own stock on the market, up to a limit of 10% of its capital. The transaction requires shareholder approval at the company's General Shareholders' Meeting. The shares can subsequently be retained, sold, transferred or cancelled.

Shareholders' equity
The part of a company's capital belonging to its shareholders. It includes subscribed capital and retained earnings.

Tax credit
Allowance granted by the public treasury amounting to 50% of the amount of dividend paid.

Yield
Ratio of dividend per share over market price.

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Ten-yea[illegible] [illegible]nsolidated financial summary

	Notes	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Key figures in millions of euros											
Sales		4,840.6	4,907.2	5,241.5	5,851.3	6,087.6	6,537.7	8,099.5	8,328.3	7,900.4	8,393.5
of which Gas and Services		*4,075.0*	*4,102.4*	*4,324.3*	*4,959.9*	*5,194.2*	*5,694.0*	*7,113.6*	*7,256.7*	*6,887.0*	*7,388.5*
Operating income		606.6	649.1	663.2	782.5	847.6	935.0	1,116.0	1,177.6	1,161.6	1,198.0
Net earnings		373.8	405.7	422.7	471.1	515.6	562.7	651.8	701.9	703.2	725.8
Funds provided by operations		833.9	860.9	910.0	1,013.5	(6) 1,156.5	1,308.4	1,564.3	1,627.4	1,514.1	1,542.2
Payments on industrial investments		446.7	548.4	887.3	1,173.2	1,222.5	1,129.4	910.2	769.8	632.8	746.8
Payments on financial investments		559.0	117.2	157.8	95.3	211.6	309.0	104.8	332.4	306.9	74.9
Distributions	(1)	138.9	143.6	160.1	179.4	205.2	221.7	281.8	298.1	330.5	327.5
Shareholders' equity at end of year		3,168.0	3,398.5	3,759.1	4,171.5	4,346.9	4,926.8	5,285.9	5,353.3	5,219.3	5,079.2
Net indebtedness at end of year		642.0	525.2	842.0	1,258.6	1,676.8	2,432.7	2,280.3	2,583.5	2,022.3	1,730.2
Capital											
Number of shares issued and outstanding		65,081,957	66,279,226	73,117,927	73,156,045	82,921,825	82,862,583	91,429,644	90,821,483	100,818,441	99,912,917
Adjusted number of shares	(2)	99,665,955	101,237,745	102,451,528	102,509,896	102,512,613	102,062,077	101,793,772	100,453,605	99,311,656	98,537,498
Results per share in euros											
Net earnings per share	(3)	3.75	4.01	4.13	4.60	5.03	5.51	6.40	6.99	7.08	7.36
Dividend per share		2.13	2.13	2.13	2.38	2.40	2.60	3.00	3.20	3.20	3.20
Total return (including tax credit)		3.20	3.20	3.20	3.57	3.60	3.90	4.50	4.80	4.80	4.80
Dividend adjusted per share		1.38	1.38	1.52	1.69	1.93	2.09	2.66	2.84	3.20	3.20
Ratios											
Return on equity (ROE)	(4)	11.9%	12.4%	11.8%	11.9%	12.1%	12.1%	12.8%	13.2%	13.4%	14.1%
Return on capital employed after tax (ROCE)	(5)	11.3%	11.5%	11.0%	10.5%	10.1%	9.6%	10.5%	10.7%	10.8%	11.6%

Surplus dividend. Since 1995, a surplus dividend equal to 10% of the dividend has been distributed to registered shares held more than two years as of the 31st of December preceding the period of distribution, and owned until the date of the payment of the dividend. In 2003, the surplus dividend amounts to 0.32 euro per share (0.48 euro including dividend tax credit), representing a total amount of 7.8 million euros.

(1) Without withholding tax of 8.7 million euros in 2003, 83.9 million euros in 2002, 68.0 million in 2001, 36.1 million in 2000, 26.2 million in 1999, 19.2 million in 1998, 13.6 million in 1997, 13.7 million in 1996, 8.8 million in 1995 and 7.6 million in 1994 and including a surplus dividend of 7.8 million euros in 2003, 7.8 million euros in 2002, 7.5 million in 2001, 7.5 million in 2000, 6.3 million in 1999, 6.1 million in 1998, 5.5 million in 1997, 4.1 million in 1996 and 2.2 million in 1995.

(2) Adjusted to account for the weighted number of shares outstanding resulting from stock dividends declared in 2002, 2000, 1998, 1996 and 1994, stock offerings (from 1994 to 2003) and treasury shares.

(3) Calculated on the adjusted weighted number of shares outstanding during the year (excluding treasury shares).

(4) Return on equity: (Net earnings) / (weighted average of shareholders' equity).

(5) Return on capital employed after tax: (Earnings after tax and before minority interests - financial income (expense) after taxes) / weighted average over the period of (shareholders' equity + minority interests + net indebtedness).

(6) Excluding the net capital gain on the disposal of hydrogen peroxide business of 38.3 million euros.

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Design and production:
Air Liquide Communication Department
Shan: + 33 1 44 50 51 80
Phenix Communication: + 33 1 49 64 64 64

Written by: Françoise Lafragette

Translation: Mado Reid

Photos: A&M creaccion, Air Liquide, Air Liquide BALAZS, Air Liquide DTA, Air Liquide Healthcare, Air Liquide Welding, Aria Technologies, Cristian Bosco, Cryospace, Mission Airacéa / Daniel Jouvance (page 47), Jeff Heger, Laboratoires Anios, B. Launay, Le Square, Phi Design, X. Renauld, G. Rosckay, G. Rosengren, Photography with kind permission of Sasol (page 40), Studio Pons, A. Turatti, VitalAire, P. Zamora, P. Koenig, Torsten Pross, P. Krebs.

Getty Images, K. Moskowitz - D. Leahy - Gentl & Hyers - K. Mori - R. McVay - Digital Vision

Illustration: F. Mathé

82-522

Brief summary of the note entitled

"NOTE D'INFORMATION EMISE A L'OCCASION DU PROGRAMME DE RACHAT PAR L'AIR LIQUIDE SA DE SES PROPRES ACTIONS SOUMIS A L'APPROBATION DE L'ASSEMBLEE GENERALE MIXTE DES ACTIONNAIRES DU 12 MAI 2004 SUR DEUXIEME CONVOCATION"

This note describes the terms and conditions of a program for the repurchase of its own stock by L'Air Liquide SA, to be submitted for approval to the combined shareholders meeting to be held on 12 May 2004.

This note obtained the visa of the Autorité des Marchés Financiers on 31 March 2004.

The main terms of the program are:

- a maximum percentage of repurchase of 10% of the shares making up the Company's share capital;
- a maximum purchase price of 200 euros per share and a minimum sale price of 130 euros;
- an 18-month duration as from the shareholders meeting of 12 May 2004.

The objectives assigned to the program are, by decreasing priority order:

- the cancellation of the shares in order to optimize the net equity and net profits per share
- their sale and purchase depending on market conditions
- the granting of stock options to the Company's employees (or employees of its subsidiaries)
- the sale of shares in whatever way or their use as a means of payment or exchange in the event of external growth transactions, in compliance with applicable regulations

The note further details:

- a recapitulation of the transactions made by the Company on its own stock from 26 February 2003 to 9 March 2004;
- the objectives of the program;
- the legal basis for the repurchase;
- the conditions of the program;
- the incidence of the program on the financial situation of the Company;
- the tax regime of the repurchases;
- the current allocation of the Company's share capital.

3. Presentation of resolutions

BY THE AUTHORITY OF THE ORDINARY MEETING OF SHAREHOLDERS

The purpose of the **first two resolutions** is to approve Air Liquide's corporate financial statements and consolidated financial statements after the reading of the reports by the Management Board, the Supervisory Board and its Chairman and the Statutory Auditors.

The **third resolution** decides on appropriation of the profit proposed by the Management Board and on the amount of the dividend. The dividend is fixed at 3.20 euros per share, or a pay-out ratio equal to 45% of net earnings, matched with a tax credit of 1.60 euros for shareholders who are entitled to benefit from it.

In application of the articles of association, a premium of 10% of dividends, or 0.32 euro per share, shall be paid in respect of all shall shares registered as of December 31, 2001 and having remained so without interruption until May 18, 2004, the date upon which the dividend shall become payable. A tax credit of 0.16 euro per share shall be added to this amount for shareholders who are entitled to benefit from it.

The **fourth resolution** authorizes the Management Board, subject to prior authorization by the Supervisory Board, to buy back and possibly resell Air Liquide shares in application of the legal and regulatory provisions and of the prospectus signed by the AMF and published by the Company. The maximum price of purchase and the minimum price of sale stipulated are fixed respectively at 200 and 130 euros per share, amounts identical to those of the previous year. The maximum number of shares that can be acquired is limited to 10% of the share capital.

The objectives of the shares repurchase program are detailed in the draft resolution submitted for voting by the Shareholders and in the prospectus. Furthermore, this program makes it possible to offset over a period of time the diluting impact that the allocation of stock options and capital increases reserved for the Company's employees might have.

This authorization, given for eighteen months, replaces the authorization given at the time of the previous Ordinary General Meeting, used in part. In application of the previous authorizations, 1,185,641 shares were bought in 2003 at an average price of 127.18 euros. At the end of 2003, Air Liquide held 1,942,112 shares, or 1.9% of the capital.

Treasury shares are entitled neither to dividends nor to voting rights.

The Management Board, in its annual report to the General Meeting, will report on use of the authorization it has been given.

The **fifth and sixth resolutions** concern the appointment of Mr Rolf Krebs and the renewal of Mr Edouard de Royere as members of the Supervisory Board. Their presentation is given in detail on page 14 of the present document.

Mr Rolf Krebs will offer the Group his extensive experience of the healthcare sector in Germany and throughout the world.

Mr Edouard de Royere will continue to provide his experience and in-depth knowledge of the Company and of relations with its shareholders.

These proposals conform with the Supervisory Board's desire to choose members for their skill, their integrity, their independence of mind and their determination to take account of the interests of all shareholders, while at the same time seeking a diversity of cultures and experience in fields that are important for the Group.

On the basis of the criteria it has adopted to guide it in evaluating the independence of its members, the Supervisory Board considers that Mr Rolf Krebs is independent and that Mr Edouard de Royere, being the former Chairman of the Company, is not independent.

Messrs Michel Bon and Pierre-Gilles de Gennes, members of the Supervisory Board, are not requesting renewal of their mandates, which expire at the present Meeting.

If the appointments of Messrs Rolf Krebs and Edouard de Royere are approved, the result at the close of the General Meeting will be a Supervisory Board of ten members, eight of whom are independent.

The members of the Supervisory Board are appointed for four years. In application of the Company's articles of association, each member must own at least 500 Air Liquide registered shares.

The **seventh, eighth, ninth and tenth resolutions** concern the renewal or the appointment of permanent and substitute Statutory Auditors.

The Supervisory Board proposes the renewal of the mandate of the company Ernst & Young Audit. In application of the provisions of the Law on Financial Security of August 1st, 2003, in order to comply with the provisions relative to rotation of the associate member signing the financial statements, Mr Dominique Thouvenin would replace Mr Jean-Claude Lomberget in these duties.

The Supervisory Board proposes that the company Mazars & Guérard, belonging to Mazars, an international independent organisation for auditing and statutory auditing, be appointed in replacement of the company RSM Salustro Reydel.

These two companies have not verified in the course

of the last two financial years the Company's contribution or merger operations or those of the companies it controls.

Ernst & Young Audit belongs to the international network Ernst & Young, the amount of whose fees collected for the services provided to the Group, which are not linked directly to the mission of statutory auditing, came to 1.1 million euros for 2003.

The Supervisory Board further proposes the appointment of Mrs Valérie Quint and of Mr Patrick de Cambourg as substitute Statutory Auditors.

Statutory Auditors are appointed for six financial years.

The **eleventh resolution** concerns regulated transactions, except current ones, concluded between the Company and its directors or a company with whom it has common directors. These agreements are subject to an audit report by the Statutory Auditors.

During 2003, the Company concluded one single new transaction concerning the mandate granted to BNP Paribas to assist it in studying and negotiating the proposed purchase of part of Messer Griesheim's assets. This contract, concluded under market conditions, comes within the scope of regulated transactions due to the mandates as board members of BNP Paribas held by Messrs Alain Joly, Chairman of the Supervisory Board, and of Lindsay Owen-Jones, Vice Chairman of the Supervisory Board.

The purpose of this resolution is to approve this transaction and the report by the Statutory Auditors which is devoted to it.

The **twelfth resolution** authorizes the Management Board, in one or more operations and in accordance with the Company's financing needs and with the opportunities offered by the financial markets, to issue loans, notably in the form of bonds, for a maximum nominal amount of 4 billion euros.

This authorization, given for 5 years, replaces the authorization given by the Ordinary General Meeting of May 4, 2000 for an identical amount and duration. As of this day, the Group has proceeded with three bond issues for a total of 800 million euros since the last authorization given by Shareholders.

BY THE AUTHORITY OF THE EXTRAORDINARY MEETING OF SHAREHOLDERS

The **thirteenth resolution** authorizes the Management Board to cancel, by means of reduction of share capital, shares acquired within the scope of the authorizations given by the fourth resolution and by the Extraordinary General Meeting of May 15, 2003 within the limit of 10% of the share capital per period of 24 months.

This authorization, given for 24 months, replaces the authorization given by the Extraordinary General Meeting of May 15, 2003, used in part up to the limit of 1 million shares in February 2004. It is included in the audit report by the Statutory Auditors stipulated by the law.

Cancellation of the shares makes it possible to reduce the number of the Company's shares in circulation and to improve its net earnings per share.

The **fourteenth resolution** authorizes the Management Board, subject to prior authorization by the Supervisory Board, to increase, on one occasion or more, the share capital by a maximum amount of 2 billion euros through the incorporation of reserves, profits or premiums or through subscription in cash for an issue of new shares. The shareholders' pre-emptive right is maintained in the event of a new share issue.

This authorization, given for 5 years, is identical to the previous authorization, for the same amount, given by the Extraordinary General Meeting of May 12,1999, expiring and used in part to the amount of 219.5 million euros at the time of transactions for the allocation of bonus shares in 2000 and in 2002.

This authorization will enable the Company to proceed with the allocation of one bonus share for ten existing shares on June 14, 2004 and to have the option of increasing its share capital in order to finance its development.

The **fifteenth resolution** authorizes the Management Board, subject to prior authorization by the Supervisory Board, to proceed, in one or more transactions, with the issuance of convertible bonds for a maximum amount of 1.5 billion euros with maintenance of the pre-emptive right to subscription of convertible bonds.

This authorization, given for 5 years, is identical to the previous authorization for the same amount given by the Extraordinary General Meeting of May 12, 1999, expiring and not used.

This authorization will provide the Company, as in the past, with a certain amount of flexibility in the choice of its methods of financing in accordance with its needs, the characteristics of the financial markets and the interest of the shareholders.

The **sixteenth resolution** authorizes the Management Board, subject to prior authorization by the Supervisory Board, to grant in favour of members of the personnel and/or of directors, and the Supervisory Board to grant in favour of members of the Management Board options giving a right to the subscription of new shares in the Company or to the purchase of Air Liquide shares acquired by the Company, the total number of options thus granted not giving a right to a total of shares greater than 3% of the capital of the Company on the day the options are allocated by the Management Board or by the Supervisory Board.

This authorization, given for 38 months, replaces the authorization given by the Extraordinary General Meeting of 30 April 2002, used in part.

The Company's policy is to grant regularly and in reasonable proportions stock options to a number of executives in order to motivate them, develop their loyalty and associate them, over the medium and long term, with the interest of the shareholders. Moreover, on the occasion of the Company's one-hundredth birthday in 2002, stock options were granted on an exceptional basis to all of the Group's employees throughout the world, with a maximum of thirty options per beneficiary.

These options are granted without discount at a price equal to 100% of the average of the opening prices listed during the twenty trading sessions prior to their allocation.

Details on stock option plans granted over the past ten years are given in the Annual Report. At the end of 2003, the amount of the options allocated and not yet exercised came to 3,097,265 options, at the average price of 130.56 euros, or 3.1% of the share capital.

The **seventeenth resolution** authorizes the Management Board, subject to prior authorization by the Supervisory Board, to increase, in one or more transactions, the share capital by a maximum amount of 150 million euros, premiums included, through the issuance of shares to be subscribed for by the Company's employees and by those of certain of its subsidiaries, the number of new shares not to be in excess of one million, or a total of approximately 1% of capital at this day. By its nature, this authorization entails waiver by the shareholders of their pre-emptive right in favour of the employees concerned. The subscription price for the shares cannot be less than the average of the prices listed during the twenty trading sessions prior to the day the decision is taken by the Management Board fixing the opening date for subscription, nor less than this average by more than 20%.

This authorization, given for 5 years, replaces the authorization given by the Extraordinary General Meeting of April 30, 2002 for an identical amount and not used.

This authorization meets legal requirements and also comes within the scope of the Group's policy to continue to associate the greatest number of its employees throughout the world with its development over the medium and the long term. These operations, reserved for employees, contribute to strengthening their motivation significantly and to increasing their sense of belonging to the Group.

The share of capital held by employees and former employees through the eight capital increases reserved for employees carried out since 1986 is 0.9%.

The **eighteenth resolution** makes it possible to carry out the formalities of publication required by law after the Meeting.

4. Resolutions

BY THE AUTHORITY OF THE ORDINARY MEETING OF SHAREHOLDERS

• First resolution

(Approval of the Company's financial statements for financial year 2003)

The Shareholders, having reviewed:

- the report by the Management Board on the operations and management of the Company in 2003,
- the reports by the Supervisory Board and its Chairman,
- the Company's annual financial statements (income statement, balance sheet and notes),
- the Auditors' reports,

hereby approve the Company's financial statements for the fiscal year ended December 31, 2003, such as presented, as well as the transactions reflected in said financial statements or referred to in said reports.

They set the net earnings for the financial year at the sum of 412,316,945 euros.

• Second resolution

(Approval of the Group's consolidated financial statements for financial year 2003)

The Shareholders, having reviewed :

- the report by the Management Board on the operations and management of the Company in 2003,
- the reports by the Supervisory Board and its Chairman,
- the Group's consolidated financial statements,
- the Auditors' reports,

hereby approve the Group's consolidated financial statements for the fiscal year ended December 31, 2003, such as presented.

• Third resolution

(Distribution of a dividend at 3.20 euros. Date of payment: May 18, 2004)

The Shareholders hereby approve the appropriation of profits as recommended by the Management Board and declare a dividend of 3.20 euros on each of the 99,912,917 shares outstanding on December 31, 2003.

Due to tax already paid to the Trésor (Tax Authority), a tax credit of 1.60 euro shall be added to the sum above.

This dividend shall be payable on May 18, 2004:

- for direct registered shares: directly by the Company, following the method of payment indicated to it by their holders,
- for intermediary registered shares as well as for bearer shares held in accounts: by the authorized intermediaries with whom management of these shares has been entrusted.

Shareholders are reminded that distributions effected during the past three fiscal years were as follows:

Fiscal year	Total amounts distributed euros	Number of shares outstanding	Net dividend distributed euros	Tax already paid to Tax Authority (tax credit) euros
2000 (1)	274,288,932	91,429,644	3.00	1.50
(2)	7,483,289	24,944,295	0.30	0.15
2001 (1)	290,628,746	90,821,483	3.20	1.60
(2)	7,461,015	23,315,671	0.32	0.16
2002 (1)	322,619,011	100,818,441	3.20	1.60
(2)	7,836,553	24,489,228	0.32	0.16

Pursuant to section 42, paragraph 7 of the Company's articles of association, a premium of 10% of dividends, or 0.32 euro per share, shall be paid in respect of all shares registered as of December 31, 2001 and having remained so without interruption until May 18, 2004, the date upon which the dividend shall become payable. Due to tax already paid to the Trésor (Tax authority) a tax credit of 0.16 euro shall be added to this amount.

The total premium dividends, net of tax credit, payable on the 24,266,063 shares registered as of December 31, 2001 and having remained so without interruption until December 31, 2003 amounted to 7,765,140 euros.

The total amount of premium dividends corresponding to the 24,266,063 shares which will have been sold between January 1, 2004 and May 18, 2004, the payment date for the dividend, will be deducted from this amount.

The Shareholders furthermore authorize the Management Board to withdraw from the "retained earnings" account the sums required to pay out the above dividend on shares issued further to the exercise of any stock options that may occur prior to the dividend date.

(1) regular dividend
(2) dividend premium

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• Fourth resolution

(Purchase by the Company of its own shares)

The Shareholders, having reviewed the Management Board's report, hereby authorize the Management Board to instruct the Company to purchase its own shares, pursuant to the provisions of articles L. 225-209 and articles thereafter of the Commercial Code, and subject to the previous authorization of the Supervisory Board as mentioned in article 22 of the Company's articles of association with a view to:

- cancelling shares in order to maximize shareholder's equity and earnings per share,
- the purchase or sale of shares according to market conditions,
- granting stock options to its employees and those of its subsidiaries, in accordance with the provisions of Resolution 16 of the Combined Shareholders' Meeting of May 12, 2004,
- selling shares in any form whatsoever or remitting shares in exchange or in consideration for value as part of financial transactions or acquisitions.

The Shareholders further resolve that the highest purchase price shall be euro 200 euros per share and that no more than 10% of the shares outstanding may be purchased under this authorization, or 9,892,171 shares, for a value of up to 1,978,434,200 euros.

Shares may be purchased at any time and in any manner whatsoever, on the stock exchange, over the counter, in private transactions or through the exercise of options, including, if applicable, by third parties acting on behalf of the Company, in accordance with the last paragraph of section L.225-206 of the Commercial Code.

Shares acquired may be disposed of in any manner whatsoever, on the stock exchange, over the counter or through private transactions. The minimum price at which shares may be sold is set by the Shareholders at 130 euros per share.

Dividends relating to treasury shares shall be allocated to retained earnings.

Shares acquired may also be cancelled, subject to the Extraordinary Shareholders' Meeting authorizing a reduction in capital.

The above authority is granted for a period ending eighteen months from the date of this Meeting. It replaces and supercedes the authority granted to the Management Board by the Annual Shareholders' Meeting of May 15, 2003 and partially used.

Full authority is hereby granted to the Management Board, which may further delegate said authority, for the purpose of agreements, formalities and registrations with all agencies and, generally, for taking the necessary steps to implement the decisions taken by it pursuant to this resolution.

• Fifth resolution

(Appointment of Mr Rolf Krebs as member of the Supervisory Board)

The Shareholders, as recommended by the Supervisory Board, appoint Mr Rolf Krebs as member of the Supervisory Board.

His office shall end at the Ordinary General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2007.

• Sixth resolution

(Renewal of Mr Edouard de Royere's mandate as member of the Supervisory Board)

The Shareholders, as recommended by the Supervisory Board, renew Mr Edouard de Royere's mandate as member of the Supervisory Board.

His office shall end at the Ordinary General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2007.

• Seventh resolution

(Renewal of the company Ernst & Young Audit as Statutory Auditor)

At the proposal of the Supervisory Board, the Shareholders renew the mandate of the company Ernst & Young Audit as Statutory Auditor in view of performing the duties conferred on it by the law and the articles of association.

The mandate of the company Ernst & Young Audit shall expire at the General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2009.

• Eighth resolution

(Appointment of the company Mazars & Guérard as Statutory Auditor)

At the proposal of the Supervisory Board, the Shareholders appoint to the capacity of Statutory Auditor the company Mazars & Guérard in view of performing the duties conferred on it by the law and the articles of association.

The mandate of the company Mazars & Guérard shall expire at the General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2009.

• Ninth resolution

(Appointment of Mrs Valérie Quint as Substitute Statutory Auditor)

At the proposal of the Supervisory Board, the Shareholders appoint Mrs Valérie Quint as Substitute Statutory Auditor in view of performing the duties conferred on her by the law and the articles of association.

Mrs Valérie Quint's mandate shall expire at the General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2009.

• Tenth resolution

(Appointment of Mr Patrick de Cambourg as Substitute Statutory Auditor)

At the proposal of the Supervisory Board, the Shareholders appoint Mr Patrick de Cambourg as Substitute Statutory Auditor in view of performing the duties conferred on him by the law and the articles of association.

Mr Patrick de Cambourg's mandate shall expire at the General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2009.

• Eleventh resolution

(Approval of the transactions covered by article L. 225-86 of the Commercial Code and of the Auditor's Special Report)

The Shareholders hereby acknowledge the special report presented to them as prescribed by law on the transactions covered by article L.225-86 of the Commercial Code.

They approve the transaction concluded during fiscal year 2003 and the report devoted thereto in application of article L. 225-88 paragraph 3 of the Commercial Code.

• Twelfth resolution

(Authorization to the Management Board, for five years, to proceed, in one or more transactions, with the issuance of bonds for a maximum nominal amount of 4 billion euros. This authorization replaces the authorization given by the Ordinary General Meeting of May 4, 2000)

The General Meeting authorizes the Management Board, for five years, to proceed, in one or more transactions, at the times and under the conditions it deems suitable, with the launch, either in euros or in foreign currencies or in monetary units established with reference to several currencies, of one or more bond issues carrying fixed or variable rates of interest for a total nominal amount of 4 billion euros or the exchange value of this amount in the currencies used, represented by bonds or other securities representative of debts on the issuing company, this authorization replacing the authorization given by the Ordinary General Meeting of May 4, 2000.

The Management Board is fully vested, within the limits fixed above, to take all steps necessary to realise this issue or these issues. By virtue of article L. 228-41 paragraph 2 of the Commercial Code, the Shareholders authorize the Management Board to vest its Chairman or any other person who is a member of the Management Board to proceed with said bond issue and to determine the methods thereof within the limits fixed by decision of the present General Meeting.

BY THE AUTHORITY OF THE EXTRAORDINARY MEETING OF SHAREHOLDERS

• Thirteenth resolution

(Capital stock reductions through the repurchase and cancellation of shares)

The Shareholders, having reviewed the Management Board's report and the Auditors' special report, hereby authorize the Management Board to cancel, at its discretion, in one or more transactions, Company shares acquired pursuant to the authority granted to it by the fourth resolution of the Combined Shareholders' Meeting of May 12, 2004 as well as by the Combined Shareholders' Meeting of May 15, 2003, subject to a limit of 10% of the Company's shares outstanding in each twenty-four month period, and to reduce stated capital accordingly.

Authority hereby granted is for a period of twenty-four months from the date of this Meeting. It replaces and supercedes the authority granted to the Board of Directors by the Combined Shareholders' Meeting of May 15, 2003.

Full authority is hereby granted to the Management Board, which may further delegate said authority, for the purpose of carrying out the above transactions, completing the required formalities, charging the difference between the book value of shares cancelled and their par value to any reserve and premium accounts, and amending the articles of association accordingly.

• Fourteenth resolution

(Authorization to the Management Board, for five years, to increase share capital by a maximum amount of 2 billion euros)

After examining the report by the Management Board, the Shareholders authorize the Management Board, for five years, subject to prior authorization by the Supervisory Board, as stipulated by article 22 of the articles of association, to increase share capital at its decision alone, in one or more transactions, by a maximum amount of 2 billion euros:

- either through the incorporation of reserves, profits or premiums, by raising the face value of existing shares or by the creation of new shares; or
- through subscription in cash by issuing new shares, with or without premiums, the amount of any possible premiums being charged against this sum of 2 billion euros, premiums included.

Subscription to these new shares shall be reserved by preference to the owners of existing shares or to the transferees of their rights. The Shareholders further resolve that shares not subscribed for as by right for new shares shall be allotted to shareholders or to the transferees of their rights who apply for a number of excess shares greater than that they might apply for on a pre-emptive basis proportional to the share rights enjoyed by them and, at any rate, within the limit of their requests.

In the event that exercise of a right to subscribe for new shares and of application for excess shares should not absorb the entire capital increase, the amount of this increase, in application of the law, could possibly be limited to the amount of the subscriptions, provided this amount reaches no less than three-quarters of the increase decided on; the Management Board shall also be entitled to offer the public, in full or in part, those shares which are not subscribed for.

The Management Board, with the option of delegation to its Chairman, is authorized to take all measures for the purpose of realizing the capital increases set out above, to determine all characteristics and modalities thereof, and to amend the articles of association accordingly; in particular, it is authorized, in the event of a capital increase through the issuance of shares to be subscribed for in cash, to determine the issue price and the ex-date of the new shares paid up in full or not as well as to offset under the "share premiums" item the amount of costs relative to this capital increase and, if deemed appropriate by it, to withdraw therefrom the sums necessary to increase the legal reserve to one-tenth of the new capital after each issue. In the event that reserves, profits or premiums should be incorporated into the capital, the Management Board is also authorized to charge against one or more of the available reserve items the amount of the costs pertaining to the corresponding capital increase and, if deemed appropriate by it, to withdraw therefrom the sums necessary to increase the legal reserve to one-tenth of the new capital after each issue.

Any operations that might result from the authorizations included in this resolution can be realized simultaneously or separately, in any order or at any time whatsoever, in the proportions and in accordance with the conditions to be determined by the Management Board.

Moreover, in application of the provisions of article L. 225-129 II of the Commercial Code, the Shareholders authorize the Management Board, when it decides on a capital increase to be realised through the incorporation of reserves, profits or share premiums, to stipulate at the same time that the rights forming odd lots shall not be negotiable, that the corresponding shares shall be sold and that the sums resulting from the sale shall be allotted to the holders of rights pursuant to the conditions stipulated by the law.

• Fifteenth resolution

(Authorization to the Management Board, for five years, to proceed with the issuance of convertible bonds with maintenance of the pre-emptive right for a maximum amount of 1.5 billion euros)

After examining the report by the Management Board and the audit report by the Statutory Auditors, the Shareholders authorize the Management Board, for five years, subject to prior authorization by the Supervisory Board, as stipulated by article 22 of the articles of association, to proceed, in one or more transactions, both in France and abroad, with the launch either in euros or in foreign currencies or in monetary units established with reference to several currencies, with one or more bond issues for a total face amount of 1.5 billion euros or the exchange value of this amount, represented by convertible bonds at any time, at a fixed date or during determined periods, into the Company's shares.

The Shareholders fix at 1.5 billion euros the maximum nominal amount of the capital increase resulting from conversion of these bonds, there possibly being added to this amount the overall face value of the shares to be issued as a supplement to reserve the rights of the holders of these convertible bonds in application of the law.

The Shareholders resolve that the issue price of the bonds and the conditions of their conversion shall be such that the amount of the consideration that can subsequently go to the Company at a later time for each of the shares that might be created shall be equal to no less than 80% of the average of the first prices of the shares listed on the Paris Stock Exchange on the first market during ten consecutive trading sessions chosen from among the twenty trading sessions prior to the day of the beginning of the issue, after correction of this average in the event of a difference between the ex-dates. Shareholders shall enjoy, as of right for new shares, a pre-emptive right to subscription for new bonds.

The decision by the Shareholders includes, in favour of the bondholders, formal waiver by the shareholders of their pre-emptive right of subscription for shares that would be issued through the conversion of bonds.

The Shareholders vest the Management Board with full powers, with the option of delegation to its Chairman, to implement the present authorization, and in particular:

- to proceed, on the dates, at the prices and subject to the conditions deemed appropriate by it, with the issuance of convertible bonds,
- to determine the amount, the currency of issue, the duration and the place of the bond issues,
- to determine the date or the periods during which conversion can be requested,
- to determine, subject to the applicable legal conditions, the methods for adjusting the bases of conversion in order to preserve the bondholders' rights in the event the Company should proceed, so long as there exist bonds in circulation, with the issuance of shares paid in cash, the issuance of shares free of charge through incorporation into the capital of reserves, profits or share premiums or with the issuance of new convertible bonds,
- should it so deem appropriate, to issue, in favour of the shareholders, in addition to their pre-emptive right to subscription for new bonds proportionally to their rights and within the limit of their requests; to decide, if subscriptions as of right for new shares and, as the case may be, applications for excess shares, have not absorbed the entire issue, to limit this issue to the time of the subscriptions or to distribute without restriction bonds that have not been subscribed for or to offer them to the public, in full or in part,
- to establish the number and the amount of shares issued through conversion of bonds, to proceed with the formalities subsequent to these capital increases, to amend the articles of association accordingly,
- to charge the costs for capital increase to the amount of the premiums pertaining to these increases and, should it so deem appropriate, to withdraw therefrom the sums necessary to increase the legal reserve to one-tenth of the new capital after each increase,
- generally, to sign all agreements, take all measures and carry out all formalities useful for the issues, servicing the bonds, and their conversion.

• Sixteenth resolution

(Authorization, for thirty-eight months, to the Management Board, to grant, subject to authorization by the Supervisory Board, in favour of members of the personnel and/or of directors and to the Supervisory Board to grant, in favour of members of the Management Board, options giving a right to subscribe to new shares of the Company or to purchase Air Liquide shares acquired by the Company, the total number of options thus granted not to give a right to a total number of shares greater than 3% of the share capital in the Company on the day the options are granted by the Management Board or by the Supervisory Board. This authorization replaces the authorization given by the Extraordinary General Meeting of April 30, 2002)

After examining the report by the Management Board and the audit report by the Statutory Auditors, the Shareholders authorize the Management Board, subject to prior authorization by the Supervisory Board, in application of article 22 of the articles of association, within the scope of articles L. 225-177 et seq. of the Commercial Code, and in particular article L. 225-179 of the Commercial Code, to grant in one or more transactions, in favour of the members of the personnel of the Company and of its subsidiaries within the meaning assigned by article L. 225-180 of the Commercial Code, and in favour of the directors of said subsidiaries, options giving a right to subscription to new shares in the Company to be issued for the purpose of a capital increase or options giving a right to the purchase of Air Liquide shares acquired by the Company by virtue of the fourth resolution. The Shareholders further authorize the Supervisory Board to grant said options for subscription or purchase to the members of the Company's Management Board in one or more transactions.

The total number of options thus granted during the period of thirty-eight months cannot give a right to a total number of shares greater than 3% of the Company's capital on the day the options are allocated by the Management Board or the Supervisory Board, according to the case.

They fix at a maximum duration of ten years, as from the time they are allocated, the time limit on validity during which the options can be exercised, and they vest the Management Board or the Supervisory Board, according to the case, with full powers to fix a shorter duration.

The present authorization is granted for a duration of thirty-eight months on the date of this day. It includes, in favour of the beneficiaries of subscription options, formal waiver by the shareholders of their pre-emptive right to subscription for shares to be issued as and when the options are exercised. It shall be executed subject to the conditions and in accordance with the methods stipulated by the law and by current regulations.

The Management Board or the Supervisory Board, according to the case, shall determine, within the limits stipulated by article L. 225-177 paragraph 4 and article L. 225-179 paragraph 2 of the Commercial Code, the amount of the options offered, and it shall determine the subscription price or purchase price of the shares, which price shall not be less than the average of the first prices listed during the twenty trading sessions prior to the day the option is to be granted, rounded to the lower euro. It cannot be changed unless, during the period the granted options can be exercised, the Company should bring about one of the financial transactions or securities transactions provided for by the law. In the latter case, the Management Board shall proceed, in observance of the regulatory conditions, with adjustment of the number and price of the shares included in the options granted in order to take account of the effect of the transaction; in such a case it could, moreover, should it so deem necessary, temporarily suspend the right to exercise options throughout the duration of said transaction.

The present authorization replaces the authorization given to the Management Board by virtue of the tenth resolution of the Extraordinary General Meeting of April 30, 2002, which has been used in part.

• Seventeenth resolution

(Authorization to the Management Board, for five years, subject to authorization by the Supervisory Board, to increase registered capital, in one or more transactions, by a maximum amount of 150 million euros, premiums included, through the issuance of shares intended to be subscribed for to by the employees of the Company and those of certain of its subsidiaries, the number of new shares not to be in excess of 1 million. This authorization replaces the authorization given by the Extraordinary General Meeting of April 30, 2002)

After examining the report by the Management Board and the audit report by the Statutory Auditors, the Shareholders, deliberating in application of article L. 225-129 VII of the Commercial Code, authorize the Management Board, subject to prior authorization by the Supervisory Board, in application of article 22 of the articles of association, for five years, to increase the registered capital, in one or more transactions, by a maximum amount of 150 million euros, premiums included, through the issuance of shares intended to be subscribed to within the scope of article L. 443-5 of the Labour Code and of article L. 225-138 of the Commercial Code, by the employees of the Company and those of some of its affiliated companies, within the meaning assigned by article L. 444-3 of the Labour Code, that have joined a company savings plan (these employees having no less than three months' seniority), with the number of new shares to be issued, which shall be immediately assimilated to the other existing shares, not to be in excess of 1 million.

The present authorization entails ipso jure, in the event that use thereof should be made, formal waiver by the shareholders of the pre-emptive right in favour of the employees concerned.

In application of article L. 443-5 of the Labour Code, the Shareholders resolve that the subscription price shall be neither in excess of the average of the prices listed during the twenty trading sessions prior to the day the decision is taken by the Management Board fixing the opening date of the subscription, nor less than this average by more than 20%.

They also resolve that in the event that employees might not subscribe for the total capital increase within the time limit granted by the Management Board, this capital increase shall be realised only up to the amount of the shares subscribed for; shares not subscribed for can be offered to the employees concerned once again within the scope of a capital increase at a later time.

The Shareholders vest the Management Board with full powers, with the option of sub-delegation to the Chairman pursuant to the conditions stipulated by the law, to determine, within the limits above, the various methods of the transaction as follows:
- to determine the criteria to be met by the companies whose employees will be entitled to benefit from the capital increases,
- to determine the conditions and methods of issuance, to establish the subscription price computed in accordance with the method defined above, to fix the deadline for full payment for the shares subscribed to (payment by the employees can be completed by the Company or its affiliated companies within the meaning assigned by article L. 444-3 of the Labour Code pursuant to the conditions stipulated by the laws and regulations), and to charge the additional payments effected by the Company to one or more available reserve items; to charge to the "share premiums" item the amount of the costs relative to these capital increases and to withdraw therefrom, should it so deem appropriate, the amounts necessary to increase the legal reserve to one-tenth of the new capital after each issue,
- to fix the opening dates and closing dates of subscription and to establish realisation of the corresponding capital increase and amend the articles of association accordingly.

The above authorizations replace those given to the Management Board by virtue of the eleventh resolution of the Extraordinary General Meeting of April 30, 2002, used in part.

• Eighteenth resolution

(Power for formalities)

Full powers are granted to the bearer of a copy, or extract, of the minutes of this meeting for the official filing of the document, and for fulfillment of publication formalities as required by law.

82-522

Translated from the French *For information purposes only*

L'AIR LIQUIDE
Société Anonyme à Directoire et Conseil de Surveillance
pour l'Etude et l'Exploitation des Procédés Georges Claude
With a capital of 1,197,703,628 euros
Registered Office: 75, quai d'Orsay - 75007 PARIS

RCS PARIS 552 096 281

EXTRACT OF THE MINUTES OF THE MEETING OF THE SUPERVISORY BOARD

HELD ON 12 MAY 2004

The following persons are present:

Alain JOLY	Chairman of the Supervisory Board
Edouard de ROYERE	Member of the Supervisory Board
Lindsay OWEN-JONES	Vice Chairman of the Supervisory Board
Thierry DESMAREST	Member of the Supervisory Board
Rolf KREBS	Member of the Supervisory Board
Christopher HOGG	Member of the Supervisory Board
Cornelis J.A. van LEDE	Member of the Supervisory Board
Béatrice MAJNONI d'INTIGNANO	Member of the Supervisory Board
Dennis WEATHERSTONE	Member of the Supervisory Board

Mr Gérard de LA MARTINIERE, Member of the Supervisory Board, is absent and excused.

Benoît POTIER, Chairman of the Management Board, and Jean-Claude BUONO, Member of the Management Board, are attending the meeting.

The following persons are also attending the meeting:

Marie-Dominique LEIBLER	Secretary of the Supervisory Board
Guy COURS	Delegate of the Central Works Council
Gilles BOUDIN	Delegate of the Central Works Council
Philippe BASTIEN	Delegate of the Central Works Council
Marie-Annick MASFRAND	Delegate of the Central Works Council

****

Appointment of Mr Klaus-Jürgen Schmieder as member of the Management Board

Upon recommendation of the Appointments and Remuneration Committee, the Supervisory Board appoints Mr Klaus-Jürgen Schmieder as member of the Management Board for the remaining term of office of the existing members of the Management Board i.e. November 14, 2004.

Mr Klaus-Jürgen Schmieder has confirmed that he accepted the said duties.

****

Certified true copy
The Secretary of the Supervisory Board
Paris, 12 May 2004

L'AIR LIQUIDE

Société anonyme à directoire et conseil de surveillance
pour l'Etude et l'Exploitation des Procédés Georges Claude
share capital: 1 197 703 628 €
Registered office: 75 Quai d'Orsay - 75007 PARIS
R.C.S. Paris 552 096 281

EXTRACT OF THE MINUTES OF THE MEETING OF THE MANAGEMENT BOARD ON 12 MAY 2004

The meeting was held at the Palais des Congrès (Paris), at 6:15 pm.

The members of the Management Board had been convened.

The following persons were present:

Mr.	Benoît POTIER	Chairman of the Management Board
Mr.	Jean-Claude BUONO	Member of the Management Board
Mr.	Laurent BLAMOUTIER	Secretary of the Management Board

The Chairman noted that the number of members of the Board present was sufficient to enable the board to deliberate validly.

Mr. Benoît Potier, Chairman of the Management Board, presented the different points on the agenda.

Meeting at the end of the General Shareholders Meeting held today, the Management Board discussed the following:

1. Attribution of free bonus shares

Upon the proposal of Mr Benoît Potier, Chairman of the Management Board, the Management Board decides, in accordance with the authorisation granted to it by the 14th resolution of the Extraordinary General Shareholders Meeting of 12 May 2004, to incorporate into the share capital an amount of 108 882 147 euros taken from the "general reserve" account.

This capital increase via the capitalisation of premiums will be carried out by means of the creation of 9 898 377 new shares with a par value of 11 euros each, with dividends rights as of 1st January 2004, which will be allocated free of charge to shareholders on the basis of one new share for every ten old shares.

As a result of this capital increase, the company's share capital is raised from the current figure of 1 088 821 481 euros to 1 197 703 628 euros divided into 108 882 148 shares with a par value of 11 euros each.

The allocation will commence on 14 June 2004. The requests will be received by all concerned financial institutions free of charge.

The new shares may be registered shares or in bearer form, as the shareholders see fit. In accordance with Article 94-II of the French Finance Act for 1982 and the Decree of 2 May 1983 relating to securities, shareholders' rights will be entered into an account opened in their name with the issuer or the authorised intermediary of their choice, as applicable.

Pursuant to the authority granted by the Extraordinary Shareholders Meeting of 12 May 2004 under the 4th resolution, rights corresponding to fractions of shares may not be transferred. The corresponding shares will be sold and proceeds from the sale will be allocated to the holders of the rights pro rata to the number of rights held, not later than 30 days after the whole number of shares allocated has been entered in their shareholders' account.

Pursuant to the Articles of Association, registered shares entered into an individual account as at 31 December 2001 which are held continually until 14 June 2004 will entitle their holders to a 10% increase in the share allocation.

According to what is known at the time of the Management Board's meeting, the maximum number of shares liable to benefit from this increased share allocation is 24,266,063 shares, leading to the creation of a maximum of 242,660 new shares within the scope of this increased allocation. This number will be reduced to take into account the number of shares entitled to the increased allocation sold prior to 14 June 2004.

Amendments to the Articles of Association

Pursuant to the authority granted to it under the 14th resolution of the Extraordinary Shareholders Meeting of 12 May 2004, the Management Board decides to amend Article 7 of the Articles of Association as follows:

Old wording	New wording
The share capital is set at € 1,088,821,481 divided into 98,983,771 shares with a par value of € 11 each.	*The share capital is set at € 1,197,703,628 divided into 108,882,148 shares with a par value of € 11 each.*

The Management Board agrees on the terms of the notice to be published in the *Bulletin des Annonces Légales Obligatoires* (statutory Gazette of Legal Announcements).

The Management Board grants full powers to the bearer of an extract of this decision to carry out the formalities provided for by law.

Authority given to Mr Potier to record the capital increase corresponding to the allocation of an increased number of bonus shares.

The Management Board gives authority to Mr Benoît Potier, Chairman of the Management Board, to record the amount of the capital increase corresponding to the increased allocation of bonus shares for holders of registered shares as at 31 December 2001 who retain these shares until 14 June 2004.

****

Certified true copy
The Secretary of the
Management Board
Paris, 15 December 2004

AIR LIQUIDE

Combined Shareholders' Meeting

May 12, 2004

at 3:00 p.m., at the Palais des Congrès,
2, place de la Porte Maillot - 75017 Paris

Summary

Ladies, Gentlemen, Shareholders,

It is my pleasure to invite you to attend Air Liquide's ordinary and extraordinary shareholders' meeting, which will be held on Wednesday May 12, 2004, at 3:00 p.m. at the Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris, France.

Shareholders' meetings are a special occasion for information and dialogue. It is also an opportunity for you to play an active role, through your vote, in making major decisions for your Group, no matter how many shares you own.

I sincerely hope you will be able to participate to this meeting, either by attending, or by using the absentee ballot or the proxy form which allows you to be represented by the Chairman, or any other person of your choice.

In this document, you will find instructions on how to participate in this meeting, its agenda and the text of the resolutions to be submitted for your approval.

I would like to thank you for taking time to consider the resolutions proposed.

Yours sincerely,

Benoît Potier
Chairman of the Management Board

The shareholder's meeting was initially intended to be held on Tuesday April 27, 2004, at 11:00 a.m. at Air Liquide's head office at 75 quai d'Orsay, 75007, Paris. Since it is highly unlikely that there will be a quorum on this date validating this meeting, the meeting has been rescheduled, as required by law, and will be held on Wednesday May 12, 2004, at 3:00 p.m. [illegible] Congrès, 2, place de la Porte Maillot, 75017, Paris, France.

82-522

1. How to take part in the shareholders' meeting

French law and Air Liquide's articles of association stipulate that the following people are entitled to attend this shareholders' meeting or to vote by absentee ballot or by proxy:

- shareholders who hold registered shares,
- shareholders who hold shares in bearer form and who have provided evidence at the latest by 3:00 pm, Paris time the day before the meeting, via the authorized intermediary that manages their share account, that their shares were held in their account.

All shareholders, regardless of how many shares they own, may attend the shareholders' meeting.

A 10 euro attendance fee will be paid to all shareholders who attend.

A request form for additional documentation or information is attached to the present notice.

All documents relating to this meeting can also be found on the Company's web site: www.airliquide.com.

You wish to attend the meeting

form A Admission card request form

Shareholders who wish to attend the meeting must first request an admission card, which must be presented at the door.
To make sure you receive your admission card in time, you should send in the request form as soon as possible, and not wait until a few days before the meeting.

- If you hold registered shares (either directly with Air Liquide or through a third party) you must send in your request directly to Air Liquide, using the admission card request form attached here.
- If you hold shares in bearer form, you must ask the broker, bank or financial institution that manages your share account to provide the information required on the admission card request form attached here by sending this form to Air Liquide.

Air Liquide will then send admission cards directly to shareholders.

You wish to be represented at the meeting

form B Absentee ballot or proxy voting forms

Shareholders who wish to be represented at the shareholders' meeting or to vote by absentee ballot must use the absentee ballot or proxy form attached here.

- If you hold registered shares (either directly with Air Liquide or through a third party), the absentee ballot or proxy form must be returned directly to Air Liquide.
- If you hold shares in bearer form, the form must be sent in by the broker, bank or other financial institution responsible for managing the share account, such that Air Liquide receives the form before 3:00 pm, Paris time, the day before the meeting.

According to the new regulations in France, any shareholder who has cast his or her vote remains at liberty to sell all or part of his or her shareholdings. In this case, the financial intermediary with whom the shares are deposited has to inform Air Liquide, before 3:00 pm, Paris time, the day before the meeting.
Global custodians, along with any other intermediary declaring itself at such, are now expressly permitted by law to cast votes on behalf of shareholders not resident in France.

You may be represented by a nominated person: your spouse or another Air Liquide shareholder. It is understood that if no proxy name is indicated on the form, the Chairman of the meeting will, pursuant to the law, cast a vote on the shareholder's behalf in favor of all proposed resolutions put forth or approved by the Management Board and a vote against all other proposed resolutions.

Shareholders, acting as proxies for other shareholders, must send their proxy forms to Air Liquide, before 3:00 pm, Paris time, the day before the meeting, so that this may be indicated on the attendance sheet.

The Shareholders' meeting will be webcast in English for live viewing at www.airliquide.com.

You wish to vote by absentee ballot: *tick here and follow the instructions*

You wish to be represented at the meeting: *tick here and write the name and address of the person representing you.*



ABSENTEE BALLOT OR PROXY VOTING FORM B
AIR LIQUIDE
COMBINED SHAREHOLDERS' MEETING to convene at 3.00 PM Wednesday, May 12, 2004, at the Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris.
DO NOT FILL THIS BOX
2 MAIL VOTE
1 I HEREBY DESIGNATE THE CHAIRMAN OF THE MEETING AS MY PROXY
3 APPOINTMENT OF PROXY

You have voted by mail: *don't forget to mention your choice in case amendments of the resolutions or new resolutions are presented at the meeting.*

You wish to authorize the Chairman of the meeting to vote on your behalf: *date and sign here.*

In any case, *date and sign here.*

Check your name and address.

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2. Agenda

ORDINARY GENERAL MEETING OF SHAREHOLDERS

- Management Board's report.
- Reports by the Supervisory Board and its Chairman.
- Auditors' reports.
- Approval of the Company's financial statements for financial year 2003.
- Approval of the Group's consolidated financial statements for financial year 2003.
- Appropriation of profit for financial year 2003; declaration of a dividend.
- Purchase by the Company of its own shares.
- Appointment of a new member to the Supervisory Board.
- Renewal of the office of a member of the Supervisory Board.
- Appointment of Statutory Auditors.
- Approval of the transactions covered by section L 225-86 of the Commercial Code.
- Authorization to issue bonds.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

- Capital stock reductions through the repurchase and cancellation of shares.
- Authorization to increase share capital.
- Authorization to issue convertible bonds.
- Authorization to grant options entitling to the subscription or the purchase of shares.
- Authorization to issue shares to be subscribed by Company employees and subsidiary employees.
- Powers for formalities.

3. Presentation of resolutions

BY THE AUTHORITY OF THE ORDINARY MEETING OF SHAREHOLDERS

The purpose of the **first two resolutions** is to approve Air Liquide's corporate financial statements and consolidated financial statements after the reading of the reports by the Management Board, the Supervisory Board and its Chairman and the Statutory Auditors.

The **third resolution** decides on appropriation of the profit proposed by the Management Board and on the amount of the dividend. The dividend is fixed at 3.20 euros per share, or a pay-out ratio equal to 45% of net earnings, matched with a tax credit of 1.60 euros for shareholders who are entitled to benefit from it.

In application of the articles of association, a premium of 10% of dividends, or 0.32 euro per share, shall be paid in respect of all shall shares registered as of December 31, 2001 and having remained so without interruption until May 18, 2004, the date upon which the dividend shall become payable. A tax credit of 0.16 euro per share shall be added to this amount for shareholders who are entitled to benefit from it.

The **fourth resolution** authorizes the Management Board, subject to prior authorization by the Supervisory Board, to buy back and possibly resell Air Liquide shares in application of the legal and regulatory provisions and of the prospectus signed by the AMF and published by the Company. The maximum price of purchase and the minimum price of sale stipulated are fixed respectively at 200 and 130 euros per share, amounts identical to those of the previous year. The maximum number of shares that can be acquired is limited to 10% of the share capital.

The objectives of the shares repurchase program are detailed in the draft resolution submitted for voting by the Shareholders and in the prospectus. Furthermore, this program makes it possible to offset over a period of time the diluting impact that the allocation of stock options and capital increases reserved for the Company's employees might have.

This authorization, given for eighteen months, replaces the authorization given at the time of the previous Ordinary General Meeting, used in part. In application of the previous authorizations, 1,185,641 shares were bought in 2003 at an average price of 127.18 euros. At the end of 2003, Air Liquide held 1,942,112 shares, or 1.9% of the capital.

Treasury shares are entitled neither to dividends nor to voting rights.

The Management Board, in its annual report to the General Meeting, will report on use of the authorization it has been given.

The **fifth and sixth resolutions** concern the appointment of Mr Rolf Krebs and the renewal of Mr Edouard de Royere as members of the Supervisory Board. Their presentation is given in detail on page 14 of the present document.

Mr Rolf Krebs will offer the Group his extensive experience of the healthcare sector in Germany and throughout the world.

Mr Edouard de Royere will continue to provide his experience and in-depth knowledge of the Company and of relations with its shareholders.

These proposals conform with the Supervisory Board's desire to choose members for their skill, their integrity, their independence of mind and their determination to take account of the interests of all shareholders, while at the same time seeking a diversity of cultures and experience in fields that are important for the Group.

On the basis of the criteria it has adopted to guide it in evaluating the independence of its members, the Supervisory Board considers that Mr Rolf Krebs is independent and that Mr Edouard de Royere, being the former Chairman of the Company, is not independent.

Messrs Michel Bon and Pierre-Gilles de Gennes, members of the Supervisory Board, are not requesting renewal of their mandates, which expire at the present Meeting.

If the appointments of Messrs Rolf Krebs and Edouard de Royere are approved, the result at the close of the General Meeting will be a Supervisory Board of ten members, eight of whom are independent.

The members of the Supervisory Board are appointed for four years. In application of the Company's articles of association, each member must own at least 500 Air Liquide registered shares.

The **seventh, eighth, ninth and tenth resolutions** concern the renewal or the appointment of permanent and substitute Statutory Auditors.

The Supervisory Board proposes the renewal of the mandate of the company Ernst & Young Audit. In application of the provisions of the Law on Financial Security of August 1st, 2003, in order to comply with the provisions relative to rotation of the associate member signing the financial statements, Mr Dominique Thouvenin would replace Mr Jean-Claude Lomberget in these duties.

The Supervisory Board proposes that the company Mazars & Guérard, belonging to Mazars, an international independent organisation for auditing and statutory auditing, be appointed in replacement of the company RSM Salustro Reydel.

These two companies have not verified in the course

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of the last two financial years the Company's contribution or merger operations or those of the companies it controls.

Ernst & Young Audit belongs to the international network Ernst & Young, the amount of whose fees collected for the services provided to the Group, which are not linked directly to the mission of statutory auditing, came to 1.1 million euros for 2003.

The Supervisory Board further proposes the appointment of Mrs Valérie Quint and of Mr Patrick de Cambourg as substitute Statutory Auditors.

Statutory Auditors are appointed for six financial years.

The **eleventh resolution** concerns regulated transactions, except current ones, concluded between the Company and its directors or a company with whom it has common directors. These agreements are subject to an audit report by the Statutory Auditors.

During 2003, the Company concluded one single new transaction concerning the mandate granted to BNP Paribas to assist it in studying and negotiating the proposed purchase of part of Messer Griesheim's assets. This contract, concluded under market conditions, comes within the scope of regulated transactions due to the mandates as board members of BNP Paribas held by Messrs Alain Joly, Chairman of the Supervisory Board, and of Lindsay Owen-Jones, Vice Chairman of the Supervisory Board.

The purpose of this resolution is to approve this transaction and the report by the Statutory Auditors which is devoted to it.

The **twelfth resolution** authorizes the Management Board, in one or more operations and in accordance with the Company's financing needs and with the opportunities offered by the financial markets, to issue loans, notably in the form of bonds, for a maximum nominal amount of 4 billion euros.

This authorization, given for 5 years, replaces the authorization given by the Ordinary General Meeting of May 4, 2000 for an identical amount and duration. As of this day, the Group has proceeded with three bond issues for a total of 800 million euros since the last authorization given by Shareholders.

BY THE AUTHORITY OF THE EXTRAORDINARY MEETING OF SHAREHOLDERS

The **thirteenth resolution** authorizes the Management Board to cancel, by means of reduction of share capital, shares acquired within the scope of the authorizations given by the fourth resolution and by the Extraordinary General Meeting of May 15, 2003 within the limit of 10% of the share capital per period of 24 months.

This authorization, given for 24 months, replaces the authorization given by the Extraordinary General Meeting of May 15, 2003, used in part up to the limit of 1 million shares in February 2004. It is included in the audit report by the Statutory Auditors stipulated by the law.

Cancellation of the shares makes it possible to reduce the number of the Company's shares in circulation and to improve its net earnings per share.

The **fourteenth resolution** authorizes the Management Board, subject to prior authorization by the Supervisory Board, to increase, on one occasion or more, the share capital by a maximum amount of 2 billion euros through the incorporation of reserves, profits or premiums or through subscription in cash for an issue of new shares. The shareholders' pre-emptive right is maintained in the event of a new share issue.

This authorization, given for 5 years, is identical to the previous authorization, for the same amount, given by the Extraordinary General Meeting of May 12,1999, expiring and used in part to the amount of 219.5 million euros at the time of transactions for the allocation of bonus shares in 2000 and in 2002.

This authorization will enable the Company to proceed with the allocation of one bonus share for ten existing shares on June 14, 2004 and to have the option of increasing its share capital in order to finance its development.

The **fifteenth resolution** authorizes the Management Board, subject to prior authorization by the Supervisory Board, to proceed, in one or more transactions, with the issuance of convertible bonds for a maximum amount of 1.5 billion euros with maintenance of the pre-emptive right to subscription of convertible bonds.

This authorization, given for 5 years, is identical to the previous authorization for the same amount given by the Extraordinary General Meeting of May 12, 1999, expiring and not used.

This authorization will provide the Company, as in the past, with a certain amount of flexibility in the choice of its methods of financing in accordance with its needs, the characteristics of the financial markets and the interest of the shareholders.

The **sixteenth resolution** authorizes the Management Board, subject to prior authorization by the Supervisory Board, to grant in favour of members of the personnel and/or of directors, and the Supervisory Board to grant in favour of members of the Management Board options giving a right to the subscription of new shares in the Company or to the purchase of Air Liquide shares acquired by the Company, the total number of options thus granted not giving a right to a total of shares greater than 3% of the capital of the Company on the day the options are allocated by the Management Board or by the Supervisory Board.

This authorization, given for 38 months, replaces the authorization given by the Extraordinary General Meeting of 30 April 2002, used in part.

The Company's policy is to grant regularly and in reasonable proportions stock options to a number of executives in order to motivate them, develop their loyalty and associate them, over the medium and long term, with the interest of the shareholders. Moreover, on the occasion of the Company's one-hundredth birthday in 2002, stock options were granted on an exceptional basis to all of the Group's employees throughout the world, with a maximum of thirty options per beneficiary.

These options are granted without discount at a price equal to 100% of the average of the opening prices listed during the twenty trading sessions prior to their allocation.

Details on stock option plans granted over the past ten years are given in the Annual Report. At the end of 2003, the amount of the options allocated and not yet exercised came to 3,097,265 options, at the average price of 130.56 euros, or 3.1% of the share capital.

The **seventeenth resolution** authorizes the Management Board, subject to prior authorization by the Supervisory Board, to increase, in one or more transactions, the share capital by a maximum amount of 150 million euros, premiums included, through the issuance of shares to be subscribed for by the Company's employees and by those of certain of its subsidiaries, the number of new shares not to be in excess of one million, or a total of approximately 1% of capital at this day. By its nature, this authorization entails waiver by the shareholders of their pre-emptive right in favour of the employees concerned. The subscription price for the shares cannot be less than the average of the prices listed during the twenty trading sessions prior to the day the decision is taken by the Management Board fixing the opening date for subscription, nor less than this average by more than 20%.

This authorization, given for 5 years, replaces the authorization given by the Extraordinary General Meeting of April 30, 2002 for an identical amount and not used.

This authorization meets legal requirements and also comes within the scope of the Group's policy to continue to associate the greatest number of its employees throughout the world with its development over the medium and the long term. These operations, reserved for employees, contribute to strengthening their motivation significantly and to increasing their sense of belonging to the Group.

The share of capital held by employees and former employees through the eight capital increases reserved for employees carried out since 1986 is 0.9%.

The **eighteenth resolution** makes it possible to carry out the formalities of publication required by law after the Meeting.

4. Resolutions

BY THE AUTHORITY OF THE ORDINARY MEETING OF SHAREHOLDERS

• First resolution

(Approval of the Company's financial statements for financial year 2003)

The Shareholders, having reviewed:

- the report by the Management Board on the operations and management of the Company in 2003,
- the reports by the Supervisory Board and its Chairman,
- the Company's annual financial statements (income statement, balance sheet and notes),
- the Auditors' reports,

hereby approve the Company's financial statements for the fiscal year ended December 31, 2003, such as presented, as well as the transactions reflected in said financial statements or referred to in said reports.

They set the net earnings for the financial year at the sum of 412,316,945 euros.

• Second resolution

(Approval of the Group's consolidated financial statements for financial year 2003)

The Shareholders, having reviewed :

- the report by the Management Board on the operations and management of the Company in 2003,
- the reports by the Supervisory Board and its Chairman,
- the Group's consolidated financial statements,
- the Auditors' reports,

hereby approve the Group's consolidated financial statements for the fiscal year ended December 31, 2003, such as presented.

• Third resolution

(Distribution of a dividend at 3.20 euros. Date of payment: May 18, 2004)

The Shareholders hereby approve the appropriation of profits as recommended by the Management Board and declare a dividend of 3.20 euros on each of the 99,912,917 shares outstanding on December 31, 2003.

Due to tax already paid to the Trésor (Tax Authority), a tax credit of 1.60 euro shall be added to the sum above.

This dividend shall be payable on May 18, 2004:

- for direct registered shares: directly by the Company, following the method of payment indicated to it by their holders,
- for intermediary registered shares as well as for bearer shares held in accounts: by the authorized intermediaries with whom management of these shares has been entrusted.

Shareholders are reminded that distributions effected during the past three fiscal years were as follows:

Fiscal year	Total amounts distributed euros	Number of shares outstanding	Net dividend distributed euros	Tax already paid to Tax Authority (tax credit) euros
2000 (1)	274,288,932	91,429,644	3.00	1.50
(2)	7,488,289	24,944,295	0.30	0.15
2001 (1)	290,628,746	90,821,483	3.20	1.60
(2)	7,461,015	23,315,671	0.32	0.16
2002 (1)	322,619,011	100,818,441	3.20	1.60
(2)	7,836,553	24,489,228	0.32	0.16

Pursuant to section 42, paragraph 7 of the Company's articles of association, a premium of 10% of dividends, or 0.32 euro per share, shall be paid in respect of all shares registered as of December 31, 2001 and having remained so without interruption until May 18, 2004, the date upon which the dividend shall become payable. Due to tax already paid to the Trésor (Tax authority) a tax credit of 0.16 euro shall be added to this amount.

The total premium dividends, net of tax credit, payable on the 24,266,063 shares registered as of December 31, 2001 and having remained so without interruption until December 31, 2003 amounted to 7,765,140 euros.

The total amount of premium dividends corresponding to the 24,266,063 shares which will have been sold between January 1, 2004 and May 18, 2004, the payment date for the dividend, will be deducted from this amount.

The Shareholders furthermore authorize the Management Board to withdraw from the "retained earnings" account the sums required to pay out the above dividend on shares issued further to the exercise of any stock options that may occur prior to the dividend date.

(1) regular dividend

(2) dividend premium

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• Fourth resolution

(Purchase by the Company of its own shares)

The Shareholders, having reviewed the Management Board's report, hereby authorize the Management Board to instruct the Company to purchase its own shares, pursuant to the provisions of articles L. 225-209 and articles thereafter of the Commercial Code, and subject to the previous authorization of the Supervisory Board as mentioned in article 22 of the Company's articles of association with a view to:

- cancelling shares in order to maximize shareholder's equity and earnings per share,
- the purchase or sale of shares according to market conditions,
- granting stock options to its employees and those of its subsidiaries, in accordance with the provisions of Resolution 16 of the Combined Shareholders' Meeting of May 12, 2004,
- selling shares in any form whatsoever or remitting shares in exchange or in consideration for value as part of financial transactions or acquisitions.

The Shareholders further resolve that the highest purchase price shall be euro 200 euros per share and that no more than 10% of the shares outstanding may be purchased under this authorization, or 9,892,171 shares, for a value of up to 1,978,434,200 euros.

Shares may be purchased at any time and in any manner whatsoever, on the stock exchange, over the counter, in private transactions or through the exercise of options, including, if applicable, by third parties acting on behalf of the Company, in accordance with the last paragraph of section L.225-206 of the Commercial Code.

Shares acquired may be disposed of in any manner whatsoever, on the stock exchange, over the counter or through private transactions. The minimum price at which shares may be sold is set by the Shareholders at 130 euros per share.

Dividends relating to treasury shares shall be allocated to retained earnings.

Shares acquired may also be cancelled, subject to the Extraordinary Shareholders' Meeting authorizing a reduction in capital.

The above authority is granted for a period ending eighteen months from the date of this Meeting. It replaces and supercedes the authority granted to the Management Board by the Annual Shareholders' Meeting of May 15, 2003 and partially used.

Full authority is hereby granted to the Management Board, which may further delegate said authority, for the purpose of agreements, formalities and registrations with all agencies and, generally, for taking the necessary steps to implement the decisions taken by it pursuant to this resolution.

• Fifth resolution

(Appointment of Mr Rolf Krebs as member of the Supervisory Board)

The Shareholders, as recommended by the Supervisory Board, appoint Mr Rolf Krebs as member of the Supervisory Board.

His office shall end at the Ordinary General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2007.

• Sixth resolution

(Renewal of Mr Edouard de Royere's mandate as member of the Supervisory Board)

The Shareholders, as recommended by the Supervisory Board, renew Mr Edouard de Royere's mandate as member of the Supervisory Board.

His office shall end at the Ordinary General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2007.

• Seventh resolution

(Renewal of the company Ernst & Young Audit as Statutory Auditor)

At the proposal of the Supervisory Board, the Shareholders renew the mandate of the company Ernst & Young Audit as Statutory Auditor in view of performing the duties conferred on it by the law and the articles of association.

The mandate of the company Ernst & Young Audit shall expire at the General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2009.

• Eighth resolution

(Appointment of the company Mazars & Guérard as Statutory Auditor)

At the proposal of the Supervisory Board, the Shareholders appoint to the capacity of Statutory Auditor the company Mazars & Guérard in view of performing the duties conferred on it by the law and the articles of association.

The mandate of the company Mazars & Guérard shall expire at the General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2009.

• Ninth resolution

(Appointment of Mrs Valérie Quint as Substitute Statutory Auditor)

At the proposal of the Supervisory Board, the Shareholders appoint Mrs Valérie Quint as Substitute Statutory Auditor in view of performing the duties conferred on her by the law and the articles of association.

Mrs Valérie Quint's mandate shall expire at the General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2009.

• Tenth resolution

(Appointment of Mr Patrick de Cambourg as Substitute Statutory Auditor)

At the proposal of the Supervisory Board, the Shareholders appoint Mr Patrick de Cambourg as Substitute Statutory Auditor in view of performing the duties conferred on him by the law and the articles of association.

Mr Patrick de Cambourg's mandate shall expire at the General Meeting of shareholders voting on the accounts of the financial year ending on December 31, 2009.

• Eleventh resolution

(Approval of the transactions covered by article L. 225-86 of the Commercial Code and of the Auditor's Special Report)

The Shareholders hereby acknowledge the special report presented to them as prescribed by law on the transactions covered by article L.225-86 of the Commercial Code.

They approve the transaction concluded during fiscal year 2003 and the report devoted thereto in application of article L. 225-88 paragraph 3 of the Commercial Code.

• Twelfth resolution

(Authorization to the Management Board, for five years, to proceed, in one or more transactions, with the issuance of bonds for a maximum nominal amount of 4 billion euros. This authorization replaces the authorization given by the Ordinary General Meeting of May 4, 2000)

The General Meeting authorizes the Management Board, for five years, to proceed, in one or more transactions, at the times and under the conditions it deems suitable, with the launch, either in euros or in foreign currencies or in monetary units established with reference to several currencies, of one or more bond issues carrying fixed or variable rates of interest for a total nominal amount of 4 billion euros or the exchange value of this amount in the currencies used, represented by bonds or other securities representative of debts on the issuing company, this authorization replacing the authorization given by the Ordinary General Meeting of May 4, 2000.

The Management Board is fully vested, within the limits fixed above, to take all steps necessary to realise this issue or these issues. By virtue of article L. 228-41 paragraph 2 of the Commercial Code, the Shareholders authorize the Management Board to vest its Chairman or any other person who is a member of the Management Board to proceed with said bond issue and to determine the methods thereof within the limits fixed by decision of the present General Meeting.

BY THE AUTHORITY OF THE EXTRAORDINARY MEETING OF SHAREHOLDERS

• Thirteenth resolution

(Capital stock reductions through the repurchase and cancellation of shares)

The Shareholders, having reviewed the Management Board's report and the Auditors' special report, hereby authorize the Management Board to cancel, at its discretion, in one or more transactions, Company shares acquired pursuant to the authority granted to it by the fourth resolution of the Combined Shareholders' Meeting of May 12, 2004 as well as by the Combined Shareholders' Meeting of May 15, 2003, subject to a limit of 10% of the Company's shares outstanding in each twenty-four month period, and to reduce stated capital accordingly.

Authority hereby granted is for a period of twenty-four months from the date of this Meeting. It replaces and supercedes the authority granted to the Board of Directors by the Combined Shareholders' Meeting of May 15, 2003.

Full authority is hereby granted to the Management Board, which may further delegate said authority, for the purpose of carrying out the above transactions, completing the required formalities, charging the difference between the book value of shares cancelled and their par value to any reserve and premium accounts, and amending the articles of association accordingly.

• Fourteenth resolution

(Authorization to the Management Board, for five years, to increase share capital by a maximum amount of 2 billion euros)

After examining the report by the Management Board, the Shareholders authorize the Management Board, for five years, subject to prior authorization by the Supervisory Board, as stipulated by article 22 of the articles of association, to increase share capital at its decision alone, in one or more transactions, by a maximum amount of 2 billion euros:

- either through the incorporation of reserves, profits or premiums, by raising the face value of existing shares or by the creation of new shares; or
- through subscription in cash by issuing new shares, with or without premiums, the amount of any possible premiums being charged against this sum of 2 billion euros, premiums included.

Subscription to these new shares shall be reserved by preference to the owners of existing shares or to the transferees of their rights. The Shareholders further resolve that shares not subscribed for as by right for new shares shall be allotted to shareholders or to the transferees of their rights who apply for a number of excess shares greater than that they might apply for on a pre-emptive basis proportional to the share rights enjoyed by them and, at any rate, within the limit of their requests.

In the event that exercise of a right to subscribe for new shares and of application for excess shares should not absorb the entire capital increase, the amount of this increase, in application of the law, could possibly be limited to the amount of the subscriptions, provided this amount reaches no less than three-quarters of the increase decided on; the Management Board shall also be entitled to offer the public, in full or in part, those shares which are not subscribed for.

The Management Board, with the option of delegation to its Chairman, is authorized to take all measures for the purpose of realizing the capital increases set out above, to determine all characteristics and modalities thereof, and to amend the articles of association accordingly; in particular, it is authorized, in the event of a capital increase through the issuance of shares to be subscribed for in cash, to determine the issue price and the ex-date of the new shares paid up in full or not as well as to offset under the "share premiums" item the amount of costs relative to this capital increase and, if deemed appropriate by it, to withdraw therefrom the sums necessary to increase the legal reserve to one-tenth of the new capital after each issue. In the event that reserves, profits or premiums should be incorporated into the capital, the Management Board is also authorized to charge against one or more of the available reserve items the amount of the costs pertaining to the corresponding capital increase and, if deemed appropriate by it, to withdraw therefrom the sums necessary to increase the legal reserve to one-tenth of the new capital after each issue.

Any operations that might result from the authorizations included in this resolution can be realized simultaneously or separately, in any order or at any time whatsoever, in the proportions and in accordance with the conditions to be determined by the Management Board.

Moreover, in application of the provisions of article L. 225-129 II of the Commercial Code, the Shareholders authorize the Management Board, when it decides on a capital increase to be realised through the incorporation of reserves, profits or share premiums, to stipulate at the same time that the rights forming odd lots shall not be negotiable, that the corresponding shares shall be sold and that the sums resulting from the sale shall be allotted to the holders of rights pursuant to the conditions stipulated by the law.

• Fifteenth resolution

(Authorization to the Management Board, for five years, to proceed with the issuance of convertible bonds with maintenance of the pre-emptive right for a maximum amount of 1.5 billion euros)

After examining the report by the Management Board and the audit report by the Statutory Auditors, the Shareholders authorize the Management Board, for five years, subject to prior authorization by the Supervisory Board, as stipulated by article 22 of the articles of association, to proceed, in one or more transactions, both in France and abroad, with the launch either in euros or in foreign currencies or in monetary units established with reference to several currencies, with one or more bond issues for a total face amount of 1.5 billion euros or the exchange value of this amount, represented by convertible bonds at any time, at a fixed date or during determined periods, into the Company's shares.

The Shareholders fix at 1.5 billion euros the maximum nominal amount of the capital increase resulting from conversion of these bonds, there possibly being added to this amount the overall face value of the shares to be issued as a supplement to reserve the rights of the holders of these convertible bonds in application of the law.

The Shareholders resolve that the issue price of the bonds and the conditions of their conversion shall be such that the amount of the consideration that can subsequently go to the Company at a later time for each of the shares that might be created shall be equal to no less than 80% of the average of the first prices of the shares listed on the Paris Stock Exchange on the first market during ten consecutive trading sessions chosen from among the twenty trading sessions prior to the day of the beginning of the issue, after correction of this average in the event of a difference between the ex-dates. Shareholders shall enjoy, as of right for new shares, a pre-emptive right to subscription for new bonds.

The decision by the Shareholders includes, in favour of the bondholders, formal waiver by the shareholders of their pre-emptive right of subscription for shares that would be issued through the conversion of bonds.

The Shareholders vest the Management Board with full powers, with the option of delegation to its Chairman, to implement the present authorization, and in particular:

- to proceed, on the dates, at the prices and subject to the conditions deemed appropriate by it, with the issuance of convertible bonds,
- to determine the amount, the currency of issue, the duration and the place of the bond issues,
- to determine the date or the periods during which conversion can be requested,
- to determine, subject to the applicable legal conditions, the methods for adjusting the bases of conversion in order to preserve the bondholders' rights in the event the Company should proceed, so long as there exist bonds in circulation, with the issuance of shares paid in cash, the issuance of shares free of charge through incorporation into the capital of reserves, profits or share premiums or with the issuance of new convertible bonds,
- should it so deem appropriate, to issue, in favour of the shareholders, in addition to their pre-emptive right to subscription for new bonds proportionally to their rights and within the limit of their requests; to decide, if subscriptions as of right for new shares and, as the case may be, applications for excess shares, have not absorbed the entire issue, to limit this issue to the time of the subscriptions or to distribute without restriction bonds that have not been subscribed for or to offer them to the public, in full or in part,
- to establish the number and the amount of shares issued through conversion of bonds, to proceed with the formalities subsequent to these capital increases, to amend the articles of association accordingly,
- to charge the costs for capital increase to the amount of the premiums pertaining to these increases and, should it so deem appropriate, to withdraw therefrom the sums necessary to increase the legal reserve to one-tenth of the new capital after each increase,
- generally, to sign all agreements, take all measures and carry out all formalities useful for the issues, servicing the bonds, and their conversion.

• Sixteenth resolution

(Authorization, for thirty-eight months, to the Management Board, to grant, subject to authorization by the Supervisory Board, in favour of members of the personnel and/or of directors and to the Supervisory Board to grant, in favour of members of the Management Board, options giving a right to subscribe to new shares of the Company or to purchase Air Liquide shares acquired by the Company, the total number of options thus granted not to give a right to a total number of shares greater than 3% of the share capital in the Company on the day the options are granted by the Management Board or by the Supervisory Board. This authorization replaces the authorization given by the Extraordinary General Meeting of April 30, 2002)

After examining the report by the Management Board and the audit report by the Statutory Auditors, the Shareholders authorize the Management Board, subject to prior authorization by the Supervisory Board, in application of article 22 of the articles of association, within the scope of articles L. 225-177 et seq. of the Commercial Code, and in particular article L. 225-179 of the Commercial Code, to grant in one or more transactions, in favour of the members of the personnel of the Company and of its subsidiaries within the meaning assigned by article L. 225-180 of the Commercial Code, and in favour of the directors of said subsidiaries, options giving a right to subscription to new shares in the Company to be issued for the purpose of a capital increase or options giving a right to the purchase of Air Liquide shares acquired by the Company by virtue of the fourth resolution. The Shareholders further authorize the Supervisory Board to grant said options for subscription or purchase to the members of the Company's Management Board in one or more transactions.

The total number of options thus granted during the period of thirty-eight months cannot give a right to a total number of shares greater than 3% of the Company's capital on the day the options are allocated by the Management Board or the Supervisory Board, according to the case.

They fix at a maximum duration of ten years, as from the time they are allocated, the time limit on validity during which the options can be exercised, and they vest the Management Board or the Supervisory Board, according to the case, with full powers to fix a shorter duration.

The present authorization is granted for a duration of thirty-eight months on the date of this day. It includes, in favour of the beneficiaries of subscription options, formal waiver by the shareholders of their pre-emptive right to subscription for shares to be issued as and when the options are exercised. It shall be executed subject to the conditions and in accordance with the methods stipulated by the law and by current regulations.

The Management Board or the Supervisory Board, according to the case, shall determine, within the limits stipulated by article L. 225-177 paragraph 4 and article L. 225-179 paragraph 2 of the Commercial Code, the amount of the options offered, and it shall determine the subscription price or purchase price of the shares, which price shall not be less than the average of the first prices listed during the twenty trading sessions prior to the day the option is to be granted, rounded to the lower euro. It cannot be changed unless, during the period the granted options can be exercised, the Company should bring about one of the financial transactions or securities transactions provided for by the law. In the latter case, the Management Board shall proceed, in observance of the regulatory conditions, with adjustment of the number and price of the shares included in the options granted in order to take account of the effect of the transaction; in such a case it could, moreover, should it so deem necessary, temporarily suspend the right to exercise options throughout the duration of said transaction.

The present authorization replaces the authorization given to the Management Board by virtue of the tenth resolution of the Extraordinary General Meeting of April 30, 2002, which has been used in part.

• Seventeenth resolution

(Authorization to the Management Board, for five years, subject to authorization by the Supervisory Board, to increase registered capital, in one or more transactions, by a maximum amount of 150 million euros, premiums included, through the issuance of shares intended to be subscribed for to by the employees of the Company and those of certain of its subsidiaries, the number of new shares not to be in excess of 1 million. This authorization replaces the authorization given by the Extraordinary General Meeting of April 30, 2002)

After examining the report by the Management Board and the audit report by the Statutory Auditors, the Shareholders, deliberating in application of article L. 225-129 VII of the Commercial Code, authorize the Management Board, subject to prior authorization by the Supervisory Board, in application of article 22 of the articles of association, for five years, to increase the registered capital, in one or more transactions, by a maximum amount of 150 million euros, premiums included, through the issuance of shares intended to be subscribed to within the scope of article L. 443-5 of the Labour Code and of article L. 225-138 of the Commercial Code, by the employees of the Company and those of some of its affiliated companies, within the meaning assigned by article L. 444-3 of the Labour Code, that have joined a company savings plan (these employees having no less than three months' seniority), with the number of new shares to be issued, which shall be immediately assimilated to the other existing shares, not to be in excess of 1 million.

The present authorization entails ipso jure, in the event that use thereof should be made, formal waiver by the shareholders of the pre-emptive right in favour of the employees concerned.

In application of article L. 443-5 of the Labour Code, the Shareholders resolve that the subscription price shall be neither in excess of the average of the prices listed during the twenty trading sessions prior to the day the decision is taken by the Management Board fixing the opening date of the subscription, nor less than this average by more than 20%.

They also resolve that in the event that employees might not subscribe for the total capital increase within the time limit granted by the Management Board, this capital increase shall be realised only up to the amount of the shares subscribed for; shares not subscribed for can be offered to the employees concerned once again within the scope of a capital increase at a later time.

The Shareholders vest the Management Board with full powers, with the option of sub-delegation to the Chairman pursuant to the conditions stipulated by the law, to determine, within the limits above, the various methods of the transaction as follows:
- to determine the criteria to be met by the companies whose employees will be entitled to benefit from the capital increases,
- to determine the conditions and methods of issuance, to establish the subscription price computed in accordance with the method defined above, to fix the deadline for full payment for the shares subscribed to (payment by the employees can be completed by the Company or its affiliated companies within the meaning assigned by article L. 444-3 of the Labour Code pursuant to the conditions stipulated by the laws and regulations), and to charge the additional payments effected by the Company to one or more available reserve items; to charge to the "share premiums" item the amount of the costs relative to these capital increases and to withdraw therefrom, should it so deem appropriate, the amounts necessary to increase the legal reserve to one-tenth of the new capital after each issue,
- to fix the opening dates and closing dates of subscription and to establish realisation of the corresponding capital increase and amend the articles of association accordingly.

The above authorizations replace those given to the Management Board by virtue of the eleventh resolution of the Extraordinary General Meeting of April 30, 2002, used in part.

• Eighteenth resolution

(Power for formalities)

Full powers are granted to the bearer of a copy, or extract, of the minutes of this meeting for the official filing of the document, and for fulfillment of publication formalities as required by law.

5. Candidates proposed for appointment to the Supervisory Board



Rolf Krebs

Born in 1940 and a German citizen, Rolf Krebs, studied medicine and obtained an MD from the University of Mainz.

After having lectured there for a number of years he joined Bayer AG in 1976 where he held various positions including Head of Pharmaceutical Research and Development worldwide, from 1984 to 1986, then Executive Vice-President of Bayer Italia from 1986 to 1989.

He joined Boehringer Ingelheim in 1989 as a Member of the Board of Managing Directors. From 2001 until December 31, 2003 he was Chairman of the Board of Managing Directors.

Rolf Krebs served as President of the European Federation of Pharmaceutical Industries and Associations from 1996 to 1998, then as President of the International Federation of Pharmaceutical Manufacturers Associations from 2000 to 2001.

Rolf Krebs is a member of the Supervisory Board of Epigenomics AG (Berlin), Ganymed AG (Mainz), mg technologies AG (Frankfurt) and Vita 34 AG (Leipzig).



Edouard de Royere

Edouard de Royere was born in 1932 and graduated from the Ecole Supérieure de Commerce de Paris.

After having begun his career as a signing officer at Crédit Lyonnais and then a Vice-President at Union Immobilière et Financière, Edouard de Royere joined Air Liquide in 1966 and became Company Secretary.

Director of L'Air Liquide S.A. from 1971 to November 2001, then member of the Supervisory Board since November 2001, Edouard de Royere was appointed Executive Vice-President in 1979, Vice-Chairman and Chief Executive Officer in 1982 and served as Chairman and Chief Executive Officer from 1985 to 1995.

He was named Honorary Chairman of L'Air Liquide S.A. in 1997.

Edouard de Royere is a Director of American Air Liquide Inc. and Air Liquide International Corporation. He is a Director of Sodexho, member of the Supervisory Board of Michelin and censor of Fimalac and Wanadoo.

He has been Chairman of the Association Nationale des Sociétés par Action (ANSA) since 1997 and Chairman of the Fondation du Patrimoine since 1997. He owns 25,031 shares of L'Air Liquide S.A.

6. Supervisory Board Members



Alain Joly

Chairman of the Supervisory Board.
Born in 1938.
Owns 39,546 shares.
Member of the Supervisory Board of L'Air Liquide S.A. since November 2001.
Term of office expires in 2005.

Director of L'Air Liquide S.A. from 1982 to November 2001.
Chairman and Chief Executive Officer of L'Air Liquide S.A. from 1995 to 2001.
Chief Executive of L'Air Liquide S.A. from 1985 to 1995.
Director of SOAEO.
Director of American Air Liquide Inc. and Air Liquide International Corporation.
Director of Lafarge and BNP Paribas.



Lindsay Owen-Jones

Vice-Chairman of the Supervisory Board.
Born in 1946.
Owns 916 shares.
Member of the Supervisory Board of L'Air Liquide S.A. since November 2001.
Term of office expires in 2005.

Director of L'Air Liquide S.A. from 1994 to November 2001.
Chairman and Chief Executive Officer of L'Oréal.
Director of L'Oréal USA Inc and L'Oréal UK Ltd.
Director of BNP Paribas, Gesparal, Sanofi-Synthélabo.
Chairman and Director of Galderma Pharma, Switzerland.



Michel Bon

Born in 1943.
Owns 629 shares.
Member of the Supervisory Board of L'Air Liquide S.A. since November 2001.
Term of office expires in 2004.
Director of L'Air Liquide S.A. from 1998 to November 2001.

Honorary Chairman of France Telecom.
Director of Lafarge and Sonepar.
Member of the Supervisory Board of Grand Vision.
Chairman of the Supervisory Board of Editions du Cerf.
Chairman of the Institut de l'Entreprise.
Chairman of the Institut Pasteur.



Thierry Desmarest

Born in 1945.
Owns 875 shares.
Member of the Supervisory Board of L'Air Liquide S.A. since November 2001.
Term of office expires in 2005.
Director of L'Air Liquide S.A. from 1999 to November 2001.

Chairman and Chief Executive Officer of Total S.A. and Elf Aquitaine.
Director of Sanofi-Synthélabo.
Member of the Supervisory Board of Areva.
Chairman of Fondation Total.



Pierre-Gilles de Gennes

Born in 1932.
Owns 975 shares.
Member of the Supervisory Board of L'Air Liquide S.A. since November 2001.
Term of office expires in 2004.
Director of L'Air Liquide S.A. from 1992 to November 2001.

Director of Rhodia and Sanofi-Synthélabo.
Member of the French Academy of Sciences.
Professor at the Collège de France.
Nobel Laureate in Physics.



Sir Christopher Hogg

Born in 1936.
Owns 618 shares.
Member of the Supervisory Board of L'Air Liquide S.A. since November 2001.
Term of office expires in 2005.
Director of L'Air Liquide S.A. from 2000 to November 2001.

Chairman of the Board of Directors of Reuters Group.
Chairman of the Board of Directors of GlaxoSmithKline.
Chairman of the Board of Directors of Royal National Theatre.



Gérard de La Martinière

Born in 1943.
Owns 750 shares.
Member of the Supervisory Board of L'Air Liquide S.A. since 2003.
Term of office expires in 2007.

Chairman of the French Federation of Insurance Companies.
Chairman of the Economic and Financial Commission of the European Insurance Committee.
Director of Schneider Electric S.A.
Chairman of LCH. Clearnet Group Limited UK.
Member of the Supervisory Board of the European Financial Regulations Advisory Group (EFRAG).



Cornelis van Lede

Born in 1942.
Owns 500 shares.
Member of the Supervisory Board of L'Air Liquide S.A. since 2003.
Term of office expires in 2007.

Member of the Supervisory Board of Akzo Nobel N.V.
Chairman of the Supervisory Board of the Dutch Central Bank.
Member of the Supervisory Board of Royal Philips Electronics N.V., Heineken N.V. and KLM.
Director of Scania AB, Reed Elsevier and Sara Lee Corporation.
Chairman of the Board of Directors of INSEAD.



Béatrice Majnoni d'Intignano

Born in 1942.
Owns 562 shares.
Member of the Supervisory Board of L'Air Liquide S.A. since 2002.
Term of office expires in 2006.

Economist, Professeur agrégé des Universités at Paris-XII Créteil.
Member of the Prime Minister's Council for economic analysis.
Director of AGF.



Sir Dennis Weatherstone

Born in 1930.
Owns 865 shares.
Member of the Supervisory Board of L'Air Liquide S.A. since November 2001.
Term of office expires in 2005.
Director of L'Air Liquide S.A. from 1994 to November 2001.

Former Chairman and Chief Executive Officer of JP Morgan and Co.
Trustee of the International Accounting Standard Committee Foundation.
Director of the New York Stock Exchange.

7. Management Board



Benoît Potier

Born in 1957.
Owns 3,899 shares.

Chairman of the Management Board.

During the course of his 23 years in the Group, Benoit Potier has gained experience in many aspects of Air Liquide's business. Since his appointment as Chief Executive in 1997, he has taken up global responsibility for the operations and development of the Group.

He was appointed Chairman of the Management Board on November 14, 2001.

Director of SOAEO.

Chairman and Chief Executive Officer of Air Liquide International, American Air Liquide Inc. and Air Liquide International Corporation.

Director of Air Liquide Italia Srl, AL Air Liquide España, Air Liquide Asia Pte Ltd, Air Liquide Canada Inc.

Director of Groupe Danone.

Member of the Supervisory Board of Michelin.

Member of the Board of Director of Ecole Centrale des Arts & Manufactures.



Jean-Claude Buono

Born in 1943.
Owns 5,292 shares.

Member of the Management Board, Executive Vice-President.

Jean-Claude Buono has been with the Group for 14 years and has a significant experience in financial and legal areas. Additionally, he currently has significant operational responsibilities in Europe and in Asia.

He was appointed member of the Management Board on November 14, 2001.

Chairman of the Board of SOAEO.

Chairman and Chief Executive Officer of Air Liquide Welding and Air Liquide Asia Pte Ltd.

Vice-Chairman of Carba Holding.

Director and Chief Executive of Air Liquide International.

Director of Air Liquide Santé International, Aqualung International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far Eastern Ltd., Air Liquide Japan Ltd., Air Liquide Tunisie, Air Liquide Italia S.r.l., AL Air Liquide España, Séchilienne-Sidec, Air Liquide US LLC..

Director of Velecta Paramount.

8. Brief Statement about the Group for financial year 2003

Consolidated earnings

Millions of euros	2002	2003	2003/2002	2003/2002 (excl. forex)	2003/2002 (excl. forex, JAG)
Total sales	7,900.4	8,393.6	+6.2%	+9.6%*	+5.0%*
of which Gas and Services sales	*6,887.0*	*7,388.5*	*+7.3%*	*+10.8%**	*+5.4%**
Operating income before depreciation/amortization	1,974.8	2,004.7	+1.5%	+7.2%	
Operating income after depreciation/amortization	1,161.6	1,196.0	+3.0%	+7.8%	+5.2%
Net earnings	**703.2**	**725.6**	**+3.2%**	**+7.4%**	**+7.0%**
Cash flow	1,514.1	1,542.2	+1.9%	+8.1%	
Net earnings per share (in euros)**	**7.08**	**7.36**	**+4.0%**	**+8.3%**	
Dividend per share (in euros)	3.20	3.20			
Return on capital employed after taxes (ROCE)	10.8%	11.6%			

* *Sales figures have been adjusted to exclude currency and natural gas effects.*
** *The average number of shares used to calculate EPS in 2003 was 98,537,498. The number of shares outstanding at December 31, 2003, was 99,912,917.*

Besides comparing published figures, financial information is presented here in constant currencies and excluding natural gas effects and consolidation of Japan Air Gases (JAG) where applicable. Since most industrial and medical gases are not exported, all operational activities in our subsidiaries (sales, costs, purchasing and debt) are accounted for in local currency. As a result, the impact of currency fluctuations on sales and results is limited to the effect of accounting consolidation in euros for the financial statements of foreign subsidiaries. Fluctuations in natural gas prices are passed on to the customers by means of indexed pricing clauses.

Sales

Consolidated sales for 2003 reached 8,394 million euros, up +6.2% on 2002, with Gas and Services sales showing a marked improvement in the second half.

At constant exchange rates and excluding fluctuations in natural gas prices, full year sales grew +9.6%, of which +5% was activity-related and +4.6% linked to the consolidation of JAG.

Gas and Services sales, accounting for nearly 90% of activities, were up +10.8% in 2003 (at constant exchange rates and excluding fluctuations in natural gas prices), of which +5.4% activity-related and +5.4% linked to the consolidation of JAG.

Group results

Operating income before depreciation/amortization (EBITDA) increased by +7.2% (excluding currency effect), of which 2.8% was linked to the consolidation of JAG. Growth was achieved while maintaining good margin levels recorded in 2002.

The EBITDA to sales ratio for Gas and Services rose by +0.4 percentage points, excluding the impact of natural gas prices and consolidation of JAG, whose margin structure differs from that of the Group. For the Group, taking into account strong growth in engineering – a business with traditionally lower margins – the ratio, on the same basis, remained stable at 25.0%.

Operating income (EBIT) amounted to 1,196 million euros, in line with growth in sales (excluding natural gas price effect and consolidation of JAG).

The EBIT/sales ratio grew by +0.5 percentage points for Gas and Services excluding the impact of natural gas prices and consolidation of JAG. For the Group overall, it reached 14.9% on the same basis, an increase of +0.2 percentage points over 2002.

Performance at the operating income level was driven in particular by the combined effect of a reduction in costs and accelerated growth in the second half.

Our **efficiency program**, launched three years ago, achieved its goal of generating 300 million euros in cumulative savings. In 2003, savings totaled approximately 120 million euros, including JAG. Overall for the 2001–2003 period, the program doubled the pace of savings compared with the 1998–2000 period.

Net financial expenses declined by –16.7% for the second consecutive year, to 106 million euros in 2003. This decrease was attributable mainly to a reduced volume of debt, lower interest rates in Europe, and the impact of the foreign exchange rate on debt expressed in US dollars.

Earnings of companies accounted for by the equity method amounted to 50 million euros, a decline of –11.5%, owing to an exceptional asset disposal by Séchilienne-Sidec in 2002.

Other net expenses totaled 50 million euros, a figure comparable to that recorded in 2002. For the most part they related to provisions for risk of depreciation of intangible assets or deferred charges linked to the development of new operations.

The effective average **tax rate** was 29.6%, a rate similar to that for 2002, thanks to continued tax optimization especially in Italy.

Minority interests increased, by +18.6% to 56 million euros, given the consolidation and integration of Japan Air Gases since January 1, 2003.

Group consolidated net earnings rose to 726 million euros, a +3.2% increase despite unfavorable currency effects. Excluding foreign exchange, growth was +7.4%.

Net earnings per share reached 7.36 euros, an increase of +4.0% (+8.3% excluding foreign exchange), given the share buyback program carried out in 2003.

In 2003, the Group bought back 1,185,641 shares at an average price of 127.2 euros, for a total of 150.8 million euros. Air Liquide intends to continue its share buyback policy at a moderate pace in 2004.

Financial position and balance sheet

Cash flow amounted to 1,542 million euros, an increase of +8.1% excluding foreign exchange. This evolution is consistent with the rise in EBITDA. Over the year, it represented about 18% of sales.

Capital expenditure reached 822 million euros. Industrial investment increased by 114 million euros while financial investments declined following the 2002 acquisition of certain Messer assets and a buy-out of Air Liquide Japan minority shareholders.

Working capital requirements remained stable, demonstrating efficiency savings notably in Healthcare. Controlling working capital requirements remains a permanent objective for the Group.

Net debt amounted to 1,730 million euros as of December 31, 2003, a decrease of 292 million euros. Debt reduction resulted primarily from operations; a favorable exchange rate, taking into account the percentage of dollar debt, was compensated by the buyback of shares.

Net gearing was 31%, compared to 37% in 2002. The Group therefore has a very solid financial structure to finance the proposed acquisition of Messer's businesses in Germany, the United Kingdom and the United States.

Return on capital employed (ROCE) after tax was 11.6% as of December 31, 2003, compared to 10.8% in 2002. This marked improvement occurred in each of the Group's main business lines, while the Group maintained long-term capital expenditure that will ensure future growth.

For **L'Air Liquide S.A.**, net earnings before exceptional items reached 328 million euros, compared to 324 million euros in 2002.

Dividends

At the **General Shareholders' Meeting** on May 12, 2004, the Management Board, with the approval of the Supervisory Board, will propose a dividend of 3.20 euros per share for financial year 2003. This represents a distribution rate of 45% over the year.

Once accounts are approved by the General Shareholders' Meeting, the Management Board, in agreement with the Supervisory Board, has decided to distribute on June 14, 2004, **1 bonus share for every 10 shares** held.

2004 Outlook

2003 saw a clear rebound in activity during the second half. The first few months of 2004 show a number of positive factors, such as the dynamism of Electronics activity, the start-up of new units in the Large Industries business, growth in services, an improved outlook in Healthcare, and geographic positioning enabling us to take advantage of the recovery in our Industrial Customers markets in Asia and the Americas.

In addition, the Group should achieve **accelerated organic growth** through the development of more targeted marketing operations and the rising importance of our growth vectors (hydrogen, Healthcare, Asia, Electronics, services), along with expansion in emerging countries (China, Eastern Europe).

In 2004, we will launch a new **three-year action plan** to strengthen sales growth and improve operating income. The program is based on three key goals: accelerated time to market for our products and services; sharing best practices; and constant improvements in efficiency. This program should generate approximately 400 million euros in improved performance throughout all operations by 2007.

We are also working on the **proposed acquisition of Messer's operations** in Germany, the United Kingdom and the United States. The acquisition represents an exceptional business opportunity for us thanks to the geographic complementarity and quality of the businesses, and the skilled teams involved.

82-5224

Five-year summary

of Company financial results

(Articles 133, 135 and 148 of Decree 67-236 of March 23, 1967)

		1999	2000	2001	2002	2003
1 - Capital at end of fiscal year						
a) Authorized capital (Euros)		911,488,413	1,005,726,084	999,036,313	1,109,002,851	1,099,042,087
b) Common shares outstanding		82,862,583	91,429,644	90,821,483	100,818,441	99,912,917
c) Number of shares entitled to a dividend premium		24,087,590	24,944,295	23,315,671	24,489,228	24,266,063
d) Preferred (non-voting) shares outstanding		-	-	-	-	-
e) Maximum number of shares to be issued further to						
- convertible bonds		-	-	-	-	-
- new issue rights		-	-	-	-	-
2 - Annual revenue and income (millions of Euros)						
a) Net sales		1,104	1,177	1,261	1,207	1,318
b) Income before taxes, profit-sharing plan and non-cash items (depreciation and provisions)		429	455	424	404	437
c) Income taxes		45	111	37	17	84
d) Employees' profit sharing		2	2	2	2	3
e) Income after taxes, employees' profit sharing and non-cash items (depreciation and provisions)		300	341	319	325	328
f) Capital gains or losses from acquisitions		10	160	3	-	84
g) Net income		310	501	322	325	412
h) Distributed income		248	318	366	414	336
3 - Earnings per share (Euros)						
a) Income after tax and employees' profit sharing but before non-cash items (depreciation and provisions)						
- per common share outstanding		4.60	4.39	4.24	3.82	4.16
- per share after adjustments	(1)	3.74	3.94	3.83	3.88	4.22
b) Income net of taxes, employees' profit sharing and non-cash items (depreciation and provisions)						
- per common share outstanding		3.63	3.73	3.54	3.22	3.29
- per share after adjustments	(1)	2.94	3.35	3.20	3.27	3.33
c) Dividend paid						
- per common share outstanding		2.60	3.00	3.20	3.20	3.20
- per share after adjustments	(2)	2.09	2.66	2.84	3.20	3.20
d) Dividend premium paid						
- per qualified common share		0.26	0.30	0.32	0.32	0.32
- per share after adjustments	(2)	0.21	0.27	0.28	0.32	0.32
4 - People employed in France						
a) Average number of employees		4,342	4,315	4,499	4,523	4,913
b) Total payroll for the year (millions of Euros)		168	173	182	183	208
c) Payroll taxes and fringe benefits (social security, etc.) and holiday pay provisions (millions of Euros)		123	129	139	139	155

(1) Adjusted to reflect increases resulting from the capitalization of reserves and premiums, shares issued for cash and treasury shares.

(2) Adjusted to reflect increases resulting from the capitalization of reserves and premiums.

L'AIR LIQUIDE - SOCIÉTÉ ANONYME RUN BY A
MANAGEMENT AND SUPERVISORY BOARD.
THE COMPANY WAS ESTABLISHED FOR THE STUDY AND
APPLICATION OF PROCESSES DEVELOPPED BY
GEORGES CLAUDE

WITH ISSUED CAPITAL OF 1,088,138,876 EUROS
CORPORATE PARIS HEADQUARTERS:
75, QUAI D'ORSAY - 75321 CEDEX 07
TEL.: + 33 1 40 62 55 55
RCS PARIS 552 096 281

Shareholders' service department

Toll-free number (from France): N° Vert 0 800 16 61 79 from other countries: + 33 1 57 05 02 26
E-mail adress: actionnaires@airliquide.com - Fax: + 33 1 40 62 54 65
Write to: Service Actionnaires - 75, quai d'Orsay - 75321 Paris Cedex 07 - France
Visit our website: www.airliquide.com

AIR LIQUIDE

Galbe / 1885 Ang.

82-522

AIR LIQUIDE

Letter to Shareholders


July 2006
Special Healthcare



Your health at the hospital

Ladies and Gentlemen, Dear Shareholders,

Healthcare is a booming sector for your Group. That is why I would like you to discover it through this first letter dedicated to medical gases, hygiene and hospital services.

In 2005, the Healthcare sector's global sales reached 1.4 billion euros, an increase of nearly 7%. Sales of cylinder gases and installation services at hospitals, sleep apnea home treatments and the hygiene sector were the most dynamic.

Thanks to the closeness to and contact with patients and their physicians, and to the experience amassed during the last 40 years as well, Air Liquide has become a leader in Europe in the healthcare field. We have strengthened our presence in the traditional sectors, and decided to embark on the conquest of new markets, as was the case in Germany with the acquisition of Messer's position in over 800 hospitals.

In the hygiene and home oxygen therapy sectors, the recent acquisitions of several companies in Switzerland, Austria, Italy and Japan have also helped us to continue expanding worldwide.

There are still many therapeutic areas in which to break new ground such as pain relief, anesthesia, neuroprotection and diabetes, to mention just a few. So the demands for new products and services, combined with research being carried out by the Group's teams, offer wonderful development prospects and many opportunities.

The healthcare business is, as you can see, a young one with a bright future in which the Group plans to position itself as a major actor and to continue its growth.

I hope you enjoy discovering this fascinating field and I would like to thank you, Ladies and Gentlemen, Dear Shareholders, for your loyalty and the interest you take in the Air Liquide group.
Sincerely,

Benoît Potier
Chairman & CEO



The medical gases

NO
Nitrogen oxide

N_2
Nitrogen

O_2
Oxygen

CO_2
Carbon dioxide

O_2/CO_2
Oxygen/
Carbon dioxide

He/O_2
Helium/oxygen

N_2O
Nitrous oxide

Xe
Xenon

"INNOVATING AT THE HEART OF LIFE"

With **6,150 employees** in the Healthcare business, Air Liquide serves **5,000 institutions** (hospitals and clinics) and **300,000 patients** at home throughout the world. Physicians, pharmacists, nurses, researchers, the goal of all of them is to improve their patients' well-being and to treat them. They devote themselves to this goal every day through the **accompaniment** they provide health professionals with as well as by **listening** and **paying close attention** to patients and their families. They have also made a commitment through ongoing **research** on new therapies and treatment technologies and by taking part in major movements and issues in the world of health (prevention of nosocomial infections, mobilization against bird flu, national plan setting the framework for community services in France, etc.).



Cryoconservation

Human blood and tissues are conserved at very low temperatures with liquid nitrogen so that they can be used later for therapeutic, diagnostic or research purposes, particularly in oncology.

Air Liquide designs and manages cryoconservation rooms in several European countries. One example is in Milan, in Italy where a skin biobank opened in late 2005.

Xenon

In October 2005, Air Liquide was granted market authorization in Germany for **xenon as an anesthetic medication.** Xenon is a rare, colorless and odorless gas present in very small quantities in the air whose therapeutic effects are well recognised.
The medical establishment considers xenon an **almost ideal anesthetic** with minimal secondary effects because of its pharmacological properties. Xenon is administered via the respiratory tract without affecting the patient's metabolism.

In addition, it is a **powerful analgesic. The patient's postoperative wake-up and recovery are much easier and faster.** Anesthetic xenon should also be approved for new therapeutic treatments in the near future, for certain categories of patients who tolerate only a very limited number of anesthetics, for example, pregnant women and young children.


Medical equipment at the hospital

Invisible but indispensable

Medical gases are invisible but indispensable. Used pure or in mixtures, they are administered to patients via the respiratory tracts.

They are found everywhere in the hospital, from the emergency room to the operating room as well as in the patients' rooms.

They treat

Medical gases help in many treatments, for example: liquid nitrogen in dermatology, a helium/oxygen mixture to treat asthma, oxygen for acute (asthma, bronchiolitis, etc.) or chronic (chronic obstructive pulmonary disease, or "smoker's disease") respiratory illnesses.

Patients who have trouble breathing are also given respiratory assistance via ventilation equipment.

They anesthetize and block the sensation of pain

Nitrous oxide, combined with other anesthetics, is used for general anesthesia. Mixed with oxygen, it is particularly effective in short operations and for certain painful medical procedures (sutures, punctures, changing bandages, etc.) or for out-patient treatments. It can even replace an epidural. As for oxygen, it is administered during postoperative wake-up.

They facilitate operating techniques

The surgeon operates his laser scalpel with surgical argon. He uses medical carbon dioxide to dilate the abdominal wall during a laparoscopy.

They take part in the diagnosis

Gases make it possible to carry out respiratory explorations. The MRI magnet is cooled with liquid helium.

Carbon dioxide is used in cell cultures. Liquid nitrogen makes it possible to conserve human blood and tissues that are later used for therapeutic, diagnostic and research purposes, especially in cancer.

What is an "AMM"?

AMM = Market Authorization

In 1992, the Ministry of Health in France granted industrial gases the status of medications – pharmaceutical specialties. They henceforth had to comply with pharmaceutical regulations. For Air Liquide, this meant two obligations: creating pharmaceutical units for producing medical gases and registering the gases at the AFSSAPS (French Health Products Sanitary Safety Agency).

France now has nine AMMs: four for oxygen, two for nitrous oxide, two for Kinox and one for Kalinox.


Paramedics using Kalino

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Hygiene at the hospital

Another area in which Air Liquide fulfills the growing needs of its Healthcare customers is **hygiene**. Air Liquide is now number one in hospital disinfection and actively takes part in the fight again nosocomial illnesses. Its French subsidiary **Anios** specializes, like its German subsidiary **Schülke&Mayr**, in cleaning products and disinfectants for the skin, surfaces and instruments. Air Liquide also provides a variety of services including air network monitoring and cleaning. Lastly, in the hygiene sector, the Group recently acquired Unident in Switzerland, Arcana in Austria and Farmec in Italy.

Omasa, another Air Liquide subsidiary, specializes in the **sterilization of surgical instruments**.

Interview with Jean-Marc de Royere

Air Liquide Senior Vice President, in charge of healthcare & specialty chemicals



Can you tell us about Air Liquide's business in hospitals?

From the ambulance to the patient's room, as well as the operating room, Air Liquide gases are used everywhere. Air Liquide supplies vital fluids, in particular, medical gases as well as all the products needed for proper hygiene in the hospital and therefore for the patients' safety. This means we must be very reactive and be able to intervene in the hospitals, to provide complex services. People should always be able to count on the Air Liquide teams.

What are the advantages of using gases to treat patients?

Gases use the pulmonary route, which means they are not aggressive and can be diffused quickly throughout the body because of the lungs' great capacity for exchanging gases. Gaseous products generally have a low level of toxicity, limited contra-indications and a competitive cost. You should note that packaging & safety of use are two essential criteria in product development.

What areas show promise for the future?

First of all, respiratory indications, whether chronic (COPD, that smokers may develop, and asthma) or acute (pulmonary hypertension). Also anesthesia (either for very long operations or to improve post-operative recovery) and strokes (to limit cellular degeneration). In the future, we may also see developments in chronic neurological pathologies or even the use of gases to complement other medications delivered via the lungs.

What do you think the future of Air Liquide's hospital activity will be like?

It will be increasingly sophisticated, accompanying the hospital's shift toward a "technical support center" specialized in treatments for "acute" illnesses. But we'll also develop with institutions that are less intensive (recovery clinics,...). Let's not forget that our gases, medical equipment and hygiene solutions also have strong potential in community care (outside hospitals), which should complement our growth.


AIR LIQUIDE
Santé

800 exhibitors, 26,000 visitors, 90 countries

Hôpital Expo-Intermedica fair. The hospital, tomorrow

Organized by the Fédération Hospitalière de France and the Intermedica association, **Hôpital Expo-Intermedica** is the leading French fair on an international scale. In 30 years, it has become the outstanding meeting place worldwide in the health field. The only event bringing together all the products, technologies and services in the hospital sector, it is addressed to hospital directors and provides a unique place for exchanges and meetings between the different actors (directors, physicians, nursing personnel, engineers, etc.).

Air Liquide played a dual role in this fair: participating in Hôpital Expo-Intermedica, and as the partner of "The hospital, tomorrow" event.

The exhibition "The hospital, tomorrow" permitted visitors to discover our activities, products, equipment and services through a complete itinerary representing the emergency room, the technical support center, the patient's room, hygiene and safety, healthcare products, prevention and public health, etc.

Design and production: Air Liquide Communication Department - PhoenixCommunication
Photo credits: Air Liquide photo library, X.Renauld, Hachette Photos, E. Siedowski, T. El Sakhawi, P. Zamora.

AIR LIQUIDE

www.airliquide.com
shareholders@airliquide.com

Air Liquide - Shareholder Services
75, quai d'Orsay - 75321 Paris Cedex 07
N° Vert 0 800 16 61 79 From other countries: + 33 1 57 05 02 26

Information meetings in Grenoble, Nantes and Nancy

To continue the momentum of the General Shareholders' Meeting, the Chairman & CEO, Benoît Potier, went to **meet Air Liquide shareholders in Grenoble, Nantes and Nancy.** With one full day in each city, Air Liquide was able to introduce all the people interested in the Group to its core businesses.

Grenoble





At the Air Liquide Village at the Nancy town hall, Mr. and Mrs. Munier, shareholders for the last 25 years.

Did you visit an Air Liquide site this morning?

Yes, and among the many visits offered, we decided to visit Air Liquide Santé, near Nancy, in Heillecourt. We wanted to know how Air Liquide's relationship with the hospital sector works.

Can you tell us about this visit?

For nearly an hour, the Group's employees had us discover the pharmaceutical laboratory and a large number of gases and products used in hospitals to treat us and be closer to the patients. We were very impressed with the diversity of Air Liquide's activity and by the great attention paid to safety. We were, moreover, given hard-hats to wear for the visit.

What do you think of the Air Liquide Village?

A wonderful discovery!
Especially in the food and beverage packaging sector. We also saw a fascinating real application of liquid nitrogen for gastronomy.

Please thank Air Liquide for organizing this day in Nancy and for your very open dialogue.



Nantes

Nantes



Nancy



Air Liquide rewarded

■ **The General Shareholders' Meeting on May 10 noted the receipt of several prizes including the Grand Prize for Corporate Governance awarded by the AGEFI:**

– the first prize for "Functioning of the General Shareholders' Meeting"

– second prizes for "The quality and transparency of information and communication," "Corporate strategy" and "Functioning of social entities".

■ **The Group's Internet site received the Boursoscan prize for its financial communication.**



Nearly 4,700 people attended the General Shareholders' Meeting on May 10, 2006 at the Palais des Congrès in Paris.

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www.airliquide.com

Discover our ***new Internet site****. You'll find all the information you're looking for on your shares as well as on the Group and its core businesses.*

An attractive remuneration

A dividend of 3.85 euros per share *was paid on May 17, 2006 and* ***one bonus share*** *share per 10 shares was also distributed on June 12. Moreover, holders of registered shares for over two years received* ***an additional 10%.***

Shareholder's notebook

Share price evolution
(as of July 4, 2006)

€163.36
2006 high

€140.27
2006 low



Air Liquide share price change over 1 year —
compared to CAC 40 —
165
160
155
150
145
140
135
130
125
120
J
A
S
O
N
D
J
F
M
A
M
J
J

The Shareholders' Communication Committee

We would like to warmly thank Messrs. Dick, Coupier and Negrotto and Mrs. Benoist for their contribution to the Committee's work during the last three years. We are also taking the opportunity to ask you to send us your application if you wish to join the Communication Committee.



The Shareholders Committee at the General Shareholders' Meeting

Calendar:

July 26
Half-year sales

September 4
Half-year earnings

September 19
Information meeting in Le Havre organized by the FFCI

October 23
Information meeting in Besançon organized by the FFCI

October 26
Third quarter sales

Design and production: Air Liquide Communication Department - PhénixCommunication
Photo credits: Air Liquide photo library, X.Renaud, Hachette Photos, E. Slodowski, T. El Sakhawi, P. Zamora.

AIR LIQUIDE

www.airliquide.com
shareholders@airliquide.com

Air Liquide - Shareholder Services
75, quai d'Orsay - 75321 Paris Cedex 07
N° Vert 0 800 16 61 79 From other countries:+ 33 1 57 05 02 26

82-522



Come one and all!

*Three information days on Air Liquide will be organized this year in **Grenoble on May 16, Nantes on May 17 and Nancy on May 23.***

*Mornings will be devoted to Air Liquide **site visits**. The **Air Liquide Village** with exhibitions of the Group's activities will open at **2:00 pm**. The information meeting headed by Benoît Potier, Chairman of the Management Board of Air Liquide will be held at **5:30 pm**.*

*If you are a shareholder in the regions concerned, with registered or bearer shares and you voted at the last General Shareholders' Meeting, **you will receive an invitation** in April. We would like to have people get to know your Group, **so don't hesitate to ask your friends to take part in these information days.** Just ask Shareholder Services for an invitation.*

Shareholder's notebook

An update on your shares
(as of March 27, 2006)

€174.00
Highest in 2006

€159.60
Lowest in 2006



Evolution of the Air Liquide share price over one year
compared to the CAC 40
185
175
165
155
145
135
M A M J J A S O N D J F M

A word from the Committee:

"Our sub-committee has proposed several suggestions to Air Liquide to broaden its individual shareholder base.


Pierre Troussel, member of the working group on broadening the shareholder base

It seems clear to us that we should concentrate our efforts on a preliminary step that is critical to broadening our shareholder base: having the general public become really aware of all the Air Liquide core businesses. Because even if our current shareholders consider the quality of Air Liquide's communication to be excellent, potential shareholders don't always have access to this information. So it may be important to use new communication means that prospective shareholders would be receptive to: radio, TV, the press, Internet. We also brought up many other subjects such as the share price, the creation of a shareholders' club, sponsoring, investment clubs, education on the stock market. To be continued..."

The 2004 Annual Report rewarded

Air Liquide was delighted to receive the TOPCOM d'OR Corporate Business 2006 prize for the best annual report. This prize rewards ongoing efforts to improve the clarity and transparency of information communicated to shareholders, a task which is carried out jointly with the Shareholders' Committee members.

Calendar 2006

April 26
First quarter sales

May 10
General Shareholders' Meeting in Paris

Air Liquide Village

May 16
Grenoble

May 17
Nantes

May 23
Nancy

Information meeting

June 6
Angers (with FFCI)

AIR LIQUIDE

www.airliquide.com
shareholders@airliquide.com

Air Liquide - Service actionnaires
75, quai d'Orsay - 75321 Paris Cedex 07
N° Vert 0 800 16 61 79 From other countries : +33 1 57 05 02 26

AIR LIQUIDE

Letter to Shareholders

March, 2006

Sales:
10.4 billion euros
+10.7%

Net earnings:
933 million euros
+10.9% on a comparable basis(1)

Dividend: €3.85
+10.0%

Bonus issue:
1 for 10

2005: another year of good performances



Ladies and Gentlemen, dear Shareholders,

The good performances of 2005 confirm your Group's growth strategy. The Group has grown stronger in its traditional markets and continues to innovate in new fields such as energy with hydrogen, healthcare with home respiratory treatments and electronics with flat screens. It has also taken a foothold in new territories in Asia, Russia and the Middle East.

Financially, strong cash flow management has led to a significant decrease in the Group's indebtedness and provided a return on capital employed that is close to target.

In a rapidly changing competitive climate, the new positions the Group has taken in Europe and the United States with the successful integration of the activities acquired from Messer have strengthened, broadened and diversified our customer base and will help secure our future.

In addition, over the last 12 months, we have embarked on stronger development in the worldwide industrial and medical gases market, which will solidify our future growth.

Our performance in 2005, the soundness of our business and our balance sheet, make us confident about the future of our Group.

The proposed dividend, up +10% to 3.85 euros per share, and the proposal of a bonus issue of one share for every ten held are important elements in the management of your investment portfolio and demonstrate our ongoing determination to provide you, our valued shareholders, with long-term sustained remuneration.

For 2006, the predictable trend of our markets, the contributions expected from our recent investments and our commercial successes mean we will pursue our growth, aiming at an increase in net earnings on a comparable basis, close to that recorded in 2005.

I hope to see you all on May 10, at your Group's General Shareholders' Meeting, which will be held at the Palais des Congrès in Paris. During this meeting, I will have the pleasure of presenting you with details of the great progress the Group made in 2005, as well as its future prospects.

Thank you, ladies and gentlemen, dear shareholders, for your loyalty.
I look forward to seeing you at the General Shareholders' Meeting.

Benoît Potier
Chairman of the Management Board

(1) Excluding significant and exceptional items relating to the realization of disposal gains and restructuring provisions.

www.airliquide.com

82-5224

Dividend proposed: 3.85 euros, +10%

Average evolution over 10 years:

- *dividend per share:* **+11.9%**
- *total return for the shareholder:* **+12%**

Dividend payment: *May 16, 2006*

Bonus issue of 1 share for 10 held:
June 12, 2006



Large Industries site in Brazil

2005 Earnings

In millions of euros	2005	Variation 2005/2004
Total sales	10,435	*+10.7%*
of which Gas and Services	*9,148*	*+10.5%*
Operating income recurring	1,518	*+10.4%*
Net earnings *Group share*	933	*+19.7%*
Net earnings *Group share on a comparable basis**		*+10.9%*
Cash flow	1,805	*+6.7%*
Net earnings per share**(in €)	8.66	*+19.8%*
Dividend per share (in €)	3.85	*+10.0%*
Return on capital employed (ROCE) after tax	11.7%	

* in order to compare 2004 earnings with those in 2005, items that we consider to be exceptional and significant relating to the realization of disposal gains and restructuring provisions are deducted.
** average number of shares outstanding on December 31, 2005, for net EPS calculation: 107,747,742.

A good dynamic in 2005

Consolidated sales in 2005 amounted to 10,435 million euros, up +10.7% compared to 2004.

Growth was particularly strong in Large Industries (hydrogen), new territories (emerging Asia) and the Healthcare business (homecare). Excluding the effect of foreign exchange and natural gas, the increase, which was **+8.0%**, includes a contribution of **+1.8%** due to a full year during which the acquired Messer activities were consolidated. On a comparable basis, growth was therefore **+6.2%**.

Net earnings Group share were 933 million euros in 2005, an increase of +19.7%.

Net earnings adjusted for items that we consider exceptional and significant, notably following the introduction of IFRS standards, were 812 million euros in 2004 and 900 million euros in 2005, an increase of **+10.9%**.



Severstal steel plant in Russia

Net earnings per share were 8.66 euros, a rise of +19.8%.

A dividend of 3.85 euros per share will be proposed at the next General Shareholders' Meeting, an increase of **+10%** over last year. Pending approval of the statements at the meeting, the Management Board, with the agreement of the Supervisory Board, decided that one bonus share would be issued for every ten held.

A very solid financial structure

Net debt fell to 3,740 million euros

and the ratio of net indebtedness to shareholder's equity therefore amounted to **60.2%**, a decrease in line with our target.

Return on capital employed (ROCE) after tax was **11.7%**, close to our medium-term target of 12%.

Analysis by geographic zone

In Asia-Pacific, operating income recurring was boosted by strong growth in business in emerging geographies

and the solid performance in Japan. The Industrial Customers and Large Industries business lines recorded double-digit growth in their earnings.



Hydrogen-powered bus in Madrid

82-522



Electronics

2005: **another year** of good performances

Strong growth in sales and ***earnings*** *in all our businesses and geographies*
- *solid performances in Healthcare*
- *hydrogen, a growth driver*
- *improvement in margins*

Strengthened positions
- *successful integration of activities acquired from Messer*
- *broadened presence in new territories*

Financial rigor
- *solid balance sheet*
- *significant decrease in debt levels*

Driving future growth

In Europe, operating income recurring grew at the same rate as in Asia, despite more modest activity,

thanks to the perimeter impact and the contribution of Messer synergies. Healthcare, despite a regulated price environment, considerably improved its earnings due to strong growth in its activities.

The Americas zone recorded a very strong performance in its operating income recurring,

despite extra costs caused by the hurricanes and a major increase in energy prices. This result is mainly due to the impact of the perimeter effect, and synergies linked to the acquisition of Messer's activities in the United States.

The dynamism of Electronics in the U.S. and Industrial Customers in Canada, as well as increased sales in South America, also contributed to this excellent performance.



Homecare

Making our base grow and opening new markets

Medium-term outlook: +7% to +9% a year
(including Messer ...)



Sales (€m)
8,394
9,428
10,435
2003
2004 IFRS
2005 IFRS
2008

Base

The core businesses are air gases, including bulk and cylinder gases for sectors such as the food and pharmaceutical industries, metal manufacturing and the car industry.

New territories

Year 2005 was noteworthy for the increase in business in new territories such as Asia, Russia and the Middle East, with sales of equipment and gas. There are many opportunities for the Group in rapidly developing countries.

Innovation

In Large Industries, the two growth drivers with strong potential are hydrogen for refining and oxygen for energy and the environment. The Group is also developing its offering in Healthcare, particularly with therapeutic gases, and in Electronics, especially in the flat

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AIR LIQUIDE

Letter to Shareholders

CO_2 CO_2 CO_2 CO_2

Focus on carbon dioxide

December 2005



Ladies and Gentlemen, Dear Shareholders,

The year 2005 enabled us to continue developing our markets, as can be seen by the growth in sales recorded over the first nine months of the year. The very important acquisition of Messer strengthened our position as leader of our industry worldwide and its integration is proceeding very successfully.

As for activities, the Group was able to leverage its assets in every region in the world and based its growth as much on Asian development as on a favorable economic climate in the Americas and its innovative products and services in Europe. As you know, this momentum has a triple foundation: presence, conquest and innovation.

Presence first: the traditional activities in mature economies make up a broad and firm base.

Conquest comes second: the Group has identified and won market shares in emerging geographies that are experiencing strong growth such as Eastern Europe, Russia, India and, of course, China.

Innovation, the third and important foundation that stimulates our growth: in both developed economies and new markets, innovation and technology are at the very center of our development and enable us to improve the performance of the base.

For example, to better illustrate this strategy in the area of innovation, I invite you to discover, in this letter, the many applications of carbon dioxide, often little known, especially in the food industry.

I would like to thank you for your trust and loyalty, which we consider a source of the continuity of our strategy and growth, and on the occasion of the New Year, to offer you and your families my best wishes for health and prosperity.

Benoît Potier
Chairman of the Management Board

A FEW FACTS

▪ **Carbon dioxide** is composed of one atom of carbon and two atoms of oxygen.

▪ Its chemical formula is CO_2.

▪ It was first described in the seventeenth century by the Belgian chemist and physician **Jan Baptist van Helmont**.

▪ **Carbon dioxide** is present in the atmosphere in small quantities – about 0.035%.

▪ It is produced when living beings breathe and by combustion and fermentation.

CARBON DIOXIDE

Carbon dioxide is an **inert, colorless, odorless, nonflammable** gas and is heavier than air. It is the only gas present in four forms: **solid, liquid, gaseous** and **supercritical**. This particular feature means it can be used in a wide variety of ways.

One of the best-known applications of this gas is the **carbonation of water** in which it is found in the form of bubbles. This is the technique used to produce carbonated waters and soft drinks. Carbon dioxide has another special characteristic: it is **bacteriostatic**, which means it stops the growth of bacteria.

When it becomes solid, carbon dioxide is transformed into **carbon dioxide snow**, at –78.5°C. This remarkable refrigerant, when heated, is the only gas that goes directly from solid to gas, without passing through the liquid state. This is known as **sublimation** (as opposed to evaporation).

Where does the carbon dioxide Air Liquide markets come from?

The carbon dioxide marketed by Air Liquide is obtained by compression and liquefaction. It is usually transported in liquid form.

The "raw" carbon dioxide is most often collected by Air Liquide from so-called rich sources (carbon dioxide content over 95%) on some industrial sites. **This carbon dioxide is then purified and liquefied in the Group's units following the most rigorous standards (purity higher than 99.99%).**

The Group runs about **50 carbon dioxide purification and liquefaction units** throughout the world. It can therefore meet the needs of the many customers that demand a product in which very high purity is required, for **a host of industrial and food sector applications.**



Carbon dioxide purification and liquefaction unit

More and more "green" applications

Air Liquide applications are beneficial to the environment in many industrial sectors. Moreover, carbon dioxide in water generates bicarbonates and carbonates, byproducts already found in nature.

Here are a few examples:
- Carbon dioxide is used for industrial water treatment, where this weak acid is preferable to strong acids (hydrochloric acid, sulfuric acid, etc.) for **pH regulation**, as it does not require any precautions or delicate handling.
- Carbon dioxide replaces chemical products in the textile industry, tanneries, industrial laundries and the pulp and paper industry and is used to neutralize bottle washing water.
- Carbon dioxide enables drinking water that is low in minerals, found in certain granitic areas (Brittany, the Alps and Australia), to be **mineralized**.

Many uses in the food industry

Carbon dioxide plays a role in the production and preservation of many everyday products. This is true in the **food industry**, in which it is the fizzing and chilling element.

The **outstanding quality** of the products Air Liquide sells was developed to meet the strict requirements of large groups that produce carbonated beverages and soft drinks. Air Liquide gases conform to the laws in force and the requirements of the international standard HACCP*. The Air Liquide offer, Aligal Drink, developed for beverage manufacturers, supplies carbon dioxide of **high quality for food use** that has met the challenges of food **safety** and **traceability** for 10 years.

For fast food chains, Air Liquide proposes a carbon dioxide delivery service. The gas is in liquid form so that the outlets can reconstitute their carbonated soft drinks by mixing the gas with water and syrup. This **innovative technology** is the perfect solution to the safety concerns of Air Liquide's consumers as they no longer have to handle bottles of gas. This gas is also used by bars and restaurants to draw off draft beer.

Carbon dioxide delivery for soft drink reconstitution in fast food chains



In the form of dry ice, carbon dioxide is widely employed in the **cold chain**, enabling foodstuffs to be kept at the proper temperature. This gas is used for **quick-freezing**, **chilling** and **preserving foods**. So, for example, carbon dioxide snow protects **grape harvests** against oxidation and chills kneaders used by bakeries and batch mixers for meat.

Well-known distributors have chosen Air Liquide's carbon dioxide snow processes to handle **mixed transport.** Fresh or frozen food products are transported in the same truck, alongside products kept at ambient temperature in special containers. Dry ice is used in **air transport** throughout the world. Nothing can match it today for keeping meal trays fresh. This gas is increasingly employed **for transporting**, in total **safety, food product samples or medical protocols** sent to analytical labs.

* *HACCP: Hazard Analysis & Critical Control Point*



Dry ice pellets enable the cold chain to be maintained



Use of dry ice directly in containers during the grape harvest





Interview with Maëlys Castella Corporate Marketing Manager Industrial Customers



What does the carbon dioxide market represent for Air Liquide?

Carbon dioxide is an important gas for the Group's Industrial Customers business as it represents over 10% of sales in this activity. The main market for carbon dioxide is the beverage market, which is responsible for 30% of our sales of this gas. Carbon dioxide is also used in many other industries: pharmaceuticals, electronics, transportation, water treatment, and so on.

Carbon dioxide sales are stimulated by the growth of markets in which it plays a role: environmental applications, beverages, food safety.

Moreover, as the innovation potential of this gas is very significant, we can look forward to a diversification of its applications and future markets.

You've mentioned innovations. Can you tell us more about them?

The new developments are extremely varied and always responsive to our customers' needs. Today, Air Liquide devotes a large share of its research to food and environmental applications. As carbon dioxide has many properties that relate to these areas, it is the focus of several research programs. The strong points of this gas are primarily its bacteriostatic and chilling qualities and its use as a solvent and weak acid. Our Marketing and R&D teams are working together on developing innovative solutions based on these properties.

The bacteriostatic qualities of carbon dioxide enable it, among others, to maintain the quality and extend the shelf life of food products. The Group's teams are therefore enriching our Aligal brand so that the products you consume every day are improved, with even more freshness, quality and safety.

As it is transformed into a weak acid in water, we have, for example, used this property to treat industrial waters and have now extended this usage to the treatment of water in municipal swimming pools.

We have carried out work on carbon dioxide's chilling capacities that have led to promoting its use in liquid form as a replacement for refrigerants, particularly in industrial, domestic and automotive air-conditioning.

Its properties as a solvent or cosolvent, under pressurized and supercritical temperature conditions, have been used, for example, in cleaning and degreasing surfaces before painting instead of chemical cleaning systems. In addition, these properties have made it possible to extract very pure molecules such as perfumes and flavors, as well as caffeine in the coffee industry.

Our subsidiaries also contribute to developing new offers. In the agricultural sector, Air Liquide Italy has created Aligal Flora, based on enriching the air in greenhouses with carbon dioxide to improve photosynthesis in plants.

As you can see, there is no lack of ideas and we often work in partnership or collaboration with customers and equipment manufacturers to develop new applications.

Has Air Liquide created new services based on carbon dioxide?

Yes, Air Liquide is developing complete service solutions tailored to our customers bringing added value to their activities.

Aligal Drink is a high-quality carbon dioxide offer and a service as well, accompanying our customers in their certification needs and providing traceability.

In the transportation sector, the Cryo-Express subsidiary is specialized in express delivery of dry ice. It organizes all the shipment logistics worldwide of products kept under specific temperatures (frozen, fresh, ambient) by providing customers with adapted isothermal packaging, dry ice and the required means of transportation.

So, with good control of the environment, carbon dioxide represents a rich source of growth for the Group and real innovation potential to better serve our customers.



Carbon dioxide contributes to our safety when it fills our fire extinguishers.

Design and production: Air Liquide Communication Department - Phenix Communication
Photos: Air Liquide photo library, Rapho/G. Karganow, J-P. Salomon, M. Sedan, X.Renauld, P. Zamora, Infographie : Tau Cygni

AIR LIQUIDE

www.airliquide.com
actionnaires@airliquide.com

Air Liquide - Shareholder Services
75, quai d'Orsay - 75321 Paris Cedex 07
N° Vert 0 800 16 61 79 (Toll-free number) From other countries: 33 1 57

82-522

AIR LIQUIDE

Letter to Shareholders



Ladies and Gentlemen, Dear Shareholder,

At its meeting on 8th December 2005, the Supervisory Board reviewed the Company's organization structure, and considering the application of the age limits provided for in the company bylaws for the Chairman of the Supervisory Board, has decided to propose to the Annual General Shareholders Meeting on 10th May 2006, to return to the traditional Board of Directors structure. The Supervisory Board, in agreement with the Management Board, will submit to a shareholder vote, the necessary changes to the relevant bylaws, the nomination of the present members of the Supervisory Board for the remainder of their existing mandates, together with the nomination of Benoît Potier to the Board. It will also be proposed to the Board of Directors to appoint Benoît Potier, as Chairman and Chief Executive Officer.

The organization structure, approved by the shareholders in November 2001, was proposed in order to ensure the transition to a younger management team and the continuity of our strategic objectives. It was based on a separation of responsibility, with a Management Board and a Supervisory Board, considered at that point in time the most appropriate.

This transition occurred, consistent with the principles of preparing for the future and for top management succession, implemented successively by Edouard de Royere and Alain Joly, in the interest of the company and its shareholders. The results delivered both in terms of business development and of management by the current team demonstrate that this transition has fulfilled its objectives.

The current proposal to return to a Board of Directors structure is consistent with the traditions of Air Liquide and supports the close relationship between management and the shareholders. Should this proposal be approved, this evolution will fully respect the rules of good corporate governance, to which Air Liquide has always vigilantly adhered. The principles of respecting shareholders' rights, ensuring the competence and independence of its Board members, and the clarity in its delegation of authority existing in the current structure will of course be maintained under the proposed organization.

This move will ensure Air Liquide's development over the long term whilst respecting its traditions. It recognizes the success of the team put in place in November 2001, under the leadership of Benoît Potier. I am convinced that this organization is consistent with the values of the Group and is the right model to ensure the future for the company and its shareholders.

Yours faithfully,

Paris, December 9, 2005

Alain Joly
Chairman of the Supervisory Board

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AIR LIQUIDE

Letter to Shareholders

September 2005

Solid performance



First half 2005

Sales
5,041 million euros
+12.4%

Net earnings
436 million euros
+13.1%
excluding Messer restructuring costs in 2004

Ladies and Gentlemen, Dear Shareholders,

Your Group posted a solid performance over the first half of the year.

Over the first six months of 2005, sales increased in all business lines and geographic zones, reflecting the good level of activity in markets in which Air Liquide has positioned itself. The sharp cost increases incurred over the same period were entirely offset by productivity and commercial efforts. Hence, the Group was able to fully leverage the synergies obtained from acquired Messer activities, and improve its margins, while maintaining strong financial discipline.

Business development over the last few months has strengthened our presence in emerging countries and allowed us to enter new geographical locations, stretching from Eastern Europe to China, which together constitute a particularly promising area to the east. The recent contract with steelmaker Severstal in Russia is a perfect illustration of such development.

In the second half of the year, assuming a similar economic environment, our activities should continue to grow in traditional markets, but likely at a lesser pace, given the smaller quantities of gas consumed, in the steel sector in particular, and a slight drop in demand for cylinder gas in developed countries.

Our chosen growth markets, however, such as hydrogen and healthcare, along with emerging countries, are expanding and are the focus of a significant part of our investments to ensure future growth.

Overall, our first half results combined with the continued pursuit of growth and productivity gains enable us, excluding significant exceptional items, to increase our 2005 target growth in net earnings to reach double digit.

Finally, looking ahead, please come and meet the Air Liquide teams on our stand at the Actionaria shareholders' fair to be held in Paris on November 18-19.

Thank you for your continuing loyalty to the Group.

Sincerely,

Benoît Potier
Chairman of the Management Board

First half of the year
in line with our objectives

Sales growth of +12.4%, including +6.2% from acquired Messer activities.

Acquired Messer activities:
– Synergies achieved ahead of schedule;
– Business development in line with our expectations;

Increased costs offset by productivity efforts and pricing initiatives; and improvement in margins thanks to synergies from the acquired Messer activities.

High level of funds provided by operations.



The laboratories and analyses activity (Germany)

2005 half-year results

In millions of euros	1st half 2005	1st half 2005/2004	1st half 2005/2004(1)
Group sales	5,041	+ 12.4%	+ 12.4%
of which Gas and Services sales	4,421	+ 12.8%	
Operating profit (EBITDA)	1,190	+ 12.6%	
Operating income recurring	751	+ 15.3%	+ 15.3%
Operating income	774	+ 32.7%	+ 18.9%
Net earnings (Group share)	436	+ 26.5%	+ 13.1%
Funds provided by operations	882	+ 8.5%	+ 10.2%
Net earnings per share(2) (in €)	4.04	+ 26.6%	+ 13.2%

(1) excluding Messer restructuring costs in 2004
(2) average number of shares outstanding at June 30, 2005, for net EPS calculation: 107 770 070.

Net debt was 4,326 million euros at June 30, 2005, taking account the dividends paid in the first half (441 million euros including minorities). Regular debt reduction remains our objective.

At the end of 2004 and in 2005, Air Liquide disposed of certain activities and the corresponding funds have been received. The Group also decided to sell its holding in Séchilienne-Sidec, which will contribute to debt reduction in the second half.

Solid performance

Consolidated sales for the first half of 2005 reached 5,041 million euros, an increase of +12.4% compared with the first half of 2004.



Japan Air Gases, a successful integration (Japan)

On a comparable basis (excluding foreign exchange, natural gas, estimates of acquired Messer activities, Asian consolidation and the deconsolidation of US liquid chemicals), growth for the first half was +6.2%.

Contributions from the OPAL efficiency program, combined with the effect of pricing action taken, totally offset significant increases in costs.

Group consolidated net earnings was 436 million euros at June 30, 2005, an increase of +26.5%. Excluding the exceptional impact in 2004 of restructuring costs for acquired Messer activities, Group consolidated net earnings rose by +13.1%.

Net earnings per share was 4.04 euros, in line with growth in net earnings.

Analysis by geographic zone

In a contrasting economic environment, Europe progressed,

reflecting our growth strategy for healthcare and hydrogen, the successful integration of acquired Messer activities in Germany and the results of our OPAL productivity program.



Air Separation Unit in Antwerp (Belgium)

... Breaking news ...

Public offering concerning SOAEO shares

On September 20, Air Liquide announced a prospective simplified public offering concerning SOAOE shares of which Air Liquide already possesse 86.8% of the capital and 92.3% of the voting rights.

Principally, Air Liquide will propose that SOAEO's shareholders exchange their shares for Air Liquide shares at a proposed parity of 1 Air Liquide share for 1 SOAEO share. This offer represents a premium of some 25% compared to the 12-month average of the SOAEO share price. An extended offering period is also under study.

As a subsidiary measure, SOAEO shareholders may also choose to sell their shares for a cash purchase offer at the price of €145 per share. In the event that Air Liquide holds at least 95% of the voting rights of SOAEO following the offer, Air Liquide intends to submit a public repurchase offer. If necessary, this would be followed by a mandatory purchase of the shares still held by the public at the same price of €145 per share conditional on agreement of the AMF. After this offer, SOAEO securities will no longer be publicly listed.

Benoit Potier, Chairman of the Management Board of Air Liquide, declared: «The far-reaching economic redistribution of the region, particularly the rapid emergence of the Chinese economy, means that we must better regroup our forces through the integration of SOAEO's operations… For Air Liquide, simplifying the organization allows us to better meet the requirements of international customers, as well as to accompany their development thanks to worldwide teams. The transaction is part of the Group's strategy to invest 1 billion euros over five years in Asia in order to pursue its development in this region.»

The Americas saw sustained growth

for all activities and benefited from synergies derived from the Messer integration. The deconsolidation of sales from Electronic liquid chemicals had no impact on profits.



Bayport unit (United States)

The Asia-Pacific zone also registered strong growth,

driven by sales momentum in China and in emerging markets, as well as good cost management.

Investing in growth drivers

Investment decisions (Gas & Services)


M€
1200
800
400
0
2003
2004
H1 2005
>60%
Base
Innovation
New territories

Investments in new territories in the first half of 2005 alone accounted for the whole of such investments in 2004. The 19 large project decisions in the first half of 2005 were as follows: 10 in new territories, 6 in innovation and 3 in base activities.
The map below illustrates the Group's expansion in many new countries, which together stretch from Eastern Europe to China.

From Eastern Europe to China


Chemicals
Oil/Gas
Glass
Steel
Glass
Merchant
Non ferrous metals
Chemicals
Glass
Engineering
Chemicals
Glass
Electronics
Glass
Steel
TFT-LCD (1)
Stainless steel
Electronics
Chemicals
Chemicals
TFT-LCD
Merchant

Total investments
> €400M

● Air gases ● Hydrogen
(1) TFT-LCD = flat-panel displays

82-5224


Email alerts:
have you subscribed yet?
To receive real-time news flashes on the Group's various events and information, subscribe to the email alert via our website www.airliquide.com.

Actionaria Fair on · · · · 18 & 19

Come and take part in Actionaria, the annual French shareholders' fair (at the *Palais des Congrès* in Paris). This is a great opportunity for us to help you discover the diversity of the Group's activities, products and services. Shareholder Services team members will also be present to answer all your questions about Air Liquide shares. **We hope to see many of you at our stand, E16, level 2 in the Maillot hall.**

Shareholder's notebook

An update on your stock
(as of September 20)

€151
High 2005

€129.6
Low 2005


Air Liquide share price change over 1 year
compared to CAC 40
165
160
155
150
145
140
135
130
125
120
S O N D J05 F M A M J J A S

Shareholders' Communication Committee

We are very pleased to welcome four new members to our Communication Committee: Messrs. Troussel, Steidle, Tessereau and Lhotellier. A **new year of work and reflection** begins for our Committee, whose next meeting with Benoît Potier will be held as early as October.

200 invitations to be won!

We are giving you the chance to attend the meeting organized with **Jean-Louis Etienne, medical doctor and explorer, taking place on November 7, at the *Palais de la découverte*** on the theme: "Clipperton, sentinel of the ocean - biodiversity and new energies". If you are interested in participating, please get in contact with Shareholder Services.
We recently worked with Jean-Louis Etienne, when he led an expedition to Clipperton Island, by supplying the gases and equipment needed by his scientific mission.

Calendar 2005:

October 4
Clermont-Ferrand: Information meeting organized by the FFCI

October 26
Third quarter sales

November 18-19
Actionaria Fair
(Palais des Congrès, Paris)



Clipperton Island

Design and production: Air Liquide Communication Department – Phénix Communication – Photos: Air Liquide photo library, Rapho, X. Renaud, Le Square.

AIR LIQUIDE

www.airliquide.com
actionnaires@airliquide.com

Air Liquide - Shareholder Services
75, quai d'Orsay - 75321 Paris Cedex 07, France
N° Vert 0 800 16 61 79 (Toll-free number) From other countries: + 33 1 !

82-5224

AIR LIQUIDE

Letter to Shareholders

June 2005



2005 first quarter sales:
2,476 million euros
+13.3%

General Shareholders' Meeting:
4,300 people present

Ladies and Gentlemen, Dear Shareholders,

In the first quarter of 2005, your Group posted a good performance with sales of 2,476 million euros, an increase of +13.3% over the first quarter of 2004.

This progress in our business is essentially a result of the Messer acquisition, our geographic zones and our most dynamic sectors: increased strength in hydrogen, both in the United States and Europe, good growth in Healthcare with medical gases and homecare in Europe, and Electronics that, in a more competitive environment, maintains a high level of activity, particularly in equipment and installations sales in Asia. Another growth area: our development in emerging Asia outside of Electronics is continuing steadily, particularly in China, where our business is experiencing very strong growth (+40%).

The operations recently acquired from Messer in Germany, the United Kingdom and the United States have evolved in line with our expectations, both in terms of team integration and business development and the synergies we anticipated. All of these elements, our productivity efforts to guarantee our customers quality, reliability and competitiveness, and the trends observed in recent weeks allow me to confirm our predictions for 2005.

From a financial perspective, in early May, we disclosed the main impact of the new IFRS accounting standards on our financial statements. Considering the prudent accounting principles previously applied by your Group, they have not, as you will note in this letter, had a significant impact on either the profit and loss account or the 2004 opening balance sheet.

Furthermore, your General Meeting met on May 11, 2005, at the Palais des Congrès in Paris. Many of you attended: approximately 4,300 people and over 36% of share capital attended, were represented or voted by mail. I would like to thank you for the quality of the dialogue we had and for the interest you expressed once again at this important moment in the life of your Company.

In terms of business activities, we hope, through this letter, to introduce you to a use for our products that is generally not known, and we invite you to learn about the application of Air Liquide technology in the field of oenology. A number of our products (argon, nitrogen, oxygen) and our innovations are used at various stages of the winemaking process to preserve long-term quality.

I hope that this will help develop an interest in one of the key growth areas of Air Liquide.

Sincerely,

Benoît Potier
Chairman of the Management Board

82-522

OENOLOGY SPECIAL

Air Liquide,
the world leader in industrial and medical gases,
in our glasses



Winemaking process
Transportation
Destemmer
Destemmer
Cold maceration
1
Fermentation
Skin maceration
Press
Fermentation
2
Barrel cellar
Wastewater treatment
Quality control
AIR LIQUIDE

From the vine to the glass...

From the grape harvest to the glass that you enjoy, **wine**, a noble and living product, must be protected, especially from oxidation. Air Liquide specialists have a very close relationship with their customers and have developed an intimate refined understanding of the winemaking process. Thus, they have developed solutions to optimize the winemaking process by combining the best in technology with respect for tradition.

A grape needs heat to reach maturity, but this heat can also be harmful if it initiates seed fermentation too early.

Between the time that the grapes are cut and they enter the wine press, **maintaining them at a given temperature** may be helpful, especially in warm climates.

① Carbon dioxide ice (-78°C) constitutes an effective and simple solution for cooling grapes. It changes directly from a solid form to a gas as heat is absorbed, and transforms into carbon dioxide (CO_2), which protects the grapes from any undesirable oxidation.

If necessary, carbon dioxide snow may be directly produced on the harvest site, which is sometimes remote: this is the **Boréal** system, launched in 2003 and already adopted by over 30 major wine-producing companies across the world.



Grape cooling system (Boréal system)

82-5224



Carbonic maceration
Press
Aging
Blending
3
Filtration
Bottling
Storage
Wine by the glass

Thus, wine must be protected from oxidation by the air inside the vat. The oxygen in the air gradually dissolves in the wine and detracts from the taste. To prevent this, the air is replaced with a **nitrogen-based gas mixture** that maintains the exact quantity of carbon dioxide gas necessary for the wine. The dissolved carbon dioxide gas, 200 to 300 mg/liter for red wines and 700 to 800 mg/liter for white wines, significantly enhances the aromas.

Dosing the protective atmosphere is an art and is different for each type of wine, requiring genuine expertise. Air Liquide has approximately 80 specialists working in the main winemaking regions in the world.

Specific dosages for each type of wine



Red wine
White wine
Rosé wine
200 to 300 mg/l
700 to 800 mg/l
1,000 to 1,200 mg/l
100% N_2
80% N_2 20% CO_2
70% N_2 30% CO_2

(N_2 = nitrogen, CO_2 = carbon dioxide)

③ **In the vats that are not full, as a result of successive rackings, gas protection** using **argon**, another gas in the air which is also neutral but heavier, gives the wine further protection from oxidation.

Gas protection (or **inerting**) continues during bottling and even once the bottle has been opened, for sampling vintage wines from the glass, which is becoming more and more popular in bars and restaurants, especially considering the regulations on drinking and driving.

...highly sophisticated gas mixtures protect the wine

Once the grapes have been pressed, the juice obtained slowly turns into wine in the vats through a process called *vinification*. The fermentation phase lasts an average of ten days for red wines. The grape skins, being lighter, float to the top and form a cap on the surface of the musts. Much of the aromas and color concentrate in this cap, which remains on the surface and must be stirred regularly to diffuse its organoleptic components.

Traditionally, the operator uses a pump to transfer the juice back on top of the cap. This operation is long and tedious and must be done twice a day in numerous vats.

② The injection of nitrogen provides a more **homogeneous product** at a significantly faster pace than the product obtained through pumping. Nitrogen is the main element of the air we breathe. It is a neutral, colorless, odorless and flavorless gas.

Everyone is familiar with the unpleasant effects of airborne oxygen on wine. Just leave a bottle opened for a few days and you will note the effects, from the change in taste to its transformation into actual vinegar ("the acid bite").

Air Liquide products are involved throughout the life of the wine that they help preserve, guaranteeing the consumer long term optimal taste quality.



Oenology special

Interview with

Edward Mitchell
Global Marketing Manager, Wine and Beverages

Guy Gaubert
Sales Manager, Oenology, Aquitaine



Edward Mitchell



Guy Gaubert

The international wine market is very competitive and is expanding as new winemaking countries develop.

Air Liquide's oenology teams continue their research, bringing together tradition and technology, to allow wine makers to optimize quality throughout the winemaking process.

Where does Air Liquide rank on the wine market?

Air Liquide is the world leader in providing gas, solutions and services for the winemaking sector. The Group has nearly 50% market share.

Who are the Group's major customers?

Among the Group's 30,000 winemaking customers are numerous major players, such as Rothschild in France.
Air Liquide is present in the European wine markets, it is also present in the New World: Canada, the United States, Chile, Argentina, Uruguay, South Africa, New Zealand and Australia. Air Liquide's second-largest oenology market is Australia, where a third of its wine sales is made.

What are Air Liquide's strengths?

Innovation is one of our key strengths that enable us to grow in existing markets and break into new markets, where tradition and technology are carefully combined with an ever-increasing demand for quality. Our customers' demands for food product quality and traceability are always increasing.
The Boréal cooling system is good example of this. Developed in partnership with one of our Italian customers, patented and now available worldwide, this system greatly improves the cold maceration process while protecting the must against oxidation and maximizing the aromatic and organoleptic potential and quality of the wine.

Which gases are used?

Nitrogen, carbon dioxide gas and, more recently, oxygen, which has been used for approximately ten years and helps with the micro-oxygenation of the wines. The aim is to achieve better quality and to better preserve the aromas and color.
Another gas used more recently is argon. It can be used as a single gas or combined with carbon dioxide gas. Using these gases during aging, storage and transfer of wine provides the ultimate inert environment.

Is there a standard that ensures the quality of the gas?

Yes, the implementation of the international HACCP* standard regarding food safety is mandatory for January 1, 2006, in Europe. All of our liquid gases already comply and gas packaged in cylinders will be in compliance by the end of the year.

HACCP: Hazard Analysis & Critical Control Point

AIR LIQUIDE

www.airliquide.com
actionnaires@airliquide.com

Air Liquide - Shareholder Services
75, quai d'Orsay - 75321 Paris Cedex 07
N° Vert 0 800 16 61 79 (Toll-free number) From other countries: + 33 1 5

82-522

General Shareholders' Meeting:
an important time



More than 133,000 shareholders representing over 36% of the voting rights took part in voting on all of the resolutions proposed.

4,277 shareholders were at the Palais des Congrès.

Dividend: €3.50, paid on May 17, 2005.

Registered shares held continuously from December 31, 2002, until the date of payment of the dividend received a 10% bonus dividend.

All the resolutions proposed by the Management Board were approved. Thierry Peugeot was appointed a member of the Supervisory Board. Alain Joly, Lindsay Owen-Jones and Thierry Desmarest were reelected to the Supervisory Board.

In addition, the Supervisory Board renewed the appointments of Alain Joly and Lindsay Owen-Jones as Chairman and Vice-Chairman of the Supervisory Board.

The Minutes of the General Shareholders' Meeting will be sent to you in July.

Transition to IFRS standards (International Financial Reporting Standards)

Limited impact

The change in accounting standards following the adoption of the IFRS standards required preparatory work underway since 2003. The adopted options are consistent with the prudent accounting principles and accounting methods previously applied by the Group. The impacts on the profit and loss account and the opening balance sheet were submitted to the statutory auditors for their opinion and were limited.

2004 profit and loss account

The impact of the new IFRS standards on financial year 2004 is neutral, as the one-off expensing of restructuring charges incurred following the Messer acquisition offsets the ending of goodwill amortization. In total, 2004 net income is 780 million euros under IFRS, compared to 778 million euros under French accounting standards.

Going forward, the profit and loss impact will be positive, notably due to the non-amortization of goodwill and the adjustment of depreciation policies relating to tangible assets.

The margin ratio (current operating profit over sales) is 14.6% under IFRS standards, compared to 13.6% under French accounting standards.

2004 opening balance sheet

The impact of the new accounting standard on equity (including minority interests) is limited to -434 million euros, less than 8% of shareholders' equity as of January 1, 2004, under French accounting standards.

With regard to the balance sheet, certain pension commitments, which were disclosed in detailed quantified notes in the appendix in the annual report, were not previously provided for. In total, the after-tax impact on shareholders' equity is -403 million euros for France and -178 million euros outside France.

Clearly, underlying commitments are unchanged, particularly ceilings limiting the occurrence of defined benefits pension plans in France. The scheme, which has been closed since 1996, remains unfunded and will therefore not have any impact on the cash position. Annual profit and loss charges are unchanged.

The increased value of our tangible assets following the adjustment in depreciation policies has an after-tax impact on shareholders' equity of +230 million euros.

Other IFRS standards do not have any significant impact on opening shareholders' equity, including minority interests, as of January 1, 2004.

Impact of IFRS standards

on net earnings: neutral in 2004, positive thereafter

on the balance sheet: limited to 8% of shareholders' equity, namely, -434 million euros


In millions of euros
-434 M€
6.000
5,500
5,000
4,500
5,539
+230
-403
-178
- 83
5,105
Property plant equipment
Employee benefits France
Employee benefits others
Others
French standards
IFRS standards

82-522



Latest News

Oxygen to treat irrigation water on banana plantations in the Canary Islands

Signing of an oxygen supply contract with the Balten Corporation, which supplies irrigation water on the island of Tenerife in the Canaries. A complete installation has been developed that allows injection of high-pressure oxygen into a water pipeline that runs 65 km to irrigate banana tree plantations in the south region of Tenerife.

Hydrogen: a new long-term contract

Renewal and extension for 15 years of a contract for the supply of hydrogen to the chemical group Cognis Deutschland in Germany.

From 2006, the quantity of hydrogen delivered by pipeline to the customer's site of Düsseldorf-Holthausen will double.

Shareholder's notebook

Share price evolution

(as of June 17)

€144.50
2005 high

€129.60
2005 low



Air Liquide share price change over 1 year —
compared to CAC 40 —
155
150
145
140
135
130
125
120
J J A S O N D J 05 F M A M J

The Shareholders' Communication Committee at work

As in previous years, a third of the Committee's members will be renewed. We would like to express our appreciation to Jean-Claude Cuisinier, Emmanuel Jayr, Michel Maillon and Marc Serre for their active participation over the past three years. **We are also taking this opportunity to ask you to send us your application if you wish to join the Communication Committee.**

Successful scientific expedition to Clipperton

From December, 2004, to March, 2005, Air Liquide participated in the scientific expedition led by Dr. Jean-Louis Étienne on Clipperton Island to the west of Mexico.



Medical oxygen - Clipperton Island

The objective of this expedition, which brought together some forty scientists, was to study biodiversity and the different effects of human activity, both on land and underwater fauna and flora. Air Liquide contributed to the expedition by providing gas and diving equipment, medical oxygen, an emergency rescue system, air compressors, a hydrogen-powered fuel cell to produce electricity and, finally, liquid nitrogen to preserve the collected samples.

Calendar 2005

July 26
Half-year sales

September 6
Half-year earnings

October 4
Clermont-Ferrand: Information Meeting organized by the FFCI

October 26
Third quarter sales

AIR LIQUIDE

www.airliquide.com
actionnaires@airliquide.com

Air Liquide - Shareholder Services
75, quai d'Orsay - 75321 Paris Cedex 07
N° Vert 0 800 16 61 79 (Toll-free number) From other countries: + 33 1 5

AIR LIQUIDE

Letter to Shareholders

March 2005

Sales:
9,376 million euros
+11.7%

Net earnings:
778 million euros
+7.1%

Dividend: €3.50
+20.7% (taking into account the impact of the bonus share issue in June, 2004)

2004: A milestone year!



Ladies and Gentlemen, Dear Shareholders,

The year 2004 was a milestone year.

It saw a return to steadier growth in our key businesses, particularly with rapid development of hydrogen and emerging Asia, and renewed momentum in our markets in the United States and Healthcare in Europe. This growth was reinforced by the successful acquisition and integration of Messer activities in Germany, the United Kingdom and the United States.

In this context, your Group delivered a further increase in sales and earnings for 2004, whilst maintaining margins, thanks to its renewed productivity initiatives.

"A return to steadier growth"

Financial strength has been preserved, with strong cash flow and a selective approach to investment. Debt was reduced to a level lower than anticipated and return on capital employed remained high.

In light of this good performance and a favorable outlook in 2005, the Management Board is proposing a dividend of €3.50, an increase of +20.7%, taking into account the bonus share allocation of last June.

Our business successes over the past three years and dynamic growth drivers position us to again target a growth rate in net earnings in 2005 at least comparable to that published in 2004.

I look forward to seeing you on May 11, for your Group's General Shareholders' Meeting at the Palais des Congrès in Paris. During this meeting, I will have the pleasure to go over the major advances of your Group in 2004, and to outline our key development drivers for the coming years.

Thank you for your continuing loyalty.

Sincerely yours,

Benoît Potier
Chairman of the Management Board

www.airliquide.com

82-522

2004: Acquisition of Messer activities in Germany, the United Kingdom and the United States

The Messer acquisition marked a turning point for the Group, giving it new momentum and a strengthened presence in key markets.
Integration of teams is now complete and the transaction was finalized in less than a year, in very favorable financing conditions. Purchase consideration amounted to 2 billion euros after divestments, for retained full year sales of 780 million euros.
In 2004, activities acquired from Messer grew in line with those of the Group.



2004 Earnings

In millions of euros	2004	Variation 2004/2003
Total sales	9,376	*+11.7%*
Operating income (EBIT)	1,277	*+6.8%*
Net earnings	778	*+7.1%*
Cash flow (funds from operations)	1,695	*+9.9%*
Net earnings per share* (in €)	7.20	*+7.8%*
Dividend per share (in €)	3.50	***+20.7%*
Return on capital employed (ROCE) after tax	11.3%	

* number of shares outstanding at December 31, 2004, for net EPS calculation: 107,937,967
** adjusted for impact of bonus share issue in June, 2004.

Steadier growth

Consolidated sales for 2004 reached 9,376 million euros, an increase of +11.7% (+14.5% excl. foreign exchange).

Excluding the effect of foreign exchange, natural gas and the consolidation impact of Messer and subsidiaries in Singapore and Hong Kong, the increase was +7.1%.



An Air Liquide unit in Germany.

Group consolidated net earnings was 778 million euros, an increase of 7.1% (+9.6% excl. foreign exchange).

Productivity initiatives undertaken and pricing action enabled the Group to fully offset increased costs stemming principally from energy and the implementation of new IT systems.



Research.

Activities acquired from Messer are contributing positively to earnings from the first 12 months.

Net earnings per share rose by +7.8% (+10.3% excl. foreign exchange).

Following the bonus issue in June, 2004, of one share for every ten shares held, a dividend of 3.50 euros per share will be proposed at the next General Shareholders' Meeting, representing an effective increase of 20.7% over last year.

This dividend reflects the Group's long-term and transparent policy of comprehensive remuneration for shareholders, which is designed to ensure regular growth in the value of their investment. Over the last ten years, the value of a portfolio of Air Liquide shares increased by more than 11% a year, including bonus share allocations, dividends (reinvested in shares), and loyalty premiums granted to registered shareholders.

A strong financial structure

After changes in working capital requirements, share buybacks and a conversion impact, net debt was 3,790 million euros, representing a decrease of almost one billion euros since June, 2004. The ratio of net indebtedness to shareholders' equity was therefore 66% at December 31, 2004, a better level than anticipated. Following the Messer acquisition, the Group's financial structure continues to be very strong.



Hydrogen – carbon monoxide unit in Puertollano, Spain.

At December 31, 2004, return on capital employed (ROCE) after tax was 11.3% compared with 11.6% at the end of 2003. At constant perimeter, return on capital employed was 12.2%.


AIR LIQUIDE

Air Liquide in Germany.

2005: A positive impetus

Focusing on profitable growth in emerging economies,

Developing our key growth drivers: hydrogen, Asia, Electronics, homecare, and hygiene in Europe,

Integrating Messer activities within a new European framework,

Achieving 50% of anticipated Messer synergies in 2005,

Ramping up benefits from the OPAL productivity program.

Growth in three dimensions

Analysis by geographic zone

In a moderate economic environment, operating income in Europe increased,
in particular due to good results in Northern Europe, in both Large Industries and Healthcare.

In the Americas, the growth in operating income was very sustained,
driven in particular by volumes in the United States and productivity initiatives.



Liquid oxygen delivery, Alaska.

In Asia-Pacific, operating income recorded very strong growth,
linked to rising volumes in emerging Asia and the completion of synergies from Japan Air Gases.



Korean team.

Capturing sources of growth

With its expertise in leading-edge technology and an exceptional geographic presence on five continents, Air Liquide achieves growth through a dynamic development strategy based on three drivers:

A broad, firm foundation

Seizing opportunities in new geographies

Accelerating growth through technology, innovation and services


Sophisticated needs
Basic needs
Optimize and strengthen bases
Penetrate and develop emerging geographies
China Korea-Taiwan
East Europe Russia
Southeast Asia
Middle East
Latin America
Developing countries
Industrialized countries

82-5224



Internet
www.airliquide.com

You are a direct registered shareholder.
By clicking the "Consult your direct registered shares accounts" link in the Shareholder Information section, you now can:

- *access your **individual tax form** (IFU) on 2004 transactions,*
- ***place your buy and sell orders directly online.***

Terms and conditions for online access are detailed in the Shareholder Information section. Feel free to contact team members from Shareholder Services for assistance on how to use these efficient and secure services.

Shareholder's notebook

An update on your stock
(as of March 24)

€142.8
Highest in 2005

€129.9
Lowest in 2005



Air Liquide share price evolution over 1 year
compared with CAC 40
145
140
135
130
125
120
M A
M
J
J
A
S
O
N
D
J 05
F
M

The Shareholders' Communication Committee at work

A plenary session, chaired by Benoît Potier, was held in January. The members of the Committee worked on shareholder communication in 2005, and the tools to facilitate it: Annual Report, Shareholder's Guide, General Shareholders' Meeting, and information meetings outside Paris. This work session was also an opportunity for Committee members to share their ideas and expectations for the coming year.


Shareholders' Communication Committee

Reminder on dividend taxation

Regulations on dividend taxation have changed. As of January 1, 2005, the special tax rebate system applied to dividends *(avoir fiscal)* is no longer in force. A new allowance on dividends paid is instituted, and social deductions increase (11% of dividends before allowances). Dividends paid in 2005 are subject to the sliding income tax scale applicable to the year in which they are received after two successive allowances, first of 50% and then of €1,220 (singles) or €2,440 (couples). The *avoir fiscal* will be replaced by a tax credit equal to 50% of the amount of dividend before allowances are granted, and capped annually at €115 (singles) or €230 (couples).

Calendar 2005:

April 21
First quarter sales

May 11 – 3 pm
General Shareholders' Meeting at the Palais des Congrès, Paris

May 17
Dividend payment

Information meetings for individual shareholders
Air Liquide Village with Benoît Potier
May 19 **in Lille**
Mai 24 **in Toulouse**
June 7 **in Montpellier**
(with the FFCI)

Design and production: Air Liquide Communication Department - Pitenix Communication - Photos: Air Liquide photo library, X. Renauld, Le Square, &

AIR LIQUIDE

www.airliquide.com
actionnaires@airliquide.com

Air Liquide - Shareholder Services
75, quai d'Orsay - 75321 Paris Cedex 07
N° Vert 0 800 16 61 79 (Toll-free number) From other countries: + 33 1 5

AIR LIQUIDE

Letter to Shareholders - Special Asia Report



" We will invest nearly one billion euros in Asia over the next five years "

Ladies and Gentlemen, dear Shareholders,

The year 2004 is a ready a milestone for Air Liquide. The acquisition of Messer's activities is now completed and gives your Group a new dimension. We were able to take advantage of this opportunity and conclude this operation within a very tight deadline. It has strengthened our competencies and our presence for our customers and created value for our shareholders.

The full contribution of Messer's activities since May, on one hand, and the net earnings of our growth drivers in our businesses with hydrogen, homecare and services, on the other, have enabled the Group to reach a new stage in its growth. Over the nine months to September, your Group has thus progressed at a much faster pace than that of its economic environment.

For the entire year, as a result of the high level of activity and the continuation of our efficiency programs, we will reach our objective of published net earnings higher than those of 2003. This growth should be close to the Group's organic sales growth for the year.

In addition to development through acquired activities, geographic expansion constitutes an important source of growth for the Group.

Asia, notably, now represents almost 20% of our proforma sales and the growth of our Asia zone, excluding Japan, should continue at an average rate of +15% per year. We will invest nearly one billion euros in Asia over the next five years, 400-500 million euros of which will be earmarked for China. We expect very strong growth in this country, in the order of +20 to +30% on average per year.

China is a country that is changing rapidly and we are convinced that now is the time to invest in it. Steel, petrochemicals, gasoline and gas are markets in which your Group plans to develop. China is a real growth generator and although the country accounts for only 1% of our sales today, this figure should reach 3 to 5% within five years.

This is a major challenge for Air Liquide in an extremely fragmented market and, like the Chinese game «go», the first one to make a move obtains a sustainable competitive edge.

With the arrival of year 2005, which in part will also be the year of France in China. I thank you for your loyalty and offer all shareholders and your families my best wishes for a healthy and prosperous New Year.

Benoît Potier
Chairman of the Management Board

December 2004

▶ You'll find all the Group's news on the site www.airlic

82-5224

Asia: a long tradition


1907 Japan
1910 China
1976 South Korea
1996 India
1987 Taiwan
1991 Thailand
1996 Vietnam
1994 Philippines
1927 Malaysia
1917 Singapore
1993 Indonesia

A growing population
- Around 4 billion inhabitants, 60% of the world's population

An expanding economy
- Developed economies: Japan, Hong Kong, Singapore
Japan: 2nd economic power in the world
- Fast growing economies: Korea, Taiwan, Thailand, Indonesia, Philippines, Malaysia
- Emerging economies: China, India, Vietnam
China: the driver for Asian intra-regional growth

An historical presence

The first Air Liquide site in Asia was opened in 1907 in Kobe, Japan. Ever since, the Group has expanded without a pause and Air Liquide now has 6,000 employees in the region, 1,400 of whom are in China.

With a presence in 11 key countries in Asia, the Group generated about 20% of its 2003 sales in this region – 1,445 million euros. All our business lines are represented: Large Industries, Industrial Customers, Electronics, Healthcare, Engineering and R&D. This diversity in geography and activity gives us a very strong position in Asia.

Sales in Asia
1,445 million euros


6%
13%
3%
33%
45%
Large Industries
Electronics
Industrial Customers
Healthcare
Related Activities

New offers and new geographies



The **Industrial Customers** activity benefits from a solid customer base and a good positioning in Asia that enables the Group to compete in traditional markets (welding-cutting) and also in high added value ones (analytical labs, secondary electronics). Moreover, our network organization is a real asset for accompanying our international customers' development, whether they are Asian, American or European.

In **Large Industries**, most of our sales come from air gases and heavy industry activities. The growth drivers are, in particular, hydrogen and carbon monoxide applications and the petrochemical industry. The growth in sales over five years has been on average +25% annually.

With nearly 30% of the **Electronics** market, Air Liquide is the leader in Asia. The growing demand for electronics-based consumer goods, the new technologies in semiconductor manufacturing and the very high gas consumption in new semiconductor production units bodes well for a good rate of growth in the coming years. Over 50% of all new contracts in 2004 were awarded to Air Liquide.

Perspectives

- A strong **demand for industrial gases and technical processes**
- **Market** opportunities and new **geographies**
- The development of **industrial basins**
- The trend by customers to **outsource**
- Reinforced **teams and organizations**

82-522

China: positions to be taken now to ensure the future



China: main market characteristics

- Fragmented and competitive market, but fast growing
- Strong presence of Air Liquide through partnerships
- Self production by industrials still high
- Products: oxygen, acetylene, argon, nitrogen
- Large potential for the development of on-site production units

In 2003 **sales** in China were worth 90 million euros, split between the Industrial Customers activity (40%) and Engineering, Electronics and the activities of HKO (a joint venture with BOC, based in Hong Kong) with 20% each. Our average annual growth in sales (excluding HKO) was +30% over the 1999-2003 period.

The GDP in China should rise by +65% by 2008 and the demand for industrial gases over the same period is likely to double.

Investments in China between 2001 and 2004 were as follows: 65% for Large Industries, 20% in liquid capacity and 15% for Electronics.

In the next five years, we forecast that 50% of the Group's investments in Asia – 100 million euros a year – will be allocated to China. These projects will come from Chinese companies but also from **our international customers** as well. We plan to **accompany them in their expansion** in this country.

The Group's strategy is the **development of industrial basins**. We are currently positioned around three major basins:
- **Beijing-Tianjin** for steel, glass, chemicals and refining,
- **Shanghai-Nanjin** for primary and secondary electronics, chemical liquids and steel,
- **Canton-Hong Kong** whose key investments will be in steel, chemicals and secondary electronics.

Our success factors

- First rate Asian **infrastructure**
- An established historical **presence**
- Experienced and skilled **teams**
- Locally and internationally recognized **know-how** (engineering, R&D)
- A strong Air Liquide **brand**



Year of France in China: in the spotlight



Year of France in China: we're on our way

Air Liquide is delighted to take part in several events including the **"Design d'en France" exhibition** in Beijing. The Group is presenting five objects: the first low-pressure oxy-acetylene welding torch created in 1901 by Charles Picard, the first self-sufficient diving suit developed by Captain Jacques Cousteau, ALTOP and Présence bottles (for Healthcare) and lastly, the hydrogen fuel cell. The Group is also participating in a **scholarship** program so that several Chinese students can come to France to study, and it is **subsidizing the equipping of the first Institut Pasteur laboratories in Shanghai.**



Discovering China

At the beginning of September, Air Liquide sent a group of **40 financial analysts, investors and journalists** to China to become acquainted with the Group's sites. From Shanghai to Hangzhou by way of Caojing, they spent several most informative days and had exchanges with the local teams and the Group's management on our strategy in Asia.

Interview with Rémi Charachon, Manager China, and JX Zheng, Communication Manager



What are Air Liquide's development drivers in China?
They are, on one hand, strong consumption and investment dynamics that target the geographic zones and markets with the highest growth and, on the other, the signing of long-term gas supply contracts. Thanks to these contracts, we've decided to invest in air separation plants, which should strengthen us in the Beijing and Shanghai regions. Other projects are under way.

What are the Group's growth opportunities in China?
Our growth opportunities are in the industrial basins where we already have sites and in new geographies like Shandong, a province undergoing strong development. Among the markets that are the most promising for our solutions are steel (oxygen and argon), chemicals and petrochemicals (hydrogen, carbon monoxide and air gases) and semiconductors (very high purity gases and their distribution systems).

Can you say a few words about the Year of France in China?
Many events have already taken place, launched in October by the visit of Jacques Chirac, President of the Republic, accompanied by a delegation of chief executives, including Benoît Potier, Chairman of the Management Board. There will be more in 2005. It has been highly successful, strengthening the already close links between the two countries.



Fill'er up in Shanghai!

Air Liquide was at the new Formula 1 racetrack close to **Shanghai** for the **Bibendum Challenge.** This technological competition tested, from the environmental perspective, over 150 non polluting prototype vehicles.

Air Liquide installed an on-line gaseous **hydrogen station** that supplied the fuel cell engines of vehicles using this gas. It was a real success with many visitors discovering the **Air Liquide booth.** In addition, Air Liquide received a **prize** as hydrogen supplier.



http://www.airliquide.com/fr/corporate/about/sustainable/events/index.asp

AIR LIQUIDE

Publisher: Air Liquide Communication Dir. - Design: Gabe/1991 - Crédit photos : X. Renaud, A. Kralik, Le Square des Photographes, Photothèque Air Liquide, X.

Toll-free number (from France): N°Vert 0 800 16 61 79 from other countries: + 33 1 57 05 02 26
E-mail adress: actionnaires@airliquide.com - Fax: + 33 1 40 62 54 65
Write to: Service Actionnaires - 75, quai d'Orsay - 75321 Paris Cedex 07 - France
Visit our website: www.airliquide.com

82-5224

AIR LIQUIDE

Letter
to Shareholders



" Sales and earnings continue to rise "

Ladies and Gentlemen, dear Shareholders,

The first half of 2004 saw further growth in sales and earnings. The Group benefited from the recovery in North America and the dynamic environment in Asia, while in Europe our key drivers ensured continuous growth.

Margins improved in North America and Asia. In Europe, despite a significant rise in energy costs, margins were maintained at high levels thanks to our on-going efficiencies.

The acquisition of certain activities of Messer, completed in last May and entirely debt financed, is moving ahead as planned. Consolidated figures for the two months include a small contribution to net earnings in the first half. The divestment process is progressing in line with our expectations.

Last July, in the United States, an agreement was concluded with Matheson Tri-Gas (a subsidiary of Nippon Sanso) for the sale of liquid gas activities to be divested in the United States (total amount USD 155 million). Another agreement was also signed with the German group Tyczka, concerning the sale of the CO_2 activities to be divested in Germany (for approximately 10 million euros of sales in 2003).

In total, this acquisition adds activities to the Group's core business, and strengthens its cash-flow.

At the same time, developments were pursued in the emerging countries during the first semester with the signature of several contracts that will allow us to strengthen our presence in the coming years. In China, where our activities are growing at an annual rate of more than +20%, the Group already has a strong base and teams in place (1,400 persons today). Some fifty analysts and journalists met in China early September, just after the publication of our half year results.

Based on these positive trends already recorded, we confirm our expectation of higher growth in sales and reported net earnings in 2004 over 2003. Beyond this horizon, the Group anticipates reinforced growth levels due to the commercial successes we have achieved, the integration of the Messer activities we have acquired and our diversified markets.

Thank you, dear shareholders, for your loyalty. I look forward to seeing you at the Actionaria shareholder's fair.

Benoît Potier
Chairman of the Management Board

October 2004

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An increase in earnings in the first half



A new momentum

- A solid first half
- Messer: growth and positive impact
- Commercial successes and new geographic realities

A dynamic base for a stronger growth outlook in all zones and activities

During the first half of 2004, the Group generated sales of 4,470 million euros, amounting to **consolidated net earnings** of 360 million euros, an increase of +9.7% in published figures and +12.2% excluding foreign exchange.

Millions of euros	1st half 2004	Variation over year (excl. forex)
Sales	4,470	+ 9.8% *(and excl. natural gas)*
Operating income	610	+ 7.2%
Net earnings	360	+ 12.2%
Net earnings per share	3.33€	+ 12.8%
Net cash flow	818	+ 10.2%

Net earnings per share reached 3.33 euros, a +10.3% increase (+12.8% excluding foreign exchange).

The **ratio of EBIT** (operating income/sales) was maintained at 13.8% (excluding natural gas variations). Thanks to efforts to increase productivity initiated three years ago, the ratio has remained stable compared to last year, within a context of rising costs tied in part to the significant increase in energy prices.

By **geographic zone**, the efforts in the Americas and Asia contributed to the rise in margins in this regions, particularly in the United States and Japan.



In Europe, margins were slightly impacted by two effects: the increase in energy costs, which, particularly for Industrial Customers, are subsequently passed on; and the implementation of the European ERP information (IT) system. Margins, however, remain at historically high levels.

The **productivity efforts**, whose efficiency component continued throughout the first half of the year, generated additional savings of 44 million euros to June 30. This performance includes synergies achieved by Japan Air Gases in the first half but does not yet reflect all of the benefits expected from the recently implemented **OPAL** program.

Net cash-flow was 818 million euros, an increase of +7.5% (+10.2% excluding foreign exchange). In total for the first half, net cash flow represented 18.3% of sales.





Our latest successes

- New commercial success in Taiwan and strengthened positions in the flat-screen market
- New gas supply contract with BGH, a manufacturer of special steel products in Germany
- Helium for one of the biggest nuclear magnetic resonance laboratories in the world in Sweden
- Opening of a pharmaceutical laboratory on Reunion Island

Following the Messer acquisition, **net debt** was 4,762 million euros before anticipated divestments. Gearing was 85%, against 38.3% as of June 30, 2003, and will fall during the second half as proceeds from divestments are received.

Excluding Messer, net debt was 2,034 million euros as of June 30, in line with forecasts. This includes the payment of the 2003 dividend in June 2004.

In the first half of the year, Messer activities, which were consolidated for two months, had a positive impact on net earnings of +2.5 million euros. Integration of Messer assets acquired last May is continuing according to plan.


SAUERSTOFF
AIR LIQUIDE

Analysis by geographic zone and business line

The **Americas** recorded a strong increase in operating income. This increase is explained by the dynamic growth in sales (long term contracts within Large Industries, Industrial Customers contracts) and by the significant increase in margins within those activities. The renewal of important contracts in Electronics, the many commercial successes and the integration of Messer activities are all positive factors for the next 18 months.

In **Europe (including France)**, operating income rose slightly. Growth in sales and efficiency efforts offset the rise in costs due to energy costs and the implementation of the European ERP, which will be a source of future efficiencies.
The integration of Messer had a slight negative effect on the profit margins for the first half, as the expected synergies will be recorded in 12 to 18 months time and will sustain future profit growth. In addition, Healthcare is seeing promising development of new services in France, Italy and Germany.

In **Asia-Pacific**, as in the Americas, operating income rose considerably with good performance in Electronics, thanks in particular to efficiency efforts and new contracts with flat screen manufacturers in Japan, Korea, and Taiwan.
Industrial Customers' performance in Japan also improved, driven by the rapid progress in the synergy program of our subsidiary Japan Air Gases. In the first half, investment decisions rose sharply in Asia, consistent with our development strategy in this region.

2004 Calendar

- Third quarter sales: Thursday, October 28
- Shareholder Information Meeting in Brest: Thursday, November 4
- Actionaria shareholder fair: Friday, November 19, and Saturday, November 20

2005 Calendar

- 2004 sales: Wednesday, January 26
- 2004 results: Monday, February 28
- First quarter sales: Thursday, April 21
- General Shareholders' Meeting: Wednesday, May 11
- Half-year sales: Tuesday, July 26
- Half-year results: Tuesday, September 6



Actionaria: a high point!

We hope to see many of you at the **Actionaria** shareholder fair at the **Palais des Congrès in Paris (level 2, stand E17)** next **November 19 and 20.**

These two days will allow you to better acquaint yourselves with the Group, and to meet our team of experts and **Shareholders' Service advisors.**

You can also attend our **meetings on different topics of interest,** play **games** and win one of the many prizes, and discover the many uses of gas in everyday life during our **demonstrations.**

You like Air Liquide ! Why not **invite** a friend to come with you to the stand to explore our activities? Bring this letter with you and we'll give you a small token of our appreciation.

To receive a **free invitation**, dial Shareholders' Service at 0 800 16 61 79 before November 17.

A not-to-be-missed event!

Shareholder Communication Committee

We welcome **four new members** to the Committee this year.

These motivated shareholders represent you and we will work with them on topics such as enhancing our website, the 2004 annual report and the regional information meetings. May this year again be one of collaboration and reflection.

Welcome and many thanks to all of our members for their active participation.



Dominique Reuter
Vitrolles



Dominique Vigneron
Sainte Adresse



Christophe Neves
Paris



Vincent Gaffiot
Sciez

Share price change compared to CAC 40 at September 23, 2004


140
130
120
110
Air Liquide
CAC 40
Aug. 03
Sept 03
Oct 03
Nov 03
Dec 03
Jan. 04
Feb. 04
Mar. 04
Apr. 04
May. 04
Jun. 04
Jul. 04
Aug 04
Sept. 04

AIR LIQUIDE

Toll-free number (from France): N°Vert 0 800 16 61 79 from other countries: + 33 1 57 05 02 26
E-mail adress: actionnaires@airliquide.com - Fax: + 33 1 40 62 54 65
Write to: Service Actionnaires - 75, quai d'Orsay - 75321 Paris Cedex 07 - France
Visit our website: www.airliquide.com

82-522

Publisher: Air Liquide Communication Dir - Design: Gabe/1932 - Crédit photos : Y. Renaud, A. Krafk, Le Square des Photographes, Photothèque Air Liquide X

Letter
to Shareholders

AIR LIQUIDE

An excellent General Shareholders' Meeting



- High participation: **132,000** shareholders, representing more than **43%** of voting rights, voted on the proposed resolutions.
- **4,300** shareholders attended the meeting at the Palais des Congrès in Paris.
- A dividend of **3.20 €** plus tax credit. Shares **registered** continuously between December 31, 2001 and the **dividend** payment date, received a **10% bonus dividend.**
- Allocation of bonus shares on June 14, 2004, based on **1 bonus share per 10** owned, increased by 10% for **registered** shares held since December 31, 2001.

The Supervisory Board, which met following the General Shareholders' Meeting, expressed its thanks to Pierre-Gilles de Gennes and Michel Bon, whose terms expired this year. During the same meeting, **Rolf Krebs** was appointed to the Supervisory Board. Honorary Chairman **Edouard de Royere**'s term as member of the Supervisory Board was renewed.



The Supervisory Board appointed **Klaus-Jürgen Schmieder,** former Chairman of Messer Griesheim's Management Board, to Air Liquide's Management Board. With this appointment, Air Liquide's Management Board now has three members: Benoît Potier, Chairman of the Management Board, Jean-Claude Buono, Executive Vice-President and member of the Management Board, and Klaus-Jürgen Schmieder, Executive Vice-President and member of the Management Board.



The 2003 shareholder packet has arrived. It includes the Shareholder's Guide / Summarized Annual Report, the Annual Report and the Corporate Report.

An innovation this year, the Corporate Report groups in a single document Air Liquide SA's Corporate Report on Human Resources and Corporate Accounts. All documents are also available in English and French on our website: www.airliquide.com.

Happy reading!

Regional information meetings



As in past years, following the General Shareholders' Meeting, many current and future shareholders came to meet the Group this year in **Lyon** and **Rouen.**

These two occasions gave shareholders visiting the "Air Liquide Village" an opportunity to **discover Air Liquide's business lines,** play our get-acquainted game with animated character Biwie, and participate in gas demonstrations.

Benoît Potier, Chairman of Air Liquide's Management Board, chaired an information meeting facilitated by **Luc Evrard,** an economics reporter on Europe 1, a leading radio station in France.









June 2004

82-5224


ELU MEILLEUR SITE
2004
BOURSOSCAN
www.boursoscan.com
Shareholder Information

Boursoscan: two awards for Air Liquide

Air Liquide received **Boursoscan's Grand Prix 2004 for its website,** an award handed out by Boursorama, France's first market information site, and TLB consultants, a firm specializing in the study of individual shareholder behavior. Boursoscan is a qualitative measuring tool for assessing the websites of companies listed on Euronext Paris.

Air Liquide's website also won the **first prize for financial communication.**

Calendar

- Allocation of bonus shares: Monday, June 14
- Shareholder Information Meeting in Annecy: Tuesday, June 29
- 2004 half-year sales: Tuesday, July 27
- 2004 half-year results: Monday, September 6
- Third-quarter sales: Thursday, October 28
- Shareholder Information Meeting in Brest: Thursday, November 4
- Actionaria shareholder fair: Friday and Saturday, November 19 and 20
- Shareholder Information Meeting in Orléans: Thursday, December 9

Shareholder Communication Committee

We extend our sincere thanks to Ms. **de St Sernin, Colomb,** and **Ferrière** and **Mr. Languille,** the four Shareholder Communication Committee members whose three-year term expired at the last General Shareholders' Meeting, for their dedicated involvement and participation in various Committee projects.

Applications to join the Committee should be sent to **Vincent Serain,** Committee Secretary and Director of the Shareholders' Service.



F. de St Sernin



M.C. Colomb



D. Ferrière



P. Languille

Share price change compared to the CAC 40 index over one year to May 24, 2004


Air Liquide
CAC 40
170
160
150
140
130
120
April 03
May 03
June 03
July. 03
Aug. 03
Sept. 03
Oct. 03
Nov. 03
Dec. 03
Jan. 04
Feb. 04
Mar. 04
April 04
May 04

AIR LIQUIDE

Toll-free number (from France): N° Vert 0 800 16 61 79 from other countries: + 33 1 57 05 02 26
E-mail adress: actionnaires@airliquide.com - Fax: + 33 1 40 62 54 65
Write to: Service Actionnaires - 75, quai d'Orsay - 75321 Paris Cedex 07 - France
Visit our website: www.airliquide.com

Conception et réalisation · Air Liquide Dir Communication - Maquette/Fabrication · Galbe/1937 - Crédit photos · X Renauld A Krafft Le Square des Photographes Photothèque Air Liquide X

82-522

AIR LIQUIDE

Letter
to Shareholders



Ladies and Gentlemen, Dear Shareholders,

In 2003, sales for the year totalled 8,394 million euros, an increase of +9.6% excluding currency fluctuations. Air Liquide advanced in all business lines in Asia and the Americas, especially in the second half of the year, as well as Europe. These positive developments were attributable in particular to strong growth in hydrogen use in refineries, in homecare and in high-purity gases for semiconductors.

Net earnings
€ 7.36
per share

Dividend
€ 3.20
per share

+

Bonus share
1 for 10

*Overall, the Group once **again recorded an increase in earnings** of +7.4%, excluding foreign exchange, to 726 million euros for **net earnings per share of 7.36 euros** (+8.3% excluding foreign exchange). This steady overall progress, despite an uncertain environment, reflects your Group's ability to pursue growth in the most promising markets, along with the success of the cost-reduction program in effect for the past three years.*

In 2003, the Group also strengthened its financial structure, further reducing debt and improving the profitability of capital employed in its four core activities.

*Based on this solid balance sheet, we propose to distribute **a dividend of 3.20 euros** per share and, with the approval of the Supervisory Board, bonus shares at the rate of **1 bonus share for 10 existing shares** next June 14th, subject to approval of the financial statements by the General Shareholders' Meeting.*

The Group's solid results enable us to face the future and our growth plans with confidence, whether it is our proposed acquisition of Messer interests in Germany, the United Kingdom and the United States, or growth investments in existing operations.

In the coming year, our performance will be tied to the solidity of the economic recovery and the impact of foreign exchange rates. However, on the thrust of the recovery in the second half of 2003, our goal for 2004 is more dynamic growth in operations and net sales.

I look forward to meeting you next May 12th, at 3 p.m. at the Palais des Congrès in Paris for our General Shareholders' Meeting. I will be pleased to present the Group's achievements during the past year.

Thank you once again for your loyalty and trust.

Yours sincerely,

Benoît Potier
Chairman of the Management Board

March 2004

New growth in earnings



Breaking news

- Signing of a major **hydrogen supply contract** with ERG Raffinerie Méditerranée at their Priolo refinery complex in Sicily.
- **Launch of the largest oxygen plant in the world,** designed and built by Air Liquide at Sasol's carbo-chemical complex in Secunda (South Africa).
- Signing **of a new contract** with Azovstal steelworks in **Ukraine** for the supply of an oxygen production unit.

Millions €	2002	2003	Variation	
			Published	Excl. forex
Total sales	7,900	8,394	+6.2%	+9.6%*
Operating income	1,162	1,196	+3.0%	+7.8%
Net earnings	703	726	+3.2%	+7.4%
Cash flow	1,514	1,542	+1.9%	+8.1%
Net earnings per share *(€)*	7.08	7.36	+4.0%	+8.3%
Dividend per share *(€)*	3.20	3.20		

** Excluding foreign exchange and natural gas.*

2003 results

Consolidated sales for 2003 reached **8,394 million euros,** up by +6.2% over 2002, with Gas and Services sales showing a marked improvement in the second half.

Gas and Services sales, accounting for nearly 90% of the Group's activities, were up by +10.8% in 2003 (at constant exchange rates and excluding fluctuations in natural gas prices), +5.4% of this increase was activity-related, while +5.4% was linked to the consolidation of Japan Air Gases (JAG).

Share of sales


Related activities
12%
Large Industries
24%
Healthcare
14%
Electronics
10%
Industrial Customers
40%

Group **net earnings** rose to **726 million euros,** a +3.2% increase, despite unfavorable exchange rates. Excluding these fluctuations, growth reached +7.4%.

Net earnings per share were **7.36 euros,** for growth of +4.0% (+8.3% excluding foreign exchange), taking into account the share buyback program carried out in 2003.

At the **General Shareholders' Meeting** on May 12, 2004, the Management Board, with the approval of the Supervisory Board, will propose **a dividend of 3.20 euros** per share for 2003, a distribution ratio of 45% for the year. In addition, and subject to your approval of the financial statements at the Meeting, the Management Board, with the approval of the Supervisory Board, has proposed a **distribution of bonus shares** on June 14, 2004, based on **1 bonus share for 10 existing shares** as of January 1, 2004.

Analysis by geographic zone



All geographic zones saw an increase in operating income (excluding foreign exchange) in 2003.

In **France,** performance in Healthcare and Large Industries produced overall growth in Gas and Services operating income. Performance in related gas activities was more variable.

In **Europe (excluding France),** the dynamism of our Industrial Customer business line and the increased activity of projects in Large Industries generated increases in operating income.

In the **Americas,** following a slight decline in the first half of the year, operating income benefited from the recovery of our Large Industries and Industrial Customers business lines during the second half and ended the year with an increase.

In **Asia-Pacific,** operating income for all activities showed very strong growth when foreign exchange and consolidation of JAG are excluded.

Activities and Outlook



2004 Outlook

- Positive trends in all our markets
- A proven model for growth
- A new three-year productivity program
- Solid, strengthened balance sheet, an additional asset for our proposed acquisition of selected Messer interests
- Faster growth of our businesses

Large Industries: growth and profitability

*2003: 1,999 M€, + 6.3%**

Large Industries experienced solid improvement in its margins in 2003, thanks to the increase in large contracts, particularly in Asia and Europe, to efficiency efforts and to the recovery in the second half of the year.

Volume increases were high in hydrogen/carbon monoxide in Asia and Europe, with project expansion (Korea) and the start-up of three hydrogen/carbon monoxide units in Antwerp (Belgium), Pont de Claix (France) and Anacortes (U.S.). Stronger performance in the U.S. chemical industry, along with good performance of cogeneration activities, once again supported solid growth in the United States.


Air gases
Hydrogen/ syngas
Energy
Sales

Industrial Customers: acceleration in Asia and the Americas

*2003 : 3,354 M€, + 3.9%**

In the **Industrial Customers** business line, margins were stable, sustained by the expansion of liquid gas volumes and services in Europe and Asia. Globally over the year, trends by geographic zone were more variable, with better performance in Europe compared to 2002.

Among the Group's priorities: customer satisfaction, the development of applications and efficiency improvement.

Motors for growth include the laboratory / analysis, secondary electronics and glass markets.


Africa
Asia - Pacific
France
Americas
Europe (excl. France)

Electronics: beginning of a new cycle

*2003: 830 M€, + 11.4%**

Over the year, **Electronics** recorded stable margins in most segments, with better performance in the second half of the year. Analysis of these margins shows the contribution of efficiencies in Japan (JAG) and a positive contribution from volume growth in Asia (Japan, China, Taiwan).

The fourth quarter of 2003 (+3.2% excluding foreign exchange and consolidation of JAG) marked the eighth consecutive quarter of growth in this activity.

The **vectors for growth** are DVDs, cameras, PCs and flat screens (produced mainly in Asia).


Europe
Americas
Asia - Pacific

Healthcare: a stronger foundation for growth

*2003: 1,206 M€, + 4.4%**

Healthcare improved its margin ratio in 2003, displaying solid performance in the second half. Medical gases and hygiene services to hospitals in Europe and homecare in France and in Italy showed the strongest performance.

The end of the year saw a return to a steady pace in activities.

The Group's **priorities** are to develop high value-added products and services: remote medicine, respiratory therapies disinfection and sterilization.


Medical gases
Hygiene
Equipment
Homecare
Sales

* Excl. forex, natural gas, JAG

82-522

Messer :
a strategic acquisition to create value



- Strengthen strategic potential in major zones
- Enhance performance with natural synergies
- Maintain overall financial balance
- Maintain dividend policy
- Preserve investment and growth capacity


A new profile in Europe
Two hubs. France-Germany
Additional channel for expansion towards Central Europe
Optimization of existing operations (logistics, marketing, systems)
Two hubs
Expansion
Air Liquide presence

Air Liquide's acquisition of Messer Griesheim operations in Germany, the United Kingdom and the United States is consistent with the Group's policy to strengthen its positions in the industrial gas business, through organic and external growth as strategic and profitable opportunities arise.

Completion of the acquisition depends on several conditions, including approval by antitrust authorities and buyback by the Messer family of interests not sold.

The purchase consideration is 2,680 million euros, including assumed debt, for total acquired sales of 1,040 million euros (estimated 2003 figures). For Air Liquide, this amount will be reduced by anticipated divestitures.

The acquisition will create value for Air Liquide shareholders and will have a positive impact on net earnings per share pre-goodwill from the first year.

Given the complementarity of the two groups, notably in Germany and the U.S., the integration of Messer's operations should generate annual synergies of 100 million euros before tax by the third year. The acquisition will be financed entirely by debt.

Given Air Liquide's solid balance sheet and cash-flows from the acquired activities, capacity for investment in internal and external growth thus remains intact and the Group's dividend policy will be maintained. This acquisition reflects the Group's commitment to growth and represents a major step forward.

Update

On March 15, 2004 the European Commission announced its approval of Air Liquide's proposed acquisition of Messer Griesheim's industrial gas business in Germany and the United Kingdom conditional on certain divestitures. They represent a package that is in line with the anticipated financial and synergy scenario.

Next step

The approval of antitrust authorities in the United States (FTC).


Enhanced national coverage in the US
Improved customer services
Strong geographic fit
Air Liquide: West, South
Messer Griesheim: East, North-East

AIR LIQUIDE

Toll-free number (from France): N°Vert 0 800 16 61 79 from other countries: + 33 1 57 05 02 26
E-mail adress: actionnaires@airliquide.com - Fax: + 33 1 40 62 54 65
Write to: Service Actionnaires - 75, quai d'Orsay - 75321 Paris Cedex 07 - France
Visit our website: www.airliquide.com

82-522

Publisher: Air Liquide Communication Dir. - Design: Galbe/1724 - Photo credits: X. Renauld, A. Krafft, Le Square des Photographes, Air Liquide Photothèque X.

Letter
to Shareholders

AIR LIQUIDE

Bonus share allocation

Subject to approval of the financial statements by the General Shareholders' Meeting, the Management Board, with the approval of the Supervisory Board, has decided to distribute bonus shares next June 14th, on the basis of 1 new share for 10 existing shares.

All shares registered by June 13th, and only those shares, will be entitled to receive bonus shares. Shareholders who own shares in multiples of 10 will receive exactly the number of corresponding shares. In other cases, fractional rights will not be negotiable but will be settled in cash.

On the day of the transaction, shares registered continuously since December 31, 2001, either directly or through an intermediary, will receive, subject to statutory and legal requirements, a loyalty bonus representing a 10% increase in the securities allocated during the transaction.

The two allocations will be legally distinct. They will generate rights that will be paid for but that cannot be grouped.

Example: a portfolio of 100 shares at June 13, 2004, entitled to the loyalty bonus:
+ allocation of 1 share per 10 existing shares: + 10 shares
+ allocation increased by 10%, or 1 share per 100 existing shares [(1 for 10) x 10%]: +1 share
Portfolio after allocations: 111 shares

New shares will be fully assimilated with existing shares and so will be entitled to the loyalty bonus.

In addition, on the day of the bonus share allocation, the "value" of the Company will not change, but the capital will be divided by a greater number of shares. The share price will be adjusted downward accordingly, as will all historical prices.

This bonus share transaction is automatic, with no special action required from shareholders.

Shareholders' Service satisfaction survey

We wanted an objective assessment of your level of satisfaction with the services offered by the Shareholders' Service department and to identify those areas we need to improve to better meet with your approval.

Here are the key results of a survey carried out in January by TNS-Sofres among 600 registered shareholders.

• A very high level of satisfaction overall with an average score of 8.6/10 for direct shareholders and 8.1/10 for intermediary shareholders as to the level of quality of the contact, the information received and share account management.

A sufficient quantity of information is sent out. The Letters to Shareholders, the Minutes of the General Shareholders' Meeting, the Annual Report and the Shareholder's Guide are unanimously appreciated for their clarity and interest.

• There is a perception of a true service dimension, with all respondents indicating only a few weak points and expectations for improvement.

• The General Shareholders' Meeting is deemed to be very well organized by shareholders who have attended. The documents related to the General Shareholders' Meeting (notice of convocation, etc.) are appreciated.

• The green line was used by more than one out of three direct shareholders, mainly to contact a member of the Shareholders' Service team. You appreciate the quality of their response and their answers. You also seem to be satisfied with the business hours, and appreciate the content and frequency of updates of the pre-recorded messages.

• The documents that are sent to you regarding current management of your registered shares are deemed to be clear and exact. For direct shareholders, the placing of stock orders directly with Shareholders' Service is a welcome service. You find it simple, efficient and cost effective (low brokerage fees).

• One-third of direct shareholders and one-tenth of indirect shareholders have visited the individual shareholder section of our website – www.airliquide.com.

• The e-mail service – actionnaires@airliquide.com – created for the sole use of shareholders is still little used.

We sincerely thank all respondents.

You can access the full results of the survey in the Shareholder Information section reserved for individual shareholders.



Shareholders' Service in 2003

• 22,000 letters received or sent (excluding mailings)

• 80,000 calls received on the green line, of which 9,000 were directed to a member of the Shareholders' Service team

• 5,000 stock orders processed

• 2,300 messages received via actionnaires@airliquide.com

• 1,000 subscribers to the e-mail alert accessible via the website www.airliquide.com

Shareholder Communications Committee

Since the beginning of the year, the Committee met once in plenary session. Smaller groups met several times to work on the Annual Report, the Shareholder's Guide and the General Shareholders' Meeting video. Several committee members visited Cryospace, a subsidiary the Group owns with EADS, and specialized in constructing Ariane 5's cryotechnical level.



Regional information meetings: all are welcome

We will be waiting for you in **Lyon on May 18th** and **Rouen on May 26th.** A special time to meet and dialog, these meetings will allow participants to get better acquainted with the Group's core business lines, learn of its installations in the region and talk with members of the Shareholders' Service team before attending the information meeting chaired by Benoît Potier.

This year, **many innovations** await you at the **Air Liquide Village** (doors open at 2 p.m.): a game to get to know the Group, theme meetings and many prizes. We will also offer **visits of facilities** located around Lyon and Rouen.

To **receive a free invitation**, call N°: N°Vert 0 800 16 61 79

Change in provider for stock orders

As of last February, buy and sell orders that you send to us for your directly registered shares are transmitted to a new broker, the Société de Bourse ProCapital. Brokerage fees and the contact information for your personal Shareholders' Service advisors remain the same. In 2004, together with ProCapital, we will offer you a new online stock order placement service.

Stock orders:
Telephone +33 1 40 62 52 82/52 41/50 35
Fax : +33 1 40 62 57 50

Agenda

• First quarter sales	Wednesday, April 28
• General Shareholders' Meeting, 3:00 p.m. at the Palais des Congrès (Paris)	Wednesday, May 12
• Dividend payout	Tuesday, May 18
• Shareholder information meeting, Lyon (Palais des Congrès)	Tuesday, May 18
• Shareholder information meeting, Rouen (Esigelec – consular campus)	Tuesday, May 26
• Information meeting, Toulon	Tuesday, June 8
• Allocation of bonus shares	Monday, June 14
• Information meeting, Annecy	Tuesday, June 29
• First half sales	Tuesday, July 27
• First half earnings	Monday, September 6
• Third quarter sales	Thursday, October 28
• Information meeting, Brest	Thursday, November 4
• Actionaria Fair	Friday, November 19 and Saturday, November 20
• Information meeting, OrléansThursday,	December 9

Evolution in share price compared to CAC 40 over two years


Air Liquide
CAC 40
160
150
140
130
120
110
100
90
80
March 02
June 02
Sept. 02
Dec. 03
March 03
June 03
Sept. 03
Dec. 03
March 04

AIR LIQUIDE

Toll-free number (from France): N°Vert 0 800 16 61 79 from other countries: + 33 1 57 05 02 26
E-mail adress: actionnaires@airliquide.com - Fax: + 33 1 40 62 54 65
Write to: Service Actionnaires - 75, quai d'Orsay - 75321 Paris Cedex 07 - France
Visit our website: www.airliquide.com

Publisher: Air Liquide Communication Dr. - Design: Galbe/1724 - Photo credits: X. Renauld, A. Krafft, Le Square des Photographes, Air Liquide Photothèque, X.

82-522

AIR LIQUIDE
information

RECEIVED
2006 AUG 10 P 2:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Paris, July 27, 2006

Press Release

Major investment in the new development zone in Tianjin (China)

Located 120 km southeast of Beijing, near the coast, with more than 10 million inhabitants, Tianjin has a very long industrial and commercial history, and is **today one of the most dynamic areas of China's economic growth**. Air Liquide has been steadily increasing its presence and market in this area, starting its first operation in Tianjin in 1997, in the heart of a rapidly developing industrial basin.

In this context, Air Liquide announces the signature of a Joint Venture contract with **Tianjin Soda Plant, a subsidiary of the Tianjin Bohai Chemical Industry Group**, on July 26, 2006.

Tianjin Soda is one of the oldest chemical companies in China with a 90-year history. Bohai Chemical is the chemical conglomerate of Tianjin municipality and a leading player in the local Tianjin economy and in China's chemical industry. From its current position as one of the leading Chinese producers of soda ash and fertilizers, Tianjin Soda is now engaged in a major expansion project for several chemical products in the new Lingang Industry Park in Tanggu District, in the heart of the new development zone of Tianjin-Binhai. This new project requires the supply of **large quantities of oxygen and nitrogen gases** for the coal gasification units that will produce the syngas needed by the various chemical units.

Under the terms of the JV contract, **Air Liquide and Tianjin Soda will create a joint venture company in Tianjin**, in which Air Liquide will hold 55% and Tianjin Soda 45%. The joint venture company will install **two large air separation units (ASUs) with oxygen capacity of 2,000 tons per day each**, due for commissioning by the end of 2008, to supply Tianjin Soda and other customers in the Lingang Industry Park. Air Liquide will market the liquid oxygen, nitrogen and argon produced by the new ASUs. The initial JV investment will be in the range of **80 million euros**.

Commenting on this new development, **Jean-Pierre Duprieu**, Senior Vice-President Asia-Pacific and member of the Executive Committee of Air Liquide said ***"We are very happy to set up this joint venture company with Tianjin Soda. It is another major step in Air Liquide's commitment to develop in the fast growing Tianjin basin. We are proud of partnering with Tianjin Soda for its new project in Lingang and of reinforcing our position in this booming region."***

Lai Zhengguo, President of Tianjin Soda added ***"As we enter into a long-term cooperation with Air Liquide as part of our ambitious new project in Lingang Park, we are confident that this new joint-venture will achieve the highest standards and supply the gases needed by Tianjin Soda plant and other customers in the area."***

Established in China in 1916 and with an increased presence in the last 15 years, Air Liquide employs about 1,500 people with annual sales of more than 200 million euros. The Group has operations in the areas of Beijing/Tianjin/Shandong in the north, Shanghai/Jiangsu/Zhejiang in the east, and Guangdong in the south. Air Liquide plans to invest approximately 500 million euros in China over the period 2004-2008, to meet strong market demand and to seize growth opportunities.

****

*Present in more than 70 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. **These solutions, which are in line with Air Liquide's commitment to sustainable development,** help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on confidence and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, of which sales outside France accounted for almost 80%. Air Liquide is listed on the Euronext Paris stock exchange and is a component of the CAC 40 and EuroStoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication
Dominique Maire ☎ ***+ 33 (0)1 40 62 53 56***
Corinne Estrade-Bordry ☎ ***+ 33 (0)1 40 62 51 31***

www.airliquide.com

82-522

AIR LIQUIDE

information

Paris, 26 July 2006

Press release

CONSOLIDATED REVENUES AT 30 JUNE 2006

First half revenues: 5,483 million euros *(+8.8%)* Continued growth in the second quarter

For the first half of 2006, revenues amounted to **5,483 million euros**, an increase of ***+8.8 %*** versus the first half of 2005. On a comparable basis (excluding currency, natural gas and the deconsolidation of liquid chemicals in the US), growth was ***+6.0%.***

In the second quarter of 2006, revenues amounted to **2,710 million euros**, an increase of *+5.6%* against the second quarter of 2005.

Gas and Services activities rose by *+7.1%* in the second quarter, and by *+9.0%* over the first half.

Commenting on these figures, **Benoît Potier, Chairman and CEO of Air Liquide,** said:

« The second quarter, like the first, delivered continued growth in all our business lines. We benefited from sustained demand for oxygen from our steel and chemicals customers, and hydrogen, from our refinery clients. Furthermore, an acceleration in the Electronics sector and strong momentum in the US and Asian markets, particularly Japan, contributed to assuring solid growth.

For the coming months, we anticipate continued growth in our Electronics activities, ongoing momentum in Asia and the Americas, as well as in Healthcare, and higher hydrogen volumes linked with the start-ups of two important new projects.

In view of activity levels in the first half, a favorable outlook in our markets and current productivity programs, we remain confident and maintain our target for the year of growth in comparable net earnings close to that of 2005.»

1- GAS AND SERVICES

In the second quarter of 2006, Gas and Services revenues were **2,376 million** euros, up ***+7.1%*** versus the second quarter of 2005. Excluding currency and natural gas, growth was ***+6.1%.***

Revenues *(million €)*	2nd quarter 2006	Q2 change 06 / 05 *(as reported)*	Q2 change 06 / 05 *(comparable*)*	1st half 2006	H1 change 06 / 05 *(as reported)*	H1 change 06 / 05 *(comparable*)*
Europe	1,267	*+ 6.1%*	*+ 4.4%*	2,572	*+ 8.0%*	*+ 5.7%*
Americas	632	*+ 7.3%*	*+ 5.7%*	1,312	*+ 11.9%*	*+ 4.9%*
Asia-Pacific	433	*+ 9.3%*	*+ 11.5%*	849	*+ 7.6%*	*+ 7.4%*
Africa	44	*+ 9.6%*	*+ 10.0%*	88	*+ 12.4%*	*+ 10.1%*
Gas and Services	**2,376**	***+ 7.1%***	***+ 6.1%***	**4,821**	***+ 9.0%***	***+ 5.9%***
Industrial Customers	1,086	*+ 4.3%*	*+ 4.0%*	2,177	*+ 6.5%*	*+ 4.6%*
Large Industries	698	*+ 11.8%*	*+ 8.4%*	1,473	*+ 16.8%*	*+ 7.3%*
Electronics	226	*+ 9.7%*	*+ 12.3%*	437	*+ 1.3%*	*+ 7.7%*
Healthcare	366	*+ 5.3%*	*+ 4.8%*	734	*+ 7.2%*	*+ 6.0%*

** on a comparable basis: excluding currency and natural gas and, for the first quarter only, the deconsolidation of liquid chemicals in the US since the second quarter 2005*

Except where indicated otherwise, comments below are given on a comparable basis.

- **Europe**

Revenues for the second quarter of 2006 amounted to **1,267 million euros**, an increase of ***+4.4%*** against the first quarter of 2005.

As in the first quarter, there was very strong momentum in **Large Industries**. Air gas volumes rose, particularly with strong oxygen volumes for the steel industry. Hydrogen benefited from the ramp-up of our most recent Spanish and French plants.

Activity in **Industrial Customers** was stable, with good progress in Northern Europe and Spain, and liquid gas volumes increasing slightly in Germany. In France, however, activity levels are down slightly. Our presence is growing in Central and Eastern Europe, where we recently signed two contracts in Bulgaria.

Healthcare activities continue to develop well in Europe, with revenues up in medical gases and homecare. Growth in hygiene was double digit over the first half.

- **Americas**

In the second quarter 2006, revenues in the Americas zone amounted to **632 million euros**, an increase of ***+5.7%.***

Industrial Customers saw very high levels of activity, reflected in double digit growth for the zone. Volumes are high in Canada and in the US, benefiting from the recovery of higher energy costs from our clients.

Growth continues in **Large Industries** thanks to the ramping up of new hydrogen contracts and to continued positive trends in our customer end markets (steel and chemicals). In the US, levels of oxygen supply returned to pre-hurricane levels. The start-up now underway of our large capacity hydrogen unit in Bayport will allow us to continue to deliver further growth in the second half.

Our **Healthcare** activities in Canada saw sustained growth, particularly in homecare.

- **Asia-Pacific**

In Asia-Pacific, revenues in the second quarter of 2006 were **433 million euros**, up ***+11.5%***, with good momentum in Japan.

Industrial Customers revenues were very robust, thanks in particular to strong liquid gas volumes. In Japan, volume trends are well-positioned, in a pricing environment which is becoming positive. Elsewhere in Asia, double digit growth continues and is particularly strong in China.

Electronics rebounded strongly, after two stable quarters. Carrier gases and specialty gases saw double digit growth, thanks to plants started up at the end of 2005 and strong volume demand. Equipment revenues increased significantly, especially in Japan.

Large Industries, with double digit revenue growth in the second quarter, is benefiting from the volume recovery for hydrogen/CO in South Korea and the ramp-up of new projects in China. Demand is strong in Japan, particularly in the steel sector.

2 – RELATED ACTIVITIES

Revenues (million €)	2nd quarter 2006	Q2 change 06 / 05 (comparable*)	1st half 2006	H1 change 06 / 05 (comparable*)
Welding	142	***+7.5%***	275	***+6.8%***
Engineering and Construction	85	***-25.7%***	183	***+2.4%***
Other activities	107	***+8.0%***	204	***+9.4%***
Related activities	**334**	***-3.4%***	**662**	***+6.3%***

** on a comparable basis: excluding currency*

Welding activity is particularly buoyant, notably in Central and Eastern Europe.

In **Engineering and Construction,** the decline in revenues comes mainly from a comparison effect with the second quarter of 2005, impacted by the introduction of IFRS. Over the first half, revenues in Engineering and Construction remain high, and progress by +2.4%.

Our **Speciality Chemicals** activities continue to register double digit growth, thanks to positive momentum in the cosmetics and pharmacy segments.

Financial calendar 2006

First half results	Monday 4 September 2006
Third quarter revenues	Thursday 26 October 2006

****

*Present in more than 70 countries, **Air Liquide** provides industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has almost 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Revenues in 2005 totalled 10,435 million euros, with revenues outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact ::

Investor Relations
Anthony McCord ☎ ***+ 33 (0)1 40 62 55 19***

Corporate Communications
Dominique Maire ☎ ***+ 33 (0)1 40 62 53 56***
Corinne Estrade ☎ ***+ 33 (0)1 40 62 51 31***

www.airliquide.com

In addition to the comparison of published figures, financial information is given excluding currency, the impact of fluctuations in natural gas price and, for the first half, the deconsolidation of liquid chemicals for Electronics in the US since the second quarter of 2005.

Since industrial and medical gases are very rarely exported, the impact of currency fluctuations on revenues and results is limited to the accounting consolidation in euros of the financial statements of our foreign subsidiaries. Fluctuations in natural gas prices are passed on to our customers through indexed pricing clauses.

Consolidated revenues take the following elements into account:

	millions of euros	change % *(as reported)*	Currency impact	Natural gas impact	Perimeter effect	change % (comparable basis) *
Group						
2nd quarter 2006	**2,710**	***+5.6%***	*+4*	*+17*	*0*	***+4.8%***
1st half 2006	**5,483**	***+8.8%***	*+86*	*+82*	*-27*	***+6.0%***
Gas and Services						
2nd quarter 2006	**2,376**	***+7.1%***	*+5*	*+17*	*0*	***+6.1%***
1st half 2006	**4,821**	***+9.0%***	*+84*	*+82*	*-27*	***+5.9%***

** excluding currency, natural gas and perimeter effect*

- In the second quarter 2006, the currency effect linked with the conversion of the financial statements of our subsidiaries into euros represents +4 million euros, an impact of *+0.1%* on growth for the Group. For Gas and Services, this effect was +5 million euros, an impact of *+0.3%* on growth. It stems essentially from fluctuations in the Yen and Canadian dollar.
- The effect of the variation in natural gas prices in the second quarter 2006 represents additional revenues of +17 million euros, or a contribution of *+0.7%* for the Group and *+0.7%* for Gas and Services. In Europe, the price of natural gas continues to increase. In the US, falling natural gas prices, seen since the end of 2005, continue.
- As of the second quarter of 2006, there is no perimeter effect. At 30 June, the effect (linked with the fact that the Group has, since the second quarter of 2005, no longer consolidated liquid chemical activities for Electronics in the US) was -27 million euros, or an impact of *-0.6%* on Group revenues and *-0.6%* on Gas and Services revenues.

APPENDICES (2)

Revenue by activity

	2005		2006	
	2nd quarter	1st half	2nd quarter	1st half
GAS & SERVICES	2,219.7	4,421.2	2,376.2	4,821.0
Industrial Customers	*1,041.5*	*2,044.0*	*1,085.9*	*2,177.2*
Large Industries	*624.7*	*1,261.1*	*698.5*	*1,472.8*
Electronics	*206.1*	*431.7*	*226.1*	*437.4*
Healthcare	*347.4*	*684.4*	*365.7*	*733.6*
AL GROUP WELDING	131.6	257.1	141.5	274.5
RELATED ACTIVITIES	99.1	184.8	107.1	203.8
Chemicals	*54.0*	*105.8*	*63.0*	*122.1*
Other	*43.6*	*76.3*	*43.4*	*80.5*
Holding	*1.5*	*2.7*	*0.7*	*1.2*
ENGINEERING/CONSTRUCTION	114.7	178.3	85.0	183.5
TOTAL	2,565.1	5,041.4	2,709.8	5,482.8

Revenue by geographic zone

2006 : at 30 June	France	Europe Excl. France	Americas	Asia Pacific	Africa	TOTAL
GAS & SERVICES	903.5	1,668.7	1,312.4	848.9	87.5	4,821.0
AL GROUP WELDING	89.1	185.4				274.5
RELATED ACTIVITIES	139.9	23.0	37.5	3.4		203.8
S/total excl. Eng/Const.	1,132.5	1,877.1	1,349.9	852.3	87.5	5,299.3
ENGINEERING/CONSTRUCTION	58.7	35.4	20.8	61.2	7.4	183.5
TOTAL	1,191.2	1,912.5	1,370.7	913.5	94.9	5,482.8

2005 : at 30 June	France	Europe Excl. France	Americas	Asia Pacific	Africa	TOTAL
GAS & SERVICES	851.6	1,529.8	1,172.8	789.0	78.0	4,421.2
AL GROUP WELDING	84.5	172.6				257.1
RELATED ACTIVITIES	125.4	24.0	31.6	3.8		184.8
S/total excl. Eng & Constr.	1,061.5	1,726.4	1,204.4	792.8	78.0	4,863.1
ENGINEERING/CONSTRUCTION	53.4,	35.5	28.9	48.0	12.5	178.3
TOTAL	1,114.9	1,761.9	1,233.3	840.8	90.5	5,041.4

AIR LIQUIDE

information

Paris, July 12th, 2006

Press Release

Bonus share allocation: payment of fractional rights

Under the bonus share allocation process begun on June 12, 2006, Air Liquide has announced the unit price allocated for fractional rights:

- 14.99 euros per existing fractional right following the allocation of one bonus share for every 10 existing shares
- 1.49 euros per fractional right, for the 10% increased bonus share allocation for shares held in registered form continuously from December 31, 2003 to June 12, 2006.

Shareholders will receive payment, pro-rated to the number of fractional rights, starting July 12, 2006

****

*Present in more than 70 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development,** help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication

Dominique Maire ☎ ***+ 33 (0)1 40 62 53 56***

Corinne Estrade-Bordry ☎ ***+ 33 (0)1 40 62 51 31***

www.airliquide.com

82-522

AIR LIQUIDE

information

Paris, July 6, 2006

Press Release

Air Liquide Electronics strengthens its production capacity for high-tech molecules

The **electronic chip**, present in our everyday lives in computers, mobile phones and MP3 players, must live up to leading-edge performance and exceptional properties: ever-increasing capacity in memory, speed and power. Moore's Law, proposed by Gordon E. Moore in 1965, foresaw that **processor performance would double every 18 months**. This principle continues to be confirmed: in 1980, the memory capacity of chips was 64 Kbits; today it is 2 Gigabits, or 30 000 times greater!

In order to manufacture smaller and smaller chips, with reinforced functions, the semi-conductor industry has to constantly develop more advanced chip materials. The materials of tomorrow* require the use of **new molecules**. In this constant race towards miniaturization and improved performance, **Air Liquide Electronics has developed a range of these new molecules**, custom-designed for the new processes of its customers manufacturing semi-conductors. These molecules, and associated equipment, make up the **ALOHA** offering. Launched in 2005, it has seen growth greater than 30% per year.

In order to meet the needs of this growing market, **Air Liquide is strengthening its production units**, in France at the Air Liquide Electronics site in Chalon-sur-Saône, and in the United States, in Fremont, Calif., in the Silicon Valley, which remains the primary pole for high-tech development. These two purification and packaging sites, dedicated to this **high-tech offering** will start in September 2006. In Fremont, the site is located near Balazs, the Air Liquide subsidiary specialising in analysis for the semi-conductor industry, enabling synergies to be developed between production and analysis.

In San Francisco, from 10th to 13th July 2006, at the **Semicon West show**, the main worldwide event for the semi-conductor industry, Air Liquide Electronics will present the latest new products in its range.

"This investment decision is part of Air Liquide's commitment to anticipate and meet customer needs with tailor-made products at the leading edge of our technological know-how", said **Christophe Fontaine**, Vice-President of Air Liquide Electronics. ***"The increased production capacities for the ALOHA offering will strengthen our proximity to our customers to help them to be even more competitive."***

* The materials of tomorrow will be, beyond silicon, new insulators (*low-k* and *high-k*, materials with a low or high dielectric constant, in particular enabling the speed of chips to be increased), or new metals such as copper.

With 2,500 employees, Air Liquide Electronics *recorded sales of* ***855 million euros in 2005****. Air Liquide Electronics supplies ultra-pure gases, specialty gases, new molecules, related equipment and customized services. To enhance its proximity to the booming semiconductor market in Asia, the Group Electronics management is based in Tokyo.*

****

Present in more than 70 countries, ***Air Liquide*** *is the* ***world leader*** *in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly enhanced* ***technologies****. These solutions, which are consistent with Air Liquide's commitment to* ***sustainable development,*** *help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on* ***trust*** *and* ***transparency*** *and guided by the principles of* ***corporate governance****. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted* ***strong and steady earnings growth****. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Group Corporate Communication		***Air Liquide USA LLC Corporate Communications***	
Dominique Maire	***☎ + 33 (0)1 40 62 53 56***	***Diane Labelle***	***☎ + 1 713-624-8082***
Corinne Estrade-Bordry	***☎ + 33 (0)1 40 62 51 31***	***Michael Rosen***	***☎ + 1 713-624-8023***

www.airliquide.com

AIR LIQUIDE

information

Paris, June 20, 2006

Press Release

Air Liquide increases its presence in Bulgaria

South Eastern Europe is a fast developing region with growth rates close to 5%pa. Key industries include metals production and transformation, which require substantial quantities of industrial gases. **Air Liquide** will therefore **increase its presence in this region** to meet the needs of large international clients. It will also reinforce its capacity to deliver innovative industrial gas solutions to a variety of local markets.

In Bulgaria, **Air Liquide has recently signed a new 15 year contract with its customer Cumerio Med JSC**, to supply **oxygen** to its copper smelting facility at Pirdop, 80km east of Sofia. Air Liquide will install and operate a new Air Separation Unit (ASU) for the production of **oxygen,** to be commissioned in September 2006. This extension, together with the existing air separation units, will increase the total installed capacity at the site to over **1,200 tonnes per day of oxygen,** making it one of the largest in this country.

Air Liquide has also signed a new contract with Stomana, the Bulgarian subsidiary of the Greek Sidenor Group with whom Air Liquide has developed a long-term relationship. Under the terms of this new contract, Air Liquide will supply **oxygen, nitrogen and argon** necessary for steel production, with a new ASU to be commissioned end of 2007 in Pernik, close to Sofia. This ASU will also have liquid gas production capabilities to sustain Air Liquide's development in the industrial customer business sector.

The new installations, which represent **a total investment of 25 million euros**, allow Air Liquide to reinforce its presence in Bulgaria where it will be the market leader. These developments follow another important contract signed with **Saint-Gobain in Romania last year, and position Air Liquide as a key player in South Eastern Europe.**

Klaus Schmieder, Senior Executive Vice-President of Air Liquide, said: ***"We are pleased to expand our very good relationship with Cumerio and to develop a new partnership with Stomana. These new investments provide an excellent base for the future development of our activities in Bulgaria, where the Group has been present since 1999. They strengthen our positions in this promising region, and illustrate our growth strategy to develop our presence in emerging economies."***

Cumerio is one of Europe's leading independent copper companies. Its operations involve copper smelting, refining and recycling. Cumerio also transforms copper into products such as wire rod, specialty rod, wires, cakes and billets for a wide range of end-user industries. Cumerio has total copper products capacity in excess of 500,000 tonnes per year. Cumerio is headquartered in Brussels and has industrial operations in Belgium, Bulgaria and Italy. Cumerio currently employs 1,513 people and generated a turnover of €2.0 billion in 2005.

Sidenor Group is the leading steel products manufacturer in Greece and the Balkans. Its production facilities are located in Greece (Sidenor in Thessalonika and Sovel in Volos) and Bulgaria (Stomana in Pernik). Its total capacity exceeds 3 million tonnes per year in liquid steel and 2.5 million tonnes in rolled products, including the new rolling mill investment in Stomana which will start in early 2007.

****

*Present in more than 70 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies. These solutions, which are in line with Air Liquide's commitment to sustainable development,** help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on confidence and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, of which sales outside France accounted for almost 80%. Air Liquide is listed on the Euronext Paris stock exchange and is a component of the CAC 40 and EuroStoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication

Dominique Maire ☎ + 33 (0)1 40 62 53 56
Corinne Estrade-Bordry ☎ + 33 (0)1 40 62 51 31

www.airliquide.com

82-522

AIR LIQUIDE

information

RECEIVED

2006 AUG 10 P 2:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Paris, 12th June 2006

Press Release

Bonus share issue

The 1 for 10 bonus share issue proposed by the Management Board on 22nd February 2006, and authorised by the Supervisory Board, was implemented on 12th June 2006.

To compare the price of shares before and after the free issue, multiply the price quoted before 12th June by 10/11.

Consequently, the closing price in December 2005, of €162.50 reduces to €147.70 and the closing price on 9th June of €158.60 reduces to €144.20.

At the end of trading on 12th June, the Air Liquide share was quoted at €144.60 marking an increase of +0.3% compared with the closing price on 9th June, and a decrease of 2.1% since 1st January 2006.

****

*Present in more than 70 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. **These solutions, which are in line with Air Liquide's commitment to sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on confidence and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totalled 10,435 million euros, of which sales outside France accounted almost 80%. Air Liquide is listed on the Euronext Paris stock exchange and is a component of the CAC 40 and EuroStoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication

Dominique Maire ☎ + 33 (0)1 40 62 53 56
Corinne Estrade-Bordry ☎ + 33 (0)1 40 62 51 31

www.airliquide.com

AIR LIQUIDE

information

Paris, June 8, 2006

Press Release

Air Liquide, Challenge Bibendum technological partner: promoting hydrogen, vector of clean energy, to the public

From **8 to 12 June 2006**, **Air Liquide is taking part in Challenge Bibendum, organised by Michelin**, to be held this year **in Paris**. Dedicated to **clean mobility**, the Challenge will welcome over 75 vehicles in 2006, including **a dozen ecological vehicles fuelled by hydrogen**.

Within the framework of the **Rally designed to demonstrate the performance of these environmentally-friendly vehicles**, Air Liquide is setting up **two service stations**, designed and developed by the Group, **to supply the vehicles with hydrogen** at the CERAM test centre from 8 to 10 June and at **Champ de Mars**, near the Eiffel Tower, on 11 June.

At a time when oil prices per barrel are soaring, **using hydrogen as a vector of energy is a promising alternative solution**, both in environmental terms and from an economic point of view. Used in a fuel cell, hydrogen combines with oxygen in the air to produce electricity, with water as the only emission. Hydrogen can be extracted from many raw materials (natural gas, coal, water + electricity or even biomass, among others). Although 95% of hydrogen is presently produced from natural gas, the multiplicity of production sources guarantees a secure supply. Hydrogen therefore represents a tremendous potential for supplying **renewable energy, clean and silent**, to fuel the cars of the future.

Based on **Air Liquide technologies**, hydrogen service stations have a fast-track system for delivering high pressure hydrogen (700 bar and 350 bar) to the tank, ensuring **complete safety for the driver and the vehicle**. These stations allow drivers to **"fill up" in 3 minutes**, under conditions of use as similar as possible to those encountered with a traditional fuel, giving a range of several hundred kilometres. The Group has designed and constructed **7 hydrogen service stations worldwide** during the past 4 years: Madrid, Kawasaki, Luxembourg, Singapore, a mobile station in Shanghai, one for a European automobile manufacturer, and the demonstration station in Sassenage (near Grenoble, in France) where its subsidiary, Axane, designs, develops and markets fuel cells.

In line with its **sustainable development approach**, Air Liquide has developed unique expertise and a deep knowledge of the **entire hydrogen chain**, covering production, distribution and uses.

The Air Liquide group is also taking part in **Forum Bibendum**, the closing event of the Challenge. **Benoît Potier, Chairman and CEO of Air Liquide**, will speak on **Monday 12 June in the morning at the CNIT** (Paris La Défense) in the round table dedicated to the "Energy challenge". An opportunity for Air Liquide to remind us that there are now **several technologies providing a response to the environmental challenges** of reducing greenhouse gases and ensuring **a secure energy supply**.

Conscious that the **use of hydrogen in a vehicle is a breakthrough innovation** which obliges the public to "do things differently", the Air Liquide group is contributing to a very significant number of projects and events aimed at **progress in research and innovation**, as well as **public acceptance** of this new vector of energy, in particular by means of training and communication. The Air Liquide group considers that it has a **responsibility as a world leader** in this field **to open up new markets and introduce scientific and technological innovation in society.**

Air Liquide is also taking part in the 16th World Hydrogen Energy Conference (WHEC) to be held in Lyon from 13 to 16 June: in addition to contributing to scientific debates via numerous communications on the different aspects of hydrogen energy, the group will again set up a hydrogen service station in Lyon for four days.

****

*Present in more than 70 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development,** help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication

Dominique Maire ☎ ***+ 33 (0)1 40 62 53 56***

Corinne Estrade-Bordry ☎ ***+ 33 (0)1 40 62 51 31***

www.airliquide.com

AIR LIQUIDE

information

Paris, May 10, 2006

ANNUAL GENERAL SHAREHOLDERS' MEETING –10 May 2006

Large attendance and approval of the new Articles of Association
Dividend: €3.85 per share (+10%)
Bonus share issue: 1 for 10

The Annual General Shareholders' Meeting, presided by Alain Joly, Chairman of the Supervisory Board, was attended by 4,666 people on Wednesday May 10, at the Palais des Congrès in Paris. The shareholders, representing 38.1% of the voting rights, that is 129,358 shareholders in attendance or being represented at the meeting, **passed all the proposed resolutions** and also approved the **new Articles of Association** which provide for the setting up of a **Board of Directors**.

The shareholders appointed **all the members** of the former Supervisory Board as members of the **Board of Directors** of Air Liquide, for the remaining period of their term of office. They also re-appointed **Béatrice Majnoni d'Intignano** for a further term, and appointed **Paul Skinner**, Chairman of Rio Tinto and **Benoît Potier**. The Board of Directors now has **11 members of which 8 are independent**, and comprises members with complementary experience and skills.

At the first meeting of this Board of Directors, held just after the Annual Shareholders' Meeting, the directors expressed their warmest thanks to **Alain Joly** who after more than 40 years dedicated to the Group, 10 of which were as Managing Director, 11 as Chairman and Chief Executive Officer and then as Chairman of the Supervisory Board, continued the direction taken under the presidency of **Edouard de Royere**. He led and supervised the Group to bring it to its present size and influence, as much in terms of business spread as geographic presence. The Board appointed **Benoît Potier, Chairman of the Board of Directors** of Air Liquide and **Chief Executive Officer** of the Company. The Board also appointed **Sir Lindsay Owen-Jones** as **Vice-Chairman**.

The Board of Directors then adopted its internal rules and appointed the members of its three committees composed of and chaired mainly by independent directors: the audit and accounts committee, nomination committee and remuneration committee. In response to a proposal made by Benoît Potier, the Board appointed **Jean-Claude Buono** and **Klaus Schmieder**, Senior Executive Vice-Presidents.

During this Board meeting **Benoît Potier, Chairman and CEO**, acknowledged the efforts and successes of the Air Liquide teams who achieved **the Group's performance in 2005** and also those who managed the complete integration of the acquired Messer activities. He also confirmed the **prospects of promising growth** in the industrial and medical gas businesses and re-affirmed **his determination to follow, in line with the values which have always served the company well, the Air Liquide adventure.**

The dividend, which will be distributed **on May 16**, will be **€3.85 per share**, that is **+10.0%** compared with the previous year. In accordance with the Articles of Association, shares held in registered form without interruption since December 31, 2003, up until the date the dividend is paid will receive a **bonus dividend of 10%.** The bonus share issue will take place on June 12, 2006, being **1 bonus share per 10 shares** held, **plus a bonus of 10% for registered shares held** since December 31, 2003.

Meeting Calendar:

• Payment of dividend	Tuesday May 16, 2006
• Information meeting in Grenoble	Tuesday May 16, 2006
• Information meeting in Nantes	Wednesday May 17, 2006
• Information meeting in Nancy	Tuesday May 23, 2006
• Issue of 1 bonus share for every 10 shares held	Monday June 12, 2006
• First half 2006 sales	Wednesday July 26, 2006
• First half 2006 results	Monday September 4, 2006
• Third quarter 2006 sales	Thursday October 26, 2006

****

Present in more than 70 countries, ***Air Liquide*** *is the* ***world leader*** *in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly enhanced* ***technologies****. These solutions, which are consistent with Air Liquide's commitment to* ***sustainable development,*** *help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on* ***trust*** *and* ***transparency*** *and guided by the principles of* ***corporate governance****. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted* ***strong and steady earnings growth****. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Investor Relations
Anthony McCord ☎ + 33 (0)1 40 62 55 19

Corporate Communication
Dominique Maire ☎ + 33 (0)1 40 62 53 56
Corinne Estrade ☎ + 33 (0)1 40 62 51 31

www.airliquide.com

4/26/2006
First quarter 2006 consolidated sales

FIRST QUARTER 2006 CONSOLIDATED SALES

Good level of activity in first quarter
Consolidated sales: 2,773 million euros (+12.0%)

Consolidated sales for the first quarter 2006 amounted to **2,773 million euros**, an increase of **+ 12.0%** compared with the first quarter of 2005. On a comparable basis (excluding currency and natural gas effects and the deconsolidation of liquid chemicals in the US), growth was **+7.1%**.

Gas and Services sales, at **2,445 million euros**, rose **+11.1%** versus the same period of 2005. On a comparable basis, growth was **+5.7%**.

Commenting on these figures, **Benoît Potier, Chairman of the Management Board of Air Liquide**, said:

> **«The beginning of 2006 saw a good level of activity, in line with 2005 trends.**
>
> **During the first quarter, strong performance in Industrial Customers, particularly in the Americas, reinforced our businesses, Large Industries in Europe and Asia, Homecare and Hygiene in Europe, and gas sales in Electronics. Continued rises in energy costs however should progressively be offset by further pricing and efficiency efforts.**
>
> **Our growth drivers – especially hydrogen, China and Healthcare – together with a solid portfolio of large projects under development and a sustained order level for Engineering, confirm the development outlook for our markets in industrial and medical gases.**
>
> **On this basis, we maintain our net profit target for 2006.»**

1- GAS AND SERVICES

In the first quarter 2006, Gas and Services sales amounted to 2,445 million euros, an increase of +11.1% and +5.7% on a comparable basis (excluding currency and natural gas effects and the deconsolidation of liquid chemicals in the US) versus the first quarter of 2005.

Sales *(million €)*	1st quarter 2006	Q1 change 2006/2005 *(as reported)*	Q1 change 2006/2005 *(comparable*)*
Asia-Pacific	417	*+ 5.9%*	*+ 3.3%*
Americas	680	*+ 16.5%*	*+ 4.2%*
Europe	1,305	*+ 9.9%*	*+ 7.1%*
Africa	43	*+ 15.4%*	*+ 10.2%*

82-52

Gas and Services	**2,445**	***+ 11.1%***	***+ 5.7%***
Industrial Customers	1,092	*+ 8.9%*	*+ 5.3%*
Large Industries	774	*+ 21.7%*	*+ 6.3%*
Electronics	211	*-6.3%*	*+ 3.6%*
Healthcare	368	*+ 9.2%*	*+ 7.3%*

Except where indicated, variations discussed below are all on a comparable basis.

Asia-Pacific

In the first quarter 2006, Asia-Pacific sales reached **417 million euros**, a rise of **+3.3%**. The zone continued to progress, despite an unfavorable comparison effect for equipment and installation sales which were very high in the first quarter of 2005.

Industrial Customers sales in **Japan** increased, confirming the first early signs of recovery in 2005, in an environment of firmer pricing. **Excluding Japan**, this business line registered double digit growth.

Electronics saw strong growth in carrier and specialty gases. Billing levels for equipment and installation, lower than the peak in Q1 2005, reflect both our clients investment cycle and our more selective targeting of markets.

Growth continues for **Large Industries** across the zone. Momentum is being driven by ramp-ups in **China**, where in addition the Group has recently signed an agreement with Tianjin LG Bohai Chemical to provide a large air separation unit (ASU).

Americas

In the Americas, first quarter 2006 sales amounted to **680 million euros**, an increase of **+4.2%.**

In a favorable environment, **Industrial Customers** achieved double digit growth across the zone. Volumes showed strong acceleration in Canada and South America. In the US, increased prices, linked to the rising energy costs, supplemented the growth arising from the good level of activity.

In **Large Industries**, demand from chemical and refinery clients remained strong. This quarter did not benefit from any new contract start-ups and was impacted by several significant client plant turnarounds, some of these following the 2005 hurricanes, with volumes set to pick up in the second quarter. In the steel industry, prices are rising again and US volumes increase, whilst in Canada, steel production has fallen in line with the American car industry.

Electronics saw good performances thanks to carrier and specialty gas sales for new contracts, supported by good equipment and installation sales. For reference, the deconsolidation impact of liquid chemicals in the US from the second quarter 2005, will have no further effect as of the next quarter.

Europe

Sales in the first quarter 2006 amounted to 1,305 million euros, up +7.1%.

Large Industries recorded a significant rise in activity, with the ramp-up of hydrogen volumes in

Spain and France, good progress in air gases particularly in Northern Europe and Italy, and solid cogeneration sales in Spain and Germany. In February, we announced an 80 million euros investment in Antwerp, Belgium, which will double our hydrogen production for BASF.

Industrial Customers sales progressed well, with good liquid volumes. It should be noted, however, that continued rises in energy costs could have an impact.

Healthcare activities continued to develop in Europe, with particularly positive trends in hygiene and homecare. The Group has strengthened its position through a number of small acquisitions: Farmec in Italy (antiseptics), Unident in Switzerland (dental care), Arcana in Austria (hospital disinfection), Rubel Atem und Sauerstoffgeräte and Zuther & Hautmann in Germany (homecare).

In **France**, increased sales are driven by Healthcare and Large Industries. Industrial Customers, benefiting from two additional working days, registered good liquid volumes and progress in services. Energy costs, however, continued to increase significantly.

In **Germany**, Large Industries saw double digit growth. Industrial Customers sales were impacted by lower volumes, linked partly to certain clients converting to Large Industry on-site supply better suited to their needs.

2 – RELATED ACTIVITIES

Sales *(million €)*	1st quarter 2006	Q1 change 2006/2005 *(comparable)*
Welding	133	***+6.0%***
Engineering & Construction	98	***+53.1%***
Other activities	97	***+11.1%***
Related activities	**328**	***+18.5%***

Growth continues for **Welding**. Particularly dynamic levels of activity in Central Europe were notable during the quarter.

Engineering and Construction sales benefited from recognition of revenues for work in progress, under new IFRS norms. All our capacities remain fully loaded.

Chemicals saw double digit growth, thanks to momentum in cosmetics and pharmacy.

2006 financial calendar

Shareholders' AGM	Wednesday 10 May 2006
Information meeting in Grenoble	Tuesday 16 May 2006
Information meeting in Nantes	Wednesday 17 May 2006
Information meeting in Nancy	Tuesday 23 May 2006
First half 2006 sales	Wednesday 26 July 2006

First half 2006 results	Monday 4 September 2006
Third quarter 2006 sales	Thursday 26 October 2006

appendix

****

*Present in more than 70 countries, **Air Liquide** provides industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totalled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Investor Relations	Group Corporate Communications
Anthony McCord: +33 1 40 62 55 19	**Dominique Maire:** +33 1 40 62 53 56
	Corinne Estrade-Bordry: +33 1 40 62 51 31

back

/27/2006
2005 Consolidated Earnings

2005 CONSOLIDATED EARNINGS

Good performance in 2005

Net earnings: €933 million, +19.7% (+10.9% on a comparable basis*)
Proposed dividend: €3.85 per share, +10.0%
Bonus share distribution: 1 for 10

The Supervisory Board of Air Liquide, chaired by Alain Joly, met on 24 February 2006, and reviewed the financial statements for 2005 presented by Benoît Potier, Chairman of the Management Board.

Consolidated 2005 **sales** amounted to **€10,435 million**, an increase of **+10.7%**. **Operating income recurring** was €1,518 million, an increase of **+10.4%**. Our **margins** continued to progress from 14.6% in 2004 to **14.8%** in 2005, excluding natural gas effect.

Net earnings in 2005 reached **€933 million**, up **+19.7%**. On a comparable basis*, and consistent with our previous guidance, growth in Net earnings was +10.9% (€900 million in 2005 versus €812 million in 2004). **Net earnings per share** (€8.66) rose by **+19.8%**.

Benoît Potier, Chairman of the Management Board, said:

> **« Air Liquide recorded another good performance in 2005. The Group has strengthened its position with the acquired Messer activities, now fully and successfully integrated ahead of schedule. All of our activities and geographic markets are growing. We have also increased our penetration of high growth markets, such as homecare and hydrogen.**
>
> **This performance, together with strong financial discipline, has enabled us to reduce debt levels significantly and to achieve an ROCE consistent with our target of 12%. The Management Board is therefore proposing a dividend of €3.85 per share.**
>
> **Our innovative product offer, combined with the efficiency of our technology, has enabled us over the last two years, to achieve numerous commercial successes in Large Industries, to increase our performance in Healthcare and Electronics and to anticipate the new needs of Industrial Customers. We have thus continued developing industrial and medical gases markets worldwide.**
>
> **For 2006, the momentum initiated should continue, enabling us to target growth in comparable net earnings close to that of 2005 ».**

** in order to compare 2004 results with those of 2005, items that we consider to be exceptional and significant linked with the realization of disposal gains and restructuring provisions (listed on page 3) are deducted.*

A **dividend of 3.85 € per share**, representing an increase of **+10.0%**, will be proposed at the next General Shareholders' Meeting on 10 May. Subject to approval at the AGM, the Management Board, in agreement with the Supervisory Board, has decided that **1 bonus share for every 10** shares held will be distributed on 12 June, 2006.

The Supervisory Board has also approved resolutions proposing the **new statutes** of the company which, as announced on 9 December 2005, include the proposal for the establishment of a **Board of Directors**.

It is proposed that the present members of the Supervisory Board be nominated to the **Board of Directors** for the remainder of their mandates. In addition, that Béatrice Majnoni d'Intignano, whose mandate will shortly expire, be reappointed. It is also proposed that Paul Skinner, Chairman of Rio Tinto and Benoît Potier, present Chairman of the Management Board, be appointed to the Board of Directors.

2005 key figures

The Group has applied IFRS since 1st January 2005. All financial information in this press release has been established in accordance with IFRS, including 2004 figures which have been restated to allow for comparison.

Since industrial and medical gases are not exported, the impact of currency fluctuations on sales and results is limited to the accounting consolidation in euros of the financial statements of our foreign subsidiaries. Fluctuations in natural gas prices are passed on to our customers through indexed pricing clauses.

In millions of euros	2004	2005	**05/04**	**05/04 excl. currency**	**05/04 comparable***
Total sales	9,428	**10,435**	***+10.7%***	***+10.2%***	***+6.2%***
Of which Gas & Services sales	*8,275*	***9,148***	***+10.5%***	***+10.0%***	***+5.5%***
Operating income recurring	1,375	**1,518**	***+10.4%***	***+9.9%***	
Operating income	1,224	**1,473**	***+20.3%***	***+19.7%***	
Net earnings *(Group :hare)*	780	**933**	***+19.7%***	***+18.8%***	
*-t earnings (Group share) on a comparable basis ** *			***+10.9%***		
ds from operations	1,692	**1,805**	***+6.7%***	***+6.1%***	
earnings per *** (in €)	7.23	**8.66**	***+19.8%***		
nd per share (in €)	3.50	**3.85**	***+10.0%***		
urn on Capital mployed (ROCE) after ax	11.9%	**11.7%**			

* *excluding currency, natural gas, acquired Messer activities, deconsolidation of US liquid chemicals*
** *in order to compare 2004 results with those of 2005, items that we consider to be exceptional and significant linked with the realization of disposal gains and restructuring provisions (listed on page 3) are*

deducted.
**** shares outstanding at 31 December 2005 for EPS calculation : 107,747,742*

Group results

Sales rose in all geographic markets and business lines, to reach **10,435 million euros**, an increase of +10.7% for 2005. Growth was particularly robust in Large Industries (hydrogen), new territories (emerging Asia), and in Healthcare. Excluding currency and natural gas effects, growth was **+8.0%**, including a perimeter contribution of **+1.8%** notably from the full year consolidation of the activities acquired from Messer. On a comparable basis, growth is **+6.2%**.

Sales for Gas & Services activities in 2005 were 9,148 million euros, an increase of +10.5% (+5.5% on a comparable basis) over 2004.

Operating income recurring was 1,518 million euros, up +10.4%. **Group margin** (operating income recurring over sales) progressed, rising from 14.6% in 2004 to **14.8%** in 2005 excluding natural gas effect.

This margin improvement is the result of profitable volume growth, supplemented by Messer synergies of around 60 million euros in 2005. Significant cost increases, particularly energy (oil and electricity), were almost entirely offset by pricing, and productivity efforts (circa 92 million euros).

Excluding significant non-recurring items identified in the table below, **other non-recurring operating expenses** are positive, reflecting in particular capital gains on disposals realized as part of our active portfolio management.

Net finance costs and other net financial expenses (212 million euros) rose slightly by 13 million euros (+6.6%), due essentially to a full year cost of financing the acquisition of Messer activities.

Contributions from companies accounted for by the equity method were stable compared with 2004, at 37 million euros.

The **effective tax rate** is 29.4% for 2005. Note: 2004 levels were exceptionally low, impacted by tax optimization.

Minority interests as a proportion of net earnings amounted to 74 million euros.

In total, **net earnings** (Group share), reached **933 million euros** in 2005, an increase of **+19.7%**.

Net earnings, once adjusted for items that we consider significant and exceptional, amount to 812 million euros in 2004 and 900 million euros in 2005, an increase of +10.9%.

In millions of euros, after tax	2004	2005	05/04
Net earnings	780	933	*+19.7%*
Disposals			
Messer divestments / Séchilienne-Sidec	<32>	<81>	
Industrial Customers European restructurings			
Germany (Messer acq.) / Other EU			

82-522

countries	64	48	
Comparable Net earnings	812	900	*+10.9%*

Net earnings per share amounted to 8.66 euros, an increase of +19.8%, in line with reported net earnings growth. The **number of shares** outstanding at 31 December 2005, for EPS calculation, was 107,747,742.

In 2005, the Group bought back 411,699 shares at an average price of 145.16 euros for a total of 60 million euros.

Financial position and balance sheet

Funds from operations before changes in working capital requirement reached 1,805 million euros, up +6.7%, including the cash impact linked with German restructuring after the acquisition of Messer activities. Excluding this impact, the increase was +8.9%.

The reduction in wor**king capital requirement** of 5 million euros, despite a significant increase in sales, reflects focused management efforts within operational entities.

Capital expenditure was 1,051 million euros, of which 975 million euros was allocated to industrial investments. Financial investments, particularly the buy-out of minority interests in SOAEO, amounted to 76 million euros.

Note that **proceeds from disposals** resulting from active portfolio management amounted to 281 million euros.

At 31 December 2005, **net debt** was 3,740 million euros, a decrease of 273 million euros versus 31 December 2004.

Gearing ratio was therefore 60.2% at 31 December 2005, in line with our targets, demonstrating the Group's very solid financial structure.

ROCE after tax was 11.7%, in line with our medium term target.

Analysis by geographic zone (Gas and Services)

In **Asia-Pacific**, operating income recurring amounted to 239 million euros, a rise of nearly +8.0%. The zone benefited from strong growth in emerging geographies and a solid performance in Japan. Industrial Customers and Large Industries registered double digit profit growth.

In **Europe**, operating income recurring of 928 million euros experienced similar growth to Asia, despite more modest levels of activity, thanks to perimeter impact and synergies linked with acquired Messer activities. In Healthcare, strong growth in activities drove a significant improvement in profits, despite a regulated price environment.

The **Americas** zone saw very strong performance in terms of operating income recurring, with record growth of nearly +19%, despite additional costs caused by the hurricanes and by a steep rise in energy costs. This growth was also driven by the perimeter impact and synergies of the Messer acquisition in the US. The momentum of Electronics activities in the US and Industrial Customers in Canada also contributed to this performance, as did sales growth in South America.

2006 outlook

In 2005, several key elements illustrate the Group's growth strategy:

- successful full integration of acquired Messer activities
- development of Large Industries, particularly hydrogen
- Air Liquide's growing presence in new territories
- Healthcare performance
- development of technology and innovation, enabling Air Liquide to expand today's markets and lay the foundations for those of tomorrow.

On this basis, the Group is well positioned to continue, in 2006, the momentum achieved over the past two years.

Financial calendar 2006

First quarter 2006 sales	Wednesday 26 April 2006
Annual General Meeting	Wednesday 10 May 2006
First half 2006 sales	Wednesday 26 July 2006
First half 2006 earnings	Monday 4 September 2006
Third quarter 2006 sales	Thursday 26 October 2006

appendices

Listen to Benoît Potier interview, Chairman of the Management Board, aired on BFM march 7, 2006 (in French)

****

*Present in more than 70 countries, **Air Liquide** provides industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totalled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Investor Relations
Anthony McCord: + 33 (0)1 40 62 55 19

Group Corporate Communications
Dominique Maire: +33 1 40 62 53 56
Corinne Estrade-Bordry: +33 1 40 62 51 31

AIR LIQUIDE

information

Paris, 26 January 2006

Press release

2005 CONSOLIDATED SALES

Sales: 10,435 million euros, +10.7%

Strong momentum in 2005

Consolidated 2005 sales amounted to **10,435 million euros**, an increase on 2004 of **+10.7%**. On a comparable basis (excluding currency, natural gas and perimeter effects), the increase was **+6.2%,** with, in addition, a perimeter effect of +1.8%, including notably the full year consolidation of the activities acquired from Messer.

In the fourth quarter 2005, consolidated sales were **2,827 million euros**, an increase of **+9.3%.** On a comparable basis, the increase was **+7.1%.**

Commenting on these figures, **Benoît Potier, Chairman of the Management Board of Air Liquide**, said:

« Air Liquide saw a strong level of activity in 2005. The successful integration of the acquired Messer activities and our growth in Large Industries and Healthcare strengthened our presence in the most advanced industrial economies. 2005 was also notable for the numerous positions we established in new territories, in Asia, Russia, and the Middle East, with gas and equipment sales.

In view of this strong performance, in line with our expectations, in all our geographies and in all our business lines, we maintain our target of double-digit net earnings growth for 2005, excluding any significant exceptional items.

In 2006, under presently anticipated market conditions, the expected contributions of our recent investments and our commercial successes make us confident in delivering sustained growth in our activities. »

82-522

1 – GAS AND SERVICES

In 2005, sales for Gas and Service activities amounted to 9,148 million euros, an increase of +10.5% and of +5.5% on a comparable basis* versus 2004.

For the fourth quarter 2005, Gas and Services sales reached 2,459 million euros, an increase of +8.4% and of +6.1% on the same base of comparison.

Sales *(million €)*	FY 2005	Change as reported	Change on comparable basis*	4th quarter 2005	Change as reported	Change on comparable basis*
Asia-Pacific	1,614	*+6.7%*	*+6.1%*	412	*<13.5%>*	*+2.2%*
Americas	2,547	*+13.8%*	*+7.0%*	730	*+28.5%*	*+10.5%*
Europe	4,824	*+10.3%*	*+4.5%*	1,275	*+7.5%*	*+5.5%*
Africa	163	*+7.2%*	*+6.0%*	42	*+11.9%*	*+7.4%*
Gas and Services	**9,148**	***+10.5%***	***+5.5%***	**2,459**	***+8.4%***	***+6.1%***
Industrial Customers	4,154	*+8.3%*	*+3.0%*	1,066	*+1.6%*	*+2.4%*
Large Industries	2,744	*+21.4%*	*+8.7%*	811	*+31.9%*	*+14.4%*
Electronics	855	*<3.3%>*	*+6.6%*	211	*<18.1%>*	*+2.0%*
Healthcare	1,395	*+7.7%*	*+6.5%*	371	*+7.0%*	*+5.5%*

**on comparable basis: excluding currency, natural gas, acquired Messer activities, Asian consolidation and deconsolidation of Electronics liquid chemicals in the United States*

Variations discussed below are all on a comparable basis.

- **Asia-Pacific**

2005 Asia-Pacific sales were **1,614 million euros**, up **+6.1%**. Excluding Japan, the zone reported double-digit sales growth, whilst progress in **China** was more than **+40%.**

Large Industries reported record growth (+26%). In China, in particular, the business line benefited from the ramp-up of our Caojing site, in the Shanghai region, and the new contract signed with Rhizao Steel. Many new contracts will further strengthen our positions in this high growth country (Tianjing, Zhenjang and Yingkou).

Similarly, **Electronics** continued along a dynamic trend, driven by our commercial successes in Asia.

This was a year of recovery for **Japan** (+3.1%), driven by good levels of activity in Large Industries, and further progress in Electronics, where equipment and installation sales were particularly active. Gas sales to Industrial Customers progressed well in 2005.

Growth in the **fourth quarter** was moderate by comparison, as the fourth quarter in 2004 was a record for equipment and installations.

- **Americas**

In the Americas, where we benefited fully from the robust economies, full year sales amounted to **2,547 million euros**, an increase of **+7.0%**.

In **Large Industries,** our clients very quickly resumed production at full capacity following the hurricanes of the third quarter. Over the year, hydrogen sales continued their strong growth, particularly with the ramp-up of our new El Segundo unit in California.

Industrial Customers saw sustained growth over 2005, finishing the year with a very buoyant fourth quarter, despite rises in energy costs. In North America, sales were driven by strong volume increases and good pricing effect. Furthermore, we significantly developed our nitrogen and CO_2 activities in the Alberta oil fields of Canada.

Electronics reported sustained growth in 2005, with good equipment sales. We signed new on-site contracts.

In the **fourth quarter**, there was a double-digit increase in sales in the Americas zone, at +10.5%.

- **Europe**

Full year sales were **4,824 million euros**, an increase of **+4.5%**.

Large Industries progressed, thanks to hydrogen volume growth, with the ramp-up of new units at Port-Jérôme (France), La Corogna (Spain) and Antwerp (Belgium). Air gas sales are stable, reflecting European steel market activity. Cogeneration sales rose, with the start-up of a new unit in Germany.

In a generally difficult European economic environment, particularly in France, Germany and Italy, **Industrial Customers** experienced moderate sales growth.

Strong development continued for our **Healthcare** activities, particularly in Germany, where growth was helped by homecare acquisitions. In France, homecare and hygiene did particularly well.

In **Electronics**, carrier gas sales rose, led by Germany, which is seeing the first effects of the AMD contract, offsetting a slight decrease in equipment and installation sales.

We took numerous new positions in **Eastern Europe**, with contracts signed in Poland, Russia, Romania and Bulgaria.

In the **fourth quarter**, European sales rose by +5.5%.

2 – RELATED ACTIVITIES

Sales *(million €)*	FY 2005	On a comparable basis *	4th quarter 2005	On a comparable basis *
AL Welding	512	***+6.0%***	137	***+8.5%***
Engineering & Construction	419	***+27.1%***	147	***+24.6%***
Other activities	356	***+4.7%***	83	***+9.2%***
Related activities	**1,287**	***+11.7%***	**367**	***+14.7%***

**on comparable basis: excluding currency, natural gas, acquired Messer activities, Asian consolidation and deconsolidation of Electronics liquid chemicals in the United States*

Welding saw the benefits of the restructuring work undertaken since 2004, with accelerating growth.

Our **Engineering and Construction** activities are very dynamic, confirming the Group's strong competitive positioning. Our production facilities are fully loaded.

Chemicals progressed over the year, recording a fourth quarter growth rate higher than during the same period last year.

Financial calendar 2006

2005 full year results	Monday 27 February 2006
First quarter 2006 sales	Wednesday 26 April 2006
AGM	Wednesday 10 May 2006
First half 2006 sales	Wednesday 26 July 2006
First half 2006 results	Monday 4 September 2006
Third quarter 2006 sales	Thursday 26 October 2006

****

*Present in more than 70 countries, **Air Liquide** provides industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Investor Relations
Anthony McCord ☎ *+ 33 (0)1 40 62 55 19*

Group Communications
Dominique Maire ☎ *+ 33 (0)1 40 62 53 56*
Corinne Estrade ☎ *+ 33 (0)1 40 62 51 31*

www.airliquide.com

APPENDIX (1)

In addition to the comparison of published figures, financial information is given excluding currency, the impact of fluctuations in natural gas price, the consolidation impact of major acquisitions (acquired Messer activities), the consolidation impact of Asian subsidiaries (in the fourth quarter) and the deconsolidation of liquid chemicals for Electronics in the US.

Since industrial and medical gases are not exported, the impact of currency fluctuations on sales and results is limited to the accounting consolidation in euros of the financial statements of our foreign subsidiaries. Fluctuations in natural gas prices are passed on to our customers through indexed pricing clauses.

The impact of adopting IFRS reporting on sales is limited to Engineering and Construction. Since 1st January 2005, sales are registered according to the stage of advancement of work and no longer according to completion. The main impacts from the transition to IFRS reporting were communicated on 9th May 2005.

2005 consolidated sales take the following factors into account:

	Sales *(million €)*	Change % *(as reported)*	Currency impact	Natural gas impact	Perimeter effects *	On a comparable basis **
Group						
At 31 December 2005	**10,435**	***+10.7%***	*+0.5%*	*+2.2%*	*+1.8%*	***+6.2%***
4th quarter 2005	**2,827**	***+9.3%***	*+2.8%*	*+3.7%*	*<4.3%>*	***+7.1%***
Gas and Services						
At 31 December 2005	**9,148**	***+10.5%***	*+0.5%*	*+2.5%*	*+2.0%*	***+5.5%***
4th quarter 2005	**2,459**	***+8.4%***	*+3.0%*	*+4.3%*	*<5.0%>*	***+6.1%***

**perimeter effects: acquired Messer activities, Asian consolidation, deconsolidation of liquid chemicals for Electronics in the US*
***excluding currency, natural gas, perimeter effects*

- Currency impacts, which were negative in the first half, reversed in the second half of 2005. For full year 2005, they represented +43 million euros, an impact of +0.5% on Group growth. For Gas and Services, this effect is also +43 million euros, an impact of +0.5% on growth. The variation in the average dollar exchange rate is neutral between 2004 and 2005. The currency impact is principally due to movements in the Canadian dollar and Japanese yen.

- The impact of natural gas prices increased throughout the year, with natural gas reaching a year high price in the fourth quarter following the impact of the hurricanes. At 31 December 2005, this effect represented additional sales of +211 million euros excluding currency, or a contribution of +2.2% for the Group and +2.5% for Gas and Services.

- The perimeter effect, positive in the first half (acquired Messer activities), became negative in the fourth quarter. It takes into account the consolidation of SOAEO as of the fourth quarter 2004. The perimeter effect of SOAEO is zero for 2005 and negative in the fourth quarter 2005. We also deconsolidated the sales of liquid chemicals in the US as of the second quarter 2005. Overall, for 2005, these effects are estimated at +163 million euros, a contribution of +1.8% to Group growth and of +2.0% for Gas and Services.

APPENDIX (2)

Sales by activity
In millions of euros

	2004		2005	
	4th quarter	Cumulative to end December	4th quarter	Cumulative to end December
GAS & SERVICES	2,268.0	8,275.2	2,459.3	9,147.7
Industrial Customers	*1,048.4*	*3,834.5*	*1,065.6*	*4,153.6*
Large Industries	*615.1*	*2,260.6*	*811.4*	*2,743.5*
Electronics	*257.5*	*884.3*	*211.1*	*855.2*
Healthcare	*347.0*	*1,295.8*	*371.2*	*1,395.4*
GROUP AL WELDING	126.5	483.0	137.3	512.3
OTHER ACTIVITIES	74.7	340.2	83.1	356.1
Chemicals	*46.0*	*196.2*	*51.6*	*211.6*
Other	*27.5*	*140.7*	*30.5*	*140.0*
Holding	*1.2*	*3.3*	*1.0*	*4.5*
ENGINEERING/CONSTRUCTION	116.8	330.0	147.4	418.7
TOTAL	2,586.0	9,428.4	2,827.1	10,434.8

Sales by geographic zone
In millions of euros

2005: to 31 December	France	Europe ex France	Americas	Asia Pacific	Africa	TOTAL
GAS & SERVICES	1,696.1	3,128.0	2,547.4	1,613.4	162.8	9,147.7
GROUP AL WELDING	171.2	341.1				512.3
OTHER ACTIVITIES	249.5	42.4	57.5	6.7		356.1
S/total excl. Eng/Const.	2,116.8	3,511.5	2,604.9	1,620.1	162.8	10,016.1
ENGINEERING/CONSTRUCTION	146.6	49.0	67.9	131.4	23.8	418.7
TOTAL	2,263.4	3,560.5	2,672.8	1,751.5	186.6	10,434.8

2004: to 31 December	France	Europe ex France	Americas	Asia Pacific	Africa	TOTAL
GAS & SERVICES	1,619.6	2,753.9	2,237.7	1,512.1	151.9	8,275.2
GROUP AL WELDING	163.2	319.8				483.0
OTHER ACTIVITIES	232.3	43.5	57.8	6.6		340.2
S/total excl. Eng/Const.	2,015.1	3,117.2	2,295.5	1,518.7	151.9	9,098.4
ENGINEERING/CONSTRUCTION	101.3	44.4	25.0	123.2	36.1	330.0
TOTAL	2,116.4	3,161.6	2,320.5	1,641.9	188.0	9,428.4

11/24/2005

Public repurchase offer of SOAEO Shares

AIR LIQUIDE ANNOUNCES A PUBLIC REPURCHASE OFFER OF SOAEO SHARES

In line with its previous announcement, Air Liquide has today submitted **a public repurchase offer for the shares of SOAEO** to the French financial markets authority (AMF). This follows Air Liquide's simplified public offer for SOAEO shares on October 14, 2005, at the conclusion of which Air Liquide now holds directly or indirectly, **98.2% of SOAEO's capital.**

Air Liquide will propose to SOAEO shareholders a public offer of 145€ for each SOAEO share. At the conclusion of this offer, the SOAEO shares not then in Air Liquide's possession will be transferred to Air Liquide compensated by an indemnity identical to the offer price of the mandatory purchase offer (145€ for each SOAEO share). SOAEO shares will then no longer be quoted. This offer is the final stage of a financial operation which will allow better operational integration of SOAEO's activities within the Group in Asia.

Characteristics of the offer

As of September 9, 2005*, the public repurchase offer of 145€ per share, includes a premium in the order of 11% compared to the one month average, and in the order of 21% compared to the average over 12 months, of the SOAEO share price. This values the company at approximately 16.7 times EBITDA and 25.1 times the 2004 net results (IFRS). As a reference, the multiple of average net results on the Hong Kong and Singapore share markets is in the range of 14 to 16. The multiple of EBITDA and 2004 net result (IFRS) of Air Liquide is in the order of 10.1 and 20.9 respectively.

** The latest prices quoted before exceptional increases in volumes which led to the suspension of the quotation, and before opening of the simplified public offer by Air Liquide.*

Indicative calendar of the operation

The public repurchase offer was deposited with the AMF today. Subject to the necessary approvals, the period of this offer should open during the month of December, 2005.

The statement required by article 231-17 of the General Regulations of the AMF has been distributed and is available on the AMF website (www.amf-france.org) as well as on the Air Liquide website (www.airliquide.com). This statement was sent to the AMF before being distributed.

****

*Present in more than 70 countries, **Air Liquide** provides industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2004 totalled 9,428 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For more information, please contact:

82-5224

Investor Relations

Anthony McCord: +33 1 40 62 55 19

Corporate Communication

Dominique Maire: +33 1 40 62 53 56

Corinne Estrade-Bordry: +33 1 40 62 51 31

This statement must not be published, distributed or broadcast in the United States of America, Canada, Australia, Italy or Japan. This statement does not constitute an extension in the United States, Canada, Australia, Italy or Japan of the prospective simplified public offering mentioned in this statement and does not constitute an offer of sale of securities in the United States, Canada, Australia, Italy or Japan, or the canvassing of a securities purchase order in the United States, Canada, Australia, Italy or Japan.

The broadcasting, publication or distribution of this statement can, in some countries, be subject to legal or regulatory restrictions. As a result, those persons located in the countries where this statement is broadcast, published or distributed must be aware of the existence of such restrictions, and conform to them. Receipt of this statement does not constitute an offering in the countries where an exchange offering or a securities offering is illegal, and in such circumstances, this statement is considered as having been supplied for information purposes only.

Brief summary of the

"COMMUNIQUE CONJOINT

AIR LIQUIDE **SOAEO**

DEPOT D'UN PROJET D'OFFRE PUBLIQUE DE RETRAIT, SUIVIE D'UN RETRAIT OBLIGATOIRE

présentée par **Lazard Frères Banque** "

Pursuant to applicable regulations, when a public offer is launched, a communiqué has to be issued by the offerer at the moment it applies for the visa of its prospectus by the Autorité des Marchés Financiers (AMF).

This communiqué was issued jointly by the Company and Société d'Oxygène et d'Acétylène d'Extrême Orient ("SOAEO SA") on 24 November 2005 when the Company applied for the visa by the AMF of an offer of purchase, to be followed by a squeeze-out procedure, made for the shares of SOAEO.

It describes the main terms of the intended offer:

- 145 euros for one SOAEO share.

The communiqué further details the intended offer, notably:

- the main features of the offer
- the elements retained for the calculation of the exchange parity

AIR LIQUIDE

information

Paris, 3 May 2006

Press Release

Announcement by the European Commission

Air Liquide has just been informed, together with some other companies, of the decision of the European Commission following an investigation into anti-competitive practices between 1994 and 2000 in the peroxide chemical products sector (hydrogen peroxide and derivatives) relating to its former subsidiary Chemoxal SA which was sold in 1998.

The European Commission considers, regarding Chemoxal and Air Liquide, that the relevant facts fall within the Statute of Limitation and no financial penalties will apply. Air Liquide takes note of this decision.

The chemical activities of Chemoxal which were part of the Air Liquide group since 1991, concerned an area of activity unrelated to Air Liquide's core business. This is why Air Liquide took the decision in 1996 to sell the company, which was completed in 1998. Chemoxal was a modest player with a market share of less than 6%. The mandates of Chemoxal executives were clearly separate from those of Air Liquide. The management of Chemoxal was completely autonomous and the company operated in a very specific market.

According to the very strict ethical rules in force in the company, Air Liquide has taken this opportunity to remind its executives and staff that scrupulous compliance with competition rules is to be enforced at every level of the company. Actions are regularly undertaken within Air Liquide to ensure strict compliance with competition rules in every country where the Group is present.

****

*Present in more than 70 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development,** help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication
Dominique Maire ***☎ + 33 (0)1 40 62 53 56***
Corinne Estrade-Bordry ***☎ + 33 (0)1 40 62 51 31***

www.airliquide.com

10/26/2005

Consolidated sales at 30 September 2005

CONSOLIDATED SALES AT 30 SEPTEMBER 2005

9 month sales progression : +11.2%
Continued growth momentum

Consolidated sales at 30 September 2005 reached **7,608 million euros**, an increase of **+11.2%**. On a comparable basis (excluding foreign exchange, natural gas and perimeter effect), this increase was **+5.9%**.

In the third quarter, consolidated sales amounted to **2,566 millions d'euros**, an increase of **+8.9%**. On a comparable basis, the rise was **+5.4%**.

Commenting on these figures, **Benoît Potier, Chairman of the Management Board of Air Liquide**, said:

> **"Further progress from our activities in the third quarter brings our sales growth at the end of September to +11.2%, with dynamic performance in Asia and a recovery in Japan, a continued favorable environment in industrial and electronics markets in the Americas, and performance in Europe driven principally by innovative products and services.**
>
> **Hydrogen consumption for refining and chemicals, demand for services in Healthcare and increased production capacity in new territories continue to give momentum to our growth. This is reflected in very high levels of activity in our Engineering businesses and the signing of numerous contracts which will underpin the Group's ongoing development in the months and years to come.**
>
> **In this context, excluding any significant exceptional items, we maintain our double digit net earnings growth target for 2005."**

1/ Gas and services

At 30 September 2005, sales for Gas and Services activities amounted to 6,688 million euros, an increase of +5.3% on a comparable basis* compared with the first nine months of 2004.

In the third quarter of 2005, sales for Gas and Services reached 2,267 million euros, up +4.7% on the same base of comparison, in which Messer activities are fully integrated.

Sales *(in millions of €)*	At 30 September 2005	Change as reported	Change on comparable basis*	3rd quarter 2005	Change as reported	Change on comparable basis *
Asia-Pacific	1,201	*+ 16.0%*	*+ 7.9%*	412	*+ 18.0%*	*+ 8.3%*
Americas	1,817	*+ 8.9%*	*+ 5.8%*	644	*+ 11.1%*	*+ 5.0%*
Europe	3,549	*+ 11.3%*	*+ 4.1%*	1 168	*+ 4.4%*	*+ 3.3%*

Africa	121	*+ 5.6%*	*+ 5.6%*	43	*+ 6.1%*	*+ 6.8%*
Gas and Services	**6,688**	***+ 11.3%***	***+ 5.3%***	**2 267**	***+ 8.6%***	***+ 4.7%***
Industrial Customers	3,088	*+ 10.8%*	*+ 3.3%*	1 044	*+ 5.3%*	*+ 3.3%*
Large Industries	1,932	*+ 17.4%*	*+ 6.5%*	671	*+ 19.6%*	*+ 5.5%*
Electronics	644	*+ 2.8%*	*+ 8.4%*	212	*<1.1%>*	*+ 8.0%*
Healthcare	1,024	*+ 7.9%*	*+ 6.8%*	340	*+ 5.9%*	*+ 5.3%*

**on comparable basis : excluding foreign exchange, natural gas, estimated Messer, Asian consolidation and deconsolidation of US chemical liquids for Electronics*

% variations discussed below are all on a comparable basis*.

Asia-Pacific

At 30 September, sales for Asia-Pacific were **1,201 million euros**, up **+7.9%**. Excluding Japan, growth was **+17.6%**. The Asia-Pacific zone continued to deliver dynamic growth in the third quarter.

Japan shows positive signs, with good sales momentum for specialty gases and equipment in Electronics. Our Industrial Customers activity is growing again (+2.3% in the 3rd quarter) and is benefiting from high levels of equipment sales.

Our activities outside Japan continue to achieve growth of more than 15%, particularly in **China** where the effective ramp-up of our recent investments accounts for a quarter of new sales.

Growth from **Large Industries** is strong across the zone, with new capacity and the ramp-up of Caojing (China).

Electronics continues to deliver dynamic sales in carrier gases, thanks to new contracts signed in 2004. Specialty gases are beginning to return to peak levels, in line with rising fab utilization. Billing levels for equipment and installation continue on a sustained trend, as in previous months.

Americas

In the Americas, sales at 30 September were **1,817 million euros**, an increase of **+5.8%**. The positive general sales trend continued in the third quarter.

At the end of the third quarter, **Large Industries** registered a limited impact from hurricanes Katrina and Rita which hit Louisiana and Eastern Texas. The Group did not sustain any significant damage to its facilities and return to full production capacity will depend on the speed of resumption of operations of our clients' plants, currently in progress. This effect is, however, offset by the ramp-up of our new 100,000 m^3/h hydrogen unit in California.

Levels of activity in Canada were good, particularly with the start-up of a new hydrogen unit.

Industrial Customers saw an acceleration in Canada, with new capacity now in service. In the US, strong activity levels seen in the first half were maintained.

Electronics in the US delivered good performance linked with the new Texas Instruments contract, particularly in terms of equipment and installation sales.

Europe

At 30 September 2005, sales amounted to **3,549 million euros**, a rise of **+4.1%**.

Progress in **Large Industries** was driven by the ramp-up of hydrogen volumes, compensating for lower consumption of oxygen for the steel industry and low levels of energy production over the summer.

Healthcare continues to be very dynamic and an important growth driver. In the third quarter, Hygiene and Homecare confirmed a trend of strong organic growth, linked in particular with the success of our new products.

In **France**, the third quarter was characterized by lower levels of activity, particularly in Industrial Customers and Electronics, which suffered from an unfavorable economic backdrop.

Germany is well positioned, with good growth in Healthcare (homecare and hygiene) and stable sales in Industrial Customers.

Momentum is positive in **Southern Europe**. Two new air gas units started up this quarter in Italy and Belgium, while the ramp-up of the Repsol La Corogne unit continues. Liquid gas volumes were strong.

In addition to its continued development in Central Europe, in July the Group signed an agreement with the **Russian** steel company Severstal, for the creation of a joint venture to set up and operate an air gas separation unit.

2/ Related activities

Sales *(in millions of €)*	At 30 September 2005	On a comparable basis	3rd quarter 2005	On a comparable basis
AL Welding	375	***+ 5.1%***	118	***+ 4.7%***
Engineering and Construction	271	***+ 28.4%***	93	***+ 21.1%***
Other activities	273	***+ 3.5%***	88	***+ 10.4%***
Related activities	**919**	***+ 10.5%***	**299**	***+ 11.1%***

In a continued sluggish economic environment, **Welding** continued to deliver solid growth, underpinned by a favorable pricing environment.

Engineering and Construction made further contributions to the Group's growth this quarter, thanks to new projects.

Chemicals saw an acceleration in pharmacy and cosmetics, registering double digit growth over the quarter.

Financial calendar 2006

2005 full year sales	Thursday 26 January 2006
2005 full year results	Monday 27 February 2006

First quarter 2006 sales	Wednesday 26 April 2006
AGM	Wednesday 10 May 2006
First half 2006 sales	Wednesday 26 July 2006
First half 2006 results	Monday 4 September 2006
Third quarter 2006 sales	Thursday 26 October 2006

appendices

****

*Present in more than 70 countries, **Air Liquide** provides industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2004 totalled 9,428 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For more information, please contact:

Investor Relations	Corporate Communication
Anthony McCord : +33 1 40 62 55 19	**Dominique Maire:** +33 1 40 62 53 56
	Corinne Estrade-Bordry: +33 1 40 62 51 31

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AIR LIQUIDE

information

Paris, September 20, 2005

Press Release

Air Liquide announces a public offer for SOAEO shares

Air Liquide announced on Tuesday, September 20, 2005 the submission to the French Financial Markets Authority (Authorité des marches financiers or AMF) of a prospective simplified public offering concerning **SOAEO SA shares** of which Air Liquide already possesses **86.8% of the capital and 92.3% of the voting rights.**

With 18% of its consolidated sales in 2004 in Asia, over **1.6 billion** euros, the Air Liquide Group has over the last few years extended its activities beyond the South-Eastern part of Asia towards emerging economies (China, Korea, Taiwan), and has consolidated its historic position in Japan. In **South-East Asia**, which has witnessed profound transformations leading to more moderate growth, SOAEO, with sales of **190 million euros**, has since its debut concentrated mainly on Singapore, Hong Kong, Malaysia, Thailand, Indonesia, and the Philippines.

The proposed deal will permit the Group to **more easily pursue development in the region**, thanks to better operational integration of SOAEO activities, simplified organizations, and improved financial and administrative management of the Group in Asia.

Principally, **Air Liquide will propose that SOAEO's shareholders exchange their shares for Air Liquide shares.** The proposed parity is **1 Air Liquide share for 1 SOAEO share**. As a subsidiary measure, SOAEO's shareholders may also choose to sell their shares for a cash purchase offer at the price of **145 euros per share**, capped at a total amount of 50 million euros. *(see offering details following)*

In addition to the **exchange at parity**, Air Liquide also offers to pay, within the usual limits, the **brokerage fees and stock market tax** that are normally the vendors' responsibility. An **extended offering period** is also under study.

The shares offered in exchange by Air Liquide are treasury shares, representing **less than 1%** of the company's capital and an amount of 150 million euros, based on Air Liquide's latest share price.

In the event that Air Liquide holds more than 95% of SOAEO's voting rights following the offer, Air Liquide intends to submit **a public repurchase offer**. This will be followed if necessary, by a mandatory purchase of the shares still held by the public at the same price of **145 euros per share**, conditional on agreement of the AMF. After this offer, SOAEO SA shares will no longer be publicly listed.

Benoît Potier, Chairman of the Management Board of Air Liquide, declared:

"This transaction represents a very attractive offer that allows SOAEO's shareholders to exchange shares in a company whose base is essentially regional for shares in a company that is both a world leader and more widely present in the zone.

The far-reaching economic redistribution of the region, particularly the rapid emergence of the Chinese economy, means that we must better regroup our forces through the integration of SOAEO's operations. By doing so, all of our human, technological and financial resources can be mobilized towards our highest priority objectives. SOAEO's shareholders who choose to exchange their shares for Air Liquide shares will thus be able to fully benefit from Group developments in Asia.

For Air Liquide, the simplification of the organization allows us to better meet the requirements of international customers, as well as to accompany their development thanks to world-wide teams. This transaction is part of the Group's strategy, which has decided to invest 1 billion euros over five years in Asia in order to pursue its development in this zone."

82-5224

SOAEO (Isin code FR0000031171) is a subsidiary of the Air Liquide group. It is made up of subsidiaries consolidated by the global consolidation method (namely in Indonesia, the Philippines and Thailand), companies consolidated by proportional consolidation method (in Singapore and Hong Kong), and companies consolidated using the equity method (namely in Malaysia). **SOAEO** manufactures and commercializes industrial gases, notably air gases (oxygen, nitrogen, argon, etc.) for a diversified customer base: steelmakers, chemicals, shipbuilding yards, materials transformation, oil, agro-food, healthcare, etc.

2004 Key figures for the SOAEO SA company (IFRS standards)

- Sales:	190.2 million €
- Current operating income:	46.6 million €
- Net earnings, group share:	44.4 million €

Offer characteristics

Principally, Air Liquide will propose a share exchange to SOAEO's shareholders. The proposed parity is 1 Air Liquide share for 1 SOAEO share. As a subsidiary measure, SOAEO's shareholders may also choose to advance their securities for a cash purchase offering at the price of 145 euros per share. This purchase offering will be capped at a total amount of 50 million euros. If the total amount of SOAEO shares advanced for the purchase offer were to exceed this cap limit, a proportional discount would be applied to all shareholders who wish to exchange their shares for cash, with excess shares then being considered as having been advanced for the exchange offer. An SOAEO shareholder may choose to advance his or her shares to one or other of the offers in the proportions he or she wishes.

The offer represents a premium of circa 14% compared to the 1 month average and of circa 25% compared to the 12 months average of SOAEO's price, valuing the company at circa 16,7x EBITDA and circa 25,1x net profit for 2004 (IFRS). For reference, the average net profit multiple for stock markets in Hong Kong and Singapore are in the range of 14 to 16x. Air Liquide's EBITDA and net profit 2004 multiples (IFRS) are respectively in the region of 9.2x and 20.7x.

Proposed transaction schedule

Air Liquide's simplified public offering in respect of SOAEO was submitted to the AMF on September 20, 2005. Upon receipt of the required approvals, the offering period should begin during the month of October 2005.

The statement concerned by article 231-17 in the General Regulations of the AMF has been distributed and is available on the AMF's website (www.amf-france.org as well as on the Air Liquide website (www.airliquide.com).

Pursuant to article 231-35 of the General Regulations of the AMF, this statement was sent to the AMF before being distributed.

****

*Present in more than 70 countries, **Air Liquide** provides industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development,** help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2004 totalled 9,428 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

or further information, please contact:

Investor Relation
Anthony McCord ☎ + 33 (0)1 40 62 55 19

Corporate Communication
Dominique Maire ☎ + 33 (0)1 40 62 53 56
Corinne Estrade ☎ + 33 (0)1 40 62 51 31

www.airliquide.com

Brief summary of the

"COMMUNIQUE CONJOINT

L'Air Liquide SA - Société d'Oxygène et d'Acétylène d'Extrême Orient

Dépôt d'un projet d'offre publique d'échange simplifiée à titre principal, assortie, à titre subsidiaire d'une offre publique d'achat simplifiée plafonnée à 50 millions d'euros"

Pursuant to applicable regulations, when a public offer is launched, a communiqué has to be issued by the offerer at the moment it applies for the visa of its prospectus by the Autorité des Marchés Financiers (AMF).

This communiqué was issued jointly by the Company and Société d'Oxygène et d'Acétylène d'Extrême Orient ("SOAEO SA") on 20 September 2005 when the Company applied for the visa by the AMF of a simplified offer of exchange made for the shares of SOAEO.

It describes the main terms of the intended offer:

- 1 Air Liquide share for 1 SOAEO share,
- subsidiarily, in the limit of 50 million euros: 145 euros for one SOAEO share.

The communiqué further details the intended offer, notably:
- its aims and the Company's objectives
- the opinion of SOAEO's board of directors
- the elements retained for the calculation of the exchange parity

9/6/2005

CONSOLIDATED EARNINGS AT 30 JUNE 2005

CONSOLIDATED EARNINGS AT 30 JUNE 2005

Solid performance in first half 2005

The Supervisory Board of Air Liquide, chaired by Alain Joly, met on 5 September 2005 and reviewed th financial statements for the first half of 2005 presented by Benoît Potier, Chairman of the Managemen Board.

At 30 June 2005, Air Liquide, publishing its accounts under IFRS, recorded **sales** of 5,041 million euro (+12.4%), and **net earnings** of 436 million euros (+26.5% and +13.1% excluding restructuring charges take in 2004 for acquired Messer activities). **Net earnings per share** were 4.04 euros, in line with growth in ne earnings.

Benoît Potier, Chairman of the Management Board, said:

> **"Earnings growth achieved in the first half of 2005 confirms our ability to leverage our presence in the most dynamic large markets such as North America, to grow in the most promising sectors, such as healthcare, hydrogen and to develop our business in the rapidly expanding geographic zones, such as Asia. Excellent progress with the integration of acquired Messer activities has also contributed to this growth.**
>
> **We delivered this performance in a contrasted global environment, characterized by sharp cost increases, particularly for raw materials and energy. We were able to totally offset these increases thanks to the results of commercial efforts, OPAL productivity and integration synergies from acquired Messer activities. These combined initiatives led to an improvement in margins.**
>
> **In the second half, assuming a consistent economic environment, activity levels should continue to progress, probably at a lesser pace. Our new contract portfolio is strong, particularly in new territories spreading from Eastern Europe to China, and we expect new signatures in all geographic regions over the next 18 months.**
>
> **Our first half results combined with the continued pursuit of growth in our operations and productivity initiatives enable us, excluding significant exceptional items, to increase our 2005 target growth in net earnings to reach double digit."**

First Half 2005 figures

the Group has applied IFRS norms since 1 January 2005. All financial information in this press releas en established in accordance with IFRS, including 2004 figures which have been restated to allow fo on.

ndustrial and medical gases are not exported, the impact of currency fluctuations on sales and result mited to the accounting consolidation in euros of the financial statements of our foreign subsidiarie luctuations in natural gas prices are passed on to our customers through indexed pricing clauses.

					H1 05/04

82-522

In millions of euros	H1 2004	H1 2005	H1 05/04	Excl. Messer restructuring costs in 2004
Group Sales	4,485	**5,041**	***+12.4%***	***+12.4%***
Of which Gas and Services sales	*3,919*	***4,421***	***+12.8%***	
Operating profit (EBITDA)	1,057	**1,190**	***+12.6%***	
Operating Income Recurring (OIR)	651	**751**	***+15.3%***	***+15.3%***
Operating Income	583	**774**	***+32.7%***	***+18.9%***
Net earnings *(Group share)*	345	**436**	***+26.5%***	***+13.1%***
Funds provided by operations	813	**882**	***+8.5%***	***+10.2%***
Net earnings per share* (in €)	3.19	**4.04**	***+26.6%***	***+13.2%***

** average number of shares outstanding at 30 June 2005, for net EPS calculation: 107,770,070*

Group results

Consolidated sales for the first half 2005 reached 5,041 million euros, an increase of +12.4% compare with the first half of 2004. On a comparable basis (excluding foreign exchange, natural gas, estimates c acquired Messer activities, Asian consolidation and the deconsolidation of US liquid chemicals), growth fo the first half was +6.2%.

Sales for Gas and Services in the first half 2005 reached 4,421 million euros, an increase of 12.8% (+5.6% on a comparable basis) compared with the first half of 2004.

Operating Income Recurring (OIR) was 751 million euros, an increase of +15.3% over the half. **Operatin margin ratio** (Operating Income Recurring over sales) for the Group was 15.0% excluding natural gas effect against 14.5% in the first half of 2004. The increase in this ratio reflects the ramp-up of synergies fron acquired Messer activities (31 million euros over the half). Contributions from the OPAL efficiency progran (42 million euros over the half), combined with the effect of pricing action taken, totally offset significan increases in costs (energy and raw materials).

Strong **operating profit** growth is boosted by the restructuring costs taken in 2004 for acquired Messe activities.

Net financial expenses amounted to 108 million euros, against 88 million euros in the first half of 2004. Thi evolution is linked with the financing of the acquisition of Messer activities.

The contribution of **companies accounted for by the equity method** was 21 million euros at 30 June 2005 against 28 million euros at 30 June 2004. The variation is principally due to the proportional consolidation c subsidiaries in Singapore and Hong Kong in the second half of 2004, consolidated previously by the equit method.

In the first half of 2005, the **effective tax rate** was 31.7% versus 31.3% in the first half of 2004.

Minority interests in the net earnings amounted to 39.3 million euros.

Overall, **Group consolidated net earnings** was 436 million euros at 30 June 2005, an increase of +26.5% Excluding the exceptional impact in 2004 of restructuring costs for acquired Messer activities, **Grou**

consolidated net earnings rose by +13.1%.

Net earnings per share was 4.04 euros, in line with growth in net earnings. The average number of share outstanding at 30 June 2005, for net EPS calculation, was 107,770,070 shares.

Statement of cash flows and balance sheet

Funds provided by operations (before working capital requirement variation) reached 882 million euros, a increase of +8.5%. Excluding the payment of restructuring costs for the acquired Messer activities, thi represents an increase of 10.2%, in line with net earnings growth of +13.1% on the same basis.

Capital expenditure amounted to 508 million euros at 30 June 2005, against 3,163 million euros in the firs half of 2004, which included the acquisition of Messer activities before divestitures. Over the first hal industrial **investment decisions** totaled 709 million euros.

The change in **working capital requirement** (135 million euros) is linked with sales growth.

Net debt was 4,326 million euros at 30 June 2005 taking into account the dividends paid in the first half (44 million euros including minorities). Regular debt reduction remains our objective.

At the end of 2004 and in 2005, Air Liquide **disposed of certain activities**. In the first half of 2005, th Group's homecare activities in the US and the company Climats and Sapratin were divested; the funds wer received in the first half. The Group also decided to sell its holding in Séchilienne-Sidec, which will contribut to debt reduction in the second half.

Analysis by geographic zone

In a contrasting economic environment, **Europe (excluding France)** progressed, reflecting our growt strategy for healthcare and hydrogen, the successful integration of acquired Messer activities in German and the results of our productivity program. Operating income recurring reached 325 million euros. I **France**, development was good in Large Industries and Healthcare, whilst traditional markets contracted Operating income recurring was 177 million euros.

The **Americas** saw sustained growth for all activities and benefited from synergies derived from the Messe integration. The deconsolidation of sales from Electronic liquid chemicals had no impact on profits. Operatin income recurring was 176 million euros.

The **Asia-Pacific** zone also registered strong growth, driven by sales momentum in China and in emergin markets, as well as good cost management. Operating income recurring was 127 million euros.

Outlook

The pace of new contracts is high in all geographies. In North America, excluding the impact of recen events, the environment remains promising, although less than in the recent past. In both Europe and Japan the Group remains focused on its markets with greatest potential, as well as on productivity initiatives Elswhere, we are meeting with considerable success in **new territories**: Eastern Europe (Bulgaria Romania, Poland, Czech Republic and Russia), the Middle East, India and China.

Growth in **hydrogen** volumes will continue with the ramp-up of our new units in Spain, Belgium and France and additional capacity we are adding in the US.

Healthcare continues to see sustained growth in all activities, with a good outlook for development i homecare (Europe) and new products and services (hygiene, therapeutic gases).

Finally, we are strengthening our **Research and Development** capabilities, to underpin our developmer strategy through innovation.

2005-2006 financial calendar

Third quarter 2005: sales Wednesday 26 October 2005
2005 full year sales: Thursday 26 January 2006
2005 full year results: Monday 27 February 2006
First quarter 2006 sales: Wednesday 26 April 2006
AGM: Wednesday 10 May 2006
First half 2006 sales: Wednesday 26 July 2006
First half 2006 results: Monday 4 September 2006
Third quarter 2006 sales: Thursday 26 October 2006

Appendix

****

Present in more than 70 countries, ***Air Liquide*** *is the world leader in industrial and medical gases and related services. Th Group offers* ***innovative solutions*** *based on constantly* ***enhanced technologies****. These solutions, which are in line with* ***Ai Liquide****'s commitment to* ***sustainable development****, help to protect life and enable our customers to manufacture man indispensable everyday products. Founded in 1902,* ***Air Liquide*** *has more than 36,000 employees. The Group ha successfully developed a long-term relationship with its shareholders built on confidence and* ***transparency*** *and guided by th principles of* ***corporate governance****. Since the publication of its first consolidated financial statements in 1971, the Group' results have* ***grown without interruption****. In 2004 its turnover rose to €9,376 million, almost 80% of it outside France. A. Liquide is listed on the Bourse de Paris and is a member of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073.*

For more information, please contact:

Investor Relations
Anthony McCord: +33 1 40 62 55 19

Corporate Communication
Dominique Maire: +33 1 40 62 53 56
Corinne Estrade-Bordry: +33 1 40 62 51 31

7/26/2005

First Half 2005 Consolidated Sales

FIRST HALF 2005 CONSOLIDATED SALES

Further sales growth in the first half: + 12.4% reinforced by a good second quarter

At **5,041 million euros**, the consolidated sales of the first half 2005 grew by **+12.4%**, compared with the first half of 2004. This includes sales from acquired Messer activities for an estimated 250 million euros. This increase was **+6.2 %** on a comparable basis.
Consolidated sales for the second quarter 2005 were 2,565 million euros, an increase of +11.6% compared with the second quarter of 2004, and +8.4% on a comparable basis (excluding foreign exchange, natural gas and perimeter effect).

Commenting on these figures, Benoît **Potier, Chairman of the Management Board of Air Liquide**, said:

> **"The continuation of our growth in the first half fully illustrates the potential of our core activities, as well as the results of the Group's long-term strategy.**
>
> **The good second quarter confirms the strengthening of certain trends seen at the beginning of the year, with sustained developing activities in the Americas and in Asia. In Europe, despite a difficult economic climate, the Group benefited from acquired Messer activities and growth drivers such as Healthcare - where we are an important player - and the environment, a particularly favourable area for our products, especially hydrogen.**
>
> **Our teams also succeeded in achieving numerous commercial successes in new geographic markets, such as Central Europe, the Middle East, Russia and China. Furthermore, our engineering activities, which are a key source of technological advantage, and a driver of our future development, registered record levels of activity.**
>
> **Thus, these first six months allow us to confirm, at constant accounting standards and excluding exceptionals, our target for the year of a growth rate in net earnings at least comparable to that published in 2004."**

1- GAS AND SERVICES

Sales from Gas and Services activities for the first half of 2005 were **4,421 million euros**, an increase of **+5.6%** on a comparable basis over the first half of 2004.

For the second quarter of 2005, Gas and Services sales reached **2,220 million euros**, up **+6.0%** on a comparable basis, showing a better trend than that seen in the first quarter.

Sales	H1 2005	Change as	On a comparable	Q2 2005	Change as	On a comparable

(millions of €)		reported	basis		reported	basis
Asia-Pacific	789	+14.9%	+7.7%	396	+17.2%	+9.3%
Americas	1,173	+7.7%	+6.3%	589	+3.6%	+6.4%
Europe	2,381	+15.1%	+4.5%	1,194	+10.7%	+4.7%
Africa	78	+5.4%	+4.9%	41	+3.5%	+4.9%
Gas and Services	**4,421**	**+12.8%**	**+5.6%**	**2,220**	**+9.7%**	**+6.0%**
Industrial Customers	2,044	+13.9%	+3.2%	1,042	+8.8%	+3.2%
Large Industries	1,261	+16.3%	+7.1%	625	+14.9%	+7.3%
Electronics	432	+4.8%	+8.7%	206	+1.8%	+12.1%
Healthcare	684	+9.0%	+7.6%	347	+8.5%	+7.9%

**excl. forex, natural gas, estimated sales from acquired Messer activities, Asian consolidation and the deconsolidation of the Electronics liquid chemicals*

*The variations discussed below are all on a comparable basis**

Asia-Pacific

In the first half, sales for Asia-Pacific were **789 million euros**, up **+7.7%** on a comparable basis. Excluding Japan, and on the same basis, growth was +18.2%.

After a flat first quarter, Japan saw slight growth with, in *Electronics*, good equipment and installation invoicing levels. Specialty gas activity remained stable, in line with semiconductor production. In a market not yet showing signs of growth, *Electronics* outside Japan, saw good development in the second quarter, thanks to high billing levels for equipment, and the start-up of new sites consuming strong carrier gas volumes in China and Taiwan. Overall, all activities are progressing in the zone, with very good performance in *Large Industries*, driven by the ramp-up of hydrogen volumes (China, South Korea) and air gases (China, Australia). *Industrial Customers* are developing satisfactorily in emerging countries.

Americas

In the Americas, sales to June 30th were **1,173 million euros**, an increase of **+6.3%** on a comparable basis.

...y in *Industrial Customers* was very strong in the US with acceleration in the second ...hanks to the signing of new contracts. Recently acquired assets from Messer and ...merican operations contributed significantly, with increased liquid volumes and ...fforts on cylinder gases. *Large Industries* benefited from new hydrogen capacity on-stream for our clients. Air gas volumes in chemicals reflect a temporary de-... effect in a flat market for chemicals in the US. *Electronics* progressed well, based ...ipment and installation sales.

...ope

...s reached **2,381 million euros**, up **+4.5%** on a comparable basis.

...European *Healthcare* markets, our activities saw very solid performance in the first half, with an acceleration in the second quarter. All our products and services in hospitals (oxygen, installations), homecare (oxygenotherapy) and hygiene (+15%) contributed to this growth.

Large Industries was driven by the development of environmental norms, which are prompting an increase in hydrogen sales. Air gases, linked with industrial activity, notably steel, saw moderate growth. Cogeneration activity was slightly down due to seasonality.

Despite a continued slow environment, *Industrial Customers* maintained levels of activity with positive pricing efforts for cylinder gases and better performance in Southern Europe, with a slight improvement seen in the second quarter.

Semiconductor industry projects in Germany are underpinning double-digit growth for *Electronics* in Europe.

Analysis by activity

In the first half, **Large Industries** recorded satisfactory performance, with strong contributions from hydrogen and emerging markets. Air gases saw contrasting growth in different geographies, in line with steel and chemical market trends.

Growth in **Electronics** was driven by Asia (Taiwan and China) with strong Equipment and Installation sales and good volumes for carrier gases. Specialty gas sales saw notable signs of recovery in the second quarter, after some erosion at the end of 2004. As anticipated, chemical liquid activities were deconsolidated from the beginning of the second quarter.

Progress in **Industrial Customers** came mostly from strong growth in the US, Latin America and emerging Asian countries. In Europe, services activities complement new contracts to ensure sales growth. The Group's priorities in Europe remain centred on commercial efficiency and productivity.

With a very good second quarter for all activities, **Healthcare** registered significant growth for the sixth consecutive quarter. Europe is the main contributor, thanks to our leadership positions. Homecare activities, recently divested in the US, were deconsolidated from the beginning of the second quarter.

2 – RELATED ACTIVITIES

Sales *(millions of €)*	H1 2005	On a comparable basis	Q2 2005	On a comparable basis
Welding	257	**+5.3%**	132	**+5.3%**
Engineering and Construction	178	**+32.7%**	114	**+106.4%**
Other activities	185	**+0.5%**	99	**+7.1%**
Related activities	**620**	**+10.3%**	**345**	**+26.5%**

* *excluding forex and perimeter effects.*

Welding activities maintained good growth levels.

Engineering and Construction made notable progress, thanks to numerous sales in new geographies, which introduce AIR LIQUIDE production technology and brand presence.

Financial calendar 2005

First half results	Tuesday 6 September 2005
Third quarter results	Wednesday 26 October 2005
Fourth quarter results	Thursday 26 January 2006

Full year results Monday 27 February 2006

A full calendar of financial announcements for 2006 will be published as part of the first half 2005 results announcement on September 6th, 2005.

Appendices

****

*Present in more than 70 countries, **Air Liquide** is the world leader in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly **enhanced technologies**. These solutions, which are in line with **Air Liquide**'s commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, **Air Liquide** has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on confidence and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, the Group's results have **grown without interruption**. In 2004 its turnover rose to €9,376 million, almost 80% of it outside France. Air Liquide is listed on the Bourse de Paris and is a member of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073.*

For more information, please contact:

Investor Relations	Corporate Communication
Matthieu Baumgartner: +33 1 40 62 55 19	**Dominique Maire:** +33 1 40 62 53 56
Caroline Morand: +33 1 40 62 55 41	**Joëlle Ambon:** +33 1 40 62 51 31

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Press releases

6/20/2005

Air Liquide sells its interest in Séchilienne-Sidec

AIR LIQUIDE SELLS ITS INTEREST IN SÉCHILIENNE-SIDEC

Séchilienne-Sidec, in which Air Liquide has a **39.5% interest**, is a listed company that designs, builds and operates steam and electricity production units from renewable energy sources.

The company's activities center on sustainable development and focus on niche markets: energy production through cogeneration (dual-fuel power stations using coal and bagasse) in overseas departments and territories, Indian Ocean, Caribbean and, more recently, in France developing wind energy.

Air Liquide regularly examines its investment portfolio paying particular attention to development potential in line with the Group's activities. Séchilienne-Sidec's activities have a specific market positioning and, as a result, Air Liquide has decided to sell **its 39.5% interest in the Company.**

Following the review of several options, a share transfer contract was signed Friday, June 17, 2005, with **Apax Partners France**, a leading capital-investment firm. This agreement, while still subject to a regulatory approval in France, is part of development plans of Séchilienne-Sidec and involves its management teams to ensure continuity.

Air Liquide's interest in Séchilienne-Sidec will be sold for **162.3 million euros representing 300 euros a share.**

This transaction will enable Air Liquide to strengthen its investment capacity in its core businesses and key growth drivers in particular: Large Industries, Asia and Healthcare. For its part, Séchilienne-Sidec will have a first-class partner to further develop its technologies and business.

****

*Present in more than 70 countries, **Air Liquide** is the world leader in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly **enhanced technologies**. These solutions, which are in line with **Air Liquide**'s commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, **Air Liquide** has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on confidence and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, the Group's results have **grown uninterruptedly**. In 2004 its turnover rose to €9,376 million, almost 80% of it outside France. Air Liquide is listed on the Bourse de Paris and is a member of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073.*

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations
Matthieu Baumgartner : + 33 (0)1 40 62 55 19

Corporate Communication
Dominique Maire : +33 (0)1 40 62 53 56
Joëlle Ambon : +33 (0)1 40 62 51 31

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5/9/2005

Transition of accounts to IFRS standards

TRANSITION OF ACCOUNTS TO IFRS STANDARDS
LIMITED IMPACT ON REPORTED FIGURES

On Monday May 9 2005, Air Liquide announced the impact of the transition to IFRS accounting standards on its 2004 financial accounts. This change of accounting standards required preparatory work underway since 2003.

The profit and loss account and the opening balance sheet in accordance with the IFRS standards and endorsed by the European Union were submitted to the statutory auditors for their opinion.

The adopted options are consistent with the prudent principles and accounting methods previously applied by the Group and therefore have a limited impact on reported figures.

A detailed presentation is available on our website: www.airliquide.com.

Impact on 2004 profit and loss account

The impact of the new IFRS standards on financial year 2004 is neutral, as the one-off expensing of restructuring charges incurred following the Messer acquisition offsets the ending of goodwill amortization. In total, 2004 net income is 780 M€ under IFRS, compared to 778 M€ under French accounting standards.

Going forward, the P&L impact will be positive, notably due to the non-amortization of goodwill and the adjustment of depreciation policies relating to tangible assets.

The margin ratio (current operating profit over sales) is 14.6% under IFRS standards compared to 13.6% under French accounting standards.

Impact on 2004 opening balance sheet

The impact of the new accounting standard on equity (including minority interests) is limited to -434 M€, less than 8% of shareholders' equity as of 1st January 2004 under French accounting standards. This impact is principally due to the following restatements:

- With regard to the balance sheet, certain pension commitments, which were disclosed in detailed quantified notes in the appendix in the annual report, were not previously provided for. In total, the after tax impact on shareholders' equity is -403 M□ for France and -178 M□ outside France.

  Clearly, underlying commitments are unchanged, particularly ceilings limiting the occurrence of 'top hat' pension plans in France. The scheme, which has been closed in 1996, remains unfunded and will therefore not have any cash impact. Annual P&L charges remain the same.

- The increased value of our tangible assets following the adjustment of depreciation policies has an after tax impact of +230 M□ on shareholders'

equity.

Other IFRS standards do not have any significant impact on opening shareholders' equity including minority interests as of 1st January 2004.

2005 financial calendar

AGM	Wednesday 11 May 2005
1st half 2005 sales (IFRS)	Tuesday 26 July 2005
1st half 2005 results (IFRS with restated 2004 comparison)	Tuesday 6 September 2005
3rd quarter 2005 sales (IFRS)	Wednesday 26 October 2005
2005 full year results (IFRS with restated 2004 comparison)	February 2006

****

Present in more than 70 countries, ***Air Liquide*** *is the world leader in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly* ***enhanced technologies****. These solutions, which are in line with* ***Air Liquide****'s commitment to* ***sustainable development****, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902,* ***Air Liquide*** *has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on confidence and* ***transparency*** *and guided by the principles of* ***corporate governance****. Since the publication of its first consolidated financial statements in 1971, the Group's results have* ***grown uninterruptedly****. In 2004 its turnover rose to €9,376 million, almost 80% of it outside France. Air Liquide is listed on the Bourse de Paris and is a member of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073.*

For more information, please contact::

Investor Relations	Corporate Communication
Matthieu Baumgartner: +33 1 40 62 55 19	**Dominique Maire:** +33 1 40 62 53 56
	Joëlle Ambon: +33 1 40 62 51 31

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4/21/2005
Q1 2005 consolidated sales

Q1 2005 CONSOLIDATED SALES

Continued growth in the first quarter Consolidated sales: 2,476 million euros (+13.3%)

Consolidated sales for the first quarter 2005 were **2,476 million euros**, an increase of **+13.3%** compared with the first quarter of 2004.

Sales in Gas and Services, which represent more than 88% of total Group sales, reached **2,201 million euros**, an increase of **+16.2%** over the same period in 2004. This figure includes sales from acquired Messer operations of 180 million euros, a contribution of **+9.5%**, and comparable growth from our activities of **+5.1%**.

Commenting on these figures, **Benoît Potier, Chairman of the Management Board of Air Liquide**, said:

> **"During the first quarter of 2005, we obtained good performance from the most dynamic geographic markets and activities.**
>
> **Sales growth in the first months of the year comes chiefly from our main growth markets. Hydrogen is developing rapidly, both in the US and Europe. Our European Healthcare activities are making favourable progress in medical gases and homecare. In a more volatile environment, good levels of activity were maintained in Electronics, particularly with equipment and installation sales in Asia, which will be followed by future gas sales. Besides Electronics, our development in emerging Asia is continuing with sustained momentum.**
>
> **Recently acquired Messer operations are developing in line with our expectations both in terms of activity and of anticipated synergies.**
>
> **On this basis, the Group maintains its outlook for the full year."**

1 – GAS AND SERVICES

The first quarter saw very good levels of activity, with sales of 2,201 million euros. Compared with the first quarter of 2004, growth was +5.1% on a comparable basis (excluding foreign exchange, natural gas and major perimeter changes).

Sales *(millions of €)*	1st quarter 2005	Change as reported	Q1 change *(excl. Forex, natural gas, Asian consolidation)*	
			with Messer	***excl. Messer***
Asia-Pacific	393	+12.8%	+6.3%	+6.3%
Americas	584	+12.1%	+13.6%	+6.1%
Europe	1,187	+19.8%	+18.5%	+4.2%

Africa	37	+7.5%	+4.8%	+4.8%
Gas and Services	**2,201**	**+16.2%**	**+14.6%**	**+5.1%**
Industrial Customers	1,003	+19.7%	+19.1%	+3.2%
Large Industries	636	+17.8%	+14.0%	+6.9%
Electronics	225	+7.7%	+5.3%	+5.3%
Healthcare	337	+9.5%	+10.0%	+7.2%

Figures given below exclude foreign exchange, natural gas, Messer and the consolidation of Asian activities.

Asia-Pacific

Sales reached **393 m€**, an increase of **+6.3%** on a comparable basis. Excluding Japan, comparable growth was **+16.4%**.

Activity in **China** was strengthened by our presence in new basins : with significant success in Large Industries and Engineering over the last 18 months. The Group recently enhanced its geographic presence by signing new contracts, increasing to six the number of air separation units in service in China. In **Electronics**, we achieved strong growth in China and Taiwan, notably thanks to equipment and installation sales, most particularly in the TFT-LCD segment. The coming quarters will see the ramp-up of gas sales, in tandem with the start-up of new production units for semiconductors and flat screens.

In **Japan**, activity was underpinned by equipment and service sales in Electronics and Industrial Customers.

Americas

In the Americas, sales reached **584 m€**, up **+6.1%** on a comparable basis, in addition to which Messer activities contributed an increase of **+7.5%**.

In the **US**, growth remains strong in industrial gases, driven by continued strong chemicals demand in Large Industries and the effect of economic growth on Industrial Customers. **Messer** integration, in line with expectations, allowed us to strengthen significantly the Group's competitive positioning. Synergies are progressing as anticipated.

The first quarter saw the start-up of a large **hydrogen** unit (100,000 m3/h) situated in El Segundo in California. To meet growing client demand, we are building additional capacity for hydrogen production.

South America registered solid growth, particularly in Large Industries.

Europe

Sales amounted to **1,187 m€**, increasing by **+4.2%** on a comparable basis, with Messer assets contributing a further **+14.3%**.

Medical gases, homecare and **hygiene** continue to deliver solid growth. The Group made focused homecare and hygiene acquisitions in Austria and Germany, allowing us to be better positioned in these two countries.

The ramp-up of hydrogen units in Puertollano (Repsol), Antwerp (BASF) and Port Jérôme (Exxon) contributed to sustained growth in **Large Industries**, which benefited from good levels of activity, particularly in the steel market.

Sales of **electronic equipment** in Germany were strong in the quarter.

Sales for **Industrial Customers** were boosted by Messer activities and our development in Central Europe. In a slow economic environment, our new pan-European organization will enable us to reduce our cost base by pooling certain resources.

2 – Related activities

Sales *(millions of €)*	1st quarter 2005	Q1 change *(like-for-like)*
Welding	125	**+5.2%**
Engineering and Construction	64	**<+19.3%>**
Other activities	86	**<+6.2%>**
Related activities	**275**	**<+5.1%>**

Welding activities registered good growth. **Engineering and Construction** sales were lower, owing to an unfavorable base for comparison – however the outlook for 2005 remains positive, in view of expected invoicing in the coming quarters.

2005 financial calendar

IFRS conference call	Monday 9 May 2005
AGM	Wednesday 11 May 2005
1st half 2005 sales	Tuesday 26 July 2005
1st half 2005 results	Tuesday 6 September 2005
3rd quarter 2005 sales	Wednesday 26 October 2005
2005 full year results	February 2006

APPENDIX

****

Present in more than 70 countries, ***Air Liquide*** *is the world leader in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly* ***enhanced technologies****. These solutions, which are in line with* ***Air Liquide****'s commitment to* ***sustainable development****, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902,* ***Air Liquide*** *has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on confidence and* ***transparency*** *and guided by the principles of corporate governance. Since the publication of its first consolidated financial statements in 1971, the Group's results have* ***grown uninterruptedly****. In 2004 its turnover rose to €9,376 million, almost 80% of it outside France. Air Liquide is listed on the Bourse de Paris and is a member of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073.*

more information, please contact::

Relations Investisseurs	Corporate Communication
...eu Baumgartner: +33 (0)1 40 62 55 19	**Dominique Maire:** +33 1 40 62 53 56
...e Morand: +33 (0)1 40 62 55 41	**Joëlle Ambon:** +33 1 40 62 51 31

82-522

2005 Consolidated Sales

RECEIVED
2006 AUG 10 P 2:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2005 CONSOLIDATED SALES

Sales: 10,435 million euros, +10.7% Strong momentum in 2005

Consolidated 2005 sales amounted to **10,435 million euros**, an increase on 2004 of **+10.7%**. On a comparable basis (excluding currency, natural gas and perimeter effects), the increase was **+6.2%**, with, in addition, a perimeter effect of +1.8%, including notably the full year consolidation of the activities acquired from Messer.

In the fourth quarter 2005, consolidated sales were **2,827 million euros**, an increase of **+9.3%**. On a comparable basis, the increase was **+7.1%**.

Commenting on these figures, **Benoît Potier, Chairman of the Management Board of Air Liquide**, said:

> **« Air Liquide saw a strong level of activity in 2005. The successful integration of the acquired Messer activities and our growth in Large Industries and Healthcare strengthened our presence in the most advanced industrial economies. 2005 was also notable for the numerous positions we established in new territories, in Asia, Russia, and the Middle East, with gas and equipment sales.**
>
> **In view of this strong performance, in line with our expectations, in all our geographies and in all our business lines, we maintain our target of double-digit net earnings growth for 2005, excluding any significant exceptional items.**
>
> **In 2006, under presently anticipated market conditions, the expected contributions of our recent investments and our commercial successes make us confident in delivering sustained growth in our activities. »**

1 – GAS AND SERVICES

In 2005, sales for Gas and Service activities amounted to 9,148 million euros, an increase of +10.5% and of +5.5% on a comparable basis* versus 2004.

For the fourth quarter 2005, Gas and Services sales reached 2,459 million euros, an increase of +8.4% and of +6.1% on the same base of comparison.

Sales *(million €)*	FY 2005	Change as reported	Change on comparable basis*	4th quarter 2005	Change as reported	Change on comparable basis*
Asia-Pacific	1,614	*+6.7%*	*+6.1%*	412	*<13.5%>*	*+2.2%*
Americas	2,547	*+13.8%*	*+7.0%*	730	*+28.5%*	*+10.5%*
Europe	4,824	*+10.3%*	*+4.5%*	1,275	*+7.5%*	*+5.5%*
Africa	163	*+7.2%*	*+6.0%*	42	*+11.9%*	*+7.4%*

Gas and Services	**9,148**	***+10.5%***	***+5.5%***	**2,459**	***+8.4%***	***+6.1%***
Industrial Customers	4,154	*+8.3%*	*+3.0%*	1,066	*+1.6%*	*+2.4%*
Large Industries	2,744	*+21.4%*	*+8.7%*	811	*+31.9%*	*+14.4%*
Electronics	855	*<3.3%>*	*+6.6%*	211	*<18.1%>*	*+2.0%*
Healthcare	1,395	*+7.7%*	*+6.5%*	371	*+7.0%*	*+5.5%*

**on comparable basis: excluding currency, natural gas, acquired Messer activities, Asian consolidation and deconsolidation of Electronics liquid chemicals in the United States*

Variations discussed below are all on a comparable basis.

Asia-Pacific

2005 Asia-Pacific sales were **1,614 million euros**, up **+6.1%**. Excluding Japan, the zone reported double-digit sales growth, whilst progress in **China** was more than **+40%**.

Large Industries reported record growth (+26%). In China, in particular, the business line benefited from the ramp-up of our Caojing site, in the Shanghai region, and the new contract signed with Rhizao Steel. Many new contracts will further strengthen our positions in this high growth country (Tianjing, Zhenjang and Yingkou).

Similarly, **Electronics** continued along a dynamic trend, driven by our commercial successes in Asia.

This was a year of recovery for **Japan** (+3.1%), driven by good levels of activity in Large Industries, and further progress in Electronics, where equipment and installation sales were particularly active. Gas sales to Industrial Customers progressed well in 2005.

Growth in the fourth quarter was moderate by comparison, as the **fourth quarter** in 2004 was a record for equipment and installations.

Americas

In the Americas, where we benefited fully from the robust economies, full year sales amounted to 2,547 million euros, an increase of +7.0%.

In **Large Industries**, our clients very quickly resumed production at full capacity following the hurricanes of the third quarter. Over the year, hydrogen sales continued their strong growth, particularly with the ramp-up of our new El Segundo unit in California.

Industrial Customers saw sustained growth over 2005, finishing the year with a very buoyant fourth quarter, despite rises in energy costs. In North America, sales were driven by strong volume increases and good pricing effect. Furthermore, we significantly developed our nitrogen and CO_2 activities in the Alberta oil fields of Canada.

Electronics reported sustained growth in 2005, with good equipment sales. We signed new on-site contracts.

In the **fourth quarter**, there was a double-digit increase in sales in the Americas zone, at +10.5%.

Europe

Full year sales were **4,824 million euros**, an increase of **+4.5%**.

Large Industries progressed, thanks to hydrogen volume growth, with the ramp-up of new units at Port-Jérôme (France), La Corogna (Spain) and Antwerp (Belgium). Air gas sales are stable, reflecting European steel market activity. Cogeneration sales rose, with the start-up of a new unit in Germany.

In a generally difficult European economic environment, particularly in France, Germany and Italy, **Industrial Customers** experienced moderate sales growth.

Strong development continued for our **Healthcare** activities, particularly in Germany, where growth was helped by homecare acquisitions. In France, homecare and hygiene did particularly well.

In **Electronics**, carrier gas sales rose, led by Germany, which is seeing the first effects of the AMD contract, offsetting a slight decrease in equipment and installation sales.

We took numerous new positions in **Eastern Europe**, with contracts signed in Poland, Russia, Romania and Bulgaria.

In the **fourth quarter**, European sales rose by +5.5%.

2 – RELATED ACTIVITIES

Sales (million €)	FY 2005	On a comparable basis *	4th quarter 2005	On a comparable basis *
AL Welding	512	*+6.0%*	137	*+8.5%*
Engineering & Construction	419	*+27.1%*	147	*+24.6%*
Other activities	356	*+4.7%*	83	*+9.2%*
Related activities	**1,287**	***+11.7%***	**367**	***+14.7%***

**on comparable basis: excluding currency, natural gas, acquired Messer activities, Asian consolidation and deconsolidation of Electronics liquid chemicals in the United States*

Welding saw the benefits of the restructuring work undertaken since 2004, with accelerating growth.

…ngineering and Construction activities are very dynamic, confirming the Group's strong …tive positioning. Our production facilities are fully loaded.

…icals progressed over the year, recording a fourth quarter growth rate higher than during the same …a last year.

…ancial calendar 2006

2005 full year results	Monday 27 February 2006
First quarter 2006 sales	Wednesday 26 April 2006
AGM	Wednesday 10 May 2006

First half 2006 sales	Wednesday 26 July 2006
First half 2006 results	Monday 4 September 2006
Third quarter 2006 sales	Thursday 26 October 2006

Appendices

****

*Present in more than 70 countries, **Air Liquide** provides industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totalled 10,345 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Investor Relations

Anthony McCord: +33 1 40 62 55 19

Group Corporate Communications

Dominique Maire: +33 1 40 62 53 56

Corinne Estrade-Bordry: +33 1 40 62 51 31

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82-5224

2/28/2005
2004 consolidated earnings

2004: A MILESTONE YEAR

Net earnings per share: +7.8% (+10.3% excluding foreign exchange)
Proposed dividend: 3.50 euros per share

The Supervisory Board of Air Liquide, chaired by Alain Joly, met on 25 February 2005 and reviewed the financial statements for 2004 presented by Benoît Potier, Chairman of the Management Board.

In 2004, Air Liquide recorded further growth in **net earnings** reaching **777.5 million** euros, an increase of **+7.1%. Net earnings per share** (7.20 euros) rose by **+7.8% (+10.3% excluding foreign exchange)**.

Benoît Potier, Chairman of the Management Board, said:

> **"The year 2004 marked a return to steadier growth in our key businesses, particularly with rapid development of hydrogen and emerging Asia, and renewed momentum in our US markets and Healthcare in Europe. This growth was reinforced by the successful acquisition and integration of Messer activities.**
>
> **In this context, the Group has delivered a further increase in profits for 2004, whilst maintaining margins, thanks to its renewed productivity initiatives.**
>
> **Furthermore, strong cash flow and a selective approach to investment ensure continued financial strength, with debt levels lower than anticipated and very good return on capital employed.**
>
> **Overall, 2004 was a milestone year for the Group. In light of this good performance and a favorable outlook, the Management Board is proposing a significant dividend increase.**
>
> **Our business successes over the past three years and dynamic growth drivers position us to target, once again, a growth rate in net earnings in 2005 at least comparable to that published in 2004."**

Following the bonus issue in June 2004, of one share for every ten shares held, a dividend of 3.50 euros per share will be proposed at the next General Shareholders' Meeting, representing an effective increase of more than 20% over last year.

Key 2004 figures

In addition to the comparison of published figures, financial information is given excluding

foreign exchange and the impact of fluctuations in natural gas prices and, where appropriate, excluding Messer. Since industrial and medical gases are not exported, the impact of currency fluctuations on sales and results is limited to the accounting consolidation in euros of the financial statements of our foreign subsidiaries. Fluctuations in natural gas prices are passed on to our customers through indexed pricing clauses.

In millions of Euros	2003	2004	04/03	04/03 excl forex
Total sales	8,394	**9,376**	**+11.7%**	+7.1%*
Of which Gas and Services sales	*7,389*	*8,275*	*+12.0%*	*+6.6%**
Operating profit before depreciation and amortization (EBITDA)	2,005	**2,191**	**+9.3%**	+12.0%
Operating profit (EBIT)	1,196	**1,277**	**+6.8%**	+9.2%
Net profit	726	**778**	**+7.1%**	+9.6%
Funds from operations	1,542	**1,695**	**+9.9%**	+12.6%
Net earnings per share*** (in €)	6.68**	**7.20**	**+7.8%**	+10.3%
Dividend per share (in €)	2.90**	**3.50**	**+20.7%**	
ROCE after tax	11.6%	**11.3%**		

** excluding foreign exchange, natural gas, Messer, and impact of consolidation of Asian activities*
*** adjusted for impact of bonus share issue in June 2004*
**** number of shares outstanding at 31 December 2004, for net EPS calculation: 107,937,967*

Messer acquisition

The Messer acquisition marks a turning point for the Group, giving it new momentum and strengthened presence in key markets. Integration of teams is now complete and the transaction was finalized in less than a year, in very favorable financing conditions. Net investment amounts to 2 billion euros for retained full year sales in the order of 780 million euros. In 2004, acquired Messer activities grew in line with the Group.

Group results

Consolidated sales for 2004 reached 9,376 million euros, an increase of +11.7%. Excluding foreign exchange, natural gas and the consolidation impact of Messer and JVs in Singapore and Hong Kong, the increase was +7.1%.

Operating profit before depreciation and amortization was 2,191 million euros, an increase of +9.3% and of +12.0% excluding foreign exchange.

This result was delivered with **margins maintained**. Productivity initiatives undertaken with the launch of the OPAL program and pricing action enabled the Group to fully offset increased costs stemming principally from energy and the implementation of new IT systems.

After depreciation and the amortization of the goodwill attributable to the Messer acquisition, **operating profit** amounted to 1,277 million euros, an increase of +9.2% (excluding foreign exchange).

Margins (ratio of operating income to sales) were therefore maintained at 14.1% (excluding natural gas and Messer) compared with 14.2% in 2003.

Following the Messer acquisition, financed entirely by debt, **financial expenses** stood at

143 million euros versus 106 million euros in 2003. Excluding this acquisition, financial expenses fell significantly (-17%) reflecting lower cost of debt.

The contribution from **associated companies** was 37 million euros, a decrease of 13 million euros, following the consolidation of subsidiaries in Singapore and Hong Kong in 2004.

Other expenses amounted to -68 million euros, compared with -50 million euros in 2003. In particular, these include provisions for restructuring.

Proceeds from **divested Messer activities** contributed 32 million euros, including net capital gains from disposals.

The **effective tax rate** decreased to 27.5% from 29.6% in 2003, partly due to ongoing tax optimization efforts, particularly in Europe.

Minority interests increased by +14% owing to very good results from Japan Air Gases, which saw the benefits of synergy plans initiated in 2003 achieved a year ahead of schedule.

Overall, **Group consolidated net profit** was 778 million euros, an increase of 7.1% (+9.6% excluding foreign exchange). As announced, the contribution of Messer activities consolidated since May had a neutral impact on results for the year.

Net earnings per share rose by +7.8% (+10.3% excluding foreign exchange).
In 2004, the Group bought back 337,243 shares at an average price of 131.6 euros, amounting to a total of 44.4 million euros.

Financial position and balance sheet

Funds from operations were **1,695** million euros, an increase of 12.6% excluding foreign exchange. This is in line with operating growth before depreciation and amortization. In total, funds from operations represent 18% of sales.

Capital expenditure amounted to 998 million euros over the year (excluding the Messer acquisition) – up compared with last year owing to investment decisions for growth made during the past two years. At 31 December 2004, the ratio of capex to sales was 10.6%.

In 2004, our **investment decisions** totaled 1,200 million euros, reflecting numerous commercial successes across all geographic zones and in markets with strong potential.

After increased working capital, share buybacks and a conversion impact, **net debt** was 3,790 million euros, representing a decrease of almost 1 billion euros since June 2004, ahead of our expectations.

Gearing was therefore 66% at 31 December 2004, a better level than anticipated. Following the Messer acquisition, the Group's financial structure continues to be very strong.

At 31 December 2004, **return on capital employed** after tax was 11.3% versus 11.6% in 2003. Excluding the Messer acquisition, return on capital employed was 12.2%.

Analysis by geographic zone

In a moderate economic environment, operating profit in **Europe (including France)** rose to 881 million euros. This growth was linked in particular to good results in Northern Europe and in Large Industries. In France, growth was more varied.

In the **Americas**, operating profit was 311 million euros, reflecting very sustained growth driven in particular by volumes in the US and productivity initiatives.

In **Asia-Pacific**, operating profit was 218 million euros, with very strong growth linked to rising volumes in emerging Asia and the completion of synergies from Japan Air Gases.

Outlook

Following 2004, which marked an important stage in Air Liquide's development, the Group's financial strength continues and 2005 has begun in a positive trend, due to:

- focus on **profitable growth in emerging economies**;
- **development** of our **key growth drivers**: hydrogen, Asia, Electronics, homecare and hygiene in Europe;
- integration of Messer activities within **a new European framework**;
- achievement of **50% of anticipated Messer synergies** in 2005;
- the ramp-up of benefits from **OPAL**, a program targeting improved productivity and more effective sharing of best practices.

2005 financial calendar

Publication of Annual Report *indication of first IFRS impacts non audited*	Beginning April, 2005
First Quarter Sales 2005 (IFRS)	Thursday 21 April, 2005
IFRS Information meeting	May, 2005
Annual General Shareholders' Meeting	Wednesday 11 May, 2005
First half 2005 sales (IFRS)	Tuesday 26 July, 2005
First half 2005 results (IFRS) with restated 2004	Tuesday 6 September, 2005
Third quarter 2005 sales (IFRS)	Wednesday 26 October, 2005
Full year results 2005 (IFRS) with restated 2004	February 2006

Appendices

****

*Present in more than 70 countries, **Air Liquide** is the world leader in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly **enhanced technologies**. These solutions, which are in line with **Air Liquide**'s commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, **Air Liquide** has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on confidence and **transparency** and guided by the principles of corporate governance. Since the publication of its first consolidated financial statements in 1971, **Air Liquide** has posted **strong and steady earnings** growth. Sales in 2004 totaled 9,376 million euros, of which sales outside France accounted almost 80%. Air Liquide is listed on the Euronext Paris stock exchange and is a component of the CAC 40 and EuroStoxx 50 indices (ISIN code FR 0000120073).*

For more information, please contact:

Relation investisseurs	Corporate Communication
Matthieu Baumgartner: +33 (0)1 40 62 55 19	**Dominique Maire:** +33 1 40 62 53 56
Caroline Morand: +33 (0)1 40 62 55 41	**Joëlle Ambon:** +33 1 40 62 51 31

82-52:

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1/26/2005
2004 consolidated sales

2004 CONSOLIDATED SALES

2004: a very significant year for the Group
Sales: 9,376 million Euros, +11.7 %

Consolidated sales for 2004 were 9,376 million Euros, an increase of +11.7% over 2003. This figure includes growth of +7.1% from our activities (excluding foreign exchange and natural gas) and the contribution of acquired Messer operations (470 million Euros over eight months) of +5.6%.

In the 4th quarter 2004, consolidated sales reached 2,554 million Euros. They include acquired Messer operations (178 million Euros) as well as the first time proportional consolidation of full year sales in our joint ventures in Singapore and Hong Kong (110 million Euros). Excluding these effects and adjusted for foreign exchange and natural gas, activities grew by +5.8% over the period.

Commenting on these figures, **Benoît Potier, Chairman of the Management Board of Air Liquide**, said:

"Year 2004 was very significant for Air Liquide, due to the acquisition and successful integration of Messer operations which enhances our core business in Europe and the US and the delivery of accelerated growth which confirms our strategy.

As a result, the Group has recorded strong consolidated sales growth for the year. Our hydrogen activities have developed strongly and both our homecare and service businesses have confirmed their ability to deliver sustainable growth. In 2004, we grew in all our markets, in Europe, the US and Asia, and particularly in China, demonstrating the Group's new momentum.

For 2004, we confirm higher growth in reported net earnings than in 2003, close to the Group's organic sales growth for the year.

In 2005, these positive trends should continue with the development of our growth drivers and geographic expansion."

Gas and Services

In 2004, Gas and Services sales, which represent almost 90% of the Group's activities, amounted to 8,275 million Euros, registering growth of +6.6% excluding foreign exchange, natural gas and major perimeter effects.

Sales in the 4th quarter reached a good level at 2,268 million Euros – an increase of +6.0% over the 4th quarter 2003, on the same basis.

Analysis by geographic zone

Sales (million of €)	31st December 2004	2004 / 2003 (excl. forex, natural gas, Asian consolidation)		4th quarter 2004	Q4 variation (excl. forex, natural gas, Asian consolidation)	
		with Messer	**excl. Messer**		with Messer	**excl. Messer**
Asia-Pacific	1,512	+7.5%	**+7.5%**	477	+7.5%	**+7.5%**
Americas	2,238	+11.3%	**+6.5%**	569	+11.7%	**+4.2%**
Europe (excl. France)	2,754	+23.9%	**+7.4%**	764	+31.2%	**+7.0%**
France	1,619	+5.0%	**+5.0%**	421	+5.6%	**+5.6%**
Africa	152	+5.8%	**+5.8%**	37	+3.4%	**+3.4%**
Gas and Services	**8,275**	**+13.0%**	**+6.6%**	**2,268**	**+15.4%**	**+6.0%**

Figures given below exclude foreign exchange, natural gas, the consolidation of Asian and Messer activities.

Asia-Pacific

2004 was a strong year for the Asia-Pacific zone. The industry region grew by **+7.5% and by +15.7% excluding Japan**. All businesses are growing. The ramp-up of large contracts notably in South Korea and the dynamic semi-conductor market (particularly for flat screens) underpinned this performance. In Japan, activity was stronger at the end of the year, thanks notably to Electronics and a better 4th quarter in Industrial Customers. Best performances were seen in other Asian countries, with very significant growth in China and Korea.

The outlook for our activities in the zone remains very favorable, with the start-up of large contracts and recent investment in Electronics.

Sur la zone, nos perspectives restent très favorables avec le démarrage de grands contrats et les investissements récents dans l'Electronics.

Americas

The Americas also performed well. Sales in the zone rose **+6.5%** in 2004, with high utilization rates of our capacity and new developments.

In North America, Industrial Customers registered a significant increase in liquid volumes, benefiting from the economic environment. Activity in Large Industries was sustained throughout the year and we started up a very large 100,000m3/hour hydrogen unit in California in the 4th quarter. Contracts won in 2004 in hydrogen and Electronics and the integration of Messer will enable us to sustain our momentum in the American continent in 2005.

Europe

Over the year, **France** saw growth of **+5.0%** and **Europe excluding France of +7.4%**.

Air Liquide activities in Europe achieved significant growth, despite a weaker economic environment. This is the result of our strategy of developing new markets: hydrogen, healthcare and services. The integration of Messer in Germany is progressing favourably, with a new organisational structure fully in place since 1st January 2005.

In Large Industries, our hydrogen capacity was tripled, with the start-up of units in France, Spain and Belgium. Our products and services in Healthcare are recording sustained growth. Industrial Customers are benefiting from the integration of enlarged offer and

services.

The continued ramp-up of large contracts and the developments in Healthcare businesses ensure good prospects for 2005.

Analysis by activity

Sales (million of €)	31st December 2004	2004 / 2003 (excl. forex, natural gas, Asian consolidation)		4th trimestre 2004	Q4 variation (excl. forex, natural gas, Asian consolidation)	
		with Messer	***excl. Messer***		with Messer	***excl. Messer***
Industrial Customers	3,834	+15.1%	**+4.5%**	1,048	+19.9%	**+4.0%**
Large Industries	2,261	+14.7%	**+10.0%**	615	+14.5%	**+7.5%**
Electronics	884	+6.7%	**+6.7%**	258	+9.6%	**+9.6%**
Healthcare	1,296	+8.5%	**+6.8%**	347	+8.7%	**+6.4%**
Gas and Services	**8,275**	**+13.0%**	**+6.6%**	**2,268**	**+15.4%**	**+6.0%**

Figures given below exclude foreign exchange, natural gas, the consolidation of Asian and Messer activities.

Industrial Customers

Industrial Customers saw growth of **+4.5%** over the year. Liquid volumes rose strongly in the US, emerging Asia and Eastern Europe. The development of services continues, particularly in Europe with the creation of Trescal (metrology). Sales of rare gases, pure gases and mixtures saw good growth momentum. At the same time as integrating the Messer activities, Germany also generated growth.

These positive trends will enable the Group to pursue further productivity efforts and further development.

Large Industries

2004 was a very good year for Large Industries, with growth of **+10.0%**. Europe shows good momentum with growth close to +40% in hydrogen for chemicals and refining. Oxygen volumes linked with the steel industry rose, particularly at the end of the year. Europe is very dynamic, with double-digit growth over the year: Large Industries currently account for more than a quarter of our activity in this zone.

outlook for 2005 looks favourable and our investments in less capital-intensive ...sses are leading to a positive evolution in our portfolio of activities. In few years, ...gen sales should equal those of oxygen.

...onics

...04, Electronics recorded growth of **+6.7%**, with a strong 4th quarter, which notably ...des high levels of equipment billing. Over the year, Asia was the leading growth ...ributor, with significant sales of ultra pure gases, equipment and installation (Japan, ...na and Taiwan). Equipment and installation also saw strong billings in Europe (AMD contract in Germany). We have continued to invest in large contracts (carrier gases).

Whilst the industry is cautious in its outlook for 2005, Air Liquide should benefit from

investments and new contracts and gain leverage from the strong balance of its geographic positioning.

Healthcare

Healthcare delivered solid growth in 2004 of **+6.8%**, with continuous increase in three businesses (hospital, homecare and hygiene) throughout the year. France, Northern Europe and Italy recorded the best performances. Homecare saw sustained growth, with the development of new market segments (treatment of respiratory diseases and diabetes in particular). Strong momentum for hospital products and services continued and, at the end of the year, hygiene registered a sequential rise in sales for the eighth consecutive quarter. These performances illustrate the quality of our products and services for the Healthcare industry: hospitals, homecare and hygiene.

2005 will enable us to continue to develop growth in Europe, with acquired Messer activities enabling stronger expansion in Germany.

Over 2004, **Services** recorded regular growth of **+8.7%**. As at 31st December 2004, they account for 18.7% of Gas and Services sales (excluding Messer and Asian consolidation), against 18.3% in 2003.

High added value services, now deployed across our range of activities (healthcare, metrology, analysis, local client support), continue to deliver double-digit organic growth.

Related activities

Sales *(Million of €)*	31st December 2004	2004 / 2003 *(excl. foreign exchange)*	4th quarter 2004	Q4 variation *(excl. foreign exchange)*
AL Welding	486	**+14.9%**	128	**+18.7%**
Engineering and Construction	277	**+11.8%**	82	**<13.9>**
Other businesses	338	**+4.7%**	76	**+7.5%**
Related activities	**1,101**	**+10.7%**	**286**	**+4.6%**

Related activities delivered dynamic performance throughout the year, with growth of **+10.7% excluding foreign exchange**.

› **Engineering and Construction** and welding (**AL Welding**) grew more than 10%.

› In other businesses, diving (**Aqualung**) progressed by +9.5%.

› In the 4th quarter, performance was in line with 2003 and the variation in the growth rate of **Engineering and Construction** simply reflected the different billing calendar from 2003.

2005 financial calendar

2004 annual results	Monday 28 February 2005
1st quarter 2005 sales	Thursday 21 April 2005
AGM	Wednesday 11 May 2005
1st half 2005 sales	Tuesday 26 July 2005
1st half 2005 results	Tuesday 6 September 2005
1. quarter 2005 sales	Wednesday 26 October 2005

IFRS norms

On 28 February 2005, full year results for 2004 will be presented according to French accounting standards. On this occasion, the Group will present an update of the main non-audited impacts resulting from the transition to IFRS. A specific information meeting will be held in June to provide details about the new standards and present the opening balance sheet and the 2004 profit and loss statement. First half 2005 results will be published on 6 September 2005 according to IFRS norms, with restated 2004 figures.

APPENDIX

****

*Present in 65 countries, **Air Liquide** is the world leader in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly **enhanced technologies**. These solutions, which are in line with **Air Liquide**'s commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, **Air Liquide** has more than 35,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on confidence and **transparency** and guided by the principles of corporate governance. Since the publication of its first consolidated financial statements in 1971, **Air Liquide** has posted **strong and steady earnings** growth. Sales in 2004 totaled 9,376 million euros, of which sales outside France accounted almost 80%. Air Liquide is listed on the Euronext Paris stock exchange and is a component of the CAC 40 and EuroStoxx 50 indexes (ISIN code FR 0000120073).*

Pour tout renseignement complémentaire, veuillez contacter :

Investor Relations	Corporate Communication
Matthieu Baumgartner: +33 1 40 62 55 19	**Dominique Maire:** +33 1 40 62 53 56
Caroline Morand: +33 1 40 62 55 41	**Joëlle Ambon:** +33 1 40 62 51 31

www.airliquide.com

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Press Corner

Press releases

12/3/2004

Air Liquide concludes the acquisition of Messer activities

Air Liquide concludes the acquisition of Messer activities and reduces its debt

The sale to the US company Praxair of certain assets in large industry, bulk and cylinder gas which were required to be divested in Germany, has received official clearance from European and German authorities and takes effect today. This concludes the main program of divestments put in place to meet the requirements of the European and US competition authorities. These divestments, which represent a total value of 670 million euros, will enable the Group to reduce its net debt to equity ratio to around 70% from the end of the year.

Overall, the Messer transaction, which constitutes a major strategic step forward for the Group, involved an initial investment of 2.68 billion euros. After the required divestments, the total net investment is 2 billion euros for acquired sales of around 780 million euros, in line with original estimates. The transaction is accretive from the first twelve months. The positive effect of synergies, confirmed at 100 million euros, will become apparent from 2005. Including synergies, the acquisition has been achieved on the basis of a multiple of 7 times EBITDA.

The Air Liquide group succeeded in finalizing the acquisition of Messer Griesheim activities in only 11 months, including authorization from the competition authorities (European Commission and Federal Trade Commission) and announced divestments. The operational integration of acquired activities is well advanced thanks to the work of teams in place since March 2004. The management teams of the new enlarged entity were designated according to their respective skills.

The global and European leader in industrial gases, Air Liquide moves into second place in Germany, Europe's leading economy, and now has a focused presence in the UK.

82-522

The Group has considerably strengthened its presence in the US, the world's largest economy, where it is currently positioned third in the sector, close to the number two.

Benoît Potier, Chairman of the Management Board, said:

"Our acquisition of Messer Griesheim activities is now complete and gives the Group a new dimension. We were able to seize this opportunity and conclude the transaction within a very tight schedule. The acquisition enables us to reinforce the scope of our activities and our proximity to customers, and creates value for our shareholders."

****

Present in 65 countries, ***Air Liquide*** *is the world leader in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly* ***enhanced technologies****. These solutions, which are in line with* ***Air Liquide****'s commitment to* ***sustainable development,*** *help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902,* ***Air Liquide*** *has more than 35,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on confidence and* ***transparency*** *and guided by the principles of corporate governance. Since the publication of its first consolidated financial statements in 1971,* ***Air Liquide*** *has posted* ***strong and steady earnings*** *growth. Sales in 2003 totaled 8,394 million euros, of which sales outside France accounted almost 80%. Air Liquide is listed on the Euronext Paris stock exchange and is a component of the CAC 40 and EuroStoxx 50 indexes (ISIN code FR 0000120073).*

For more information please contact:

Investor relations	Corporate communication
Matthieu Baumgartner: +33 1 40 62 55 19	**Dominique Maire:** +33 1 40 62 53 56
Caroline Morand: +33 1 40 62 55 41	**Joëlle Ambon:** +33 1 40 62 51 31

www.airliquide.com

10/28/2004

Third quarter sales

Consolidated sales at 30th september 2004

Consolidated sales for first 9 months: +9.4% Growth confirmed in 3rd quarter

Consolidated sales to 30th September 2004 were 6,823 million euros, an increase of +9.4% over 2003. Excluding foreign exchange and natural gas effect, the Group registered growth over 9 months of +12.3%, of which +7.6% came from activities and +4.7% from acquired Messer activities.

In the third quarter, consolidated sales were 2,353 million euros, up +15.5%. Excluding foreign exchange and natural gas effect, growth was +17.4%, of which +8.5% came from activities and +8.9% was from the acquired Messer businesses.

Commenting on these figures, Benoît Potier, **Chairman of the Management Board of Air Liquide**, said:

"The first 9 months of 2004 represent a new step in the development of the Group with the full contribution of the Messer activities now consolidated for 5 months – nearly 300 million euros – and the progress coming from our growth drivers in hydrogen, homecare and services.
The Group sales grew faster than the economic environment which was significantly better than in 2003.
n view of this level of activity and our continuing efficiency program partially compensating for higher costs, in particular energy and raw materials, we confirm our 2004 target to deliver a higher growth in reported net earnings than in 2003. This growth should be close to the Group's organic sales growth for the year."

AS AND SERVICES

September 2004, on a comparable basis (excluding foreign ge and natural gas), Gas and Services sales, representing 90% of the Group's activities, grew +12.2% over 9 months, h +6.8% came from activities and +5.4% from the acquired r businesses.

3rd quarter, this increase was +16.4% of which +6.4% was core activities and +10.0% from the acquired Messer inesses.

Analysis by geographic zone

Sales (million €)	To 30th September 2004	9 month variation excl. forex and natural gas		3rd quarter 2004	3rd quarter variation excl. forex and natural gas	
		with Messer	**excl. Messer**		with Messer	**excl. Messer**
Asia-Pacific	1,036	+7.5%	**+7.5%**	349	+4.5%	**+4.5%**
Americas	1,669	+11.2%	**+7.2%**	580	+13.8%	**+6.4%**
France	1,198	+4.8%	**+4.8%**	396	+6.0%	**+6.0%**
Europe (excl. France)	1,990	+21.4%	**+7.5%**	723	+33.9%	**+7.5%**
Africa	114	+6.6%	**+6.6%**	40	+11.2%	**+11.2%**
Gas and Services	**6,007**	**+12.2%**	**+6.8%**	**2,088**	**+16.4%**	**+6.4%**

The figures given below exclude foreign exchange, natural gas and the Messer integration.

Asia-Pacific

To 30th September 2004, Asia-Pacific sales increased by **+7.5%**.
In the third quarter, emerging Asia continued its double-digit growth, with strong contributions from Electronics and the ramp-up of hydrogen volumes. China saw growth of more than 30%. Japan maintained its level of activity. Over the quarter, Electronics benefited from strong contributions from carrier gases. The outlook for the coming 18 months in Asia is positive, with Large Industries start-ups in China and Australia expected at the end of 2004 and the effect of Electronics contracts won during the first half.

Americas

Over the first 9 months, the Americas zone recorded growth of **+7.2%**.
In the third quarter, in the absence of new start-ups, Large Industries recorded an increase in plant utilisation, with strong sales volumes of air gases and hydrogen. Industrial Customers sales also rose significantly, with liquid volumes continuing to rise in a slightly positive pricing environment. All industrial markets in the zone are growing, particularly steel, energy, petrochemicals and food. The outlook is favourable, with the start-up of the hydrogen unit at the end of the year for Chevron-Texaco, the extension of the Texas Instruments contract and new contracts signed in Large Industries and Electronics.

Europe

To 30th September 2004, Europe excluding France, saw growth of **+7.5%**, whilst activity in France rose by **+4.8%**.
In the third quarter, Europe as a whole, excluding contributions from Messer, continued to progress well despite lower economic growth, benefiting from an acceleration in innovation and services development and a significant increase in hydrogen volumes, with two contract start-ups. Healthcare performed well, particularly in homecare and hygiene. Messer activities acquired in Germany rose by +3% over the period of its

consolidation.

Analysis by activity

Sales (million €)	To 30th September 2004	9 month variation excl. forex and natural gas with Messer	9 month variation excl. forex and natural gas excl. Messer	3rd quarter 2004	3rd quarter variation excl. forex and natural gas with Messer	3rd quarter variation excl. forex and natural gas excl. Messer
Industrial Customers	2,786	+13.5%	**+4.7%**	991	+19.6%	**+3.4%**
Large Industries	1,645	+14.8%	**+10.9%**	561	+19.8%	**+12.0%**
Electronics	627	+5.7%	**+5.7%**	215	+4.9%	**+4.9%**
Healthcare	949	+8.4%	**+6.9%**	321	+9.9%	**+7.0%**
Gas and Services	**6,007**	**+12.2%**	**+6.8%**	**2,088**	**+16.4%**	**+6.4%**

The figures given below exclude foreign exchange, natural gas and the Messer integration.

Industrial Customers

To 30th September, Industrial Customers sales increased by **+4.7%**.
In the third quarter, Asia and North America again performed well, with strong liquid volumes in the US and solid growth in Asia excluding Japan. In Europe, in a more modest economic environment, Services enabled us to sustain good levels of activity.

Large Industries

To 30th September, Large Industries sales grew by +10.9%.
The third quarter saw acceleration in sales (+12%), a good performance linked with strong demand. This was seen in hydrogen, with the ramp-up of the Antwerp HyCO plant (BASF) and the successful start-ups of HyCO plants in France (Exxon Mobil) and Spain (Repsol). Air gases performance was underpinned by strong demand from the metal and chemicals markets.

Electronics

In the first 9 months, Electronics rose by +5.7%, in line with trends seen in the first half.
Over the last 3 months, growth has been driven principally by carrier gases (Japan) and services (US and Europe). Equipment and installation sales compare less favorably to the same period last year due to high sales in the third quarter of 2003. Sales remained particularly strong in Taiwan for the quarter.

Healthcare

Over the first 9 months of the year, Healthcare recorded solid growth **(+6.9%)**
In the third quarter, homecare performed well. Hygiene products and services enjoyed the strongest growth through Schulke & Mayr and Anios which successfully launched new products for hospitals.

Equipment sales decreased.

To 30th September 2004, high-value added **Services**, now deployed across all of our activities (healthcare, metrology, analysis, local client support), recorded growth of almost +15%, with an acceleration in the third quarter.

2 – RELATED ACTIVITIES

Sales *(million €)*	To 30th September 2004	9 month variation *(excl. forex)*	3rd quarter 2004	3rd quarter variation *(excl. forex)*
AL Welding	358	+13.6%	112	+16.0%
Engineering and Construction	195	+27.2%	73	+106.7%
Other businesses	263	+3.9%	80	+2.3%
Related activities	**816**	**+13.1%**	**265**	**+26.4%**

Engineering and Construction sales rose strongly over the first 9 months and notably in the third quarter, due to third-party sales in South America and Asia.

AL Welding continues to grow, following the signing of new contracts in France and Italy in a more favorable pricing environment.

Other businesses are benefiting from good performance in chemicals and diving.

2004-2005 financial agenda

Salon Actionaria (Palais des Congrès, Paris)	19 and 20 novembre 2004
Third quarter 2004 sales	Thursday 28 October 2004
Full year 2004 sales	Wednesday 26 January 2005
Full year 2004 results	Monday 28 February 2005
First quarter 2005 sales	Thursday 21 April 2005
AGM	Wednesday 11 May 20055
First half 2005 sales	Tuesday 26 July 2005
First half 2005 results	Tuesday 6 September 2005
Third quarter 2005 sales	Wednesday 26 October 2005

Appendices

****

*Present in 65 countries, **Air Liquide** is the world leader in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly **enhanced technologies**. These solutions, which are in line with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 35,000 employees. The Group has successfully developed a long-term relationship with its shareholders*

*built on confidence and **transparency** and guided by the principles of corporate governance. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings** growth. Sales in 2003 totaled 8,394 million euros, of which sales outside France accounted almost 80%. Air Liquide is listed on the Euronext Paris stock exchange and is a component of the CAC 40 and EuroStoxx 50 indexes (ISIN code FR 0000120073).*

For more information please contact:

Investor relations	Corporate communication
Matthieu Baumgartner: +33 1 40 62 55 19	**Dominique Maire:** +33 1 40 62 53 56
Caroline Morand: +33 1 40 62 55 41	**Joëlle Ambon:** +33 1 40 62 51 31

www.airliquide.com

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9/6/2004

CONSOLIDATED EARNINGS AT 30 JUNE 2004

Further growth in activity and earnings in the first half of 2004
Net earnings per share: +10.3% (+12.8% excluding foreign exchange)

The Supervisory Board of Air Liquide, chaired by Alain Joly, met on 3 September 2004 and reviewed financial statements for the first half of 2004, presented by Benoît Potier, Chairman of the Management Board.

As of 30 June 2004, Air Liquide recorded growth of **+9.8% in sales** (excluding foreign exchange and natural gas) and **+9.7% in net earnings** (+12.2% excluding foreign exchange) to reach **359.9 million euros**. **EPS of 3,33 euros** grew by **+10.3%** (+12.8% excluding foreign exchange). **Funds from operations** for the period improved strongly by **+10.2%** excluding foreign exchange to **818.1 million euros**.

Commenting on results for the first half of 2004, **Benoît Potier, Chairman of the Management Board of Air Liquide**, said :

"The first half of 2004 saw further growth in our sales and earnings. The Group benefited from the recovery in North America and from the dynamic environment in Asia. In Europe our key drivers ensured continuous growth.

Margins improved in North America and Asia. In Europe, despite a significant rise in energy costs, margins were maintained at high levels thanks to our on-going efficiencies. These margins include the cost of implementing an integrated IT system across Europe which is at the heart of our main productivity initiatives.

The acquisition of Messer assets, completed in May 2004 and entirely debt financed, is moving ahead as planned. Consolidated figures for the two months have made a small contribution to net earnings in the first half. The divestment process is progressing in line with our expectations. This acquisition strengthens the Group's core business, which is traditionally a strong cash flow generator.

By the end of this year, the divestments required by the competition authorities and our strong cash flow should enable us to reduce our debt, which will progressively decrease thereafter. We therefore maintain a very good credit rating.

Based on these positive trends, we confirm our expectation of higher growth in sales and reported net earnings in 2004 than in 2003. Beyond 2004, the Group anticipates reinforced growth levels due to the commercial successes we have achieved and the integration of the Messer activities we have acquired".

Key figures : First Half 2004

In addition to published figures, the financial information presented here excludes the impact of foreign exchange and natural gas. Since industrial and medical gases are not exported, the impact of exchange rate fluctuations on activities is limited to the accounting consolidation in euros for the financial statements of our foreign subsidiaries. Fluctuations in natural gas prices are passed on to our customers by means of indexed pricing clauses.

Millions of euros	H1 2003	H1 2004	H1 04/03	H1 04/03 Excl. forex
Total sales	4,202.0	4,470.0	+6.4%	+9.8*%
of which Gas and Services sales	3,684.2	3,919.2	+6.4%	+10.1*%
Operating profit (EBITDA)	987.9	1,040.2	+5.3%	+8.0%
Operating income (EBIT)	581.4	609.6	+4.8%	+7.2%
Net earnings	328.2	359.9	+9.7%	+12.2%
Net earnings per share** (in €)	3.02	3.33	+10.3%	+12.8%
Funds from operations	761.0	818.1	+7.5%	+10.2%

** Sales figures have been adjusted to exclude the impact of foreign exchange and natural gas*
*** Average number of shares for the first half of 2004 for EPS calculation: 108,023,244*

Sales

Consolidated sales for the first half of 2004 reached 4,470.0 million euros, up +6.4%. Excluding the impact of foreign exchange and the increase in natural gas prices, the increase was +9.8% of which +2.7% comes from the consolidation of Messer. The second quarter was notable for sustained levels of activity compared with the first quarter.

Gas and Services sales amounted to 3,919.2 million euros, an increase of +10.1% excluding the impact of foreign exchange and natural gas. Acquired Messer activities, consolidated as of 6 May 2004, accounted for +3.0% of this growth.

Group results

Operating income was 609.6 million euros, up +4.8% and +7.2% excluding foreign exchange.

The **ratio of EBITDA** (operating profit before depreciation and amortization) **to sales** reached 23.2% excluding the impact of natural gas pricing and Messer.

On the same basis, the **ratio of EBIT** (operating income) **to sales** was maintained at 13.8% for the Group. Thanks to the productivity program initiated three years ago, this ratio is stable compared with the same period last year, despite a rising cost environment, stemming partly from significant increases in energy prices.
By geographic zone, efforts made in the American and Asian zones contributed to a significant rise in margins, particularly in the US and Japan. In Europe, margins were slightly impacted by the rise in energy costs whose effect, particularly in Industrial Customers, is passed through with a lag effect, and by the implementation of the European ERP IT system. Margins however remain at historically high levels.

The efficiency part of our **OPAL productivity program**, continued throughout the first half and generated 44 million euros of additional cost savings to the end of June. This result, which includes synergies achieved by Japan Air Gases in the first half, does not yet reflect all the expected benefits from the recently implemented OPAL program. Our new European IT system (ERP) is part of this program and will deliver its full efficiencies in the coming years.

Net financial expenses rose by 4 million euros (+7.5%) in the first half. This results partly from a significant decrease in financial expenses excluding the Messer acquisition (-12.5%), and partly from an increase of +10.8 million euros directly linked with the acquisition of Messer activities in May 2004.

Other net expenses amounted to 10.0 million euros in the first half of 2004, compared with 28.6 million euros in the same period of last year, when provisions were made for the depreciation of certain intangible assets.

The **effective tax rate** is 34.5% at 30 June 2004 against 33.4% in the first half of 2003. This increase is principally the result of an exceptional untaxed profit recorded last year following the integration of Japan Air Gases.

Minority interests were 32.3 million euros, up by +9.9% due to improved results from Japan Air Gases, of which we own 55%.

Total **Group consolidated net earnings** increased to 359.9 million euros at 30 June 2004, an improvement of +9.7% as reported and +12.2% excluding foreign exchange.

Net earnings per share amounted to 3.33 euros, up by +10.3% and +12.8% excluding foreign exchange. This rise incorporates the positive impact of share buybacks undertaken during the first half, amounting to 77,500 shares. The average number of shares for the calculation of EPS at 30 June 2004 was 108,023,244 shares.

****

Funds from operations were 818.1 million euros, an increase of +7.5% (+10.2% excluding foreign exchange). This improvement relates to the evolution of earnings and the increase of the depreciation charge (+5.9% and +9.2% excluding foreign exchange) principally linked with Messer. The impact of this acquisition on cash flow in the first half was 28.2 million euros. In total for the first half, funds generated from operations represented 18.3% of sales.

Capital expenditure for industrial projects was stable at 331.0 million euros. Financial investments amounted to 2,801.5 million euros of which 2 684 million euros reflects the price of Messer acquisition, before the disposal of activities to be sold during 2004.

Working capital requirements increased by +286.1 million euros over the half-year. For the most part, this change stems from the lag in tax payments, especially in France, and from discontinued securitization in Canada and welding. Working capital requirements from operations are stable as a percentage of sales.

Including Messer acquisition, **net debt** was 4,762.4 million euros before anticipated divestments. Gearing was 85%, against 38.3% at 30 June 2003, and will fall during the second half as proceeds from divestments are received.
Excluding Messer, net debt was 2,033.5 million euros in the first half, in line with our forecasts. This includes the payment of the 2003 dividend made in June 2004.

Messer acquisition

During the first half, Messer's activities, which were consolidated for two months, made a positive contribution to net earnings of +2.5 million euros. The opening balance sheet includes debt resulting from the acquisition, and the revaluation of net assets. The value of goodwill allocation will be determined after divestments and with the adoption of IAS accounting standards.
The integration of Messer assets acquired in May is moving ahead, as planned.

In Germany, the divestment process is in progress. The integration of activities is in line with plans and includes actions aimed at maintaining the quality of our customer relationships and at bringing teams together through our efficiency and development objectives.

In the US, on 29 June 2004, Air Liquide signed an agreement with Matheson Tri-Gas (the American subsidiary of Nippon Sanso) for the disposal of the liquid gas activities to be divested. In keeping with its strategy in the US, the Group has decided to divest its traditional cylinder activities with annual sales estimated at more than 80 million euros. Sales related to these activities were therefore not consolidated in the first half.

Analysis by geographic zone and business line

The **Americas** recorded a very strong increase in operating income. This is the result of dynamic sales growth linked with a significant increase in margin ratios for Industrial Clients and Large Industries. The renewal of important contracts in Electronics, the numerous commercial successes and the integration of Messer activities are all positive factors for the next 18 months.

In **Europe (including France)**, operating income rose slightly. Growth in sales and efficiency efforts offset the rise in costs (particularly energy costs and the implementation of the European ERP, which will be a source of future efficiencies).
The integration of Messer and metrology activities had a slightly negative mix effect on margins for the first half. Synergies expected from the integration of these activities will underpin future margin growth.
Healthcare is seeing promising development of new services in France, Italy and Germany.

In **Asia-Pacific**, as in the Americas, operating income rose considerably, with good performance in Electronics, thanks in particular to efficiency efforts and new TFT/LCD contracts in Japan, Korea and Taiwan. Industrial Customers performance in Japan also improved, driven by rapid progress in JAG's synergy program. In the first half, investment decisions rose sharply in Asia, consistent with our development strategy in this region.

Outlook

Beyond 2004, our development in Asia, in particular in Electronics; the integration of Messer activities; and commercial successes already achieved, notably through the signing of long term contracts; will enable the Group to reinforce its growth.

Financial agenda for second half of 2004 and 2005

Third quarter 2004 sales	Thursday 28 October 2004
Full year 2004 sales	Wednesday 26 January 2005
Full year 2004 results	Monday 28 February 2005
First quarter 2005 sales	Thursday 21 April 2005
AGM	Wednesday 11 May 2005
First half 2005 sales	Tuesday 26 July 2005
First half 2005 results	Tuesday 6 September 2005
Third quarter 2005 sales	Wednesday 26 October 2005

ɔpendices

****

*55 countries, **Air Liquide is the world leader in industrial and medical ıted services**. The Group offers innovative solutions based on constantly ·ologies. These solutions, which are in line with Air Liquide's commitment development, help to protect life and enable our customers to manufacture ɔensable everyday products. Founded in 1902, Air Liquide has **more than employees**. The Group has successfully developed a long-term relationship with ɔnolders built on confidence and transparency and guided by the principles of ·te governance. Since the publication of its first consolidated financial statements , Air Liquide has posted strong and steady earnings growth. **Sales in 2003 ɔd 8,394 million euros**, of which sales outside France accounted almost 80%. Air ɔe is listed on the Euronext Paris stock exchange and is a component of the CAC 40 EuroStoxx 50 indexes (ISIN code FR 0000120073).*

For more information please contact:

82-5224

Investor Relations
Matthieu Baumgartner: +33 1 40 62 55 19
Carolione Morand: +33 1 40 62 55 41

Corporate Communication
Dominique Maire: +33 1 40 62 53 56
Joëlle Ambon: +33 1 40 62 51 31

www.airliquide.com

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AIR LIQUIDE

information

RECEIVED
2005 AUG 10 P 2:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Paris, June 15, 2004

SHARE BONUS ISSUE (1 for 10)

Air Liquide reminds you that, on May 12, 2004, the Management Board in agreement with the Supervisory Board decided to distribute on June 14, one free share (effective as of January 1st, 2004) for each ten shares held.

In accordance with the Group's by-laws, all shares continuously registered from December 31st, 2001 will benefit from a 10% bonus on each free share allocated.

This distribution was effective on June 14, 2004 and created 9 898 377 new shares. The total number of shares issued will now be 108 890 600. The 10% bonus, which will be allocated by the Management Board in July, will result in the creation of a maximum of 242 660 shares.

On June 14, 2004, in order to allow a comparison of the share price before and after the free share distribution, the Air Liquide share price has been adjusted at the ratio of 10/11ths.

(in euros)	Before distribution	After distribution
December 31st 2003	140	127,3
June 14th 2004	146,5	133,2

At closing on June 14, 2004, Air Liquide shares were quoted at 132 euros, a decrease of -0.9% from June 11, 2004 and an increase of +3,7% since the beginning of the year 2004.

****

*Present in 65 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. **These solutions, which are in line with Air Liquide's commitment to sustainable development,** help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 31,900 employees. The Group has successfully developed a long-term relationship with its shareholders built on confidence and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2003 totaled 8,394 million euros, of which sales outside France accounted almost 80%. Air Liquide is listed on the Euronext Paris stock exchange and is a component of the CAC 40 and EuroStoxx 50 indexes (ISIN code FR 0000120073).*

For further information, please contact:

Investor Relations
Matthieu Baumgartner ☎ + 33 1 40 62 55 19

Communication Department
Dominique Maire ☎ + 33 1 40 62 53 56

www.airliquide.com

Press releases

5/6/2004

Closing of the Messer Griesheim acquisition

On May 6, 2004, the Air Liquide Group completed its acquisition of Messer Griesheim's industrial gas activities in Germany, the United Kingdom and the United States, after obtaining the green light from antitrust authorities in Europe and the United States and finalization of financing by the Messer family for the retained businesses.

The Group completed this major acquisition, announced on January 20, 2004, within a very short time and thus without any penalties. The purchase represents an investment of 2.7 billion euros, before divestitures and after adjustment.

In line with initial estimates, the net sales acquired after divestitures will be around 800 million euros. The divestitures required by the antitrust authorities amount to 23 % of the total acquired sales. These divestitures will be completed as quickly as possible; several industrial companies have already indicated an interest in the businesses Air Liquide will be selling in Germany and the United States.

The acquired businesses and their personnel are of high quality and effectively complement those of the Group. The current profit margin and cash flow levels of the combined operations will be improved by synergies estimated at about EUR 100 million, which means the acquisition will be earnings accretive in the first twelve months. Integration teams are already in place, and the senior management is in the process of being appointed. Mr Klaus Schmieder, currently Chairman of the Management Board of Messer Griesheim, will join the Air Liquide Group where he will have an important assignment.

The acquisition will be entirely debt financed and funded from the financial markets and bank loans. The Group's balance sheet will remain very solid given its strong dependable cash flow generation, which is further strengthened by the acquisition. Air Liquide's capacity for investment and external growth will thus remain intact. The dividend policy will also be maintained.

Benoît Potier, Chairman of Air Liquide's Management Board, said:

"This acquisition in three large countries is a major and strategic step forward for Air Liquide. The geographic presence of our activities combined with that of Messer Griesheim's, the strong heritage which each partner brings to the deal, and our

recognized expertise will give the Group a new solid and enlarged base. We will be at the heart of major European markets and will enhance our national coverage in the United States, particularly in one of the country's key industrial zones.

Around the world, the combined company will enable us to provide customers with a broader range of high quality products and services. We will also leverage our productivity programs and pursuit of growth opportunities.

I would like to congratulate the teams involved in this project, especially those responsible for establishing and maintaining a constructive work with the European Commission and U.S. Federal Trade Commission : they ensured the success of this project, which is so important for the Group's future.

To be the world leader in industrial and medical gases, recognized for our innovative spirit and our ability to deliver sustained, profitable growth – this is our objective. This acquisition gives the Group new momentum to accelerate its development strategy."

Invitations:

- Air Liquide's Corporate Management will hold an information meeting on May 7, 2004, at 11 a.m. at Group headquarters, 75 quai d'Orsay, Paris 7. This meeting will also be accessible by telephone.
- A conference call in English will be organized on May 7, 2004, at 3 p.m. (Paris time).
- The slide presentation will be available in French, English and German on May 7, 2004, at 10.30 a.m. on Air Liquide website

****

*Present in 65 countries, **Air Liquide is the world leader in industrial and medical gases and related services**. The Group offers innovative solutions based on constantly enhanced technologies. These solutions, which are in line with Air Liquide's commitment to sustainable development, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has **more than 31,900 employees**. The Group has successfully developed a long-term relationship with its shareholders built on confidence and transparency and guided by the principles of corporate governance. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted strong and steady earnings growth. **Sales in 2003 totaled 8,394 million euros**, of which sales outside France accounted almost 80%. Air Liquide is listed on the Euronext Paris stock exchange and is a component of the CAC 40 and EuroStoxx 50 indexes (ISIN code FR 0000120073).*

For more information please contact:

Investor Relations
Matthieu Baumgartner: +33 (0)1 40 62 55 19
Caroline Morand: +33 (0)1 40 62 55 41

Corporate Communication
Dominique Maire: +33 (0)1 40 62 53 56
Joëlle Ambon: +33 (0)1 40 62 51 31

www.airliquide.com

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Press releases

4/30/2004

Federal Trade Commission

The Federal Trade Commission (FTC), the U.S. antitrust authority, announced yesterday it is clearing Air Liquide's proposed acquisition of Messer Griesheim's industrial gas business in Germany, the United Kingdom and the United States.

The Federal Trade Commission's clearance is conditioned upon the Group's agreement to a certain number of divestitures in the United States. These divestitures correspond to sales totaling 55 million euros (pro-forma 2003), or 18% of the operations acquired in the United States. They will include mainly bulk and some tonnage activities. Overall, this is in line with scenarios previously considered and the retained assets will produce the expected synergies. Several industrial players have already indicated an interest in the businesses Air Liquide will be selling in Germany and the United States.

The acquisition of Messer Griesheim's business in the United States is a major step forward. The complementary nature of this transaction enables Air Liquide to become a national player with sales of around 1,8 billion euros (US$ 2 billion).

Overall, after divestitures, the Group will thus acquire sales of around 800 million euros.

Commenting on the clearance, Benoît Potier, Chairman of Air Liquide's Management Board, said:

"Constructive work with the Federal Trade Commission has allowed us to take a decisive step toward completing our proposed acquisition. We managed to secure the clearance of both the U.S. and European antitrust authorities, the latter on March 15, while preserving the planned synergies. Moreover, the timely clearance of the competition authorities completely absolves Air Liquide of any related penalties.

We will soon be able to finalize the acquisition. The main condition that remains is for the Messer family to complete financing for the retained activities. Thus, I am confident in our capacity to finalize this acquisition.

The Group's new profile in the United States and Europe will immediately reinforce our enlarged offer of products and services to customers, which will in turn propel new developments in all our business lines."

Appendix: Messer Griesheim divested operations :

- Irwindale - California (near Los Angeles)
- Vacaville - California (near San Francisco)
- Lake Charles - Louisiana (close to Texas border)
- Waxahachie – Texas (near Dallas)
- De Lisle – Mississippi (east of New Orleans)
- San Antonio - Texas

Calendar: After the acquisition closes, Air Liquide's Senior Management will hold an information meeting on the Group's new profile.

Investor Relations
Matthieu Baumgartner: +33 (0)1 40 62 55 19
Carolione Morand: +33 (0)1 40 62 55 41

Corporate Communication
Dominique Maire: +33 (0)1 40 62 53 56
Joëlle Ambon: +33 (0)1 40 62 51 31

www.airliquide.com

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4/28/2004

First-quarter consolidated sales

Sustained activity during the first-quarter: Sales up by +9.2%

(excluding foreign exchange and natural gas impacts)

First quarter 2004 consolidated sales reached 2,186 million euros, up +3.6% over the first quarter of 2003, despite negative foreign exchange and natural gas impacts. Excluding these impacts, the Group sales grew by +9.2%, which includes a perimeter effect of +0.6%. On the same basis, Gas and Services sales increased by +7.8%.

Commenting on the announcement of first-quarter 2004 sales figures, Benoît Potier, Chairman of Air Liquide's Management Board, stated:

First-quarter consolidated sales signal a good start to the year and demonstrate the Group's ability to accelerate growth in all business lines and geographic zones and benefit from the improved business climate.

Compared to the fourth quarter of 2003, growth rate progressed further, taking advantage of the economic recovery in North America and continuing strong growth in Asia. In Europe, new applications and services contributed to growth in all countries.

Large Industries benefited from new hydrogen contracts. Liquid gas volumes for Industrial Customers rose sharply, particularly in the United States. Sales in Electronics, especially dynamic in Asia, were driven notably by flat-screen production. Finally, all our Healthcare products and services performed well.

This good first quarter, combined with our continued productivity efforts, allows us to confirm our full year objective to achieve higher growth in activities and reported net earnings than in 2003."

1- GAS AND SERVICES

Gas and Services sales reached 1,895 million euros over the first quarter, an increase of +7.8%, excluding foreign exchange and fluctuations in natural gas prices. Signs of recovery, first observed at the end of 2003 were confirmed and the first quarter showed an acceleration.

Analysis by geographic zone

Sales *(million €)*	Q1 2004	Q1 change *(excl. forex, natural gas)*
Asia-Pacific	348.6	+ 14 %
Americas	520.4	+ 8.3 %
Europe (excl. France)	589.6	+ 8.2 %
France	401.5	+ 1.6 %
Africa	35.0	+ 5.2 %
Gaz et services	**1895.1**	**+ 7.8 %**

• Asia-Pacific

The strong progress in sales observed at year-end continued through the first quarter (+14,0% excluding foreign exchange and natural gas), this performance being chiefly linked with very high growth in Electronics. Japan showed renewed levels of activity with double-digit growth. Korea

benefited from the ramp-up of new hydrogen contracts and China took advantage of very high demand.
Over the first-quarter, Asia represented approximately 20% of sales and 1/3 of growth.

• Americas

The Americas (+8.3% excluding foreign exchange and natural gas) benefited from the economic upturn. All business lines recorded growth levels above +5%. Liquid gas volumes increased significantly in all markets in a firm pricing environment. Recovery was confirmed in Large Industries, with strong air gases and hydrogen volumes. The United States and Latin America recorded the best performance.

• Europe (excl. France)

Europe's good performance (+8.2% excluding foreign exchange and natural gas) was driven by the ramp-up of new hydrogen contracts, which will continue throughout the year. Hydrogen volumes have doubled over the last 18 months. Healthcare registered good growth levels in all activities, with the development of hygiene products and services, particularly in Italy and Germany. Industrial Customers performed better than industrial production.

• France

In France sales were up +1.6% excluding natural gas fluctuations, in an environment still showing no clear sign of recovery. By activity, Healthcare recorded the best performance, with double-digit growth in homecare. Electronics was impacted by an unfavorable base for comparison, owing to strong equipment billings early in 2003. Sales to Industrial Customers increased slightly.

Analysis by business line

Sales *(million €)*	Q1 2004	Q1 change *(excl. forex, natural gas)*
Industrial Customers	837.6	+ 4.5 %
Large Industries	540.4	+ 11.6 %
Electronics	209.3	+ 11.3 %
Healthcare	307.8	+ 7.5 %
Gas and Services	**1895.1**	**+ 7.8 %**

• Industrial Customers

Sales to Industrial Customers saw steady growth (+4.5% excluding foreign exchange), continuing the positive trend seen in the fourth quarter of 2003. Sales of liquid gas were particularly high throughout the Americas and in Asia (excluding Japan) in a firm pricing environment. In Europe, growth was more varied, with better performance in northern countries. Services (metrology and analysis) experienced strong growth.

• Large Industries

Large Industries (+11.6% excluding foreign exchange and natural gas) confirmed the improvement recorded at year-end. Growth was mainly linked with a ramp-up in hydrogen and CO volumes, particularly in Belgium and Korea. In the United States, air gases volumes rose significantly, driven by a sustained recovery in Chemicals stimulated by exports.

• Electronics

Electronics grew by +11.3%, excluding foreign exchange, continuing the steady sequential growth recorded over the past two years. The quarter was marked by the strong contribution of Japan, where

82-522

the Group business line's management is now located. Specialty gases recorded very good performance, benefiting in particular from the sharp rise in flat-screen sales. Sales of ultra-pure gases also showed double-digit growth, while equipment sales were down slightly.

• Healthcare

Healthcare experienced a good quarter in all activities (+7.5% excluding foreign exchange). Sales of gas to hospitals were robust. Homecare also showed a strong increase, particularly in France. Hygiene products and services continued to grow steadily, with higher trends in Italy.

High value-added services in all business lines (healthcare, metrology, analysis, local customer support) recorded double-digit growth, above the Group average. The first quarter saw the creation of a metrology unit (Trescal) that will include the recently acquired activities of Livingston.

2 - RELATED ACTIVITIES

Sales *(million €)*	Q1 2004	Q1 change *(excl. forex, natural gas)*
AL Welding	119.2	+ 7.2 %
Ingineering and Construction	79.8	+ 89.4 %
Other Businesses	92,2	+ 2,3 %
Related activities	**291,2**	**+ 19,7 %**

Sales in all Related Activities grew in the first quarter.

- Engineering and Construction sales contributed more strongly to this performance, particularly through billings by the new Sasol unit in South Africa and sales in Asia.
- Le Soudage (AL Welding) a enregistré un regain d'activité, notamment au mois de mars.
- AL Welding saw an upswing in activity, particularly in March.

3 - ANNUAL GENERAL SHAREHOLDERS' MEETING

Air Liquide's Annual General Meeting will be held at 3 p.m. on Wednesday, May 12, 2004, at the Palais des Congrès in Paris, France. It will be broadcast live, with simultaneous translation, on Air Liquide's website. A dividend of 3.20 euros per share excluding tax credit and the allocation of 1 bonus share for every 10 shares owned, with rights as of January 1, 2004, will be proposed to the shareholders.

2004 Financial Agenda

Annual General Shareholders' Meeting	Wednesday, May 12
Dividend payout	Tuesday, May 18
Bonus share allocation (1 for 10)	Monday, June 14
First-half 2004 sales	Tuesday, July 27
First-half 2004 earnings	Monday, September 6
Third-quarter 2004 sales	Thursday, October 28

appendices (.pdf)

****

82-522

Present in 65 countries, ***Air Liquide is the world leader in industrial and medical gases and related services****. The Group offers innovative solutions based on constantly enhanced technologies. These solutions, which are in line with Air Liquide's commitment to sustainable development, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has* ***more than 31,900 employees****. The Group has successfully developed a long-term relationship with its shareholders built on confidence and transparency and guided by the principles of corporate governance. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted strong and steady earnings growth.* ***Sales in 2003 totaled 8,394 million euros****, of which sales outside France accounted almost 80%. Air Liquide is listed on the Euronext Paris stock exchange and is a component of the CAC 40 and EuroStoxx 50 indexes (ISIN code FR 0000120073).*

For more information please contact:

Investor Relations
Matthieu Baumgartner: +33 (0)1 40 62 55 19
Carolione Morand: +33 (0)1 40 62 55 41

Corporate Communication
Dominique Maire: +33 (0)1 40 62 53 56
Joëlle Ambon: +33 (0)1 40 62 51 31

www.airliquide.com

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Press releases

3/15/2004

Proposed acquisition of Messer: the European Commission announced its approval

On March 15, 2004 the European Commission announced its approval of Air Liquide's proposed acquisition of Messer Griesheim's industrial gas business in Germany, the United Kingdom and the USA under certain conditions. First announced on January 20, 2004, the proposed acquisition, which has been approved by Messer Griesheim's current shareholders, is subject to the prior approval of antitrust authorities in Europe and the United States.

As a result of the process undertaken with the European Commission, Air Liquide has agreed to a certain number of divestitures to comply with competition laws and secure the required authorization in a reasonable timeframe. These divestitures, with sales in Germany totaling around 200 million euros (pro forma 2003), include Large Industries and Industrial Customer activities mainly from the acquired business, as well as Messer's share in an electronics joint venture. They represent a package that is in line with the anticipated financial and synergy scenario. Total divestments amount to less than 25% of the acquired activities in Europe, excluding Electronics.

These divestments will occur when all of the closing conditions of the acquisition have been fulfilled, notably the approval from the US antitrust authorities (Federal Trade Commission – FTC) and the financing by the Messer family of the retained assets. A number of industrial companies have already shown interest in these activities as well as in potential divestitures in the United States.

The acquisition will give Air Liquide a strengthened position in Germany, with sales of almost one billion euros. All of the Group's industrial, healthcare and services activities will be present in Germany, well positioned for growth and leveraging the Group's innovation capabilities.

Commenting on the European Commission's decision, Benoît Potier, Chairman of Air Liquide's Management Board, emphasized that a major step had just been taken toward completing the proposed acquisition:

"Following intense and constructive work with the European Commission, this approval, obtained promptly, is a first essential step in the acquisition process of Messer Griesheim's industrial gas activities.

Through this acquisition, the Group's new position in Germany and in Europe will enable us to further develop all our business lines and sectors of expertise.

I am fully aware of the impact of this decision on the teams involved in the divestitures in Germany. I will see to it that the anticipated divestitures take place in a coherent framework that is consistent with the Group's principles and ensures the continuity of these activities.

We can now turn our attention to our organizational plans in Germany and continue discussions to obtain FTC approval for the U.S. portion of the proposed acquisition. I remain confident in our ability to conclude this transaction successfully by mid-year."

Appendix: divested activities

· Among Messer Griesheim operations in Germany:

- large industries and liquid gas activities at Köln and Dormagen, with the related pipelines and the carbon monoxide plant at Dormagen
- large industries and liquid gas activities in the Saar region
- cylinder activities around Köln and in the Saar region
- liquid gas activities around Buna, near Leipzig in eastern Germany
- Messer's share in a joint venture in the electronics industry

· Among Air Liquide operations in Germany:

- large industries activities in Rheinberg (near Düsseldorf)
- CO_2 activities from the Burgbrohl plant and from different sources in south western and south eastern Germany
- cylinder activities in eastern Germany (Berlin, Magdeburg, Loitz, Dresden, Erfurt), southern Germany (Nürnberg and Bopfingen) and western Germany in Burgbrohl

****

Present in 65 countries, ***Air Liquide*** *is the* ***world leader*** *in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly enhanced technologies. These solutions, which are in line with Air Liquide's commitment to sustainable development, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 31,900 employees. The Group has successfully developed a long-term relationship with its shareholders built on confidence and* ***transparency*** *and guided by the principles of* ***corporate governance****. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted* ***strong and steady earnings*** *growth. Sales in 2003 totaled 8,394 million euros, of which sales outside France accounted almost 80%. Air Liquide is listed on the Euronext Paris stock exchange and is a component of the CAC 40 and EuroStoxx 50 indexes (ISIN code FR 0000120073).*

82-522

For more information please contact:

Investor Relations
Matthieu Baumgartner — +33 (0)1 40 62 55 19
Caroline Morand — +33 (0)1 40 62 55 41

Corporate Communication
Dominique Maire — +33 (0)1 40 62 53 56
Joëlle Ambon — +33 (0)1 40 62 51 31

www.airliquide.com

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LEGAL NOTICE ■ PRIVACY POLICY

1/27/2004

Consolidated sales 2003

Consolidated sales for 2003 reached 8,394 million euros, up +6.2% on 2002. Particularly strong growth was recorded in the fourth quarter (2,155 million euros).

At constant exchange rates and excluding fluctuations in natural gas prices, full year sales grew +9.6%, of which +5% was activity-related and +4.6% linked to the creation of Japan Air Gases.

Gas and Services sales, accounting for nearly 90% of activities, were up +11.4% (at constant exchange rates and excluding fluctuations in natural gas prices) in the fourth quarter 2003, of which +6.1% activity-related and +5.3% linked to the creation of Japan Air Gases.

Commenting on these figures, **Benoît Potier, Chairman of the Management Board**, stated:

"Sales in 2003 showed a marked improvement on 2002, with clear signs of a recovery in the second half of the year. Throughout 2003, all our Gas and Services activities saw a significant acceleration in Asia, a business recovery in the Americas and solid growth in Europe. Despite unfavorable exchange rates, we confirm our objective to grow reported net earnings for financial year 2003. The sales momentum recorded across all our business lines in the fourth quarter should continue into 2004, in line with the economic recovery."

1- GAS AND SERVICES

In the fourth quarter of 2003, Gas and Services sales were up +6.1% to 1,879 million euros, excluding the impact of foreign exchange, natural gas price fluctuations and the consolidation of Japan Air Gases. Signs of recovery observed in the third quarter have been confirmed.

Full year sales for Gas and Services stood at 7,389 million euros, an increase of +5.4% (excluding foreign exchange, natural gas prices and consolidation of JAG).

=> **Analysis by region**

Sales *(€ million)*	As of December 31, 2003	Variation over 12 months *(excl foreign exchange, natural gas prices and consolidation of JAG)*	4th quarter 2003	Q4 Variation *(excl foreign exchange, natural gas prices and consolidation of JAG)*
Asia-Pacific	1,336.3	+11.3%	354.1	+15.4%
Americas	2,131.4	+2.6%	510.7	+5.3%
urope cluding France)	2,232.3	+5.4%	578.4	+7.2%
e	1,544.8	+5.1%	399.7	-0.5%
	143.7	+15.6%	36.5	+16.0%
i Services	**7,388.5**	**+5.4%**	**1,879.4**	**+6.1%**

cific

owth was recorded in all business lines in the fourth quarter (+15.4% excluding foreign exchange, natural and consolidation of JAG) throughout the region, driven by China acceleration. In Japan, electronics sales gas volumes show clear signs of recovery and Korea's strong performance was boosted by a new t in H2/CO. As a whole, Asia, led by China, saw a marked acceleration throughout 2003, a trend by the high level of sales recorded at the end of the year.

ericas

sales increase of +5.3% (excluding foreign exchange and natural gas prices) in the fourth quarter confirmed e signs of recovery noted in the third quarter across all business lines, in North America as well as Latin America. ur customers benefited from increased competitiveness thanks to the level of the US dollar. The chemical industry n the US showed particular improvement, with high air gases volumes. Industrial Customers benefited from the

upturn in the US economy with a particularly positive end of the year. Electronics achieved organic growth of almost +10% in 2003. The second half of the year saw a marked recovery throughout the region, including growth in volumes in South America linked to our customers' exports.

· **Europe (excluding France)**
Europe saw steady performance in the fourth quarter (+7.2% excluding foreign exchange and natural gas prices). Large Industries sales rose sharply, benefiting from the start-up of an H2/CO unit in Antwerp, the Group's largest unit worldwide. The Industrial Customers market saw sustained demand, with growth in Services. Healthcare showed a good performance, particularly in medical gases and sales of hygiene products and services to hospitals. Overall, sales were up +5.4%, excluding foreign exchange and natural gas prices.

· **France**
France saw a stable fourth quarter (-0.5% excluding natural gas prices) in a contrasted economic environment, with an unfavourable comparison effect due to high levels of equipment sales in electronics at the end of 2002. Full year sales in France were up +5.1% excluding natural gas prices, underpinned by the diversity of our business lines. Healthcare, which represents 31% of Gas and Services sales in France, grew around +7% over the year, a performance similar to that of Large Industries. Electronics sales grew by more than +10%. Industrial Customers reported a slight increase, led by Services.

=> Analysis by business line

Sales *(€ million)*	As of December 31, 2003	Variation over 12 months *(excl foreign exchange, natural gas prices and consolidation of JAG)*	4th quarter 2003	Q4 Variation *(excl foreign exchange, natural gas prices and consolidation of JAG)*
Industrial Customers	3,353.9	+3.9%	851.5	+5.2%
Large Industries	1,998.8	+6.3%	495.5	+9.0%
Electronics	829.6	+11.4%	210.0	+3.2%
Healthcare	1,206.2	+4.4%	322.4	+6.1%
Gas and Services	**7,388.5**	**+5.4%**	**1,879.4**	**+6.1%**

· **Industrial Customers**
Driven by Asia and the recovery in the Americas, sales accelerated in the fourth quarter (+5.2% excluding foreign exchange, natural gas prices and consolidation of JAG). Liquid gas volumes were good in North America and Asia. Growth remained solid in Europe, with a strengthening of our Services offer. Full year sales were up +3.9% (excluding foreign exchange, natural gas prices and consolidation of JAG), proof of our ability to capture growth opportunities through volumes in developing regions and make continued progress in more established markets thanks to our enlarged offer.

· **Large Industries**
In Large Industries, strongest growth was achieved in the fourth quarter (+9% excluding foreign exchange, natural gas prices and consolidation of JAG). The increase in H2/CO volumes was high in Asia and Europe, with ramp-up of new projects (Korea) and the start-up of three H2/CO units in Antwerp (Belgium), Pont de Claix (France) and Anacortes (US). Improved performance in US chemical industry and good progress in cogeneration combined to restore a pattern of solid growth in the United States. Large Industries sales continued to grow steadily over the year (+6.3% excluding foreign exchange, natural gas prices and consolidation of JAG), with a marked improvement in the second half.

· **Electronics**
In Electronics, the fourth quarter of 2003 (+3.2% excluding foreign exchange and consolidation of JAG) marked the eighth consecutive quarter of growth. Sales were high at the end of the year (excluding equipment sales), with strong demand for flat screens, DVD players and portable computers. Over the year, Electronics benefited from this buoyant demand (+11.4% excluding foreign exchange and consolidation of JAG). Sales of Equipment and Installations remained high at around 30 to 40 million euros per quarter, Asian sales balanced European sales after the first quarter.

· **Healthcare**
A steady growth pattern had been re-established by the end of the year, with strong sales in homecare in France and medical gases in France and Europe. Hygiene services was also positive, especially in France, Italy and Germany. Healthcare performed best in the fourth quarter (+6.1% excluding foreign exchange and consolidation of

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JAG).

Services accounted for **18.5%** of Gas and Services sales, a slight increase on 2002. The acquisition of European metrology specialist Livingston's business outside of the United Kingdom should further strengthen this trend.

2 - RELATED ACTIVITIES

Sales *(M€)*	Full Year 2003	Variation % *(on a comparable basis)*	4th quarter 2003	Variation % *(on a comparable basis)*
AL Welding	423.2	-7.8%	107.9	-8.3%
Engineering and Construction	253.1	+27.1%	96.2	-5.1%
Other Businesses	328.8	-0.3%	71.7	-8.0%
Related activities	**1,005.1**	**+2.0%**	**275.8**	**-7.0%**

Overall related activities remained stable for 2003.

· The welding business **(AL Welding)**, highly dependent on industrial production and investment, saw a decrease in sales, particularly in welding equipment.

· **Engineering and Construction** grew strongly with high levels of billings, particularly in the first half of the year in Asia.

· Sales for **Other Businesses** (Chemicals and Diving) remained stable over the year.

Financial calendar 2004

2003 FY earnings Friday 27 February 2004
2004 Q1 sales Wednesday 28 April 2004
AGM Wednesday 12 May 2004
2004 H1 sales Wednesday 28 July 2004
2004 H1 earnings Monday 6 September
2004 2004 Q3 sales Thursday 28 October 2004

link to Appendix

****

*Present in 65 countries, Air Liquide is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has 30,800 employees. The Group has successfully developed a long-term relationship with its shareholders built on confidence and transparency and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2002 totaled 7,900 million euros, sales outside France accounted for more than 76%. Air Liquide is listed on the Euronext Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indexes –ISIN code FR 0000120073.*

For more information please contact:

Investor Relations
Matthieu Baumgartner — +33 (0)1 40 62 55 19

Corporate Communication
Dominique Maire — +33 (0)1 40 62 53 56

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Caroline Morand — +33 (0)1 40 62 55 41 **Joëlle Ambon** — +33 (0)1 40 62 51 31

www.airliquide.com

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